# FAIR WIND SECRETARIAL SERVICES LIMITED
# 富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


Your Ref:

Our Ref: S/5411/89 LTO/sl

6th July, 2010

SUPPL

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.



10016042




Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED



LO Tai On
Director

Enc.
c.c. the Company

Annex A to Letter to the SEC
Dated 6 July 2010 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

**DESCRIPTION OF DOCUMENT**

1. Title : Notification of movement of securities in Hong Kong

   Date : 30th June, 2010

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

2. Title : All circulars sent to shareholders

   Date : 31st May, 2010 & 29th June, 2010

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement

3. Title : Filing of Annual Return (Form N3)

   Date : 12th June, 2010

   Entities requiring item: Hong Kong Companies Registry pursuant to the Hong Kong Companies Ordinance



Companies Registry
公司註冊處

# Annual Return of a Non-Hong Kong Company
# 非香港公司周年申報表

(Companies Ordinance s. 334(1) – (4))
(《公司條例》第 334(1) – (4) 條)

RECEIVED 2010 JUL

Form 表格 N3

**Important Notes 重要事項**

- Please read the accompanying notes before completing this form. Please print in black ink.
- 填表前請參閱《填表須知》。請用黑色墨水列印。

**Company Number 公司編號**

F 4657

(Note 註 8) **1 Company Name 公司名稱**

Starlight International Holdings Limited
升岡國際有限公司

**2 Date of this Return 本申報表日期**

The Most Recent Anniversary of the Date of Registration under Section 333 of the Companies Ordinance
根據《公司條例》第 333 條註冊爲非香港公司的最近周年日期

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 12 | 06 | 2010 |

**3 Date of Registration under Section 333 of the Companies Ordinance**
根據《公司條例》第 333 條註冊的日期

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 12 | 06 | 1990 |

**4 Place of Incorporation 成立爲法團所在的地方**

Bermuda

**5 Principal Place of Business in Hong Kong 在香港的主要營業地點**

(a) Address of the Principal Place of Business in Hong Kong 在香港的主要營業地點的地址

5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

(Note 註 9) (b) E-mail Address 電郵地址

--

(Note 註 3) **Presentor's Reference 提交人的資料**

Name 姓名: Fair Wind Secretarial Services Limited
Address 地址: 25th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong

Tel 電話:　　Fax 傳真:
E-mail Address 電郵地址:
Reference 檔號: Our Ref.: S/5411/89 (SANDY)

**For Officia**

Your Receipt
Companies Registry
H.K.

15/06/2010 11:29:18
Submission No.: 226166838/1
CR NO.: F0004657
Sh. Form.: N3

| Revenue Code | Amount(HKD) |
|---|---|
| 93 | $180.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 262260255092 | Cash | $180.00 |
| Total Paid | | $180.00 |

Specification No. 2/2008 (Revision) (July 2008)
指明編號 2/2008 (修訂) (2008 年 7 月)

*Fair Wind Secretarial Services Limited*

Form 表格 **N3**

Company Number 公司編號

| F | 4657 |
|---|---|

## 6 Offices in Place of Incorporation 在成立爲法團所在的地方的辦事處

(a) **Address of the Registered Office (or its equivalent) in Place of Incorporation**
**在成立爲法團所在的地方的註冊辦事處（或等同於註冊辦事處的地方）的地址**

| Address | Country 國家 |
|---|---|
| Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda | Bermuda |

*('Care of' addresses are not acceptable「轉交」地址恕不接受)*

(b) **Address of the Principal Place of Business (if any) in Place of Incorporation**
**在成立爲法團所在的地方的主要營業地點的地址（如有的話）**

| Address | Country 國家 |
|---|---|
| -- | |

*('Care of' addresses are not acceptable「轉交」地址恕不接受)*

(Note 註 9) (c) **E-mail Address 電郵地址**

--

## 7 Mortgages and Charges 按揭及押記

**Total amount outstanding as at the date of this return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to section 91 of the Companies Ordinance**
**截至本申報表日期，所有須依據《公司條例》第 91 條向公司註冊處處長登記的按揭及押記的未償還總額**

--

(Note 註 10) ## 8 Authorized Representative in Hong Kong 居於香港的授權代表

### A. Individual Appointed as Authorized Representative 以個人身份獲委任的授權代表

*(Use Continuation Sheet A if more than 2 authorized representatives 如有超過兩名授權代表，請用續頁 A 填報)*

1 **Name in English 英文姓名**

| Surname 姓氏 | Other Names 名字 |
|---|---|
| LAU | Sak Yuk, Andy |

**Name in Chinese 中文姓名**: 劉錫澳

**Hong Kong Address 香港地址**: Flat 24B, South Bay Tower, 59 South Bay Road, Hong Kong

*('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)*

(Note 註 11) **E-mail Address 電郵地址**: --

(Note 註 12) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: A956295(0)

b Passport 護照

| Issuing Country 簽發國家 | Number 號碼 |
|---|---|
| -- | -- |

Form 表格 N3

Company Number 公司編號

F 4657

(Note 註 10) 8 **Authorized Representative in Hong Kong 居於香港的授權代表** (cont'd 續上頁)

2 **Name in English 英文姓名**

| | |
|---|---|
| | |
| Surname 姓氏 | Other Names 名字 |

**Name in Chinese 中文姓名**

**Hong Kong Address 香港地址**

*('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)*

(Note 註 11) **E-mail Address 電郵地址**

(Note 註 12) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼

b Passport 護照

| | |
|---|---|
| | |
| Issuing Country 簽發國家 | Number 號碼 |

B. **Authorized Representative Other Than Individual 以非個人身份擔任授權代表**

*(Use Continuation Sheet A if more than 1 authorized representative 如有超過一名授權代表，請用續頁 A 填報)*

*Please tick the relevant box 請在適用的空格內加上 ✓ 號*

**Nature of the Firm or Corporation 商號或法團的性質**

☐ A firm of solicitors or a solicitor corporation 律師商號或法團

☐ A firm or corporation of certified public accountants (practising) 執業會計師商號或法團

**Name in English 英文名稱**

**Name in Chinese 中文名稱**

(Note 註 13) **Hong Kong Address 香港地址**

*('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)*

(Note 註 11) **E-mail Address 電郵地址**

Form 表格 **N3**

**Company Number 公司編號**: F 4657

## 9. Secretary 秘書

### A. Individual Secretary 個人秘書

*(Use Continuation Sheet B if more than 1 individual secretary 如有超過一名個人秘書，請用續頁B填報)*

|  |  | |
|---|---|---|
| Name in English 英文姓名 | Surname 姓氏: LO | Other Names 名字: Tai On |
| Name in Chinese 中文姓名 | 羅泰安 | |
| Previous Names 前用姓名 | -- | |
| Alias 別名 | -- | |
| Residential Address 住址 | 26C, Tower 6, Laguna Verde, Villa Verde, Hunghom, Kowloon | Country 國家: -- |

*('Care of' addresses are not acceptable「轉交」地址恕不接受)*

(Note 註 14) E-mail Address 電郵地址: --

(Note 註 15) Identification 身份證明

| | | |
|---|---|---|
| a Hong Kong Identity Card Number 香港身份證號碼 | D086922(9) | |
| b Passport 護照 | Issuing Country 簽發國家: -- | Number 號碼: -- |

### B. Corporate Secretary 法人團體秘書

*(Use Continuation Sheet B if more than 1 corporate secretary 如有超過一名法人團體秘書，請用續頁B填報)*

|  |  |  | |
|---|---|---|---|
| (Note 註 16) | Name in English 英文名稱 | | |
| (Note 註 16) | Name in Chinese 中文名稱 | | |
| (Note 註 17) | Address 地址 | | Country 國家 |

*('Care of' addresses are not acceptable「轉交」地址恕不接受)*

(Note 註 14) E-mail Address 電郵地址:

**Company Number 公司編號**
*(Only applicable to body corporate registered in Hong Kong)*
*(只適用於在香港註冊的法人團體)*

Form 表格 **N3**

Company Number 公司編號

F 4657

## 10 Directors 董事

### A. Individual Director 個人董事

*(Use Continuation Sheet C if more than 2 individual directors 如有超過兩名個人董事，請用續頁C填報)*

*Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號*

(Note 註 18) **1 Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替: --

| | |
|---|---|
| **Name in English 英文姓名** | Surname 姓氏: LAU<br>Other Names 名字: Sak Hong, Philip |
| **Name in Chinese 中文姓名** | 劉錫康 |
| **Previous Names 前用姓名** | -- |
| **Alias 別名** | -- |
| **Residential Address 住址** | 23A, Blk.II, 37 Repulse Bay Road, Hong Kong<br>Country 國家: -- |

*('Care of' addresses are not acceptable「轉交」地址恕不接受)*

(Note 註 14) **E-mail Address 電郵地址**: --

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: A784146(1)

b Passport 護照: Issuing Country 簽發國家: -- Number 號碼: --

Form 表格 **N3**

Company Number 公司編號

F 4657

## 10 Directors 董事 (cont'd 續上頁)

*Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號*

(Note 註 18) 2 **Capacity 身份**

☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替: --

| | Surname 姓氏 | Other Names 名字 |
|---|---|---|
| **Name in English 英文姓名** | LAU | Sak Kai, Anthony |

**Name in Chinese 中文姓名**: 劉錫淇

**Previous Names 前用姓名**: --

**Alias 別名**: --

**Residential Address 住址**: Blk. C, 9th Floor, Flat 2, 41A Stubbs Road, Hong Kong

Country 國家: --

*('Care of' addresses are not acceptable「轉交」地址恕不接受)*

(Note 註 14) **E-mail Address 電郵地址**: --

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: A956297(7)

b Passport 護照

| Issuing Country 簽發國家 | Number 號碼 |
|---|---|
| -- | -- |

Form 表格 **N3**

Company Number 公司編號

| F | 4657 |
|---|---|

## 10 Directors 董事 (cont'd 續上頁)

### B. Corporate Director 法人團體董事

*(Use Continuation Sheet D if more than 1 corporate director 如有超過一名法人團體董事，請用續頁D填報)*

*Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號*

(Note 註 18) **Capacity 身份** ☐ Director 董事 ☐ Alternate Director 候補董事 | Alternate to 代替

**Name in English 英文名稱**

**Name in Chinese 中文名稱**

(Note 註 17) **Address 地址** | Country 國家

*('Care of' addresses are not acceptable「轉交」地址恕不接受)*

(Note 註 14) **E-mail Address 電郵地址**

**Company Number 公司編號**
*(Only applicable to body corporate registered in Hong Kong)*
*(只適用於在香港註冊的法人團體)*

## 11 Share Capital 股本 *(As at the date of this return 截至本申報表日期)*

*(Only applicable to a company having a share capital 只適用於有股本公司)*

**Authorized Share Capital 法定股本**
*(If not applicable, please state 'NA')*
*(如不適用，請填上「不適用」)*

| Currency 貨幣單位 | Total Nominal Value 總面值 |
|---|---|
| HK$ | 500,000,000.00 |

**Issued Share Capital 已發行股本**
*(If not applicable, please state 'NA')*
*(如不適用，請填上「不適用」)*

| Currency 貨幣單位 | Total Nominal Value 總面值 |
|---|---|
| HK$ | 314,035,531.20 |

Form 表格 **N3**

Company Number 公司編號

| F | 4657 |
|---|---|

## 12 Accounts 帳目

*(Please complete Section A or B as appropriate 請填報A或B項)*

(Note 註 19)

**A. Accounts required under section 336 of the Companies Ordinance are submitted with this form**
**隨本表格提交《公司條例》第 336 條規定的帳目**

**Period Covered by the Accounts 該等帳目所涵蓋的會計期**

| DD 日 | MM 月 | YYYY 年 | To 至 | DD 日 | MM 月 | YYYY 年 |
|---|---|---|---|---|---|---|
| 01 | 04 | 2008 | | 31 | 03 | 2009 |

(Note 註 20)

**B. Accounts required under section 336 of the Companies Ordinance are not submitted with this form for the following reason: -**
**並無隨表提交《公司條例》第 336 條規定的帳目，原因如下：－**

*Please tick the relevant box 請在適用的空格內加上 ✓ 號*

☐ The company is neither required by the law of the place of its incorporation, the laws of any other jurisdictions where the company is registered as a company, nor the rules of the stock exchange or similar regulatory bodies in any of those jurisdictions to publish its accounts or to deliver copies of its accounts to any person in whose office they may be inspected as of right by members of the public.

公司成立爲法團所在的地方的法律或在其註冊成爲公司的任何其他司法管轄區的法律，以及任何該等司法管轄區的證券交易所或類似的監管機構的規章，均沒有規定公司須發表帳目或交付帳目副本予任何人，讓公眾人士按應有權利在該人的辦事處查閱。

☐ The company has been incorporated for less than 18 months prior to the date of delivery of the return under section 334(1) of the Companies Ordinance and the accounts of the company that are required to be published have not been made up.

公司成立爲法團的日期與根據《公司條例》第 334(1)條規定交付申報表的日期相距少於 18 個月，而公司須發表的帳目仍未擬備。

(Note 註 21)

**Advisory Note 提示**

**All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.**
**所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。**

**This Return includes the following Continuation Sheet(s). 本申報表包括下列續頁。**

| Continuation Sheet(s) 續頁 | A | B | C | D |
|---|---|---|---|---|
| Number of pages 頁數 | -- | -- | 5 | -- |

(Note 註 5)

Signed 簽署 :

Name 姓名 : LAU Sak Hong, Philip

Director / ~~Secretary~~ / ~~Manager~~ / ~~Authorized Representative~~*
董事 / ~~秘書~~ / ~~經理~~ / ~~授權代表~~*

Date 日期 : 14/06/2010 (DD 日 / MM 月 / YYYY 年)

* *Delete whichever does not apply 請刪去不適用者*

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

**Date of Return 本申報表日期**

| 12 | 06 | 2010 |
|---|---|---|
| DD 日 | MM 月 | YYYY 年 |

**Company Number 公司編號**

F 4657

## Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

*Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號*

(Note 註 18) **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替: --

**Name in English 英文姓名**

| Surname 姓氏 | Other Names 名字 |
|---|---|
| LAU | Sak Yuk, Andy |

**Name in Chinese 中文姓名**: 劉錫澳

**Previous Names 前用姓名**: --

**Alias 別名**: --

**Residential Address 住址**: Flat 24B, South Bay Tower, 59 South Bay Road, Hong Kong

Country 國家: --

*('Care of' addresses are not acceptable「轉交」地址恕不接受)*

(Note 註 14) **E-mail Address 電郵地址**: --

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: A956295(0)

b Passport 護照

| Issuing Country 簽發國家 | Number 號碼 |
|---|---|
| -- | -- |

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

| Date of Return 本申報表日期 | | |
|---|---|---|
| 12 | 06 | 2010 |
| DD 日 | MM 月 | YYYY 年 |

Company Number 公司編號: F 4657

## Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

*Please tick the relevent box(es) 請在適用的空格內加上 ✓ 號*

(Note 註 18) **Capacity 身份**: ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替: --

**Name in English 英文姓名**

| Surname 姓氏 | Other Names 名字 |
|---|---|
| HON | Sheung Tin, Peter |

**Name in Chinese 中文姓名**: 韓相田

**Previous Names 前用姓名**: --

**Alias 別名**: --

**Residential Address 住址**: 1st Floor, Flat B, No.2 Hatton Road, Hong Kong

Country 國家: --

*('Care of' addresses are not acceptable「轉交」地址恕不接受)*

(Note 註 14) **E-mail Address 電郵地址**: --

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: A690457(5)

b Passport 護照

| Issuing Country 簽發國家 | Number 號碼 |
|---|---|
| -- | -- |

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

| Date of Return 本申報表日期 | | |
|---|---|---|
| 12 | 06 | 2010 |
| DD 日 | MM 月 | YYYY 年 |

Company Number 公司編號: F 4657

## Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

*Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號*

(Note 註 18) **Capacity 身份**: ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替: --

| | Surname 姓氏 | Other Names 名字 |
|---|---|---|
| **Name in English 英文姓名** | HO | Hau Chong, Norman |

| | |
|---|---|
| **Name in Chinese 中文姓名** | 何厚鏘 |
| **Previous Names 前用姓名** | -- |
| **Alias 別名** | -- |

| | | Country 國家 |
|---|---|---|
| **Residential Address 住址** | Flat 5A, Guildford Court, 5 Guildford Road, The Peak, Hong Kong | -- |

*('Care of' addresses are not acceptable「轉交」地址恕不接受)*

(Note 註 14) **E-mail Address 電郵地址**: --

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: D347913(8)

| b Passport 護照 | Issuing Country 簽發國家 | Number 號碼 |
|---|---|---|
| | -- | -- |

Form 表格 **N3**

**(Continuation Sheet C 續頁 C)**

**Date of Return 本申報表日期**

| DD 日 | MM 月 | YYYY 年 |
|---|---|---|
| 12 | 06 | 2010 |

**Company Number 公司編號**

F 4657

## Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

*Please tick the relevant box(es) 請在適用的空格內加 I: ✓ 號*

(Note 註 18) **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替: --

**Name in English 英文姓名**

| Surname 姓氏 | Other Names 名字 |
|---|---|
| CHAN | Chak Chung |

**Name in Chinese 中文姓名**: 陳澤仲

**Previous Names 前用姓名**: --

**Alias 別名**: --

**Residential Address 住址**: 28B Oak Mansion, 20 Tai Koo Wan Road, Tai Koo Shing, Quarry Bay, Hong Kong

Country 國家: --

*('Care of' addresses are not acceptable「轉交」地址恕不接受)*

(Note 註 14) **E-mail Address 電郵地址**: --

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: D259762(5)

b Passport 護照

| Issuing Country 簽發國家 | Number 號碼 |
|---|---|
| -- | -- |

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

| Date of Return 本申報表日期 | | |
|---|---|---|
| 12 | 06 | 2010 |
| DD 日 | MM 月 | YYYY 年 |

| Company Number 公司編號 |
|---|
| F 4657 |

## Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

*Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號*

(Note 註 18) **Capacity 身份**

☑ Director 董事 ☐ Alternate Director 候補董事

| Alternate to 代替 |
|---|
| -- |

| Name in English 英文姓名 | Surname 姓氏 | Other Names 名字 |
|---|---|---|
| | CHUCK | Winston Calptor |

|  |  |
|---|---|
| Name in Chinese 中文姓名 | 卓育賢 |
| Previous Names 前用姓名 | -- |
| Alias 別名 | -- |
| Residential Address 住址 | Flat 4, 2nd Floor, Peak Gardens, 20 Mount Austin Road, The Peak, Hong Kong |
| Country 國家 | -- |

*('Care of' addresses are not acceptable「轉交」地址恕不接受)*

|  |  |
|---|---|
| (Note 註 14) E-mail Address 電郵地址 | -- |

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: XD154956(7)

b Passport 護照

| Issuing Country 簽發國家 | Number 號碼 |
|---|---|
| -- | -- |

For Main Board and GEM listed issuers


HKEX

香港交易所



**Monthly Return of Equity Issuer on Movements in Securities**

**For the month ended (dd/mm/yyyy) : 30 / 06 / 2010**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Starlight International Holdings Limited
Date Submitted: 06 / 07 / 2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 485 Description : Ordinary shares

| | No. of ordinary shares | Par value (*HK$*) | Authorised share capital (*HK$*) |
|---|---|---|---|
| Balance at close of preceding month | 1,250,000,000 | $0.40 | $500,000,000 |
| Increase/(decrease): Capital Reorganisation approved by SGM on 23 June 2010 | 3,750,000,000 | - | - |
| Balance at close of the month | 5,000,000,000 | $0.10 | $500,000,000 |

(2) Stock code : Description :

| | No. of ordinary shares | Par value (*State currency)* | Authorised share capital (*State currency)* |
|---|---|---|---|
| Balance at close of preceding month | N/A | | |
| Increase/(decrease) | | | |
| Balance at close of the month | | | |

2. Preference Shares

Stock code : ____________ Description : ______________________________

| | No. of preference shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | N/A | | |
| Increase/(decrease) | | | |
| Balance at close of the month | | | |

3. Other Classes of Shares

Stock code : ____________ Description : ______________________________

| | No. of other classes of shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | N/A | | |
| Increase/(decrease) | | | |
| Balance at close of the month | | | |

Total authorised share capital at the end of the month *(State currency)* : **HK$500,000,000**

## II. Movements in Issued Share Capital

| | No. of ordinary shares (1) | No. of ordinary shares (2) | No of preference shares | No. of other classes of shares |
|---|---|---|---|---|
| Balance at close of preceding month | 785,088,828 | N/A | N/A | N/A |
| Increase/ (decrease) during the month | 0 | N/A | N/A | N/A |
| Balance at close of the month | 785,088,828 | N/A | N/A | N/A |

## III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

| Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable | Movement during the month | | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| | Granted | Exercised | Cancelled | Lapsed | | |
| 1. Share option scheme adopted on 12/09/2002 | | | | | | |
| Ordinary shares | | | | | | |
| Exercise price: | | | | | | |
| HK$0.89 | Nil | Nil | Nil | Nil | Nil | 12,000,000 |
| HK$1.45 | Nil | Nil | Nil | Nil | Nil | 2,000,000 |
| HK$1.66 | Nil | Nil | Nil | Nil | Nil | 220,000 |
| HK$1.72 | Nil | Nil | Nil | Nil | Nil | 40,000 |
| HK$1.93 | Nil | Nil | Nil | Nil | Nil | 3,000,000 |
| *(Note 1)* | | | | | | |
| 2. Share option scheme adopted on 15/01/2008 | | | | | | |
| Ordinary shares | | | | | | |
| Exercise price: | | | | | | |
| HK$1.042 | Nil | Nil | Nil | Nil | Nil | 150,000 |
| HK$0.96 | Nil | Nil | Nil | Nil | Nil | 346,000 |
| HK$0.40 | Nil | Nil | Nil | Nil | Nil | 500,000 |
| *(Note 1)* | | | | | | |

3. N/A

( / / )

shares

*(Note 1)*

| | | |
|---|---|---|
| Total A. | (Ordinary shares) | N/A |
| | (Preference shares) | N/A |
| | (Other class) | N/A |

Total funds raised during the month from exercise of options (State currency) ______

Warrants to Issue Shares of the Issuer which are to be Listed

| Description of warrants (Date of expiry - dd/mm/yyyy) | Currency of nominal value | Nominal value at close of preceding month | Exercised during the month | Nominal value at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. N/A<br>( / / ) | | | | | | |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 2. N/A<br>( / / ) | | | | | | |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 3. N/A<br>( / / ) | | | | | | |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |

4. N/A

( / / )

Stock code (if listed)

Class of shares issuable *(Note 1)*

Subscription price

EGM approval date (if applicable) (dd/mm/yyyy) ( / / )

| | |
|---|---|
| Total B. (Ordinary shares) | N/A |
| (Preference shares) | N/A |
| (Other class) | N/A |

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

| Class and description | Currency of amount outstanding | Amount at close of preceding month | Converted during the month | Amount at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. N/A | | | | | | |
| Stock code (if listed)<br>Class of shares issuable *(Note 1)*<br>Subscription price<br>EGM approval date (if applicable) (dd/mm/yyyy)) ( / / ) | | | | | | |
| 2. N/A | | | | | | |
| Stock code (if listed)<br>Class of shares issuable *(Note 1)*<br>Subscription price<br>EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 3. N/A | | | | | | |
| Stock code (if listed)<br>Class of shares issuable *(Note 1)*<br>Subscription price | | | | | | |

| Class and description | Currency of amount outstanding | Amount at close of preceding month | Converted during the month | Amount at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 4. N/A | | | | | | |
| Stock code (if listed) | | | | | | |
| Class of shares issuable *(Note 1)* | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| | | | | Total C. (Ordinary shares) | N/A | |
| | | | | (Preference shares) | N/A | |
| | | | | (Other class) | N/A | |

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

| Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable: | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|
| 1. N/A ( / / ) shares *(Note 1)* | | |
| 2. N/A ( / / ) shares *(Note 1)* | | |
| 3. N/A ( / / ) shares *(Note 1)* | | |
| Total D. (Ordinary shares) | | |
| (Preference shares) | | |
| (Other class) | | |

Other Movements in Issued Share Capital

| Type of Issue | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|
| 1. Rights issue | At price : State currency ______ | Class of shares issuable (Note 1) ________<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | N/A | ______ |
| 2. Open offer | At price : State currency ______ | Class of shares issuable (Note 1) ________<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | N/A | ______ |
| 3. Placing | At price : State currency ______ | Class of shares issuable (Note 1) ________<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | N/A | ______ |
| 4. Bonus issue | | Class of shares issuable (Note 1) ________<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | N/A | ______ |

| Type of Issue | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|
| 5. Scrip dividend | At price : State currency ______ | ______<br>Class of shares issuable *(Note 1)* ______<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | N/A | ______ |
| 6. Repurchase of shares | | Class of shares repurchased *(Note 1)* ______<br>Cancellation date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | N/A | ______ |
| 7. Redemption of shares | | Class of shares redeemed *(Note 1)* ______<br>Redemption date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | N/A | ______ |
| 8. Consideration issue | At price : State currency ______ | Class of shares issuable *(Note 1)* ______<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | N/A | ______ |

| Type of Issue | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|
| 9. Capital reorganisation | | Class of shares issuable (Note 1) ______<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | N/A | |
| 10. Other (Please specify) | At price : State currency ______ | Class of shares issuable (Note 1) ______<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | N/A | |
| | | Total E. (Ordinary shares) | N/A | |
| | | (Preference shares) | N/A | |
| | | (Other class) | N/A | |

| | | |
|---|---|---|
| Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E): | (1) | NIL |
| | (2) | N/A |
| Total increase / (decrease) in preference shares during the month (i.e. Total of A to E): | | N/A |
| Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E): | | N/A |

*(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)*

Remarks (if any):

Submitted by: Lo Tai On

Title: Secretary
(Director, Secretary or other duly authorised officer)

*Notes :*

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

# THIS PROSPECTUS IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

**If you are in any doubt** as to any aspect of this Prospectus or as to the action you should take, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your Shares in Starlight International Holdings Limited, you should at once hand this Prospectus and the accompanying form of proxy to the purchaser or the transferee or to the bank manager, licensed securities dealer or registered institution in securities or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

A copy of each of the Prospectus Document, together with documents specified in the paragraph headed "Documents delivered to the Registrar of Companies" in Appendix III to this Prospectus, has been registered with the Registrar of Companies in Hong Kong pursuant to Section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and filed with the Registrar of Companies in Bermuda. The Registrar of Companies in Bermuda and the Registrar of Companies in Hong Kong take no responsibility for the contents of any of these documents.

Subject to the granting of the listing of, and permission to deal in, the Offer Shares on the Stock Exchange, the Offer Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Offer Shares or such other date as may be determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. You should consult your stock broker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser for details of those settlement arrangements and how such arrangements may affect your rights and interests.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this Prospectus, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Prospectus.

**STARLITE**

# STARLIGHT INTERNATIONAL HOLDINGS LIMITED

## 升岡國際有限公司*

*(incorporated in Bermuda with limited liability)*

(Stock Code: 485)



## OPEN OFFER OF 628,071,062 OFFER SHARES AT HK$0.12 PER OFFER SHARE PAYABLE IN FULL ON ACCEPTANCE ON THE BASIS OF FOUR OFFER SHARES FOR EVERY FIVE SHARES HELD

The latest time for acceptance of and payment for the Offer Shares is at 4:00 p.m. on Wednesday, 14 July 2010. The procedure for application is set out on pages 21 to 22 of the Prospectus.

Terms used in this cover page have the same meanings as defined in this Prospectus.

Underwriter A on behalf of the Underwriters may at his sole and absolute discretion terminate the Underwriting Agreement by notice in writing give to the Company at any time prior to the Latest Time for Termination, if there occurs any of the following events:

(1) in the reasonable opinion of Underwriter A, the success of the Open Offer would be materially and adversely affected by:

(a) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may in the reasonable opinion of the Underwriters materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or is materially adverse in the context of the Open Offer; or

(b) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date hereof) of a political, military, financial, economic or other nature (whether or not ejusdem generis with any of the foregoing), or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict, or affecting local securities markets which may, in the reasonable opinion of the Underwriters materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or materially and adversely prejudice the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer; or

(2) any adverse change in market conditions (including without limitation, any change in fiscal or monetary policy, or foreign exchange or currency markets, suspension or material restriction of trading in securities) occurs which in the reasonable opinion of the Underwriters is likely to materially or adversely affect the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer; or

(3) there is any change in the circumstances of the Company or any member of the Group which in the reasonable opinion of the Underwriters will adversely affect the prospects of the Company, including without limiting the generality of the foregoing the presentation of a petition or the passing of a resolution for the liquidation or winding up or similar event occurring in respect of any of member of the Group or the destruction of any material asset of the Group; or

(4) any suspension in the trading of securities generally or the Company's securities on the Stock Exchange for a period of more than ten consecutive business days, excluding any suspension in connection with the clearance of this prospectus, the prospectus or the prospectus documents or other announcements or prospectus in connection with the Open Offer.

If, prior to the Latest Time for Termination:

(a) any material breach of any of the representations, warranties or undertakings contained in the Underwriting Agreement comes to the knowledge of the Underwriters; or

(b) any specified event described in the Underwriting Agreement comes to the knowledge of the Underwriters,

Underwriter A on behalf of the Underwriters shall be entitled by notice in writing to the Company, served prior to the Latest Time for Termination, to terminate the Underwriting Agreement.

**If Underwriter A on behalf of the Underwriters gives a notice of termination to the Company in accordance with the terms of the Underwriting Agreement, all obligations of all the Underwriters under the Underwriting Agreement shall cease and no party shall have any claim against any other party in respect of any matter or thing arising out of or in connection with the Underwriting Agreement, the 1.5% underwriting commissions described above shall not be payable to the Underwriters, and the Open Offer will not proceed.**

Shareholders should note that the Shares have been dealt in on an ex-entitlement basis commencing from Monday, 14 June 2010 and that dealings in the Shares may take place while the conditions to which the Underwriting Agreement is subject remain unfulfilled. Any Shareholder or other person dealing in the Shares up to the date on which all conditions to which the Open Offer is subject are fulfilled (which is expected to be on Friday, 16 July 2010, will accordingly bear the risk that the Open Offer may not become unconditional and may not proceed.) Shareholders and potential investors are advised to exercise due caution when dealing in the Shares, and if they are in any doubt about their position, they should consult their professional advisers.

* *for identification purpose only*

29 June 2010

*Dates or deadlines specified in this Prospectus for events in the timetable for (or otherwise in relation to) the Open Offer is indicative only and may be extended or varied by agreement between the Company and the Underwriters, and subject to the approval by the Stock Exchange of such amendments. Any consequential changes to the expected timetable will be published or notified to Shareholders appropriately.*

| | **2010** |
|---|---|
| Latest time for acceptance of, and payment of Offer Shares | 4:00 p.m. on Wednesday, 14 July |
| Latest time for the Open Offer to become unconditional | 4:00 p.m. on Friday, 16 July |
| Announcement of results of acceptance of the Offer Shares | Monday, 19 July |
| Despatch of share certificates for Offer Shares | Wednesday, 21 July |
| Dealings in Offer Shares commence | 9:30 a.m. Friday, 23 July |

*Note:* All references to time in this prospectus are references to Hong Kong time.

**EFFECT OF BAD WEATHER ON THE LATEST ACCEPTANCE DATE**

If there is:

1. a tropical cyclone warning signal number 8 or above, or

2. a "black" rainstorm warning

    (i) in force in Hong Kong at any local time before 12:00 noon and no longer in force after 12:00 noon on Wednesday, 14 July 2010, the Latest Acceptance Date will not take place at 4:00 p.m. on Wednesday, 14 July 2010, but will be extended to 5:00 p.m. on the same day instead;

    (ii) in force in Hong Kong at any local time between 12:00 noon and 4:00 p.m. on Wednesday, 14 July 2010, the Latest Acceptance Date will not take place at 4:00 p.m. on Wednesday, 14 July 2010, but will be rescheduled to 4:00 p.m. on the following Business Day which does not have either of those warnings in force at any time between 9:00 a.m. and 4:00 p.m..

If the Latest Acceptance Date does not take place on Wednesday, 14 July 2010, the dates mentioned in the section headed "Expected timetable" in this prospectus may be affected. An announcement will be made by the Company in such event.

# CONTENTS

*Page*

*In this Prospectus, unless the context otherwise requires, the following words and expressions have the following meanings:*

| | |
|---|---|
| "acting in concert" | has the meaning ascribed thereto under the Takeovers Code |
| "Adjusted Shares" | the ordinary share(s) of HK$0.10 each in the share capital of the Company immediately upon the Capital Reorganisation becoming effective |
| "Announcement" | the announcement of the Company dated 10 May 2010 in relation to, among other matters, the proposed Open Offer, the proposed Capital Reorganisation, the proposed Change in Board Lot Size |
| "Application Form(s)" | the form(s) of application for use by the Qualifying Shareholders to apply for the Offer Shares |
| "Associated Companies" | together, K.K. Nominees Limited, Wincard Management Services Limited and Philip Lau Holding Corporation |
| "associates" | has the meaning ascribed thereto under the Listing Rules |
| "Board" | the board of Directors |
| "Business Day" | any day (other than a Saturday, Sunday, public holidays) on which banks are open for general banking business in Hong Kong |
| "Bye-Laws" | the bye-laws of the Company |
| "Capital Reduction" | the proposal for the reduction of the par value of the issued Shares from HK$0.40 each to HK$0.10 each by cancelling HK$0.30 of the paid-up capital on each issued Share |
| "Capital Reorganisation" | the Capital Reduction and the Share Subdivision |
| "CCASS" | the Central Clearing and Settlement System established and operated by HKSCC |
| "Change in Board Lot Size" | change in board lot size for trading in the Shares from 2,500 Existing Shares to 10,000 Adjusted Shares upon the Capital Reorganisation becoming effective |
| "Company" | Starlight International Holdings Limited, a company incorporated in Bermuda with limited liability, whose issued Existing Shares and Adjusted Shares are listed on the Stock Exchange |

| | |
|---|---|
| "Companies Act" | the Companies Act 1981 of Bermuda, as amended, supplemented or otherwise modified from time to time |
| "connected person" | has the meaning ascribed thereto under the Listing Rules |
| "Director(s)" | the director(s) of the Company |
| "Excluded Overseas Shareholders" | the Overseas Shareholder(s) whose address is/are in a place outside Hong Kong where, the Directors, based on legal opinions provided by legal advisers of the Company, consider it necessary or expedient on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place not to offer the Offer Shares to such Shareholders |
| "Executive" | Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong or any of his delegate(s) |
| "Existing Shares" | the ordinary share(s) of HK$0.40 each in the share capital of the Company, before the completion of the Capital Reorganisation |
| "Group" | the Company and its subsidiaries |
| "HKSCC" | Hong Kong Securities Clearing Company Limited |
| "Hong Kong" | The Hong Kong Special Administrative Region of the People's Republic of China |
| "Independent Shareholders" | Shareholders other than Mr. Philip Lau, the Associated Companies, Mr. Anthony Lau, Mr. Andy Lau, the parties acting in concert with each of them, the Underwriters and any other persons who are involved in, or interested in, the Open Offer and their associates |
| "Independent Third Party" | third party independent of the Company and its connected persons (as defined in the Listing Rules) |
| "Latest Acceptance Date" | being 4:00 p.m. Wednesday, 14 July 2010 or such other date and/or time as Underwriter A (for and on behalf of the Underwriters) and the Company may agree as the latest date for acceptance and payment in respect of provisional allotments under the Open Offer |

| | |
|---|---|
| "Last Trading Day" | 7 May 2010, being the last trading day of the Shares on the Stock Exchange before the release of the Announcement |
| "Latest Practicable Date" | 24 June 2010, being the latest practicable date prior to the printing of this prospectus for the purpose of ascertaining certain information referred to in this prospectus |
| "Latest Time for Termination" | being 4:00 p.m. on Friday, 16 July 2010, or such other time as may be agreed between the Company and the Underwriters |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Mr. Andy Lau" | Mr. Lau Sak Yuk, Andy, an executive Director |
| "Mr. Anthony Lau" | Mr. Lau Sak Kai, Anthony, an executive Director |
| "Mr. Philip Lau" | Mr. Lau Sak Hong, the chairman of the Company and an executive Director |
| "Offer Share(s)" | 628,071,062 Shares proposed to be offered to the Qualifying Shareholders for subscription on the basis of four Offer Shares for every five Adjusted Shares held on the Record Date pursuant to the Open Offer |
| "Open Offer" | issue of Offer Shares at a price of HK$0.12 per Offer Share on the basis of four Offer Shares for every five Adjusted Shares held on the Record Date |
| "Overseas Shareholders(s)" | Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and whose address(es) as shown on such register is(are) outside Hong Kong |
| "Polaroid License" | the license rights granted pursuant to the agreement dated 22 March 2010 signed between Starlight Marketing (HK) Ltd. and PLR IP Holdings, LLC |
| "Prospectus" | this prospectus being issued by the Company to the Shareholders containing details of the Open Offer |

| | |
|---|---|
| "Prospectus Documents" | the Prospectus and the Application Form(s) |
| "Prospectus Posting Date" | the date of posting the Prospectus Documents to the Qualifying Shareholders and the Prospectus only to the Excluded Overseas Shareholders |
| "Qualifying Shareholder(s)" | Shareholder(s), other than the Excluded Overseas Shareholders |
| "Record Date" | 5:30 p.m. on 23 June 2010, the record date and time whereat entitlements to the Offer Shares had been determined |
| "Registrar" | Tricor Secretaries Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, being the Company's Hong Kong branch share registrar |
| "SFC" | The Securities and Futures Commission in Hong Kong |
| "SFO" | Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) |
| "SGM" | the special general meeting of the Company held on Wednesday, 23 June 2010, where resolutions in relation to the Open Offer and the Capital Reorganisation had been approved |
| "Shareholder(s)" | holder(s) of the Shares |
| "Share(s)" | the Adjusted Share(s) |
| "Share Option(s)" | the option(s) granted by the Company to subscribe for the Shares pursuant to the Share Option Schemes |
| "Share Option Schemes" | the share option schemes of the Company adopted on 12 September 2002 and 15 January 2008 |
| "Share Subdivision" | the subdivision of each unissued Share of HK$0.40 each into 4 Adjusted Shares |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Subscription Price" | the subscription price for the Offer Shares, being HK$0.12 per Offer Share |

| | |
|---|---|
| "Takeovers Code" | the Hong Kong Code on Takeovers and Mergers issued by the SFC |
| "Underwriter A" | Mr. Chu Tai On, a Hong Kong citizen, who is independent of and not connected with the Company and its connected persons |
| "Underwriter B" | Mr. Yu Kam Ching, Peter, a Hong Kong citizen, who is independent of and not connected with the Company and its connected persons |
| "Underwriter C" | Mr. Chow, Stephen Wing Cheung, a Hong Kong citizen, who is independent of and not connected with the Company and its connected persons |
| "Underwriter D" | Mr. Fan Shi Hoo, a Hong Kong citizen, who is independent of and not connected with the Company and its connected persons |
| "Underwriter E" | Mr. Ng Kam Ching, a Hong Kong citizen, who is independent of and not connected with the Company and its connected persons |
| "Underwriters" | together Underwriter A, Underwriter B, Underwriter C, Underwriter D and Underwriter E |
| "Underwriting Agreement" | the underwriting agreement dated 7 May 2010 in relation to the Open Offer entered into among the Company and the Underwriters, and Mr. Lau Sak Hong |
| "Underwritten Shares" | the total number of 341,383,695 Offer Shares, being the number of the Offer Shares undertaken to be taken up or procured to be taken up by the Underwriters less the number of the Offer Shares undertaken to be taken up or procured to be taken up by Mr. Philip Lau |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "%" | percent. |

*The following information is derived from, and should be read in conjunction with, the full text of this prospectus.*

| | | |
|---|---|---|
| Basis of the Open Offer | : | Four Offer Shares for every five Adjusted Shares held on the Record Date |
| Subscription Price | : | HK$0.12 per Offer Share payable in full upon acceptance |
| Number of Shares in issue as at the Latest Practicable Date | : | 785,088,828 Shares |
| Number of Offer Shares | : | 628,071,062 Offer Shares |

Underwriter A on behalf of the Underwriters may at his sole and absolute discretion terminate the Underwriting Agreement by notice in writing give to the Company at any time prior to the Latest Time for Termination, if there occurs any of the following events:

(1) in the reasonable opinion of Underwriter A, the success of the Open Offer would be materially and adversely affected by:

(a) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may in the reasonable opinion of the Underwriters materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or is materially adverse in the context of the Open Offer; or

(b) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date hereof) of a political, military, financial, economic or other nature (whether or not ejusdem generis with any of the foregoing), or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict, or affecting local securities markets which may, in the reasonable opinion of the Underwriters materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or materially and adversely prejudice the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer; or

(2) any adverse change in market conditions (including without limitation, any change in fiscal or monetary policy, or foreign exchange or currency markets, suspension or material restriction of trading in securities) occurs which in the reasonable opinion of the Underwriters is likely to materially or adversely affect the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer; or

(3) there is any change in the circumstances of the Company or any member of the Group which in the reasonable opinion of the Underwriters will adversely affect the prospects of the Company, including without limiting the generality of the foregoing the presentation of a petition or the passing of a resolution for the liquidation or winding up or similar event occurring in respect of any of member of the Group or the destruction of any material asset of the Group; or

(4) any suspension in the trading of securities generally or the Company's securities on the Stock Exchange for a period of more than ten consecutive business days, excluding any suspension in connection with the clearance of this prospectus, the prospectus or the prospectus documents or other announcements or circulars in connection with the Open Offer.

If, prior to the Latest Time for Termination:

(a) any material breach of any of the representations, warranties or undertakings contained in the Underwriting Agreement comes to the knowledge of the Underwriters; or

(b) any specified event described in the Underwriting Agreement comes to the knowledge of the Underwriters,

Underwriter A on behalf of the Underwriters shall be entitled by notice in writing to the Company, served prior to the Latest Time for Termination, to terminate the Underwriting Agreement.

**If Underwriter A on behalf of the Underwriters gives a notice of termination to the Company in accordance with the terms of the Underwriting Agreement, all obligations of all the Underwriters under the Underwriting Agreement shall cease and no party shall have any claim against any other party in respect of any matter or thing arising out of or in connection with the Underwriting Agreement, the 1.5% underwriting commissions described above shall not be payable to the Underwriters, and the Open Offer will not proceed.**

**STARLITE**

# STARLIGHT INTERNATIONAL HOLDINGS LIMITED
# 升岡國際有限公司*

*(incorporated in Bermuda with limited liability)*
(Stock Code: 485)

*Executive Directors:*
Mr. Lau Sak Hong, Philip
Mr. Lau Sak Kai, Anthony
Mr. Lau Sak Yuk, Andy

*Non-executive Director*
Mr. Hon Sheung Tin, Peter

*Independent non-executive Directors:*
Mr. Ho Hau Chong, Norman
Mr. Chan Chak Chung
Mr. Winston Calptor Chuck

*Registered Office:*
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*Principal place of business in Hong Kong:*
5th Floor
Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong

29 June 2010

*To the Shareholders*

Dear Sir or Madam,

## OPEN OFFER OF 628,071,062 OFFER SHARES AT HK$0.12 PER OFFER SHARE PAYABLE IN FULL ON ACCEPTANCE ON THE BASIS OF FOUR OFFER SHARES FOR EVERY FIVE SHARES HELD

### INTRODUCTION

Reference is made to the Announcement and the Circular in relation to, among other matters, the proposed Open Offer in the proportion of four Offer Shares for every five Adjusted Shares held on the Record Date, proposed Capital Reorganisation and the Change in Board Lot Size. On 23 June 2010, all the resolutions regarding the Open Offer and the Capital Reorganisation have been approved. The purpose of this Prospectus is to provide you with further details of the Open Offer, including (i) the procedure for application and payment for the Offer Shares; (ii) certain financial information of the Group; and (iii) general information of the Group.

* *for identification purpose only*

## OPEN OFFER

### Issue statistics

| | | |
|---|---|---|
| Basis of the Open Offer | : | Four Offer Shares for every Five Adjusted Shares held on the Record Date |
| Subscription Price | : | HK$0.12 per Offer Share |
| Number of Shares in issue as at the Latest Practicable Date | : | 785,088,828 Shares |
| Number of Offer Shares | : | 628,071,062 Offer Shares |
| Number of Offer Shares undertaken to be taken up or procured to be taken up by Mr. Philip Lau | : | Mr. Philip Lau has undertaken in favour of the Company and the Underwriters that he will and he will procure the Associated Companies, Mr. Anthony Lau and Mr. Andy Lau to accept his or their respective entitlements under the Open Offer for an aggregate of 286,687,367 Offer Shares |
| Number of Offer Shares underwritten by the Underwriters | : | 341,383,695 Offer Shares, being the number of the Offer Shares less the number of the Offer Shares undertaken to be taken up or procured to be taken up by Mr. Philip Lau |

As at the Latest Practicable Date, there are outstanding Share Options granted which entitle the holders to subscribe for a total of 18,256,000 Existing Shares. Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau are not beneficially interested in any Share Options.

Save for the outstanding Share Options, the Company has no warrants, options, securities or derivatives which are convertible or exchangeable into Shares or confer any right to subscribe for Shares as at the Latest Practicable Date. The Company has no intention to issue any new Shares and any other securities before the completion of the Open Offer

**Irrevocable Undertakings**

Mr. Philip Lau has irrevocably undertaken to the Company and the Underwriters:

(i) to procure that the 282,157,930 Adjusted Shares registered in the name of and beneficially owned by Mr. Philip Lau and the Associated Companies will remain registered in the name of and beneficially owned by them before the date when the announcement of the results of the Open Offer is published;

(ii) to procure that the 76,201,281 Adjusted Shares registered in the name of and beneficially owned by Mr. Anthony Lau and Mr. Andy Lau will remain registered in the name of and beneficially owned by them before the date when the announcement of the results of the Open Offer is published;

(iii) that he will and he will procure the Associated Companies, Mr. Anthony Lau and Mr. Andy Lau to accept his or their respective entitlements under the Open Offer for 286,687,367 Offer Shares; and

(iv) to lodge or procure the Associated Companies, Mr. Anthony Lau and Mr. Andy Lau to lodge the application form in respect of the Offer Shares accompanied by appropriate remittances which shall be honoured on first presentation and otherwise comply with the procedures for such acceptance and application as described in the Prospectus Documents prior to the Latest Time for Acceptance.

**Qualifying Shareholders**

The Company will offer the Offer Shares for subscription to Qualifying Shareholders only. The Prospectus will be sent to the Excluded Overseas Shareholders and holders of the Share Options for information only.

A Qualifying Shareholder must, at the close of business on the Record Date:

(i) be registered as a member of the Company; and

(ii) not be an Excluded Overseas Shareholder.

**Closure of register of members**

The register of members of the Company had been closed from Thursday, 17 June 2010 to Wednesday, 23 June 2010 (both dates inclusive). No transfer of Shares had been registered during that period.

**Subscription Price**

The Subscription Price per Offer Share is HK$0.12, payable in full when a Qualifying Shareholder accepts his/her/its assured entitlement under the Open Offer.

The Subscription Price represents:

(i) a discount of approximately 60% to the closing price of HK$0.30 per Adjusted Share as quoted on the Stock Exchange on 7 May 2010, being the Last Trading Day;

(ii) a discount of approximately 61.29% to the average of the closing prices of approximately HK$0.31 per Adjusted Share for the last five trading days up to and including 7 May 2010, being the Last Trading Day;

(iii) a discount of approximately 61.54% to the average of the closing prices of approximately HK$0.312 per Adjusted Share for the last ten trading days up to and including 7 May 2010, being the Last Trading Day;

(iv) a discount of approximately 86% to the net asset value of approximately HK$0.86 per Adjusted Share based on the audited financial statements of the Company for the year ended 31 March 2009 and the number of Adjusted Shares issued immediately before the completion of the Open Offer, and assuming there will be no exercise of the Share Options;

(v) a discount of approximately 45.45% to the theoretical ex-rights price of HK$0.22 per Adjusted Share based on the closing price as quoted on the Stock Exchange on 7 May 2010, being the Last Trading Day; and

(vi) a discount of approximately 40.30% to the closing price per Share of HK$0.201 as quoted on the Stock Exchange on the Latest Practicable Date.

The Subscription Price was agreed after arm's length negotiation between the Company and the Underwriters with reference to the prevailing market condition. After considering (i) the low liquidity of the Existing Shares, (ii) the Group's business had been operating at loss for the financial year 2009 and the interim period for the six months ended 30 September 2009, (iii) the need of new capital for continuing the Group's existing business and (iv) that a lower subscription price can attract more investors or Shareholders to participate in the Open Offer, the executive Directors consider that the Subscription Price and the discount for the Offer Shares are fair and reasonable.

**Status of the Offer Shares**

The Offer Shares (when allotted, issued and fully paid) will rank pari passu in all respects with the Adjusted Shares in issue on the date of allotment and issue of the Offer Shares. Holders of the Offer Shares (when allotted, issued and fully paid) will be entitled to receive all future dividends

and distributions which are declared, made or paid on or after the date of allotment and issue of the Offer Shares. Dealings in the Offer Shares on the branch share registrar of the Company will be subject to payment of stamp duty in Hong Kong. The Offer Shares will be traded in board lots of 10,000 Adjusted Shares.

**Offer to Overseas Shareholders**

The Prospectus Documents are not intended to be registered under the applicable securities legislation of any jurisdiction other than Hong Kong and Bermuda.

Having reviewed the register of members of the Company as at the Record Date, the Company noted that the Shareholders registered with overseas addresses are situated in Australia, Canada, Indonesia, Macau, Malaysia and United Kingdom.

The Company has complied with Rule 13.36(2)(a) of the Listing Rules and made enquiries regarding the feasibility of extending the offer of the Offer Shares to Overseas Shareholders such as whether the issue of the Offer Shares to the Overseas Shareholders may contravene the applicable securities legislation of the relevant overseas places or requirements of the relevant body or stock exchange.

Based on the legal advice provided by the legal advisers of Canada and Malaysia, the offer of the Offer Shares to the Overseas Shareholders with registered addresses in Canada and Malaysia, would, or might, in the absence of a registration statement or other special formalities, be unlawful or impracticable. As such, the Directors consider that, it is necessary or expedient not to offer the Offer Shares to the Overseas Shareholders with registered addresses in Canada and Malaysia on account either of the legal restrictions under the laws of the place of his registered address or the requirements of the relevant regulatory body or stock exchange in that place. The Directors had exercise their discretion given to them under the Bye-Laws to exclude such Overseas Shareholders from the Open Offer.

Based on the legal advice provided by the legal advisers of Australia, Indonesia, Macau and United Kingdom, either (i) there is no legal restriction under the applicable legislation of the relevant jurisdictions or requirement of any relevant regulatory body or stock exchange with respect to the extension of the Open Offer to the Overseas Shareholders in the relevant jurisdictions; or (ii) the Company would be exempt from obtaining approval from, and/or registration of the Prospectus Documents with, the relevant regulatory authorities under the applicable laws and regulations of the relevant jurisdictions since the Company would meet the relevant requirements for exemption under the relevant jurisdictions. Accordingly, the Open Offer will be extended to the Overseas Shareholders with registered addresses in Australia, Indonesia, Macau and United Kingdom. The Prospectus Documents will be sent to each of such Overseas Shareholders.

It is the responsibility of any person (including but not limited to nominee, agent and trustee) outside Hong Kong wishing to make an application for the Open Offer Shares to satisfy himself or herself or itself as to the full observation of the laws and regulations of the relevant territory or jurisdiction, including the obtaining of any governmental or other consents and to pay any taxes, duties and other amounts required to be paid in such territory or jurisdiction in connection herewith. Any application

for the Open Offer Shares by any person will be deemed to constitute a representation and warranty from such persons to the Company that these local laws and requirements have been complied with. Qualifying Shareholders should consult their professional advisers if in doubt.

The Company will send the Prospectus to the Excluded Overseas Shareholders for their information only. The Company will not send the Application Forms to the Excluded Overseas Shareholders.

**Fractional entitlement to the Offer Shares**

Fractional entitlements of Offer Shares will not be allotted and will be aggregated. Any Offer Shares created from the aggregation of fractions of Offer Shares will be taken by the Underwriters.

**No Application for excess Offer Shares**

The Directors hold the view that the Open Offer allows the Qualifying Shareholders to maintain their respective pro rata shareholdings in the Company and participate in the future growth and development of the Group. The Directors consider that it is fair and reasonable and in the interests of the Company and the Shareholders as a whole not to offer any excess application to the Shareholders.

After arm's length negotiation with the Underwriters, and taking into account that the related administration costs would be lowered in the absence of excess applications, the Company decided that the Qualifying Shareholders are not entitled to apply for any Offer Shares which are in excess of their assured entitlements. Any Offer Shares not taken up by the Qualifying Shareholders and the Offer Shares to which the Excluded Overseas Shareholder(s) would otherwise have been entitled under the Open Offer will be taken up by the Underwriters.

**Share certificates for the Offer Shares**

Subject to the fulfillment of the conditions of the Open Offer, one share certificate for all fully paid Offer Shares will be issued to the Qualifying Shareholders who have accepted and applied for (where appropriate) and paid for the Offer Shares, which are expected to be posted on or before Wednesday, 21 July 2010 by ordinary post at their own risk.

**Application for listing**

The Company had applied to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in the Offer Shares.

Subject to the granting of the listing of, and permission to deal in, the Offer Shares on the Stock Exchange as well as compliance with stock admission requirements of HKSCC, the Offer Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Offer Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Investors should seek the advice of their stockbroker or other professional adviser for details of those settlement arrangements and how such arrangements will affect their right and interests.

Dealings in the Offer Shares in board lots of 10,000 Shares, which are registered in the branch share registrar of the Company in Hong Kong will be subject to the payment of stamp duty in Hong Kong.

## UNDERWRITING ARRANGEMENTS

### Underwriting Agreement

Date: 7 May 2010 (after trading hours)

The Open Offer is fully underwritten. Pursuant to the Underwriting Agreement and subject to the terms and conditions thereof, the Underwriters have agreed to fully underwrite not less than 341,383,695 Underwritten Shares and not more than 355,988,495 Underwritten Shares in the following proportion (which was agreed after arm's length negotiation between the Company and the Underwriters):

| Underwriter | Percentage of the Underwritten Shares | Maximum number of Offer Shares underwritten |
|---|---|---|
| Underwriter A | 22.5% | 80,097,412 |
| Underwriter B | 14% | 49,838,389 |
| Underwriter C | 11% | 39,158,734 |
| Underwriter D | 17% | 60,518,044 |
| Underwriter E | 35.5% | 126,375,916 |

The Underwriting Agreement provides that the Underwriters will be obliged to subscribe for the Underwritten Shares not taken up by the Qualifying Shareholders. The Open Offer is not underwritten by financial institutions whose ordinary course of business includes underwriting, but is underwritten by the Underwriters who are all individuals not engaged in the profession as underwriters. The Company has negotiated with a financial institution whose ordinary course of business includes underwriting, which then also contacted other financial institutions with regard to the underwriting of the Open Offer, but considered the terms as offered by those financial institutions as less favourable than those of the Underwriters.

The Company will pay the Underwriters all reasonable legal fees and other reasonable out-of-pocket expenses of the Underwriters in respect of the Open Offer, and underwriting commissions of 1.5% of the aggregate Subscription Price in respect of the Underwritten Shares for which each of the Underwriters has agreed to subscribe.

The Directors are of the view that the terms of the Underwriting Agreement and the amount of commission are fair as compared to the market practice and commercially reasonable as agreed between the Company and the Underwriters. The Underwriters are all individuals as the amount of commission charged is lower than the amount generally charged by professional underwriters.

To the best knowledge, information, and belief of the Directors having made all reasonable enquiries, each of the Underwriters are third parties independent of and not connected with the other Underwriters, the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or an associate of any of them and are not acting in concert with any Shareholder.

**Conditions of the Open Offer**

The Open Offer is conditional upon, among other things, the following conditions being fulfilled:

(i) the passing by the Independent Shareholders at the SGM of an ordinary resolution (such vote shall be taken by way of poll) to approve the Open Offer;

(ii) the passing by the Shareholders at the SGM of a special resolution (such vote shall be taken by way of poll) to approve the Capital Reorganisation and the Capital Reorganisation becoming effective;

(iii) the compliance with the relevant procedures and requirements under the Listing Rules and the requirements of section 46(2) of the Companies Act to effect the Capital Reorganisation, including (i) publication of a notice in relation to the Capital Reorganisation in an appointed newspaper in Bermuda on a date not more than thirty days and not less than fifteen days before the date on which the Capital Reorganisation is to take effect and (ii) that on the date of the Capital Reorganisation is to be effected, there are no reasonable grounds for believing that the Company is, or after the Capital Reorganisation, would be unable to pay its liabilities as they become due;

(iv) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Adjusted Shares in issue arising from the Capital Reorganisation;

(v) the delivery to the Stock Exchange for authorisation and the registration with the Registrar of Companies in Hong Kong respectively one copy of each of the Prospectus Documents duly signed by two Directors (or by their agents duly authorised in writing) as having been approved by resolution of the Directors (and all other documents required to be attached thereto) and otherwise in compliance with the Listing Rules and the Companies Ordinance not later than the Prospectus Posting Date;

(vi) the Open Offer and the transactions contemplated thereunder not being regarded as a mandatory general offer under Rule 26 of the Takeovers Code;

(vii) the posting of the Prospectus Documents to the Qualifying Shareholders and the posting of the Prospectus and a letter in the agreed form to the Excluded Overseas Shareholders, if any, for information purpose only explaining the circumstances in which they are not permitted to participate in the Open Offer on or before the Prospectus Posting Date;

(viii) the Listing Committee of the Stock Exchange granting or agreeing to grant (subject to allotment) and not having withdrawn or revoked listing of and permission to deal in the Offer Shares by no later than the first day of their dealings;

(ix) the filing with the Registrar of Companies in Bermuda one copy of each of the Prospectus Documents duly signed by either all Directors or one of the Directors for and on behalf of all the Directors (and all other documents required to be attached thereto) and otherwise in compliance with the Companies Act;

(x) compliance with and performance of all the undertakings and obligations of the Company under the terms of the Underwriting Agreement;

(xi) compliance with and performance of all the undertakings and obligations of the Underwriters under the terms of the Underwriting Agreement; and

(xii) compliance with and performance of all the undertakings and obligations of Mr. Philip Lau under the terms of the Underwriting Agreement.

The conditions set out above are not capable of being waived. If the conditions of the Open Offer under the Underwriting Agreement are not fulfilled by the relevant dates and times specified in the Underwriting Agreement (or, in each case, such later date or time as the Underwriters may agree in writing with the Company pursuant to the Underwriting Agreement), the Underwriting Agreement will terminate and no party thereto will have any claim against any other party for costs, damages compensation or otherwise save for any antecedent breaches. If the Underwriting Agreement is terminated in accordance with its terms, the Open Offer will not proceed.

As at the Latest Practicable Date, conditions (i), (ii), (iii) and (iv) have been fulfilled.

## REASONS OF THE OPEN OFFER AND USE OF PROCEEDS

The Company is principally engaged in design, manufacture and sale of a wide range of electronic products and securities trading.

The executive Directors consider that in view of the recent economic climate, it is prudent to finance the Group's long term growth by long term funding, preferably in the form of equity. The Directors also consider that the finance cost by equity will be lower than those by debt financing.

In view of the dilution effect of the interests of the Shareholders in case of placing new Shares, and the fact that not all Shareholders can participate in such placement exercise on an equal basis, the executive Directors consider the Open Offer is in the best interests of the Company and the Shareholders. The Open Offer can enlarge the capital base and increase the liquidity of Shares of the Company and is an opportunity for shareholders to participate the growth of the Company.

After deducting all necessary expenses for the Open Offer of approximately HK$2.46 million, which include the commission to the Underwriters of approximately HK$0.61 million, the fees to the Company's professional and legal advisers of approximately HK$1.65 million and printing and translation costs of approximately HK$0.2 million, the estimated net proceeds from the Open Offer will be not less than approximately HK$72.91 million but not more than approximately HK$74.66 million which will be used for the Group's working capital for the daily operation of the Group's business and for financing the business in relation to Polaroid License.

On 22 March 2010, a wholly-owned subsidiary of the Company, as licensee (the "Licensee"), entered into a license agreement ("License Agreement") with a company incorporated in the United States of America, as licensor (the "Licensor"), which under the terms of the license agreement, the Licensee will develop a wide range of Polaroid-branded consumer electronics (the "Products"), in return, the Licensors shall grant to the Licensee the limited, exclusive, and non-transferable right and license in the United States of America and Canada (the "Territory") to (i) utilize certain licensed marks solely to source, manufacture, package, distribute, promote and sell the Products to retailers and (ii) grant to the retailers the right to resell such Products in the Territory. Under the License Agreement, the Licensee shall pay to the Licensor royalties.

Such License Agreement commences from March 2010 and continues in full force and effect for five years unless sooner terminated in accordance with the License Agreement, the license under the License Agreement can be renewed for two (2) additional five year terms.

## WARNING OF THE RISK OF DEALING IN SHARES

**The Open Offer is conditional upon, among other things, the fulfillment of the conditions set out under the sub-section headed "Conditions of the Open Offer" in the section headed "Underwriting arrangements" above. In addition, Underwriter A on behalf of the Underwriters is entitled under the Underwriting Agreement to terminate the Underwriting Agreement on the occurrence of certain events as described under the sub-section headed "Conditions of the Open Offer" in the section headed "Underwriting arrangements" above. Accordingly, the Open Offer may or may not proceed.**

**Any dealing in the Shares from the Latest Practicable Date up to the date on which all the conditions of the Open Offer are fulfilled will accordingly bear the risk that the Open Offer may not become unconditional or may not proceed. Any Shareholders or other persons contemplating any dealings in the Shares are advised to consult their own professional advisers.**

## CHANGES IN SHAREHOLDING STRUCTURE

The shareholding structure of the Company before and after the Open Offer is as follows:

(i) assuming no exercise of the outstanding Share Options before the Record Date.

| | As at the Latest Practicable Date | | Immediately after the completion of the Open Offer assuming all Shareholders have fully subscribed for their entitlements under the Open Offer | | Immediately after the completion of the Open Offer assuming no Shareholders subscribed for their entitlements under the Open Offer | |
|---|---|---|---|---|---|---|
| *Name of Shareholder* | *Number of Existing Shares* | *%* | *Number of Adjusted Shares* | *%* | *Number of Adjusted Shares* | *%* |
| **Substantial Shareholders:** | | | | | | |
| Mr. Philip Lau *(Notes 1 and 4)* | 99,823,029 | 12.71 | 179,681,452 | 12.71 | 179,681,452 | 12.71 |
| Mr. Anthony Lau *(Notes 2 and 4)* | 38,693,836 | 4.93 | 69,648,904 | 4.93 | 69,648,904 | 4.93 |
| Mr. Andy Lau *(Notes 3 and 4)* | 37,507,445 | 4.78 | 67,513,401 | 4.78 | 67,513,401 | 4.78 |
| K.K. Nominees Limited *(Note 5)* | 3,165,277 | 0.40 | 5,697,498 | 0.40 | 5,697,498 | 0.40 |
| Wincard Management Services Limited *(Note 6)* | 10,100,415 | 1.29 | 18,180,747 | 1.29 | 18,180,747 | 1.29 |
| Philip Lau Holding Corporation *(Note 7)* | 169,069,209 | 21.54 | 304,324,576 | 21.54 | 304,324,576 | 21.54 |
| Mr. Lee Yu Chiang | 42,140,878 | 5.37 | 75,853,580 | 5.37 | 42,140,878 | 2.98 |
| **Sub-total** | 400,500,089 | 51.01 | 720,900,158 | 51.01 | 687,187,456 | 48.63 |

| Name of Shareholder | As at the Latest Practicable Date | | Immediately after the completion of the Open Offer assuming all Shareholders have fully subscribed for their entitlements under the Open Offer | | Immediately after the completion of the Open Offer assuming no Shareholders subscribed for their entitlements under the Open Offer | |
|---|---|---|---|---|---|---|
| | *Number of Existing Shares* | *%* | *Number of Adjusted Shares* | *%* | *Number of Adjusted Shares* | *%* |
| **Director:** | | | | | | |
| Mr. Winston Calptor Chuck | 770,000 | 0.10 | 1,386,000 | 0.10 | 770,000 | 0.05 |
| Mr. Peter Hon Sheung Tin | 206,769 | 0.03 | 372,184 | 0.03 | 206,769 | 0.01 |
| **Underwriters:** | | | | | | |
| Underwriter A | - | - | - | - | 76,811,331 | 5.44 |
| Underwriter B | - | - | - | - | 47,793,717 | 3.38 |
| Underwriter C and his associates *(Note 8)* | 4,332,500 | 0.55 | 7,798,500 | 0.55 | 41,884,707 | 2.96 |
| Underwriter D | - | - | - | - | 58,035,228 | 4.11 |
| Underwriter E | - | - | - | - | 121,191,212 | 8.58 |
| **Public Shareholders:** | | | | | | |
| Public Shareholders | 379,279,470 | 48.31 | 682,703,048 | 48.31 | 379,279,470 | 26.84 |
| **Total** | 785,088,828 | 100.00 | 1,413,159,890 | 100.00 | 1,413,159,890 | 100.00 |

*Note 1:* Mr. Philip Lau is the chairman and an executive Director.

*Note 2:* Mr. Anthony Lau is an executive Director and the brother of Mr. Philip Lau and Mr. Andy Lau.

*Note 3:* Mr. Andy Lau is an executive Director and the brother of Mr. Philip Lau and Mr. Anthony Lau.

*Note 4:* Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau are regarded as the parties acting in concert under the Takeovers Code and as such, they are deemed to be interested in the Existing Shares and Adjusted Shares held by each of them.

*Note 5:* K.K. Nominees Limited is wholly and beneficially owned by Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau. Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau are deemed to be interested in the Existing Shares and Adjusted Shares owned by K.K. Nominees Limited.

*Note 6:* Wincard Management Services Limited is wholly and beneficially owned by Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau. Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau are deemed to be interested in the Existing Shares and Adjusted Shares owned by Wincard Management Services Limited.

*Note 7:* Philip Lau Holding Corporation is beneficially owned by a discretionary trust of which the discretionary objects include Mr. Philip Lau and his associates. Mr. Philip Lau is deemed to be interested in the Existing Shares and Adjusted Shares owned by Philip Lau Holding Corporation.

*Note 8:* The Shares are beneficially owned by Timemate Industries Ltd. which is 75% beneficially owned by Underwriter C. Accordingly, Underwriter C is deemed to be interested in the Existing Shares and Adjusted Shares beneficially owned by Timemate Industries Ltd.

## ADJUSTMENTS TO THE EXERCISE PRICE AND NUMBER OF THE SHARE OPTIONS

Adjustments to the exercise price and number of the outstanding Share Options may be required under the relevant terms of the Share Option Schemes.

Pursuant to the Share Option Schemes, in the event of any alteration in the capital structure of the Company by way of capitalization of profits or reserved, rights issue, consolidation, subdivision or reduction of the share capital of the Company (other than an issue of Shares as consideration in respect of a transaction while any Share Options remains exercisable), such corresponding alterations (if any) certified by an independent financial advisor or the auditors of the Company for the time being as fair and reasonable and in accordance with the requirements set out in the Share Option Schemes shall be made in the number of Shares subject to the Share Options so far as unexercised; and/or the subscription price; provided that no alteration shall be made so that a Share would be issued as less than its nominal value or which would give a grantee a different proportion of the issued share capital of the Company as that to which he was previously entitled.

The Company will instruct an independent financial advisor or its auditors to review and certify the basis of such adjustments as soon as possible. Further announcement will be made by the Company in this regard.

## FUNDS RAISING ACTIVITIES OF THE COMPANY IN THE PAST TWELVE MONTHS

The Company has not carried out any fund-raising exercises in the 12 months immediately preceding the date of this Procedures.

## PROCEDURE FOR APPLICATION

### Application for Offer Shares

The Application Form is enclosed with this Prospectus which entitles the Qualifying Shareholders to whom it is addressed to apply for the number of Offer Shares as shown therein subject to payment in full by the Latest Time for Acceptance. Qualifying Shareholders should note that they may apply for any number of Offer Shares only up to the number set out in the Application Form.

If Qualifying Shareholders wish to apply for all the Offer Shares offered to them as specified in the Application Form or wish to apply for any number less than their entitlements under the Open Offer, they must complete, sign and lodge the Application Form in accordance with the instructions printed thereon, together with remittance for the full amount payable in respect of such number of Offer Shares they have applied for with Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong by 4:00 p.m. on 14 July 2010. All remittance(s) must be made in Hong Kong dollars and cheques must be drawn on an account with, or bankers' cashier's orders must be issued by, a licensed bank in Hong Kong and made payable to "**Starlight International Holdings Limited – Open Offer Account**" and crossed "**Account Payee Only**". It should be noted that unless the duly completed and signed Application Form, together with the appropriate remittance, have been lodged with Tricor Secretaries Limited by not later than 4:00 p.m. on Wednesday, 14 July

2010, the entitlements of the respective Qualifying Shareholders under the Open Offer and all rights in relation thereto shall be deemed to have been declined and will be cancelled.

The Application Form contains further information regarding the procedures to be followed if Qualifying Shareholders wish to accept the whole or part of their assured allotment.

All cheques and cashier's orders accompanying completed Application Form will be presented for payment immediately upon receipt and all interest earned on such monies (if any) will be retained for the benefit of the Company. Completion and return of an Application Form with a cheque and/or a cashier's order, will constitute a warranty by the applicant that the cheque and/or the cashier's order will be honoured on first presentation. Without prejudice to the other rights of the Company in respect thereof, the Company reserves the right to reject and entitlement given pursuant to which will be deemed to have been declined and will be cancelled.

The Application Form is for use only by the person(s) named therein and is not transferable. No receipt will be issued in respect of any acceptance monies received.

If the conditions of the Underwriting Agreement are not fulfilled and/or the Underwriting Agreement is terminated in accordance with its terms before the Latest Time for Termination, the monies received in respect of acceptance of Offer Shares will be returned to the Qualifying Shareholders, or in case of joint applicants, to the first-named person without interest by means of cheques dispatched by ordinary post to the respective addresses specified in the register of members of the Company at their own risk as soon as practicable thereafter.

The Qualifying Shareholders are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of applying for, holding, disposing of or dealing in the Offer Shares. It is emphasized that none of the Company, the Directors or any other parties involved in the Open Offer accepts responsibility of any tax effects or liabilities of holders of the Offer Shares resulting from the application for, holding, disposal of, or dealing in the Offer Shares.

## FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this Prospectus.

By the order of the Board
**Starlight International Holdings Limited**
**Lau Sak Hong, Philip**
*Chairman*

## CONSOLIDATED INCOME STATEMENT

| | Notes | Year ended 31 March 2007 HK$'000 | 2008 HK$'000 | 2009 HK$'000 | Six months ended 30 September 2009 HK$'000 |
|---|---|---|---|---|---|
| Turnover | 5 | 2,434,241 | 2,199,033 | 1,281,062 | 389,549 |
| Cost of sales | | (1,951,018) | (1,666,311) | (1,024,197) | (317,443) |
| Gross profit | | 483,223 | 532,722 | 256,865 | 72,106 |
| Other income | 6 | 25,709 | 22,194 | 30,357 | 14,386 |
| Distribution costs | | (213,620) | (295,479) | (186,529) | (55,048) |
| Administrative expenses | | (170,154) | (168,461) | (167,473) | (55,619) |
| (Decrease) increase in fair value of investment properties | 13 | 3,322 | 27,531 | (16,736) | 5,051 |
| Increase in fair value of derivative financial instruments | | 3,576 | 2,599 | 1,667 | – |
| Decrease in fair value of financial assets designated at fair value through profit or loss | | 1,120 | (2,167) | (1,591) | – |
| Decrease in fair value of investments held for trading | | 1,949 | (7,976) | (12,868) | – |
| Impairment loss recognised in respect of available-for-sale investments | | (150) | – | – | – |
| (Loss) gain on deemed partial disposal of a subsidiary | 35 | 10,194 | 279 | (150) | – |
| Gain on disposal of a subsidiary | | 99 | – | – | – |
| Finance costs | 7 | (26,975) | (47,590) | (22,528) | (5,034) |
| Share of profits of associates | | 1,613 | 373 | 578 | 461 |
| (Loss) profit before taxation | 8 | 119,906 | 64,025 | (118,408) | (23,697) |
| Taxation | 10 | (9,715) | (18,531) | (1,280) | (1,044) |
| (Loss) profit for the year | | 110,191 | 45,494 | (119,688) | (24,741) |
| Attributable to: | | | | | |
| Shareholders of the Company | | 105,196 | 45,914 | (110,186) | (17,675) |
| Minority interests | | 4,995 | (420) | (9,502) | (7,066) |
| | | 110,191 | 45,494 | (119,688) | (24,741) |
| Dividends recognised as distribution during the year | 11 | | | | |
| – Interim dividend for 2009 of nil (2008: 4.8 HK cents) per share | | 34,466 | 37,938 | – | – |
| – Final dividend for 2008 of nil (2008: final dividend for 2007 of 3.5 HK cents) per share | | 22,735 | 27,677 | – | – |
| | | 57,201 | 65,615 | – | – |
| Proposed final dividend of nil (2008: nil) per share | 11 | 27,677 | – | – | – |
| | | HK cents | HK cents | HK cents | HK cents |
| (Loss) earnings per share | 12 | | | | |
| – Basic | | 13.80 | 5.81 | (14.03) | (2.25) |
| – Diluted | | 13.50 | 5.75 | N/A | N/A |

## CONSOLIDATED BALANCE SHEET

| | | At 31 March | | | 30 September |
|---|---|---|---|---|---|
| | | 2007 | 2008 | 2009 | 2009 |
| | *Notes* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Non-current assets | | | | | |
| Investment properties | *13* | 81,121 | 108,652 | 91,916 | 91,916 |
| Property, plant and equipment | *14* | 305,842 | 298,575 | 272,565 | 258,462 |
| Prepaid lease payments | *15* | 4,136 | 65,062 | 63,676 | 3,835 |
| Product development costs | *16* | 954 | 607 | 260 | 87 |
| Goodwill | *17* | 25,494 | 27,671 | 26,541 | 26,541 |
| Interest in associates | *19* | 8,200 | 8,573 | 8,071 | 8,532 |
| Available-for-sale investments | *20* | 24,075 | 24,052 | 24,048 | 24,052 |
| Deferred tax assets | *30* | 1,263 | 7,542 | 5,918 | 5,918 |
| Deposit for acquisition of land use rights | | 14,711 | – | – | – |
| | | 465,796 | 540,734 | 492,995 | 419,343 |
| Current assets | | | | | |
| Inventories | *22* | 451,244 | 543,606 | 402,471 | 456,742 |
| Debtors, deposits and prepayments | *23* | 343,704 | 269,025 | 181,451 | 334,181 |
| Prepaid lease payments | *15* | 121 | 1,386 | 1,386 | 121 |
| Amount due from related parties | | 17,196 | – | – | – |
| Amounts due from associates | *24* | 3,989 | 3,989 | 2,945 | 2,989 |
| Taxation recoverable | | 11,659 | 9,852 | 4,919 | 2,564 |
| Investments held for trading | *25* | 25,613 | 20,381 | 6,955 | 11,941 |
| Derivative financial instruments | *21* | 480 | 120 | – | – |
| Financial assets designated at fair value through profit or loss | *21* | 20,795 | 8,149 | 798 | 564 |
| Bank balances and cash | *26* | 92,401 | 77,068 | 103,572 | 132,938 |
| | | 967,202 | 933,576 | 704,497 | 942,040 |
| Current liabilities | | | | | |
| Creditors and accrued charges | *27* | 273,829 | 176,212 | 185,227 | 314,022 |
| Amount due to an associate | *24* | 2,809 | 2,809 | 2,809 | 2,809 |
| Derivative financial instruments | *21* | 438 | 518 | 50 | 532 |
| Taxation payable | | 4,752 | 16,603 | 1,797 | 2,114 |
| Borrowings – due within one year | *28* | 329,515 | 430,160 | 302,309 | 363,106 |
| Bank overdrafts | *29* | 1,722 | 8,171 | – | 23 |
| | | 613,065 | 634,473 | 492,192 | 682,606 |
| Net current assets | | 354,137 | 299,103 | 212,305 | 259,434 |
| Total assets less current liabilities | | 819,933 | 839,837 | 705,300 | 678,777 |

| | | At 31 March | | | 30 September |
|---|---|---|---|---|---|
| | | 2007 | 2008 | 2009 | 2009 |
| | *Notes* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Non-current liabilities | | | | | |
| Deferred tax liabilities | *30* | 7,583 | 5,171 | 5,821 | 5,821 |
| Borrowings – due after one year | *28* | – | 34,890 | 23,782 | 18,227 |
| | | 7,583 | 40,061 | 29,603 | 24,048 |
| Net assets | | 812,350 | 799,776 | 675,697 | 654,729 |
| Capital and reserves | | | | | |
| Share capital | *31* | 315,043 | 316,151 | 314,035 | 314,035 |
| Reserves | | 482,074 | 465,588 | 351,065 | 336,851 |
| Equity attributable to shareholders of the Company | | 797,117 | 781,739 | 665,100 | 650,886 |
| Share option reserve of a listed subsidiary | | 66 | 253 | 392 | 392 |
| Minority interests | | 15,167 | 17,784 | 10,205 | 3,451 |
| Total equity | | 812,350 | 799,776 | 675,697 | 654,729 |

## CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

*For the year ended 31 March 2009*

| | Share capital HK$'000 | Share premium HK$'000 | Merger reserve HK$'000 | Goodwill reserve HK$'000 | Investment revaluation reserve HK$'000 | Other property revaluation reserve HK$'000 | Translation reserve HK$'000 | Share option reserve HK$'000 | Capital redemption reserve HK$'000 | Accumulated profits HK$'000 | Equity attributable to shareholders of the Company HK$'000 | Share option reserve of a listed subsidiary HK$'000 | Minority interests HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| At 1 April 2007 | 315,043 | 100,393 | 37,138 | (3,688) | (59) | 2,007 | 9,726 | 3,765 | 51,786 | 281,006 | 797,117 | 66 | 15,167 | 812,350 |
| Decrease in fair value of available-for-sale investments | - | - | - | - | (23) | - | - | - | - | - | (23) | - | - | (23) |
| Exchange difference arising on translation of foreign operations | - | - | - | - | - | - | (147) | - | - | - | (147) | - | 513 | 366 |
| Net income and expense recognised directly in equity | - | - | - | - | (23) | - | (147) | - | - | - | (170) | - | 513 | 343 |
| Profit for the year | - | - | - | - | - | - | - | - | - | 45,914 | 45,914 | - | (420) | 45,494 |
| Total recognised income and expense for the year | - | - | - | - | (23) | - | (147) | - | - | 45,914 | 45,744 | - | 93 | 45,837 |
| | 315,043 | 100,393 | 37,138 | (3,688) | (82) | 2,007 | 9,579 | 3,765 | 51,786 | 326,920 | 842,861 | 66 | 15,260 | 858,187 |
| Acquisition of additional interest in a subsidiary | - | - | - | - | - | - | - | - | - | - | - | - | 2,183 | 2,183 |
| Capital contribution from minority shareholders of a subsidiary | - | - | - | - | - | - | - | - | - | - | - | - | 626 | 626 |
| Deemed partial disposal of a subsidiary | - | - | - | - | - | - | - | - | - | - | - | - | (285) | (285) |
| Recognition of equity-settled share-based payments | - | - | - | - | - | - | - | 125 | - | - | 125 | 187 | - | 312 |
| Issue of shares upon exercise of share options | 1,264 | 2,376 | - | - | - | - | - | (337) | - | - | 3,303 | - | - | 3,303 |
| Issue of shares as scrip dividend | 1,910 | 6,859 | - | - | - | - | - | - | - | (8,769) | - | - | - | - |
| Repurchase of shares | (2,066) | - | - | - | - | - | - | - | 2,066 | (7,704) | (7,704) | - | - | (7,704) |
| Dividends paid | - | - | - | - | - | - | - | - | - | (56,846) | (56,846) | - | - | (56,846) |
| At 31 March 2008 | 316,151 | 109,628 | 37,138 | (3,688) | (82) | 2,007 | 9,579 | 3,553 | 53,852 | 253,601 | 781,739 | 253 | 17,784 | 799,776 |
| Exchange difference arising on translation of foreign operations and expense recognised directly in equity | - | - | - | - | - | - | (5,252) | - | - | - | (5,252) | - | (492) | (5,744) |
| Loss for the year | - | - | - | - | - | - | - | - | - | (110,186) | (110,186) | - | (9,502) | (119,688) |
| Total recognised income and expense for the year | - | - | - | - | - | - | (5,252) | - | - | (110,186) | (115,438) | - | (9,994) | (125,432) |
| | 316,151 | 109,628 | 37,138 | (3,688) | (82) | 2,007 | 4,327 | 3,553 | 53,852 | 143,415 | 666,301 | 253 | 7,790 | 674,344 |
| Acquisition/deemed acquisition of additional interests in subsidiaries | - | - | - | - | - | - | - | - | - | - | - | - | (656) | (656) |
| Capital contribution from minority shareholders of a subsidiary | - | - | - | - | - | - | - | - | - | - | - | - | 3,426 | 3,426 |
| Deemed partial disposal of a subsidiary | - | - | - | - | - | - | - | - | - | - | - | - | (355) | (355) |
| Recognition of equity-settled share-based payments | - | - | - | - | - | - | - | 3 | - | - | 3 | 139 | - | 142 |
| Repurchase of shares | (2,116) | - | - | - | - | - | - | - | 2,116 | (1,204) | (1,204) | - | - | (1,204) |
| At 31 March 2009 | 314,035 | 109,628 | 37,138 | (3,688) | (82) | 2,007 | 4,327 | 3,556 | 55,968 | 142,211 | 665,100 | 392 | 10,205 | 675,697 |

## CONSOLIDATED CASH FLOW STATEMENT

*For the year ended 31 March 2009*

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Cash flows from operating activities | | |
| (Loss) profit before taxation | (118,408) | 64,025 |
| Adjustments for: | | |
| Share of profits of associates | (578) | (373) |
| Amortisation of product development costs | 347 | 347 |
| Release of prepaid lease payments | 1,386 | 1,070 |
| Depreciation of property, plant and equipment | 53,514 | 55,198 |
| Decrease (increase) in fair value of investment properties | 16,736 | (27,531) |
| Decrease in fair value of investments held for trading | 12,868 | 7,976 |
| Increase in fair value of derivative financial instruments | (1,667) | (2,599) |
| Decrease in fair value of financial assets designated at fair value through profit or loss | 1,591 | 2,167 |
| Impairment loss recognised in respect of available-for-sale investments | 4 | – |
| Impairment loss recognised in respect of goodwill | 1,569 | – |
| Dividend income from investments held for trading | (359) | (1,434) |
| Brokerage expenses on redemption of shares | 14 | 44 |
| Share-based payments | 142 | 312 |
| Interest expense | 22,528 | 47,590 |
| Interest income | (525) | (4,342) |
| Gain on disposal of property, plant and equipment | (15,268) | (10) |
| Net allowance for obsolete and slow-moving inventories | 10,451 | 1,648 |
| Allowance for doubtful debts | 14,436 | 5,961 |
| Loss (gain) on deemed partial disposal of a subsidiary | 150 | (279) |
| Effect of foreign exchange rate change on inter-company balances | (5,744) | 353 |

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Operating cash flows before movement in working capital | (6,813) | 150,123 |
| Decrease (increase) in inventories | 130,684 | (94,010) |
| Decrease in debtors, deposits and prepayments | 94,478 | 68,718 |
| Decrease in amounts due from associates | 1,049 | – |
| Decrease (increase) in investments held for trading | 558 | (2,744) |
| Decrease in derivative financial instruments | 1,319 | 3,039 |
| Decrease in financial assets designated at fair value through profit or loss | 5,760 | 10,479 |
| Increase (decrease) in creditors and accrued charges | 9,015 | (97,617) |
| Cash generated from operations | 236,050 | 37,988 |
| Dividend received from investments held for trading | 359 | 1,434 |
| Hong Kong Profits Tax paid | (10,509) | (10,165) |
| Taxation in other jurisdictions paid | (2,627) | (6,239) |
| Taxation in other jurisdictions refunded | 4,257 | 2,840 |
| Net cash from operating activities | 227,530 | 25,858 |
| Cash flows from investing activities | | |
| Capital contribution from minority shareholders of a subsidiary | 3,426 | 626 |
| Dividend received from an associate | 1,080 | – |
| Proceeds from disposal of property, plant and equipment | 1,000 | 685 |
| Interest received | 525 | 4,342 |
| Purchase of property, plant and equipment | (34,576) | (48,593) |
| Acquisition of additional interest of a subsidiary | (1,600) | – |
| Advance to an associate | (5) | – |
| Repayment from related parties | – | 17,196 |
| Prepaid lease payments made | – | (48,550) |
| Net cash used in investing activities | (30,150) | (74,294) |

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Cash flows from financing activities | | |
| Net proceeds from debt factoring loans | 16,349 | 11,853 |
| Net (repayment of) proceeds from trust receipts and import loans and loans related to bills discounted with recourse | (129,452) | 18,037 |
| Interest on bank and other borrowings paid | (22,528) | (47,590) |
| Net (repayment of) proceeds from short term loans | (15,468) | 56,867 |
| Repayment of bank loan | (10,388) | (1,222) |
| Repurchases of shares including brokerage expenses | (1,218) | (7,748) |
| Bank loan raised | – | 50,000 |
| Proceeds from issue of shares upon exercise of share options | – | 3,303 |
| Dividends paid | – | (56,846) |
| Net cash (used in) from financing activities | (162,705) | 26,654 |
| Net increase (decrease) in cash and cash equivalents | 34,675 | (21,782) |
| Cash and cash equivalents at beginning of the year | 68,897 | 90,679 |
| Cash and cash equivalents at end of the year | 103,572 | 68,897 |
| Represented by: | | |
| Bank balances and cash | 103,572 | 77,068 |
| Bank overdrafts | – | (8,171) |
| | 103,572 | 68,897 |

**NOTES TO THE FINANCIAL STATEMENT**
*For the year ended 31 March 2009*

## 1. GENERAL

The Company is an exempted company incorporated in Bermuda with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed in the corporate information section of the annual report.

The consolidated financial statements are presented in Hong Kong dollars which is the functional currency of the Company.

The Company is an investment holding company. Its principal subsidiaries are engaged in the design, manufacture and sale of a wide range of electronic products and securities trading.

## 2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied the following amendments and interpretations of Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are or have become effective. The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

| | |
|---|---|
| HKAS 39 & HKFRS 7 (Amendments) | Reclassification of financial assets |
| HK(IFRIC)* – INT 12 | Service concession arrangements |
| HK(IFRIC) – INT 14 | HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction |

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

| | |
|---|---|
| HKFRSs (Amendments) | Improvements to HKFRSs 2008[1] |
| HKFRSs (Amendments) | Improvements to HKFRSs 2009[2] |
| HKAS 1 (Revised) | Presentation of financial statements[3] |
| HKAS 23 (Revised) | Borrowing costs[3] |
| HKAS 27 (Revised) | Consolidated and separate financial statements[4] |
| HKAS 32 & HKAS 1 (Amendments) | Puttable financial instruments and obligations arising on liquidation[3] |
| HKAS 39 (Amendment) | Eligible hedge items[4] |
| HKFRS 1 & HKAS 27 (Amendments) | Cost of an investment in a subsidiary, jointly controlled entity or associate[3] |
| HKFRS 2 (Amendment) | Vesting conditions and cancellations[3] |
| HKFRS 3 (Revised) | Business combinations[4] |
| HKFRS 7 (Amendment) | Improving disclosures about financial instruments[3] |
| HKFRS 8 | Operating segments[3] |
| HK(IFRIC) – INT 9 & HKAS 39 (Amendments) | Embedded derivatives[5] |
| HK(IFRIC) – INT 13 | Customer loyalty programmes[6] |
| HK(IFRIC) – INT 15 | Agreements for the construction of real estate[3] |
| HK(IFRIC) – INT 16 | Hedges of a net investment in a foreign operation[7] |
| HK(IFRIC) – INT 17 | Distributions of non-cash assets to owners[4] |
| HK(IFRIC) – INT 18 | Transfer of assets from customers[8] |

[1] Effective for annual periods beginning on or after 1 January 2009 except the amendments to HKFRS 5, effective for annual periods beginning on or after 1 July 2009.

[2] Effective for annual periods beginning on or after 1 January 2009, 1 July 2009 and 1 January 2010, as appropriate.

[3] Effective for annual periods beginning on or after 1 January 2009.

[4] Effective for annual periods beginning on or after 1 July 2009.

[5] Effective for annual periods ending on or after 30 June 2009.

[6] Effective for annual periods beginning on or after 1 July 2008.

[7] Effective for annual periods beginning on or after 1 October 2008.

[8] Effective for transfers on or after 1 July 2009.

* IFRIC represents the International Financial Reporting Interpretations Committee.

The adoption of HKFRS 3 (Revised) may affect the Group's accounting treatment for business combination for which the acquisition date is on or after 1 April 2010. HKAS 27 (Revised) will affect the accounting treatment for changes in the Group's ownership interest in a subsidiary. The directors of the Company anticipate that the application of the other new or revised standards, amendments or interpretations will have no material impact on the results or financial position of the Group.

## 3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Hong Kong Companies Ordinance.

### Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Acquisition of additional interests of subsidiaries does not fall within the definition of business combination under HKFRS 3 "Business combinations" as the acquisition does not result in a change in control. The excess of the cost of acquisition over the carrying amount of assets and liabilities of the subsidiary attributable to the additional interest acquired is recognised as goodwill.

All intra-company transactions, balances, income and expenses within the Group are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

**Business combinations**

The acquisition of businesses is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

**Goodwill**

*Goodwill arising on acquisition prior to 1 January 2005*

Goodwill arising on an acquisition of net assets and operations of another entity for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant acquiree at the date of acquisition.

Goodwill arising on acquisition prior to 1 April 2001 continues to be held in reserves, and will be transferred to the accumulated profits at the time when the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

For previously capitalised goodwill arising on acquisitions of net assets and operations of another entity on or after 1 April 2001, the Group has discontinued amortisation from 1 April 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired (see the accounting policy below).

*Goodwill arising on acquisition after 1 January 2005*

Goodwill arising on an acquisition of a business for which the agreement date is on or after 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a business is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of the relevant cash-generating unit, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

**Interest in associates**

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

**Revenue recognition**

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes.

Revenue from sales of goods is recognised when goods are delivered and title has been passed.

Interest income from a financial asset excluding financial assets at fair value through profit or loss is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments excluding financial assets at fair value through profit or loss is recognised when the Group's right to receive payment has been established.

Commission income is recognised when services are rendered.

**Property, plant and equipment**

Property, plant and equipment including land and buildings held for use in the production or supply of goods or services, or for administrative purposes, other than construction in progress, are stated at cost or revalued amounts less subsequent accumulated depreciation and accumulated impairment losses.

Advantage has been taken of the transitional relief provided by paragraph 80A of HKAS 16 "Property, plant and equipment" from the requirement to make regular revaluation of the Group's land and buildings which had been carried at revalued amounts prior to 30 September 1995, and accordingly no further revaluation of land and buildings is carried out. Prior to 30 September 1995, the revaluation increase arising on the revaluation of these assets was credited to the other property revaluation reserve. Any future decreases in value of these assets will be dealt with as an expense to the extent that they exceed the balance, if any, on the other property revaluation reserve relating to a previous revaluation of the same asset. On the subsequent sale or retirement of a revalued asset, the corresponding revaluation surplus is transferred to accumulated profits.

Construction in progress is stated at cost less accumulated impairment losses. Cost includes all development expenditure and other direct costs attributable to such project. Construction in progress is not depreciated until completion of construction. On completion of construction, the assets are transferred to appropriate categories of property, plant and equipment.

The cost or valuation of leasehold properties in Hong Kong is depreciated over forty years on a straight line basis after taking into account of the estimated residual value. The cost of leasehold properties outside Hong Kong is amortised over a period of fifty years or, where shorter, the remaining term of the leases on a straight line basis.

Depreciation is provided to write off the cost of items of property, plant and equipment other than construction in progress and leasehold properties over their estimated useful lives using the reducing balance method.

The land and building elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and building elements, in which case, the entire lease is generally treated as a finance lease and accounted for as property, plant and equipment. To the extent the allocation of the lease payments can be made reliably, leasehold interests in land are accounted for as operating leases.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

**Investment properties**

Investment properties are properties held to earn rentals and/or for capital appreciation.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at their fair values using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss in the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

**Financial instruments**

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

*Effective interest method*

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for debt instruments other than those financial assets at fair value through profit or loss, of which interest income is included in net gains or losses.

*Financial assets at fair value through profit or loss*

Financial assets at fair value through profit or loss have two subcategories including financial assets held for trading and those designated at fair value through profit or loss on initial recognition.

A financial asset is classified as held for trading if:

- it has been acquired principally for the purpose of selling in the near future; or
- it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if:

- such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
- the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

- it forms part of a contract containing one or more embedded derivatives, and HKAS 39 "Financial instruments: Recognition and measurement" permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss excludes any dividend or interest earned on the financial assets.

*Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including debtors, deposits, bank balances and cash and amounts due from associates) are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment loss on financial assets below).

*Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss (see accounting policy on impairment loss on financial assets below).

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment loss on financial assets below).

*Impairment of financial assets*

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include significant financial difficulty of the issuer or counterparty; default or delinquency in interest or principal payments; or it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as trade debtors, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period ranging from 30 days to 90 days and observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade debtors, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade debtor is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities generally include other financial liabilities and derivative financial instruments that do not qualify for hedge accounting.

*Effective interest method*

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis.

*Financial liabilities*

Financial liabilities including creditors, amount due to an associate, bank overdrafts and borrowings are subsequently measured at amortised cost, using the effective interest method.

*Equity instruments*

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Repurchase of the Company's own equity instruments is recognised and deducted directly from equity. No gains or loss is recognised in profit or loss on the purchase or cancellation of the Company's own equity instruments. Consideration paid is recognised directly in equity.

Distribution settled in shares are recorded at market price at the date of issue, and credited to the share capital and share premium respectively.

Derivative financial instruments that do not qualify for hedge accounting

Derivatives that do not qualify for hedge accounting are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss. If the Group retains substantially all the risks and rewards of ownership of a transferred asset, the Group continues to recognise the financial asset and recognise a collateralised borrowing for proceeds received.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

**Share-based payment transactions**

Equity-settled share-based payment transactions

*Share options granted to employees*

The fair value of services received determined by reference to the fair value of share options granted at the grant date is recognised as an expense in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity (share option reserve).

At the time when the share options are exercised, the amount previously recognised in the share option reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in the share option reserve will be transferred to accumulated profits.

For share options granted to employees on or before 7 November 2002, or granted after 7 November 2002 and vested before 1 April 2005, the financial impact of share options granted is not recorded in the consolidated financial statements until such time as the options are exercised, and no charge is recognised in the consolidated income statement in respect of the value of options granted. Upon the exercise of the share options, the resulting shares issued are recorded as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded as share premium. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

**Research and development expenditure**

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight line basis over its useful life on the same basis as intangible assets acquired separately, and carried at cost less subsequent accumulated amortisation and any accumulated impairment losses.

The amount initially recognised for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria. Where no internally generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

**Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted-average method. Net realisable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling and distribution.

**Impairment (other than goodwill)**

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that standard.

**Taxation**

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

**Leases**

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight line basis over the term of the relevant lease.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight line basis.

**Borrowing costs**

All borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

**Foreign currencies**

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

**Retirement benefits schemes**

Payments to state-managed retirement benefits scheme or the Mandatory Provident Fund ("MPF") Scheme are charged as expenses when employees have rendered services entitling them to contributions.

## 4. KEY SOURCE OF ESTIMATION UNCERTAINTY

In the application of the Group's accounting policies, which are described in note 3, the directors of the Company are required to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

**Allowances for inventories**

The management of the Group reviews the physical conditions and saleability of inventories at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production. The management estimates the net realisable value for such finished goods and consumables based primarily on the latest invoice prices and current market conditions. As at 31 March 2009, the carrying amount of inventories is HK$402,471,000 (2008: HK$543,606,000), net of allowance for obsolete and slow-moving inventories of HK$36,995,000 (2008: HK$26,544,000).

**Impairment of goodwill**

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating units and a suitable discount rate in order to calculate the present value. Where the actual cash flows are less than expected, a material impairment loss may arise. As at 31 March 2009, the carrying amount of goodwill is HK$26,541,000 (2008: HK$27,671,000). Details of the recoverable amount calculation are disclosed in note 18.

**Income taxes**

As at 31 March 2009, no deferred tax asset was recognised in the Group's consolidated balance sheet in relation to the estimated unused tax losses of HK$228,797,000 (2008: HK$132,592,000) due to the unpredictability of future profit streams. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future taxable profits generated are more or less than expected, a material recognition or reversal of deferred tax asset may arise, which would be recognised in the consolidated income statement in the period in which such a recognition takes place.

## 5. SEGMENT INFORMATION

### (a) Business segments

The Group is organised into two operating divisions, namely design, manufacture and sale of electronic products and securities trading. These divisions are the basis on which the Group reports its primary segment information.

(i) An analysis of the Group's turnover, which represents sales of goods, and results by business segments is as follows:

| | Design, manufacture and sale of electronic products | Securities trading | Consolidated |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| **Year ended 31 March 2009** | | | |
| **TURNOVER** | 1,281,062 | – | 1,281,062 |
| **SEGMENT RESULTS** | (58,850) | (12,433) | (71,283) |
| Interest income | | | 525 |
| Unallocated income | | | 4,689 |
| Unallocated expenses | | | (13,503) |
| Decrease in fair value of investment properties | | | (16,736) |
| Loss on deemed partial disposal of a subsidiary | (150) | – | (150) |
| Finance costs | | | (22,528) |
| Share of profits of associates | 578 | – | 578 |
| Loss before taxation | | | (118,408) |
| Taxation | | | (1,280) |
| Loss for the year | | | (119,688) |
| **OTHER INFORMATION** | | | |
| Additions of property, plant and equipment | 34,576 | – | 34,576 |
| Amortisation of product development costs | 347 | – | 347 |
| Increase in fair value of derivative financial instruments | – | (1,667) | (1,667) |
| Decrease in fair value of financial assets designated at fair value through profit or loss | – | 1,591 | 1,591 |
| Decrease in fair value of investments held for trading | – | 12,868 | 12,868 |
| Release of prepaid lease payments | 1,386 | – | 1,386 |
| Depreciation of property, plant and equipment | 53,514 | – | 53,514 |
| Allowance for doubtful debts | 14,436 | – | 14,436 |
| Allowance for obsolete and slow-moving inventories | 10,451 | – | 10,451 |
| Impairment loss recognised in respect of goodwill – unallocated | – | – | 1,569 |

| | Design, manufacture and sale of electronic products<br>*HK$'000* | Securities trading<br>*HK$'000* | Consolidated<br>*HK$'000* |
|---|---|---|---|
| **Year ended 31 March 2008** | | | |
| **TURNOVER** | 2,199,033 | – | 2,199,033 |
| **SEGMENT RESULTS** | 97,406 | (6,110) | 91,296 |
| Interest income | | | 4,342 |
| Unallocated income | | | 3,773 |
| Unallocated expenses | | | (15,979) |
| Increase in fair value of investment properties | | | 27,531 |
| Gain on deemed partial disposal of a subsidiary | 279 | – | 279 |
| Finance costs | | | (47,590) |
| Share of profits of associates | 373 | – | 373 |
| Profit before taxation | | | 64,025 |
| Taxation | | | (18,531) |
| Profit for the year | | | 45,494 |
| **OTHER INFORMATION** | | | |
| Additions of property, plant and equipment | 48,593 | – | 48,593 |
| Amortisation of product development costs | 347 | – | 347 |
| Increase in fair value of derivative financial instruments | – | (2,599) | (2,599) |
| Decrease in fair value of financial assets designated at fair value through profit or loss | – | 2,167 | 2,167 |
| Decrease in fair value of investments held for trading | – | 7,976 | 7,976 |
| Prepaid lease payments made | 48,550 | – | 48,550 |
| Release of prepaid lease payments | 1,070 | – | 1,070 |
| Depreciation of property, plant and equipment | 55,198 | – | 55,198 |
| Allowance for doubtful debts | 5,961 | – | 5,961 |
| Net allowance for obsolete and slow-moving inventories | 1,648 | – | 1,648 |

(ii) An analysis of the Group's consolidated balance sheet by business segments is as follows:

| | Design, manufacture and sale of electronic products | Securities trading | Consolidated |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| **At 31 March 2009** | | | |
| ASSETS | | | |
| Segment assets | 945,317 | 10,786 | 956,103 |
| Interest in associates | 8,071 | – | 8,071 |
| Unallocated corporate assets | | | 233,378 |
| Consolidated total assets | | | 1,197,492 |
| LIABILITIES | | | |
| Segment liabilities | 184,556 | 619 | 185,175 |
| Unallocated corporate liabilities | | | 336,620 |
| Consolidated total liabilities | | | 521,795 |

| | Design, manufacture and sale of electronic products | Securities trading | Consolidated |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| **At 31 March 2008** | | | |
| ASSETS | | | |
| Segment assets | 1,194,558 | 48,307 | 1,242,865 |
| Interest in associates | 8,573 | – | 8,573 |
| Unallocated corporate assets | | | 222,872 |
| Consolidated total assets | | | 1,474,310 |
| LIABILITIES | | | |
| Segment liabilities | 171,344 | 5,256 | 176,600 |
| Unallocated corporate liabilities | | | 497,934 |
| Consolidated total liabilities | | | 674,534 |

(b) **Geographical segments**

(i) An analysis of the Group's turnover in respect of design, manufacture and sale of electronic products by geographical markets based on location of customers is as follows:

| | **2009** | **2008** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| North America | 870,141 | 1,348,799 |
| Europe | 356,038 | 782,738 |
| Hong Kong | 39,549 | 17,463 |
| Mainland China | 85 | 422 |
| Japan and Korea | – | 4,221 |
| Other countries | 15,249 | 45,390 |
| | 1,281,062 | 2,199,033 |

(ii) An analysis of the carrying amount of segment assets and capital additions analysed by the geographical areas in which the assets are located is as follows:

| | **Carrying amount of segment assets** | | **Capital additions** | |
|---|---|---|---|---|
| | **2009** | **2008** | **2009** | **2008** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| North America | 275,902 | 424,317 | 5,835 | 3,853 |
| Hong Kong | 257,144 | 337,005 | 25,941 | 28,226 |
| Mainland China | 358,385 | 426,183 | 2,800 | 16,514 |
| Other countries | 64,672 | 55,360 | – | – |
| | 956,103 | 1,242,865 | 34,576 | 48,593 |

## 6. OTHER INCOME

| | **2009** | **2008** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Other income includes: | | |
| Claims received | 302 | 148 |
| Commission | 3,362 | 6,206 |
| Dividend income from investments held-for-trading | 359 | 1,434 |
| Exchange gain, net | – | 1,048 |
| Gain on disposal of property, plant and equipment | 15,268 | 10 |
| Interest income | 525 | 4,342 |
| Rental income *(note)* | 4,689 | 3,773 |
| Repairing income | 2,333 | 1,263 |
| Sale of scrap materials | 1,623 | 2,275 |

*Note:* Outgoings of HK$406,000 (2008: HK$143,000) were incurred resulting in net rental income of HK$4,283,000 (2008: HK$3,630,000).

## 7. FINANCE COSTS

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Interest on borrowings wholly repayable within five years | 22,528 | 47,590 |

## 8. (LOSS) PROFIT BEFORE TAXATION

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| (Loss) profit before taxation has been arrived at after charging: | | |
| Amortisation of product development costs (included in administrative expenses) | 347 | 347 |
| Auditors' remuneration | | |
| – current year | 3,858 | 3,529 |
| – underprovision in prior years | – | 515 |
| Depreciation of property, plant and equipment | 53,514 | 55,198 |
| Exchange loss, net | 6,620 | – |
| Impairment loss recognised in respect of goodwill (included in administrative expenses) | 1,569 | – |
| Impairment loss recognised in respect of available-for-sale investments (included in administrative expenses) | 4 | – |
| Minimum lease payments under operating leases in respect of rented premises | 10,301 | 6,077 |
| Allowance for doubtful debts | 14,436 | 5,961 |
| Net allowance for obsolete and slow-moving inventories *(note 1)* | 10,451 | 1,648 |
| Release of prepaid lease payments | 1,386 | 1,070 |
| Research and development costs | 42,813 | 43,614 |
| Staff costs including directors' remuneration *(note 2)* | 154,104 | 159,471 |

*Note:*

1. Included in the amount is a reversal of allowance for obsolete and slow-moving inventories of nil (2008: HK$2,607,000), which is resulted from subsequent sales of certain impaired items.

2. The staff costs for the year included retirement benefits scheme contributions of HK$1,868,000 (2008: HK$2,227,000) and share-based payments of HK$142,000 (2008: HK$312,000).

## 9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Details of emoluments paid by the Group to each of the directors are as follows:

**For the year ended 31 March 2009**

| | Fees | Salaries and other short term employee benefits | Performance related incentive payments | Retirement benefits scheme contributions | Total emoluments |
|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| **Executive directors:** | | | | | |
| Lau Sak Hong, Philip | 50 | 6,062 | 133 | 190 | 6,435 |
| Lau Sak Kai, Anthony | 50 | 1,377 | 46 | 67 | 1,540 |
| Lau Sak Yuk, Andy | 50 | 1,231 | 46 | 60 | 1,387 |
| **Non-executive director:** | | | | | |
| Hon Sheung Tin, Peter | 109 | 24 | – | – | 133 |
| **Independent non-executive directors:** | | | | | |
| Ho Hau Chong, Norman | 50 | – | – | – | 50 |
| Chan Chak Chung | 50 | – | – | – | 50 |
| Chuck Winston Calptor | 50 | – | – | – | 50 |
| | 409 | 8,694 | 225 | 317 | 9,645 |

**For the year ended 31 March 2008**

| | Fees | Salaries and other short term employee benefits | Performance related incentive payments | Retirement benefits scheme contributions | Total emoluments |
|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| **Executive directors:** | | | | | |
| Lau Sak Hong, Philip | 50 | 8,009 | 268 | 208 | 8,535 |
| Lau Sak Kai, Anthony | 50 | 1,388 | 87 | 74 | 1,599 |
| Lau Sak Yuk, Andy | 50 | 1,257 | 76 | 67 | 1,450 |
| **Non-executive director:** | | | | | |
| Hon Sheung Tin, Peter | 50 | 20 | – | – | 70 |
| **Independent non-executive directors:** | | | | | |
| Ho Hau Chong, Norman | 50 | – | – | – | 50 |
| Chan Chak Chung | 50 | – | – | – | 50 |
| Chuck Winston Calptor | 50 | – | – | – | 50 |
| | 350 | 10,674 | 431 | 349 | 11,804 |

The performance related incentive payments are determined by the performance of the individual and the Group's performance and profitability for the two years ended 31 March 2009.

**Employees**

The five highest paid individuals of the Group included three (2008: three) directors, details of whose remuneration are set out above. The emoluments of the remaining two (2008: two) highest paid employees are as follows:

| | **2009** | **2008** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Salaries and other short term employee benefits | 3,106 | 3,072 |
| Performance related incentive payments | 80 | 148 |
| Retirement benefits scheme contributions | 24 | 24 |
| | 3,210 | 3,244 |

Emoluments of these employees were within the following bands:

| | **Number of employees** | |
|---|---|---|
| | **2009** | **2008** |
| HK$1,000,001 – HK$1,500,000 | 1 | 1 |
| HK$1,500,001 – HK$2,000,000 | 1 | 1 |

## 10. TAXATION

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| The charge (credit) comprises: | | |
| Hong Kong Profits Tax | | |
| Current year | 46 | 15,843 |
| Overprovision in prior years | (1,830) | (7) |
| | (1,784) | 15,836 |
| Taxation in other jurisdictions | | |
| Current year | 812 | 2,058 |
| (Over)underprovision in prior years | (22) | 9,328 |
| | 790 | 11,386 |
| Deferred taxation *(note 30)* | 2,274 | (8,691) |
| | 1,280 | 18,531 |

Hong Kong Profits Tax is calculated at 16.5% (2008: 17.5%) of the estimated assessable profit for the year.

On 26 June 2008, the Hong Kong Legislative Council passed the Revenue Bill 2008 which includes the reduction in corporate profit tax rate by 1% to 16.5% effective from the year of assessment 2008-2009. The effect of such decrease has been reflected in measuring the current and deferred tax for the year ended 31 March 2009.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. The underprovision in prior years mainly arose from a settlement of corporate tax audit with the Canada Revenue Agency related to allocation of income by a subsidiary of the Group between Canada and Hong Kong for the two years ended 31 March 2004 and 2005. The tax audits were closed in the year ended 31 March 2008.

Taxation for the year can be reconciled to the (loss) profit before taxation per the consolidated income statement as follows:

| | 2009<br>*HK$'000* | 2008<br>*HK$'000* |
|---|---|---|
| (Loss) profit before taxation | (118,408) | 64,025 |
| Tax (credit) charge at the domestic income tax rate of 16.5% (2008: 17.5%) | (19,537) | 11,204 |
| Tax effect of share of profits of associates | 95 | 65 |
| Tax effect of expenses not deductible for taxation purposes | 6,169 | 1,626 |
| Tax effect of income not taxable for taxation purposes | (2,974) | (2,881) |
| Effect of different tax rates of subsidiaries operating in other jurisdictions | (6,207) | (1,233) |
| Tax effect of tax losses not recognised | 21,825 | 5,792 |
| Tax effect of utilisation of tax losses previously not recognised | (75) | (5,265) |
| Effect of tax exemption granted to a subsidiary *(note)* | (145) | (1,908) |
| (Over)underprovision in prior years | (1,852) | 9,321 |
| Decrease in opening deferred tax liabilities resulting from a decrease in applicable rate | (176) | – |
| Others | 4,157 | 1,810 |
| Taxation for the year | 1,280 | 18,531 |

*Note:* The subsidiary is exempted from taxation in other jurisdiction pursuant to the relevant laws and regulations in that jurisdiction.

## 11. DIVIDENDS

The directors have resolved not to recommend a final dividend for the year ended 31 March 2009 (2008: nil).

During the year ended 31 March 2008, the directors have declared an interim dividend of 4.8 HK cents per share, amounting to HK$37,938,000, and scrip alternative was offered in respect of the 2007 final dividend. The scrip alternative was accepted by the shareholders, as follows:

| | *HK$'000* |
|---|---|
| Dividends: | |
| Cash | 18,908 |
| Scrip alternative | 8,769 |
| | 27,677 |

## 12. (LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share is based on the following data:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| (Loss) earnings attributable to shareholders of the Company for the purposes of basic and diluted (loss) earnings per share | (110,186) | 45,914 |

| | 2009 | 2008 |
|---|---|---|
| Weighted average number of shares for the purposes of basic (loss) earnings per share | 785,466,362 | 790,246,143 |
| Effect of dilutive potential shares relating to share options | N/A | 8,080,944 |
| Weighted average number of shares for the purposes of diluted earnings per share | N/A | 798,327,087 |

No diluted loss per share is presented for 2009 as the exercise of the outstanding options would result in a decrease in the loss per share for the year.

## 13. INVESTMENT PROPERTIES

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Fair value of investment properties: | | |
| At beginning of the year | 108,652 | 81,121 |
| (Decrease) increase in fair value | (16,736) | 27,531 |
| At end of the year | 91,916 | 108,652 |
| The carrying amount of investment properties comprises: | | |
| Long leases in Hong Kong | 77,750 | 94,000 |
| Long leases outside Hong Kong | 14,166 | 14,652 |
| | 91,916 | 108,652 |

The fair values of the Group's investment properties have been arrived at on the basis of valuations carried out on the balance sheet date by an independent qualified professional valuer not connected with the Group. The valuer has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuations were arrived at by reference to market evidence of transaction prices for similar properties.

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties. As at 31 March 2009, the carrying amount of such property interests amounted to HK$91,916,000 (2008: HK$108,652,000).

## 14. PROPERTY, PLANT AND EQUIPMENT

| | Leasehold properties | Computer equipment | Furniture, fixtures and equipment | Motor vehicles | Plant and machinery | Construction in progress | Total |
|---|---|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| COST OR VALUATION | | | | | | | |
| At 1 April 2007 | 120,544 | 27,703 | 106,252 | 16,736 | 503,309 | – | 774,544 |
| Currency realignment | – | 3 | 3 | – | 48 | – | 54 |
| Additions | – | 1,666 | 5,466 | 729 | 40,313 | 419 | 48,593 |
| Disposal | (168) | – | (459) | (2,077) | – | – | (2,704) |
| At 31 March 2008 | 120,376 | 29,372 | 111,262 | 15,388 | 543,670 | 419 | 820,487 |
| Additions | 145 | 1,277 | 901 | 555 | 31,698 | – | 34,576 |
| Disposal | (11,451) | (1,045) | (8,910) | (3,766) | (12,750) | – | (37,922) |
| At 31 March 2009 | 109,070 | 29,604 | 103,253 | 12,177 | 562,618 | 419 | 817,141 |
| Comprising: | | | | | | | |
| At cost | 79,670 | 29,604 | 103,253 | 12,177 | 562,618 | 419 | 787,741 |
| At valuation – 1991 | 29,400 | – | – | – | – | – | 29,400 |
| | 109,070 | 29,604 | 103,253 | 12,177 | 562,618 | 419 | 817,141 |
| DEPRECIATION | | | | | | | |
| At 1 April 2007 | 20,388 | 17,209 | 86,212 | 13,359 | 331,534 | – | 468,702 |
| Currency realignment | – | 3 | – | – | 38 | – | 41 |
| Provided for the year | 2,285 | 2,580 | 4,521 | 776 | 45,036 | – | 55,198 |
| Eliminated on disposal | (3) | – | (90) | (1,936) | – | – | (2,029) |
| At 31 March 2008 | 22,670 | 19,792 | 90,643 | 12,199 | 376,608 | – | 521,912 |
| Provided for the year | 2,257 | 2,261 | 4,067 | 724 | 44,205 | – | 53,514 |
| Eliminated on disposal | (7,178) | (941) | (7,849) | (3,490) | (11,392) | – | (30,850) |
| At 31 March 2009 | 17,749 | 21,112 | 86,861 | 9,433 | 409,421 | – | 544,576 |
| CARRYING VALUES | | | | | | | |
| At 31 March 2009 | 91,321 | 8,492 | 16,392 | 2,744 | 153,197 | 419 | 272,565 |
| At 31 March 2008 | 97,706 | 9,580 | 20,619 | 3,189 | 167,062 | 419 | 298,575 |

The cost or valuation of leasehold properties in Hong Kong, which included prepaid lease payments that cannot be allocated reliably between the land and building elements, is depreciated over forty years and after taking into account of the estimated residual value. The cost of buildings situated on leasehold land outside Hong Kong is amortised over a period of fifty years or, where shorter, the remaining term of the leases on a straight line basis.

Depreciation is provided to write off the cost of other property, plant and equipment over their estimated useful lives, using the reducing balance method at the following rates per annum:

| | |
|---|---|
| Computer equipment | 25% |
| Furniture, fixtures and equipment | 10 – 25% |
| Motor vehicles | 20 – 25% |
| Plant and machinery | 15 – 30% |

The carrying value of the leasehold properties shown above comprises properties situated on land held under:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Long leases in Hong Kong | 26,621 | 27,022 |
| Medium term leases outside Hong Kong | 64,700 | 70,684 |
| | 91,321 | 97,706 |

The valuation of leasehold properties was carried out by a firm of independent professional valuers in 1991 on an open market value for existing use basis. The Group has adopted the transitional relief provided by paragraph 80A of HKAS 16 from the requirement to make revaluation on a regular basis of the Group's leasehold properties and, accordingly, no further revaluation of leasehold properties will be carried out. Had these leasehold properties with a carrying amount at 31 March 2009 of HK$26,621,000 (2008: HK$27,022,000) been carried at cost less accumulated depreciation and accumulated impairment losses, the carrying value of the leasehold properties at 31 March 2009 would have been stated at HK$20,554,000 (2008: HK$20,920,000).

## 15. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments comprise:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Leasehold land held under medium term leases outside Hong Kong | 65,062 | 66,448 |
| Analysed for reporting purposes as: | | |
| Current asset | 1,386 | 1,386 |
| Non-current asset | 63,676 | 65,062 |
| | 65,062 | 66,448 |

## 16. PRODUCT DEVELOPMENT COSTS

| | *HK$'000* |
|---|---|
| COST | |
| At 1 April 2007, 31 March 2008 and 31 March 2009 | 1,732 |
| AMORTISATION | |
| At 1 April 2007 | 778 |
| Charge for the year | 347 |
| At 31 March 2008 | 1,125 |
| Charge for the year | 347 |
| At 31 March 2009 | 1,472 |
| CARRYING VALUE | |
| At 31 March 2009 | 260 |
| At 31 March 2008 | 607 |

Product development costs are amortised over a period of five years on a straight line basis.

## 17. GOODWILL

| | *HK$'000* |
|---|---|
| COST | |
| At 1 April 2007 | 25,494 |
| Deemed acquisition of additional interest in a subsidiary | 2,183 |
| Deemed partial disposal of a subsidiary | (6) |
| At 31 March 2008 | 27,671 |
| Acquisition/deemed acquisition of additional interests in subsidiaries | 944 |
| Deemed partial disposal of a subsidiary | (505) |
| IMPAIRMENT | |
| At 31 March 2009 | 28,110 |
| Impairment losses recognised during the year and balance at 31 March 2009 | 1,569 |
| CARRYING VALUE | |
| At 31 March 2009 | 26,541 |
| At 31 March 2008 | 27,671 |

Particulars regarding impairment testing on goodwill are disclosed in note 18.

## 18. IMPAIRMENT TESTING ON GOODWILL

As explained in note 5, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill of carrying value amounting to HK$26,541,000 (2008: HK$26,102,000) has been allocated to three cash generating units ("CGUs"), including three subsidiaries in the design, manufacture and sale of electronic products segment amounting to HK$8,111,000, HK$17,722,000 and HK$708,000 (2008: HK$8,111,000, HK$17,991,000 and nil), respectively. For the remaining goodwill of HK$1,569,000 as at 31 March 2008, which is related to a subsidiary engaged in e-business but has become inactive, full impairment loss has been recognised in the financial statements for the current year.

The recoverable amount of the relevant CGUs has been determined on the basis of value in use calculation. The key assumptions for the value in use calculation are those regarding the discount rates, growth rates and expected changes to revenue and direct costs during the year. The management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in revenue and direct costs are based on past practices and expectations of future changes in the market.

During the year, the Group performed impairment review for goodwill based on cash flow forecasts derived from the most recent financial budget for the next year by the management and the cashflow projections were extrapolated at 0% (2008: 0%) growth rate for subsequent four years using a discount rate of 7.43% (2008: 8%).

## 19. INTEREST IN ASSOCIATES

| | **2009**<br>*HK$'000* | **2008**<br>*HK$'000* |
|---|---|---|
| Cost of investment in associates, unlisted | 9,310 | 9,310 |
| Share of post-acquisition reserves, net of dividend received | (1,239) | (737) |
| | 8,071 | 8,573 |

Details of the Group's associates are as follows:

| Name of associate | Form of business structure | Place of registration/ operations | Nominal value of registered capital | Attributable equity interest to the Group 2009 | 2008 | Principal activities |
|---|---|---|---|---|---|---|
| Danehill Investments (Holdings) Limited | Limited liability company | Cayman Islands | HK$7,000,000 | 48.28% | 48.28% | Investment holding |
| Interforce Limited ("Interforce") | Limited liability company | Hong Kong | HK$500,000 | 30% | 30% | Trading in electronic products |

The associates are indirectly held by the Company through its wholly-owned subsidiaries.

Included in the cost of investment in associates is goodwill of HK$3,779,000 (2008: HK$3,779,000) arising on acquisition of an associate in prior year.

The summarised financial information in respect of the Group's associates is set out below:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Total assets | 24,545 | 33,993 |
| Total liabilities | (12,344) | (21,610) |
| Net assets | 12,201 | 12,383 |
| Share of net assets | 4,292 | 4,794 |
| Turnover | 211,642 | 190,117 |
| Profit for the year | 1,997 | 1,266 |
| Share of profits of associates | 578 | 373 |

## 20. AVAILABLE-FOR-SALE INVESTMENTS

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Equity securities | | |
| Unlisted shares, at cost | 26,690 | 26,690 |
| Less: Impairment losses recognised | (2,650) | (2,650) |
| | 24,040 | 24,040 |
| Listed shares outside Hong Kong, at fair value | 8 | 12 |
| | 24,048 | 24,052 |
| Analysed for reporting purposes as: | | |
| Non-current asset | 24,048 | 24,052 |

As at the balance sheet date, all listed shares included in available-for-sale investments are stated at fair value. Fair values of these investments have been determined by reference to bid prices quoted in active markets.

The above unlisted investments represent investments in unlisted equity securities issued by private entities incorporated in Hong Kong. They are measured at cost less impairment loss at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

Included in unlisted equity securities was an investment of 17% (2008: 17%) equity interest in Net Plus Company Limited ("Net Plus"), a company engaged in investment holding and provision of healthcare related services. An impairment loss of HK$2,500,000 was recognised in the consolidated financial statements in prior years. At 31 March 2009, the directors reviewed the recoverability of its carrying amount of HK$23,000,000 (2008: HK$23,000,000) with reference to the present value of the estimated future cash flows expected to arise from the investment and considered that the carrying value of the interest in Net Plus is recoverable.

## 21. DERIVATIVE FINANCIAL INSTRUMENTS/FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

| | Assets | | Liabilities | |
|---|---|---|---|---|
| | **2009** | **2008** | **2009** | **2008** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| (i) Financial assets designated at fair value through profit or loss settled on net basis: | | | | |
| Buy-write certificates on: | | | | |
| – equity securities listed in Hong Kong | 258 | 1,606 | – | – |
| – equity securities listed outside Hong Kong | 540 | 6,543 | – | – |
| | 798 | 8,149 | – | – |
| (ii) Derivative financial instruments not designated as hedging instruments settled on net basis: | | | | |
| Foreign exchange option | – | 120 | – | – |
| Options on equity securities listed outside Hong Kong | – | – | (50) | (518) |
| | – | 120 | (50) | (518) |
| | 798 | 8,269 | (50) | (518) |

The buy-write certificates contain embedded derivatives which are not closely related to the host contracts, accordingly, the entire combined contracts have been designed at financial assets at fair value through profit or loss.

On inception of the buy-write certificates, the strike price of the underlying equity securities, maturity date and observation period would be determined. At the end of each observation period or on maturity of the buy-write certificates, market price of the underlying equity securities would be compared to the strike price. The buy-write certificates would be terminated and settled in cash if the market price is higher than strike price. The buy-write certificates would be settled in shares if the market price is lower than the strike price.

The fair values of buy-write certificates are determined by securities brokers using valuation models based on inputs such as share price, volatility, dividend yield of the underlying equity securities.

## 22. INVENTORIES

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Raw materials | 116,511 | 197,817 |
| Work in progress | 7,581 | 11,893 |
| Finished goods | 278,379 | 333,896 |
| | 402,471 | 543,606 |

The cost of inventories recognised as an expense in the consolidated income statement during the year amounted to HK$1,024,197,000 (2008: HK$1,666,311,000).

## 23. DEBTORS, DEPOSITS AND PREPAYMENTS

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Trade debtors | 102,003 | 192,803 |
| Deposits with securities brokers | 3,034 | 19,657 |
| Advances to suppliers | 30,585 | 31,920 |
| Prepayments and other receivables | 24,489 | 24,645 |
| Consideration receivable for disposal of property, plant and equipment | 21,340 | – |
| | 181,451 | 269,025 |

The aged analysis of trade debtors net of allowance for doubtful debts at the balance sheet date is as follows:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| 0 – 30 days | 67,376 | 103,982 |
| 31 – 60 days | 5,002 | 38,261 |
| 61 – 90 days | 9,338 | 17,269 |
| Over 90 days | 20,287 | 33,291 |
| | 102,003 | 192,803 |

The Group allows an average credit period ranging from 30 days to 90 days to its trade customers. Before accepting any new customers, the management will internally assess the credit quality of the potential customer and define appropriate credit limits. Management closely monitors the credit quality of trade and other receivables and considers the trade and other receivables that are neither past due nor impaired to be of a good quality.

Included in the Group's trade debtors are debtors with aggregate carrying amount of HK$20,998,000 (2008: HK$54,014,000) which are past due at the reporting date for which the Group has not provided for impairment loss. The directors of the Company determined that these receivables are due from customers of good credit quality with no history of default. The Group does not hold any collateral over these balances.

The aged analysis of trade debtors which are past due but not impaired is as follows:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| 31 – 60 days | 711 | 9,155 |
| 61 – 90 days | – | 11,568 |
| Over 90 days | 20,287 | 33,291 |
| | 20,998 | 54,014 |

Based on the experience of the management and repayment record of the customers, trade receivables which are past due but not impaired are generally recoverable. For those balances associated with litigations, the directors of the Company will assess the cases based on legal advices from lawyers and provide allowance for the irrecoverable debts.

Movements in the allowance for doubtful debts

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| At beginning of the year | 16,436 | 10,475 |
| Impairment losses recognised on debtors | 14,436 | 5,961 |
| At end of the year | 30,872 | 16,436 |

Included in the allowance for doubtful debts are individually impaired trade debtors with an aggregated balance of HK$23,531,000 (2008: HK$10,146,000) which have either been placed under liquidation or in financial difficulties. In addition, a debtor balance of HK$5,282,000 (2008: HK$4,231,000) has been individually impaired since such debt will be settled by the customer at a discount as agreed by arbitration.

The management has withdrawn a litigation against a trade debtor as they consider that the legal and professional expenses involved will be high, and the related debtor balance of HK$2,059,000 (2008: HK$2,059,000) was individually impaired.

Included in trade debtors are bills discounted with recourse amounting to HK$3,310,000 (2008: HK$80,426,000) and factored debtors amounting to HK$35,643,000 (2008: HK$17,223,000). For factored debtors, the Group will need to repay the financial institutions if there are credit losses on the receivables before the end of factoring period, accordingly, the Group continues to recognise the full carrying amount of the debtors and has recognised the cash received as a secured borrowing (see note 28).

**24. AMOUNTS DUE FROM/TO ASSOCIATES**

The amounts are unsecured, interest-free and repayable within one year. Included in the amounts due from associates as at 31 March 2008 was a trade receivable from an associate of HK$1,049,000 (2009: nil) which was aged over 90 days.

## 25. INVESTMENTS HELD FOR TRADING

| | 2009<br>*HK$'000* | 2008<br>*HK$'000* |
|---|---|---|
| Listed securities | | |
| Equity securities listed in Hong Kong | 1,253 | 4,230 |
| Equity securities listed outside Hong Kong | 5,702 | 16,151 |
| | 6,955 | 20,381 |

## 26. BANK BALANCES AND CASH

Bank balances and cash comprise cash held by the Group and short term bank deposits with an original maturity of three months or less at an average interest rate of 0.01% (2008: 0.01%) per annum.

## 27. CREDITORS AND ACCRUED CHARGES

| | 2009<br>*HK$'000* | 2008<br>*HK$'000* |
|---|---|---|
| Trade creditors | 120,323 | 101,584 |
| Royalty and withholding tax payable | 15,488 | 19,124 |
| Receipt in advance | – | 755 |
| Other creditors and accrued expenses | 49,416 | 54,749 |
| | 185,227 | 176,212 |

The aged analysis of trade creditors at the balance sheet date is as follows:

| | 2009<br>*HK$'000* | 2008<br>*HK$'000* |
|---|---|---|
| 0 – 30 days | 29,264 | 70,671 |
| 31 – 60 days | 16,914 | 17,887 |
| 61 – 90 days | 19,641 | 5,500 |
| Over 90 days | 54,504 | 7,526 |
| | 120,323 | 101,584 |

The average credit period on purchases of goods is 90 days.

## 28. BORROWINGS

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Borrowings comprise the followings: | | |
| Trust receipts and import loans | 89,547 | 141,883 |
| Short term loans | 166,521 | 181,989 |
| Loans related to bills discounted with recourse | 3,310 | 80,426 |
| Bank loan | 38,390 | 48,778 |
| Debt factoring loans | 28,323 | 11,974 |
| | 326,091 | 465,050 |
| Analysed as: | | |
| Secured | 32,879 | 161,588 |
| Unsecured | 293,212 | 303,462 |
| | 326,091 | 465,050 |

The borrowings are repayable as follows:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| On demand or within one year | 302,309 | 430,160 |
| More than one year but not exceeding two years | 11,110 | 11,110 |
| More than two years but not more than five years | 12,672 | 23,780 |
| | 326,091 | 465,050 |
| Less: Amounts due within one year shown under current liabilities | (302,309) | (430,160) |
| | 23,782 | 34,890 |

The Group's borrowings are floating-rate borrowings which are interest bearing at a range from 0.7% to 4.4% (2008: 3.0% to 6.2%) per annum. Interest is repriced every month.

## 29. BANK OVERDRAFTS

At 31 March 2008, the Group's bank overdrafts bore interest at floating-rate. The interest was charged at an average interest rate of 6.1% (2009: nil) per annum. Interest was repriced every month.

## 30. DEFERRED TAXATION

The followings are the major deferred tax liabilities and assets recognised and movements thereon during the current and prior years:

| | Accelerated tax depreciation | Revaluation of investment properties | Tax losses | Others | Total |
|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| At 1 April 2007 | (8,372) | (3,203) | 4,981 | 274 | (6,320) |
| Credit (charge) to income for the year | 2,050 | (2,734) | 2,046 | 7,329 | 8,691 |
| At 31 March 2008 | (6,322) | (5,937) | 7,027 | 7,603 | 2,371 |
| Effect of change in tax rate | 364 | 141 | (313) | (16) | 176 |
| (Charge) credit to income for the year | (1,661) | 2,250 | (1,563) | (1,476) | (2,450) |
| At 31 March 2009 | (7,619) | (3,546) | 5,151 | 6,111 | 97 |

*Note:* Others mainly represent temporary difference arising from unrealised profits on inventories.

For the purposes of the balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Deferred tax assets | 5,918 | 7,542 |
| Deferred tax liabilities | (5,821) | (5,171) |
| | 97 | 2,371 |

The Group has not recognised deferred tax asset in respect of tax losses of HK$228,797,000 (2008: HK$132,592,000) due to the unpredictability of future profit streams. Included in the unrecognised tax losses are losses of HK$184,072,000 (2008: HK$172,393,000) that will expire in the years of 2010 to 2023 (2008: 2009 to 2019), other tax losses may be carried forward indefinitely.

Deferred taxation has not been provided for in the consolidated financial statements in respect of the temporary differences attributable to the undistributed retained profits earned by the subsidiaries in People's Republic of China ("PRC") amounting to approximately HK$2,828,000 (2008: HK$314,000) starting from 1 January 2008 under the New Law of PRC that requires withholding tax upon the distribution of such profits to the shareholders as the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

## 31. SHARE CAPITAL

| | *Number of shares* | *HK$'000* |
|---|---|---|
| Ordinary shares of HK$0.40 each | | |
| Authorised: | | |
| At 1 April 2007, 31 March 2008 and 31 March 2009 | 1,250,000,000 | 500,000 |
| Issued and fully paid: | | |
| At 1 April 2007 | 787,607,614 | 315,043 |
| Issue of shares upon exercise of share options | 3,160,000 | 1,264 |
| Issue of shares as scrip dividends | 4,776,214 | 1,910 |
| Repurchase of shares | (5,165,000) | (2,066) |
| At 31 March 2008 | 790,378,828 | 316,151 |
| Repurchase of shares | (5,290,000) | (2,116) |
| At 31 March 2009 | 785,088,828 | 314,035 |

Details of the changes in the share capital of the Company are as follows:

(a) In April 2007, 500,000 shares of HK$0.40 each were issued at HK$0.814 per share as a result of the exercise of certain share options of the Company by their holders.

(b) In May 2007, 2,660,000 shares of HK$0.40 each were issued at a range of HK$0.814 to HK$1.72 per share as a result of the exercise of certain share options of the Company by their holders.

(c) In October 2007, 4,776,214 shares of HK$0.40 each were issued at HK$1.836 per share as scrip dividend.

(d) The Company repurchased its own shares on the Stock Exchange during the year ended 31 March 2008 as follows:

| | | **Price per share** | | |
|---|---|---|---|---|
| **Month** | **Number of shares** | **Lowest** | **Highest** | **Aggregate consideration** |
| | | *HK$* | *HK$* | *HK$'000* |
| October 2007 | 2,222,500 | 1.42 | 1.54 | 3,371 |
| November 2007 | 2,942,500 | 1.43 | 1.52 | 4,333 |
| | 5,165,000 | | | 7,704 |

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was charged against accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

(e) The Company repurchased its own shares on the Stock Exchange during the year ended 31 March 2009 as follows:

| Month | Number of shares | Price per share Lowest | Price per share Highest | Aggregate consideration |
|---|---|---|---|---|
| | | *HK$* | *HK$* | *HK$'000* |
| September 2008 | 2,245,000 | 0.310 | 0.330 | 709 |
| October 2008 | 3,045,000 | 0.100 | 0.275 | 495 |
| | 5,290,000 | | | 1,204 |

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The discount on repurchase was charged against accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

All shares issued rank pari passu with the then existing shares in all respects.

## 32. SHARE OPTION SCHEMES

**Share option schemes of the Company**

The Company has a share option scheme which was approved and adopted at the special general meeting of the Company held on 12 September 2002 (the "Old Scheme") for a period of 5 years. The primary purpose was to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the Old Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultants and shareholders of any member of the Group.

The maximum number of share options which might be issued upon exercise of all options to be granted under the Old Scheme of the Company must not, in aggregate, exceed 10% while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the options granted to each participant in any 12 months period up to the date of the grant should not exceed 1% of the shares in issue.

The period within which the shares should be taken up under an option was any period as determined by the Board, which should not be more than 5 years from the date on which the option was granted. The option might be exercised by the grantee at any time during the option period. Each share option vested immediately at the date of grant.

The subscription price of the share options was determined by the Board, but would be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of the shares of the 5 trading day immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

The offer of a grant of share options might be accepted within 21 days from the date of offer. The consideration for the grant was HK$1 and it would in no circumstance be refundable.

The Old Scheme expired on 11 September 2007 and thereafter, no more option could be granted pursuant to the Old Scheme. In respect of the options already granted under the Old Scheme, the provisions shall remain in force. The movements of the share options granted pursuant to the Old Scheme were as follows:

| Date of grant | Exercise price | Number of share options<br>Outstanding at beginning of the year | Lapsed during the year | Outstanding at end of the year |
|---|---|---|---|---|
| | *HK$* | | | |
| For the year ended 31 March 2009 | | | | |
| 10 October 2003 | 0.86 | 3,000,000 | (3,000,000) | – |
| 2 November 2004 | 0.814 | 500,000 | – | 500,000 |
| 5 January 2006 | 0.89 | 12,000,000 | – | 12,000,000 |
| 13 November 2006 | 1.45 | 2,000,000 | – | 2,000,000 |
| 4 January 2007 | 1.66 | 220,000 | – | 220,000 |
| 1 February 2007 | 1.72 | 40,000 | – | 40,000 |
| 7 March 2007 | 1.93 | 3,000,000 | – | 3,000,000 |
| | | 20,760,000 | (3,000,000) | 17,760,000 |
| Exercisable at the end of the year | | | | 17,760,000 |
| Weighted average exercise price (HK$) | | 1.10 | 0.86 | 1.07 |
| For the year ended 31 March 2008 | | | | |
| 10 October 2003 | 0.86 | 3,000,000 | – | 3,000,000 |
| 2 November 2004 | 0.814 | 2,500,000 | (2,000,000) | 500,000 |
| 5 January 2006 | 0.89 | 12,000,000 | – | 12,000,000 |
| 16 August 2006 | 1.15 | 500,000 | (500,000) | – |
| 13 November 2006 | 1.45 | 2,000,000 | – | 2,000,000 |
| 4 January 2007 | 1.66 | 820,000 | (600,000) | 220,000 |
| 1 February 2007 | 1.72 | 100,000 | (60,000) | 40,000 |
| 7 March 2007 | 1.93 | 3,000,000 | – | 3,000,000 |
| | | 23,920,000 | (3,160,000) | 20,760,000 |
| Exercisable at the end of the year | | | | 20,760,000 |
| Weighted average exercise price (HK$) | | 1.09 | 1.05 | 1.10 |

The above share options were granted for an exercise period of five years from the date of grant of the share options.

The weighted average share price at the date of exercise for share options exercised during the year ended 31 March 2008 was HK$2.46.

No share options have been granted to the directors of the Company pursuant to the Old Scheme.

A new share option scheme (the "New Scheme") was approved and adopted at the special general meeting of the Company held on 15 January 2008 for a period of 10 years. The primary purpose is to recognise the contribution of participants and to recruit and retain high calibre employees and attract human resources that are valuable to the Group. Eligible participants of the New Scheme included any full time employees (including directors, whether executive or non-executive and whether independent or not), suppliers, consultants, agents and advisors of the Group.

The maximum number of share options which may be issued upon exercise of all options to be granted under the New Scheme must not, in aggregate, exceed 10% of the shares in issue at the adoption of the New Scheme on 15 January 2008 while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the option granted to each participant in any 12 months period up to the date of the grant shall not exceed 1% of the shares in issue unless certain conditions are fulfilled.

The period within which the shares must be taken up under an option is any period as determined by the Board, which shall not be more than 10 years from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period.

The subscription price of the share options is determined by the Board, but will be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of shares on the 5 trading days immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

The offer of a grant of share options may be accepted within 28 days from the date of offer. The consideration for the grant is HK$1 and it will in no circumstance be refundable.

The movements of the options granted pursuant to the New Scheme were as follows:

| | | Number of share options | | |
|---|---|---|---|---|
| **Date of grant** | **Exercise price** | **Outstanding at beginning of the year** | **Granted during the year** | **Outstanding at end of the year** |
| | *HK$* | | | |
| For the year ended 31 March 2009 | | | | |
| 23 January 2008 | 1.042 | 150,000 | – | 150,000 |
| 28 January 2008 | 0.96 | 346,000 | – | 346,000 |
| 15 October 2008 | 0.40 | – | 500,000 | 500,000 |
| | | 496,000 | 500,000 | 996,000 |
| Exercisable at the end of the year | | | | 996,000 |
| Weighted average exercise price (HK$) | | 0.98 | 0.40 | 0.69 |

| Date of grant | Exercise price | Number of share options granted during the year and outstanding as at 31.3.2008 |
|---|---|---|
| | *HK$* | |
| For the year ended 31 March 2008 | | |
| 23 January 2008 | 1.042 | 150,000 |
| 28 January 2008 | 0.96 | 346,000 |
| | | 496,000 |
| Exercisable at the end of the year | | 496,000 |
| Weighted average exercise price (HK$) | | 0.98 |

The above share options were granted for an exercise period of ten years from the date of grant of the share options.

No share options have been granted to the directors of the Company pursuant to the New Scheme.

Total consideration received during the year from employees for taking up the options granted amounted to HK$1 (2008: HK$2).

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black-Scholes pricing model.

| Grant dates | 23.1.2008 | 28.1.2008 | 15.10.2008 |
|---|---|---|---|
| Fair value of share options and assumptions: | | | |
| Fair value at measurement dates (HK$) | 0.224 | 0.263 | 0.220 |
| Share price (HK$) | 0.880 | 0.960 | 0.400 |
| Exercise price (HK$) | 1.042 | 0.960 | 0.400 |
| Expected volatility | 53.95% | 49.32% | 47.68% |
| Expected option life (years) | 3 | 3 | 1 |
| Expected dividend yield | 4.35% | 4.38% | 6.34% |
| Risk-free interest rate | 2.56% | 2.56% | 1.14% |

Expected volatility was determined by using the historical volatility of the Company's share price over the previous one year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioural considerations. Changes in the subjective input assumptions could materially affect the fair value estimate.

The Group recognised total expense of HK$3,000 (2008: HK$125,000) for the year in relation to share options granted by the Company.

Share option scheme of The Singing Machine Company, Inc. ("SMC"), a 52.4% (2008: 54.07%) owned subsidiary of the Company.

SMC's share option scheme was approved by SMC's shareholders at the special meeting held on 6 September 2001 (the "SMC Scheme"). The SMC Scheme was developed to provide a means whereby the directors and selected employees, officers, consultants, and advisors of SMC may be granted incentive or non-qualified stock options to purchase common stock of SMC. The SMC Scheme authorises an aggregate of 1,950,000 shares of SMC's common stock and a maximum of 450,000 shares to any one individual in any one fiscal year.

The maximum number of shares issued and to be issued upon exercise of the options granted to each participant in any 12 months period up to the date of the grant will be 300,000 shares.

The period within which the shares must be taken up under an option is any period as determined by the Board of SMC, which will not be more than 10 years (or 5 years in the case of a holder with 10% or more of the common stock) from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period. Each option vested in one year from the date of grant.

The subscription price of the share options is determined by the Stock Option Committee, which consists of two or more directors chosen by the Board of SMC. The subscription price of the share options will be no less than the closing price of SMC's shares on the offer date (or, if granted to a holder of 10% or more of the common stock, the subscription price will be no less than 110% of the closing price of SMC's shares on the offer date).

The movements of the share options granted pursuant to the SMC Scheme were as follows:

| Date of grant | Exercise price | Number of share options: Outstanding at beginning of the year | Granted during the year | Forfeited during the year | Outstanding at end of the year |
|---|---|---|---|---|---|
| | *US$* | | | | |
| For the year ended 31 March 2009 | | | | | |
| 5 September 2000 | 2.04 | 36,150 | – | (30,600) | 5,550 |
| 11 September 2002 | 11.09 | 30,000 | – | (30,000) | – |
| 31 December 2002 | 9.00 | 89,140 | – | (70,140) | 19,000 |
| 7 March 2003 | 5.60 | 30,000 | – | (30,000) | – |
| 18 April 2003 | 7.20 | 10,000 | – | (10,000) | – |
| 19 December 2003 | 1.97 | 35,540 | – | (21,860) | 13,680 |
| 6 February 2004 | 1.54 | 6,500 | – | – | 6,500 |
| 26 February 2004 | 1.36 | 40,000 | – | (20,000) | 20,000 |
| 29 March 2004 | 1.20 | 20,000 | – | – | 20,000 |
| 26 April 2004 | 1.05 | 12,000 | – | (12,000) | – |
| 29 November 2004 | 0.75 | 60,000 | – | (20,000) | 40,000 |
| 1 December 2004 | 0.77 | 20,000 | – | – | 20,000 |
| 9 May 2005 | 0.60 | 182,000 | – | (70,000) | 112,000 |
| 6 June 2005 | 0.76 | 30,000 | – | – | 30,000 |
| 20 January 2006 | 0.34 | 30,000 | – | (30,000) | – |
| 31 March 2006 | 0.32 | 80,000 | – | (20,000) | 60,000 |
| 10 April 2006 | 0.33 | 336,485 | – | (150,000) | 186,485 |
| 31 March 2007 | 0.93 | 80,000 | – | (20,000) | 60,000 |
| 31 March 2008 | 0.45 | 120,000 | – | – | 120,000 |
| 3 October 2008 | 0.14 | – | 300,000 | – | 300,000 |
| 31 March 2009 | 0.11 | – | 120,000 | – | 120,000 |
| | | 1,247,815 | 420,000 | (534,600) | 1,133,215 |
| Exercisable at the end at the year | | | | | 713,215 |
| Weighted average exercise price (US$) | | 1.67 | 0.13 | 2.79 | 0.58 |

| Date of grant | Exercise price *US$* | Outstanding at beginning of the year | Granted during the year | Exercised during the year | Forfeited during the year | Outstanding at end of the year |
|---|---|---|---|---|---|---|
| | | Number of share options | | | | |
| For the year ended 31 March 2008 | | | | | | |
| 5 September 2000 | 2.04 | 43,650 | – | – | (7,500) | 36,150 |
| 11 September 2002 | 11.09 | 30,000 | – | – | – | 30,000 |
| 31 December 2002 | 9.00 | 90,140 | – | – | (1,000) | 89,140 |
| 7 March 2003 | 5.60 | 30,000 | – | – | – | 30,000 |
| 18 April 2003 | 7.20 | 10,000 | – | – | – | 10,000 |
| 19 December 2003 | 1.97 | 39,600 | – | – | (4,060) | 35,540 |
| 6 February 2004 | 1.54 | 6,500 | – | – | – | 6,500 |
| 26 February 2004 | 1.36 | 40,000 | – | – | – | 40,000 |
| 29 March 2004 | 1.20 | 20,000 | – | – | – | 20,000 |
| 26 April 2004 | 1.05 | 12,000 | – | – | – | 12,000 |
| 29 November 2004 | 0.75 | 60,000 | – | – | – | 60,000 |
| 1 December 2004 | 0.77 | 40,000 | – | – | (20,000) | 20,000 |
| 9 May 2005 | 0.60 | 207,000 | – | – | (25,000) | 182,000 |
| 6 June 2005 | 0.76 | 30,000 | – | – | – | 30,000 |
| 20 January 2006 | 0.34 | 30,000 | – | – | – | 30,000 |
| 1 February 2006 | 0.32 | 30,000 | – | (30,000) | – | – |
| 31 March 2006 | 0.32 | 80,000 | – | – | – | 80,000 |
| 10 April 2006 | 0.33 | 484,000 | – | (117,515) | (30,000) | 336,485 |
| 31 March 2007 | 0.93 | 100,000 | – | – | (20,000) | 80,000 |
| 31 March 2008 | 0.45 | – | 120,000 | – | – | 120,000 |
| | | 1,382,890 | 120,000 | (147,515) | (107,560) | 1,247,815 |
| Exercisable at the end at the year | | | | | | 1,127,815 |
| Weighted average exercise price (US$) | | 1.57 | 0.45 | 0.33 | 0.85 | 1.67 |

The above options were granted for an exercise period of ten years from the date on which the options are vested.

The weighted average share price at the date of exercise for share options exercised during the year ended 31 March 2008 was US$0.24.

No share options have been granted to the directors of the Company pursuant to the SMC Scheme.

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black-Scholes pricing model.

Fair value of share options and assumptions:

| **Grant date** | **31.3.2008** | **3.10.2008** | **31.3.2009** |
|---|---|---|---|
| Fair value at measurement date (US$) | 0.12 | 0.04 | 0.03 |
| Share price (US$) | 0.45 | 0.14 | 0.11 |
| Exercise price (US$) | 0.45 | 0.14 | 0.11 |
| Expected volatility | 67.41% | 70.22% | 80.07% |
| Expected option life (year) | 3 | 1 | 1 |
| Expected dividend yield | 0% | 0% | 0% |
| Risk-free interest rate | 3.3% | 1.4% | 0.6% |

Expected volatility was determined by using the historical volatility of the Company's share price over the previous one year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioural considerations. Changes in the subjective input assumptions could materially affect the fair value estimate.

The Group recognised total expense of HK$139,000 (2008: HK$187,000) for the year in relation to share options granted by SMC.

## 33. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The capital structure of the Group consists of net debt, which includes the borrowings disclosed in note 28 net of cash and cash equivalents and equity attributable to shareholders of the Company, comprising issued share capital, reserves and accumulated profits.

The directors of the Company review the capital structure regularly. As part of this review, the directors consider the cost of capital and the risks associated with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

## 34. FINANCIAL INSTRUMENTS

### Categories of financial instruments

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Financial assets | | |
| Available-for-sale investments | 24,048 | 24,052 |
| Investments held for trading | 6,955 | 20,381 |
| Derivative financial instruments | – | 120 |
| Financial assets designated at fair value through profit or loss | 798 | 8,149 |
| Loans and receivables (including cash and cash equivalents) | 247,607 | 316,001 |
| Financial liabilities | | |
| Derivative financial instruments | 50 | 518 |
| Other financial liabilities at amortised cost | 457,477 | 624,931 |

### Financial risk management objectives and policies

The Group's major financial instruments include debtors and deposits, amounts due from/to associates, available-for-sale investments, investments held for trading, derivative financial instruments, financial assets designated at fair value through profit or loss, bank balances and cash, creditors, bank overdrafts and borrowings. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Group's overall strategy remains unchanged from prior year.

### Currency risk

Several subsidiaries of the Company have foreign currency denominated monetary assets and liabilities, which expose the Group to foreign currency risk.

The carrying amounts of the group entities' foreign currency denominated monetary assets and monetary liabilities (mainly represented by intra-group current accounts, trade receivables, bank balances, trade payables and borrowings) at the reporting date are as follows:

| | 2009 | | 2008 | |
|---|---|---|---|---|
| | **Assets** | **Liabilities** | **Assets** | **Liabilities** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Canadian dollars | 5,939 | 549 | 47,643 | 434 |
| Euro | 94 | – | 94 | 19,370 |
| Hong Kong dollars | 221,791 | 428,149 | 209,676 | 382,722 |
| Japanese dollars | 1,523 | 1,247 | 4,172 | 2,876 |
| Macao pataca | 17 | – | 53 | – |
| Renminbi | 169 | – | 153 | 3,712 |
| Singapore dollars | 206 | – | 2,670 | 935 |
| United States dollars | 285,276 | 89,756 | 145,195 | 102,881 |
| Swiss Franc | 122 | – | – | – |

The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

**Sensitivity analysis**

The group entities are mainly exposed to foreign currency risk from Canadian dollars, Hong Kong dollars and United States dollars. Under the pegged exchange rate system, the financial impact on exchange difference between Hong Kong dollars and United States dollars will be immaterial and therefore no sensitivity analysis has been prepared.

The following table details the group entities' sensitivity to a 5% increase and decrease in Canadian dollars and Hong Kong dollars against each group entity's functional currency (including Hong Kong dollars and Renminbi). 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates. A positive number below indicates a decrease in loss or an increase in profit where Canadian dollars and Hong Kong dollars strengthen 5% against each group entity's functional currency. For a 5% weakening of Canadian dollars and Hong Kong dollars against each group entity's functional currency, there would be an equal and opposite impact on the loss or profit.

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Canadian dollars | 270 | 2,360 |
| Hong Kong dollars | (10,318) | (8,652) |

In the management's opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

**Cash flow interest rate risk**

The Group has cash flow interest rate risk on floating-rate borrowings and bank overdrafts. The Group currently does not have any policy on cash flow hedges of interest rate risk. However, the management monitors interest rate exposure and will consider hedging significant interest rate risk should the need arise.

The interest expenses on the Group's floating-rate borrowings are mainly linked with Hong Kong Interbank Offered Rate.

**Sensitivity analysis**

The sensitivity analysis below has been determined based on the exposure to interest rates for floating-rate borrowings and bank overdrafts at the balance sheet date (notes 28 and 29). The analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents the management's assessment of the reasonably possible change in interest rates.

If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Group's loss for the year ended 31 March 2009 would increase/decrease by HK$1,390,000 (2008: profit would decrease/increase by HK$2,018,000). This is mainly attributable to the Group's exposure to interest rates on its floating-rate borrowings and bank overdrafts.

In the management's opinion, the sensitivity analysis is unrepresentative of the inherent interest rate risk as the year end exposure does not reflect the exposure during the year.

**Price risk**

The Group's derivative financial instruments, financial assets designated at fair value through profit or loss, held-for-trading investments and certain available-for-sale investments are measured at fair value at each balance sheet date. Therefore, the Group is exposed to price risk. The management manages this exposure by maintaining a portfolio of investments with different risk profiles. The price risk exposure of listed shares included in available-for-sale investments to price risk is insignificant, accordingly no sensitivity analysis is presented.

**Sensitivity analysis**

The sensitivity analysis below has been determined based on the exposure to price risk at the reporting date.

If the prices of the respective financial instruments had been 5% higher/lower, loss for the year ended 31 March 2009 would decrease/increase by HK$385,000 (2008: profit would increase/decrease by HK$1,401,000) as a result of the changes in fair value of derivative financial instruments, financial assets designated at fair value through profit or loss and held-for-trading investments.

In the management's opinion, the sensitivity analysis is unrepresentative of the inherent price risk as the year end exposure does not reflect the exposure during the year.

**Credit risk**

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations as at 31 March 2009 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

In order to minimise the credit risk, the management has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group's concentration of credit risk by geographical locations is mainly in North America. The trade debtors located in North America accounted for 47% (2008: 70%) of the Group's total trade debtors as at 31 March 2009. The Group also has concentration of credit risk by customers as 32.98% (2008: 7.91%) and 44.52% (2008: 44.57%) of the total trade debtors was due from the Group's largest customer and the five largest customers respectively. In the opinion of the directors, all five largest customers are international customers with good creditability.

**Liquidity risk**

In the management of the liquidity risk, the Group monitors and maintains sufficient reserve of cash and adequate committed line of funding from major financial institutions to meet its liquidity requirement in the short and long term. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings. The management monitors the utilisation of borrowings and ensures compliance with loan covenants.

The following table details the Group's remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

For derivative instruments settle on a net basis, undiscounted net cash outflows are presented. If they require gross settlement, the undiscounted gross outflows on these derivatives are shown in the table.

*Liquidity and interest risk tables*

| | Effective interest rate | Repayable on demand | Less than 1 month | 1-3 months | 3 months to 1 year | Over 1 year | Total undiscounted cash flows | Carrying amounts |
|---|---|---|---|---|---|---|---|---|
| | % | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| **2009** | | | | | | | | |
| **Non-derivative financial liabilities** | | | | | | | | |
| Trade and other creditors | - | 32,575 | 23,477 | 33,749 | 38,776 | - | 128,577 | 128,577 |
| Amount due to an associate | - | 2,809 | - | - | - | - | 2,809 | 2,809 |
| Borrowings | 2.0 | - | 87,771 | 148,589 | 65,360 | 29,225 | 330,945 | 326,091 |
| | | 35,384 | 111,248 | 182,338 | 104,136 | 29,225 | 462,331 | 457,477 |
| **Derivatives – net settlement** | | | | | | | | |
| Options | | 50 | - | - | - | - | 50 | 50 |
| **2008** | | | | | | | | |
| **Non-derivative financial liabilities** | | | | | | | | |
| Trade and other creditors | - | 41,506 | 65,156 | 23,325 | 18,914 | - | 148,901 | 148,901 |
| Amount due to an associate | - | 2,809 | - | - | - | - | 2,809 | 2,809 |
| Borrowings | 3.5 | 20,114 | 146,096 | 297,572 | 35,692 | 39,050 | 538,524 | 465,050 |
| Bank overdrafts | 6.1 | 8,320 | - | - | - | - | 8,320 | 8,171 |
| | | 72,749 | 211,252 | 320,897 | 54,606 | 39,050 | 698,554 | 624,931 |
| **Derivatives – net settlement** | | | | | | | | |
| Options | - | 518 | - | - | - | - | 518 | 518 |

**Fair value**

The fair values of financial assets and financial liabilities are determined as follows:

- the fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices;

- the fair values of other financial assets and financial liabilities (excluding derivative instruments and financial assets designated at fair value through profit or loss) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis; and

- the fair values of derivative instruments and financial assets designated at fair value through profit or loss are determined by securities brokers using valuation models based on inputs such as share price, volatility, dividend yield of the underlying equity securities.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate to their fair values.

## 35. DEEMED PARTIAL DISPOSAL OF A SUBSIDIARY

During the year, SMC issued an aggregate of 2,300,556 shares (2008: 4,297,619 shares) to certain independent third parties, accordingly, the shareholding held by the Group was diluted and resulted in a loss on deemed partial disposal amounting to HK$150,000 (2008: gain of HK$279,000), net of attributable goodwill of HK$505,000 (2008: HK$6,000). The loss/gain on deemed partial disposal was calculated as the difference between the Group's share of net assets in SMC, prior to and after each additional issue of shares by SMC.

## 36. COMMITMENTS

| | **2009** | **2008** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the consolidated financial statements | 3,229 | 4,067 |

## 37. OPERATING LEASE COMMITMENTS

**As lessee**

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises as follows:

| | **2009** | **2008** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Within one year | 6,204 | 6,288 |
| In the second to fifth years inclusive | 12,038 | 23,414 |
| Over five years | – | 871 |
| | 18,242 | 30,573 |

Operating lease payments represent rentals payable by the Group for its office and factory premises. During the year, a lease of a term of nine years was terminated. Leases are negotiated for terms ranging from one to five years (2008: one to nine years) and rentals are fixed over the lease terms.

**As lessor**

At the balance sheet date, the Group had contracted with tenants for future minimum lease payments under non-cancellable operating leases which fall due as follows:

| | **2009** | **2008** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Within one year | 4,060 | 7,891 |
| In the second to fifth years inclusive | 127 | 2,608 |
| | 4,187 | 10,499 |

These properties have committed tenants for terms ranging from one to two years.

## 38. PLEDGE OF ASSETS

At the balance sheet date, the Group pledged certain assets with the following carrying values to secure the general credit facilities granted to the Group and the margin accounts with securities brokers:

| | **2009** | **2008** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Bills discounted with recourse and factored debtor balances | 38,953 | 97,649 |
| Investments held for trading | 3,204 | 9,726 |
| Financial assets designated at fair value through profit or loss | 798 | 6,795 |
| Deposits with securities brokers as included in debtors, deposits and prepayments | 3,034 | 19,657 |

## 39. RETIREMENT BENEFITS SCHEME

The Group participates in the MPF Scheme implemented by the Hong Kong Government for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in funds under the control of trustee. The Group contributes 5% of relevant payroll costs with a cap of monthly contribution HK$1,000 to the MPF Scheme for employees except for executive directors of the Company, which there is no cap on monthly contribution.

The employees employed in the PRC subsidiaries are members of the state-managed retirement benefits schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefits schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefits schemes is to make the required contributions under the schemes.

## 40. RELATED PARTY TRANSACTIONS

(a) Mr. Lau Sak Hong, Philip, a substantial shareholder of the Company, has provided a personal guarantee to indemnify the Group for any impairment of an unlisted available-for-sale investment to the extent of HK$15 million (2008: HK$15 million).

(b) On 25 September 2008, Starlight Industrial Holdings Limited, a wholly owned subsidiary of the Company, effected the acquisition of the remaining 20% equity interest in Success Base Industries Limited ("Success Base"), a non-wholly owned subsidiary of the Company, from Success Base's other shareholders (including one shareholder being entitled to exercise or control 15% of the voting power of Success Base) for a consideration of HK$1,600,000. Upon completion of the acquisition, Success Base became a wholly owned subsidiary of the Company.

(c) The Group maintained current accounts with associates. Their balances as at 31 March 2009 are set out in the consolidated balance sheet with the terms disclosed in note 24.

(d) During the year, the Group paid salaries and other short term employee benefits, including share-based payments, of HK$1,778,000 (2008: HK$1,376,000) to certain close family members of Mr. Lau Sak Hong, Philip, a director of the Company, as employees of the Group.

(e) Compensation of key management personnel

Details of the remuneration of key management personnel, who are the executive directors, during the year were set out in note 9.

## 41. POST BALANCE SHEET EVENT

On 10 June 2009, the Group entered into an agreement with Economic Development Area Xinhui District Jiangmen City Guangdong Administrative Committee to dispose of a parcel of land in the Jiangmen City, which is shown in the consolidated balance sheet as at 31 March 2009 as prepaid lease payments of HK$61,046,000 and construction in progress of HK$419,000 for a consideration of approximately RMB59,388,000 (equivalent to HK$67,702,000). The disposal has not been completed up to date of approval of these financial statements.

## 42. PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries are as follows:

| Name of subsidiary | Place of incorporation or registration/ operations | Nominal value of issued ordinary share capital/ registered capital | Attributable equity interest to the Group | | Principal activities |
|---|---|---|---|---|---|
| | | | 2009 | 2008 | |
| ACME Delight Limited | Hong Kong | HK$2 | 100% | 100% | Investment holding |
| Cosmo Communications Corporation | United States of America/ Canada | US$1,571,000 | 93.8% | 93.8% | Trading in electrical appliances and investment holding |
| Ever Solid Limited | Hong Kong | HK$10,000 | 100% | 100% | Investment holding |
| Hyundai Household Improvement Limited | Hong Kong | HK$2 | 100% | 100% | Trading in electrical appliances |
| Korrigan Industrial Holdings Limited | Hong Kong | HK$25,000,000 | 100% | 100% | Investment holding |
| Master Light Enterprises Limited | Hong Kong | HK$2 | 100% | 100% | Investment holding |
| Merrygain Holding Company Limited | Hong Kong | HK$5,000,000 | 96% | 96% | Property investment |
| Newstar.com Limited | British Virgin Islands | US$1 | 100% | 100% | Investment holding |
| Nice States Investment Limited | Hong Kong | HK$2 | 100% | 100% | Property investment |
| Niceday Limited | Hong Kong | HK$2 | 100% | 100% | Investment holding and property development |
| Noble Win Limited | Hong Kong | HK$2 | 100% | 100% | Property investment |
| Ram Light Management Limited | British Virgin Islands | US$1 | 100% | 100% | Investment holding |
| Sheen United Technology Limited | British Virgin Islands | US$1 | 100% | 100% | Investment holding |
| SIH Limited | British Virgin Islands | HK$10,000 | 100% | 100% | Investment holding |
| Skylight Technologies Limited | British Virgin Islands | US$1 | 100% | 100% | Investment holding |
| Star Fair Electronics Company Limited | Hong Kong | HK$15,090,000 | 100% | 100% | Trading in electronic products |

| Name of subsidiary | Place of incorporation or registration/ operations | Nominal value of issued ordinary share capital/ registered capital | Attributable equity interest to the Group 2009 | 2008 | Principal activities |
|---|---|---|---|---|---|
| Star Fair Manufacturing Company Limited | Jersey/PRC | £12 | 100% | 100% | Manufacture and sale of electronic products |
| Star Legend Offshore Limited | British Virgin Islands | US$1 | 100% | 100% | Investment holding |
| Star Legend Technologies Limited | British Virgin Islands | US$1 | 100% | 100% | Investment holding |
| Star Light Electronics Company Limited | Hong Kong | HK$13,000,000 | 100% | 100% | Trading in electronic products |
| Starleaf Development Limited | Hong Kong | HK$2 | 100% | 100% | Investment holding |
| Starlight eTech (Holdings) Limited | British Virgin Islands | US$1 | 100% | 100% | Investment holding |
| Starlight Exports Limited | Hong Kong | HK$2 | 100% | 100% | Trading in electronic products and property investment |
| Starlight Industrial Holdings Limited | Hong Kong | HK$73,920,192 | 100% | 100% | Investment holding |
| Starlight Manufacturers Limited | Jersey/PRC | HK$100,000 | 100% | 100% | Manufacture and sale of electronic products |
| Starlight Marketing Development Limited | Hong Kong | HK$2 | 100% | 100% | Marketing in electronic products |
| Starlight Marketing Limited | Hong Kong | HK$2 | 100% | 100% | Securities trading and trading in electronic products |
| Starlight Marketing Macao Commercial Offshore Limited | Macau | HK$100,000 | 100% | 100% | Trading in electronic products |
| Starlight R&D Limited | Hong Kong | HK$10,000 | 100% | 100% | Material sourcing and trading in electronic products and components |
| Starlight Video Limited | Hong Kong | HK$4 | 100% | 100% | Provision of nominee services for group companies and trading of DVD products |

| Name of subsidiary | Place of incorporation or registration/ operations | Nominal value of issued ordinary share capital/ registered capital | Attributable equity interest to the Group 2009 | 2008 | Principal activities |
|---|---|---|---|---|---|
| Starlite Consumer Electronics (USA) Inc. | Cayman Islands | HK$2 | 100% | 100% | Trading in electronic products |
| Starlite Consumer Electronics (USA) Inc. | United States of America | US$20 | 100% | 100% | Trading in electronic products |
| Starshow Investment Limited | Hong Kong | HK$2 | 100% | 100% | Provision of nominee services for group companies |
| Success Base Industries Limited | Hong Kong | HK$4,000,000 | 100% | 80% | Manufacture and sale of plastic products |
| The Singing Machine Company, Inc. ("SMC")** | United States of America | US$272,862 | 52.4% | 54.07% | Trading in consumer karaoke audio equipment |
| Top Spring Technology Limited | British Virgin Islands | US$1 | 100% | 100% | Investment holding |
| Starfair Manufacturing (Panyu) Company Limited | PRC* | HK$33,300,000 | 100% | 100% | Manufacture and sale of electronic products |
| 番禺富臨花園房地產有限公司 (Fortune Garden Ltd) | PRC* | RMB31,750,000 | 100% | 100% | Property development |
| Panyu Success Base Plastic Company Limited | PRC* | HK$20,000,000 | 100% | 100% | Manufacture and sale of plastic products |
| Panyu Starfair Electronics Manufacturing Company Limited | PRC* | HK$21,500,000 | 100% | 100% | Manufacture and sale of electronic products |

* The subsidiaries are PRC wholly foreign owned enterprises.

** At 31 March 2009, SMC was listed on the NYSE Amex Equatres (formerly known as "American Stock Exchange"). On 23 June 2009, SMC received a written delisting notice from the NYSE Amex LLC and its common stock are quoted on the over-the-counter bulletin board with effective from 7 July 2009.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affect the results of the year or constitute a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Other than SIH Limited and Star Legend Offshore Limited which are held directly by the Company, all other subsidiaries are held indirectly by the Company. None of the subsidiaries had any loan capital outstanding at the end of the year or at any time during the year.

**NOTES TO THE FINANCIAL STATEMENT**

*For the six months ended 30 September 2009*

## 1. BASIS OF PREPARATION

This unaudited condensed consolidated interim financial report for the six months ended 30 September 2009 has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34, "Interim financial reporting".

## 2. CHANGES IN ACCOUNTING POLICIES

The following new/revised and amendments to standards are relevant to the Group and are mandatory for the financial year beginning on or after 1 January 2009:

| | |
|---|---|
| HKAS 1 (Revised) | Presentation of Financial Statements |
| HKAS 23 (Amendment) | Borrowing Costs |
| HKFRS 7 (Amendment) | Improving Disclosures about Financial Instruments |
| HKFRS 8 | Operating Segments |

The adoption of the above amendments to existing standards did not have significant impact to the Group's financial position and has not led to any changes in the Group's accounting policies.

The following new standards, amendments to standards and interpretations are mandatory for the financial year beginning on or after 1 January 2009, but are not currently relevant for the Group:

| | |
|---|---|
| HKAS 32 and HKAS 1 (Amendments) | Puttable Financial Instruments and Obligations Arising on Liquidation |
| HKAS 39 (Amendment) | Financial Instruments: Recognition and Measurement – Embedded Derivatives |
| HKFRS 1 and HKAS 27 (Amendments) | Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate |
| HKFRS 2 (Amendment) | Share-based Payment–Vesting Conditions and Cancellations |
| HK(IFRIC) – Int 9 and HKAS 39 (Amendments) | Reassessment of Embedded Derivatives |
| HK(IFRIC) – Int 13 | Customer Loyalty Programmes |
| HK(IFRIC) – Int 15 | Agreements for the Construction of Real Estate |
| HK(IFRIC) – Int 16 | Hedges of a Net Investment in a Foreign Operation |
| HKAS 39 (Amendment) | Financial Instruments: Recognition and Measurement – Eligible Hedged Item |
| HKFRS 2 (Amendments) | Share-based Payments – Group Cash-settled Share-based Payment Transactions |
| HKFRS 3 (Revised) and HKAS 7 (Revised) | Business Combinations and Consolidated and Separate Financial Statements |
| HK(IFRIC) – Int 17 | Distributions of Non-cash Assets to Owners |
| HK(IFRIC) – Int 18 | Transfers of Assets from Customers |
| Various | HKICPA's improvements to HKFRSs |

## 3. SEGMENT INFORMATION

**Business segments**

HKFRS 8 Operating Segments requires the disclosure of information about the Group's operating segments. The adoption of this standard did not have any effect on the Group's results of operations or financial position. The Group determines that the operating segments are the same as the business segments previously identified and disclosed in accordance with HKAS 14 Segment Reporting.

The Group is currently organised into two operating divisions – design, manufacture and sale of electronic products and securities trading. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

**SIX MONTHS ENDED 30 SEPTEMBER 2009**

| | **Design, manufacture and sale of electronic products** | **Securities trading** | **Consolidated** |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| TURNOVER | 389,549 | – | 389,549 |
| SEGMENT RESULTS | (27,338) | 5,156 | (22,182) |
| Interest income | | | 639 |
| Unallocated income | | | 2,419 |
| Share of profits of associates | | | 461 |
| Finance costs | | | (5,034) |
| Loss before taxation | | | (23,697) |
| Taxation | | | (1,044) |
| Loss for the period | | | (24,741) |

**SIX MONTHS ENDED 30 SEPTEMBER 2008**

| | **Design, manufacture and sale of electronic products** | **Securities trading** | **Consolidated** |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| TURNOVER | 767,424 | – | 767,424 |
| SEGMENT RESULTS | 22,428 | (5,386) | 17,042 |
| Interest income | | | 365 |
| Share of profits of associates | | | 1,175 |
| Finance costs | | | (10,988) |
| Profit before taxation | | | 7,594 |
| Taxation | | | (724) |
| Profit for the period | | | 6,870 |

## 4. OTHER INCOME

| | Six months ended 30 September 2009 HK$'000 | 2008 HK$'000 |
|---|---|---|
| Other income includes: | | |
| Commission | 343 | 1,191 |
| Exchange gain, net | 7,441 | 596 |
| Income from investments | 1,113 | 1,173 |
| Rental income | 2,419 | 2,334 |
| Miscellaneous income | 3,070 | 2,819 |
| | 14,386 | 8,113 |

## 5. NET INCREASE (DECREASE) IN FAIR VALUE OF FINANCIAL INSTRUMENTS

| | Six months ended 30 September 2009 HK$'000 | 2008 HK$'000 |
|---|---|---|
| Increase in fair value of derivative financial instruments | 675 | 417 |
| Increase (decrease) in fair value of financial assets designated at fair value through profit or loss | 374 | (669) |
| Increase (decrease) in fair value of investments held for trading | 4,002 | (5,403) |
| | 5,051 | (5,655) |

## 6. DEPRECIATION AND AMORTISATION

During the period, depreciation and amortisation of approximately HK$24,639,000 (HK$27,267,000 for the six months ended 30 September 2008) was charged to the consolidated financial results in respect of the Group's property, plant and equipment, prepaid lease payments and product development costs.

## 7. TAXATION

| | Six months ended 30 September | |
|---|---|---|
| | 2009 | 2008 |
| | *HK$'000* | *HK$'000* |
| The charge (credit) comprises: | | |
| Hong Kong Profits Tax | – | 1,081 |
| Taxation (recovery) in other jurisdictions | 1,044 | (357) |
| Taxation attributable to the Company and its subsidiaries | 1,044 | 724 |

No provision of Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the period (six months ended 30 September 2008: HK$1,081,000).

Hong Kong Profits Tax is calculated at 16.5% (2008: 16.5%) of the estimated assessable profit for the period.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

## 8. (LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share is computed based on the following data:

| | Six months ended 30 September | |
|---|---|---|
| | 2009 | 2008 |
| Net (loss) profit for the period attributable to owners of the Company for the purpose of basic and diluted (loss) earnings per share | HK$(17,675,000) | HK$10,359,000 |
| Weighted average number of shares for the purpose of basic (loss) earnings per share | 785,088,828 | 789,241,999 |
| Effect of dilutive potential ordinary shares for the purpose of dilutive (loss) earnings per share – Share option | N/A | 42,410,925 |
| Weighted average number of ordinary shares for the purpose of dilutive (loss) earnings per share | N/A | 831,652,924 |

## 9. INTERIM DIVIDEND

The directors have resolved not to pay an interim dividend for the year ending 31 March 2010 (Year ended 31 March 2009: nil cent per share).

## 10. PROPERTY, PLANT AND EQUIPMENT

| | Six months ended 30 September 2009 HK$'000 | 2008 HK$'000 |
|---|---|---|
| Net book value at beginning of year | 272,565 | 298,575 |
| Currency realignment | (149) | (64) |
| Additions | 10,452 | 22,647 |
| Depreciation | (24,406) | (26,401) |
| | 258,462 | 294,757 |

## 11. DEBTORS, DEPOSITS AND PREPAYMENTS

At 30 September 2009, debtors, deposits and prepayments includes trade debtors of HK$228,826,000 (31 March 2009: HK$102,003,000). The Group provides credit periods of up to 90 days, depending on the products sold, to its trade customers. The following is an aged analysis of accounts receivable at the reporting date:

| | 30 September 2009 (Unaudited) HK$'000 | 31 March 2009 (Audited) HK$'000 |
|---|---|---|
| 0 – 30 days | 183,566 | 67,376 |
| 31 – 60 days | 22,804 | 5,002 |
| 61 – 90 days | 2,139 | 9,338 |
| Over 90 days | 20,317 | 20,287 |
| | 228,826 | 102,003 |

## 12. CREDITORS AND ACCRUED CHARGES

At 30 September 2009, creditors and accrued charges includes trade creditors of HK$188,456,000 (31 March 2009: HK$120,323,000). The aged analysis of trade creditors at the balance sheet date is as follows:

| | 30 September 2009 (Unaudited) HK$'000 | 31 March 2009 (Audited) HK$'000 |
|---|---|---|
| 0 – 30 days | 140,838 | 29,264 |
| 31 – 60 days | 19,680 | 16,914 |
| 61 – 90 days | 6,771 | 19,641 |
| Over 90 days | 21,167 | 54,504 |
| | 188,456 | 120,323 |

## 13. SHARE CAPITAL

| | Number of shares | Issued and Fully paid Share capital *HK$'000* |
|---|---|---|
| Balance at 1 April 2009 and 30 September 2009 | 785,088,828 | 314,035 |

## 14. CAPITAL COMMITMENTS

| | 30 September 2009 *HK$'000* | 31 March 2009 *HK$'000* |
|---|---|---|
| Contracted for but not provided in the consolidated financial results in respect of: | | |
| – capital expenditure for acquisition of property, plant and equipment | 1,389 | 3,229 |

## 15. CONTINGENT LIABILITIES

There are no significant contingent liabilities as of 30 September 2009 and 31 March 2009.

## 16. RELATED PARTY TRANSACTIONS

There were no significant related party transactions undertaken by the Group at any time during the six months period.

## STATEMENT OF INDEBTEDNESS

### Borrowings

As at the close of business on 30 April 2010, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this prospectus (the "Indebtedness Date"), the Group had the following outstanding borrowings:

| | Non-current portion | Current portion | Total |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| Short term bank loans *(note a)* | – | 100,800 | 100,800 |
| Long term bank loans *(note b)* | 14,504 | 11,943 | 26,447 |
| Loans related to bills discounted with recourse *(note c)* | – | 28,003 | 28,003 |
| Trust receipts and import loans *(note d)* | – | 65,098 | 65,098 |
| Debt factoring loans *(note e)* | – | 4,618 | 4,618 |
| | 14,504 | 210,462 | 224,966 |

*Notes*

a) The short term bank loans of approximately HK$100,800,000 are unsecured, bear interest at 1.13% to 3.92% per annum and are repayable within one year.

b) The secured long term bank loans of approximately HK$26,447,000 are unsecured, bear interest at 1.63% per annum, in which, of approximately HK$11,943,000 are repayable within one year and the remaining balance of approximately HK$14,504,000 are repayable between 2 to 5 years.

c) The loans related to bills discounted with recourse of approximately HK$28,003,000, the Group will need to repay the financial institutions if there are credit losses on the receivables before the maturity date, accordingly, the Group continues to recognize the full carrying amount as a borrowing.

d) The trust receipts and import loans of approximately HK$65,098,000 are unsecured, bear interest at 1.5% to 2.6% per annum and are repayable within one year.

e) The debt factoring loans of approximately HK$4,618,000 are unsecured, bear interest at 2% per month and are repayable within one year.

**Contingent liabilities**

*The Company*

The Company had contingent liabilities in respect of corporate guarantees for banking facilities granted to certain subsidiaries in the aggregate amount of HK$1,299,100,000. As at 30 April 2010, such facilities of approximately HK$214,852,000 were utilized by the subsidiaries.

Apart from the above, the Group and the Company did not have any material contingent liabilities as at 30 April 2010.

**Pledge of Assets**

As at 30 April 2010, the Group pledged certain major assets with the following carrying values to secure the general credit facilities granted to the Group and the margin accounts with securities brokers:

| | *HK$'000* |
|---|---|
| Bills discounted with recourse and factored debtor balances | 32,621 |

**Disclaimers**

Save as aforesaid as stated in the sub-section headed "Statement of Indebtedness" in this Appendix I and apart from intra-group liabilities, as at 30 April 2010 the Group had no debt securities issued and outstanding, and authorised or otherwise created but unissued, term loans, distinguishing between guaranteed, unguaranteed, secured and unsecured, and guaranteed, unguaranteed, secured and unsecured bank borrowings including, bank loans and overdrafts or other similar indebtedness, liabilities under acceptances (other than normal trade bills) or acceptance credit, hire purchase or finance lease commitments, guarantees or other material contingent liabilities.

The Directors confirmed that (i) there has not been any material adverse change in the indebtedness and contingent liabilities of the Group since 30 April 2010; and (ii) there has not been any material adverse change in the financial or trading position of the Group since 31 March 2009.

**WORKING CAPITAL**

Taking into account of the proceeds from the Open Offer and the financial resources of the Group, including internally generated funds and credit facilities available to the Group, the Directors, after due and careful consideration, are of the opinion that the Group will have sufficient working capital for its present requirements, that is for at least the next twelve months from the date of this Prospectus.

## BUSINESS REVIEW AND PROSPECTS

### Business Review for the Year Ended 31 March 2009

*Results*

During our fiscal year ended 31 March 2009, the world economy has experienced unprecedented turbulence in the global financial markets, a sharp decline in consumer confidence, and increasingly tightened access to credit markets. Unfortunately, as a Group that operates globally, with manufacturing, sales, and distribution offices throughout the world, we were unable to avoid the challenges that are plaguing the economy. As a result, the Group reported HK$1,281M in sales for fiscal year 2009 as compared to HK$2,199M sales in fiscal 2008 (a reduction of 42%). Due to the sharp and turbulent decline in the economy, we reported a loss of HK$120M. However, despite the economic downturn, we emerged from the year with more cash on hand, less inventory, and reduced overhead expenses as compared to the year before.

*Electronics Division*

Fiscal year 2009 was a tumultuous year for the Group's electronics division. With Europe and the US accounting for 96% of the Group's sales, it was inevitable that the Group's performance suffered as sales in North America dropped 35% and sales in Europe dropped 54% from the previous year.

There were numerous factors which contributed to the financial results for the year. Gross profit margin dropped from 24% in fiscal 2008 to 20% in fiscal 2009. Prior to fiscal 2009, the Group's strategy for the electronics division was to target high-end products and phase out lower-end products with lower margins. Unfortunately due to the economic instability, the Group was forced to reverse its strategy. Weakened retail markets and shaken consumer confidence resulted in more sales of low-priced products with traditionally lower margins. As a consequence, the average unit selling price dropped by 5.4%. Margin dropped as low-end products accounted for a majority of the sales mix.

Discounts offered to our customers during the year also adversely affected gross profit margin. Due to the weakened retail market, sales slumped during the holiday peak season. In order to support the retailers to turn inventory, the Group offered discounts and marketing support money.

The cost of substantial raw materials was also affected during fiscal 2009. One of the Group's major components was the LCD panel, which experienced unpredictable fluctuation throughout the second half of the fiscal year. Although the cost for LCD panels continued to fall throughout the year, the Group was unable to take advantage of the falling prices due to the fact that the Group had to purchase these components in advance in order to produce finished goods by their shipping deadlines. This hurt the Group on two fronts; the Group had to procure supplies at a high price in the pre-season and then in the selling season was forced to issue discounts to stay competitive with the current lowered cost of LCD panels at that time.

The Group's operating cost was also adversely affected by the instability in the world financial markets. During fiscal 2009, the value of the RMB against the HKD appreciated by 6.8%. With extensive manufacturing operations in China, the Group experienced additional expenses due to the declined purchasing power of the HKD in China. This inflation in expenses was exacerbated by the passing of a new labour law in China. As the Group reacted to the reduction in sales and took steps to reduce its workforce, this new labour law forced the Company to make increased severance payments to downsize workforce.

The Group ended the year with HK$402M in inventory, a drop of 26% from the previous year of HK$544M. The reduction in inventory is attributed to rigorous inventory clearing in Q4 of the fiscal year.

*Securities Trading*

The Group recorded a segment result of a loss of HK$12.4 million for the year.

**Business Review for the Six Months Ended 30 September 2009**

Due to the prolonged global economic recession, high unemployment, and weak consumer spending, the Group has yet to reverse its performance during this interim period. The Group recorded sales of HK$390M (2008: HK$767M) and a net loss attributable to the owners of the Company of HK$18M as compared with a net profit attributable to owners of the Company of HK$10M in 2008.

The Group experienced a 49% reduction in turnover, primarily due to slow sales at the beginning of the fiscal year. Slow sales were influenced by the following multiple factors outside of the Group's control. At the beginning of the year, the U.S. retail trend was cautious as retailers reduced forecasts due to excess inventory in stores and uncertain trends with consumer confidence. As a result, retailers delayed placing orders or cancelled orders entirely. In addition, traditional holidays such as Easter, Mother's Day, and Father's Day did not lift retail spending. To cater for the weak economy spending, retailers also focused on ordering affordable, entry-level products. However, two years prior when the economy was strong, the Group switched its strategy from manufacturing entry-level products to high-end products. This shift in retail buying trend did not follow the Group's strategy to focus on high-end product. The Group was also affected by a shortage of workers in the Pearl Delta area when the Christmas holiday season orders began coming in. The loss in sales, although not significant did contribute to a higher unit cost of manufacturing and a lower gross profit margin during this period.

Gross profit margin dropped from 22% to 19%. Workers wages have stabilized but due to a shortage of labor, we had to increase workers overtime to make up for the shortage. Since the closing of thousands of factories in the southern province of China, many workers returned to their home towns hundred of miles away and did not return to wait for employment. Gross profit margin was also negatively affected as the Group took aggressive action in the beginning of the fiscal year to reduce surplus inventory and reduce the cost of storage and financing.

The Group cut its administrative expenses and finance costs by 7% and 54% respectively. Administrative payroll was cut across the board by 10%-25%. Finance charges were substantially reduced compared with 2008 as we maintained a low level of borrowing throughout the current period.

The net loss attributable to the owners of the Company of HK$18M was primarily due to the decline in sales and a moderate drop in gross profit margin. Management had anticipated a better result but attributed the current net loss to factors that were outside management control.

**Prospects**

Management is confident the Group can weather the continued economic recession. In preparation, the Group has implemented plans to lower overhead expenses and is taking a conservative view of a slow economic recovery.

In April of 2009, the Group substantially reduced its workforce and cut overtime predominantly in its China factories. In doing so, Management achieved substantial savings in anticipation of further reduced turnover in the upcoming year.

During fiscal 2009 many factories in China's Pearl Delta area closed. The Group expects a future market with relatively less cut-throat competition, and consequently a better outlook for improved margin. The licensed series of product under brand Hamilton Beach is taking shape, especially in the area of under-the-cabinet ("UTC") line. The Group is also vigorously pursuing the opportunity of licensing other well-known brands to bolster its brand mix. With an established history, large capacity, and technological resources, the Group expects to continue to be a strong player in the consumer electronics market after the recession.

During fiscal 2009 the Group invested HK$42.8M on R&D related activities, which was only slightly off the HK$43.6M of the year before, despite the halved sales under the financial meltdown. It is the policy of the Group to maintain significant level of investment in R&D in order to stay ahead of the competition by maintaining innovation and technological products for our customers.

The Group foresees a better manufacturing environment in China in the years ahead. The RMB which appreciated as much as 6.8% last year and impacted wages, raw materials and all manufacturing overheads in China has remained stable since the close of our fiscal 2009. The Group expects that the Chinese operating environment will improve as the struggling economy may prompt the government to be more sympathetic to the grievances of private employers operating within China.

The Group is hopeful that fiscal year 2010 will be much improved over fiscal 2009. Starting with strong liquidity position in the backdrop of a leaner overhead structure, flexible production ability, sustained R&D investment, improved distribution in North America, and an experienced workforce in China, the Group is positioned to recover and resume profitability after the recovery of the world economy.

While certain economic indicators are showing early signs of recovery around the globe, the prediction of ending the current economic recession has been postponed from 2009 to 2010. Management is cautiously optimistic that our sales will improve in 2010. We have positioned the Group to sustain a prolonged recovery by maintaining a low level of bank borrowing, carefully monitored inventory planning, strengthening our sales presence in the US and UK, and a continued action to reduce our overhead structure.

## A. UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE GROUP

The following is the unaudited pro forma statement of adjusted consolidated net tangible assets of the Group which has been prepared to illustrate the effect of the Open Offer of 628,071,062 Offer Shares of HK$0.10 each at HK$0.12 per Offer Share on the basis of four Offer Shares for every five Shares held on the net tangible assets of the Group as if the Capital Reorganisation, which became effective on 23 June 2010, and the Open Offer had been completed on 30 September 2009. As it is prepared for illustrative purposes only, and because of its nature, it may not give a true picture of the financial position of the Group upon completion of the Open Offer.

The unaudited pro forma statement of adjusted consolidated net tangible assets of the Group is prepared based on the unaudited consolidated net tangible assets of the Group attributable to owners of the Company as at 30 September 2009 as extracted from the published unaudited interim report of the Group for the six months ended 30 September 2009 and is adjusted for the effect of the Open Offer.

| Adjusted unaudited consolidated net tangible assets of the Group attributable to owners of the Company as at 30 September 2009 | Estimated net proceeds from the Open Offer | Unaudited pro forma adjusted consolidated net tangible assets of the Group attributable to owners of the Company immediately after completion of the Capital Reorganisation and the Open Offer | Unaudited pro forma adjusted consolidated net tangible assets of the Group attributable to owners of the Company per Share immediately after completion of the Capital Reorganisation and the Open Offer |
|---|---|---|---|
| *(Note 1)* | *(Note 2)* | | *(Note 3)* |
| *HK$'000* | *HK$'000* | *HK$'000* | *HK$* |
| 624,258 | 72,909 | 697,167 | 0.49 |

*Notes:*

1. The adjusted unaudited consolidated net tangible assets of the Group attributable to owners of the Company as at 30 September 2009 of HK$624,258,000 represents the unaudited consolidated net assets of the Group attributable to owners of the Company of HK$650,886,000, as extracted from the published interim report of the Company for the six months ended 30 September 2009, and deducting product development costs and goodwill with an aggregate amount of HK$26,628,000.

2. The amount of estimated net proceeds from the Open Offer is calculated based on 628,071,062 Offer Shares of HK$0.10 each at HK$0.12 per Offer Share, after deducting the estimated underwriting fees and other related expenses of approximately HK$2.46 million to be incurred by the Group.

3. The calculation of the unaudited pro forma adjusted consolidated net tangible assets attributable to owners of the Company per Share is based on 1,413,159,890 Shares, comprising 785,088,828 Shares in issue on the Latest Practicable Date and 628,071,062 Offer Shares. As at the Latest Practicable Date, the Group had 18,256,000 Share Options outstanding. The preparation of the unaudited pro forma statement of adjusted consolidated net tangible assets assumes no exercise of these Share Options.

4. The Capital Reorganisation does not have any impact on the unaudited pro forma adjusted consolidated net tangible assets of the Group attributable to owners of the Company and the unaudited pro forma adjusted consolidated net tangible assets of the Group attributable to owners of the Company per share.

## B. ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS

*The following is the text of an accountants' report from Deloitte Touche Tohmatsu, the reporting accountants, on the unaudited proforma financial information.*


Deloitte.
德勤

**ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS**

**TO THE DIRECTORS OF STARLIGHT INTERNATIONAL HOLDINGS LIMITED**

We report on the unaudited pro forma statement of adjusted consolidated net tangible assets of Starlight International Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group"), which has been prepared by the directors of the Company for illustrative purposes only, to provide information about how the open offer of 628,071,062 offer shares of HK$0.10 each at HK$0.12 per offer share on the basis of four offer shares for every five shares held might have affected the consolidated net tangible assets of the Group presented as at 30 September 2009, for inclusion in section A of Appendix II to the prospectus dated 29 June 2010 issued by the Company (the "Prospectus"). The basis of preparation of the unaudited pro forma statement of adjusted consolidated net tangible assets is set out in section A of Appendix II to the Prospectus.

**Respective responsibilities of directors of the Company and reporting accountants**

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma statement of adjusted consolidated net tangible assets in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants.

It is our responsibility to form an opinion, as required by paragraph 29(7) of Chapter 4 of the Listing Rules, on the unaudited pro forma statement of adjusted consolidated net tangible assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma statement of adjusted consolidated net tangible assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

**Basis of opinion**

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma statement of adjusted consolidated net tangible assets with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited pro forma statement of adjusted consolidated net tangible assets has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the unaudited pro forma statement of adjusted consolidated net tangible assets as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

The unaudited pro forma statement of adjusted consolidated net tangible assets is for illustrative purpose only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in future and may not be indicative of the financial position of the Group as at 30 September 2009 or any future date.

**Opinion**

In our opinion:

a) the unaudited pro forma statement of adjusted consolidated net tangible assets has been properly compiled by the directors of the Company on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the unaudited pro forma statement of adjusted consolidated net tangible assets as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

**Deloitte Touche Tohmatsu**
*Certified Public Accountants*
Hong Kong
29 June 2010

## 1. RESPONSIBILITY STATEMENT

This Prospectus, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this Prospectus is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this Prospectus misleading.

## 2. SHARE CAPITAL

The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

| | | *HK$* |
|---|---|---|
| **Authorised capital:** | | |
| 5,000,000,000 | ordinary shares of HK$0.10 each | 500,000,000.00 |
| **Issued and fully paid or credited as fully paid:** | | |
| 785,088,828 | ordinary shares of HK$0.10 each as at the Latest Practicable Date | 78,508,882.80 |
| 628,071,062 | Offer Shares to be issued | 62,807,106.20 |
| 1,413,159,890 | | 141,315,989.00 |

No part of the securities of the Company is listed or dealt in, nor is listing or permission to deal in the securities of the Company being or proposed to be sought, on any other stock exchange.

There is no arrangement under which future dividends are/will be waived or agreed to be waived.

All of the Offer shares to be issued will rank pari passu in all respects with all the Shares in issue as at the date of allotment and issue of the Offer Shares. The Offer Shares to be issued will be listed on the Stock Exchange.

As at the Latest Practicable Date, the Company has 73,024,000 outstanding Share Options. Save for the Share Options, the Company had no outstanding options, warrants, derivatives or convertible securities which may confer any right to the holder thereof to subscribe for, convert or exchange into new Shares as at the Latest Practicable Date.

## 3. DISCLOSURE OF INTERESTS

### (a) Directors' and chief executive's interests in the Company

As at the Latest Practicable Date, the interests and short positions of the Directors or chief executives and their associates in the shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which would have to be notified to the Company or any of its associated corporations and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO or that was required to be recorded pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

| Name | Nature of interest | Number of Shares held | Approximately Percentage of the Company's issued share capital |
|---|---|---|---|
| Mr. Philip Lau *(Note 1 & 4)* | Beneficial Owner | 99,823,029 | 12.71% |
| Mr. Anthony Lau *(Note 2 & 4)* | Beneficial Owner | 38,693,836 | 4.93% |
| Mr. Andy Lau *(Note 3 & 4)* | Beneficial Owner | 37,507,445 | 4.78% |
| KK. Nominees Limited *(Note 5)* | Interest of controlled corporation | 3,165,277 | 0.40% |
| Wincard Management Services Ltd *(Note 6)* | Interest of controlled corporation | 10,100,415 | 1.29% |
| Philip Lau Holding Corporation *(Note 7)* | Held by Trust | 169,069,209 | 21.54% |
| Hon Sheung Tin, Peter | Beneficial Owner | 206,769 | 0.03% |
| Chuck Winston Calptor | Beneficial Owner | 770,000 | 0.10% |

*Note:*

*1.* Mr. Philip Lau is the chairman and an executive Director.

*2.* Mr. Anthony Lau is an executive Director and the brother of Mr. Philip Lau and Mr. Andy Lau.

*3.* Mr. Andy Lau is an executive Director and the brother of Mr. Philip Lau and Mr. Anthony Lau.

*4.* Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau are regarded as the parties acting in concert under the Takeovers Code and as such, they are deemed to be interested in the Existing Shares and Adjusted Shares held by each of them.

*5.* K.K. Nominees Limited is wholly and beneficially owned by Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau. Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau are deemed to be interested in the Existing Shares and Adjusted Shares owned by K.K. Nominees Limited.

*6.* Wincard Management Services Limited is wholly and beneficially owned by Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau. Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau are deemed to be interested in the Existing Shares and Adjusted Shares owned by Wincard Management Services Limited.

*7.* Philip Lau Holding Corporation is beneficially owned by a discretionary trust of which the discretionary objects include Mr. Philip Lau and his associates. Mr. Philip Lau is deemed to be interested in the Existing Shares and Adjusted Shares owned by Philip Lau Holding Corporation.

*8.* The Shares are beneficially owned by Timemate Industries Ltd. which is 75% beneficially owned by Underwriter C. Accordingly, Underwriter C is deemed to be interested in the Existing Shares and Adjusted Shares beneficially owned by Timemate Industries Ltd.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors nor the chief executive of the Company had or was deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) (i) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO); or (ii) which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules.

**(b) Substantial shareholders and other persons' interests in Shares and underlying Shares**

As at the Latest Practicable Date, according to the register kept by the Company pursuant to section 336 of SFO, and so far as is known to the Directors or chief executive of the Company, the following persons (other than a Director or a chief executive of the Company) had, or was deemed or taken to have, an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly interested in 5% or more of the nominal value of any class of share capital, including options in respect of such capital, carrying voting rights to vote in all circumstances at general meeting of any member of the Group:

*(i) Substantial shareholders of the Company:*

| Name | Nature of interest | Number of Shares held | Approximately Percentage of the Company's issued share capital |
|---|---|---|---|
| Lee Yu Chiang | Beneficial owner | 42,140,878 | 5.37% |

*Note:*

Save as disclosed above and so far as is known to the Directors or chief executive of the Company, there is no person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital, including options in respect of such capital, carrying rights to vote in all circumstances at general meeting of any other member of the Group.

## 4. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

## 5. DIRECTORS' INTEREST IN ASSETS

None of the Directors had any direct or indirect interest in any assets which have been, since 31 March 2010 (being the date to which the latest published audited consolidated financial statements of the Group were made up) and up to the Latest Practicable Date, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

## 6. DIRECTORS' INTEREST IN CONTRACT OR ARRANGEMENT

So far as the Directors are aware of, none of themselves or the substantial Shareholders (as defined in the Listing Rules) of the Company or their respective associates had any interest in a business which competes or may compete with the business of the Group or any other conflicts of interest with the Group.

## 7. COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their respective associates had any interests in businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group, other than those businesses where the Directors were appointed as directors to represent the interests of the Company and/or the Group.

## 8. LITIGATION

As at the Latest Practicable Date, a writ of summons (the "**Writ**") taken by Digital Integrated System Sdn. Bhd. ("**DIS**") from the Hong Kong High Court against Starlight Marketing Limited ("**SML**"), a wholly owned subsidiary of the Company, had been served on the Group. According to the statement of claim enclosed in the Writ, DIS alleged that there were various transactions between DIS and SML during the period from February 2009 to December 2009 but no payment was received by DIS. The aggregate alleged sum as claimed by DIS amounts to approximately US$23,753,947. SML has sought legal advices regarding the Writ and intends to actively and strenuously defend the claims. Given that the litigation process is still at an early stage, the Directors consider that it is not practical to assess the potential impact on the Group at this stage, although there may be material adverse impact on the Group in the event that SML fails to successfully defend the claims. If the claims cannot be established, there will be no impact on the Group.

## 9. EXPERTS AND CONSENTS

The following is the qualification of the experts who have given opinion or advice which is contained in this Prospectus:

| **Name** | **Qualifications** |
|---|---|
| Deloitte Touche Tohmatsu | Certified Public Accountants |

Deloitte Touche Tohmatsu have given and have not withdrawn their written consent to the issue of this Prospectus with the inclusion herein of their letter or their name in the form and context in which they respective appear.

Deloitte Touche Tohmatsu do not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

Deloitte Touche Tohmatsu do not have any direct or indirect interests in any assets which have been, since 31 March 2009 (being the date to which the latest published audited consolidated accounts of the Group were made up), acquired or disposed of by or leased to, any member of the Group, or which are proposed to be acquired or disposed of by or leased to, any member of the Group.

## 10. MATERIAL CONTRACTS

The following contract (not being contracts in the ordinary course of business) has been entered into by the Company or any of its subsidiaries within the two years immediately preceding the date of this Prospectus and are or may be material:

1. the Underwriting Agreement.

## 11. EXPENSES

The expenses in connection with the Open Offer, including financial advisory fees, printing, registration, translation, legal and accountancy charges are estimated to amount approximately HK$2.46 million and are payable by the Company.

## 12. PARTIES INVOLVED IN THE OPEN OFFER AND CORPORATE INFORMATION

Directors

| | |
|---|---|
| Mr. Lau Sak Hong, Philip | 5th Floor, Shing Dao Industrial Building,<br>232 Aberdeen Main Road, Hong Kong |
| Mr. Lau Sak Kai, Anthony | 5th Floor, Shing Dao Industrial Building,<br>232 Aberdeen Main Road, Hong Kong |
| Mr. Lau Sak Yuk, Andy | 5th Floor, Shing Dao Industrial Building,<br>232 Aberdeen Main Road, Hong Kong |
| Mr. Hon Sheung Tin, Peter | 5th Floor, Shing Dao Industrial Building,<br>232 Aberdeen Main Road, Hong Kong |
| Mr. Ho Hau Chong, Norman | 5th Floor, Shing Dao Industrial Building,<br>232 Aberdeen Main Road, Hong Kong |
| Mr. Chan Chak Chung | 5th Floor, Shing Dao Industrial Building,<br>232 Aberdeen Main Road, Hong Kong |
| Mr. Winston Calptor Chuck | 5th Floor, Shing Dao Industrial Building,<br>232 Aberdeen Main Road, Hong Kong |

| | |
|---|---|
| Registered Office | Canon's Court<br>22 Victoria Street<br>Hamilton HM12<br>Bermuda |
| Head office and principal place of business in Hong Kong | 5th Floor<br>Shing Dao Industrial Building<br>232 Aberdeen Main Road<br>Hong Kong |
| Authorised representatives | Mr. Lau Sak Hong<br>5th Floor, Shing Dao Industrial Building,<br>232 Aberdeen Main Road, Hong Kong<br>Mr. Lau Sak Kai<br>5th Floor, Shing Dao Industrial Building,<br>232 Aberdeen Main Road, Hong Kong |
| Company Secretary | Lo Tai On<br>26C, Tower 6, Laguna Verde,<br>Villa Verde, Hunghom, Kowloon,<br>Hong Kong |
| Legal advisor to the Company | As to Hong Kong Law<br>Michael Li & Co<br>14th Floor, Printing House<br>6 Duddell Street<br>Central Hong Kong<br><br>As to Bermuda law:<br>Appleby<br>8th Floor, Bank of America Tower<br>12 Harcourt Road<br>Central, Hong Kong |
| Independent financial adviser to the Independent Board Committee in relation to the Open Offer | VC Capital Limited<br>28/F, The Centrium<br>60 Wyndham Street<br>Central, Hong Kong |
| Auditor and reporting accountants | Deloitte Touche Tohmatsu<br>*Certified Public Accountants*<br>35/F One Pacific Place<br>88 Queensway, Hong Kong |

| | |
|---|---|
| Underwriters | Chu Tai On |
| | Yu Kam Chung, Peter |
| | Chow Stephen Wing Cheung |
| | Fan Shi Hoo |
| | Ng Kam Ching |
| Principal share registrar | Butterfield Fulcrum Group (Bermuda) Limited<br>Rosebank Centre, 11 Bermudiana Road,<br>Pembroke, HM08, Bermuda |
| Hong Kong branch share registrar | Tricor Secretaries Limited<br>26th Floor, Tesbury Centre, 28 Queen's Road<br>East, Wanchai, Hong Kong |
| Principal bankers | The Hongkong and Shanghai Banking<br>Corporation Limited<br>1 Queen's Road, Central, Hong Kong |
| | Standard Chartered Bank (Hong Kong) Limited<br>15th floor, Standard Chartered Tower,<br>388 Kwun Tong Road, Kwun Tong, Hong Kong |
| | Hang Seng Bank Limited<br>83 Des Voeux Road, Central, Hong Kong |
| | Industrial and Commercial Bank of<br>China (Asia) Limited<br>33th Floor, ICBC Tower, 3 Garden Road,<br>Central, Hong Kong |

## 13. MISCELLANEOUS

(a) As at the Latest Practicable Date, there was no benefit to be given to any Director as compensation for loss of office or otherwise in connection with the Open Offer.

(b) As at the Latest Practicable Date, there was no restriction affecting the remittance of profits or repatriation of capital into Hong Kong from outside Hong Kong.

(c) This Prospectus and the accompanying Application Form have been prepared in both English and Chinese. In the case of any discrepancies, the English texts shall prevail over their respective Chinese texts.

## 14. ADDITIONAL DISCLOSURE OF INTERESTS

(1) As at the Latest Practicable Date, save for the undertakings under the Underwriting Agreement, the Board had not received any information from any substantial Shareholders of their intention to take up the securities of the Company to be provisionally allotted or offered to them under the Open Offer.

(2) As at the Latest Practicable Date, there was no contract or arrangement entered into by the Underwriters and parties acting in concert with it in which the Directors were materially interested.

## 15. DIRECTORS AND SENIOR MANAGEMENT

### Executive Directors

**Mr. Philip Lau Sak Hong**, aged 63, was appointed executive director of the Company since 26th September, 1989. He is also the Chairman and Managing Director of the Company. He has been in the Group for 40 years and over 40 years of management experience in the electronics industry. Mr. Lau did not hold any directorship in other listed public companies in the last three years. Mr. Lau is also a director in a number of subsidiaries of the Group of the Company. He is the brother of Mr. Anthony Lau Sak Kai, Mr. Andy Lau Sak Yuk, Ms. Carol Lau Chu Lan, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi who are executive directors and senior management of the Company.

**Mr. Anthony Lau Sak Kai**, aged 60, was appointed director of the Company since 26th September, 1989. He is an Executive Director of the Company. Mr. Lau has been in the Group for 38 years and is responsible for the Group's overall production management in China and also in charge of the research & development of the Group. Mr. Lau did not hold any directorship in other listed public companies in the last three years. Mr. Lau is also a director of a number of subsidiaries of the Group of the Company. He is the brother of Mr. Philip Lau Sak Hong, Mr. Andy Lau Sak Yuk, Ms. Carol Lau Chu Lan, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi who are executive directors and senior management of the Company.

**Mr. Andy Lau Sak Yuk**, aged 60, was appointed executive director of the Company since 26th September, 1989. He is in charge of the research and development of the Group and has been in the Group for 38 years. Mr. Lau did not hold any directorship in other listed public companies in the last three years. Mr. Lau is also a director in a number of subsidiaries of the Group of the Company. He is the brother of Mr. Philip Lau Sak Hong, Mr. Anthony Lau Sak Kai, Ms. Carol Lau Chu Lan, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi who are executive directors and senior management of the Company.

**Non-executive Directors**

**Mr. Hon Sheung Tin, Peter**, aged 69, had been an independent non-executive director of the Company since 1988 and re-designated as non-executive director of the Company on 28th September, 2004. He has been practising as a solicitor in Hong Kong for over 40 years. He retired as Senior Partner of Messrs. Hon & Co., Solicitors & Notaries since 1st April, 2008 and remains as consultant. He resigned as an independent non-executive director of Automated Systems Holdings Limited, a company listed on The Stock Exchange of Hong Kong Limited in August 2009. He is also a director of Starlight Industrial Holdings Limited and The Singing Machine Company, Inc. where both are subsidiaries of the Company. He is a member of audit committee and remuneration committee of the Company.

**Independent Non-executive Directors**

**Mr. Norman Ho Hau Chong**, aged 54, was appointed independent non-executive director of the Company since 1st October, 1998. He is a member of audit committee of the Company. He holds a Bachelor of Arts degree from the University of Exeter, and is a member of the Institute of Chartered Accounts in England and Wales, a Fellow of the Hong Kong Institute of Certified Public Accountants. He has over 23 years of experience in management and property development. He is a director in CITIC Pacific Limited, Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, Miramar Hotel & Investment Company Limited, Shun Tak Holdings Limited and New World Mobile Holdings Limited all of which are listed on the Stock Exchange. Mr. Ho resigned as director of Taifook Securities Group Limited, a company listed on the Stock Exchange, on 1st July, 2009.

**Mr. Chan Chak Chung**, aged 52, was appointed director of the Company since 30th September, 2004. He is an Independent Non-executive Director, a member of audit committee and remuneration committee of the Company. He is a qualified accountant with about 28 years in the public accountancy profession. He holds a Master degree in Business Administration. He is an associate member of Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants of United Kingdom. He did not hold any directorship in other listed public companies in the last three years.

**Mr. Winston Calptor Chuck**, aged 54, was appointed director of the Company since 30th September, 2004. He is an Independent Non-executive Director and a member of remuneration committee of the Company. He has been practising as a solicitor in Hong Kong over 27 years. He holds a Bachelor Degree of Arts from University of Ontario, Canada. He is also an independent non-executive director of ITC Corporation Limited, a company listed on the Stock Exchange.

**Company Secretary**

**Mr. Lo Tai On**, aged 55, was appointed as the company secretary of the Company in September 2009. Mr. Lo is a member of the Hong Kong Institute of Certified Public Accountants. He has not been a director of a listed company in the past three years. He has over 20 years of experience in the company secretarial field. Currently, he is company secretary of several listed companies in Hong Kong.

## 15. MATERIAL ADVERSE CHANGE

Save as disclosed herein, the Directors are not aware of any material adverse change in the financial position or trading position of the Group since 31 March 2009, being the date to which the latest published audited financial statements of the Group was made up.

## 16. DOCUMENTS DELIVERED TO THE REGISTRARS OF COMPANIES

A copy of each of the Prospectus Documents and the consent letter referred to in the paragraph headed "Expert" in this appendix, has been registered with the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance (Chpater 32 of the Laws of Hong Kong).

## 17. LEGAL EFFECT

The Prospectus Documents and all acceptances of any offer or application contained in such documents are governed by and shall be construed in accordance with the laws of Hong Kong. When an acceptance or application is made in pursuance of any such documents, the relevant document(s) shall have the effect of rendering all persons concerned bound by the provisions (other than the penal provisions) of Section 44A and 44B of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong).

## 18. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours on any weekday (except for public holidays) at the head office and principal place of business of the Company in Hong Kong at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road and at www.starlight.com.hk, from the date of this Prospectus up to and including the Latest Time for Acceptance:

(a) the memorandum of association and bye-laws of the Company;

(b) the annual reports of the Company for the years ended 31 March 2008 and 2009 respectively;

(c) the material contracts as referred to in the paragraph headed "Material contracts" in this appendix;

(d) the written consents referred to in the paragraph headed "Experts and Consents" in this appendix;

(e) the letter from Deloitte Touche Tohmatsu in respect of the unaudited pro forma statement of adjusted consolidated net tangible assets of the Group, the text of which is set out on pages 96 to 97 of this Prospectus;

(f) a copy of each of the circulars issued pursuant to the requirements set out in Chapter 14 and/or Chapter 14A of the Listing Rules which have been issued by the Company since 31 March 2009 (the date to which the latest published audited consolidated financial statements of the Group were made up); and

(g) the Companies Act 1981 of Bermuda, as amended, supplemented or otherwise modified from time to time.

# 此乃要件　請即處理

**閣下如**對本發售章程任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已**將名下全部Starlight International Holdings Limited升岡國際有限公司*股份**售出或轉讓**，應立即將本發售章程及隨附代表委任表格送交買主或承讓人，或經手買賣之銀行經理、持牌證券交易商或註冊證券機構或其他代理商，以便轉交買主或承讓人。

各章程文件之副本，連同本發售章程附錄三「送呈公司註冊處處長之文件」一段所指定之文件，已根據香港法例第32章公司條例第342C條於香港公司註冊處註冊，並於百慕達公司註冊處存檔。百慕達公司註冊處及香港公司註冊處對任何該等文件之內容概不負責。

待發售股份獲批准於聯交所上市及買賣後，發售股份將獲香港結算接納為合資格證券，可於發售股份開始買賣日期或香港結算釐定之其他日期起在中央結算及交收系統記存、結算及交收。聯交所參與者於任何交易日之交易須於其後之第二個交易日在中央結算及交收系統內進行交收。所有中央結算及交收系統之活動均須遵守不時生效之中央結算及交收系統一般規則及中央結算及交收系統運作程式規則進行。有關結算安排及該等安排如何影響　閣下之權利及權益之詳情，　閣下應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。



STARLITE

# STARLIGHT INTERNATIONAL HOLDINGS LIMITED
# 升岡國際有限公司*

*（於百慕達註冊成立之有限公司）*

（股份代號：485）

## 按所持每五股股份獲發售四股發售股份之基準
## 以每股發售股份0.12港元（須於接納時繳足）
## 公開發售628,071,062股發售股份

接納發售股份並支付股款之截止時間為二零一零年七月十四日（星期三）下午四時正。申請程序載於發售章程第二十一頁至二十二頁。

本封面所採用之詞彙與本發售章程所界定者具有相同涵義。

倘發生任何下列事件，包銷商甲（代表包銷商）可於終止截止時間前隨時以其惟一且絕對酌情權以書面形式通知本公司終止包銷協議：

(1) 包銷商甲合理認為以下事件令公開發售之成功受到重大不利影響：

(a) 頒佈任何新法例或法規或現行法例或法規（或有關合法詮釋）出現任何變動或發生任何其他有關事件（不論其性質），而包銷商合理認為會令本集團整體之業務或財政或經營狀況或前景受到重大不利影響或對公開發售產生重大不利影響；或

(b) 發生有關政治、軍事、金融、經濟或其他性質（無論是否與上述任何情況同類）之本地、國家或國際事件或變動（無論是否屬包銷協議訂立日期之前及／或之後所發生或持續發生之一連串事件或變動之一部份），或爆發任何本地、國家或國際敵對行動或武裝衝突或局勢升級，或可影響本地證券市場之事件，而包銷商合理認為會令本集團整體業務或財政或經營狀況或前景受到重大不利影響，或令公開發售之成功受到重大不利影響或導致進行公開發售不宜或不可取；或

(2) 市況出現任何不利變動（包括但不限於財政或貨幣政策之任何變動或外匯或貨幣市場之任何變動、證券買賣暫停或受到嚴重限制），而包銷商合理認為有可能令公開發售之成功受到重大不利影響或導致進行公開發售不宜或不可取；或

(3) 本公司或本集團任何成員公司之情況出現任何變動，而包銷商合理認為會令本公司之前景受到不利影響，包括但不限於上文所述之一般性、提出呈請或通過決議案清盤或破產清算或本集團任何成員公司發生類似事件或本集團任何重大資產毀損；或

(4) 一般上市證券或本公司證券在聯交所暫停買賣超過連續十個營業日（就審批本發售章程、發售章程或章程文件或有關公開發售之其他公佈或發售章程而暫停買賣除外）。

倘於終止截止時間前發生下列情況：

(a) 包銷商得悉包銷協議所載任何聲明、保證或承諾遭嚴重違反；或

(b) 包銷商得悉包銷協議所載任何特定事件出現，

則包銷商甲（代表包銷商）有權於終止截止時間前向本公司發出書面通知終止包銷協議。

**倘包銷商甲（代表包銷商）根據包銷協議之條款向本公司發出終止通知，則所有包銷商於包銷協議項下之一切責任即告終止，任何訂約方概不得就因包銷協議而產生或與其相關之任何事宜向其他訂約方索償，上文所述1.5%包銷佣金毋須支付予包銷商，公開發售亦不會進行。**

股東應注意，股份已自二零一零年六月十四日（星期一）起按除權基準進行買賣，而股份可於包銷協議之條件尚未達成時進行買賣。任何股東或其他人士於公開發售之所有條件達成當日（預期為二零一零年七月十六日（星期五））止買賣股份，將因此承擔公開發售可能並未成為無條件及未必進行之風險。股東及潛在投資者於買賣股份時務須審慎行事，及倘彼等對其狀況有任何疑問，應諮詢彼等之專業顧問。

二零一零年六月二十九日

* *僅供識別*

*本發售章程時間表所載有關公開發售事件之指定日期或期限僅供說明，可由本公司與包銷商經協議延後或變更，惟須經聯交所批准有關變更。本公司將於適當時候就此後任何有關預期時間表之變更作出公佈或通知股東。*

**二零一零年**

接納發售股份並支付股款之截止時間 .................... 七月十四日(星期三)下午四時正

公開發售成為無條件之截止時間......................... 七月十六日(星期五)下午四時正

公佈接納發售股份結果........................................ 七月十九日(星期一)

寄發發售股份股票 ............................................ 七月二十一日(星期三)

開始買賣發售股份 .......................... 七月二十三日(星期五)上午九時三十分

*附註：*本發售章程所述時間均指香港時間。

## 惡劣天氣對最後接納日期之影響

倘：

1. 八號或以上熱帶氣旋警告訊號；或

2. 「黑色」暴雨警告訊號

   (i) 於二零一零年七月十四日(星期三)中午十二時正前任何本地時間在香港生效及於當日中午十二時正後不再生效，則最後接納日期並非二零一零年七月十四日(星期三)下午四時正，而延至當日下午五時正；

   (ii) 於二零一零年七月十四日(星期三)中午十二時正至下午四時正期間任何本地時間在香港生效，則最後接納日期並非二零一零年七月十四日(星期三)下午四時正，而變更為下一個營業日(於上午九時正至下午四時正任何時間並無該等警告訊號生效之日)下午四時正。

倘最後接納日期並非二零一零年七月十四日(星期三)，則可能影響本發售章程「預期時間表」一節所述日期。在此情況下，本公司將作出公佈。

# 目　錄

*頁次*

*在本發售章程內，除文義另有所指外，下列詞彙具有以下涵義：*

| | | |
|---|---|---|
| 「一致行動」 | 指 | 具有收購守則賦予之涵義 |
| 「經調整股份」 | 指 | 緊隨股本重組生效後，本公司股本中每股面值0.10港元之普通股 |
| 「該公佈」 | 指 | 本公司日期為二零一零年五月十日之公佈，內容有關(其中包括)建議公開發售、建議股本重組、建議更改每手買賣單位 |
| 「申請表格」 | 指 | 合資格股東申請發售股份所用之申請表格 |
| 「聯繫公司」 | 指 | K.K. Nominees Limited、Wincard Management Services Limited及Philip Lau Holding Corporation之統稱 |
| 「聯繫人士」 | 指 | 具有上市規則賦予之涵義 |
| 「董事局」 | 指 | 董事局 |
| 「營業日」 | 指 | 香港銀行進行一般銀行業務之日子(星期六、星期日及公眾假期除外) |
| 「細則」 | 指 | 本公司細則 |
| 「削減股本」 | 指 | 建議透過註銷每股已發行股份之繳足股本0.30港元將每股已發行股份面值由0.40港元削減至0.10港元 |
| 「股本重組」 | 指 | 削減股本及股份拆細 |
| 「中央結算及交收系統」 | 指 | 香港結算設立及管理之中央結算及交收系統 |
| 「更改每手買賣單位」 | 指 | 於股本重組生效後，將股份買賣之每手買賣單位由2,500股現有股份更改為10,000股經調整股份 |
| 「本公司」 | 指 | Starlight International Holdings Limited升岡國際有限公司*，於百慕達註冊成立之有限公司，其已發行現有股份及經調整股份於聯交所上市 |

| | | |
|---|---|---|
| 「公司法」 | 指 | 百慕達一九八一年公司法，經不時修訂、補充或以其他方式修改 |
| 「關連人士」 | 指 | 具有上市規則賦予之涵義 |
| 「董事」 | 指 | 本公司董事 |
| 「除外海外股東」 | 指 | 登記地址為香港境外之海外股東，且董事基於本公司法律顧問提供之法律意見認為顧及相關地區法例之法律限制或當地相關監管機構或證券交易所之規定，不向其提呈發售股份屬必要或適宜 |
| 「執行人員」 | 指 | 香港證券及期貨事務監察委員會企業融資部執行董事或任何其代表 |
| 「現有股份」 | 指 | 股本重組完成前本公司股本中每股面值0.40港元之普通股 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「香港結算」 | 指 | 香港中央結算有限公司 |
| 「香港」 | 指 | 中華人民共和國香港特別行政區 |
| 「獨立股東」 | 指 | 股東(不包括劉錫康先生、聯繫公司、劉錫淇先生、劉錫澳先生、與彼等各人一致行動之人士、包銷商及牽涉或於公開發售中擁有權益之任何其他人士及彼等之聯繫人士) |
| 「獨立第三方」 | 指 | 獨立於本公司及其關連人士(定義見上市規則)之第三方 |
| 「最後接納日期」 | 指 | 二零一零年七月十四日(星期三)下午四時正或包銷商甲(代表包銷商)可能與本公司協定之其他日期及／或時間，作為接納公開發售項下之暫定配發及支付股款之截止日期 |

| | | |
|---|---|---|
| 「最後交易日」 | 指 | 二零一零年五月七日，該公佈刊發前股份於聯交所買賣之最後交易日 |
| 「最後實際可行日期」 | 指 | 二零一零年六月二十四日，即本發售章程付印前就確定本發售章程所載若干資料之最後實際可行日期 |
| 「終止截止時間」 | 指 | 二零一零年七月十六日(星期五)下午四時正或本公司與包銷商可能協定之其他時間 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「劉錫澳先生」 | 指 | 執行董事劉錫澳先生 |
| 「劉錫淇先生」 | 指 | 執行董事劉錫淇先生 |
| 「劉錫康先生」 | 指 | 本公司主席兼執行董事劉錫康先生 |
| 「發售股份」 | 指 | 建議根據公開發售按於記錄日期所持每五股經調整股份可獲發售四股發售股份之基準提呈予合資格股東認購之628,071,062股股份 |
| 「公開發售」 | 指 | 按於記錄日期所持每五股經調整股份可獲發售四股發售股份之基準以每股發售股份0.12港元之價格發行發售股份 |
| 「海外股東」 | 指 | 於記錄日期名列本公司股東登記冊且登記地址位於香港境外之股東 |
| 「Polaroid特許權」 | 指 | 根據Starlight Marketing (HK) Ltd.與PLR IP Holdings, LLC所簽訂日期為二零一零年三月二十二日之協議授出之特許權 |
| 「發售章程」 | 指 | 本公司向股東寄發載有公開發售之詳情之發售章程 |

| | | |
|---|---|---|
| 「章程文件」 | 指 | 發售章程及申請表格 |
| 「發售章程寄發日期」 | 指 | 寄發章程文件予合資格股東及僅寄發發售章程予除外海外股東之日期 |
| 「合資格股東」 | 指 | 股東(不包括除外海外股東) |
| 「記錄日期」 | 指 | 二零一零年六月二十三日下午五時三十分，確定有權獲取發售股份之記錄日期及時間 |
| 「過戶處」 | 指 | 本公司之香港股份過戶登記分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓 |
| 「證監會」 | 指 | 香港證券及期貨事務監察委員會 |
| 「證券及期貨條例」 | 指 | 香港法例第571章證券及期貨條例 |
| 「股東特別大會」 | 指 | 本公司於二零一零年六月二十三日(星期三)舉行之股東特別大會，會上有關公開發售及股本重組之決議案已獲批准 |
| 「股東」 | 指 | 股份持有人 |
| 「股份」 | 指 | 經調整股份 |
| 「購股權」 | 指 | 本公司根據購股權計劃所授出可認購股份之購股權 |
| 「購股權計劃」 | 指 | 本公司於二零零二年九月十二日及二零零八年一月十五日採納之購股權計劃 |
| 「股份拆細」 | 指 | 將每股面值0.40港元之未發行股份拆細為四股經調整股份 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「認購價」 | 指 | 發售股份之認購價，每股發售股份0.12港元 |

| | | |
|---|---|---|
| 「收購守則」 | 指 | 證監會頒佈之香港公司收購及合併守則 |
| 「包銷商甲」 | 指 | 朱大安先生，獨立於本公司及其關連人士且與彼等概無關連之香港公民 |
| 「包銷商乙」 | 指 | 余錦澄先生，獨立於本公司及其關連人士且與彼等概無關連之香港公民 |
| 「包銷商丙」 | 指 | 周永祥先生，獨立於本公司及其關連人士且與彼等概無關連之香港公民 |
| 「包銷商丁」 | 指 | 范思浩先生，獨立於本公司及其關連人士且與彼等概無關連之香港公民 |
| 「包銷商戊」 | 指 | 吳錦青先生，獨立於本公司及其關連人士且與彼等概無關連之香港公民 |
| 「包銷商」 | 指 | 包銷商甲、包銷商乙、包銷商丙、包銷商丁及包銷商戊之統稱 |
| 「包銷協議」 | 指 | 本公司、包銷商及劉錫康先生於二零一零年五月七日就公開發售訂立之包銷協議 |
| 「包銷股份」 | 指 | 總數為341,383,695股發售股份，即扣除劉錫康先生承諾接納或促使接納之發售股份數目之包銷商承諾接納或促使接納之發售股份數目 |
| 「港元」 | 指 | 香港法定貨幣港元 |
| 「%」 | 指 | 百分比 |

*下列資料乃來自本發售章程全文，並應與本發售章程一併閱讀。*

| | | |
|---|---|---|
| 公開發售之基準 | : | 於記錄日期每持有五股經調整股份獲發四股發售股份 |
| 認購價 | : | 於接納時悉數支付每股發售股份0.12港元 |
| 於最後實際可行日期之已發行股份數目 | : | 785,088,828股股份 |
| 發售股份數目 | : | 628,071,062股發售股份 |

倘發生任何下列事件，包銷商甲(代表包銷商)可於終止截止時間前隨時以其惟一且絕對酌情權以書面形式通知本公司終止包銷協議：

(1) 包銷商甲合理認為以下事件令公開發售之成功受到重大不利影響：

(a) 頒佈任何新法例或法規或現行法例或法規(或有關合法詮釋)出現任何變動或發生任何其他有關事件(不論其性質)，而包銷商合理認為會令本集團整體之業務或財政或經營狀況或前景受到重大不利影響或對公開發售產生重大不利影響；或

(b) 發生有關政治、軍事、金融、經濟或其他性質(無論是否與上述任何情況同類)之本地、國家或國際事件或變動(無論是否屬包銷協議訂立日期之前及／或之後所發生或持續發生之一連串事件或變動之一部份)，或爆發任何本地、國家或國際敵對行動或武裝衝突或局勢升級，或可影響本地證券市場之事件，而包銷商合理認為會令本集團整體業務或財政或經營狀況或前景受到重大不利影響，或令公開發售之成功受到重大不利影響或導致進行公開發售不宜或不可取；或

(2) 市況出現任何不利變動(包括但不限於財政或貨幣政策之任何變動或外匯或貨幣市場之任何變動、證券買賣暫停或受到嚴重限制)，而包銷商合理認為有可能令公開發售之成功受到重大不利影響或導致進行公開發售不宜或不可取；或

(3) 本公司或本集團任何成員公司之情況出現任何變動，而包銷商合理認為會令本公司之前景受到不利影響，包括但不限於上文所述之一般性、提出呈請或通過決議案清盤或破產清算或本集團任何成員公司發生類似事件或本集團任何重大資產毀損；或

(4) 一般上市證券或本公司證券在聯交所暫停買賣超過連續十個營業日(就審批本發售章程、發售章程或章程文件或有關公開發售之其他公佈或通函而暫停買賣除外)。

倘於終止截止時間前發生下列情況：

(a) 包銷商得悉包銷協議所載任何聲明、保證或承諾遭嚴重違反；或

(b) 包銷商得悉包銷協議所載任何特定事件出現，

則包銷商甲(代表包銷商)有權於終止截止時間前向本公司發出書面通知終止包銷協議。

**倘包銷商甲(代表包銷商)根據包銷協議之條款向本公司發出終止通知，則所有包銷商於包銷協議項下之一切責任即告終止，任何訂約方概不得就因包銷協議而產生或與其相關之任何事宜向其他訂約方索償，上文所述1.5%包銷佣金毋須支付予包銷商，公開發售亦不會進行。**

STARLITE

# STARLIGHT INTERNATIONAL HOLDINGS LIMITED
# 升岡國際有限公司*

*(於百慕達註冊成立之有限公司)*

(股份代號：485)

*執行董事：*
劉錫康先生
劉錫淇先生
劉錫澳先生

*非執行董事*
韓相田先生

*獨立非執行董事：*
何厚鏘先生
陳澤仲先生
卓育賢先生

*註冊辦事處：*
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*香港主要營業地點：*
香港
香港仔大道232號
城都工業大廈
5樓

敬啟者：

**按所持每五股股份獲發售四股發售股份之基準**
**以每股發售股份0.12港元(須於接納時繳足)**
**公開發售628,071,062股發售股份**

## 緒言

茲提述該公佈及該通函，內容有關(其中包括)按於記錄日期所持每五股經調整股份獲發售四股發售股份之比例進行建議公開發售、建議股本重組及更改每手買賣單位。於二零一零年六月二十三日，有關公開發售及股本重組之全部決議案已獲批准。本發售章程旨在向 閣下提供公開發售之進一步詳情，包括(i)發售股份之申請程序及付款；(ii)本集團之若干財務資料；及(iii)本集團之一般資料。

* *僅供識別*

## 公開發售

### 發行統計數字

| | | |
|---|---|---|
| 公開發售之基準 | : | 於記錄日期每持有五股經調整股份獲發售四股發售股份 |
| 認購價 | : | 每股發售股份0.12港元 |
| 於最後實際可行日期之已發行股份數目 | : | 785,088,828股股份 |
| 發售股份數目 | : | 628,071,062股發售股份 |
| 劉錫康先生承諾接納或促使接納之發售股份數目 | : | 劉錫康先生已向本公司及包銷商承諾，其將接納並將促使聯繫公司、劉錫淇先生及劉錫澳先生接納其或彼等各自於公開發售項下之配額合共286,687,367股發售股份 |
| 包銷商包銷之發售股份數目 | : | 341,383,695股發售股份，即扣除劉錫康先生承諾接納或促使接納之發售股份數目後之發售股份數目 |

於最後實際可行日期，仍有已授出之購股權尚未行使，該等購股權賦予其持有人權利可認購合共18,256,000股現有股份。劉錫康先生、劉錫淇先生及劉錫澳先生概無於任何購股權中擁有實益權益。

除尚未行使之購股權外，於最後實際可行日期，本公司概無可兑換或交換為股份或附帶權利可認購股份之認股權證、購股權、證券或衍生工具。本公司無意於公開發售完成前發行任何新股份及任何其他證券。

## 不可撤回承諾

劉錫康先生已向本公司及包銷商作出不可撤回承諾：

(i) 促使以劉錫康先生及聯繫公司之名義登記並由彼等實益擁有之282,157,930股經調整股份於刊發公開發售結果之公佈日期前仍以彼等之名義登記並由彼等實益擁有；

(ii) 促使以劉錫淇先生及劉錫澳先生之名義登記並由彼等實益擁有之76,201,281股經調整股份於刊發公開發售結果之公佈日期前仍以彼等之名義登記並由彼等實益擁有；

(iii) 其將接納並將促使聯繫公司、劉錫淇先生及劉錫澳先生接納其或彼等各自於公開發售項下之配額286,687,367股發售股份；及

(iv) 於接納截止時限前交回或促使聯繫公司、劉錫淇先生及劉錫澳先生交回有關發售股份之申請表格，連同應繳股款(將於首次過戶時兑現)，並遵守章程文件所載有關接納及申請之程序。

## 合資格股東

本公司將僅向合資格股東提呈發售股份供其認購。發售章程亦將寄發予除外海外股東及購股權持有人，惟僅供參考。

合資格股東須於記錄日期營業結束時：

(i) 登記成為本公司之股東；及

(ii) 並非除外海外股東。

## 暫停辦理股份過戶登記

本公司已於二零一零年六月十七日(星期四)至二零一零年六月二十三日(星期三)期間(包括首尾兩日)暫停辦理股份過戶登記手續，該期間不會辦理任何股份過戶手續。

**認購價**

每股發售股份之認購價為0.12港元，須於合資格股東接納其於公開發售項下之既定配額時悉數支付。

該認購價較：

(i) 經調整股份於二零一零年五月七日(即最後交易日)在聯交所所報之收市價每股0.30港元折讓約60%；

(ii) 經調整股份於截至及包括二零一零年五月七日(即最後交易日)止最後五個交易日之平均收市價每股約0.31港元折讓約61.29%；

(iii) 經調整股份於截至及包括二零一零年五月七日(即最後交易日)止最後十個交易日之平均收市價每股約0.312港元折讓約61.54%；

(iv) 每股經調整股份資產淨值約0.86港元(根據本公司截至二零零九年三月三十一日止年度之經審核財務報告及緊接公開發售完成前已發行之經調整股份數目計算，並假設概無購股權將獲行使)折讓約86%；

(v) 按於二零一零年五月七日(即最後交易日)在聯交所所報之收市價計算之每股經調整股份理論除權價0.22港元折讓約45.45%；及

(vi) 於最後實際可行日期在聯交所所報收市價每股0.201港元折讓約40.30%。

認購價乃由本公司及包銷商經參考當前市況後經公平磋商協定。經考慮(i)現有股份流通量甚低；(ii)本集團業務於二零零九年財政年度及截至二零零九年九月三十日止六個月中期一直錄得經營虧損；(iii)需集資以供持續經營本集團現有業務；及(iv)較低認購價可吸引更多投資者或股東參與公開發售，執行董事認為，發售股份認購價及折讓水平屬公平合理。

**發售股份之地位**

於配發、發行及繳足股款後，發售股份與於配發及發行發售股份當日之已發行經調整股份在各方面均享有同等權益。於配發、發行及繳足股款後，發售股份之持有人將有權收取於配發及發行發售股份當日或之後所宣派、作出或派付之所有日後股息及分派。於本公司之股份過

戶登記分處買賣發售股份須繳付香港印花稅。發售股份將以每手10,000股經調整股份為單位進行買賣。

**向海外股東提呈發售**

章程文件將不會根據香港及百慕達以外之任何司法權區之適用證券法例登記。

經審閱本公司於記錄日期之股東名冊後，本公司注意到以海外地址登記之股東位於澳洲、加拿大、印尼、澳門、馬來西亞及英國。

本公司已遵守上市規則第13.36(2)(a)條，並查詢有關向海外股東提呈發售股份之可行性，諸如向海外股東發行發售股份是否觸犯相關海外地區之適用證券法例或相關機構或證券交易所之規定等。

董事基於加拿大及馬來西亞法律顧問提供之法律意見，在缺乏登記證明或其他特別手續之情況下向登記地址為加拿大及馬來西亞之海外股東提呈發售股份，將屬或可能屬非法或不切實際。因此，董事認為顧及海外股東登記地址所在地區法例之法律限制或當地相關監管機構或證券交易所之規定，不向登記地址為加拿大及馬來西亞之海外股東提呈發售股份屬必要或適宜。董事已行使彼等根據細則獲授之酌情權，排除該等海外股東參與公開發售。

根據澳洲、印尼、澳門及英國法律顧問提供之法律意見，(i)有關司法權區之適用法例或任何有關監管機構或證券交易所之規定對在有關司法權區向海外股東提呈公開發售並無法定限制；或(ii)本公司將獲豁免根據有關司法權區之適用法例及規例向有關監管機構取得批准及／或登記章程文件，原因為本公司將符合有關司法權區之相關豁免規定。因此，將向登記地址為澳洲、印尼、澳門及英國之海外股東提呈公開發售。本公司將向該等海外股東寄發章程文件。

有意申請認購公開發售股份而位於香港以外之任何人士(包括但不限於代名人、代理及受託人)有責任使其全面遵守有關地區或司法權區之法例及規例，包括取得任何政府或其他同意，並支付與此有關之任何稅項、印花稅及該地區或司法權區須支付之其他款項。任何人士對

公開發售股份之任何申請將被視為該等人士對本公司構成聲明及保證彼等已遵守該等當地法例及規例。合資格股東如有疑問，應諮詢彼等之專業顧問。

本公司將向除外海外股東寄發發售章程，惟僅供參考。本公司不會向除外海外股東寄發申請表格。

**發售股份之零碎配額**

本公司將不會配發零碎發售股份，而會彙集碎股。彙集零碎發售股份而產生之任何發售股份將由包銷商接納。

**不得申請額外發售股份**

董事認為，公開發售令合資格股東可維持彼等各自於本公司之持股比例並參與本集團之日後發展壯大。董事認為，不向股東提呈任何額外申請屬公平合理，並符合本公司及股東之整體利益。

經與包銷商公平磋商後，並考慮到在無額外申請之情況下相關行政成本亦會較低，本公司遂決定，合資格股東無權申請超出彼等既定配額之任何發售股份。合資格股東並未接納之任何發售股份及除外海外股東根據公開發售原應獲配給之發售股份將由包銷商接納。

**發售股份之股票**

待公開發售之條件達成後，將就全部繳足股款之發售股份向已接納及申請(倘適用)發售股份並繳付股款之合資格股東發行一張股票，股票預期將於二零一零年七月二十一日(星期三)或之前以平郵寄發，郵誤風險概由彼等自行承擔。

**申請上市**

本公司已向聯交所上市委員會申請批准發售股份上市及買賣。

待發售股份獲批准於聯交所上市及買賣且符合香港結算之股份收納規定後，發售股份將獲香港結算接納為合資格證券，可於發售股份開始買賣日期或香港結算釐定之其他日期起在中央結算及交收系統記存、結算及交收。聯交所參與者於任何交易日之交易須於其後之第二個交易日在中央結算及交收系統內進行交收。所有中央結算及交收系統之活動均須遵守不時生效之

中央結算及交收系統一般規則及中央結算及交收系統運作程式規則進行。有關結算安排及該等安排如何影響彼等之權利及權益詳情，投資者應諮詢彼等之股票經紀或其他專業顧問之意見。

於本公司香港股東名冊分冊登記之發售股份，將須繳納香港印花稅，並以每手10,000股為買賣單位。

## 包銷安排

### 包銷協議

日期：二零一零年五月七日(交易時段結束後)

公開發售乃全數包銷。根據包銷協議及遵照其條款及條件，包銷商已同意按下列比例(此乃由本公司與包銷商經公平磋商協定)全數包銷不少於341,383,695股包銷股份但不多於355,988,495股包銷股份：

| 包銷商 | 佔包銷股份百分比 | 包銷之發售股份數目上限 |
|---|---|---|
| 包銷商甲 | 22.5% | 80,097,412 |
| 包銷商乙 | 14% | 49,838,389 |
| 包銷商丙 | 11% | 39,158,734 |
| 包銷商丁 | 17% | 60,518,044 |
| 包銷商戊 | 35.5% | 126,375,916 |

包銷協議規定，包銷商須認購合資格股東並未接納之包銷股份。公開發售並非由日常業務包括包銷之財務機構包銷，而是由並非從事包銷之人士所組成之包銷商包銷。本公司曾與一間日常業務包括包銷之財務機構協商，亦已就包銷公開發售與其他財務機構接洽，惟認為該等財務機構提供之條件遜於包銷商所提供之條件。

本公司將就公開發售向包銷商支付全部合理法律費用及包銷商之其他合理實報實銷開支，並就各包銷商同意認購之包銷股份支付相當於總認購價1.5%之包銷佣金。

董事認為個人包銷商收取之佣金數額低於專業包銷商通常收取之數額，故包銷協議之條款及佣金數額符合市場慣例，且本公司及包銷商均認為符合合理商業原則。

就董事作出一切合理查詢後所知、所悉及所信，每位包銷商為獨立於其他包銷商、本公司或其任何附屬公司之董事、主要行政人員或主要股東或任何彼等之聯繫人士且與彼等概無關連之第三方，且並非與任何股東一致行動。

**公開發售條件**

公開發售須待(其中包括)下列條件達成後，方可作實：

(i) 獨立股東於股東特別大會上通過普通決議案(須以投票方式表決)批准公開發售；

(ii) 股東於股東特別大會上通過特別決議案(須以投票方式表決)批准股本重組且股本重組已生效；

(iii) 實施股本重組符合上市規則之有關程序及規定以及公司法第46(2)條之規定，包括(i)於股本重組生效日期前不多於三十日但不少於十五日內在百慕達指定報章刊發有關股本重組之通告；及(ii)於股本重組生效日期，並無合理根據相信本公司現時(或於股本重組後)會無法支付到期負債；

(iv) 聯交所上市委員會批准因股本重組而發行之經調整股份上市及買賣；

(v) 不遲於發售章程寄發日期，分別向聯交所及香港公司註冊處處長送呈一份由兩名董事(或彼等以書面正式授權之代理)正式簽署且已獲董事透過決議案批准之各章程文件(及所有其他須隨附之文件)之副本，以分別取得批准及登記，並於其他方面遵守上市規則及公司條例之規定；

(vi) 公開發售及其項下擬進行之交易並無根據收購守則第26條被視為強制性全面收購建議；

(vii) 於發售章程寄發日期或之前向合資格股東寄發章程文件，及向除外海外股東(如有)寄發發售章程及協定形式之函件，解釋彼等不獲准參與公開發售之情況，惟僅供參考；

(viii) 聯交所上市委員會批准或同意批准(於配發後方可作實)發售股份上市及買賣，且截至發售股份買賣首日並無撤回或撤銷有關批准；

(ix) 向百慕達公司註冊處處長送交一份由全體董事或一名董事(代表全體董事)正式簽署之各章程文件(及所有其他須隨附之文件)之副本，並於其他方面遵守公司法之規定；

(x) 本公司遵守及履行包銷協議條款下之所有承諾及責任；

(xi) 包銷商遵守及履行包銷協議條款下之所有承諾及責任；及

(xii) 劉錫康先生遵守及履行包銷協議條款下之所有承諾及責任。

上述條件概不得豁免。倘包銷協議下之公開發售條件並無於包銷協議指定之有關日期及時間(或包銷商與本公司根據包銷協議可能就各條件書面協定之有關較後日期或時間)達成，則包銷協議將告終止，任何訂約方概不得就成本、損失或其他事項向其他方索償，惟先前違約則作別論。倘包銷協議根據其條款終止，則公開發售將不會進行。

於最後實際可行日期，條件(i)、(ii)、(iii)及(iv)已獲達致。

## 進行公開發售之理由及所得款項用途

本公司主要從事一系列電子產品設計、製造及銷售及證券買賣。

執行董事認為，鑑於近期經濟環境，以長期資金(股權形式尤為可取)為本集團長遠發展融資乃審慎之舉。董事亦認為股本融資之財務成本將低於債務融資。

鑑於配售新股份對股東權益之攤薄效應，及並非全體股東可平等參與此類配售，故執行董事認為公開發售符合本公司及股東之最佳利益。公開發售可擴大資本基礎並增加本公司股份之流通量，亦為股東參與本公司發展之良機。

扣除公開發售所有必要開支約2,460,000港元(包括包銷商佣金約610,000港元、本公司專業及法律顧問費用約1,650,000港元及印刷與翻譯費約200,000港元)後，預期公開發售所得款項淨額不會少於約72,910,000港元惟不超過74,660,000港元，將撥作本集團日常業務之營運資金，以及撥作有關Polaroid特許權之業務所需資金。

於二零一零年三月二十二日，本集團之全資附屬公司(作為特許權承授人(「特許權承授人」))與一間於美利堅合眾國註冊成立之公司(作為特許人(「特許人」))訂立特許權協議(「特許權協議」)，根據特許權協議之條款，特許權承授人將開發一系列Polaroid品牌電子消費品(「該等產品」)，特許人將授予特許權承授人於美利堅合眾國及加拿大(「該地區」)之有限、獨家及不可轉讓權利及特許權以(i)僅使用若干特許標誌於該地區採購、製造、包裝及向零售商分銷、推廣及售賣該等產品，及(ii)授予零售商於該地區轉售該等產品之權利。根據特許權協議，特許權承授人應向特許人支付專利權費。

該等特許權協議於二零一零年三月起生效，及將於五年內維持十足效力(除非根據特許權協議提早終止)，特許權協議項下之特許權可重續兩(2)個額外五年期。

## 買賣股份之風險警告

**公開發售須待(其中包括)上文「包銷安排」一節「公開發售條件」分節所述條件達成後，方可作實。此外，誠如上文「包銷安排」一節「公開發售條件」分節所述，在若干情況下，包銷商甲有權代表包銷商根據包銷協議條款終止包銷協議。因此，公開發售不一定會進行。**

**自最後實際可行日期起至公開發售所有條件達成當日止，所有股份買賣均會承受公開發售可能並未成為無條件或未必進行之風險。謹此建議任何股東或牽涉股份買賣之其他人士諮詢彼等之專業顧問。**

## 股權架構之變動

公開發售前後本公司之股權架構如下：

(i) 假設未行使之購股權於記錄日期前未獲行使。

| | 於最後實際可行日期 | | 緊隨公開發售完成後（假設全體股東已全面認購彼等於公開發售項下之配額） | | 緊隨公開發售完成後（假設概無股東認購彼等於公開發售項下之配額） | |
|---|---|---|---|---|---|---|
| *股東名稱* | *現有股份數目* | *%* | *經調整股份數目* | *%* | *經調整股份數目* | *%* |
| **主要股東：** | | | | | | |
| 劉錫康先生 *(附註1及4)* | 99,823,029 | 12.71 | 179,681,452 | 12.71 | 179,681,452 | 12.71 |
| 劉錫淇先生 *(附註2及4)* | 38,693,836 | 4.93 | 69,648,904 | 4.93 | 69,648,904 | 4.93 |
| 劉錫澳先生 *(附註3及4)* | 37,507,445 | 4.78 | 67,513,401 | 4.78 | 67,513,401 | 4.78 |
| K.K. Nominees Limited *(附註5)* | 3,165,277 | 0.40 | 5,697,498 | 0.40 | 5,697,498 | 0.40 |
| Wincard Management Services Limited *(附註6)* | 10,100,415 | 1.29 | 18,180,747 | 1.29 | 18,180,747 | 1.29 |
| Philip Lau Holding Corporation *(附註7)* | 169,069,209 | 21.54 | 304,324,576 | 21.54 | 304,324,576 | 21.54 |
| 李裕章先生 | 42,140,878 | 5.37 | 75,853,580 | 5.37 | 42,140,878 | 2.98 |
| 小計 | 400,500,089 | 51.01 | 720,900,158 | 51.01 | 687,187,456 | 48.63 |

| 股東名稱 | 於最後實際可行日期 現有股份數目 | % | 緊隨公開發售完成後（假設全體股東已全面認購彼等於公開發售項下之配額） 經調整股份數目 | % | 緊隨公開發售完成後（假設概無股東認購彼等於公開發售項下之配額） 經調整股份數目 | % |
|---|---|---|---|---|---|---|
| **董事：** | | | | | | |
| 卓育賢先生 | 770,000 | 0.10 | 1,386,000 | 0.10 | 770,000 | 0.05 |
| 韓相田先生 | 206,769 | 0.03 | 372,184 | 0.03 | 206,769 | 0.01 |
| **包銷商：** | | | | | | |
| 包銷商甲 | – | – | – | – | 76,811,331 | 5.44 |
| 包銷商乙 | – | – | – | – | 47,793,717 | 3.38 |
| 包銷商丙及其聯繫人士 *（附註8）* | 4,332,500 | 0.55 | 7,798,500 | 0.55 | 41,884,707 | 2.96 |
| 包銷商丁 | – | – | – | – | 58,035,228 | 4.11 |
| 包銷商戊 | – | – | – | – | 121,191,212 | 8.58 |
| **公眾股東：** | | | | | | |
| 公眾股東 | 379,279,470 | 48.31 | 682,703,048 | 48.31 | 379,279,470 | 26.84 |
| **總計** | 785,088,828 | 100.00 | 1,413,159,890 | 100.00 | 1,413,159,890 | 100.00 |

*附註1：* 劉錫康先生為主席兼執行董事。

*附註2：* 劉錫淇先生為執行董事及劉錫康先生及劉錫澳先生之胞兄弟。

*附註3：* 劉錫澳先生為執行董事及劉錫康先生及劉錫淇先生之胞兄弟。

*附註4：* 根據收購守則，劉錫康先生、劉錫淇先生及劉錫澳先生被視為一致行動人士，因此，彼等被視為擁有各自持有之現有股份及經調整股份之權益。

*附註5：* K.K. Nominees Limited由劉錫康先生、劉錫淇先生及劉錫澳先生全資實益擁有。劉錫康先生、劉錫淇先生及劉錫澳先生被視為擁有K.K. Nominees Limited擁有之現有股份及經調整股份之權益。

*附註6：* Wincard Management Services Limited由劉錫康先生、劉錫淇先生及劉錫澳先生全資實益擁有。劉錫康先生、劉錫淇先生及劉錫澳先生被視為擁有Wincard Management Services Limited擁有之現有股份及經調整股份之權益。

*附註7：* Philip Lau Holding Corporation由一全權信託基金實益擁有，該全權信託基金之受益人包括劉錫康先生及其聯繫人士。劉錫康先生被視為擁有Philip Lau Holding Corporation擁有之現有股份及經調整股份之權益。

*附註8：* 該等股份由Timemate Industries Ltd.實益擁有，該公司由包銷商丙實益擁有75%權益。因此，包銷商丙被視為擁有Timemate Industries Ltd.實益擁有之現有股份及經調整股份之權益。

## 調整購股權之行使價及數目

未行使購股權之行使價及數目或須根據購股權計劃相關條款作出調整。

根據購股權計劃，倘本公司股本架構透過溢利或儲備資本化、供股、合併、拆細或削減本公司股本(為於購股權仍可行使時作為支付交易之代價而發行股份除外)而出現任何變動，經獨立財務顧問或本公司核數師證實當時屬公平合理及符合購股權計劃規定之有關相應改動(如有)須於股份數目(惟受到當時尚未行使之購股權所規限)及／或認購價方面作出，惟不得作出可導致以低於面值發行股份或致使承授人所佔本公司之已發行股本比例與以前不同之變動。

本公司將盡快指示獨立財務顧問或其核數師審閱及核實該等調整之基準。本公司將就此另行刊發公佈。

## 本公司過往十二個月之集資活動

緊接本發售章程日期前十二個月，本公司並無進行任何集資活動。

## 申請手續

### 申請發售股份

本發售章程隨附申請表格，賦予應得之合資格股東權利申請申請表格內所示之發售股份數目，股款須於最後接納時間前繳足。合資格股東務請注意，彼等可以申請之發售股份之數目，最多為申請表格所列之數目。

合資格股東如欲申請申請表格所指定彼等可獲配發之全部發售股份或申請任何數目少於公開發售下彼等配額之發售股份數目，必須根據申請表格印備之指示，於二零一零年七月十四日下午四時正前填妥及簽署表格，連同彼等就所申請該等數目之發售股份應付之全數金額，一併交回卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。所有發售股份之股款須以港幣支付，而支票或銀行本票須由香港持牌銀行賬戶以「**只准入抬頭人賬戶**」劃線方式開出，註明抬頭人為「**Starlight International Holdings Limited – Open Offer**

**Account**」。務請注意，除非申請表格正式填妥及簽署，連同適當股款於二零一零年七月十四日(星期三)下午四時正前送交卓佳秘書商務有限公司，否則公開發售項下有關合資格股東各自之權利及有關之所有權利將視作已被放棄及將予註銷。

申請表格載有關於倘合資格股東欲接納全部或部分其保證配額時所須辦理手續之進一步資料。

隨同已填妥之申請表格一起的所有支票及銀行本票將於收訖後即時兑現，而自該等股款所賺取之全部利息(如有)將撥歸本公司所有。填妥及送交申請表格連同支票及／或銀行本票，即代表申請人保證有關支票及／或銀行本票將會於首次兑現時承兑。在不影響本公司之其他有關權利下，本公司保留拒絕之權利及據此給予之一切有關權利將被視作放棄及予以註銷。

申請表格僅供姓名載於申請表格內之人士使用，並不可轉讓。本公司不會就收到任何接納款項發出收據。

倘包銷協議條件未能滿足及／或包銷協議根據其條款於終止截止時間前予以終止，則就接納發售股份所收取之股款將於切實可行的範圍內，盡快透過支票以平郵方式不計利息寄往本公司股東名冊所載的相關地址，退還予合資格股東(倘為聯名申請人，則為名列首位人士)，郵誤風險概由彼等承擔。

合資格股東如對申請、持有、出售或買賣發售股份之有關税項有任何疑問，建議諮詢彼等之專業顧問。務請注意，本公司、董事或參與公開發售之任何其他各方對發售股份持有人因申請、持有、出售或買賣發售股份而招致之任何税項影響或負債，概不承擔責任。

**其他資料**

敬希垂注本發售章程各附錄所載之資料。

此致

*列位股東* 台照

承董事局命
**升岡國際有限公司***
*主席*
**劉錫康**

二零一零年六月二十九日

## 綜合損益表

| | 附註 | 截至3月31日止年度 2007年 千港元 | 2008年 千港元 | 2009年 千港元 | 截至9月30日止6個月 2009年 千港元 |
|---|---|---|---|---|---|
| 營業額 | 5 | 2,434,241 | 2,199,033 | 1,281,062 | 389,549 |
| 銷售成本 | | (1,951,018) | (1,666,311) | (1,024,197) | (317,443) |
| 毛利 | | 483,223 | 532,722 | 256,865 | 72,106 |
| 其他收入 | 6 | 25,709 | 22,194 | 30,357 | 14,386 |
| 分銷成本 | | (213,620) | (295,479) | (186,529) | (55,048) |
| 行政費用 | | (170,154) | (168,461) | (167,473) | (55,619) |
| 投資物業之公平價值(減少)增加 | 13 | 3,322 | 27,531 | (16,736) | 5,051 |
| 衍生金融工具之公平價值增加 | | 3,576 | 2,599 | 1,667 | – |
| 指定為按公平價值計入損益之金融資產之公平價值減少 | | 1,120 | (2,167) | (1,591) | – |
| 持作買賣之投資之公平價值減少 | | 1,949 | (7,976) | (12,868) | – |
| 已確認可供出售投資之減值虧損 | | (150) | – | – | – |
| 被視為出售附屬公司部份權益之(虧損)溢利 | 35 | 10,194 | 279 | (150) | – |
| 出售一家附屬公司之溢利 | | 99 | – | – | – |
| 融資成本 | 7 | (26,975) | (47,590) | (22,528) | (5,034) |
| 應佔聯營公司溢利 | | 1,613 | 373 | 578 | 461 |
| 除税前(虧損)溢利 | 8 | 119,906 | 64,025 | (118,408) | (23,697) |
| 税項 | 10 | (9,715) | (18,531) | (1,280) | (1,044) |
| 本年度(虧損)溢利 | | 110,191 | 45,494 | (119,688) | (24,741) |
| 下列人士應佔： | | | | | |
| 本公司股東 | | 105,196 | 45,914 | (110,186) | (17,675) |
| 少數股東權益 | | 4,995 | (420) | (9,502) | (7,066) |
| | | 110,191 | 45,494 | (119,688) | (24,741) |
| 年內已確認為分派之股息 | 11 | | | | |
| －2009年中期股息：無(2008年：每股4.8港仙) | | 34,466 | 37,938 | – | – |
| －2008年末期股息：無(2008年：2007年末期股息每股3.5港仙) | | 22,735 | 27,677 | – | – |
| | | 57,201 | 65,615 | – | – |
| 建議末期股息：無(2008年：無) | 11 | 27,677 | – | – | – |
| | | 港仙 | 港仙 | 港仙 | 港仙 |
| 每股(虧損)盈利 | 12 | | | | |
| －基本 | | 13.80 | 5.81 | (14.03) | (2.25) |
| －攤薄 | | 13.50 | 5.75 | 不適用 | 不適用 |

## 綜合資產負債表

| | 附註 | 於3月31日<br>2007年<br>千港元 | 2008年<br>千港元 | 2009年<br>千港元 | 於9月30日<br>2009年<br>千港元 |
|---|---|---|---|---|---|
| 非流動資產 | | | | | |
| 投資物業 | 13 | 81,121 | 108,652 | 91,916 | 91,916 |
| 物業、廠房及設備 | 14 | 305,842 | 298,575 | 272,565 | 258,462 |
| 預付租賃款項 | 15 | 4,136 | 65,062 | 63,676 | 3,835 |
| 產品發展成本 | 16 | 954 | 607 | 260 | 87 |
| 商譽 | 17 | 25,494 | 27,671 | 26,541 | 26,541 |
| 應佔聯營公司權益 | 19 | 8,200 | 8,573 | 8,071 | 8,532 |
| 可供出售之投資 | 20 | 24,075 | 24,052 | 24,048 | 24,052 |
| 遞延税項資產 | 30 | 1,263 | 7,542 | 5,918 | 5,918 |
| 收購土地使用權之按金 | | 14,711 | – | – | – |
| | | 465,796 | 540,734 | 492,995 | 419,343 |
| 流動資產 | | | | | |
| 存貨 | 22 | 451,244 | 543,606 | 402,471 | 456,742 |
| 應收賬項、按金及預付款項 | 23 | 343,704 | 269,025 | 181,451 | 334,181 |
| 預付租賃款項 | 15 | 121 | 1,386 | 1,386 | 121 |
| 應收關連人士賬項 | | 17,196 | – | – | – |
| 應收聯營公司賬項 | 24 | 3,989 | 3,989 | 2,945 | 2,989 |
| 可收回税項 | | 11,659 | 9,852 | 4,919 | 2,564 |
| 持作買賣之投資 | 25 | 25,613 | 20,381 | 6,955 | 11,941 |
| 衍生金融工具 | 21 | 480 | 120 | – | – |
| 指定為按公平價值計入損益之金融資產 | 21 | 20,795 | 8,149 | 798 | 564 |
| 銀行結存及現金 | 26 | 92,401 | 77,068 | 103,572 | 132,938 |
| | | 967,202 | 933,576 | 704,497 | 942,040 |
| 流動負債 | | | | | |
| 應付賬項及應計費用 | 27 | 273,829 | 176,212 | 185,227 | 314,022 |
| 應付聯營公司賬項 | 24 | 2,809 | 2,809 | 2,809 | 2,809 |
| 衍生金融工具 | 21 | 438 | 518 | 50 | 532 |
| 應付税項 | | 4,752 | 16,603 | 1,797 | 2,114 |
| 於一年內到期之貸款 | 28 | 329,515 | 430,160 | 302,309 | 363,106 |
| 銀行透支 | 29 | 1,722 | 8,171 | – | 23 |
| | | 613,065 | 634,473 | 492,192 | 682,606 |
| 流動資產淨值 | | 354,137 | 299,103 | 212,305 | 259,434 |
| 總資產減流動負債 | | 819,933 | 839,837 | 705,300 | 678,777 |

| | 附註 | 於3月31日<br>2007年<br>千港元 | 2008年<br>千港元 | 2009年<br>千港元 | 於9月30日<br>2009年<br>千港元 |
|---|---|---|---|---|---|
| 非流動負債 | | | | | |
| 遞延税項負債 | 30 | 7,583 | 5,171 | 5,821 | 5,821 |
| 於一年後到期之貸款 | 28 | – | 34,890 | 23,782 | 18,227 |
| | | 7,583 | 40,061 | 29,603 | 24,048 |
| 資產淨值 | | 812,350 | 799,776 | 675,697 | 654,729 |
| 股本及儲備 | | | | | |
| 股本 | 31 | 315,043 | 316,151 | 314,035 | 314,035 |
| 儲備 | | 482,074 | 465,588 | 351,065 | 336,851 |
| 本公司股東應佔權益 | | 797,117 | 781,739 | 665,100 | 650,886 |
| 上市附屬公司之購股權儲備 | | 66 | 253 | 392 | 392 |
| 少數股東權益 | | 15,167 | 17,784 | 10,205 | 3,451 |
| 總權益 | | 812,350 | 799,776 | 675,697 | 654,729 |

## 綜合權益變動表

*截至2009年3月31日止年度*

| | 股本 | 股份溢價 | 合併儲備 | 商譽儲備 | 投資重估儲備 | 其他物業重估儲備 | 換算儲備 | 購股權儲備 | 股本贖回儲備 | 累計溢利 | 本公司股東應佔權益 | 上市附屬公司之購股權儲備 | 少數股東權益 | 總計 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* |
| 於2007年4月1日 | 315,043 | 100,393 | 37,138 | (3,688) | (59) | 2,007 | 9,726 | 3,765 | 51,786 | 281,006 | 797,117 | 66 | 15,167 | 812,350 |
| 可供出售投資公平價值減少 | - | - | - | - | (23) | - | - | - | - | - | (23) | - | - | (23) |
| 兌換海外業務所產生之匯兌差額 | - | - | - | - | - | - | (147) | - | - | - | (147) | - | 513 | 366 |
| 在股本權益直接確認之收入及支出之淨額 | - | - | - | - | (23) | - | (147) | - | - | - | (170) | - | 513 | 343 |
| 本年度溢利 | - | - | - | - | - | - | - | - | - | 45,914 | 45,914 | - | (420) | 45,494 |
| 本年度總確認收入及支出 | - | - | - | - | (23) | - | (147) | - | - | 45,914 | 45,744 | - | 93 | 45,837 |
| | 315,043 | 100,393 | 37,138 | (3,688) | (82) | 2,007 | 9,579 | 3,765 | 51,786 | 326,920 | 842,861 | 66 | 15,260 | 858,187 |
| 收購附屬公司額外權益 | - | - | - | - | - | - | - | - | - | - | - | - | 2,183 | 2,183 |
| 附屬公司少數股東注資 | - | - | - | - | - | - | - | - | - | - | - | - | 626 | 626 |
| 被視為出售附屬公司部份權益 | - | - | - | - | - | - | - | - | - | - | - | - | (285) | (285) |
| 確認以權益結算以股份支付之付款 | - | - | - | - | - | - | - | 125 | - | - | 125 | 187 | - | 312 |
| 因行使購股權而發行股份 | 1,264 | 2,376 | - | - | - | - | - | (337) | - | - | 3,303 | - | - | 3,303 |
| 發行股份作為以股代息 | 1,910 | 6,859 | - | - | - | - | - | - | - | (8,769) | - | - | - | - |
| 購回股份 | (2,066) | - | - | - | - | - | - | - | 2,066 | (7,704) | (7,704) | - | - | (7,704) |
| 已付股息 | - | - | - | - | - | - | - | - | - | (56,846) | (56,846) | - | - | (56,846) |
| 於2008年3月31日 | 316,151 | 109,628 | 37,138 | (3,688) | (82) | 2,007 | 9,579 | 3,553 | 53,852 | 253,601 | 781,739 | 253 | 17,784 | 799,776 |
| 兌換海外業務所產生之匯兌差額及支出在股本權益直接確認 | - | - | - | - | - | - | (5,252) | - | - | - | (5,252) | - | (492) | (5,744) |
| 本年度虧損 | - | - | - | - | - | - | - | - | - | (110,186) | (110,186) | - | (9,502) | (119,688) |
| 本年度總確認收入及支出 | - | - | - | - | - | - | (5,252) | - | - | (110,186) | (115,438) | - | (9,994) | (125,432) |
| | 316,151 | 109,628 | 37,138 | (3,688) | (82) | 2,007 | 4,327 | 3,553 | 53,852 | 143,415 | 666,301 | 253 | 7,790 | 674,344 |
| 收購／被視為收購附屬公司額外權益 | - | - | - | - | - | - | - | - | - | - | - | - | (656) | (656) |
| 附屬公司少數股東注資 | - | - | - | - | - | - | - | - | - | - | - | - | 3,426 | 3,426 |
| 被視為出售附屬公司部份權益 | - | - | - | - | - | - | - | - | - | - | - | - | (355) | (355) |
| 確認以權益結算以股份支付之付款 | - | - | - | - | - | - | - | 3 | - | - | 3 | 139 | - | 142 |
| 購回股份 | (2,116) | - | - | - | - | - | - | - | 2,116 | (1,204) | (1,204) | - | - | (1,204) |
| 於2009年3月31日 | 314,035 | 109,628 | 37,138 | (3,688) | (82) | 2,007 | 4,327 | 3,556 | 55,968 | 142,211 | 665,100 | 392 | 10,205 | 675,697 |

## 綜合現金流量表

*截至2009年3月31日止年度*

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 營運產生之現金流量 | | |
| 除税前(虧損)溢利 | (118,408) | 64,025 |
| 調整： | | |
| 應佔聯營公司溢利 | (578) | (373) |
| 產品發展成本攤銷 | 347 | 347 |
| 撥回預付租賃款項 | 1,386 | 1,070 |
| 物業、廠房及設備折舊 | 53,514 | 55,198 |
| 投資物業之公平價值減少(增加) | 16,736 | (27,531) |
| 持作買賣之投資之公平價值減少 | 12,868 | 7,976 |
| 衍生金融工具之公平價值增加 | (1,667) | (2,599) |
| 指定為按公平價值計入損益之金融資產之公平價值減少 | 1,591 | 2,167 |
| 已確認可供出售投資之減值虧損 | 4 | – |
| 已確認商譽之減值虧損 | 1,569 | – |
| 持作買賣之投資之股息收益 | (359) | (1,434) |
| 贖回股份之經紀佣金 | 14 | 44 |
| 股本結算之股份付款 | 142 | 312 |
| 利息開支 | 22,528 | 47,590 |
| 利息收益 | (525) | (4,342) |
| 出售物業、廠房及設備之溢利 | (15,268) | (10) |
| 陳舊及滯銷之存貨撥備淨額 | 10,451 | 1,648 |
| 呆賬撥備 | 14,436 | 5,961 |
| 被視為出售附屬公司部份權益之虧損(溢利) | 150 | (279) |
| 集團公司往來賬匯率變動之影響 | (5,744) | 353 |

| | 2009年<br>千港元 | 2008年<br>千港元 |
|---|---|---|
| 營運資金變動前之 | | |
| 營運產生現金流量 | (6,813) | 150,123 |
| 存貨減少(增加) | 130,684 | (94,010) |
| 應收賬項、按金及預付款項減少 | 94,478 | 68,718 |
| 應收聯營公司賬項減少 | 1,049 | – |
| 持作買賣之投資減少(增加) | 558 | (2,744) |
| 衍生金融工具減少 | 1,319 | 3,039 |
| 指定為按公平價值計入損益 | | |
| 之金融資產減少 | 5,760 | 10,479 |
| 應付賬項及應計費用 | | |
| 增加(減少) | 9,015 | (97,617) |
| 營運產生之現金 | 236,050 | 37,988 |
| 持作買賣投資之股息收益 | 359 | 1,434 |
| 已付香港利得稅 | (10,509) | (10,165) |
| 已付其他司法權區稅項 | (2,627) | (6,239) |
| 其他司法權區稅項退回 | 4,257 | 2,840 |
| 經營業務所得之現金淨額 | 227,530 | 25,858 |
| 投資活動之現金流量 | | |
| 附屬公司少數股東注資 | 3,426 | 626 |
| 已收聯營公司股息 | 1,080 | – |
| 出售物業、廠房及設備 | | |
| 所得款項 | 1,000 | 685 |
| 已收利息 | 525 | 4,342 |
| 購買物業、廠房及設備 | (34,576) | (48,593) |
| 收購附屬公司額外權益 | (1,600) | – |
| 墊款予聯營公司 | (5) | – |
| 關連人士還款 | – | 17,196 |
| 預付租賃款項 | – | (48,550) |
| 投資業務所用之現金淨額 | (30,150) | (74,294) |

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 融資活動之現金流量 | | |
| 債權貼現貸款之所得款項淨額 | 16,349 | 11,853 |
| 信託收據及入口貸款及有關具追索權貼現票據之貸款(還款)所得款項淨額 | (129,452) | 18,037 |
| 已付銀行及其他貸款利息 | (22,528) | (47,590) |
| 短期貸款(還款)所得款項淨額 | (15,468) | 56,867 |
| 償還銀行貸款 | (10,388) | (1,222) |
| 購回股份(包括經紀佣金) | (1,218) | (7,748) |
| 新增銀行貸款 | – | 50,000 |
| 因行使購股權而發行股份所得款項 | – | 3,303 |
| 已付股息 | – | (56,846) |
| 融資活動(所用)所得之現金淨額 | (162,705) | 26,654 |
| 現金及現金等值之增加(減少)淨額 | 34,675 | (21,782) |
| 年初現金及現金等值金額 | 68,897 | 90,679 |
| 年終現金及現金等值金額 | 103,572 | 68,897 |
| 代表： | | |
| 銀行結存及現金 | 103,572 | 77,068 |
| 銀行透支 | – | (8,171) |
| | 103,572 | 68,897 |

**財務報告附註**

*截至2009年3月31日止年度*

## 1. 概述

本公司為於百慕達註冊成立之獲豁免有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司之註冊辦事處地址及主要營業地點於本年報公司資料內披露。

綜合財務報告乃按本公司之功能貨幣港元呈列。

本公司為投資控股公司，其主要附屬公司從事設計、製造及銷售範圍廣泛之電子產品及證券買賣之業務。

## 2. 採納新增及經修訂之香港財務報告準則

於本年度，本集團已應用下列由香港會計師公會(「香港會計師公會」頒佈現在或已經生效之香港財務報告準則(「香港財務報告準則」)及香港會計準則(「香港會計準則」)之修訂及詮釋(「新訂香港財務報告準則」)。採納新訂香港財務報告準則並無對本會計期間或上一會計期間所編製及呈列之業績及財務狀況造成重大影響。因此，毋須作出前期調整。

| | |
|---|---|
| 香港會計準則第39號及香港財務報告準則第7號(修訂本) | 金融資產重新分類 |
| 香港(國際財務報告詮釋委員會)* －詮釋第12號 | 特許服務權安排 |
| 香港(國際財務報告詮釋委員會) －詮釋第14號 | 香港會計準則第19號－界定福利資產之限制、最低資金要求及彼等之相互關係 |

本集團並無提前應用下列已頒佈但尚未生效之新增及經修訂準則、修訂或詮釋。

| | |
|---|---|
| 香港財務報告準則(修訂本) | 2008年香港財務報告準則之改進[1] |
| 香港財務報告準則(修訂本) | 2009年香港財務報告準則之改進[2] |
| 香港會計準則第1號(經修訂) | 財務報告之呈列[3] |
| 香港會計準則第23號(經修訂) | 借貸成本[3] |
| 香港會計準則第27號(經修訂) | 綜合及獨立財務報告[4] |
| 香港會計準則第32號及第1號(修訂本) | 清盤產生之可沽售金融工具及責任[3] |
| 香港會計準則第39號(修訂本) | 合資格對沖項目[4] |
| 香港財務報告準則第1號及香港會計準則第27號(修訂本) | 投資一家附屬公司、共同控制實體或聯營公司之成本[3] |
| 香港財務報告準則第2號(修訂本) | 歸屬條件及取消[3] |
| 香港財務報告準則第3號(經修訂) | 業務合併[4] |
| 香港財務報告準則第7號(修訂本) | 改善有關金融工具之披露資料[3] |
| 香港財務報告準則第8號 | 經營分類[3] |
| 香港(國際財務報告詮釋委員會) －詮釋第9號及香港會計準則第39號(修訂本) | 內含衍生工具[5] |
| 香港(國際財務報告詮釋委員會) －詮釋第13號 | 長期客戶優惠計劃[6] |
| 香港(國際財務報告詮釋委員會) －詮釋第15號 | 房地產建造協議[3] |
| 香港(國際財務報告詮釋委員會) －詮釋第16號 | 海外業務淨投資對沖[7] |
| 香港(國際財務報告詮釋委員會) －詮釋第17號 | 向擁有人分派非現金資產[4] |
| 香港(國際財務報告詮釋委員會) －詮釋第18號 | 轉讓客戶資產[8] |

[1] 於2009年1月1日或之後開始之年度期間生效，惟香港財務報告準則第5號之修訂於2009年7月1日或之後開始之年度期間生效。
[2] 於2009年1月1日、2009年7月1日及2010年1月1日(按適用)或之後開始之年度期間生效。
[3] 於2009年1月1日或之後開始之年度期間生效。
[4] 於2009年7月1日或之後開始之年度期間生效。
[5] 於2009年6月30日或之後結束之年度期間生效。
[6] 於2008年7月1日或之後開始之年度期間生效。
[7] 於2008年10月1日或之後開始之年度期間生效。
[8] 對於2009年7月1日或之後進行之轉讓生效。

* 國際財務報告詮釋委員會指國際財務報告詮釋委員會。

採用香港財務報告準則第3號(經修訂)可能影響收購日期為2010年4月1日或以後本集團之業務合併之會計方法。香港會計準則第27號(經修訂)將影響本集團於附屬公司權益變動之會計處理。本公司董事預期應用其他新訂或經修訂準則、修訂本或詮釋對本集團之業績或財務狀況並無重大影響。

## 3. 主要會計政策

除若干物業及金融工具按重估金額或公平價值計量(詳情見下文所載會計政策)外，綜合財務報告乃以歷史成本法編製。

綜合財務報告乃根據香港會計師公會頒佈之香港財務報告準則編製。此外，綜合財務報告包括聯交所證券上市規則及香港公司條例規定之適用披露。

**綜合賬目基準**

綜合財務報告包括本公司及受其控制之實體(其附屬公司)之財務報告。倘本公司有權控制該實體之財務及經營政策，以從其活動中獲取利益，則視為擁有控制權。

於本年度內所收購或出售之附屬公司業績乃自收購生效日期起或截至出售生效日期止(按適用情況而定)計入綜合收益表。

收購附屬公司額外權益不會導致控制權變動，因此不屬於香港財務報告準則第3號「業務合併」所界定之業務合併。收購成本超出所收購額外權益之附屬公司資產及負債賬面值之款項則確為商譽。

所有集團內公司間交易、結餘、收入及開支已於綜合賬目時抵銷。

於綜合附屬公司資產淨值之少數股東權益與本集團之應佔綜合附屬公司權益分開呈列。資產淨值之少數股東權益包括於原有業務合併日期有關權益金額，以及自合併日期以來少數股東應佔權益變動。少數股東應佔虧損超過少數股東應佔附屬公司權益之差額分配予本集團權益，惟少數股東有具約束力之責任並有能力作出額外投資以彌補該等虧損則除外。

**業務合併**

收購附屬公司以購買法入賬。收購成本按於交換日期給予資產之公平價值、所產生或承擔之負債及本集團為換取所收購公司之控制權而發行之股本票據之總和計量，另加業務合併直接應佔之任何成本。根據香港財務報告準則第3號，符合確認條件之所收購公司之可識別資產、負債及或然負債，於收購日期按公平價值確認。

收購產生之商譽乃確認為資產，初步按成本計量，即業務合併成本超過本集團於已確認之可識別資產、負債及或然負債公平淨值之權益的數額。於重估後，倘本集團於所收購公司之可識別資產、負債及或然負債之公平淨值之權益超過業務合併成本，則超出之數額即時於損益內確認。

所收購公司之少數股東權益初步按少數股東所佔已確認資產、負債及或然負債之公平淨值比例計量。

**商譽**

*於2005年1月1日前因收購所產生商譽*

協議日期為2005年1月1日前收購其他實體之資產淨值及業務所產生之商譽，乃指收購成本超出本集團於收購當日在有關附屬公司可識別資產及負債公平價值權益之差額。

於2001年4月1日前因收購產生之商譽繼續撥入儲備，並將於出售與該商譽有關之業務或與該商譽有關之現金產生單位出現減值時，轉撥至累計溢利。

就於2001年4月1日或之後因收購其他實體之資產淨值及業務所產生已撥充資本之商譽而言，本集團自2005年4月1日起已終止攤銷，而有關商譽會每年及於有跡象顯示與商譽相關之現金產生單位可能出現減值時檢測減值(詳見下文會計政策)。

*於2005年1月1日後因收購所產生商譽*

協議日期為2005年1月1日或之後收購業務所產生商譽，乃指收購成本超出本集團於收購當日在有關附屬公司可識別資產、負債及或然負債公平價值權益的差額。有關商譽按成本值減任何累計減值虧損列賬。

收購附屬公司所產生已撥充資本之商譽於綜合資產負債表分開呈列。

就檢測減值而言，收購所產生商譽分配予預期會受惠於收購協同效益之各相關現金產生單位或現金產生單位組別。獲分配商譽之現金產生單位會每年及於有跡象顯示有關單位可能出現減值時檢測減值。就於財政年度內進行收購所產生商譽而言，獲分配商譽之現金產生單位會於該財政年度結束前檢測減值。當現金產生單位之可收回金額少於該單位賬面值時，減值虧損會首先分配至減少該單位獲分配之任何商譽賬面值，繼而以該單位內各資產之賬面值為基準按比例分配至該單位內其他資產。任何商譽減值虧損於綜合收益表直接確認。商譽減值虧損不會於往後期間撥回。

其後出售有關現金產生單位時，在釐定其出售溢利或虧損金額時須計入應佔已撥充資本商譽。

**於聯營公司之權益**

聯營公司指投資者對其擁有重大影響力之實體，且不屬於附屬公司或於合營公司之權益。

聯營公司之業績及資產與負債按權益法列入此綜合財務報告。根據權益法，於聯營公司之投資於綜合資產負債表按成本列賬，並就本集團應佔聯營公司資產淨值之收購後變動調整，減除任何已確定減值虧損。當本集團應佔聯營公司之虧損相等於或超出其於該聯營公司之權益，本集團則不再確認其應佔虧損。額外之應佔虧損均予撥備，且只在本集團已引致法定或推定債務或已代表該聯營公司支付款項之情況下始確認為負債。

收購成本超出於收購日期本集團應佔聯營公司之可識別資產、負債及或然負債淨公平價值之任何差額，乃確認作商譽。商譽會計入該項投資之賬面值並作為投資項目一部份評估有否減值。已識別之減值虧損將予確認並首先計入商譽。

倘集團實體與本集團聯營公司進行交易，溢利與虧損按本集團於有關聯營公司之權益撇銷。

**收入確認**

收入按已經或應可收取之代價公平價值計算，指於日常業務中出售貨品及提供服務之應收金額，並扣除折扣及銷售相關稅項。

貨品銷售收入於貨品已付運及擁有權已轉移時確認。

金融資產(不包括按公平價值計入損益之金融資產)之利息收益於參考未償還本金額後按適用實際利率以時間基準累計。適用實際利率乃透過金融資產預計年期將估計日後收取之現金實際貼現至該項資產賬面淨值之利率。

投資(不包括按公平價值計入損益之金融資產)產生之股息收益於本集團收取該款項之權利確立時確認。

佣金收益於提供服務時確認。

**物業、廠房及設備**

除在建工程除外，物業、廠房及設備包括用作生產或供應貨品或服務或作行政用途所持有之土地及樓宇，乃按成本值或重估款項減其後累計折舊及累計減值虧損入賬。

本集團應用香港會計準則第16號「物業、廠房及設備」第80A段之過渡豁免，故毋須按規定定期重估本集團按1995年9月30日前重估金額列賬之土地及樓宇，因而並無進一步重估此等土地及樓宇。於1995年9月30日前，重估此等資產所產生重估增加計入重估儲備。此等資產價值任何日後減少將列作開支處理，惟以超逾早前重估相同資產有關之重估儲備結餘(如有)為限。倘其後出售或廢棄重估資產，相關重估盈餘轉撥至累計溢利。

在建工程乃按成本減累計減值虧損列賬。成本包括該項工程發展成本及其他直接成本。在建工程於工程完成前不會折舊。於工程完成時，該等資產會撥入物業、廠房及設備之適當類別。

香港租賃物業之成本值或估值經計及剩餘價值後以直線基準按40年計算折舊。香港以外地區租賃物業每年以直線基準按50年或(如屬較短年期)租約所餘年期計算攤銷。

除在建工程外，物業、廠房及設備項目之折舊均按其估計可用年期，以餘額遞減法撇銷其成本計算。

就租賃分類而言，土地及樓宇租賃之土地及樓宇部分須獨立考慮，除非租賃付款不能於土地及樓宇部分間可靠分配則作別論，於此情況下整項租賃一般被視作融資租約，並以物業、廠房及設備列賬。若能就租賃款項可靠地分配，於土地之租賃權益應作為經營租賃。

物業、廠房及設備項目於出售或當預期不會藉持續使用該項資產而產生未來經濟利益時剔除確認。剔除確認資產所產生任何收益或虧損乃按該項資產出售所得款項淨額與賬面值間之差額，於剔除確認該資產之年度計入綜合收益表內。

**投資物業**

投資物業乃持作賺取租金及／或資本增值之物業。

於初步確認時，投資物業按包括任何直接應計開支之成本計量。初步確認後，投資物業按公平價值模式計量。投資物業公平價值變動產生之損益於產生期間計入溢利或虧損。

投資物業於出售或當投資物業永久棄置或預期不會自出售獲取任何日後經濟利益時剔除確認。剔除確認有關資產產生之任何收益或虧損按該資產出售所得款項淨額與賬面值間之差額，於剔除確認有關項目之年度計入綜合收益表內。

**金融工具**

當集團實體成為工具合約條文之訂約方，即於綜合資產負債表確認金融資產及金融負債。金融資產及金融負債初步按公平價值計量。收購或發行金融資產及金融負債(除按公平價值計入損益之金融資產及金融負債外)之直接應計交易成本，於初步確認時會計入或扣自金融資產或金融負債(按適用情況而定)。收購按公平價值計入損益之金融資產或金融負債之直接應計交易成本，即時於損益確認。

金融資產

本集團之金融資產分為三個類別，包括按公平價值計入損益之金融資產、貸款及應收款項以及可供出售金融資產。所有以一般方式購入或出售之金融資產均按買賣日期確認及剔除確認。以一般方式購入或出售指須於市場規定或慣例所訂時限內交付資產之金融資產購入或出售。

*實際利率法*

實際利率法乃計算金融資產之攤銷成本及於相關期間攤分利息收入之方法。實際利率為可準確透過金融資產的估計可使用年期(或適當時按較短期間)對估計未來現金收入(包括所有支付或收取構成整體實際利率之費用、交易成本及其他溢價或折讓)進行實際利率折現計算。

債務工具之收入乃按實際利率基準確認，惟該等按公平價值計入損益之金融資產除外，當中之利息收入於收益或虧損淨額列賬。

*按公平價值計入損益之金融資產*

按公平價值計入損益之金融資產分兩類，包括持作買賣之金融資產及於初步確認時指定按公平價值計入損益列賬者。

以下金融資產分類為持作買賣：

- 其主要是為於短期內出售而購入；或
- 其屬於本集團一併管理的可確認財務工具組合的一部份，以及有近期短期獲利之實際模式；或
- 其為衍生工具但並非指定或有效之對沖工具。

金融資產(持作買賣之金融資產除外)可於初始確認後指定按公平價值計入損益賬，惟：

- 所指定必須用以消除或大幅減少可能出現不一致之計量或確認歧異；或
- 根據本集團之既定風險管理或投資策略及有關內部提供基準之分組，管理其金融資產(金融資產構成一組金融資產或金融負債或兩者)，且其表現按公平價值評估；或

- 其構成包含一個或多個內含衍生工具之合約之一部份，且香港會計準則第39條「金融工具：確認及計量」准許全部合併之合約（資產或負債）按公平價值計入損益賬列值。

於初步確認後各結算日，按公平價值計入損益之金融資產按公平價值計量，而公平價值變動則於產生期間直接在損益確認。除金融資產所賺取之股息或利息外，收益或虧損淨額乃於損益賬確認。

*貸款及應收款項*

貸款及應收款項為並無於活躍市場報價具有固定或待定付款之非衍生金融資產。於初步確認後各結算日，貸款及應收款項（包括應收賬款、按金、銀行結存及現金及應收聯營公司款項）以實際利率法按攤銷成本減任何已識別減值虧損入賬（見下文有關金融資產減值虧損之會計政策）。

*可供出售金融資產*

可供出售金融資產為指定為此類別或並無分類為按公平價值計入損益之金融資產、貸款及應收款項或持至到期日之投資之非衍生工具。於初步確認後各結算日，可供出售金融資產按公平價值計量。公平價值變動於權益確認，直至金融資產出售或釐定出現減值為止，屆時之前於權益確認之累計損益會自權益撥入損益（見下文有關金融資產減值虧損之會計政策）。

並無於活躍市場報價及其公平價值無法可靠計量之可供出售股本投資，乃於初步確認後各結算日按成本減任何已識別減值虧損計量（見下文有關金融資產減值虧損之會計政策）。

*金融資產減值*

金融資產（除按公平價值計入損益之金融資產外）於年結日被評估是否有減值跡象。倘有客觀証據顯示，金融資產之估計未來現金流量因於初步確認該金融資產後發生的一項或多項事件而受到影響時，則金融資產會作出減值。

就可供出售之股本投資而言，該投資之公平價值嚴重或持續低於其成本則被視為有客觀證據證明出現減值。

就所有其他金融資產而言，減值的客觀證據可包括發行人或對手方出現重大財務困難；或欠繳或拖欠利息或本金付款；或借款人很可能宣告破產或財務重組。

就若干類別的金融資產（如貿易應收賬款）而言，資產不會被單獨作出減值評估後再匯集一併作減值評估。應收賬款組合減值之客觀證據包括本集團之過往收款經驗，組合內延遲還款至介乎30日至90日之次數增加，以及與應收賬款逾期有關之全國或地方經濟狀況明顯改變。

就按攤銷成本列賬之金融資產而言，當有客觀證據顯示資產已減值，以其資產賬面值與按原實際利率折現計算其估計未來現金流量現值之間的差額計量，並於損益中確認減值虧損。

就按成本入賬之金融資產而言，減值虧損金額按資產賬面值與預計未來現金流量現值(按同類金融資產目前之市場回報率貼現)兩者之差額計量。該等減值虧損其後將不會撥回。

與所有金融資產有關的減值虧損會直接於金融資產賬面值中作出扣減，惟貿易應收賬款之賬面值會透過撥備賬作出扣減。當貿易應收賬款被視為不可收回時，將於撥備賬內撇銷。過往已撇銷的款項如其後收回，將計入損益內。

就按攤銷成本計量的金融資產而言，如在其後期間減值虧損金額減少，而有關減少在客觀上與確認減值後發生的事件有關，則先前已確認的減值虧損將透過損益予以撥回，惟該資產在撥回減值當日的帳面值不得超過如無確認減值的攤銷成本。

可供出售股本投資之減值虧損其後將不會於損益中撥回。於減值虧損後錄得之任何公平價值增加乃直接於權益中確認。

金融負債及權益

由集團實體發行之金融負債及股本工具，按所訂立合約安排性質及金融負債與股本工具之定義分類。

股本工具為有證據顯示扣除其所有負債後本集團資產剩餘權益之任何合約。本集團金融負債一般包括不合資格按對沖會計處理之其他金融負債及衍生金融工具。

*實際利率法*

實際利率法乃計算金融負債之攤銷成本及於相關期間分攤利息成本之方法。實際利率指按金融負債之預期可使用年期或較短期間內(如適用)準確貼現估計未來現金付款之利率。

利息開支按實際利率基準確認。

*金融負債*

金融負債包括應付賬款、應付一家聯營公司款項、銀行透支及借款，其後採用實際利率法按攤銷成本計量。

*股本工具*

由本公司發行之股本工具按已收所得款項扣除直接發行成本入賬。

贖回本公司本身之股本工具於權益中直接確認及扣除。於購買或註銷本公司本身之股本工具時，並不會在損益確認溢利或虧損。已付代價直接於權益確認。

以股份結算之分派按於發出日期之市價記錄，並分別計入股本及股份溢價。

不合資格按對沖會計處理之衍生金融工具

不合資格按對沖會計法處理之衍生工具於訂立衍生工具合約之日按公平價值初步確認，其後於各結算日按公平價值重新計量。有關損益即時於損益表確認。

剔除確認

當自資產收取現金流量之權利已屆滿，或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部分風險及回報轉移，則金融資產將剔除確認。剔除確認金融資產時，資產賬面值與已收代價及已直接於權益確認之累計損益總和間之差額，於損益確認。倘本集團保留所轉讓資產之幾乎所有風險及回報，本集團則繼續確認金融資產，並就已收取所得款項確認抵押借貸。

當於有關合約訂明之責任獲履行、取消或屆滿時則剔除確認金融負債。剔除確認之金融負債賬面值與已付代價間之差額，於損益確認。

**股份付款交易**

以權益結算之股份付款交易

*授予僱員之購股權*

所獲服務公平價值乃參考購股權於擬出當日之公平價值釐定，當所擬出購股權獲即時歸屬時，即於授出當日全數支銷，並於權益（購股權儲備）作出相應增加。

購股權獲行使時，先前於購股權儲備確認之金額將轉撥至股份溢價。當購股權於歸屬日期後被沒收或於屆滿日仍未獲行使，則先前於購股權儲備確認之金額將轉撥往累計溢利。

就於2002年11月7日或之前已授出，或於2002年11月7日後已授出及於2005年4月1日前歸屬之購股權而言，授出購股權之財政影響直至購股權獲行使時方會在綜合財務報告中記錄，而且不會就授出之購股權價值在綜合收益表內確認支出。在行使購股權時，由此而發行之股份乃按股份之面值記錄為額外股本，而每股股份行使價超逾股份面值之金額乃列為股份溢價。在行使日期前失效或註銷之購股權會自尚未行使購股權之登記冊剔除。

**研究及開發支出**

研究活動之支出於產生期間確認為支出。

因開發支出而出現內部產生之無形資產，僅在可清晰界定為該項目之開發支出，並預期將會透過未來之商業活動而收回時予以確認。最終之資產乃按可使用年期以直線法攤銷，與獨立收購之無形資產之基準相同，並按成本值減其後累計攤銷及累計減值虧損列賬。

就源自內部產生之無形資產初步確認之金額指由該無形資產首次符合確認條件當日起出現之開支總額。當內部產生之無形資產未能確認，則開發支出會於產生期間確認從損益賬中扣除。

**存貨**

存貨乃按成本值或可變現淨值兩者之較低值入賬。成本值以加權平均法計算。可變現淨值乃預計售價扣除一切所需之完成成本及銷售與分銷所涉及之費用後所得淨額。

**商譽以外之減值**

於各結算日，本集團會審閱資產賬面值，以釐定有否任何跡象顯示該等資產出現減值虧損。倘資產可收回金額估計低於其賬面值，該項資產之賬面值會減至其可收回金額。減值虧損會即時確認為開支，除非相關資產根據另一項準則按重估金額列賬，於此情況下，減值虧損按照該項準則當作重估減少。

倘減值虧損其後撥回，資產賬面值會增至經修訂估計可收回金額，惟所增加賬面值不得超逾假設過往年度並無就資產確認減值虧損原應釐定之賬面值。減值虧損撥回會即時確認為收入，除非相關資產根據另一項準則按重估金額列賬，於此情況下，減值虧損撥回按照該項準則當作重估增加。

**稅項**

所得稅開支指當期應付稅項及遞延稅項之總和。

當期應付稅項按年內應課稅溢利計算。由於應課稅溢利並不包括其他年度之應課稅溢利或可扣減開支，亦不包括毋須課稅或不得扣減之項目，故此應課稅溢利有別於綜合收益表所呈報溢利。本集團即期稅項負債按結算日已經或大致上頒佈之稅率計算。

遞延稅項按綜合財務報告所列資產及負債賬面值與計算應課稅溢利時所用相關稅基兩者之差額確認，按資產負債表負債法計算入賬。遞延稅項負債一般就一切應課稅暫時差額確認入賬，而遞延稅項資產則於可能有應課稅溢利以動用可扣減暫時差額抵銷時確認入賬。倘暫時差額因商譽或初步確認並不影響應課稅溢利或會計溢利之交易（業務合併除外）之其他資產及負債而產生，則不會確認該等資產及負債。

遞延税項負債就於附屬公司及聯營公司之投資所產生之應課税臨時差異而予以確認，惟本集團在可控制臨時差異之撥回以及臨時差異於可預見將來不可能撥回時的情況下則除外。

遞延税項資產之賬面值於各結算日檢討，當應課税溢利不再足以收回所有或部分資產時將予調低。

遞延税項按預期適用於償還負債或變現資產期間之税率計算。遞延税項扣自或計入損益，惟涉及直接在權益扣除或入賬項目之遞延税項除外，該等税項亦於權益處理。

**租約**

凡將資產所有權之絕大部分風險及回報轉予承租人之租約，均列為融資租約。所有其他租賃均列作經營租約。

本集團作為出租人

經營租約租金收益以直線法於租期在綜合收益表確認。

本集團作為承租人

經營租約項下之應付租金以直線基準於相關租期扣自損益。作為訂立經營租約獎勵之已收及應收利益，於租期按直線基準確認為租金開支扣減項目。

**借貸成本**

所有借貸成本於產生期間確認及計入綜合損益表之財務費用。

**外幣**

於編製集團個別實體之財務報告時，以該實體功能貨幣以外貨幣(外幣)進行之交易，按交易日期當時匯率以其功能貨幣(即該實體經營主要經濟環境之貨幣)記錄。於各結算日，以外幣列值之貨幣項目按結算日當時匯率重新換算。以外幣過往成本計算之非貨幣項目不會重新換算。

結算貨幣項目及兑換貨幣項目所產生匯兑差額，於產生期間在損益確認。

就呈報綜合財務報告而言，本集團於海外業務之資產及負債，按結算日當時匯率換算為本集團呈報貨幣港元，而有關收支按年內平均匯率換算，除非期內匯率大幅波動，於此情況下，則採用交易日期當日匯率。所產生匯兑差額(如有)確認為權益項下獨立部分(匯兑儲備)。該等匯兑差額於出售海外業務期間在損益確認。

**退休福利計劃**

對國家管理之退休福利計劃或強制性公積金計劃(「強積金計劃」)作出之供款於僱員提供服務後符合領取有關供款資格時列作支出。

## 4. 估計不確定因素之主要來源

在應用附註3所述之本集團會計政策之過程中，本公司董事須就無法即時從其他途徑獲取資產及負債之賬面值作出估計及假設。有關估計及相關假設乃基於過往經驗及其他被視為相關之因素作出。實際結果可能不同於該等估計。

該等估計及相關假設按持續基準進行檢討。如修訂該等會計估計只影響修訂期間，則該等估計在該期間確認，如有關修訂影響現時及未來期間，則在修訂期間及未來期間確認。

有關未來之主要假設，以及於結算日估計不明朗因素之其他主要來源等重大風險，可能導致對下一財政年度資產負債賬面值作出重大調整，討論如下。

**存貨撥備**

本集團管理層於各結算日審閱存貨之實質情況及可銷售性，就不再適合生產用途之已識別陳舊及滯銷存貨項目作出撥備。管理層主要根據最新發票價格及現行市況為基礎估計該等製成品及消費品之可變現淨值。於2009年3月31日，存貨之賬面值為402,471,000港元(2008年：543,606,000港元)，已扣除陳舊及滯銷存貨36,995,000港元(2008年：26,544,000港元)。

**商譽減值**

釐定商譽是否出現減值，須估計獲分配商譽之現金產生單位的使用價值。使用價值計算法規定本集團須估計現金產生單位預期所產生未來現金流量及適當貼現率，以計算現值。當實際現金流量少於預期，或會產生重大減值虧損。於2009年3月31日，商譽賬面值為26,541,000港元(2008年：27,671,000港元)。有關可收回金額計算法之詳情於附註18披露。

**所得稅**

於2009年3月31日，基於無法預見未來溢利來源，並無於本集團綜合資產負債表就估計未動用稅項虧損228,797,000港元(2008年：132,592,000港元)確認遞延稅項資產。遞延稅項資產之可變現能力主要取決於日後會否產生充裕未來溢利或應課稅暫時差額。當所產生實際未來應課稅溢利與預期相若，或須於綜合收益表確認或撥回大量遞延稅項資產，於確認期間收益表確認。

## 5. 分類資料

### (a) 業務分類

本集團業務由兩個分部組成，分別是電子產品設計、製造及銷售以及證券買賣。該等分部乃本集團報告其主要分部資料之基準。

(i) 按本集團業務分類之營業額(即銷售貨品)及業績分析如下：

| | 電子產品設計、製造及銷售<br>*千港元* | 證券買賣<br>*千港元* | 合計<br>*千港元* |
|---|---|---|---|
| **截至2009年3月31日止年度** | | | |
| **營業額** | 1,281,062 | – | 1,281,062 |
| **分部業績** | (58,850) | (12,433) | (71,283) |
| 利息收益 | | | 525 |
| 未分配收益 | | | 4,689 |
| 未分配開支 | | | (13,503) |
| 投資物業之公平價值減少 | | | (16,736) |
| 被視為出售附屬公司部份權益之虧損 | (150) | – | (150) |
| 融資成本 | | | (22,528) |
| 應佔聯營公司溢利 | 578 | – | 578 |
| 除税前虧損 | | | (118,408) |
| 税項 | | | (1,280) |
| 本年度虧損 | | | (119,688) |
| **其他資料** | | | |
| 增購物業、廠房及設備 | 34,576 | – | 34,576 |
| 產品發展成本攤銷 | 347 | – | 347 |
| 衍生金融工具之公平價值增加 | – | (1,667) | (1,667) |
| 指定為按公平價值計入損益之金融資產之公平價值減少 | – | 1,591 | 1,591 |
| 持作買賣之投資之公平價值減少 | – | 12,868 | 12,868 |
| 預付租賃款項撥回 | 1,386 | – | 1,386 |
| 物業、廠房及設備折舊 | 53,514 | – | 53,514 |
| 呆賬撥備 | 14,436 | – | 14,436 |
| 陳舊及滯銷之存貨撥備 | 10,451 | – | 10,451 |
| 商譽之已確認減值虧損－未分配 | – | – | 1,569 |

| | 電子產品設計、製造及銷售<br>*千港元* | 證券買賣<br>*千港元* | 合計<br>*千港元* |
|---|---|---|---|
| **截至2008年3月31日止年度** | | | |
| **營業額** | 2,199,033 | – | 2,199,033 |
| **分部業績** | 97,406 | (6,110) | 91,296 |
| 利息收益 | | | 4,342 |
| 未分配收益 | | | 3,773 |
| 未分配開支 | | | (15,979) |
| 投資物業之公平價值增加 | | | 27,531 |
| 被視為出售附屬公司部份權益之溢利 | 279 | – | 279 |
| 融資成本 | | | (47,590) |
| 應佔聯營公司溢利 | 373 | – | 373 |
| 除税前溢利 | | | 64,025 |
| 税項 | | | (18,531) |
| 本年度溢利 | | | 45,494 |
| **其他資料** | | | |
| 增購物業、廠房及設備 | 48,593 | – | 48,593 |
| 產品發展成本攤銷 | 347 | – | 347 |
| 衍生金融工具之公平價值增加 | – | (2,599) | (2,599) |
| 指定為按公平價值計入損益之金融資產之公平價值減少 | – | 2,167 | 2,167 |
| 持作買賣之投資之公平價值減少 | – | 7,976 | 7,976 |
| 已付預付租賃款項 | 48,550 | – | 48,550 |
| 預付租賃款項撥回 | 1,070 | – | 1,070 |
| 物業、廠房及設備折舊 | 55,198 | – | 55,198 |
| 呆賬撥備 | 5,961 | – | 5,961 |
| 陳舊及滯銷之存貨撥備淨額 | 1,648 | – | 1,648 |

(ii) 按本集團業務分部之綜合資產負債表分析如下：

| | 電子產品設計、製造及銷售 | 證券買賣 | 合計 |
|---|---|---|---|
| | *千港元* | *千港元* | *千港元* |
| **於2009年3月31日** | | | |
| **資產** | | | |
| 分部資產 | 945,317 | 10,786 | 956,103 |
| 應佔聯營公司權益 | 8,071 | – | 8,071 |
| 未分配公司資產 | | | 233,378 |
| 合計總資產 | | | 1,197,492 |
| **負債** | | | |
| 分部負債 | 184,556 | 619 | 185,175 |
| 未分配公司負債 | | | 336,620 |
| 合計總負債 | | | 521,795 |

| | 電子產品設計、製造及銷售 | 證券買賣 | 合計 |
|---|---|---|---|
| | *千港元* | *千港元* | *千港元* |
| **於2008年3月31日** | | | |
| **資產** | | | |
| 分部資產 | 1,194,558 | 48,307 | 1,242,865 |
| 應佔聯營公司權益 | 8,573 | – | 8,573 |
| 未分配公司資產 | | | 222,872 |
| 合計總資產 | | | 1,474,310 |
| **負債** | | | |
| 分部負債 | 171,344 | 5,256 | 176,600 |
| 未分配公司負債 | | | 497,934 |
| 合計總負債 | | | 674,534 |

(b) **地區分部**

(i) 本集團電子產品設計、製造及銷售之營業額按客戶所在地區市場劃分之分析如下：

| | 2009年 | 2008年 |
|---|---|---|
| | *千港元* | *千港元* |
| 北美洲 | 870,141 | 1,348,799 |
| 歐洲 | 356,038 | 782,738 |
| 香港 | 39,549 | 17,463 |
| 中國大陸 | 85 | 422 |
| 日本及韓國 | – | 4,221 |
| 其他國家 | 15,249 | 45,390 |
| | 1,281,062 | 2,199,033 |

(ii) 分部資產及資本增加之賬面值按資產所在地區劃分之分析如下：

| | 分部資產之賬面值 | | 資本增加 | |
|---|---|---|---|---|
| | 2009年 | 2008年 | 2009年 | 2008年 |
| | *千港元* | *千港元* | *千港元* | *千港元* |
| 北美洲 | 275,902 | 424,317 | 5,835 | 3,853 |
| 香港 | 257,144 | 337,005 | 25,941 | 28,226 |
| 中國大陸 | 358,385 | 426,183 | 2,800 | 16,514 |
| 其他國家 | 64,672 | 55,360 | – | – |
| | 956,103 | 1,242,865 | 34,576 | 48,593 |

## 6. 其他收入

| | 2009年 | 2008年 |
|---|---|---|
| | *千港元* | *千港元* |
| 其他收入包括： | | |
| 已收賠款 | 302 | 148 |
| 佣金 | 3,362 | 6,206 |
| 持作買賣之投資之股息收益 | 359 | 1,434 |
| 匯兑收益，淨額 | – | 1,048 |
| 出售物業、廠房及設備之溢利 | 15,268 | 10 |
| 利息收益 | 525 | 4,342 |
| 租金收益*(附註)* | 4,689 | 3,773 |
| 維修收益 | 2,333 | 1,263 |
| 廢料銷售收益 | 1,623 | 2,275 |

*附註：* 406,000港元(2008年：143,000港元)為租金收益淨額4,283,000港元(2008年：3,630,000港元)所產生之開支。

## 7. 融資成本

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 須於5年內全部歸還貸款之利息 | 22,528 | 47,590 |

## 8. 除稅前(虧損)溢利

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 除稅前(虧損)溢利之計算已扣除： | | |
| 產品發展成本攤銷(計入行政費用內) | 347 | 347 |
| 核數師酬金 | | |
| －本年度 | 3,858 | 3,529 |
| －過往年度少提撥備 | – | 515 |
| 物業、廠房及設備折舊 | 53,514 | 55,198 |
| 匯兑虧損，淨額 | 6,620 | – |
| 已確認商譽之減值虧損(計入行政費用內) | 1,569 | – |
| 已確認可供出售投資之減值虧損(計入行政費用內) | 4 | – |
| 租賃樓宇之經營租約最低租金支出 | 10,301 | 6,077 |
| 呆賬撥備 | 14,436 | 5,961 |
| 陳舊及滯銷之存貨撥備淨額*(附註1)* | 10,451 | 1,648 |
| 預付租賃款項撥回 | 1,386 | 1,070 |
| 研究及開發成本 | 42,813 | 43,614 |
| 員工成本，包括董事酬金*(附註2)* | 154,104 | 159,471 |

*附註：*

1. 該金額包括陳舊及滯銷存貨撥備撥回零港元(2008年：2,607,000港元)，乃因其後銷售若干已減值項目而產生。

2. 本年度之員工成本包括退休福利計劃供款1,868,000港元(2008年：2,227,000港元)及以股份支付之付款142,000港元(2008年：312,000港元)。

## 9. 董事及僱員酬金

本集團已付各董事之酬金詳情如下：

**截至2009年3月31日止年度**

| | 袍金 | 薪金及其他短期僱員福利 | 績效獎勵付款 | 退休福利計劃供款 | 酬金總額 |
|---|---|---|---|---|---|
| | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* |
| **執行董事：** | | | | | |
| 劉錫康 | 50 | 6,062 | 133 | 190 | 6,435 |
| 劉錫淇 | 50 | 1,377 | 46 | 67 | 1,540 |
| 劉錫澳 | 50 | 1,231 | 46 | 60 | 1,387 |
| **非執行董事：** | | | | | |
| 韓相田 | 109 | 24 | – | – | 133 |
| **獨立非執行董事：** | | | | | |
| 何厚鏘 | 50 | – | – | – | 50 |
| 陳澤仲 | 50 | – | – | – | 50 |
| 卓育賢 | 50 | – | – | – | 50 |
| | 409 | 8,694 | 225 | 317 | 9,645 |

**截至2008年3月31日止年度**

| | 袍金 | 薪金及其他短期僱員福利 | 績效獎勵付款 | 退休福利計劃供款 | 酬金總額 |
|---|---|---|---|---|---|
| | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* |
| **執行董事：** | | | | | |
| 劉錫康 | 50 | 8,009 | 268 | 208 | 8,535 |
| 劉錫淇 | 50 | 1,388 | 87 | 74 | 1,599 |
| 劉錫澳 | 50 | 1,257 | 76 | 67 | 1,450 |
| **非執行董事：** | | | | | |
| 韓相田 | 50 | 20 | – | – | 70 |
| **獨立非執行董事：** | | | | | |
| 何厚鏘 | 50 | – | – | – | 50 |
| 陳澤仲 | 50 | – | – | – | 50 |
| 卓育賢 | 50 | – | – | – | 50 |
| | 350 | 10,674 | 431 | 349 | 11,804 |

績效獎勵付款乃根據員工個人表現及本集團截至2009年3月31日止兩年之表現及盈利能力而釐定。

**僱員**

本集團五名最高薪酬之人士包括三名(2008年：三名)董事，有關彼等酬金之詳情已於上文披露，其餘兩名(2008年：兩名)最高薪酬僱員之酬金如下：

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 薪金及其他短期僱員福利 | 3,106 | 3,072 |
| 績效獎勵付款 | 80 | 148 |
| 退休福利計劃供款 | 24 | 24 |
| | 3,210 | 3,244 |

此等僱員酬金之金額範圍如下：

| | 僱員人數 | |
|---|---|---|
| | 2009年 | 2008年 |
| 1,000,001港元 – 1,500,000港元 | 1 | 1 |
| 1,500,001港元 – 2,000,000港元 | 1 | 1 |

## 10. 稅項

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 稅項支出(抵免)包括： | | |
| 香港利得稅 | | |
| 本年度 | 46 | 15,843 |
| 過往年度超額撥備 | (1,830) | (7) |
| | (1,784) | 15,836 |
| 其他司法區之稅項 | | |
| 本年度 | 812 | 2,058 |
| 過往年度(超額)少提撥備 | (22) | 9,328 |
| | 790 | 11,386 |
| 遞延稅項*(附註30)* | 2,274 | (8,691) |
| | 1,280 | 18,531 |

香港利得稅以本年度之估計應課稅溢利按稅率16.5%(2008年：17.5%)計算。

於2008年6月26日，香港立法會通過《2008年收入條例草案》，包括將公司利得稅調低1%至16.5%，自2008年至2009年評稅年度生效。計算截至2009年3月31日止年度之本年度及遞延稅項時，已反映該項調減之影響。

其他司法區之稅項乃按個別司法區之現行稅率計算。過往年度之少提撥備主要為解決加拿大稅務局就本集團一間附屬公司於截至2004年及2005年3月31日止兩年在加拿大及香港之收入分配進行企業稅項審計所產生，該等年度之稅務審計已於截至2008年3月31日止年度完結。

本年度税項與綜合損益表所示除税前(虧損)溢利對賬如下：

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 除税前(虧損)溢利 | (118,408) | 64,025 |
| 按本地所得税税率16.5%<br>(2008年：17.5%)計算之税項(抵免)支出 | (19,537) | 11,204 |
| 應佔聯營公司溢利之税項影響 | 95 | 65 |
| 不可扣税費用之税項影響 | 6,169 | 1,626 |
| 毋須課税收益之税項影響 | (2,974) | (2,881) |
| 於其他司法區經營業務之<br>附屬公司不同税率之影響 | (6,207) | (1,233) |
| 未確認税務虧損之税項影響 | 21,825 | 5,792 |
| 動用先前未確認之税務虧損<br>之税項影響 | (75) | (5,265) |
| 附屬公司所獲税項豁免之影響*(附註)* | (145) | (1,908) |
| 過往年度(超額)少提撥備 | (1,852) | 9,321 |
| 適用税率調低以致期初遞延税項負債減少 | (176) | – |
| 其他 | 4,157 | 1,810 |
| 本年度税項 | 1,280 | 18,531 |

*附註：* 該附屬公司根據有關司法區之法例及規例獲豁免繳納其他司法區之税項。

## 11. 股息

董事議決不建議派發截至2009年3月31日止年度之末期股息(2008年：無)。

截至2008年3月31日止年度內，董事宣佈中期股息每股4.8港仙總值37,938,000港元及就2007年末期股息提供以股代息選擇。股東已接納以股代息選擇，載列如下：

| | *千港元* |
|---|---|
| 股息： | |
| 現金 | 18,908 |
| 以股代息選擇 | 8,769 |
| | 27,677 |

## 12. 每股(虧損)盈利

每股基本及攤薄(虧損)盈利乃根據以下資料計算：

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 為計算每股基本及攤薄(虧損)盈利之本公司股東應佔(虧損)盈利 | (110,186) | 45,914 |

| | 2009年 | 2008年 |
|---|---|---|
| 為計算每股基本(虧損)盈利之加權平均股份數目 | 785,466,362 | 790,246,143 |
| 購股權相關具攤薄作用潛在股份之影響 | 不適用 | 8,080,944 |
| 為計算每股攤薄盈利之加權平均股份數目 | 不適用 | 798,327,087 |

並無呈列2009年之每股攤薄虧損，原因是行使未行使購股權將導致該年度之每股虧損減少。

## 13. 投資物業

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 投資物業之公平價值： | | |
| 於年初 | 108,652 | 81,121 |
| 公平價值(減少)增加 | (16,736) | 27,531 |
| 於年結日 | 91,916 | 108,652 |
| 投資物業賬面值包括： | | |
| 在香港以長期租約持有 | 77,750 | 94,000 |
| 在香港以外以長期租約持有 | 14,166 | 14,652 |
| | 91,916 | 108,652 |

本集團投資物業之公平價值乃根據與本集團並無關連之獨立合資格專業估值師於結算日所進行估值計算所得。估值師擁有合適資格，最近亦有評估有關地點類似物業之經驗。該估值乃參考同類物業市場交易價格後達致。

本集團以經營租約持有用於收租或資本增值用途之全部物業權益均以公平價值模式計算，並分類及入賬列作投資物業。於2009年3月31日，該等物業權益之賬面值為91,916,000港元(2008年：108,652,000港元)。

## 14. 物業、廠房及設備

| | 租賃物業 | 電腦設備 | 傢俬、裝置及設備 | 汽車 | 廠房及機器 | 在建工程 | 總計 |
|---|---|---|---|---|---|---|---|
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| **成本值或估值** | | | | | | | |
| 於2007年4月1日 | 120,544 | 27,703 | 106,252 | 16,736 | 503,309 | – | 774,544 |
| 匯兑調整 | – | 3 | 3 | – | 48 | – | 54 |
| 添置 | – | 1,666 | 5,466 | 729 | 40,313 | 419 | 48,593 |
| 出售 | (168) | – | (459) | (2,077) | – | – | (2,704) |
| 於2008年3月31日 | 120,376 | 29,372 | 111,262 | 15,388 | 543,670 | 419 | 820,487 |
| 添置 | 145 | 1,277 | 901 | 555 | 31,698 | – | 34,576 |
| 出售 | (11,451) | (1,045) | (8,910) | (3,766) | (12,750) | – | (37,922) |
| 於2009年3月31日 | 109,070 | 29,604 | 103,253 | 12,177 | 562,618 | 419 | 817,141 |
| 包括： | | | | | | | |
| 成本值 | 79,670 | 29,604 | 103,253 | 12,177 | 562,618 | 419 | 787,741 |
| 估值－1991年 | 29,400 | – | – | – | – | – | 29,400 |
| | 109,070 | 29,604 | 103,253 | 12,177 | 562,618 | 419 | 817,141 |
| **折舊** | | | | | | | |
| 於2007年4月1日 | 20,388 | 17,209 | 86,212 | 13,359 | 331,534 | – | 468,702 |
| 匯兑調整 | – | 3 | – | – | 38 | – | 41 |
| 本年折舊 | 2,285 | 2,580 | 4,521 | 776 | 45,036 | – | 55,198 |
| 出售時撇銷 | (3) | – | (90) | (1,936) | – | – | (2,029) |
| 於2008年3月31日 | 22,670 | 19,792 | 90,643 | 12,199 | 376,608 | – | 521,912 |
| 本年折舊 | 2,257 | 2,261 | 4,067 | 724 | 44,205 | – | 53,514 |
| 出售時撇銷 | (7,178) | (941) | (7,849) | (3,490) | (11,392) | – | (30,850) |
| 於2009年3月31日 | 17,749 | 21,112 | 86,861 | 9,433 | 409,421 | – | 544,576 |
| **賬面值** | | | | | | | |
| 於2009年3月31日 | 91,321 | 8,492 | 16,392 | 2,744 | 153,197 | 419 | 272,565 |
| 於2008年3月31日 | 97,706 | 9,580 | 20,619 | 3,189 | 167,062 | 419 | 298,575 |

當預付的租賃付款未能可靠地分配至土地及建築物部份時，香港租賃物業之成本值或估值按40年計算折舊及考慮到剩餘值的估計。位於香港以外地區土地之樓宇之成本以直線基準按50年或(如屬較短年期)租約所餘年期計算攤銷。

其他物業、廠房及設備乃於其估計可用年期按結餘遞減法計算折舊以撇銷其成本，所用年率如下：

| | |
|---|---|
| 電腦設備 | 25% |
| 傢俬、裝置及設備 | 10 – 25% |
| 汽車 | 20 – 25% |
| 廠房及機器 | 15 – 30% |

上述租賃物業包括位於以下列租約持有之土地之物業，賬面值為：

| | 2009年 | 2008年 |
|---|---|---|
| | *千港元* | *千港元* |
| 在香港以長期租約持有 | 26,621 | 27,022 |
| 在香港以外以中期租約持有 | 64,700 | 70,684 |
| | 91,321 | 97,706 |

租賃物業由一家獨立專業估值師行於1991年按現時用途基準之公開市值予以重估。本集團採納香港會計準則第16號第80A段有關規定定期重估本集團租賃物業之過渡期豁免，故此毋須進一步重估租賃物業。倘租賃物業於2009年3月31日賬面值為26,621,000港元(2008年：27,022,000港元)按成本值減累計折舊及累計減值虧損列賬，租賃物業於2009年3月31日之賬面值將為20,554,000港元(2008年：20,920,000港元)。

## 15. 預付租賃款項

本集團之預付租賃款項包括：

| | 2009年 | 2008年 |
|---|---|---|
| | *千港元* | *千港元* |
| 在香港境外以中期租約持有之租賃土地 | 65,062 | 66,448 |
| 就申報目的分析為： | | |
| 流動資產 | 1,386 | 1,386 |
| 非流動資產 | 63,676 | 65,062 |
| | 65,062 | 66,448 |

## 16. 產品發展成本

| | 千港元 |
|---|---|
| **成本值** | |
| 於2007年4月1日、2008年3月31日及2009年3月31日 | 1,732 |
| **攤銷** | |
| 於2007年4月1日 | 778 |
| 年度扣除 | 347 |
| 於2008年3月31日 | 1,125 |
| 年度扣除 | 347 |
| 於2009年3月31日 | 1,472 |
| **賬面值** | |
| 於2009年3月31日 | 260 |
| 於2008年3月31日 | 607 |

產品發展成本以直線法於五年期內攤銷。

## 17. 商譽

| | 千港元 |
|---|---|
| **成本值** | |
| 於2007年4月1日 | 25,494 |
| 被視為收購附屬公司額外權益 | 2,183 |
| 被視為出售附屬公司部份權益 | (6) |
| 於2008年3月31日 | 27,671 |
| 收購／被視為收購附屬公司額外權益 | 944 |
| 被視為出售附屬公司部份權益 | (505) |
| **減值** | |
| 於2009年3月31日 | 28,110 |
| 年內確認減值虧損及於2009年3月31日之結餘 | 1,569 |
| **賬面值** | |
| 於2009年3月31日 | 26,541 |
| 於2008年3月31日 | 27,671 |

商譽之減值測試詳情於附註18披露。

## 18. 商譽減值測試

如附註5所闡釋，本集團以業務分類作為報告分類資料的主要方式。就減值測試而言，賬面值為26,541,000港元(2008年：26,102,000港元)之商譽已被分配至三個現金產生單位(「現金產生單位」)，包括三家設計、製造及銷售電子產品業務之附屬公司，分別為8,111,000港元、17,722,000港元及708,000港元(2008年：8,111,000港元、17,991,000港元及無)。於2008年3月31日餘下之1,569,000港元商譽乃與從事電子商貿但暫無營業之一家附屬公司有關，已於本年度之財務報表確認全數減值虧損。

相關現金產生單位的可收回金額乃按使用價值釐定。計算使用價值所作出主要假設關於貼現率、增長率以及年內收入和直接成本之預計變動。管理層採用除税前比率估計貼現率，該比率反映市場現時對貨幣時間值以及現金產生單位特有風險的評估。增長率以業內增長預測為基準。收入及直接成本之變動根據過往慣例及對市場未來變動的期望作出估計。

於本年度，本集團按照管理層對未來財務預算得出現金流量預測檢討商譽減值及其後四年之增長率為0%(2008年：0%)之現金流量推測，所使用之貼現率為7.43%(2008年：8%)。

## 19. 應佔聯營公司權益

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 於聯營公司投資成本，非上市 | 9,310 | 9,310 |
| 應佔收購後儲備，扣除已收股息 | (1,239) | (737) |
| | 8,071 | 8,573 |

本集團之聯營公司詳情如下：

| 聯營公司名稱 | 業務結構形式 | 註冊／營業地點 | 註冊資本面值 | 本集團應佔股本權益 2009年 | 本集團應佔股本權益 2008年 | 主要業務 |
|---|---|---|---|---|---|---|
| Danehill Investments (Holdings) Limited | 有限責任公司 | 開曼群島 | 7,000,000港元 | 48.28% | 48.28% | 投資控股 |
| 賢邦有限公司(「賢邦」) | 有限責任公司 | 香港 | 500,000港元 | 30% | 30% | 買賣電子產品 |

聯營公司由本公司透過其全資附屬公司間接持有。

於聯營公司之投資成本包括去年收購聯營公司所產生之商譽3,779,000港元(2008年：3,779,000港元)。

有關本集團聯營公司之財務資料概列如下：

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 資產總值 | 24,545 | 33,993 |
| 負債總額 | (12,344) | (21,610) |
| 資產淨值 | 12,201 | 12,383 |
| 應佔資產淨值 | 4,292 | 4,794 |
| 營業額 | 211,642 | 190,117 |
| 本年度溢利 | 1,997 | 1,266 |
| 應佔聯營公司溢利 | 578 | 373 |

## 20. 可供出售之投資

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 股本證券 | | |
| 非上市股份，按成本 | 26,690 | 26,690 |
| 減：已確認減值虧損 | (2,650) | (2,650) |
| | 24,040 | 24,040 |
| 於香港境外上市股份，按公平價值 | 8 | 12 |
| | 24,048 | 24,052 |
| 就申報目的分析為： | | |
| 非流動資產 | 24,048 | 24,052 |

於結算日，可供出售之投資之所有上市股份均以公平價值列賬。此等投資之公平價值經參考活躍市場所報買入價釐定。

上述非上市投資為於香港註冊成立私人實體發行之非上市股本證券投資。由於合理公平價值估計範圍甚大，本公司董事認為未能可靠計算其公平價值，因此該等投資於各結算日按成本扣除減值虧損計算。

非上市股本證券中包括於從事投資控股及提供保健相關服務之公司Net Plus Company Limited（「Net Plus」）之17%（2008年：17%）股本權益投資。過往年度於綜合於財務報表確認減值虧損2,500,000港元。於2009年3月31日，董事參考預期源自該投資之估計日後現金流量現值23,000,000港元（2008年：23,000,000港元）後審閱其賬面值之可收回性，並認為可收回於Net Plus之權益之賬面值。

## 21. 衍生金融工具／指定為按公平價值計入損益之金融資產

| | 資產 | | 負債 | |
|---|---|---|---|---|
| | 2009年 | 2008年 | 2009年 | 2008年 |
| | *千港元* | *千港元* | *千港元* | *千港元* |
| (i) 以淨額結算之指定為按公平價值計入損益之金融資產： | | | | |
| 下列各項之購買沖銷票據： | | | | |
| – 於香港上市之股本證券 | 258 | 1,606 | – | – |
| – 於香港境外上市之股本證券 | 540 | 6,543 | – | – |
| | 798 | 8,149 | – | – |
| (ii) 以淨額結算之非指定為對沖工具之衍生金融工具： | | | | |
| 外幣選擇權 | – | 120 | – | – |
| 於香港境外上市之股本證券之選擇權 | – | – | (50) | (518) |
| | – | 120 | (50) | (518) |
| | 798 | 8,269 | (50) | (518) |

購買沖銷票據包含與主合約無密切關連之嵌入式衍生工具，因此，所有合併合約已指定為按公平價值計入損益之金融資產。

於訂立購買沖銷票據時，將會釐定相關股本證券之行使價、到期日及觀察期。於各觀察期結束時或購買沖銷票據屆滿時，相關股本證券之市價將與行使價進行比較。倘購買沖銷票據之市價高於行使價，購買沖銷票據將被終止及以現金支付，倘購買沖銷票據之市價低於其行使價，沖銷票據將以股票來平倉。

購買沖銷票據之公平價值乃採用估值模式根據證券經紀所報相關股本證券之股價、波動及股息率等輸入因素計算之市價而釐定。

## 22. 存貨

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 原材料 | 116,511 | 197,817 |
| 在製品 | 7,581 | 11,893 |
| 製成品 | 278,379 | 333,896 |
| | 402,471 | 543,606 |

於本年度，於綜合損益表確認為支出之存貨成本達1,024,197,000港元(2008年：1,666,311,000港元)。

## 23. 應收賬項、按金及預付款項

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 應收貿易賬項 | 102,003 | 192,803 |
| 證券經紀之按金 | 3,034 | 19,657 |
| 墊款予供應商 | 30,585 | 31,920 |
| 預付款項及其他應收款項 | 24,489 | 24,645 |
| 出售物業、廠房及設備之應收代價 | 21,340 | – |
| | 181,451 | 269,025 |

於結算日應收貿易賬項(扣除呆賬撥備)之賬齡分析如下：

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 0 – 30日 | 67,376 | 103,982 |
| 31 – 60日 | 5,002 | 38,261 |
| 61 – 90日 | 9,338 | 17,269 |
| 超過90日 | 20,287 | 33,291 |
| | 102,003 | 192,803 |

本集團給予其貿易客戶之平均賒賬期介乎30日至90日。於接納任何新客戶前，管理層將內部評估潛在客戶之信貸質素及訂立適當之信貸限額。管理層密切監察貿易及其他應收賬項之信貸質素，並認為未逾期亦無減值之貿易及其他應收賬項之質素良好。

本集團之應收貿易賬項包括賬面總值20,998,000港元(2008年：54,014,000港元)之應收賬項，於報告日期已逾期，但本集團並未作出減值虧損撥備。本公司董事釐定此等應收賬項為應收信貸質素良好且無拖欠紀錄之客戶之款項。本集團並無就此等結餘持有任何抵押品。

已逾期但無減值之應收貿易賬項之賬齡分析如下：

| | 2009年 | 2008年 |
|---|---|---|
| | *千港元* | *千港元* |
| 31 - 60日 | 711 | 9,155 |
| 61 - 90日 | – | 11,568 |
| 超過90日 | 20,287 | 33,291 |
| | 20,998 | 54,014 |

根據管理層之經驗及客戶之還款記錄，已逾期但未減值之貿易應收賬項一般可收回。就該等與訴訟相關之結餘而言，本公司董事將根據律師之法律意見評估該等案件，並就不可收回債項提供撥備。

呆賬撥備變動

| | 2009年 | 2008年 |
|---|---|---|
| | *千港元* | *千港元* |
| 年初 | 16,436 | 10,475 |
| 已確認應收賬項之減值虧損 | 14,436 | 5,961 |
| 年終 | 30,872 | 16,436 |

呆賬撥備包括個別已減值之應收貿易賬項，總結餘為23,531,000港元(2008年：10,146,000港元)，原因是該等客戶已清盤或有財政困難。此外，應收賬項結餘5,282,000港元(2008年：4,231,000港元)已個別減值，原因為該等債項將由客戶按仲裁所議定之折讓價清償。

管理層已撤回對一名貿易債務人之訴訟，乃由於所涉及之法律及專業費用將會很高，而相關應收賬項結餘2,059,000港元(2008年：2,059,000港元)已個別減值。

應收貿易賬項包括具追索權貼現票據3,310,000港元(2008年：80,426,000港元)及已貼現應收賬項35,643,000港元(2008年：17,223,000港元)。就已貼現應收賬項而言，若於貼現期間結束前應收賬項出現信貸虧損，則本集團將需要向金融機構還款；因此，本集團繼續全數確認應收賬項之賬面值，並確認已收現金為有抵押借貸(見附註28)。

## 24. 應收／應付聯營公司賬項

有關款項為無抵押、免息及須於一年內當要求時償還。於2008年3月31日之應收聯營公司賬項包括應收聯營公司貿易賬款1,049,000港元(2009年：無)，賬齡超過90日。

## 25. 持作買賣之投資

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 上市證券 | | |
| 於香港上市之股本證券 | 1,253 | 4,230 |
| 於香港境外上市之股本證券 | 5,702 | 16,151 |
| | 6,955 | 20,381 |

## 26. 銀行結存及現金

銀行結存及現金包括本集團所持現金，以及原定於三個月或以內到期，且平均年利率為0.01厘(2008年：0.01厘)之短期銀行存款。

## 27. 應付賬項及應計費用

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 應付貿易賬項 | 120,323 | 101,584 |
| 應付專利費及預扣税 | 15,488 | 19,124 |
| 預收款項 | – | 755 |
| 其他應付賬項及應計開支 | 49,416 | 54,749 |
| | 185,227 | 176,212 |

於結算日應付貿易賬項之賬齡分析如下：

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 0 - 30日 | 29,264 | 70,671 |
| 31 - 60日 | 16,914 | 17,887 |
| 61 - 90日 | 19,641 | 5,500 |
| 超過90日 | 54,504 | 7,526 |
| | 120,323 | 101,584 |

採購貨品之平均賒賬期為90日。

## 28. 借貸

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 借貸包括下列各項： | | |
| 信託收據及入口貸款 | 89,547 | 141,883 |
| 短期貸款 | 166,521 | 181,989 |
| 有關具追索權貼現票據之貸款 | 3,310 | 80,426 |
| 銀行貸款 | 38,390 | 48,778 |
| 債權貼現貸款 | 28,323 | 11,974 |
| | 326,091 | 465,050 |
| 分析： | | |
| 有抵押 | 32,879 | 161,588 |
| 無抵押 | 293,212 | 303,462 |
| | 326,091 | 465,050 |

應償還借貸如下：

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 當要求時或一年內 | 302,309 | 430,160 |
| 一年後但兩年內 | 11,110 | 11,110 |
| 兩年後但五年內 | 12,672 | 23,780 |
| | 326,091 | 465,050 |
| 減：流動負債所示於<br>一年內到期之款項 | (302,309) | (430,160) |
| | 23,782 | 34,890 |

本集團之借貸為浮息借貸，按年利率0.7厘至4.4厘(2008年：3.0厘至6.2厘)計息。有關利息於每月重新定價。

## 29. 銀行透支

於2008年3月31日，本集團之銀行透支按浮動利率計息。有關利息按平均年利率6.1厘(2009年：無)計算，並於每月重新定價。

## 30. 遞延稅項

本年度及過往年度已確認主要遞延稅項負債及資產及其變動如下：

| | 加速稅項折舊 | 投資物業重估 | 稅項虧損 | 其他 | 總額 |
|---|---|---|---|---|---|
| | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* |
| 於2007年4月1日 | (8,372) | (3,203) | 4,981 | 274 | (6,320) |
| 年內計入(扣自)收益 | 2,050 | (2,734) | 2,046 | 7,329 | 8,691 |
| 於2008年3月31日 | (6,322) | (5,937) | 7,027 | 7,603 | 2,371 |
| 稅率變動之影響 | 364 | 141 | (313) | (16) | 176 |
| 年內(扣自)計入收益 | (1,661) | 2,250 | (1,563) | (1,476) | (2,450) |
| 於2009年3月31日 | (7,619) | (3,546) | 5,151 | 6,111 | 97 |

*附註：* 其他主要指存貨之未變現溢利所產生之暫時差異。

就呈列資產負債表而言，若干遞延稅項資產及負債已對銷。用作財務報告用途之遞延稅項結餘分析如下：

| | 2009年 | 2008年 |
|---|---|---|
| | *千港元* | *千港元* |
| 遞延稅項資產 | 5,918 | 7,542 |
| 遞延稅項負債 | (5,821) | (5,171) |
| | 97 | 2,371 |

由於未能預計未來溢利來源，本集團並無就稅項虧損228,797,000港元(2008年：132,592,000港元)確認遞延稅項資產。未確認稅項虧損包括184,072,000港元(2008年：172,393,000港元)將於2010年至2023年(2008年：2009年至2019年)到期之虧損，其他稅項虧損可無限期結轉。

根據中國新稅法，由2008年1月1日起，中華人民共和國(「中國」)之附屬公司須於向股東分派保留溢利時繳納預扣稅。由於本集團可控制暫時差異之撥回時間及不大可能於可見將來撥回暫時差異，因此綜合財務報告並無就中國之附屬公司之未分派保留溢利之暫時差異之遞延稅項約2,828,000 (2008年：314,000港元)計提撥備。

## 31. 股本

| | 股份數目 | 千港元 |
|---|---|---|
| 每股面值0.40港元之普通股 | | |
| 法定股本： | | |
| 於2007年4月1日、2008年3月31日及2009年3月31日 | 1,250,000,000 | 500,000 |
| 已發行及繳足股本： | | |
| 於2007年4月1日 | 787,607,614 | 315,043 |
| 因行使購股權而發行股份 | 3,160,000 | 1,264 |
| 發行股份作為以股代息 | 4,776,214 | 1,910 |
| 購回股份 | (5,165,000) | (2,066) |
| 於2008年3月31日 | 790,378,828 | 316,151 |
| 購回股份 | (5,290,000) | (2,116) |
| 於2009年3月31日 | 785,088,828 | 314,035 |

本公司之股本變動詳情如下：

(a) 於2007年4月，本公司若干購股權獲持有人行使，因此本公司以每股0.814港元之價格發行500,000股每股面值0.40港元之股份。

(b) 於2007年5月，本公司若干購股權獲持有人行使，因此本公司以每股0.814港元至1.72港元之價格發行2,660,000股每股面值0.40港元之股份。

(c) 於2007年10月，本公司以每股1.836港元之價格發行4,776,214股每股面值0.40港元之股份作為以股代息。

(d) 截至2008年3月31日止年度內，本公司在聯交所購回其股份如下:

| 月份 | 股份數目 | 每股價格 最低 港元 | 每股價格 最高 港元 | 總代價 千港元 |
|---|---|---|---|---|
| 2007年10月 | 2,222,500 | 1.42 | 1.54 | 3,371 |
| 2007年11月 | 2,942,500 | 1.43 | 1.52 | 4,333 |
| | 5,165,000 | | | 7,704 |

以上股份於購回已註銷，故本公司已發行股本已根據此等股份面值相應減少。購回股份之溢價已扣自累計溢利。相等於註銷股份面值之數額則由累計溢利轉撥至股本贖回儲備。

(e) 截至2009年3月31日止年度內，本公司在聯交所購回其股份如下:

| 月份 | 股份數目 | 每股價格 | | 總代價 |
|---|---|---|---|---|
| | | 最低 | 最高 | |
| | | *港元* | *港元* | *千港元* |
| 2008年9月 | 2,245,000 | 0.310 | 0.330 | 709 |
| 2008年10月 | 3,045,000 | 0.100 | 0.275 | 495 |
| | 5,290,000 | | | 1,204 |

以上股份於購回已註銷，故本公司已發行股本已根據此等股份面值相應減少。購回價之折讓已從自累計溢利扣除。相等於註銷股份面值之數額則由累計溢利轉撥至股本贖回儲備。

所有已發行股份在各方面與當時現有已發行之股份享有同等權益。

## 32. 購股權計劃

### 本公司之購股權計劃

本公司之購股權計劃已於2002年9月12日舉行股東特別大會上獲通過採用為期5年(「舊計劃」)。舊計劃旨在就參與者對本集團作出之貢獻提供鼓勵及獎勵。舊計劃之合資格參與人包括任何僱員、非執行董事、商品或服務供應商、客戶、諮詢人或顧問以及本集團任何成員公司之股東。

根據本公司舊計劃將授予之所有購股權獲行使時可發行之最高股份總數，不得超過不時已發行股份之10%，而整體已授出及有待行使之全部未行使購股權股份數目，不可超過不時已發行股份之30%。

於購股權授出之日前的12個月內，各參與人行使所授購股權而發行及將予發行之股份總數不可超逾當時已發行股份之1%。

購股權可行使期限由董事局決定，惟不可於購股權授出之日起計超過5年。承授人可於購股權期限內任何時間行使購股權。各購股權於授予當日起即時歸屬。

購股權之認購價由董事局決定，惟有關價格不得低過於(i)授予購股權當日股份之收市價；(ii)緊接授出日期前5個交易日股份平均收市價；或(iii)股份於授出日期之面值(以最高者為準)。

授出購股權之要約可自授出日期起計21日內採納。授出購股權之代價為1港元。該金額在任何情況下將不可退還。

舊計劃已於2007年9月11日屆滿，其後，再不可根據舊計劃授出購股權。就根據舊計劃已授出之購股權而言，有關條文將仍然有效。根據舊計劃已授出之購股權變動情況如下：

| | | 購股權數目 | | |
|---|---|---|---|---|
| | | 於年初 | | 於年終 |
| 授出日期 | 行使價 | 尚未行使 | 年內失效 | 尚未行使 |
| | *港元* | | | |
| 截至2009年3月31日止年度 | | | | |
| 2003年10月10日 | 0.86 | 3,000,000 | (3,000,000) | – |
| 2004年11月2日 | 0.814 | 500,000 | – | 500,000 |
| 2006年1月5日 | 0.89 | 12,000,000 | – | 12,000,000 |
| 2006年11月13日 | 1.45 | 2,000,000 | – | 2,000,000 |
| 2007年1月4日 | 1.66 | 220,000 | – | 220,000 |
| 2007年2月1日 | 1.72 | 40,000 | – | 40,000 |
| 2007年3月7日 | 1.93 | 3,000,000 | – | 3,000,000 |
| | | 20,760,000 | (3,000,000) | 17,760,000 |
| 年終可予行使 | | | | 17,760,000 |
| 加權平均行使價(港元) | | 1.10 | 0.86 | 1.07 |
| 截至2008年3月31日止年度 | | | | |
| 2003年10月10日 | 0.86 | 3,000,000 | – | 3,000,000 |
| 2004年11月2日 | 0.814 | 2,500,000 | (2,000,000) | 500,000 |
| 2006年1月5日 | 0.89 | 12,000,000 | – | 12,000,000 |
| 2006年8月16日 | 1.15 | 500,000 | (500,000) | – |
| 2006年11月13日 | 1.45 | 2,000,000 | – | 2,000,000 |
| 2007年1月4日 | 1.66 | 820,000 | (600,000) | 220,000 |
| 2007年2月1日 | 1.72 | 100,000 | (60,000) | 40,000 |
| 2007年3月7日 | 1.93 | 3,000,000 | – | 3,000,000 |
| | | 23,920,000 | (3,160,000) | 20,760,000 |
| 年終可予行使 | | | | 20,760,000 |
| 加權平均行使價(港元) | | 1.09 | 1.05 | 1.10 |

以上購股權由授出日期起5年內行使。

截至2008年3月31日止年度內行使購股權於行使日期之加權平均股價為2.46港元。

本公司並無根據舊計劃授予董事任何購股權。

本公司於2008年1月15日舉行之股東特別大會上通過採用為期10年之新購股權計劃(「新計劃」)。主要目的在於表揚參與者之貢獻、招攬及挽留優秀僱員及吸引對本集團具有重要價值之人力資源。新計劃之合資格參與人包括本集團之全職僱員(包括董事，不論執行或非執行及不論獨立或非獨立)、供應商、諮詢人、代理及顧問。

根據新計劃所授出之所有購股權獲行使而可能發行之最高股份總數，不得超過新計劃於2008年1月15日採納日期之已發行股份之10%，而整體已授出及有待行使之全部未行使購股權股份數目不可超過不時已發行股份之30%。

於購股權授出之日的12個月內，各參與者行使購股權而發行及將予發行之股份總數不可超逾當時已發行股本之1%，除非若干條件獲達成。

購股權可行使期限由董事局決定，惟不可於購股權授出之日起計超過10年。承授人可於購股權期限內任何時間行使購股權。

購股權之認購價由董事局決定，惟有關價格不得低過於(i)授予購股權當日股份之收市價；(ii)緊接授出日期前5個交易日股份平均收市價；或(iii)股份於授出日期之面值(以最高者為準)。

授出購股權之要約可自授出日期起計28日內採納。授出購股權之代價為1港元。該金額在任何情況下將不可退還。

根據新計劃已授出之購股權變動情況如下：

| | | 購股權數目 | | |
|---|---|---|---|---|
| | | 於年初 | | 於年終 |
| **授出日期** | **行使價** | **尚未行使** | **年內授出** | **尚未行使** |
| | *港元* | | | |
| 截至2009年3月31日止年度 | | | | |
| 2008年1月23日 | 1.042 | 150,000 | – | 150,000 |
| 2008年1月28日 | 0.96 | 346,000 | – | 346,000 |
| 2008年10月15日 | 0.40 | – | 500,000 | 500,000 |
| | | 496,000 | 500,000 | 996,000 |
| 年終可予行使 | | | | 996,000 |
| 加權平均行使價(港元) | | 0.98 | 0.40 | 0.69 |

| 授出日期 | 行使價<br>*港元* | 年內授出及於2008年3月31日尚未行使之購股權數目 |
|---|---|---|
| 截至2008年3月31日止年度 | | |
| 2008年1月23日 | 1.042 | 150,000 |
| 2008年1月28日 | 0.96 | 346,000 |
| | | 496,000 |
| 年終可予行使 | | 496,000 |
| 加權平均行使價(港元) | | 0.98 |

以上購股權由授出日期起10年內行使。

本公司並無根據新計劃授予董事任何購股權。

本年度內，共收到僱員因接納購股權而支付之總代價為1港元(2008年：2港元)。

就取得服務而授出購股權之公平價值乃參考所授出購股權之公平價值計量。所取得服務之公平價值乃按柏力克-舒爾斯定價模式估計。

| 授出日期 | 2008年<br>1月23日 | 2008年<br>1月28日 | 2008年<br>10月15日 |
|---|---|---|---|
| 購股權之公平價值及假設： | | | |
| 於計量日期之公平價值(港元) | 0.224 | 0.263 | 0.220 |
| 股價(港元) | 0.880 | 0.960 | 0.400 |
| 行使價(港元) | 1.042 | 0.960 | 0.400 |
| 預計波幅 | 53.95% | 49.32% | 47.68% |
| 預計購股權期限(年) | 3 | 3 | 1 |
| 預期股息率 | 4.35% | 4.38% | 6.34% |
| 無風險利率 | 2.56% | 2.56% | 1.14% |

預期波幅乃採用本公司股價於過去一年的歷史波幅而釐定。上述模式所用預期年期亦按管理層就不能轉讓之影響、行使限制及行為考慮因素作出的最佳估算予以調整。主觀輸入假設之變動可能會對公平價值之估計構成重大影響。

本集團於年內就本公司授出之購股權確認之開支總額為3,000港元(2008年：125,000港元)。

本公司持有52.4%(2008年：54.07%)權益之附屬公司The Singing Machine Company, Inc.(「SMC」)之購股權計劃。

SMC購股權計劃已於2001年9月6日舉行之股東特別大會上獲SMC股東批准(「SMC計劃」)。SMC計劃乃給予董事、經挑選僱員、高級人員、顧問及諮詢人鼓勵或無條件認購權以認購SMC普通股之方法。SMC計劃授權合共1,950,000股SMC普通股，而每名人士於各財政年度可獲授最高450,000股股份。

於購股權授出之日前的12個月內，各參與人行使所授購股權而發行及將予發行之最高股份數目將為300,000股。

購股權可行使期限由SMC董事局決定，惟不可於授出日起計超過10年(或倘為持有普通股10%或以上之持有人，則為5年)。承授人可於購股權期限內任何時間行使購股權。各購股權於授予當日起一年後歸屬。

購股權之認購價由認購權委員會決定，委員會由SMC董事局所挑選之兩名或以上董事組成。購股權之認購價將不低過SMC股份於要約日期之收市價(或倘就授予持有普通股10%或以上之持有人而言，認購價則將不低過SMC股份於要約日期收市價之110%)。

SMC計劃所授出購股權之變動載列如下：

| 授出日期 | 行使價 | 年初尚未行使 | 年內已授出 | 年內已沒收 | 年終尚未行使 |
|---|---|---|---|---|---|
| | | 購股權數目 | | | |
| | 美元 | | | | |
| 截至2009年3月31日止年度 | | | | | |
| 2000年9月5日 | 2.04 | 36,150 | – | (30,600) | 5,550 |
| 2002年9月11日 | 11.09 | 30,000 | – | (30,000) | – |
| 2002年12月31日 | 9.00 | 89,140 | – | (70,140) | 19,000 |
| 2003年3月7日 | 5.60 | 30,000 | – | (30,000) | – |
| 2003年4月18日 | 7.20 | 10,000 | – | (10,000) | – |
| 2003年12月19日 | 1.97 | 35,540 | – | (21,860) | 13,680 |
| 2004年2月6日 | 1.54 | 6,500 | – | – | 6,500 |
| 2004年2月26日 | 1.36 | 40,000 | – | (20,000) | 20,000 |
| 2004年3月29日 | 1.20 | 20,000 | – | – | 20,000 |
| 2004年4月26日 | 1.05 | 12,000 | – | (12,000) | – |
| 2004年11月29日 | 0.75 | 60,000 | – | (20,000) | 40,000 |
| 2004年12月1日 | 0.77 | 20,000 | – | – | 20,000 |
| 2005年5月9日 | 0.60 | 182,000 | – | (70,000) | 112,000 |
| 2005年6月6日 | 0.76 | 30,000 | – | – | 30,000 |
| 2006年1月20日 | 0.34 | 30,000 | – | (30,000) | – |
| 2006年3月31日 | 0.32 | 80,000 | – | (20,000) | 60,000 |
| 2006年4月10日 | 0.33 | 336,485 | – | (150,000) | 186,485 |
| 2007年3月31日 | 0.93 | 80,000 | – | (20,000) | 60,000 |
| 2008年3月31日 | 0.45 | 120,000 | – | – | 120,000 |
| 2008年10月3日 | 0.14 | – | 300,000 | – | 300,000 |
| 2009年3月31日 | 0.11 | – | 120,000 | – | 120,000 |
| | | 1,247,815 | 420,000 | (534,600) | 1,133,215 |
| 於年終可予行使 | | | | | 713,215 |
| 加權平均行使價(美元) | | 1.67 | 0.13 | 2.79 | 0.58 |

| 授出日期 | 行使價 | 年初尚未行使 | 年內已授出 | 年內已行使 | 年內已沒收 | 年終尚未行使 |
|---|---|---|---|---|---|---|
| | | 購股權數目 | | | | |
| | 美元 | | | | | |
| 截至2008年3月31日止年度 | | | | | | |
| 2000年9月5日 | 2.04 | 43,650 | – | – | (7,500) | 36,150 |
| 2002年9月11日 | 11.09 | 30,000 | – | – | – | 30,000 |
| 2002年12月31日 | 9.00 | 90,140 | – | – | (1,000) | 89,140 |
| 2003年3月7日 | 5.60 | 30,000 | – | – | – | 30,000 |
| 2003年4月18日 | 7.20 | 10,000 | – | – | – | 10,000 |
| 2003年12月19日 | 1.97 | 39,600 | – | – | (4,060) | 35,540 |
| 2004年2月6日 | 1.54 | 6,500 | – | – | – | 6,500 |
| 2004年2月26日 | 1.36 | 40,000 | – | – | – | 40,000 |
| 2004年3月29日 | 1.20 | 20,000 | – | – | – | 20,000 |
| 2004年4月26日 | 1.05 | 12,000 | – | – | – | 12,000 |
| 2004年11月29日 | 0.75 | 60,000 | – | – | – | 60,000 |
| 2004年12月1日 | 0.77 | 40,000 | – | – | (20,000) | 20,000 |
| 2005年5月9日 | 0.60 | 207,000 | – | – | (25,000) | 182,000 |
| 2005年6月6日 | 0.76 | 30,000 | – | – | – | 30,000 |
| 2006年1月20日 | 0.34 | 30,000 | – | – | – | 30,000 |
| 2006年2月1日 | 0.32 | 30,000 | – | (30,000) | – | – |
| 2006年3月31日 | 0.32 | 80,000 | – | – | – | 80,000 |
| 2006年4月10日 | 0.33 | 484,000 | – | (117,515) | (30,000) | 336,485 |
| 2007年3月31日 | 0.93 | 100,000 | – | – | (20,000) | 80,000 |
| 2008年3月31日 | 0.45 | – | 120,000 | – | – | 120,000 |
| | | 1,382,890 | 120,000 | (147,515) | (107,560) | 1,247,815 |
| 於年終可予行使 | | | | | | 1,127,815 |
| 加權平均行使價(美元) | | 1.57 | 0.45 | 0.33 | 0.85 | 1.67 |

以上購股權由購股權歸屬日期起十年內行使。

截至2008年3月31日止年度已行使之購股權於行使當日之加權平均股價為0.24美元。

本公司並無根據SMC計劃授予董事任何購股權。

就取得服務而授出購股權之公平價值乃參考所授出購股權之公平價值計量。所取得服務之公平價值乃按柏力克-舒爾斯定價模式估計。

購股權之公平價值及假設：

| 授出日期 | 2008年<br>3月31日 | 2008年<br>10月3日 | 2009年<br>3月31日 |
|---|---|---|---|
| 於計量日期之公平價值(美元) | 0.12 | 0.04 | 0.03 |
| 股價(美元) | 0.45 | 0.14 | 0.11 |
| 行使價(美元) | 0.45 | 0.14 | 0.11 |
| 預計波幅 | 67.41% | 70.22% | 80.07% |
| 預計購股權期限(年) | 3 | 1 | 1 |
| 預期股息率 | 0% | 0% | 0% |
| 無風險利率 | 3.3% | 1.4% | 0.6% |

預計波幅乃採用本公司於過去一年之歷史股價波動釐定。該模式所採用之預計期限已根據管理層之最佳估計，就不可轉讓性、行使限制及行為考慮因素之影響而作出調整。主觀性之輸入假設變動可對公平價值估計構成重大影響。

本集團於年內就SMC授出之購股權確認之開支總額為139,000港元(2008年：187,000港元)。

## 33. 資本風險管理

本集團之資本管理旨在透過在債務與權益間作出最佳平衡，確保本集團之實體可持續經營之餘，亦為股東締造最大回報。本集團整體策略與去年相同。

本集團之資本架構包括負債淨額(包括借貸(見附註28所披露)扣除現金及現金等值)及本公司股東應佔權益(包括已發行股本、儲備及保留溢利)。

本公司董事局定期檢討資本架構。檢討之一部分為董事考慮資本成本及各類資本所附帶之風險。本集團會通過派發股息、發行新股份、購回股份、發行新債務及贖回現有債務等方式，對整體資本架構作出平衡。

## 34. 金融工具

### 金融工具的類別

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 金融資產 | | |
| 可供出售之投資 | 24,048 | 24,052 |
| 持作買賣之投資 | 6,955 | 20,381 |
| 衍生金融工具 | – | 120 |
| 指定為按公平價值計入損益之金融資產 | 798 | 8,149 |
| 貸款及應收款項(包括現金及現金等值) | 247,607 | 316,001 |
| 金融負債 | | |
| 衍生金融工具 | 50 | 518 |
| 按攤銷成本列賬之其他金融負債 | 457,477 | 624,931 |

### 財務風險管理目標及政策

本集團主要金融工具包括應收賬項及按金、應收／應付聯營公司款項、可供出售之投資、持作買賣之投資、衍生金融工具、指定為按公平價值計入損益之金融資產、銀行結存及現金、應付賬項、銀行透支及借貸。此等金融工具詳情於相關附註披露。與該等金融工具相關風險及減低風險之政策載於下文。管理層管理及監察該等風險，確保及時有效推行適當措施。本集團之整體政策與去年相同。

### 貨幣風險

本公司多家附屬公司之貨幣資產及負債以外幣列值，致使本集團面對外幣風險。

本集團以外幣計值之貨幣資產及貨幣負債(主要指集團內公司間之往來賬目、貿易應收賬項、銀行結餘、貿易應付賬項及借貸)於報告日之賬面值如下：

| | 2009年 | | 2008年 | |
|---|---|---|---|---|
| | **資產** | **負債** | **資產** | **負債** |
| | *千港元* | *千港元* | *千港元* | *千港元* |
| 加拿大元 | 5,939 | 549 | 47,643 | 434 |
| 歐元 | 94 | – | 94 | 19,370 |
| 港元 | 221,791 | 428,149 | 209,676 | 382,722 |
| 日圓 | 1,523 | 1,247 | 4,172 | 2,876 |
| 澳門元 | 17 | – | 53 | – |
| 人民幣 | 169 | – | 153 | 3,712 |
| 新加坡元 | 206 | – | 2,670 | 935 |
| 美元 | 285,276 | 89,756 | 145,195 | 102,881 |
| 瑞郎 | 122 | – | – | – |

本集團目前並無採取外幣對沖政策。然而，管理層會監控外匯風險，於有需要時將考慮對沖重大外幣風險。

**敏感度分析**

本集團實體主要承擔之外幣風險來自加拿大元、港元及美元。根據掛鈎匯率機制，港元與美元匯兑差異之財務影響極微，因此並無編製敏感度分析。

下表詳細説明集團實體對加拿大元及港元兑各集團實體之功能貨幣(包括港元及人民幣)之匯率上調及下調5%之敏感度。5%乃為在內部向主要管理人員報告外幣風險時所採用的敏感度比率，其代表管理層對外匯匯率合理可能變動的評估。敏感度分析僅包括以外幣計值的未結付貨幣項目，並因外匯匯率變動5%對其於年終的換算作出調整。以下正值表明加拿大元及港元兑各集團實體功能貨幣升值5%時虧損之減少值或溢利之增加值。當加拿大元及港元兑各集團實體功能貨幣貶值5%，則會對虧損或溢利構成相應負面影響。

| | 2009年 | 2008年 |
|---|---|---|
| | *千港元* | *千港元* |
| 加拿大元 | 270 | 2,360 |
| 港元 | (10,318) | (8,652) |

管理層認為由於年結日之風險並無反映年內之風險，故敏感度分析不代表固有外匯風險。

**現金流量利率風險**

本集團浮息借貸及銀行透支承擔現金流量利率風險。本集團目前並無採取任何政策對沖利率風險之現金流量。然而，管理層會監控利率風險，於有需要時將考慮對沖重大利率風險。

本集團浮息借貸之利息開支主要根據香港銀行同業拆息利率計算。

**敏感度分析**

以下敏感度分析乃根據於結算日之浮息借貸及銀行透支之利率風險(附註28及29)而釐定。該分析乃假設於結算日之未償還負債金額於整個年度仍不會償還。向主要管理人員作內部利率風險報告時乃使用增加或減少50個基點，反映管理層對利率之可能合理變動之評估。

倘利率增加／減少50個基點，而所有其他可變數維持不變，則本集團截至2009年3月31日止年度之虧損會增加／減少1,390,000港元(2008年：溢利減少／增加2,018,000港元)，主要由於本集團面對浮息借貸及銀行透支之利率風險所致。

管理層認為由於年結日之風險並無反映年內之風險，故敏感度分析不代表固有利率風險。

**價格風險**

本集團之衍生金融工具、指定為按公平價值計入損益之金融資產、持作買賣之投資及若干可供出售之投資於各結算日按公平價值計量。因此，本集團須承擔價格風險。管理層透過維持不同風險之投資組合管理有關風險。由於計入可供出售投資內之上市股份所承受之價格風險並不重大，故並無呈列敏感度分析。

**敏感度分析**

以下敏感度分析乃根據於報告日所面對之價格風險而釐定。

倘有關金融工具之價格增加／減少5%，則截至2009年3月31日止年度之虧損會減少／增加385,000港元(2008年：溢利增加／減少1,401,000港元)，此乃由於衍生金融工具、指定為按公平價值計入損益之金融資產及持作買賣之投資之公平價值變動所致。

管理層認為由於年結日之風險並無反映年內之風險，故敏感度分析不代表固有價格風險。

**信貸風險**

倘訂約各方於2009年3月31日未能履行有關各類已確認金融資產之責任，則本集團之信貸風險最多為於綜合資產負債表所示資產賬面值。

為減低信貸風險，管理層委派專責隊伍釐定信貸額、批核信貸及其他監管程序，確保跟進收回逾期債務。此外，本集團於各結算日審閱個別貿易債務之可收回金額，確保就不可收回金額作出適當減值虧損。因此，本公司董事認為，已大幅減低本集團信貸風險。

由於訂約各方乃國際信貸評級機構授予高信貸評級之銀行，因此，流動資金信貸風險有限。

本集團之信貸風險按地理位置劃分主要集中在北美洲。於2009年3月31日，位於北美洲之應收貿易賬項佔本集團應收貿易賬項總額之47%(2008年：70%)。由於本集團之應收貿易賬項總額中之32.98%(2008年：7.91%)及44.52%(2008年：44.57%)分別來自本集團最大客戶及五大客戶，因此本集團亦承擔客戶之集中信貸風險。董事認為，五大客戶全部均為信貸良好之國際客戶。

**流動資金風險**

就管理流動資金風險而言，本集團監察及維持充裕之現金儲備及向大型金融機構取得承諾提供足夠資金，以滿足其短期及長期流動資金需求。本集團透過營運產生之資金及借貸來提供所需營運資金。管理層監察借貸之動用情況，並確保遵守貸款契諾。

下表載有本集團金融負債之剩餘合約年期詳情。就非衍生金融負債而言，有關列表乃根據於本集團可能被要求付款之最早日期之金融負債未貼現現金流量編製。下列載有利息及主要現金流量。

就以淨值基準結算之衍生工具而言，會列出未貼現淨現金流出。若需要總額結算，則該等衍生工具之未貼現流出總額會在表內呈列。

*流動資金及利率風險表*

| | 實際利率 | 按要求償還 | 少於1個月 | 1-3個月 | 3個月至1年 | 多於1年 | 未貼現現金流量總額 | 賬面值 |
|---|---|---|---|---|---|---|---|---|
| | % | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| **2009年** | | | | | | | | |
| **非衍生金融負債** | | | | | | | | |
| 貿易及其他應付賬項 | - | 32,575 | 23,477 | 33,749 | 38,776 | - | 128,577 | 128,577 |
| 應付聯營公司賬項 | - | 2,809 | - | - | - | - | 2,809 | 2,809 |
| 借貸 | 2.0 | - | 87,771 | 148,589 | 65,360 | 29,225 | 330,945 | 326,091 |
| | | 35,384 | 111,248 | 182,338 | 104,136 | 29,225 | 462,331 | 457,477 |
| **衍生工具－以淨值基準結算** | | | | | | | | |
| 購股權 | | 50 | - | - | - | - | 50 | 50 |
| **2008年** | | | | | | | | |
| **非衍生金融負債** | | | | | | | | |
| 貿易及其他應付賬項 | - | 41,506 | 65,156 | 23,325 | 18,914 | - | 148,901 | 148,901 |
| 應付聯營公司賬項 | - | 2,809 | - | - | - | - | 2,809 | 2,809 |
| 借貸 | 3.5 | 20,114 | 146,096 | 297,572 | 35,692 | 39,050 | 538,524 | 465,050 |
| 銀行透支 | 6.1 | 8,320 | - | - | - | - | 8,320 | 8,171 |
| | | 72,749 | 211,252 | 320,897 | 54,606 | 39,050 | 698,554 | 624,931 |
| **衍生工具－以淨值基準結算** | | | | | | | | |
| 購股權 | - | 518 | - | - | - | - | 518 | 518 |

**公平價值**

金融資產及金融負債公平價值釐定如下：

- 附帶標準條款及條件並於活躍市場流通之金融資產及金融負債之公平價值參考市場報價而釐定；
- 其他金融資產及金融負債(衍生工具及指定為按公平價值計入損益之金融資產除外)之公平價值按公認之定價模式以貼現現金流量分析而釐定；及
- 衍生工具及指定為按公平價值計入損益之金融資產之公平價值乃由證券經紀採用估值模式根據股價、波幅、相關股本證券之股息收益等輸入因素而釐定。

本公司董事認為，按攤銷成本記錄於綜合財務報告之金融資產及金融負債之賬面值與其相應之公平價值相若。

## 35. 被視為出售附屬公司部份權益

年內，SMC已發行合共2,300,556股(2008年：4,297,619股)股份予若干名獨立第三方，因此，本集團所持有之股權已被攤薄，令本集團錄得被視為出售附屬公司部份權益之虧損150,000港元(2008年：溢利279,000港元)及應佔商譽淨值505,000港元(2008年：6,000港元)。被視為出售附屬公司部份權益之虧損／溢利乃根據於SMC發行額外股份前後，本集團應佔SMC資產淨值之差額計算。

## 36. 承擔

| | **2009年** | **2008年** |
|---|---|---|
| | *千港元* | *千港元* |
| 就購買物業、廠房及設備已簽約但未在綜合財務報告撥備之資本開支 | 3,229 | 4,067 |

## 37. 經營租約承擔

**作為承租人**

於結算日，本集團根據不可撤銷之已承租物業經營租約須於下列期間支付之最低租金承擔如下：

| | **2009年** | **2008年** |
|---|---|---|
| | *千港元* | *千港元* |
| 一年內 | 6,204 | 6,288 |
| 第二至第五年(首尾兩年包括在內) | 12,038 | 23,414 |
| 超過五年 | – | 871 |
| | 18,242 | 30,573 |

經營租約付款指本集團之辦公室及廠房物業之應付租金。年內，為期九年之租約被終止。租約乃經磋商後釐定為一年至五年(2008年：一至九年)，而租金於租約期內是固定的。

**作為出租人**

於結算日，根據本集團與租客簽訂不可撤銷經營租約，於下列期間應收取之未來最低租金如下：

| | 2009年 | 2008年 |
|---|---|---|
| | *千港元* | *千港元* |
| 一年內 | 4,060 | 7,891 |
| 第二至第五年(首尾兩年包括在內) | 127 | 2,608 |
| | 4,187 | 10,499 |

此等物業之租戶租約承諾期由一年至兩年不等。

## 38. 資產抵押

於結算日，本集團抵押若干資產作為所獲一般信貸融資及經紀股票按揭戶口之擔保。該等資產之賬面值如下：

| | 2009年 | 2008年 |
|---|---|---|
| | *千港元* | *千港元* |
| 具追索權貼現票據及已貼現應收賬項結餘 | 38,953 | 97,649 |
| 持作買賣之投資 | 3,204 | 9,726 |
| 指定為按公平價值計入損益之金融資產 | 798 | 6,795 |
| 包括於應收賬項、按金及預付款項中之抵押按金 | 3,034 | 19,657 |

## 39. 退休福利計劃

本集團為香港全體合資格僱員參與香港政府推行之強積金計劃。強積金計劃之資產獨立於本集團之資產，由信託基金管理。本集團就僱員對強積金計劃作出之供款為有關薪俸成本之5%，每月供款上限為1,000港元，惟就本公司執行董事而作出之供款並無每月供款上限。

受僱於中國附屬公司之僱員是中國政府管理之國營退休福利計劃之成員。該等中國附屬公司須按工資若干百分比向退休福利計劃基金供款。本集團對有關退休福利計劃之責任只限於按該計劃所規定供款額作出供款。

## 40. 關連人士交易

(a) 本公司主要股東劉錫康先生為本集團之一項非上市可供出售投資之減值提供個人擔保額達15,000,000港元(2008年：15,000,000港元)。

(b) 於2008年9月25日，升岡集團有限公司(本公司之全資附屬公司)向恆敏實業有限公司(「恆敏」，本公司之非全資附屬公司)之其他股東(包括一名有權行使或控制恆敏之15%投票權之股東)收購恆敏餘下20%股本權益，代價為1,600,000港元。於完成收購後，恆敏成為了本公司之全資附屬公司。

(c) 本集團與聯營公司有往來賬項。於2009年3月31日，其往來賬項結餘及其條款分別列於綜合資產負債表內及於附註24披露。

(d) 年內，本集團就本公司董事劉錫康先生多名近親家族成員作為本集團僱員而向彼等支付之薪酬及其他短期僱員福利(包括以股份支付之付款)為1,778,000港元(2008年：1,376,000港元)。

(e) 主要管理人員之薪酬

年內，主要管理人員，即執行董事之酬金詳情載於附註9。

## 41. 結算日後事項

於2009年6月10日，本集團與廣東江門新會經濟開發區管理委員會訂立一項協議，以出售於2009年3月31日之綜合資產負債表列示為預付租賃款項61,046,000港元及在建工程419,000港元之一幅位於江門市之土地，代價約為人民幣59,388,000元(相等於67,702,000港元)。截至本財務報告批准日期，該項出售尚未完成。

## 42. 主要附屬公司

本公司之主要附屬公司詳情如下：

| 附屬公司名稱 | 註冊成立或註冊／營業地點 | 已發行普通股股本／註冊資本面值 | 本集團應佔股本權益 2009年 | 2008年 | 主要業務 |
|---|---|---|---|---|---|
| 銳歡有限公司 | 香港 | 2港元 | 100% | 100% | 投資控股 |
| Cosmo Communications Corporation | 美國／加拿大 | 1,571,000美元 | 93.8% | 93.8% | 電器產品貿易及投資控股 |
| 永堅有限公司 | 香港 | 10,000港元 | 100% | 100% | 投資控股 |
| Hyundai Household Improvement Limited | 香港 | 2港元 | 100% | 100% | 電器產品貿易 |
| 高力勤實業有限公司 | 香港 | 25,000,000港元 | 100% | 100% | 投資控股 |
| 高力勤國貿有限公司 | 香港 | 2港元 | 100% | 100% | 投資控股 |
| 妙勤企業有限公司 | 香港 | 5,000,000港元 | 96% | 96% | 物業投資 |
| Newstar.com Limited | 英屬維爾京群島 | 1美元 | 100% | 100% | 投資控股 |
| Nice States Investment Limited | 香港 | 2港元 | 100% | 100% | 物業投資 |
| 美日有限公司 | 香港 | 2港元 | 100% | 100% | 投資控股及物業發展 |
| 廣捷有限公司 | 香港 | 2港元 | 100% | 100% | 物業投資 |
| 永光管理有限公司 | 英屬維爾京群島 | 1美元 | 100% | 100% | 投資控股 |
| Sheen United Technology Limited | 英屬維爾京群島 | 1美元 | 100% | 100% | 投資控股 |
| SIH Limited | 英屬維爾京群島 | 10,000港元 | 100% | 100% | 投資控股 |
| Skylight Technologies Limited | 英屬維爾京群島 | 1美元 | 100% | 100% | 投資控股 |
| 星輝電子有限公司 | 香港 | 15,090,000港元 | 100% | 100% | 電子產品貿易 |

| 附屬公司名稱 | 註冊成立或註冊／營業地點 | 已發行普通股股本／註冊資本面值 | 本集團應佔股本權益 | | 主要業務 |
|---|---|---|---|---|---|
| | | | 2009年 | 2008年 | |
| Star Fair Manufacturing Company Limited | 澤西島/中國 | 12英鎊 | 100% | 100% | 電子產品製造及銷售 |
| Star Legend Offshore Limited | 英屬維爾京群島 | 1美元 | 100% | 100% | 投資控股 |
| Star Legend Technologies Limited | 英屬維爾京群島 | 1美元 | 100% | 100% | 投資控股 |
| 升岡電子有限公司 | 香港 | 13,000,000港元 | 100% | 100% | 電子產品貿易 |
| 星葉發展有限公司 | 香港 | 2港元 | 100% | 100% | 投資控股 |
| Starlight eTech (Holdings) Limited | 英屬維爾京群島 | 1美元 | 100% | 100% | 投資控股 |
| 升岡出口有限公司 | 香港 | 2港元 | 100% | 100% | 電子產品貿易及物業投資 |
| 升岡集團有限公司 | 香港 | 73,920,192港元 | 100% | 100% | 投資控股 |
| Starlight Manufacturers Limited | 澤西島／中國 | 100,000港元 | 100% | 100% | 電子產品製造及銷售 |
| 升岡市場拓展有限公司 | 香港 | 2港元 | 100% | 100% | 電子產品市場推廣 |
| 升岡市場推廣有限公司 | 香港 | 2港元 | 100% | 100% | 證券買賣及電子產品貿易 |
| 升岡市場推廣澳門離岸商業服務有限公司 | 澳門 | 100,000港元 | 100% | 100% | 電子產品貿易 |
| 升岡科研有限公司 | 香港 | 10,000港元 | 100% | 100% | 物料採購及電子產品及部件貿易 |
| 升岡影像有限公司 | 香港 | 4港元 | 100% | 100% | 為集團公司提供代理服務及視像產品貿易 |

| 附屬公司名稱 | 註冊成立或註冊／營業地點 | 已發行普通股股本／註冊資本面值 | 本集團應佔股本權益 | | 主要業務 |
|---|---|---|---|---|---|
| | | | 2009年 | 2008年 | |
| Starlite Consumer Electronics (USA) Inc. | 開曼群島 | 2港元 | 100% | 100% | 電子產品貿易 |
| Starlite Consumer Electronics (USA) Inc. | 美利堅合眾國 | 20美元 | 100% | 100% | 電子產品貿易 |
| Starshow Investment Limited | 香港 | 2港元 | 100% | 100% | 為集團公司提供代理服務 |
| 恒敏實業有限公司 | 香港 | 4,000,000港元 | 100% | 80% | 塑膠產品製造及銷售 |
| The Singing Machine Company, Inc. (「SMC」)** | 美利堅合眾國 | 272,862美元 | 52.4% | 54.07% | 消費卡拉OK音響設備貿易 |
| Top Spring Technology Limited | 英屬維爾京群島 | 1美元 | 100% | 100% | 投資控股 |
| 廣州星輝電子制造有限公司 | 中國* | 33,300,000港元 | 100% | 100% | 電子產品製造及銷售 |
| 番禺富臨花園房地產有限公司 | 中國* | 人民幣31,750,000元 | 100% | 100% | 物業發展 |
| 番禺恒敏塑膠制品有限公司 | 中國* | 20,000,000港元 | 100% | 100% | 塑膠產品製造及銷售 |
| 番禺星輝電器制造有限公司 | 中國* | 21,500,000港元 | 100% | 100% | 電子產品製造及銷售 |

*　附屬公司為中國外商獨資企業。

**　於2009年3月31日，SMC在NYSE Amex Equatres（前稱「美國證券交易所」）上市。於2009年6月23日，SMC接獲NYSE Amex LLC之除牌通知書，故其普通股已由2009年7月7日起在場外交易議價板報價。

董事局認為上表所列本公司附屬公司均對本年度之業績有重要的影響，或構成本集團資產淨值主要部分。董事局認為如提供其他附屬公司之詳情，將令資料過於冗長。

除SIH Limited及Star Legend Offshore Limited為本公司直接持有外，所有其他附屬公司均為本公司間接持有。於本年底或本年度內任何時間，均無附屬公司有任何未償還借貸資本。

**財務報告附註**
*截至2009年9月30日止6個月*

## 1. 編製基準

截至2009年9月30日止6個月之未經審核簡明綜合中期財務報告乃按照香港會計準則(「香港會計準則」)第34號「中期財務申報」所編製。

## 2. 會計政策之變動

下列新訂/經修訂準則及準則之修訂本乃適用於本集團，並必須於2009年1月1日或其後開始之財政年度採用：

| | |
|---|---|
| 香港會計準則第1號(經修訂) | 財務報告之呈列 |
| 香港會計準則第23號(修訂本) | 借貸成本 |
| 香港財務報告準則第7號(修訂本) | 改善有關金融工具之披露資料 |
| 香港財務報告準則第8號 | 經營分部 |

採用上述現有準則之修訂本並無對本集團之財務狀況造成重大影響，亦無導致本集團之會計政策出現任何變動。

下列新訂準則、準則之修訂本及詮釋必須於2009年1月1日或其後開始之財政年度採用，但目前並不適用於本集團：

| | |
|---|---|
| 香港會計準則第32號及香港會計準則第1號(修訂本) | 可沽售金融工具及清盤時產生之責任 |
| 香港會計準則第39號(修訂本) | 金融工具：確認及計量-內含衍生工具 |
| 香港財務報告準則第1號及香港會計準則第27號(修訂本) | 投資一家附屬公司、共同控制實體或聯營公司之成本 |
| 香港財務報告準則第2號(修訂本) | 以股份為基礎之付款-歸屬條件及註銷 |
| 香港(國際財務報告詮釋委員會)-詮釋第9號及香港會計準則第39號(修訂本) | 重估內含衍生工具 |
| 香港(國際財務報告詮釋委員會)-詮釋第13號 | 客戶忠誠計劃 |
| 香港(國際財務報告詮釋委員會)-詮釋第15號 | 房地產建造協議 |
| 香港(國際財務報告詮釋委員會)-詮釋第16號 | 海外業務淨投資對沖 |
| 香港會計準則第39號(修訂本) | 金融工具：確認及計量-合資格對沖項目 |
| 香港財務報告準則第2號(修訂本) | 以股份為基礎之付款-集團現金結算以股份為基礎付款之交易 |
| 香港財務報告準則第3號(經修訂)及香港會計準則第7號(經修訂) | 業務合併以及綜合及獨立財務報表 |
| 香港(國際財務報告詮釋委員會)-詮釋第17號 | 向擁有人分派非現金資產 |
| 香港(國際財務報告詮釋委員會)-詮釋第18號 | 轉讓客戶資產 |
| 其他多項準則及詮釋 | 香港會計師公會對香港財務報告準則作出之增補修訂 |

## 3. 分類資料

**業務分部**

香港財務報告準則第8號經營分部對有關本集團經營分部之資料披露有所規定。採用此準則並無對本集團之經營業績或財務狀況造成任何影響。本集團確定，經營分部與過往根據香港會計準則第14號分部呈報所確認及披露之業務分部相同。

本集團由兩個經營分部組成，分別是電子產品設計、製造及銷售及證券買賣。該等分部乃本集團報告其主要分類資料之基準。

主要業務如下：

**截至2009年9月30日止6個月**

| | 電子產品設計、製造及銷售 | 證券買賣 | 合計 |
|---|---|---|---|
| | *千港元* | *千港元* | *千港元* |
| **營業額** | 389,549 | – | 389,549 |
| **分部業績** | (27,338) | 5,156 | (22,182) |
| 利息收入 | | | 639 |
| 未分配收入 | | | 2,419 |
| 應佔聯營公司溢利 | | | 461 |
| 融資成本 | | | (5,034) |
| 除税前虧損 | | | (23,697) |
| 税項 | | | (1,044) |
| 本期間虧損 | | | (24,741) |

**截至2008年9月30日止6個月**

| | 電子產品設計、製造及銷售 | 證券買賣 | 合計 |
|---|---|---|---|
| | *千港元* | *千港元* | *千港元* |
| **營業額** | 767,424 | – | 767,424 |
| **分部業績** | 22,428 | (5,386) | 17,042 |
| 利息收入 | | | 365 |
| 應佔聯營公司溢利 | | | 1,175 |
| 融資成本 | | | (10,988) |
| 除税前溢利 | | | 7,594 |
| 税項 | | | (724) |
| 本期間溢利 | | | 6,870 |

## 4. 其他收入

| | 截至9月30日止6個月 | |
|---|---|---|
| | 2009年 | 2008年 |
| | *千港元* | *千港元* |
| 其他收入包括： | | |
| 佣金收入 | 343 | 1,191 |
| 匯兌收益淨值 | 7,441 | 596 |
| 投資收入 | 1,113 | 1,173 |
| 租金收入 | 2,419 | 2,334 |
| 雜項收入 | 3,070 | 2,819 |
| | 14,386 | 8,113 |

## 5. 金融工具之公平價值增加(減少)淨額

| | 截至9月30日止6個月 | |
|---|---|---|
| | 2009年 | 2008年 |
| | *千港元* | *千港元* |
| 衍生金融工具之公平價值增加 | 675 | 417 |
| 指定為按公平價值計入損益之金融資產之公平價值增加(減少) | 374 | (669) |
| 持有作買賣之投資之公平價值增加(減少) | 4,002 | (5,403) |
| | 5,051 | (5,655) |

## 6. 折舊及攤銷

於本期間，本集團就名下物業、廠房及設備、預付租賃款項及產品開發成本於綜合財務報表內扣除約24,639,000港元(截至2008年9月30日止6個月：27,267,000港元)之折舊及攤銷。

## 7. 稅項

| | 截至9月30日止6個月 | |
|---|---|---|
| | **2009年** | **2008年** |
| | *千港元* | *千港元* |
| 稅項支出(退回)包括： | | |
| 香港利得稅 | – | 1,081 |
| 其他司法區之稅項(退稅) | 1,044 | (357) |
| 本公司及其附屬公司應佔稅項 | 1,044 | 724 |

由於本集團於本期間內在香港並無產生任何應課稅溢利，故並無為香港利得稅計提任何撥備(截至2008年9月30日止6個月：1,081,000港元)。

香港利得稅乃根據本期間之估計應課稅溢利按稅率16.5%(2008年：16.5%)計算。

其他司法區之稅項乃按個別司法區之現行稅率計算。

## 8. 每股(虧損)盈利

每股之基本及攤薄(虧損)盈利乃根據以下資料計算：

| | 截至9月30日止6個月 | |
|---|---|---|
| | **2009年** | **2008年** |
| 本公司擁有人於本期間淨(虧損)溢利及為計算每股基本及攤薄(虧損)盈利 | (17,675,000)港元 | 10,359,000港元 |
| 為計算每股基本(虧損)盈利之加權平均股份數目 | 785,088,828 | 789,241,999 |
| 為計算每股攤薄(虧損)盈利之購股權相關普通股潛在攤薄影響 | 不適用 | 42,410,925 |
| 為計算每股攤薄(虧損)盈利之加權平均普通股份數目 | 不適用 | 831,652,924 |

## 9. 中期股息

董事議決不派發截至2010年3月31日止年度之中期股息(截至2009年3月31日止年度：每股零仙)。

## 10. 物業、廠房及設備

| | 截至9月30日止6個月 | |
|---|---|---|
| | 2009年 | 2008年 |
| | *千港元* | *千港元* |
| 於年度初期賬面淨值 | 272,565 | 298,575 |
| 匯兑調整 | (149) | (64) |
| 添置 | 10,452 | 22,647 |
| 折舊 | (24,406) | (26,401) |
| | 258,462 | 294,757 |

## 11. 應收賬項、按金及預付款項

於2009年9月30日，應收賬項、按金及預付款項中包括應收貿易賬項228,826,000港元(2009年3月31日：102,003,000港元)。本集團給予貿易客戶之信貸賬期最長為90日，視乎所出售產品而定。於報告日應收賬目之賬齡分析如下：

| | 2009年<br>9月30日<br>(未經審核)<br>*千港元* | 2009年<br>3月31日<br>(經審核)<br>*千港元* |
|---|---|---|
| 0 – 30日 | 183,566 | 67,376 |
| 31 – 60日 | 22,804 | 5,002 |
| 61 – 90日 | 2,139 | 9,338 |
| 超過90日 | 20,317 | 20,287 |
| | 228,826 | 102,003 |

## 12. 應付賬款及應計費用

於2009年9月30日，應付賬項及應計費用包括應付貿易賬款188,456,000港元(2009年3月31日：120,323,000港元)。於結算日應付貿易賬款之賬齡分析如下：

| | 2009年<br>9月30日<br>(未經審核)<br>*千港元* | 2009年<br>3月31日<br>(經審核)<br>*千港元* |
|---|---|---|
| 0 – 30日 | 140,838 | 29,264 |
| 31 – 60日 | 19,680 | 16,914 |
| 61 – 90日 | 6,771 | 19,641 |
| 超過90日 | 21,167 | 54,504 |
| | 188,456 | 120,323 |

## 13. 股本

| | 股份數目 | 已發行及繳足股本 |
|---|---|---|
| | | *千港元* |
| 於2009年4月1日及2009年9月30日之結餘 | 785,088,828 | 314,035 |

## 14. 資本承擔

| | 2009年9月30日 | 2009年3月31日 |
|---|---|---|
| | *千港元* | *千港元* |
| 有關下列各項之已簽約但未在綜合財務報表內撥備： | | |
| －收購物業、廠房及設備之資本費用 | 1,389 | 3,229 |

## 15. 或然負債

本集團於2009年9月30日及2009年3月31日，並無任何重大或然負債。

## 16. 關連人士交易

本集團於本六個月期間內並無進行重要之關連人士交易。

## 債項聲明

### 借貸

於二零一零年四月三十日(即付印本發售章程前確定本債項聲明內容之最後實際可行日期)(「債項日期」)營業結束時，本集團有下列未償還借貸：

| | 非即期部分 | 即期部分 | 總計 |
|---|---|---|---|
| | *千港元* | *千港元* | *千港元* |
| 短期銀行貸款*(附註a)* | – | 100,800 | 100,800 |
| 長期銀行貸款*(附註b)* | 14,504 | 11,943 | 26,447 |
| 具追索權貼現票據之貸款*(附註c)* | – | 28,003 | 28,003 |
| 信託收據及入口貸款*(附註d)* | – | 65,098 | 65,098 |
| 債權貼現貸款*(附註e)* | – | 4,618 | 4,618 |
| | 14,504 | 210,462 | 224,966 |

*附註*

a) 短期銀行貸款約100,800,000港元為無抵押，按年利率1.13厘至3.92厘計息，須於一年內償還。

b) 有抵押長期銀行貸款約26,447,000港元為無抵押，按年利率1.63厘計息，其中約11,943,000港元須於一年內償還，餘額約14,504,000港元須於2至5年內償還。

c) 具追索權貼現票據之貸款約為28,003,000港元，倘於到期日前應收賬項出現信貸虧損，則本集團須向金融機構還款，因此，本集團繼續將其賬面值全數確認為借貸。

d) 信託收據及入口貸款約65,098,000港元為無抵押，按年利率1.5厘至2.6厘計息，須於一年內償還。

e) 債權貼現貸款約4,618,000港元為無抵押，按月利率2厘計息，須於一年內償還。

## 或然負債

*本公司*

本公司就銀行信貸授予若干附屬公司之公司擔保之或然負債總額約1,299,100,000港元。於二零一零年四月三十日，附屬公司已動用其中約214,852,000港元信貸。

除上文所述者外，於二零一零年四月三十日，本集團及本公司並無任何重大或然負債。

## 資產抵押

於二零一零年四月三十日，本集團抵押若干主要資產作為本集團所獲一般信貸融資及證券經紀股票戶口之擔保。該等資產之賬面值如下：

| | *千港元* |
|---|---|
| 具追索權貼現票據及已貼現應收賬項結餘 | 32,621 |

## 免責聲明

除本附錄一「債項聲明」分節所述以及集團內公司間負債外，於二零一零年四月三十日，本集團概無已發行及獲准或其他已設立但未發行之債務證券，有擔保、無擔保、有抵押、無抵押之定期貸款以及有擔保、無擔保、有抵押、無抵押之銀行借貸(包括銀行貸款及透支或其他類似債項)、承兑負債(不包括正常貿易票據)或承兑信貸、租購或融資租約承擔、擔保或其他重大或然負債。

董事確認(i)自二零一零年四月三十日以來本集團債項及或然負債並無任何重大不利變動；及(ii)自二零零九年三月三十一日以來本集團財務或交易狀況並無任何重大不利變動。

## 營運資金

董事經計及公開發售所得款項及本集團財務資源(包括內部所得資金及本集團可動用之信貸融資)並經過審慎周詳考慮後，認為本集團擁有足夠營運資金滿足現時(即自本發售章程日期起至少未來十二個月)之需要。

## 業務回顧及前景

### 截至二零零九年三月三十一日止年度的業務回顧

*業績*

截至二零零九年三月三十一日止財政年度內，全球經濟體系經歷著史無前例的環球金融市場震盪，消費者信心銳挫，信貸市場日益緊縮。不幸地，由於本集團經營環球業務，製造、銷售及分銷辦事處遍佈全球，所以我們亦不能倖免於面對這場經濟挑戰。因此，本集團於二零零九年財政年度錄得銷售額1,281,000,000港元，而二零零八年財政年度則為2,199,000,000港元(跌幅42%)。鑒於經濟急速嚴重下滑，我們錄得虧損120,000,000港元。然而，縱然面對經濟衰退局面，我們卻比去年持有更多現金、減少存貨及降低了間接開支。

*電子生產業務*

二零零九年財政年度對本集團電子生產業務而言相當艱巨。由於歐美兩國佔本集團銷售之96%，本集團在北美洲及歐洲之銷售分別較去年下跌35%及54%，業績表現難免受損。

影響本年度財務業績之因素有多項。毛利率由二零零八年財政年度之24%下降至二零零九年財政年度之20%。於二零零九年財政年度前，本集團之電子生產業務策略為致力於生產高檔產品及淘汰利潤較低之低檔產品。但是，鑒於經濟不穩，本集團不幸地被迫採取反向策略。零售市場疲弱及消費者信心動搖，亦導致一向利潤較低之廉價產品銷售提高。因此，平均單位售價下跌5.4%。由於低檔產品佔銷售組合大部分比重，故利潤出現下調。

另外，年內向客戶提供折扣亦對毛利率造成不利影響。鑒於零售市場疲弱，假期旺季期間銷售滑落。為了支持零售商週轉存貨，本集團提供了折扣優惠及營銷資助金。

二零零九年財政年度內，大部分原材料之成本同樣受到影響。本集團其中一項主要部件為LCD面板，其價格於財政年度下半年一直出現難以預測之波動。雖然LCD面板之成本於整個年度內持續下調，但因本集團須預早採購此等部件生產成品以趕及交貨期，故未能把握降價之機會。這種情況令本集團兩面受創；本集團須於季前以高價採購供應品，然後在旺季LCD面板成本降低的當時被迫提供折扣以保持競爭力。

本集團之經營成本亦因全球金融市場動盪而受到不利影響。於二零零九年財政年度，人民幣兑港元匯價升值6.8%。由於本集團在中國之製造業務龐大，故國內之港元購買力轉弱令本集團付出額外開支。中國之新勞動法獲得通過，導致開支增勢變本加厲。由於本集團就銷售下降作出應對及採取行動削減人手，故新勞動法迫使本公司增加向裁減員工支付之遣散費。

本集團於結算日之存貨為402,000,000港元，較去年之544,000,000港元減少26%。存貨減少乃因本集團財政年度第四季積極傾銷存貨所致。

*證券買賣*

於本年度，本集團錄得分部業績虧損12,400,000港元。

**截至二零零九年九月三十日止六個月之業務回顧**

由於全球經濟持續衰退，失業高踞不下，以及消費疲弱，故本集團於本中期未能扭轉表現。本集團錄得銷售額390,000,000港元(二零零八年：767,000,000港元)，並錄得本公司擁有人應佔淨虧損18,000,000港元，而二零零八年則錄得本公司擁有人應佔淨溢利10,000,000港元。

本集團營業額錄得49%減幅，主要由於財政年度初的銷售放緩所致。銷售放緩乃由以下本集團控制以外之多重因素所影響。於年初，由於商鋪存貨過剩且消費者信心不明朗，零售商預期前景不佳，美國零售業亦趨向審慎。因此，零售商延遲訂購或完全取消訂單。此外，傳統假日如復活節、母親節及父親節亦未能帶動零售消費。為應付疲弱的經濟消費，零售商亦集中訂購價錢相宜的入門級產品。然而，兩年前經濟強勁，本集團改變策略，由生產入門級產品轉而生產高檔產品。零售商採購趨勢並未跟隨本集團策略改變而專注於高檔產品。聖誕節季節訂單開始時，本集團亦受珠江三角洲地區工人短缺所影響。這對銷售額影響雖不算重大，但已導致期內單位成本增高及毛利率下降。

毛利率由22%下降至19%。工人工資已經漸趨穩定，但因勞工短缺，本集團須增加工人加班工作以彌補短缺。由於中國南方省份有數以千計之工廠倒閉，大量工人回到數百里外之家鄉，而未有回到南方省份待業。本集團於財政年度初採取積極行動以減少過剩存貨及減少儲存及融資成本，因此毛利率亦受負面影響。

本集團將行政費用及財務成本分別減少7%及54%。行政薪酬全線減少10%至25%。由於本集團於本期間將借貸維持於低水平，故此財務費用較二零零八年大幅減少。

本公司擁有人應佔淨虧損18,000,000港元乃主要由於銷售額下滑及毛利率溫和下跌所致。管理層曾預期業績轉好，惟現時淨虧損乃因管理層控制以外之因素所致。

**前景**

管理層有信心本集團能抵禦持續之經濟衰退。為此，本集團已實施多個方案降低間接開支，並採取經濟緩慢復甦之保守態度。

於二零零九年四月，本集團首先在中國工廠大幅削減人手及取消加班補水。故此，管理層節省大量經費，為預期未來一年之營業額下跌作好準備。

於二零零九年財政年度，中國珠江三角洲地區有不少工廠倒閉。本集團預期，市場上激烈的競爭日後將會淡化，因此展望前景向好，利潤會有所改善。Hamilton Beach品牌特許系列產品持續發展，under-the-cabinet（「UTC」）系列尤其突出。本集團亦正積極把握機會特許分銷其他知名品牌，以強化其品牌組合。憑藉悠久的歷史、龐大的產能及技術資源，本集團預期於經濟衰退過後將繼續在消費電子市場上成為實力雄厚之從業公司。

雖然經濟衰退導致銷售減半，但本集團於二零零九年財政年度亦投資了42,800,000港元進行研發相關工作，較前一年之43,600,000港元僅輕微減少。本集團之政策為維持大額研發投資，藉向客戶提供創新科技產品保持競爭優勢。

本集團預見於未來數年之中國製造業環境向好。人民幣去年大幅度升值6.8%，並影響中國工資、原材料及所有間接製造成本上漲，自二零零九年財政年度結束起已保持穩定。由於經濟困境可能促使政府向國內經營之私營僱主採取調和措施，故本集團預期中國之營商環境將見改善。

本集團對於二零一零年財政年度較二零零九年財政年度顯著好轉之憧憬充滿希望。憑藉強勁之流動資金狀況，配合精簡的成本架構、靈活多變之生產能力、持續作出研發投資、北美洲分銷業務改善，以及在中國擁有一支資深團隊，本集團已準備就緒，於全球經濟復甦後重上軌道，恢復盈利能力。

儘管若干經濟指標顯示全球經濟正值復甦初期，惟結束目前經濟衰退預期將由二零零九年延遲至二零一零年。管理層對本集團銷售額將於二零一零年改善抱審慎樂觀態度。本集團將銀行貸款維持於低水平、謹慎監督存貨規劃、鞏固本集團於美國及英國之銷售份額及以一連串措施精簡架構，使其可於漫長復甦期中持續發展。

## A. 本集團經調整綜合有形資產淨值之未經審核備考報表

以下為本集團經調整綜合有形資產淨值之未經審核備考報表，以說明按每股發售股份0.12港元以所持每五股股份獲發行四股發售股份基準公開發售628,071,062股每股面值0.10港元之發售股份可能對本集團之有形資產淨值造成之影響(猶如股本重組(於二零一零年六月二十三日生效)及公開發售於二零零九年九月三十日已完成)。由於僅就說明用途編製且基於其性質未必可真實反映本集團於完成公開發售後之財務狀況。

本集團經調整綜合有形資產淨值之未經審核備考報表乃根據摘錄自本集團所刊發截至二零零九年九月三十日止六個月之未經審核中期報告之本公司擁有人應佔本集團未經審核綜合有形資產淨值編製，並根據公開發售之影響作出調整。

| 於二零零九年九月三十日本公司擁有人應佔本集團經調整未經審核綜合有形資產淨值 | 估計公開發售所得款項淨額 | 緊隨股本重組及公開發售完成後本公司擁有人應佔本集團未經審核備考經調整綜合有形資產淨值 | 緊隨股本重組及公開發售完成後本公司擁有人就每股股份應佔本集團未經審核備考經調整綜合有形資產淨值 |
|---|---|---|---|
| *(附註1)* | *(附註2)* | | *(附註3)* |
| *千港元* | *千港元* | *千港元* | *港元* |
| 624,258 | 72,909 | 697,167 | 0.49 |

*附註：*

1. 於二零零九年九月三十日本公司擁有人應佔經調整未經審核綜合有形資產淨值為624,258,000港元，即本公司擁有人應佔本集團未經審核綜合資產淨值650,886,000港元(摘錄自本公司所刊發截至二零零九年九月三十日止六個月之中期報告)減產品開發成本及商譽總額26,628,000港元。

2. 估計公開發售所得款項淨額乃根據按每股發售股份0.12港元發售628,071,062股每股面值0.10港元之發售股份並經扣除估計包銷費用及本集團產生的其他相關開支約2,460,000港元計算得出。

3. 本公司擁有人就每股股份應佔未經審核備考經調整綜合有形資產淨值乃根據1,413,159,890股股份(包括於最後實際可行日期已發行之785,088,828股股份及628,071,062股發售股份計算。於最後實際可行日期，本集團尚有18,256,000份未行使之購股權，編製經調整綜合有形資產淨值之未經審核備考報表乃假設概無行使該等購股權。

4. 股本重組對本公司擁有人應佔本集團未經審核備考經調整綜合有形資產淨值及本公司擁有人就每股股份應佔本集團未經審核備考經調整綜合有形資產淨值概無任何影響。

## B. 有關經調整綜合有形資產淨值之未經審核備考報表之會計師報告

*以下為申報會計師德勤•關黃陳方會計師行就未經審核備考財務資料發出之會計師報告全文。*



### 有關經調整綜合有形資產淨值之未經審核備考報表之會計師報告

**致升岡國際有限公司*董事**

吾等謹此就升岡國際有限公司*(「貴公司」)及其附屬公司(下文統稱「貴集團」)之經調整綜合有形資產淨值之未經審核備考報表作出報告，該等報表乃由 貴公司董事僅就闡釋用途編製，旨在提供按每股發售股份0.12港元以所持每五股股份獲發行四股發售股份基準公開發售628,071,062股每股面值0.10港元之發售股份可能對 貴集團所呈列於二零零九年九月三十日之綜合有形資產淨值之影響的資料，以供載入 貴公司所刊發日期為二零一零年六月二十九日之發售章程(「發售章程」)附錄二第A節。編製經調整綜合有形資產淨值之未經審核備考報表之基準載於發售章程附錄二第A節。

**貴公司董事及申報會計師各自之責任**

貴公司董事就根據香港聯合交易所有限公司證券上市規則(「上市規則」)第4章第29段規定以及參照香港會計師公會頒佈之會計指引第7號「編製備考財務資料以供載入投資通函」編製經調整綜合有形資產淨值之未經審核備考報表承擔全部責任。

吾等之責任乃根據上市規則第4章第29(7)段之規定就經調整綜合有形資產淨值之未經審核備考報表發表意見，並向 閣下報告。對於吾等之前所發出任何有關編撰經調整綜合有形資產淨值之未經審核備考報表所採用任何財務資料之任何報告，吾等概不負責，除非屬於發出當日獲發該等報告之人士。

* *僅供識別*

**意見基準**

吾等根據香港會計師公會頒佈之香港投資通函報告委聘準則第300號「投資通函之備考財務資料會計師報告」履行委聘工作。吾等之工作主要包括比較來源文件之未經調整財務資料、考慮支持調整之憑證並與　貴公司董事討論經調整綜合有形資產淨值之未經審核備考報表。此項委聘並不涉及獨立審查任何相關財務資料。

吾等在策劃和履行工作時，均以取得一切吾等認為所需資料及解釋為目標，使吾等能獲得充分憑證，就　貴公司董事按所述基準妥為編製之經調整綜合有形資產淨值之未經審核備考報表作出合理確定，有關基準與　貴集團之會計政策一致，而調整就根據上市規則第4章第29(1)段披露經調整綜合有形資產淨值之未經審核備考報表而言屬適合。

根據　貴公司董事之判斷及假設編製之經調整綜合有形資產淨值之未經審核備考報表僅作闡釋用途且基於其假設性質，並不保證及表明日後將發生任何事項，亦未必說明　貴集團於二零零九年九月三十日或任何未來日期之財務狀況。

**意見**

吾等認為：

a) 貴公司董事已按所述基準妥為編撰經調整綜合有形資產淨值之未經審核備考報表；

b) 該等基準與　貴集團之會計政策一致；及

c) 就根據上市規則第4章第29(1)段披露之經調整綜合有形資產淨值之未經審核備考報表而言，上述調整乃屬適當。

**德勤 • 關黃陳方會計師行**
*執業會計師*
香港

二零一零年六月二十九日

## 1. 責任聲明

本發售章程載有遵照上市規則提供之詳情，旨在提供有關本公司之資料，董事願就本發售章程所載內容共同及個別承擔全部責任。董事在作出一切合理查詢後確認，就彼等深知及確信，本發售章程所載之資料在各重大方面均屬準確及完整，且並無誤導或欺詐成份；並無遺漏其他事宜致使本發售章程所載任何聲明產生誤導。

## 2. 股本

於最後實際可行日期，本公司法定及已發行股本如下：

| 法定股本： | | *港元* |
|---|---|---|
| 5,000,000,000股 | 每股面值0.10港元之普通股 | 500,000,000.00 |
| 已發行及繳足或入賬列作繳足： | | |
| 785,088,828股 | 於最後實際可行日期每股面值0.10港元之普通股 | 78,508,882.80 |
| 628,071,062股 | 將予發行之發售股份 | 62,807,106.20 |
| 1,413,159,890股 | | 141,315,989.00 |

本公司並無任何證券現已在任何其他證券交易所上市及買賣，亦無正在或擬尋求批准本公司證券在任何其他證券交易所上市及買賣。

概無訂立任何有關放棄／將會放棄或同意放棄未來股息之安排。

所有將予發行之發售股份將與於發售股份配發及發行日期之所有已發行股份在各方面享有同等權益。將予發行之發售股份將於聯交所上市。

於最後實際可行日期，本公司有73,024,000份尚未行使購股權。除尚未行使之購股權外，於最後實際可行日期，本公司概無可授予持有人任何附帶權利以認購、可兑換或交換為新股份之尚未行使購股權、認股權證、衍生工具或可換股證券。

## 3. 權益披露

### (a) 董事及主要行政人員於本公司之權益

於最後實際可行日期，董事或主要行政人員及彼等之聯繫人士於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有須根據證券及期貨條例第XV部第7及8分部須知會本公司或其任何相聯法團及聯交所，或根據證券及期貨條例第352條須記入登記冊，或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益及淡倉如下：

| 姓名／名稱 | 權益性質 | 所持股份數目 | 佔本公司已發行股本之概約百分比 |
|---|---|---|---|
| 劉錫康先生*(附註1及4)* | 實益擁有人 | 99,823,029 | 12.71% |
| 劉錫淇先生*(附註2及4)* | 實益擁有人 | 38,693,836 | 4.93% |
| 劉錫澳先生*(附註3及4)* | 實益擁有人 | 37,507,445 | 4.78% |
| K.K. Nominees Limited*(附註5)* | 擁有被控股公司之權益 | 3,165,277 | 0.40% |
| Wincard Management Services Ltd*(附註6)* | 擁有被控股公司之權益 | 10,100,415 | 1.29% |
| Philip Lau Holding Corporation*(附註7)* | 信託基金持有 | 169,069,209 | 21.54% |
| 韓相田 | 實益擁有人 | 206,769 | 0.03% |
| 卓育賢 | 實益擁有人 | 770,000 | 0.10% |

*附註：*

1. 劉錫康先生為主席兼執行董事。

2. 劉錫淇先生為執行董事及劉錫康先生及劉錫澳先生之胞兄弟。

3. 劉錫澳先生為執行董事及劉錫康先生及劉錫淇先生之胞兄弟。

4. 根據收購守則，劉錫康先生、劉錫淇先生及劉錫澳先生被視為一致行動人士，因此，彼等被視為擁有各自持有之現有股份及經調整股份之權益。

5. K.K. Nominees Limited由劉錫康先生、劉錫淇先生及劉錫澳先生全資實益擁有。劉錫康先生、劉錫淇先生及劉錫澳先生被視為擁有K.K. Nominees Limited擁有之現有股份及經調整股份之權益。

6. Wincard Management Services Limited由劉錫康先生、劉錫淇先生及劉錫澳先生全資實益擁有。劉錫康先生、劉錫淇先生及劉錫澳先生被視為擁有Wincard Management Services Limited擁有之現有股份及經調整股份之權益。

7. Philip Lau Holding Corporation由一全權信託基金實益擁有，該全權信託基金之受益人包括劉錫康先生及其聯繫人士。劉錫康先生被視為擁有Philip Lau Holding Corporation擁有之現有股份及經調整股份之權益。

8. 該等股份由Timemate Industries Ltd.實益擁有，該公司由包銷商丙實益擁有75%權益。因此，包銷商丙被視為擁有Timemate Industries Ltd.實益擁有之現有股份及經調整股份之權益。

除上文所披露者外，於最後實際可行日期，概無董事或本公司主要行政人員於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有或被視為擁有(i)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之任何權益或淡倉（包括彼等根據證券及期貨條例之條文被當作或視為擁有之權益或淡倉）；或(ii)根據證券及期貨條例第352條須記入該條所述之登記冊之任何權益或淡倉；或(iii)根據上市規則所載上市公司董事進行證券交易的標準守則須知會本公司及聯交所之任何權益或淡倉。

**(b) 主要股東及其他人士於股份及相關股份之權益**

於最後實際可行日期，根據本公司按照證券及期貨條例第336條存置之登記冊，及據董事或本公司主要行政人員所知，以下人士(不包括董事或本公司主要行政人員)於股份或相關股份中擁有或被視為或被當作擁有權益或淡倉而須根據證券及期貨條例第XV部第2及3分部之條文向本公司及聯交所披露，或直接或間接擁有附有可於任何情況下在本集團任何成員公司之股東大會上投票之權利之任何類別股本(包括該等股本之購股權)面值5%或以上之權益：

*(i) 本公司之主要股東：*

| 姓名 | 權益性質 | 所持股份數目 | 佔本公司已發行股本之概約百分比 |
|---|---|---|---|
| 李裕章 | 實益擁有人 | 42,140,878 | 5.37% |

*附註：*

除上文所披露者外及就董事或本公司主要行政人員所知，於最後實際可行日期，概無人士(不包括董事或本公司主要行政人員)於股份及相關股份中擁有權益或淡倉而須根據證券及期貨條例第XV部第2及3分部之條文向本公司及聯交所披露，或直接或間接擁有附有可於任何情況下在本集團任何其他成員公司之股東大會上投票之權利之任何類別股本(包括該等股本之購股權)面值5%或以上之權益。

## 4. 董事服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂有或擬訂立任何服務合約(不包括將於一年內屆滿或僱主可於一年內終止而免付賠償(法定補償除外)之服務合約)。

## 5. 董事於資產之權益

自二零一零年三月三十一日(即本集團最近期發表之經審核綜合財務報表之結算日)至最後實際可行日期為止，各董事在本集團任何成員公司所購買或出售或租賃，或建議購買或出售或租賃之任何資產中概無直接或間接擁有任何權益。

## 6. 董事於合約或安排之權益

就董事所知，彼等或本公司之主要股東(定義見上市規則)或彼等各自之聯繫人士概無於與本集團業務構成競爭或可能構成競爭或與本集團有任何其他利益衝突之業務中擁有任何權益。

## 7. 競爭權益

於最後實際可行日期，各董事或彼等各自之聯繫人士概無於與本集團業務直接或間接構成競爭或可能構成競爭之業務中擁有任何權益，惟不包括董事獲委任為董事以代表本公司及／或本集團利益之該等業務。

## 8. 訴訟

於最後實際可行日期，本集團接獲一份有關Digital Integrated System Sdn. Bhd.(「**DIS**」)向香港高等法院呈請對本公司全資附屬公司Starlight Marketing Limited(「**SML**」)發出之傳召令狀(「**令狀**」)。根據令狀所附申索陳述書，DIS指稱DIS與SML於二零零九年二月至二零零九年十二月期間進行多項交易，惟DIS並未收到任何付款。DIS所申索之總金額約為23,753,947美元。SML已就令狀尋求法律意見，並擬就此申索作出積極及強烈抗辯。雖然若SML未能成功就申索抗辯可能會對本集團造成重大不利影響，惟鑑於訴訟程序仍在初步階段，董事認為現階段評估對本集團之潛在影響不切實際。若申索不成立，則不會對本集團造成影響。

## 9. 專家及同意書

於本發售章程發表意見或建議之專家資格如下：

| 名稱 | 資格 |
|---|---|
| 德勤•關黃陳方會計師行 | 執業會計師 |

德勤•關黃陳方會計師行已就刊發本發售章程連同以所示形式及涵義收錄其函件或引述其名稱而發出書面同意書，且迄今並無撤回有關書面同意書。

德勤•關黃陳方會計師行概無擁有本集團任何成員公司之任何股權，亦無擁有可認購或提名他人認購本集團任何成員公司之證券之權利(不論是否可依法執行)。

自二零零九年三月三十一日(即本集團最近期發表之經審核綜合賬目之結算日)以來，德勤•關黃陳方會計師行在本集團任何成員公司所購買或出售或租賃，或建議購買或出售或租賃之任何資產中概無直接或間接擁有任何權益。

## 10. 重大合約

於緊接本發售章程日期前兩年內，本公司或其任何附屬公司曾訂立以下重大或可屬重大之合約(並非一般日常業務上訂立之合約)：

1. 包銷協議。

## 11. 開支

有關公開發售之開支(包括財務顧問費用、印刷、登記、翻譯、法律及會計支出)估計約為2,460,000港元，並將由本公司支付。

## 12. 參與公開發售之各方及公司資料

董事

| | |
|---|---|
| 劉錫康先生 | 香港香港仔大道232號城都工業大廈5樓 |
| 劉錫淇先生 | 香港香港仔大道232號城都工業大廈5樓 |
| 劉錫澳先生 | 香港香港仔大道232號城都工業大廈5樓 |
| 韓相田先生 | 香港香港仔大道232號城都工業大廈5樓 |
| 何厚鏘先生 | 香港香港仔大道232號城都工業大廈5樓 |
| 陳澤仲先生 | 香港香港仔大道232號城都工業大廈5樓 |
| 卓育賢先生 | 香港香港仔大道232號城都工業大廈5樓 |

| | |
|---|---|
| 註冊辦事處 | Canon's Court<br>22 Victoria Street<br>Hamilton HM12<br>Bermuda |
| 總辦事處及香港主要營業地點 | 香港<br>香港仔大道232號<br>城都工業大廈<br>5樓 |
| 法定代表 | 劉錫康先生<br>香港香港仔大道232號城都工業大廈5樓<br>劉錫淇先生<br>香港香港仔大道232號城都工業大廈5樓 |
| 公司秘書 | 羅泰安<br>香港<br>九龍紅磡海逸豪園玉庭軒<br>6座26C室 |
| 本公司法律顧問 | 香港法律：<br>李智聰律師事務所<br>香港中環<br>都爹利街6號<br>印刷行14樓<br><br>百慕達法律：<br>毅柏律師事務所<br>香港中環<br>夏慤道12號<br>美國銀行中心8樓 |
| 就公開發售向獨立董事委員會提供意見之獨立財務顧問 | 滙盈融資有限公司<br>香港中環<br>雲咸街60號<br>中央廣場28樓 |
| 核數師及申報會計師 | 德勤 • 關黃陳方會計師行<br>*執業會計師*<br>香港金鐘道88號<br>太古廣場一期35樓 |

| | |
|---|---|
| 包銷商 | 朱大安<br>余錦澄<br>周永祥<br>范思浩<br>吳錦青 |
| 主要股份過戶登記處 | Butterfield Fulcrum Group (Bermuda) Limited<br>Rosebank Centre, 11 Bermudiana Road,<br>Pembroke, HM08, Bermuda |
| 香港股份過戶登記分處 | 卓佳秘書商務有限公司<br>香港灣仔<br>皇后大道東28號<br>金鐘匯中心26樓 |
| 主要往來銀行 | 香港上海滙豐銀行有限公司<br>香港<br>皇后大道中1號<br><br>渣打銀行(香港)有限公司<br>香港<br>觀塘<br>觀塘道388號<br>渣打中心15樓<br><br>恒生銀行有限公司<br>香港<br>德輔道中83號<br><br>中國工商銀行(亞洲)有限公司<br>香港<br>中環<br>花園道3號<br>中國工商銀行大廈33樓 |

## 13. 一般事項

(a) 於最後實際可行日期，概無任何董事獲得任何利益作為離職補償或其他與公開發售有關之損失補償。

(b) 於最後實際可行日期，概無關於影響從香港以外地區將溢利匯回或將資金調回香港之任何限制。

(c) 本發售章程及隨附之申請表格乃以英文及中文編製。如有歧義，概以英文本為準。

## 14. 其他權益披露

(1) 於最後實際可行日期，除包銷協議項下之承諾外，董事局尚未接獲任何主要股東有關彼等擬接納公開發售項下彼等將獲暫定配發或發售之本公司證券之訊息。

(2) 於最後實際可行日期，包銷商及其一致行動人士概無訂立董事擁有重大權益之合約或安排。

## 15. 董事及高級管理層

### 執行董事

**劉錫康先生**，63歲，於1989年9月26日起獲委任為本公司執行董事。彼亦為本公司主席兼董事總經理。彼在本集團已服務40年並擁有超過40年電子工業之管理經驗。劉先生於過去三年並無出任其他上市公眾公司董事職位。劉先生亦為本公司多家集團附屬公司之董事。彼為本公司之執行董事及高層管理人員劉錫淇先生、劉錫澳先生、劉翠蓮女士、劉錫鴻先生及劉錫海先生之胞兄。

**劉錫淇先生**，60歲，於1989年9月26日起獲委任為本公司董事。彼現為本公司執行董事。彼在本集團已服務38年，負責本集團之中國整體生產管理，亦主管本集團之研發部。劉先生過去三年內並無出任其他上市公眾公司董事職位。劉先生亦為本公司多家集團附屬公司之董事。彼為本公司之執行董事及高層管理人員劉錫康先生、劉錫澳先生、劉翠蓮女士、劉錫鴻先生及劉錫海先生之胞兄弟。

**劉錫澳先生**，60歲，於1989年9月26日起獲委任為本公司執行董事，負責本集團之研究及發展，並於本集團已服務38年。劉先生於過去三年並無出任其他上市公眾公司董事職位。劉先生亦為本公司多家集團附屬公司之董事。彼為本公司之執行董事及高層管理人員劉錫康先生、劉錫淇先生、劉翠蓮女士、劉錫鴻先生及劉錫海先生之胞兄弟。

**非執行董事**

**韓相田先生**，69歲，彼於1988年起獲委任為本公司獨立非執行董事，其後於2004年9月28日調任本公司非執行董事。現職為律師，於香港執業超過40年。彼於2008年4月1日起辭任韓潤燊律師樓之首席合夥人，惟仍留任顧問職務。彼於2009年8月辭任香港聯合交易所有限公司之上市公司自動系統集團有限公司之獨立非執行董事，亦為Starlight Industrial Holdings Limited及The Singing Machine Company, Inc.(均為本公司附屬公司)之董事。彼為本公司審核委員會及薪酬委員會成員。

**獨立非執行董事**

**何厚鏘先生**，54歲，彼於1998年10月1日獲委任為本公司獨立非執行董事。彼為本公司審核委員會成員。何先生持有University of Exeter學士學位，亦為英格蘭及威爾斯特許會計師公會會員及香港會計師公會資深會員。何先生有超過23年管理及地產發展經驗。何先生為中信泰富有限公司、香港小輪(集團)有限公司、利興發展有限公司、美麗華酒店企業有限公司、信德集團有限公司及新世界移動控股有限公司之董事，該等公司均於聯交所上市。何先生於2009年7月1日辭任聯交所上市公司大福證券集團有限公司之董事一職。

**陳澤仲先生**，52歲，自2004年9月30日獲委任為本公司董事。彼為本公司之獨立非執行董事、審核委員會及薪酬委員會成員。陳先生為合資格會計師，於執業會計專業擁有約28年經驗。彼持有工商管理碩士學位，為香港會計師公會及英國特許公認會計師公會會員。彼於過去三年內並無出任其他上市公眾公司董事職位。

**卓育賢先生**，54歲，自2004年9月30日獲委任為本公司董事。彼為本公司之獨立非執行董事及薪酬委員會成員。卓先生為事務律師，於香港執業逾27年。彼獲加拿大University of Ontario頒授文學學士學位。彼亦為於聯交所上市之德祥企業集團有限公司之獨立非執行董事。

**公司秘書**

**羅泰安先生**，55歲，於2009年9月獲委任為本公司之公司秘書。羅先生為香港會計師公會會員。彼於過去三年內並無出任上市公司董事職位。彼擁有逾20年之公司秘書經驗。目前，彼為多間香港上市公司之公司秘書。

## 15. 重大不利變動

除本發售章程所披露者外，自二零零九年三月三十一日(即本集團最近期發表之經審核財務報表之結算日)起，董事並不知悉本集團之財務狀況及或貿易狀況存在任何重大不利變動。

## 16. 送呈公司註冊處處長之文件

各份章程文件之副本連同本附錄「專家」一段所述之同意書已根據香港法例第32章公司條例第342C條之規定於香港公司註冊處註冊。

## 17. 法律效力

章程文件以及該等文件內所載之接納任何發售或申請之所有事項，均受香港法例監管及按其詮釋。倘根據任何該等文件提出接納或申請，則有關文件將具法律效力，使所有相關人士受公司條例第44A及44B條(香港法例第32章)規定(罰則除外)之約束。

## 18. 備查文件

以下文件之副本由本發售章程日期起直至最後接納時間(包括該日)止之任何工作日(公眾假期除外)之一般辦公時間內在本公司之總辦事處及香港主要營業地點(地址為香港仔大道232號城都工業大廈5樓(及本公司網站www.starlight.com.hk可供查閱：

(a) 本公司組織章程大綱及細則；

(b) 本公司分別截至二零零八年及二零零九年三月三十一日止年度之年報；

(c) 本附錄「重大合約」一段所述重大合約；

(d) 本附錄「專家及同意書」一段所述同意書；

(e) 德勤•關黃陳方會計師行就本集團經調整綜合有形資產淨值之未經審核備考報表發出之函件，全文載於本發售章程第96至97頁；及

(f) 本公司根據上市規則第14章及／或第14A章所載規定自二零零九年三月三十一日(即本集團最近期發表之經審核綜合財務報表之結算日)起發表之各份通函之副本；及

(g) 百慕達一九八一年公司法，經不時修訂、補充或以其他方式修改。

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this circular or as to the action you should take, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in Starlight International Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank manager, licensed securities dealer or registered institution in securities or other agent through whom the sale was effected for transmission to the purchaser or the transferee.



**STARLITE**

# STARLIGHT INTERNATIONAL HOLDINGS LIMITED

# 升岡國際有限公司*

*(incorporated in Bermuda with limited liability)*

(Stock Code: 485)

## (1) PROPOSED CAPITAL REORGANISATION;
## (2) PROPOSED OPEN OFFER OF NOT LESS THAN 628,071,062 OFFER SHARES AND NOT MORE THAN 642,675,862 OFFER SHARES AT HK$0.12 PER OFFER SHARE PAYABLE IN FULL ON ACCEPTANCE (ON THE BASIS OF FOUR OFFER SHARES FOR EVERY FIVE ADJUSTED SHARES HELD); AND
## (3) CHANGE IN BOARD LOT SIZE

**Independent Financial Adviser**
**to the Independent Board Committee and**
**the Independent Shareholders**



VC CAPITAL LIMITED
滙盈融資有限公司



A letter of advice from the Independent Financial Adviser, to the Independent Board Committee and the Independent Shareholders of the Company is set out on pages 28 to 44 of this circular. The recommendation of the Independent Board Committee to the Independent Shareholders is set out on page 27 of this circular.

**It should be noted that the Underwriting Agreement contains provisions granting the Underwriter the right to terminate the obligations of the Underwriter thereunder on the occurrence of certain events. These certain events are set out in the paragraph headed "Termination of the Underwriting Agreement" on pages 8 to 9 of this circular. If the Underwriting Agreement is terminated by the Underwriter or does not become unconditional, the Open Offer will not proceed.**

A notice convening the SGM to be held at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong at 10:00 a.m. on 23 June 2010 is set out on pages 131 to 134 of this circular. A form of proxy for use at the meeting is enclosed. Whether or not you intend to attend the meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so desire.

31 May 2010

* *for identification purpose only*

*Dates or deadlines specified in this circular for events in the timetable for (or otherwise in relation to) the Open Offer is indicative only and may be extended or varied by agreement between the Company and the Underwriter, and subject to the approval by the Stock Exchange of such amendments. Any consequential changes to the expected timetable will be published or notified to Shareholders appropriately.*

| | **2010** |
|---|---|
| Last day of dealings in Existing Shares on a cum-entitlement basis | Friday, 11 June |
| Commencement of dealings in Existing Shares on an ex-entitlement basis | Monday, 14 June |
| Latest time for lodging transfer of Existing Shares in order to be qualified for the Open Offer | 4:30 p.m. on Tuesday, 15 June |
| Closure of register of members to determine the eligibility of the Open Offer (both dates inclusive) | Thursday, 17 June to Wednesday, 23 June |
| Latest time for lodging proxy forms for the SGM | 10:00 a.m. on Monday, 21 June |
| Expected date of SGM | 10:00 a.m. on Wednesday, 23 June |
| Announcement of results of SGM | Wednesday, 23 June |
| Effective date and time of the Capital Reorganisation and Change in Board Lot Size | 5:00 p.m. on Wednesday, 23 June |
| Record Date and Time for the Open Offer | 5:30 p.m. on Wednesday, 23 June |
| Commencement in dealings in the Adjusted Shares in new board lot size of 10,000 Adjusted Shares | 9:30 a.m. on Thursday, 24 June |
| Designated broker starts to stand in the market to provide matching services for the sale and purchase of odd lots of Adjusted Shares | Thursday, 24 June |
| First day of free exchange of certificates for Existing Shares into new certificates for the Adjusted Shares | Thursday, 24 June |
| Register of members re-opens | Thursday, 24 June |

| | |
|---|---|
| Despatch of the Prospectus Documents | Tuesday, 29 June |
| Latest time for acceptance of, and payment of Offer Shares | 4:00 p.m. on Wednesday, 14 July |
| Latest time for the Open Offer to become unconditional | 4:00 p.m. on Friday, 16 July |
| Designated broker ceases to stand in the market to provide matching services for the sale and purchase of odd lots of Adjusted Shares | Friday, 16 July |
| Announcement of results of acceptance of the Offer Shares | Monday, 19 July |
| Despatch of share certificates for Offer Shares | Wednesday, 21 July |
| Dealings in Offer Shares commence | 9:30 a.m. Friday, 23 July |
| Last day of free exchange of certificates for Existing Shares into new certificates for the Adjusted Shares | Tuesday, 3 August |

*Note:* All references to time in this circular are references to Hong Kong time.

## EFFECT OF BAD WEATHER ON THE LATEST ACCEPTANCE DATE

If there is:

1. a tropical cyclone warning signal number 8 or above, or

2. a "black" rainstorm warning

   (i) in force in Hong Kong at any local time before 12:00 noon and no longer in force after 12:00 noon on Wednesday, 14 July 2010, the Latest Acceptance Date will not take place at 4:00 p.m. on Wednesday, 14 July 2010, but will be extended to 5:00 p.m. on the same day instead;

   (ii) in force in Hong Kong at any local time between 12:00 noon and 4:00 p.m. on Wednesday, 14 July 2010, the Latest Acceptance Date will not take place at 4:00 p.m. on Wednesday, 14 July 2010, but will be rescheduled to 4:00 p.m. on the following Business Day which does not have either of those warnings in force at any time between 9:00 a.m. and 4:00 p.m..

If the Latest Acceptance Date does not take place on Wednesday, 14 July 2010, the dates mentioned in the section headed "Expected timetable" in this circular may be affected. An announcement will be made by the Company in such event.

# CONTENTS

*In this circular, unless the context otherwise requires, the following words and expressions have the following meanings:*

| | |
|---|---|
| "acting in concert" | has the meaning ascribed thereto under the Takeovers Code |
| "Adjusted Shares" | the ordinary share(s) of HK$0.10 each in the share capital of the Company immediately upon the Capital Reorganisation becoming effective |
| "Announcement" | the announcement of the Company dated 10 May 2010 in relation to, among other matters, the proposed Open Offer, the proposed Capital Reorganisation, the proposed Change in Board Lot Size |
| "Application Form(s)" | the form(s) of application for use by the Qualifying Shareholders to apply for the Offer Shares |
| "Associated Companies" | together, K.K. Nominees Limited, Wincard Management Services Limited and Philip Lau Holding Corporation |
| "associates" | has the meaning ascribed thereto under the Listing Rules |
| "Board" | the board of Directors |
| "Business Day" | any day (other than a Saturday, Sunday, public holidays) on which banks are open for general banking business in Hong Kong |
| "Bye-Laws" | the bye-laws of the Company |
| "Capital Reduction" | the proposal for the reduction of the par value of the issued Shares from HK$0.40 each to HK$0.10 each by cancelling HK$0.30 of the paid-up capital on each issued Share |
| "Capital Reorganisation" | the Capital Reduction and the Share Subdivision |
| "CCASS" | the Central Clearing and Settlement System established and operated by HKSCC |
| "Change in Board Lot Size" | change in board lot size for trading in the Shares from 2,500 Existing Shares to 10,000 Adjusted Shares upon the Capital Reorganisation becoming effective |
| "Company" | Starlight International Holdings Limited, a company incorporated in Bermuda with limited liability, whose issued Existing Shares are listed on the Stock Exchange |

| | |
|---|---|
| "Companies Act" | the Companies Act 1981 of Bermuda, as amended, supplemented or otherwise modified from time to time |
| "connected person" | has the meaning ascribed thereto under the Listing Rules |
| "Director(s)" | the director(s) of the Company |
| "Excluded Overseas Shareholders" | the Overseas Shareholder(s) whose address is/are in a place outside Hong Kong where, the Directors, based on legal opinions provided by legal advisers of the Company, consider it necessary or expedient on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place not to offer the Offer Shares to such Shareholders |
| "Executive" | Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong or any of his delegate(s) |
| "Existing Shares" | the ordinary share(s) of HK$0.40 each in the existing share capital of the Company, before the completion of the Capital Reorganisation |
| "Group" | the Company and its subsidiaries |
| "HKSCC" | Hong Kong Securities Clearing Company Limited |
| "Hong Kong" | The Hong Kong Special Administrative Region of the People's Republic of China |
| "Independent Board Committee" | an independent board committee comprising all non-executive Directors, who have no direct or indirect interest in the Open Offer, namely Mr. Ho Hau Chong, Norman, Mr. Chan Chak Chung and Mr. Chuck Winston Calptor, formed for advising the Independent Shareholders, to advise the Independent Shareholders in relation to the Open Offer |
| "Independent Financial Adviser" or "VC Capital" | VC Capital Limited, a corporation licensed to conduct type 6 (advising on corporate finance) regulated activity under the SFO, being the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Open Offer are fair and reasonable and are in the interests of the Company and the Shareholders as a whole and advise the Independent Shareholders as to how to vote at the SGM |

| | |
|---|---|
| "Independent Shareholders" | Shareholders other than Mr. Philip Lau, the Associated Companies, Mr. Anthony Lau, Mr. Andy Lau, the parties acting in concert with each of them, the Underwriters and any other persons who are involved in, or interested in, the Open Offer and their associates |
| "Independent Third Party" | third party independent of the Company and its connected persons (as defined in the Listing Rules) |
| "Latest Acceptance Date" | being 4:00 p.m. Wednesday, 14 July 2010 or such other date and/or time as Underwriter A (for and on behalf of the Underwriters) and the Company may agree as the latest date for acceptance and payment in respect of provisional allotments under the Open Offer |
| "Latest Practicable Date" | 28 May 2010, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information referred to in this circular |
| "Latest Time for Termination" | being 4:00 p.m. on Friday, 16 July 2010, or such other time as may be agreed between the Company and the Underwriters |
| "Last Trading Day" | 7 May 2010, being the last trading day of the Shares on the Stock Exchange before the release of the Announcement |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Mr. Andy Lau" | Mr. Lau Sak Yuk, Andy, an executive Director |
| "Mr. Anthony Lau" | Mr. Lau Sak Kai, Anthony, an executive Director |
| "Mr. Philip Lau" | Mr. Lau Sak Hong, the chairman of the Company and an executive Director |
| "Offer Share(s)" | not less than 628,071,062 Adjusted Shares but not more than 642,675,862 Adjusted Shares proposed to be offered to the Qualifying Shareholders for subscription on the basis of four Offer Shares for every five Adjusted Shares held on the Record Date and Time pursuant to the Open Offer |

| | |
|---|---|
| "Open Offer" | the proposed issue of Offer Shares at a price of HK$0.12 per Offer Share on the basis of four Offer Shares for every five Adjusted Shares held on the Record Date and Time pursuant to the Open Offer |
| "Overseas Shareholders(s)" | Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and Time and whose address(es) as shown on such register is(are) outside Hong Kong |
| "Polaroid License" | the license rights granted pursuant to the agreement dated 22 March 2010 signed between Starlight Marketing (HK) Ltd. and PLR IP Holdings, LLC |
| "Prospectus" | the prospectus to be issued by the Company in relation to the Open Offer |
| "Prospectus Documents" | the Prospectus and the application form for acceptance of the Offer Shares |
| "Prospectus Posting Date" | 29 June 2010 or such later date as may be agreed between the Company and the Underwriters for the despatch of the Prospectus Documents |
| "Qualifying Shareholder(s)" | Shareholder(s), other than the Excluded Overseas Shareholders |
| "Record Date and Time" | 5:30 p.m. on 23 June 2010, the record date and time whereat entitlements to the Offer Shares will be determined |
| "Registrar" | Tricor Secretaries Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, being the Company's Hong Kong branch share registrar |
| "SFC" | The Securities and Futures Commission in Hong Kong |
| "SFO" | Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) |
| "SGM" | the special general meeting of the Company to be convened to consider and, if thought fit, approve inter alia, the Capital Reorganisation and the Open Offer |
| "Shareholder(s)" | holder(s) of the Shares |

| | |
|---|---|
| "Share(s)" | the Existing Share(s) and/or the Adjusted Share(s), as the case may be |
| "Share Option(s)" | the option(s) granted by the Company to subscribe for Existing Shares pursuant to the Share Option Schemes |
| "Share Option Schemes" | the share option schemes of the Company adopted on 12 September 2002 and 15 January 2008 |
| "Share Subdivision" | the subdivision of each unissued Share of HK$0.40 each into 4 Adjusted Shares |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Subscription Price" | the subscription price for the Offer Shares, being HK$0.12 per Offer Share |
| "Takeovers Code" | the Hong Kong Code on Takeovers and Mergers issued by the SFC |
| "Underwriter A" | Mr. Chu Tai On, a Hong Kong citizen, who is independent of and not connected with the Company and its connected persons |
| "Underwriter B" | Mr. Yu Kam Ching, Peter, a Hong Kong citizen, who is independent of and not connected with the Company and its connected persons |
| "Underwriter C" | Mr. Chow, Stephen Wing Cheung, a Hong Kong citizen, who is independent of and not connected with the Company and its connected persons |
| "Underwriter D" | Mr. Fan Shi Hoo, a Hong Kong citizen, who is independent of and not connected with the Company and its connected persons |
| "Underwriter E" | Mr. Ng Kam Ching, a Hong Kong citizen, who is independent of and not connected with the Company and its connected persons |

| | |
|---|---|
| "Underwriters" | together Underwriter A, Underwriter B, Underwriter C, Underwriter D and Underwriter E |
| "Underwriting Agreement" | the underwriting agreement dated 7 May 2010 in relation to the Open Offer entered into among the Company and the Underwriters, and Mr. Lau Sak Hong |
| "Underwritten Shares" | not less than 341,383,695 Offer Shares and not more than 355,988,495 Offer Shares, being the number of the Offer Shares undertaken to be taken up or procured to be taken up by the Underwriters less the number of the Offer Shares undertaken to be taken up or procured to be taken up by Mr. Philip Lau |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "%" | percent. |

# SUMMARY OF THE OPEN OFFER

*The following information is derived from, and should be read in conjunction with, the full text of this circular.*

| | | |
|---|---|---|
| Basis of the Open Offer | : | Four Offer Shares for every five Adjusted Shares held on the Record Date and Time |
| Subscription Price | : | HK$0.12 per Offer Share payable in full upon acceptance |
| Number of Existing Shares in issue as at the Latest Practicable Date | : | 785,088,828 Existing Shares |
| Number of Adjusted Shares in issue upon the Capital Reorganisation becoming effective | : | Not less than 785,088,828 Adjusted Shares (assuming all the outstanding Share Options are not exercised on or before the Record Date and Time) and not more than 803,344,828 Adjusted Shares (assuming all the outstanding Share Options are exercised on or before the Record Date and Time) |
| Number of Offer Shares | : | Not less than 628,071,062 Offer Shares but not more than 642,675,862 Offer Shares (assuming all the outstanding Share Options are exercised on or before the Record Date and Time) |

It should be noted that the Underwriting Agreement contains provisions granting Underwriter A on behalf of the Underwriters the right to terminate the Underwriting Agreement, which may be exercised by Underwriter A at any time prior to the Latest Time for Termination, if there occurs any of the following events:

(1) in the reasonable opinion of Underwriter A, the success of the Open Offer would be materially and adversely affected by:

  (a) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may in the reasonable opinion of the Underwriters materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or is materially adverse in the context of the Open Offer; or

  (b) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date hereof) of a political, military, financial, economic or other nature (whether or not ejusdem generis with any of the foregoing), or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict, or affecting local securities markets which may, in the reasonable opinion of the Underwriters materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or materially and adversely prejudice the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer; or

(2) any adverse change in market conditions (including without limitation, any change in fiscal or monetary policy, or foreign exchange or currency markets, suspension or material restriction of trading in securities) occurs which in the reasonable opinion of the Underwriters is likely to materially or adversely affect the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer; or

(3) there is any change in the circumstances of the Company or any member of the Group which in the reasonable opinion of the Underwriters will adversely affect the prospects of the Company, including without limiting the generality of the foregoing the presentation of a petition or the passing of a resolution for the liquidation or winding up or similar event occurring in respect of any of member of the Group or the destruction of any material asset of the Group; or

(4) any suspension in the trading of securities generally or the Company's securities on the Stock Exchange for a period of more than ten consecutive business days, excluding any suspension in connection with the clearance of this circular, the circular or the prospectus documents or other announcements or circulars in connection with the Open Offer.

If, prior to the Latest Time for Termination:

(a) any material breach of any of the representations, warranties or undertakings contained in the Underwriting Agreement comes to the knowledge of the Underwriters; or

(b) any specified event described in the Underwriting Agreement comes to the knowledge of the Underwriters,

Underwriter A on behalf of the Underwriters shall be entitled by notice in writing to the Company, served prior to the Latest Time for Termination, to terminate the Underwriting Agreement.

**If Underwriter A on behalf of the Underwriters gives a notice of termination to the Company in accordance with the terms of the Underwriting Agreement, all obligations of all the Underwriters under the Underwriting Agreement shall cease and no party shall have any claim against any other party in respect of any matter or thing arising out of or in connection with the Underwriting Agreement, the 1.5% underwriting commissions described above shall not be payable to the Underwriters, and the Open Offer will not proceed.**

STARLITE

# STARLIGHT INTERNATIONAL HOLDINGS LIMITED
# 升岡國際有限公司*

*(incorporated in Bermuda with limited liability)*
(Stock Code: 485)

*Executive Directors:*
Mr. Lau Sak Hong, Philip
Mr. Lau Sak Kai, Anthony
Mr. Lau Sak Yuk, Andy

*Non-executive Director*
Mr. Hon, Sheung Tin Peter

*Independent non-executive Directors:*
Mr. Ho Hau Chong, Norman
Mr. Chan Chak Chung
Mr. Winston Calptor Chuck

*Registered Office:*
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*Principal place of business in Hong Kong:*
5th Floor
Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong

31 May 2010

*To the Shareholders*

Dear Sir or Madam,

## (1) PROPOSED CAPITAL REORGANISATION; (2) PROPOSED OPEN OFFER OF NOT LESS THAN 628,071,062 OFFER SHARES AND NOT MORE THAN 642,675,862 OFFER SHARES AT HK$0.12 PER OFFER SHARE PAYABLE IN FULL ON ACCEPTANCE (ON THE BASIS OF FOUR OFFER SHARES FOR EVERY FIVE ADJUSTED SHARES HELD); AND (3) CHANGE IN BOARD LOT SIZE

### INTRODUCTION

Reference is made to the Announcement in relation to, among other matters, the proposed Open Offer in the proportion of four Offer Shares for every five Adjusted Shares held on the Record Date and Time, proposed Capital Reorganisation and the Change in Board Lot Size. The purpose of this circular is to provide you with details of the Open Offer, the Capital Reorganisation and Change in Board Lot Size and to give you the notice of SGM to be convened.

* *for identification purpose only*

**PROPOSED CAPITAL REORGANISTAION**

The Company intends to put forward a proposal to the Shareholders to effect the Capital Reorganisation which involves:

(i) the reduction of issued share capital whereby the par value of each issued Share will be reduced from HK$0.40 to HK$0.10 by cancelling HK$0.30 of the paid-up capital on each issued Share;

(ii) the subdivision of each authorised but unissued Share of HK$0.40 each into 4 Adjusted Shares of HK$0.10 each; and

(iii) the transfer of the credit arising from the Capital Reduction to the contributed surplus account of the Company.

**Effects of the Capital Reorganisation**

As at the Latest Practicable Date, the authorised share capital of the Company is HK$500,000,000 divided into 1,250,000,000 Existing Shares of HK$0.40 each, of which 785,088,828 Existing Shares have been issued and are fully paid or credited as fully paid. Assuming that no further Shares are issued or repurchased between the Latest Practicable Date and the date of the SGM, immediately upon the Capital Reorganisation becoming effective, the authorised share capital of the Company will become HK$500,000,000 divided into 5,000,000,000 Adjusted Shares of HK$0.10 each, of which 785,088,828 Adjusted Shares will be in issue.

Based on 785,088,828 Existing Shares in issue as at the Latest Practicable Date, a credit of approximately HK$235,526,648.4 will arise as a result of the Capital Reduction and will be transferred to the contributed surplus account of the Company.

Other than the relevant expenses incurred, the implementation of the Capital Reorganisation will have no effect on the consolidated net asset value of the Group, nor will it alter the underlying assets, business, operations, management or financial position of the Company or the interests of the Shareholders as a whole.

The Capital Reorganisation will not involve any diminution of any liability in respect of any unpaid capital of the Company or the repayment to the Shareholders of any unpaid capital of the Company nor will it result in any change in the relative rights of the Shareholders.

The Adjusted Shares will be traded in board lots of 10,000 Adjusted Shares after the Capital Reorganisation and Change in Board Lot Size become effective. For further details, please see the sub-section headed "CHANGE IN BOARD LOT SIZE".

**Reasons for the Capital Reorganisation**

The Board considers that the Capital Reorganisation will give greater flexibility to the Company to raise funds through the issue of new Adjusted Shares in the future, and accommodate and facilitate the allotment and issue of Offer Shares since the Company is not permitted to issue new Shares below their nominal value under the laws of Bermuda and its Bye-Laws.

As such, the Board is of the view that the Capital Reorganisation is in the interests of the Company and the Shareholders as a whole.

**Conditions of the Capital Reorganisation**

The Capital Reorganisation (which will be effected in accordance with the Bye-Laws and the Companies Act) is conditional upon:

(i) the passing of the necessary special resolution(s) by the Shareholders to approve, among other things, the Capital Reorganisation at the SGM to be convened by the Company;

(ii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Adjusted Shares in issue arising from the Capital Reorganisation; and

(iii) the compliance with the relevant procedures and requirements under the Listing Rules and the requirements of section 46(2) of the Companies Act to effect the Capital Reorganisation, including (a) publication of a notice in relation to the Capital Reorganisation in an appointed newspaper in Bermuda on a date not more than thirty days and not less than fifteen days before the date on which the Capital Reorganisation is to take effect and (b) that on the date of the Capital Reorganisation is to be effected, there are no reasonable grounds for believing that the Company is, or after the Capital Reorganisation, would be unable to pay its liabilities as they become due.

Subject to the fulfillment of the conditions of the Capital Reorganisation, the effective date and time of the Capital Reorganisation is expected to be at 5:00 p.m. on Wednesday, 23 June 2010.

**Listing and dealings**

Application will be made to the Listing Committee of the Stock Exchange for the granting of the listing of, and permission to deal in, the Adjusted Shares arising from the Capital Reorganisation.

The Adjusted Shares will be identical in all respects and rank pari passu in all respects with each other as to all future dividends and distributions which are declared, made or paid. Subject to the granting of the listing of, and permission to deal in, the Adjusted Shares on the Stock Exchange, the Adjusted Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Adjusted Shares on the Stock Exchange or under contingent situation, such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

**Free exchange of Share certificates**

Subject to the Capital Reorganisation becoming effective, Shareholders may submit certificates for the Existing Shares which are purple in colour, to the Registrar, Tricor Secretaries Limited, 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for exchange from Thursday, 24 June 2010 to Tuesday, 3 August 2010 (both dates inclusive), at the expense of the Company for certificates of the Adjusted Shares which will be red in colour. Thereafter, certificates for the Existing Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be allowed by the Stock Exchange) for each share certificate of the Existing Shares cancelled or each new share certificate issued for the Adjusted Shares, whichever number of certificates cancelled/issued is higher. The existing certificates will be valid for delivery, trading and settlement purposes and will continue to be good evidence of legal title after the Capital Reorganisation has become effective and may be exchanged for certificates of the Adjusted Shares at any time in accordance with the foregoing.

## CHANGE IN BOARD LOT SIZE

The Shares are traded in board lot size of 2,500 Shares. It is proposed that the board lot size for trading in the Shares be changed from 2,500 Existing Shares to 10,000 Adjusted Shares upon the Capital Reorganisation becoming effective. Based on the closing price of HK$0.3 per Share as quoted on the Stock Exchange as at the Last Trading Day and the existing board lot size of 2,500 Shares, the prevailing board lot value is HK$750. On the basis of the theoretical ex-rights price of HK$0.22 per Adjusted Share based on the aforesaid closing price and the new board lot size of 10,000 Adjusted Shares, the new board lot value would be HK$2,200.

## ODD LOT TRADING ARRANGEMENTS

In order to facilitate the trading of odd lots (if any) of the Adjusted Shares arising from the Change in Board Lot Size, the Company has procured Cinda International Securities Limited to stand in the market to provide matching service for the odd lots of the Adjusted Shares at the relevant market price per Adjusted Share for the period from Thursday, 24 June 2010 to Friday, 16 July 2010 (both dates inclusive). Holders of odd lots of the Adjusted Shares should note that successful matching of the sale and purchase of odd lots of the Adjusted Shares is not guaranteed. Shareholders who wish to take advantage of this matching service either to dispose of their odd lots Adjusted Shares or to top up to board lots of 10,000 Adjusted Shares, may contact Mr. Leung Siu Wa of Cinda International Securities Limited at 45th Floor, COSCO Tower, 183 Queen's Road Central, Hong Kong at telephone number (852) 2235 7801. Any Shareholder, who is in any doubt about the odd lot arrangement, is recommended to consult his own professional advisers.

## PROPOSED OPEN OFFER

The Open Offer is subject to, among other things, the Capital Reorganisation becoming effective.

### Issue statistics

| | | |
|---|---|---|
| Basis of the Open Offer | : | Four Offer Shares for every Five Adjusted Shares held on the Record Date and Time |
| Subscription Price | : | HK$0.12 per Offer Share |
| Number of Existing Shares in issue as at the Latest Practicable Date | : | 785,088,828 Existing Shares |
| Number of Adjusted Shares in issue upon the Capital Reorganisation becoming effective | : | Not less than 785,088,828 Adjusted Shares (assuming that the outstanding Share Options are not exercised between the Latest Practicable Date and the Record Date and Time) and not more than 803,344,828 Adjusted Shares (assuming all the outstanding Share Options are exercised on or before the Record Date and Time) |
| Number of Offer Shares | : | Not less than 628,071,062 Offer Shares but not more than 642,675,862 Offer Shares (assuming all the outstanding Share Options are exercised on or before the Record Date and Time) |
| Number of Offer Shares undertaken to be taken up or procured to be taken up by Mr. Philip Lau | : | Mr. Philip Lau has undertaken in favour of the Company and the Underwriters that he will and he will procure the Associated Companies, Mr. Anthony Lau and Mr. Andy Lau to accept his or their respective entitlements under the Open Offer for an aggregate of 286,687,367 Offer Shares |
| Number of Offer Shares underwritten by the Underwriters | : | Not less than 341,383,695 Offer Shares but not more than 355,988,495 Offer Shares, being the number of the Offer Shares less the number of the Offer Shares undertaken to be taken up or procured to be taken up by Mr. Philip Lau |

As at the Latest Practicable Date, there are outstanding Share Options granted which entitle the holders to subscribe for a total of 18,256,000 Existing Shares. Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau are not beneficially interested in any Share Options.

Save for the outstanding Share Options, the Company has no warrants, options, securities or derivatives which are convertible or exchangeable into Shares or confer any right to subscribe for Shares as at the Latest Practicable Date. The Company has no intention to issue any new Shares and any other securities before the completion of the Open Offer

**Irrevocable Undertakings**

Mr. Philip Lau has irrevocably undertaken to the Company and the Underwriters:

(i) to procure that the 282,157,930 Adjusted Shares registered in the name of and beneficially owned by Mr. Philip Lau and the Associated Companies will remain registered in the name of and beneficially owned by them before the date when the announcement of the results of the Open Offer is published;

(ii) to procure that the 76,201,281 Adjusted Shares registered in the name of and beneficially owned by Mr. Anthony Lau and Mr. Andy Lau will remain registered in the name of and beneficially owned by them before the date when the announcement of the results of the Open Offer is published;

(iii) that he will and he will procure the Associated Companies, Mr. Anthony Lau and Mr. Andy Lau to accept his or their respective entitlements under the Open Offer for 286,687,367 Offer Shares; and

(iv) to lodge or procure the Associated Companies, Mr. Anthony Lau and Mr. Andy Lau to lodge the application form in respect of the Offer Shares accompanied by appropriate remittances which shall be honoured on first presentation and otherwise comply with the procedures for such acceptance and application as described in the Prospectus Documents prior to the Latest Time for Acceptance.

**Qualifying Shareholders**

The Company will offer the Offer Shares for subscription to Qualifying Shareholders only. The Prospectus will be sent to the Excluded Overseas Shareholders and holders of the Share Options for information only.

A Qualifying Shareholder must, at the close of business on the Record Date and Time:

(i) be registered as a member of the Company; and

(ii) not be an Excluded Overseas Shareholder.

In order to be registered as members of the Company on the Record Date and Time and to qualify for the Open Offer, Shareholders must lodge any transfer of the Shares (together with the relevant share certificates) and exercise of the Share Options with the Company's branch share registrar in Hong Kong by 4:30 p.m. on Tuesday, 15 June 2010.

The branch share registrar of the Company in Hong Kong is:

Tricor Secretaries Limited

26/F, Tesbury Centre,
28 Queen's Road East,
Wanchai, Hong Kong

**Closure of register of members**

The register of members of the Company will be closed from Thursday, 17 June 2010 to Wednesday, 23 June 2010 (both dates inclusive). No transfer of Shares will be registered during this period.

**Subscription Price**

The Subscription Price per Offer Share is HK$0.12, payable in full when a Qualifying Shareholder accepts his/her/its assured entitlement under the Open Offer.

The Subscription Price represents:

(i) a discount of approximately 60% to the closing price of HK$0.30 per Adjusted Share as quoted on the Stock Exchange on 7 May 2010, being the Last Trading Day;

(ii) a discount of approximately 61.29% to the average of the closing prices of approximately HK$0.31 per Adjusted Share for the last five trading days up to and including 7 May 2010, being the Last Trading Day;

(iii) a discount of approximately 61.54% to the average of the closing prices of approximately HK$0.312 per Adjusted Share for the last ten trading days up to and including 7 May 2010, being the Last Trading Day; and

(iv) a discount of approximately 86% to the net asset value of approximately HK$0.86 per Adjusted Share based on the audited financial statements of the Company for the year ended 31 March 2009 and the number of Adjusted Shares issued immediately before the completion of the Open Offer, and assuming there will be no exercise of the Share Options; and

(v) a discount of approximately 45.45% to the theoretical ex-rights price of HK$0.22 per Adjusted Share based on the closing price as quoted on the Stock Exchange on 7 May 2010, being the Last Trading Day.

The Subscription Price was agreed after arm's length negotiation between the Company and the Underwriters with reference to the prevailing market condition. After considering (i) the low liquidity of the Existing Shares, (ii) the Group's business had been operating at loss for the financial year 2009 and the interim period for the six months ended 30 September 2009, (iii) the need of new capital for continuing the Group's existing business and (iv) that a lower subscription price can attract more investors or Shareholders to participate in the Open Offer, the executive Directors consider that the Subscription Price and the discount for the Offer Shares are fair and reasonable.

**Status of the Offer Shares**

The Offer Shares (when allotted, issued and fully paid) will rank pari passu in all respects with the Adjusted Shares in issue on the date of allotment and issue of the Offer Shares. Holders of the Offer Shares (when allotted, issued and fully paid) will be entitled to receive all future dividends and distributions which are declared, made or paid on or after the date of allotment and issue of the Offer Shares. Dealings in the Offer Shares on the branch share registrar of the Company will be subject to payment of stamp duty in Hong Kong. The Offer Shares will be traded in board lots of 10,000 Adjusted Shares. For more details, please see the sub-section headed "CHANGE IN BOARD LOT SIZE" above.

**Offer to Overseas Shareholders**

The Prospectus Documents are not intended to be registered under the applicable securities legislation of any jurisdiction other than Hong Kong and Bermuda.

The Company will comply with Rule 13.36(2)(a) of the Listing Rules and make enquiries regarding the feasibility of extending the offer of the Offer Shares to Overseas Shareholders such as whether the issue of the Offer Shares to the Overseas Shareholders may contravene the applicable securities legislation of the relevant overseas places or requirements of the relevant body or stock exchange. If, based on legal opinions provided by the relevant overseas legal advisors to the Company, the Directors consider that, it is necessary or expedient not to offer the Offer Shares to the Overseas Shareholders on account either of the legal restrictions under the laws of the place of his registered address or the requirements of the relevant regulatory body or stock exchange in that place, the Directors will exercise their discretion given to them under the Bye-Laws to exclude such Overseas Shareholders from the Open Offer. The Company will disclose the results of the enquiry in the Prospectus regarding the legal restrictions on the allotment and issue of the Offer Shares to the Overseas Shareholders.

The Company will send the Prospectus to the Excluded Overseas Shareholders for their information only. The Company will not send the application forms for acceptance of Offer Shares to the Excluded Overseas Shareholders. The Excluded Overseas Shareholders will be entitled to attend and vote at the SGM to consider and, if thought fit, for the resolution(s) approving, among other things, the Open Offer.

**Fractional entitlement to the Offer Shares**

Fractional entitlements of Offer Shares will not be allotted and will be aggregated. Any Offer Shares created from the aggregation of fractions of Offer Shares will be taken by the Underwriters.

**No Application for excess Offer Shares**

The Directors hold the view that the Open Offer allows the Qualifying Shareholders to maintain their respective pro rata shareholdings in the Company and participate in the future growth and development of the Group. The Directors consider that it is fair and reasonable and in the interests of the Company and the Shareholders as a whole not to offer any excess application to the Shareholders.

After arm's length negotiation with the Underwriters, and taking into account that the related administration costs would be lowered in the absence of excess applications, the Company decided that the Qualifying Shareholders are not entitled to apply for any Offer Shares which are in excess of their assured entitlements. Any Offer Shares not taken up by the Qualifying Shareholders and the Offer Shares to which the Excluded Overseas Shareholder(s) would otherwise have been entitled under the Open Offer will be taken up by the Underwriters.

**Share certificates for the Offer Shares**

Subject to the fulfillment of the conditions of the Open Offer, one share certificate for all fully paid Offer Shares will be issued to the Qualifying Shareholders who have accepted and applied for (where appropriate) and paid for the Offer Shares, which are expected to be posted on or before Wednesday, 21 July 2010 by ordinary post at their own risk.

**Application for listing**

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in the Offer Shares.

## UNDERWRITING ARRANGEMENTS

### Underwriting Agreement

Date: 7 May 2010 (after trading hours)

The Open Offer is fully underwritten. Pursuant to the Underwriting Agreement and subject to the terms and conditions thereof, the Underwriters have agreed to fully underwrite not less than 341,383,695 Underwritten Shares and not more than 355,988,495 Underwritten Shares in the following proportion (which was agreed after arm's length negotiation between the Company and the Underwriters):

| Underwriter | Percentage of the Underwritten Shares | Maximum number of Offer Shares underwritten |
|---|---|---|
| Underwriter A | 22.5% | 80,097,412 |
| Underwriter B | 14% | 49,838,389 |
| Underwriter C | 11% | 39,158,734 |
| Underwriter D | 17% | 60,518,044 |
| Underwriter E | 35.5% | 126,375,916 |

The Underwriting Agreement provides that the Underwriters will be obliged to subscribe for the Underwritten Shares not taken up by the Qualifying Shareholders. The Open Offer is not underwritten by financial institutions whose ordinary course of business includes underwriting, but is underwritten by the Underwriters who are all individuals not engaged in the profession as underwriters. The Company has negotiated with a financial institution whose ordinary course of business includes underwriting, which then also contacted other financial institutions with regard to the underwriting of the Open Offer, but considered the terms as offered by those financial institutions as less favourable than those of the Underwriters.

The Company will pay the Underwriters all reasonable legal fees and other reasonable out-of-pocket expenses of the Underwriters in respect of the Open Offer, and underwriting commissions of 1.5% of the aggregate Subscription Price in respect of the Underwritten Shares for which each of the Underwriters has agreed to subscribe.

The Directors are of the view that the terms of the Underwriting Agreement and the amount of commission are fair as compared to the market practice and commercially reasonable as agreed between the Company and the Underwriters. The Underwriters are all individuals as the amount of commission charged is lower than the amount generally charged by professional underwriters.

To the best knowledge, information, and belief of the Directors having made all reasonable enquiries, each of the Underwriters are third parties independent of and not connected with the other Underwriters, the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or an associate of any of them and are not acting in concert with any Shareholder.

**Conditions of the Open Offer**

The Open Offer is conditional upon, among other things, the following conditions being fulfilled:

(i) the passing by the Independent Shareholders at the SGM of an ordinary resolution (such vote shall be taken by way of poll) to approve the Open Offer;

(ii) the passing by the Shareholders at the SGM of a special resolution (such vote shall be taken by way of poll) to approve the Capital Reorganisation and the Capital Reorganisation becoming effective;

(iii) the compliance with the relevant procedures and requirements under the Listing Rules and the requirements of section 46(2) of the Companies Act to effect the Capital Reorganisation, including (i) publication of a notice in relation to the Capital Reorganisation in an appointed newspaper in Bermuda on a date not more than thirty days and not less than fifteen days before the date on which the Capital Reorganisation is to take effect and (ii) that on the date of the Capital Reorganisation is to be effected, there are no reasonable grounds for believing that the Company is, or after the Capital Reorganisation, would be unable to pay its liabilities as they become due;

(iv) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Adjusted Shares in issue arising from the Capital Reorganisation;

(v) the delivery to the Stock Exchange for authorisation and the registration with the Registrar of Companies in Hong Kong respectively one copy of each of the Prospectus Documents duly signed by two Directors (or by their agents duly authorised in writing) as having been approved by resolution of the Directors (and all other documents required to be attached thereto) and otherwise in compliance with the Listing Rules and the Companies Ordinance not later than the Prospectus Posting Date;

(vi) the Open Offer and the transactions contemplated thereunder not being regarded as a mandatory general offer under Rule 26 of the Takeovers Code;

(vii) the posting of the Prospectus Documents to the Qualifying Shareholders and the posting of the Prospectus and a letter in the agreed form to the Excluded Overseas Shareholders, if any, for information purpose only explaining the circumstances in which they are not permitted to participate in the Open Offer on or before the Prospectus Posting Date;

(viii) the Listing Committee of the Stock Exchange granting or agreeing to grant (subject to allotment) and not having withdrawn or revoked listing of and permission to deal in the Offer Shares by no later than the first day of their dealings;

(ix) the filing with the Registrar of Companies in Bermuda one copy of each of the Prospectus Documents duly signed by either all Directors or one of the Directors for and on behalf of all the Directors (and all other documents required to be attached thereto) and otherwise in compliance with the Companies Act;

(x) compliance with and performance of all the undertakings and obligations of the Company under the terms of the Underwriting Agreement;

(xi) compliance with and performance of all the undertakings and obligations of the Underwriters under the terms of the Underwriting Agreement; and

(xii) compliance with and performance of all the undertakings and obligations of Mr. Philip Lau under the terms of the Underwriting Agreement.

The conditions set out above are not capable of being waived. If the conditions of the Open Offer under the Underwriting Agreement are not fulfilled by the relevant dates and times specified in the Underwriting Agreement (or, in each case, such later date or time as the Underwriters may agree in writing with the Company pursuant to the Underwriting Agreement), the Underwriting Agreement will terminate and no party thereto will have any claim against any other party for costs, damages compensation or otherwise save for any antecedent breaches. If the Underwriting Agreement is terminated in accordance with its terms, the Open Offer will not proceed.

**REASONS OF THE OPEN OFFER AND USE OF PROCEEDS**

The Company is principally engaged in design, manufacture and sale of a wide range of electronic products and securities trading.

The executive Directors consider that in view of the recent economic climate, it is prudent to finance the Group's long term growth by long term funding, preferably in the form of equity. The Directors also consider that the finance cost by equity will be lower than those by debt financing.

In view of the dilution effect of the interests of the Shareholders in case of placing new Shares, and the fact that not all Shareholders can participate in such placement exercise on an equal basis, the executive Directors consider the Open Offer is in the best interests of the Company and the Shareholders. The Open Offer can enlarge the capital base and increase the liquidity of Shares of the Company and is an opportunity for shareholders to participate the growth of the Company.

After deducting all necessary expenses for the Open Offer of approximately HK$2.46 million, which include the commission to the Underwriters of approximately HK$0.61 million, the fees to the Company's professional and legal advisers of approximately HK$1.65 million and printing and translation costs of approximately HK$0.2 million, the estimated net proceeds from the Open Offer will be not less than approximately HK$72.91 million but not more than approximately HK$74.66 million which will be used for the Group's working capital for the daily operation of the Group's business and for financing the business in relation to Polaroid License.

On 22 March 2010, a wholly-owned subsidiary of the Company, as licensee (the "Licensee"), entered into a license agreement ("License Agreement") with a company incorporated in the United States of America, as licensor (the "Licensor"), which under the terms of the license agreement, the Licensee will develop a wide range of Polaroid-branded consumer electronics (the "Products"), in return, the Licensors shall grant to the Licensee the limited, exclusive, and non-transferable right and license in the United States of America and Canada (the "Territory") to (i) utilize certain licensed marks solely to source, manufacture, package, distribute, promote and sell the Products to retailers and (ii) grant to the retailers the right to resell such Products in the Territory. Under the License Agreement, the Licensee shall pay to the Licensor royalties.

Such License Agreement commences from March 2010 and continues in full force and effect for five years unless sooner terminated in accordance with the License Agreement, the license under the License Agreement can be renewed for two (2) additional five year terms.

## WARNING OF THE RISK OF DEALING IN SHARES

**The Open Offer is conditional upon, among other things, the fulfillment of the conditions set out under the sub-section headed "Conditions of the Open Offer" in the section headed "Underwriting arrangements" above. In addition, Underwriter A on behalf of the Underwriters is entitled under the Underwriting Agreement to terminate the Underwriting Agreement on the occurrence of certain events as described under the sub-section headed "Conditions of the Open Offer" in the section headed "Underwriting arrangements" above. Accordingly, the Open Offer may or may not proceed.**

**Any dealing in the Shares from the Latest Practicable Date up to the date on which all the conditions of the Open Offer are fulfilled will accordingly bear the risk that the Open Offer may not become unconditional or may not proceed. Any Shareholders or other persons contemplating any dealings in the Shares are advised to consult their own professional advisers.**

## CHANGES IN SHAREHOLDING STRUCTURE

The shareholding structure of the Company before and after the Open Offer is as follows:

(i) assuming no exercise of the outstanding Share Options before the Record Date and Time.

| | **As at the Latest Practicable Date** | | **Immediately after Capital Reorganisation** | | **Immediately after the completion of the Open Offer assuming all Shareholders have fully subscribed for their entitlements under the Open Offer** | | **Immediately after the completion of the Open Offer assuming no Shareholders subscribed for their entitlements under the Open Offer** | |
|---|---|---|---|---|---|---|---|---|
| *Name of Shareholder* | *Number of Existing Shares* | *%* | *Number of Adjusted Shares* | *%* | *Number of Adjusted Shares* | *%* | *Number of Adjusted Shares* | *%* |
| **Substantial Shareholders:** | | | | | | | | |
| Mr. Philip Lau *(Notes 1 and 4)* | 99,823,029 | 12.71 | 99,823,029 | 12.71 | 179,681,452 | 12.71 | 179,681,452 | 12.71 |
| Mr. Anthony Lau *(Notes 2 and 4)* | 38,693,836 | 4.93 | 38,693,836 | 4.93 | 69,648,904 | 4.93 | 69,648,904 | 4.93 |
| Mr. Andy Lau *(Notes 3 and 4)* | 37,507,445 | 4.78 | 37,507,445 | 4.78 | 67,513,401 | 4.78 | 67,513,401 | 4.78 |
| K.K. Nominees Limited *(Note 5)* | 3,165,277 | 0.40 | 3,165,277 | 0.40 | 5,697,498 | 0.40 | 5,697,498 | 0.40 |
| Wincard Management Services Limited *(Note 6)* | 10,100,415 | 1.29 | 10,100,415 | 1.29 | 18,180,747 | 1.29 | 18,180,747 | 1.29 |
| Philip Lau Holding Corporation *(Note 7)* | 169,069,209 | 21.54 | 169,069,209 | 21.54 | 304,324,576 | 21.54 | 304,324,576 | 21.54 |
| Mr. Lee Yu Chiang | 42,140,878 | 5.37 | 42,140,878 | 5.37 | 75,853,580 | 5.37 | 42,140,878 | 2.98 |
| **Sub-total** | 400,500,089 | 51.01 | 400,500,089 | 51.01 | 720,900,158 | 51.01 | 687,187,456 | 48.63 |
| **Director:** | | | | | | | | |
| Mr. Winston Calptor Chuck | 770,000 | 0.10 | 770,000 | 0.10 | 1,386,000 | 0.10 | 770,000 | 0.05 |
| Mr. Peter Hon Sheung Tin | 206,769 | 0.03 | 206,769 | 0.03 | 372,184 | 0.03 | 206,769 | 0.01 |
| **Underwriters:** | | | | | | | | |
| Underwriter A | – | – | – | – | – | – | 76,811,331 | 5.44 |
| Underwriter B | – | – | – | – | – | – | 47,793,717 | 3.38 |
| Underwriter C and his associates *(Note 8)* | 4,332,500 | 0.55 | 4,332,500 | 0.55 | 7,798,500 | 0.55 | 41,884,707 | 2.96 |
| Underwriter D | – | – | – | – | – | – | 58,035,228 | 4.11 |
| Underwriter E | – | – | – | – | – | – | 121,191,212 | 8.58 |
| **Public Shareholders:** | | | | | | | | |
| Public Shareholders | 379,279,470 | 48.31 | 379,279,470 | 48.31 | 682,703,048 | 48.31 | 379,279,470 | 26.84 |
| **Total** | 785,088,828 | 100.00 | 785,088,828 | 100.00 | 1,413,159,890 | 100.00 | 1,413,159,890 | 100.00 |

(ii) assuming the exercise of the outstanding Share Options.

| *Name of Shareholder* | As at the Latest Practicable Date *Number of Existing Shares* | *%* | Immediately after Capital Reorganisation the assuming the exercise of outstanding Share Options *Number of Adjusted Shares* | *%* | Immediately after the completion of the Open Offer assuming all Shareholders have fully subscribed for their entitlements under the Open Offer *Number of Adjusted Shares* | *%* | Immediately after the completion of the Open Offer assuming no Shareholders subscribed for their entitlements under the Open Offer *Number of Adjusted Shares* | *%* |
|---|---|---|---|---|---|---|---|---|
| **Substantial Shareholders:** | | | | | | | | |
| Mr. Philip Lau *(Notes 1 and 4)* | 99,823,029 | 12.71 | 99,823,029 | 12.43 | 179,681,452 | 12.43 | 179,681,452 | 12.43 |
| Mr. Anthony Lau *(Notes 2 and 4)* | 38,693,836 | 4.93 | 38,693,836 | 4.82 | 69,648,904 | 4.82 | 69,648,904 | 4.82 |
| Mr. Andy Lau *(Notes 3 and 4)* | 37,507,445 | 4.78 | 37,507,445 | 4.67 | 67,513,401 | 4.67 | 67,513,401 | 4.67 |
| K.K. Nominees Limited *(Note 5)* | 3,165,277 | 0.40 | 3,165,277 | 0.39 | 5,697,498 | 0.39 | 5,697,498 | 0.39 |
| Wincard Management Services Limited *(Note 6)* | 10,100,415 | 1.29 | 10,100,415 | 1.26 | 18,180,747 | 1.26 | 18,180,747 | 1.26 |
| Philip Lau Holding Corporation *(Note 7)* | 169,069,209 | 21.54 | 169.069,209 | 21.05 | 304,324,576 | 21.05 | 304,324,576 | 21.05 |
| Mr. Lee Yu Chiang | 42,140,818 | 5.37 | 42,140,878 | 5.25 | 75,853,580 | 5.25 | 43,140,878 | 2.91 |
| **Sub-total** | 400,500,089 | 51.01 | 400,500,089 | 49.85 | 720,900,158 | 49.85 | 687,187,456 | 47.52 |
| **Director:** | | | | | | | | |
| Mr. Winston Calptor Chuck | 770,000 | 0.10 | 770,000 | 0.10 | 1,386,000 | 0.10 | 770,000 | 0.05 |
| Mr. Peter Hon Sheung Tin | 206,769 | 0.03 | 206,769 | 0.03 | 372,184 | 0.03 | 206,769 | 0.01 |
| **Underwriters:** | | | | | | | | |
| Underwriter A | – | – | – | – | – | – | 80,097,411 | 5.54 |
| Underwriter B | – | – | – | – | – | – | 49,838,389 | 3.45 |
| Underwriter C and his associates *(Note 8)* | 4,332,500 | 0.5 | 4,332,500 | 0.54 | 7,798,500 | 0.54 | 43,491,235 | 3.01 |
| Underwriter D | – | – | – | – | – | – | 60,518,044 | 4.19 |
| Underwriter E | – | – | – | – | – | – | 126,375,916 | 8.74 |
| **Public Shareholders:** | | | | | | | | |
| Public Shareholders | 379,279,470 | 48.31 | 397,535,470 | 49.49 | 715,563,848 | 49.49 | 397,535,470 | 27.49 |
| **Total** | 785,088,828 | 100.00 | 803,344,828 | 100.00 | 1,446,020,690 | 100.00 | 1,446,020,690 | 100.00 |

*Note 1:* Mr. Philip Lau is the chairman and an executive Director.

*Note 2:* Mr. Anthony Lau is an executive Director and the brother of Mr. Philip Lau and Mr. Andy Lau.

*Note 3:* Mr. Andy Lau is an executive Director and the brother of Mr. Philip Lau and Mr. Anthony Lau.

*Note 4:* Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau are regarded as the parties acting in concert under the Takeovers Code and as such, they are deemed to be interested in the Existing Shares and Adjusted Shares held by each of them.

*Note 5:* K.K. Nominees Limited is wholly and beneficially owned by Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau. Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau are deemed to be interested in the Existing Shares and Adjusted Shares owned by K.K. Nominees Limited.

*Note 6:* Wincard Management Services Limited is wholly and beneficially owned by Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau. Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau are deemed to be interested in the Existing Shares and Adjusted Shares owned by Wincard Management Services Limited.

*Note 7:* Philip Lau Holding Corporation is beneficially owned by a discretionary trust of which the discretionary objects include Mr. Philip Lau and his associates. Mr. Philip Lau is deemed to be interested in the Existing Shares and Adjusted Shares owned by Philip Lau Holding Corporation.

*Note 8:* The Shares are beneficially owned by Timemate Industries Ltd. which is 75% beneficially owned by Underwriter C. Accordingly, Underwriter C is deemed to be interested in the Existing Shares and Adjusted Shares beneficially owned by Timemate Industries Ltd.

## ADJUSTMENTS TO THE EXERCISE PRICE AND NUMBER OF THE SHARE OPTIONS

Adjustments to the exercise price and number of the outstanding Share Options may be required under the relevant terms of the Share Option Schemes.

Pursuant to the Share Option Schemes, in the event of any alteration in the capital structure of the Company by way of capitalization of profits or reserved, rights issue, consolidation, subdivision or reduction of the share capital of the Company (other than an issue of Shares as consideration in respect of a transaction while any Share Options remains exercisable), such corresponding alterations (if any) certified by an independent financial advisor or the auditors of the Company for the time being as fair and reasonable and in accordance with the requirements set out in the Share Option Schemes shall be made in the number of Shares subject to the Share Options so far as unexercised; and/or the subscription price; provided that no alteration shall be made so that a Share would be issued as less than its nominal value or which would give a grantee a different proportion of the issued share capital of the Company as that to which he was previously entitled.

The Company will instruct an independent financial advisor or its auditors to review and certify the basis of such adjustments as soon as possible. Further announcement will be made by the Company in this regard.

## FUNDS RAISING ACTIVITIES OF THE COMPANY IN THE PAST TWELVE MONTHS

The Company has not carried out any fund-raising exercises in the 12 months immediately preceding the date of this circular.

## GENERAL AND LISTING RULES IMPLICATION ON THE OPEN OFFER

As the Open Offer will increase the issued share capital of the Company by more than 50%, pursuant to Rule 7.24(5) of the Listing Rules, the Open Offer must be made conditional on approval by Independent Shareholders at the SGM and any controlling Shareholders and their associates shall abstain from voting in favour of the relevant resolution relating to the Open Offer. As at the date of this circular, Mr. Philip Lau, Mr. Anthony Lau, Mr. Andy Lau and the Associated Companies, who held in aggregate 358,359,211 Shares representing approximately 45.65% of the entire issued share capital of the Company, are the controlling Shareholders of the Company and therefore, Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau, the Associated Companies, the Underwriters and their respective associates shall abstain from voting in favour of the relevant resolutions to approve the Open Offer at the SGM.

An Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Open Offer. VC Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Open Offer.

Subject to the Open Offer being approved at the SGM, the Prospectus or Prospectus Documents, where appropriate, containing further information on the Open Offer will be despatched to the Shareholders as soon as practicable.

## SGM

A notice convening the SGM at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong on 23 June 2010 at 10:00 a.m. is set out on pages 131 to 134 of this circular. Whether or not you are able to attend the meeting in person, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Registrar, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as practicable but in any event not later than 48 hours before the time appointed for the holding of the meeting or the adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting thereof (as the case may be) should you so desire.

## RECOMMENDATION

The Directors believe that the terms of the Capital Reorganisation, the Open Offer and the Change in Board Lot Size are fair and reasonable and in the interests of the Company and the Shareholders as a whole and recommend the Independent Shareholders to vote in favour of the resolutions to be proposed at the SGM regarding the Capital Reorganisation and the Open Offer. You are advised to read carefully the letter from the Independent Board Committee regarding the Open Offer on page 27 of this circular. The Independent Board Committee, having taken into account the advice of the Independent Financial Adviser, the text of which is set out on pages 28 to 44 of this circular, considers that the terms of the Open Offer are fair and reasonable insofar as the Independent Shareholders are concerned.

## FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By the order of the Board
**Starlight International Holdings Limited**
**Lau Sak Hong, Philip**
*Chairman*

*The following is the text of the letter from the Independent Board Committee setting out its recommendation to the Independent Shareholders in relation to the Open Offer.*

**STARLITE**

# STARLIGHT INTERNATIONAL HOLDINGS LIMITED

# 升岡國際有限公司*

*(incorporated in Bermuda with limited liability)*

(Stock Code: 485)

31 May 2010

*To the Independent Shareholders*

Dear Sir or Madam,

## PROPOSED OPEN OFFER OF NOT LESS THAN 628,071,062 OFFER SHARES AND NOT MORE THAN 642,675,862 OFFER SHARES AT HK$0.12 PER OFFER SHARE PAYABLE IN FULL ON ACCEPTANCE (ON THE BASIS OF FOUR OFFER SHARES FOR EVERY FIVE ADJUSTED SHARES HELD)

We refer to the circular of the Company dated 31 May 2010 (the "Circular") of which this letter forms part. Unless the context specifies otherwise, capitalised terms used herein have the same meanings as defined in the Circular.

We have been appointed by the Board to advise the Independent Shareholders as to whether the terms of the Open Offer are fair and reasonable insofar as the Independent Shareholders are concerned. VC Capital has been appointed as the Independent Financial Adviser to advise you and us in this respect.

Having taken into account the principal reasons and factors considered by, and the advice of, the Independent Financial Adviser as set out in its letter of advice to you and us on pages 28 to 44 of the Circular, we are of the opinion that the Open Offer are on normal commercial terms, are in the interests of the Company and the Shareholders as a whole and the terms of which are fair and reasonable insofar as the Company and the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the SGM to approve the Open Offer.

Yours faithfully,
For and on behalf of the Independent Board Committee

| **Ho Hau Chong, Norman** | **Chan Chak Chung** | **Chuck Winston Calptor** |
|---|---|---|
| *Independent non-executive Director* | *Independent non-executive Director* | *Independent non-executive Director* |

* *for identification purpose only*

*The following is the text of a letter of advice to the Independent Board Committee and the Independent Shareholders received from the Independent Financial Adviser prepared for the purpose of inclusion in this circular:*


VC CAPITAL LIMITED
滙盈融資有限公司

31 May 2010

*To the Independent Board Committee*
*and the Independent Shareholders of*
*Starlight International Holdings Limited*

Dear Sir or Madam,

## PROPOSED OPEN OFFER OF NOT LESS THAN 628,071,062 OFFER SHARES AND NOT MORE THAN 642,675,862 OFFER SHARES AT HK$0.12 PER OFFER SHARE PAYABLE IN FULL ON ACCEPTANCE (ON THE BASIS OF FOUR OFFER SHARES FOR EVERY FIVE ADJUSTED SHARES HELD)

### INTRODUCTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Open Offer, details of which are set out in the letter from the Board as contained in the circular of the Company dated 31 May 2010 (the "**Circular**"), of which this letter forms part. Capitalized terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

On 10 May 2010, the Company announced that it would raise not less than approximately HK$75.37 million but not more than approximately HK$77.12 million, before expenses, by way of an open offer of not less than 628,071,062 Offer Shares and not more than 642,675,862 Offer Shares on the basis of four (4) Offer Shares for every five (5) Adjusted Shares held on the Record Date and Time and payable in full on acceptance. The Open Offer is fully underwritten by the Underwriters.

Mr. Philip Lau has undertaken in favour of the Company and the Underwriters that he will, and he will procure the Associated Companies, Mr. Anthony Lau and Mr. Andy Lau (collectively, the "**Lau Group**") to accept his or their respective entitlements under the Open Offer for an aggregate of 286,687,367 Offer Shares.

The Independent Board Committee, comprising all the independent non-executive Directors, namely Mr. HO Hau Chong, Norman, Mr. CHAN Chak Chung and Mr. Winston Calptor CHUCK, has been formed to advise the Independent Shareholders as to whether the terms of the Open Offer and the Underwriting Agreement are on normal commercial terms, whether they are fair and reasonable so far as the Independent Shareholders are concerned and whether the Open Offer is in the interests of the Company and the Shareholders as a whole.

In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to give an independent opinion as to whether the terms of the Open Offer and the Underwriting Agreement are on normal commercial terms, whether they are fair and reasonable so far as the Independent Shareholders are concerned and whether the Open Offer is in the interests of the Company and the Shareholders as a whole.

VC Capital Limited ("**VC Capital**") is not associated with the Company and its substantial Shareholders or any party acting, or presumed to be acting, in concert with any of them and, accordingly, is considered eligible to give independent advice on the Open Offer. Apart from normal professional fees payable to us in connection with this engagement, no arrangement exists whereby VC Capital will receive any fees or benefits from the Company or its substantial Shareholders or any party acting, or presumed to be acting, in concert with any of them.

## BASIS OF OUR OPINION

In formulating our opinion, we have relied on the information and facts supplied and the opinions expressed by the executive Directors and senior management of the Group. We have also assumed that the information and representations contained or referred to in the Circular were true and accurate at the time they were prepared or made and will continue to be so up to the date of the SGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations made to us by the executive Directors and senior management of the Group. We have also been advised by the executive Directors that no material facts have been omitted from the Circular and the information provided to us.

We consider we have reviewed sufficient information to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our opinion. We have not, however, conducted any independent investigation into the business and affairs or the future prospects of the Group, nor have we carried out any independent verification of the information supplied.

All the executive Directors have confirmed, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in the Circular have been arrived at after due and careful consideration and that there are no other facts not contained in the Circular, the omission of which would make any statement in the Circular misleading.

## PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the terms of the Open Offer and the Underwriting Agreement are on normal commercial terms, whether they are fair and reasonable so far as the Independent Shareholders are concerned and whether the Open Offer is in the interests of the Company and the Shareholders as a whole, we have taken into account the following principal factors and reasons:

### 1. Reasons of the Open Offer

The Group is principally engaged in the design, manufacture and sale of a wide range of electronic products and securities trading.

The following table summarises the audited consolidated financial information of the Group for the two financial years ended 31 March 2009 and for the six months ended 30 September 2009:

| *(HK$'000)* | **For the six months ended 30 September** | | **For the financial year ended 31 March** | |
|---|---|---|---|---|
| | **2009** | **2008** | **2009** | **2008** |
| | *(unaudited)* | *(unaudited)* | *(audited)* | *(audited)* |
| Turnover | 389,549 | 767,424 | 1,281,062 | 2,199,033 |
| Gross Profit | 72,106 | 172,044 | 256,865 | 532,722 |
| (Loss) profit before taxation | (23,697) | 7,594 | (118,408) | 64,025 |
| Net (loss) profit for the period | (24,741) | 6,870 | (119,688) | 45,494 |
| Net assets | 654,729 | 675,697 | 675,697 | 799,776 |
| Bank balances and cash | 132,938 | 103,572 | 103,572 | 77,068 |

With reference to the above table, the Company had recorded losses of approximately HK$119.69 million for the financial year ended 31 March 2009 and approximately HK$24.74 million for the six months ended 30 September 2009. According to the annual report of the Company for the year ended 31 March 2009, the loss was mainly attributable to the severely affected electronics division arising from the economic downturn. Due to the global financial crisis, the revenue generated from the Company's major geographical segments, Europe and the United States of America (which accounted for approximately 96% of the Group's sales), had inevitably suffered as sales in North America and Europe dropped by approximately 35% and approximately 54% respectively in the financial year ended 31 March 2009. As disclosed in the interim report of the Company for the six months ended 30 September 2009, the loss of approximately HK$24.74 million was primarily due to the decline in sales and a moderate drop in gross profit margin as compared with that of 2008, together with the weak economy spending and the cautious retail trend in the United States of America as a result of the global financial crisis.

As disclosed in the letter from the Board, the estimated net proceeds (after deducting all necessary expenses such as commission to the Underwriters and other professional fees and expenses) from the Open Offer will be not less than approximately HK$72.91 million but not more than approximately HK$74.66 million which will be used for the Group's working capital for the daily operation of the Group's business and for financing the business in relation to the Polaroid License.

We understood from the management of the Company that upon obtaining of the license rights granted pursuant to the agreement dated 22 March 2010 (the "**License Agreement**"), it is expected that the Group's business of producing and selling the Polaroid licensed products would become a new income driver to the Company. The License Agreement initially covers a term of 5 years and may be subject to renewal. By entering into the License Agreement, the Group would produce and market its products including portable DVD players, blu-ray players, iPod compatible docking stations and e-book readers under the name of Polaroid. With the gradual stabilization of the general economy after the global financial crisis in 2009, the Directors are of the view that the demand of electronic consumer products would revive and the Polaroid License would help enhance the marketability of the products of the Group and may bring along positive effect on the sales of the Group's products.

According to the Directors, the Group had bank balances and cash of approximately HK$80 million as at 31 March 2010, which is mainly intended for the existing business of the Group. In view of (i) the operating cost for the existing business of the Group; and (ii) the financial requirements for producing the products under the Polaroid License, the Directors are of the view that it is prudent for the Company to raise funds for the operations and business development of the Group.

Taking into consideration (i) the need of new capital for continuing the Group's existing business and for the Polaroid License; and (ii) the potential benefits that the Polaroid License may bring to the Group, we concur with the Directors that it is reasonable for the Group to conduct the Open Offer and is in the interests of the Company and the Shareholders as a whole.

## 2. Other financing alternatives available to the Group

As stated in the letter from the Board, the Company has not carried out any fund-raising exercises in the 12 months immediately preceding the date of the Circular. We understood from the management of the Company that they have already considered other fund raising means such as rights issue, placing of new Shares and debt financing.

The executive Directors consider that debt financing is not an optimal approach as it incurs interest expenses that may adversely affect the financial position of the Group and the Group may be subject to lengthy due diligence and negotiations with banks and/or more stringent terms, depending on the Group's then financial position and capital structure and the prevailing market conditions. The executive Directors are of the view that it is prudent to finance the Group's businesses and development by long term funding, preferably in the form of equity as the finance cost by equity will be lower than those by debt financing. In view of the dilution effect of the interests of the Shareholders in the case of placing of new Shares, and the fact that not all Shareholders can participate in such placement exercise on an equal basis, the executive Directors consider that the Open Offer is in the best interests of the Company and the Shareholders as it can enlarge the capital base of the Company and increase the liquidity of the Shares, as well as represents an opportunity for the Shareholders to participate in the growth of the Company. Taking into consideration of the above, we concur with the view of the Directors that the Open Offer is a more desirable means for the Group to obtain the required funding as compared with other financing alternatives and that the Open Offer is in the interests of the Company and the Shareholders as a whole.

**3. The Open Offer**

The Company proposes the Open Offer at the Subscription Price of not less than 628,071,062 Offer Shares and not more than 642,675,862 Offer Shares on the basis of four (4) Offer Shares for every five (5) Adjusted Shares held on the Record Date and Time and payable in full on acceptance. The Open Offer is conditional upon, amongst other things, (i) the passing by the Independent Shareholders at the SGM of an ordinary resolution (such vote shall be taken by way of poll) to approve the Open Offer; (ii) the passing by the Shareholders at the SGM of a special resolution (such vote shall be taken by way of poll) to approve the Capital Reorganisation and the Capital Reorganisation becoming effective; (iii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Adjusted Shares in issue arising from the Capital Reorganisation; (iv) the Listing Committee of the Stock Exchange granting or agreeing to grant (subject to allotment) and not having withdrawn or revoked listing of and permission to deal in the Offer Shares by no later than the first day of their dealings; and (v) compliance with and performance of all the undertakings and obligations of the Company, the Underwriters and Mr. Philip Lau under the terms of the Underwriting Agreement.

***3.1 Major terms of the Open Offer***

*(a) The Subscription Price*

The Subscription Price of HK$0.12 per Offer Share represents:

(i) a discount of approximately 52.00% to the closing price of HK$0.25 per Adjusted Share as quoted on the Stock Exchange on the Latest Practicable Date;

(ii) a discount of approximately 60.00% to the closing price of HK$0.30 per Adjusted Share as quoted on the Stock Exchange on the Last Trading Day;

(iii) a discount of approximately 61.29% to the average of the closing prices of approximately HK$0.31 per Adjusted Share for the last five trading days up to and including the Last Trading Day;

(iv) a discount of approximately 61.54% to the average of the closing prices of approximately HK$0.312 per Adjusted Share for the last ten trading days up to and including the Last Trading Day;

(v) a discount of approximately 86.00% to the net asset value of approximately HK$0.86 per Adjusted Share based on the audited financial statements of the Company for the year ended 31 March 2009 and the number of Adjusted Shares issued immediately before the completion of the Open Offer, and assuming there will be no exercise of the Share Options; and

(vi) a discount of approximately 45.45% to the theoretical ex-rights price of HK$0.22 per Adjusted Share based on the closing price as quoted on the Stock Exchange on the Last Trading Day.

As stated in the letter from the Board, the Subscription Price was agreed after arm's length negotiation between the Company and the Underwriters with reference to the prevailing market condition and taking into consideration (i) the low liquidity of the Existing Shares; (ii) the Group's business had been operating at a loss for the financial year 2009 and the interim period for the six months ended 30 September 2009; (iii) the need of new capital for expanding the Group's business under the Polaroid License; and (iv) the fact that a lower subscription price could induce the investors or the Shareholders to participate in the Open Offer. As such, the executive Directors consider that the Subscription Price and the discount the Subscription Price represents for the Offer Shares are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

In order to assess the fairness and the reasonableness of the Subscription Price, we have considered the following factors:

*(b) Comparison with recent open offer and rights issue transactions*

We have identified, to the best of our knowledge and endeavours, the following 9 open offer and rights issue transactions as announced by other companies that are listed on the Main Board (the "**Main Board**") of the Stock Exchange (the "**Comparables**") for comparison purposes as shown in the table below. The Comparables involve open offer and rights issue transactions that required shareholders' approval as announced by Main Board-listed companies since 7 December 2009, being six months prior to and up to and including the date of the Underwriting Agreement (the "**Review Period**"). The Comparables are an exhaustive list of open offer and rights issue transactions during the Review Period as identified by us, to our best effort, in our research through published information based on the above criteria.

**Table 1: Comparable analysis of open offer and rights issue transactions announced by other listed companies under the Review Period**

| Date of announcement | Company (Stock code) | Basis of entitlement | Excess application | Premium/ (discount) of subscription prices over/to share closing prices as at the last trading day prior to release of the announcement % | Premium/ (discount) of subscription prices over/to theoretical ex-entitlement/ ex-rights price as at the last trading day prior to release of the announcement % | Underwriting commission % |
|---|---|---|---|---|---|---|
| 8-Dec-09 | Wing On Travel (Holdings) Limited (1189) | 5 for 1 | Available | (82.14) | (43.40) | 2.00 |
| 11-Jan-10 | See Corporation Limited (491) | 8 for 1 | Available | (81.31) | (32.66) | 2.50 |
| 14-Jan-10 | Yue Da Mining Holdings Limited (629) | 1 for 1 | Available | (46.90) | (30.64) | 2.00 |
| 14-Jan-10 | Wang On Group Limited (1222) *(Note 1)* | 3 for 1 (2 bonus shares for every 3 rights shares) | Available | (88.73) | (56.81) | 2.50 |
| 28-Jan-10 | Gold Peak Industries (Holdings) Limited (40) | 3 for 7 | Available | (50.00) | (41.40) | 2.75 |
| 17-Feb-10 | Imagi International Holdings Limited (585) | 4 for 1 | Available | (93.10) | (72.90) | 1.00 |
| 2-Mar-10 | China Merchants Bank Co., Ltd. (3968) | 1.3 for 10 | Available | (49.19) | (46.14) | N/A |
| 4-Mar-10 | Unity Investments Holdings Limited (913) | 2 for 1 | Available | (68.75) | (42.31) | 2.50 |
| 19-Mar-10 | United Gene High-Tech Group Limited (399) | 1 for 1 | Not available | (89.17) | (80.45) | 5.00 *(Note 2)* |
| **Average** | | | | **(72.14)** | **(49.63)** | **2.53** |
| **Median** | | | | **(81.31)** | **(43.40)** | **2.50** |
| **Maximum** | | | | **(46.90)** | **(30.64)** | **5.00** |
| **Minimum** | | | | **(93.10)** | **(80.45)** | **1.00** |
| | **The Company** | **4 for 5** | **Not available** | **(60.00)** | **(45.45)** | **1.50** |

*Source: the website of the Stock Exchange*

*Notes:*

1. In this rights issue transaction, rights shares were issued with bonus shares. The calculations on the discounts of subscription prices to (i) the closing price of the shares on the last trading day; and (ii) the theoretical ex-rights price of the shares are based on the effective subscription price for each rights share which has taken into account the nil paid bonus shares being issued with one fully paid rights share.

2. In this rights issue transaction, the rights shares were underwritten by two underwriters with 5.0% and 0.0% commission rates.

As illustrated in the table above, we note that the premium/discount of the respective subscription prices to the respective closing prices quoted on the respective last trading day prior to the release of the announcement of the Comparables ranged from a discount of approximately 93.10% to a discount of approximately 46.90%, with an average and median of discounts of approximately 72.14% and approximately 81.31% respectively. The premium/discount of the respective subscription prices to the respective theoretical ex-entitlement prices quoted on the respective last trading day prior to the release of the announcement of the Comparables ranged from a discount of approximately 80.45% to a discount of approximately 30.64% with an average and median of discounts of approximately 49.63% and approximately 43.40% respectively. We note that the discount of approximately 60.00% of the Subscription Price to the closing price quoted on the Last Trading Day and the discount of approximately 45.45% of the Subscription Price to the theoretical ex-entitlement price are in line with the market and less than the average of the Comparables. As such, we are of the view that the discounts of the Subscription Price to the closing price quoted on the Last Trading Day and to the theoretical ex-entitlement price are not excessive and that the Subscription Price is fair and reasonable so far as the Independent Shareholders are concerned.

*(c) Price performance of the Existing Shares*

The following chart shows the closing prices of the Existing Shares traded on the Stock Exchange under the Review Period and up to and including the Latest Practicable Date:


Existing Shares were suspended on 10 May 2010
0.6
0.5
0.4
HK$ 0.3
0.2
0.1
0.0
7-Dec-09
7-Feb-10
7-Apr-10
Latest Practicable Date
Average 0.330
Median 0.305
Theoretical ex-rights price 0.220
Subscription price 0.120
Closing price
Median
Theoretical ex-rights price
Average
Subscription price

During the Review Period and up to and including the Latest Practicable Date, the Existing Shares were traded at a range of HK$0.245 to HK$0.500. We note that the both the Subscription Price and the theoretical ex-rights price are lower than the closing price of the Shares during the Review Period and up to and including the Latest Practicable Date. We are of the view that this would enhance the attractiveness of the Open Offer for the Shareholders to participate in it.

*(d) The Underwriting Agreement*

The Underwriting Agreement was entered into between the Underwriters and the Company after trading hours on 7 May 2010. Pursuant to the Underwriting Agreement and subject to the terms and conditions thereof, the Underwriters have agreed to fully underwrite not less than 341,383,695 Underwritten Shares and not more than 355,988,495 Underwritten Shares in the following proportion:

| Underwriter | Percentage of the Underwritten Shares | Maximum number of Offer Shares underwritten |
|---|---|---|
| Underwriter A | 22.5% | 80,097,412 |
| Underwriter B | 14.0% | 49,838,389 |
| Underwriter C | 11.0% | 39,158,734 |
| Underwriter D | 17.0% | 60,518,044 |
| Underwriter E | 35.5% | 126,375,916 |

To the best information, knowledge and belief of the Directors, having made all reasonable enquiries, each of the Underwriters are third parties independent of and not connected with the other Underwriters, the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or an associate of any of them and are not acting in concert with any Shareholder.

The Open Offer is not underwritten by financial institutions whose ordinary course of business includes underwriting, but is underwritten by the Underwriters who are all individuals not engaged in the profession as underwriters. We have been advised by the Company that the Company has negotiated with a financial institution whose ordinary course of business includes underwriting, which then also contacted other financial institutions with regard to the underwriting of the Open Offer, but considered the terms as offered by those financial institutions as less favourable than those of the Underwriters. In particular, the Company will pay the Underwriters all reasonable legal fees and other reasonable out-of-pocket expenses of the Underwriters in respect of the Open Offer, and underwriting commission of 1.50% (the "**Underwriting Commission**") of the aggregate Subscription Price in

respect of the Underwritten Shares for which each of the Underwriters has agreed to subscribe. Such Underwriting Commission is lower than that generally charged by professional underwriters. As can be seen in table 1 above, the Underwriting Commission is in line with the market and is at the lower end of the range of 1.00% to 5.00% as represented by the Comparables. Having considered the above, we are of the view that the underwriting of the Open Offer and the Underwriting Commission are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

*(e) No application for excess Offer Shares*

As set out in the letter from the Board, the Directors hold the view that the Open Offer allows the Qualifying Shareholders to maintain their respective pro rata shareholdings in the Company and participate in the future growth and development of the Group and thus it is fair and reasonable and in the interests of the Company and the Shareholders as a whole not to offer any excess application to the Shareholders.

After arm's length negotiations with the Underwriters, and taking into account that the related administration costs would be lower in the absence of excess applications, the Company decided that the Qualifying Shareholders are not entitled to apply for any Offer Shares which are in excess of their assured entitlements. Any Offer Shares not taken up by the Qualifying Shareholders and the Offer Shares to which the Excluded Overseas Shareholder(s) would otherwise have been entitled under the Open Offer will be taken up by the Underwriters.

Having considered the fact that (i) the Open Offer is intended to offer an equal chance for the Qualifying Shareholders to maintain their respective pro rata shareholdings in the Company by taking up their respective allotments of the Offer Shares; (ii) the absence of the excess application arrangement under open offer or rights issue transactions is not uncommon; and (iii) the lower administration costs in the absence of excess applications, we are of the view that the absence of the excess application arrangement under the Open Offer is acceptable.

**4. Effects on the shareholding structure of the Company**

The tables below illustrate the changes in the shareholding structure of the Company (i) assuming no exercise of the outstanding Share Options before the Record Date and Time; and (ii) assuming the exercise of all outstanding Share Options immediately after the Capital Reorganisation.

**Table 2: (i) assuming no exercise of the outstanding Share Options before the Record Date and Time**

| | As at the Latest Practicable Date | | Immediately after Capital Reorganisation | | Immediately after the completion of the Open Offer assuming all Qualifying Shareholders have fully subscribed for their entitlements under the Open Offer | | Immediately after the completion of the Open Offer assuming no Qualifying Shareholders subscribed for their entitlements under the Open Offer | |
|---|---|---|---|---|---|---|---|---|
| | *No. of Existing Shares* | *Approx. %* | *No. of Adjusted Shares* | *Approx. %* | *No. of Adjusted Shares* | *Approx. %* | *No. of Adjusted Shares* | *Approx. %* |
| **Substantial Shareholders:** | | | | | | | | |
| Mr. Philip Lau *(Notes 1 and 4)* | 99,823,029 | 12.71 | 99,823,029 | 12.71 | 179,681,452 | 12.71 | 179,681,452 | 12.71 |
| Mr. Anthony Lau *(Notes 2 and 4)* | 38,693,836 | 4.93 | 38,693,836 | 4.93 | 69,648,904 | 4.93 | 69,648,904 | 4.93 |
| Mr. Andy Lau *(Notes 3 and 4)* | 37,507,445 | 4.78 | 37,507,445 | 4.78 | 67,513,401 | 4.78 | 67,513,401 | 4.78 |
| K.K. Nominees Limited *(Note 5)* | 3,165,277 | 0.40 | 3,165,277 | 0.40 | 5,697,498 | 0.40 | 5,697,498 | 0.40 |
| Wincard Management Services Limited *(Note 6)* | 10,100,415 | 1.29 | 10,100,415 | 1.29 | 18,180,747 | 1.29 | 18,180,747 | 1.29 |
| Philip Lau Holding Corporation *(Note 7)* | 169,069,209 | 21.54 | 169,069,209 | 21.54 | 304,324,576 | 21.54 | 304,324,576 | 21.54 |
| Mr. Lee Yu Chiang | 42,140,878 | 5.37 | 42,140,878 | 5.37 | 75,853,580 | 5.37 | 42,140,878 | 2.98 |
| **Sub-total** | **400,500,089** | **51.01** | **400,500,089** | **51.01** | **720,900,158** | **51.01** | **687,187,456** | **48.63** |

| | As at the Latest Practicable Date | | Immediately after Capital Reorganisation | | Immediately after the completion of the Open Offer assuming all Qualifying Shareholders have fully subscribed for their entitlements under the Open Offer | | Immediately after the completion of the Open Offer assuming no Qualifying Shareholders subscribed for their entitlements under the Open Offer | |
|---|---|---|---|---|---|---|---|---|
| | *No. of Existing Shares* | *Approx. %* | *No. of Adjusted Shares* | *Approx. %* | *No. of Adjusted Shares* | *Approx. %* | *No. of Adjusted Shares* | *Approx. %* |
| **Directors:** | | | | | | | | |
| Mr. Winston Calptor Chuck | 770,000 | 0.10 | 770,000 | 0.10 | 1,386,000 | 0.10 | 770,000 | 0.05 |
| Mr. Peter Hon Sheung Tin | 206,769 | 0.03 | 206,769 | 0.03 | 372,184 | 0.03 | 206,769 | 0.01 |
| **Underwriters:** | | | | | | | | |
| Underwriter A | - | - | - | - | - | - | 76,811, 331 | 5.44 |
| Underwriter B | - | - | - | - | - | - | 47,793,717 | 3.38 |
| Underwriter C and his associates *(Note 8)* | 4,332,500 | 0.55 | 4,332,500 | 0.55 | 7,798,500 | 0.55 | 41,884,707 | 2.96 |
| Underwriter D | - | - | - | - | - | - | 58,035,228 | 4.11 |
| Underwriter E | - | - | - | - | - | - | 121,191,212 | 8.58 |
| **Public Shareholders:** | | | | | | | | |
| Public Shareholders | 379,279,470 | 48.31 | 379,279,470 | 48.31 | 682,703,048 | 48.31 | 379,279,470 | 26.84 |
| **Total** | **785,088,828** | **100.00** | **785,088,828** | **100.00** | **1,413,159,890** | **100.00** | **1,413,159,890** | **100.00** |

**Table 2: (ii) assuming the exercise of all outstanding Share Options immediately after the Capital Reorganisation**

| | As at the Latest Practicable Date | | Immediately after Capital Reorganisation assuming the exercise of all outstanding Share Options | | Immediately after the completion of the Open Offer assuming all Qualifying Shareholders have fully subscribed for their entitlements under the Open Offer | | Immediately after the completion of the Open Offer assuming no Qualifying Shareholders subscribed for their entitlements under the Open Offer | |
|---|---|---|---|---|---|---|---|---|
| | *No. of Existing Shares* | *Approx. %* | *No. of Adjusted Shares* | *Approx. %* | *No. of Adjusted Shares* | *Approx. %* | *No. of Adjusted Shares* | *Approx. %* |
| **Substantial Shareholders:** | | | | | | | | |
| Mr. Philip Lau *(Notes 1 and 4)* | 99,823,029 | 12.71 | 99,823,029 | 12.43 | 179,681,452 | 12.43 | 179,681,452 | 12.43 |
| Mr. Anthony Lau *(Notes 2 and 4)* | 38,693,836 | 4.93 | 38,693,836 | 4.82 | 69,648,904 | 4.82 | 69,648,904 | 4.82 |
| Mr. Andy Lau *(Notes 3 and 4)* | 37,507,445 | 4.78 | 37,507,445 | 4.67 | 67,513,401 | 4.67 | 67,513,401 | 4.67 |
| K.K. Nominees Limited *(Note 5)* | 3,165,277 | 0.40 | 3,165,277 | 0.39 | 5,697,498 | 0.39 | 5,697,498 | 0.39 |
| Wincard Management Services Limited *(Note 6)* | 10,100,415 | 1.29 | 10,100,415 | 1.26 | 18,180,747 | 1.26 | 18,180,747 | 1.26 |
| Philip Lau Holding Corporation *(Note 7)* | 169,069,209 | 21.54 | 169,069,209 | 21.05 | 304,324,576 | 21.05 | 304,324,576 | 21.05 |
| Mr. Lee Yu Chiang | 42,140,818 | 5.37 | 42,140,878 | 5.25 | 75,853,580 | 5.25 | 43,140,878 | 2.91 |
| **Sub-total** | **400,500,089** | **51.01** | **400,500,089** | **49.85** | **720,900,158** | **49.85** | **687,187,456** | **47.52** |

| | As at the Latest Practicable Date | | Immediately after Capital Reorganisation assuming the exercise of all outstanding Share Options | | Immediately after the completion of the Open Offer assuming all Qualifying Shareholders have fully subscribed for their entitlements under the Open Offer | | Immediately after the completion of the Open Offer assuming no Qualifying Shareholders subscribed for their entitlements under the Open Offer | |
|---|---|---|---|---|---|---|---|---|
| | *No. of Existing Shares* | *Approx. %* | *No. of Adjusted Shares* | *Approx. %* | *No. of Adjusted Shares* | *Approx. %* | *No. of Adjusted Shares* | *Approx. %* |
| **Directors:** | | | | | | | | |
| Mr. Winston Calptor Chuck | 770,000 | 0.10 | 770,000 | 0.10 | 1,386,000 | 0.10 | 770,000 | 0.05 |
| Mr. Peter Hon Sheung Tin | 206,769 | 0.03 | 206,769 | 0.03 | 372,184 | 0.03 | 206,769 | 0.01 |
| **Underwriters:** | | | | | | | | |
| Underwriter A | – | – | – | – | – | – | 80,097,411 | 5.54 |
| Underwriter B | – | – | – | – | – | – | 49,838,389 | 3.45 |
| Underwriter C and his associates *(Note 8)* | 4,332,500 | 0.50 | 4,332,500 | 0.54 | 7,798,500 | 0.54 | 43,491,235 | 3.01 |
| Underwriter D | – | – | – | – | – | – | 60,518,044 | 4.19 |
| Underwriter E | – | – | – | – | – | – | 126,375,916 | 8.74 |
| **Public Shareholders:** | | | | | | | | |
| Public Shareholders | 379,279,470 | 48.31 | 397,535,470 | 49.49 | 715,563,848 | 49.49 | 397,535,470 | 27.49 |
| **Total** | **785,088,828** | **100.00** | **803,344,828** | **100.00** | **1,446,020,690** | **100.00** | **1,446,020,690** | **100.00** |

*Notes:*

1. Mr. Philip Lau is the chairman and an executive Director.

2. Mr. Anthony Lau is an executive Director and the brother of Mr. Philip Lau and Mr. Andy Lau.

3. Mr. Andy Lau is an executive Director and the brother of Mr. Philip Lau and Mr. Anthony Lau.

4. Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau are regarded as parties acting in concert under the Takeovers Code and as such, they are deemed to be interested in the Existing Shares and Adjusted Shares held by each of them.

5. K.K. Nominees Limited is wholly and beneficially owned by Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau. Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau are deemed to be interested in the Existing Shares and Adjusted Shares owned by K.K. Nominees Limited.

6. Wincard Management Services Limited is wholly and beneficially owned by Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau. Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau are deemed to be interested in the Existing Shares and Adjusted Shares owned by Wincard Management Services Limited.

7. Philip Lau Holding Corporation is beneficially owned by a discretionary trust of which the discretionary objects include Mr. Philip Lau and his associates. Mr. Philip Lau is deemed to be interested in the Existing Shares and Adjusted Shares owned by Philip Lau Holding Corporation.

8. The Shares are beneficially owned by Timemate Industries Ltd. which is 75% beneficially owned by Underwriter C. Accordingly, Underwriter C is deemed to be interested in the Existing Shares and Adjusted Shares beneficially owned by Timemate Industries Ltd.

The Open Offer is offered to all Qualifying Shareholders on the same basis. All Qualifying Shareholders should note that each of them is entitled to subscribe for the Offer Shares so that they can maintain their proportionate interests in the Company. For those Qualifying Shareholders who choose to take up their respective entitlements in full under the Open Offer, their shareholding interests in the Company will remain unchanged upon completion of the Open Offer.

For those Qualifying Shareholders who choose not to take up their respective entitlements in full under the Open Offer, depending on the extent to which they take up their respective entitlements, their shareholding interests in the Company will be diluted. For illustrative purposes, with reference to the above tables, assuming none of the Qualifying Shareholders (except the Lau Group) take up their respective entitlements in the Open Offer, the public Shareholders' shareholding interests in the Company will be diluted from approximately 48.31% as at the Latest Practicable Date to (i) approximately 26.84% immediately upon completion of the Open Offer and assuming no exercise of the outstanding Share Options before the Record Date and Time; or (ii) approximately 27.49% immediately upon completion of the Open Offer and assuming exercise of all outstanding Share Options immediately after the Capital Reorganisation.

Notwithstanding that there may be dilution of the existing shareholding of the Shareholders as a result of the Open Offer, in view of the fact that (i) the Open Offer offers the Qualifying Shareholders an equal chance to subscribe for their respective entitlements under the Open Offer; (ii) the financing needs of the Group for its future development plan; and (iii) those Qualifying Shareholders who choose to accept the Open Offer in full can maintain their respective existing shareholding interests in the Company after the Open Offer, we consider the potential dilution to the shareholding of the Shareholders in the Company to be justifiable.

## 5. Financial effects of the Open Offer

*Net asset value*

Based on the unaudited pro forma statement of consolidated net tangible assets of the Group (the "**Statement**") as set out in appendix II to the Circular, the unaudited consolidated net tangible assets of the Group as at 30 September 2009 was approximately HK$624.26 million. Based on the 785,088,828 Existing Shares (equivalent to 785,088,828 Adjusted Shares) in issue as at the Latest Practicable Date, the unaudited adjusted consolidated net tangible assets of the Group per Adjusted Share was approximately HK$0.80.

According to the Statement, the unaudited pro forma adjusted consolidated net assets of the Group immediately after completion of the Capital Reorganisation and the Open Offer will be approximately HK$697.17 million (on the basis of 628,071,062 Offer Shares to be issued), assuming no exercise of the outstanding Share Options before the Record Date and Time, the unaudited pro forma adjusted consolidated net tangible assets of the Group per Adjusted Share would decrease to approximately HK$0.49 per Adjusted Share.

We note that there will be a decrease in the net asset value per Share upon completion of the Open Offer. Nevertheless, in light of the need of new capital to be raised from the Open Offer, which would be applied to the development of the Group's business under the Polaroid License, which is expected to become a new income driver of the Group, we consider the decrease in the net asset value per Share justifiable.

*Cashflow*

In view of the estimated net proceeds (after deducting all necessary expenses such as commission to the Underwriters and other professional fees and expenses) from the Open Offer, the Group will record a net cash inflow of not less than approximately HK$72.91 million but not more than approximately HK$74.66 million.

*Gearing*

According to the latest published interim report of the Company for the six months ended 30 September 2009, the gearing ratio of the Group (calculated as unaudited total borrowings of approximately HK$381.33 million divided by unaudited shareholders' funds of approximately HK$650.89 million) was approximately 0.59 times as at 30 September 2009. Upon completion of the Open Offer, the gearing ratio of the Group is expected to improve as a result of the increase in the working capital of not less than approximately HK$72.91 million but not more than approximately HK$74.66 million from the estimated net proceeds of the Open Offer.

Having considered the fact that completion of the Open Offer will create a positive effect on the Group's cashflow and gearing, we are of the view that the Open Offer is in the interests of the Company and the Shareholders as a whole.

Shareholders should note that the above analyses are only for illustrative purposes and do not purport to represent the financial position of the Group upon completion of the Open Offer.

**RECOMMENDATION**

Having considered the above-mentioned principal factors and reasons, we consider that the terms of the Open Offer and the Underwriting Agreement are on normal commercial terms, that they are fair and reasonable so far as the Independent Shareholders are concerned and that the Open Offer is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the relevant resolution(s) to approve the Open Offer at the SGM.

Yours faithfully
For and on behalf of
**VC Capital Limited**

**Keith Lou**
*Executive Director*

**Felicia Hui**
*Director*

## CONSOLIDATED INCOME STATEMENT

| | Notes | Year ended 31 March 2007 HK$'000 | Year ended 31 March 2008 HK$'000 | Year ended 31 March 2009 HK$'000 | Six months ended 30 September 2009 HK$'000 |
|---|---|---|---|---|---|
| Turnover | 5 | 2,434,241 | 2,199,033 | 1,281,062 | 389,549 |
| Cost of sales | | (1,951,018) | (1,666,311) | (1,024,197) | (317,443) |
| Gross profit | | 483,223 | 532,722 | 256,865 | 72,106 |
| Other income | 6 | 25,709 | 22,194 | 30,357 | 14,386 |
| Distribution costs | | (213,620) | (295,479) | (186,529) | (55,048) |
| Administrative expenses | | (170,154) | (168,461) | (167,473) | (55,619) |
| (Decrease) increase in fair value of investment properties | 13 | 3,322 | 27,531 | (16,736) | 5,051 |
| Increase in fair value of derivative financial instruments | | 3,576 | 2,599 | 1,667 | - |
| Decrease in fair value of financial assets designated at fair value through profit or loss | | 1,120 | (2,167) | (1,591) | - |
| Decrease in fair value of investments held for trading | | 1,949 | (7,976) | (12,868) | - |
| Impairment loss recognised in respect of available-for-sale investments | | (150) | - | - | - |
| (Loss) gain on deemed partial disposal of a subsidiary | 35 | 10,194 | 279 | (150) | - |
| Gain on disposal of a subsidiary | | 99 | - | - | - |
| Finance costs | 7 | (26,975) | (47,590) | (22,528) | (5,034) |
| Share of profits of associates | | 1,613 | 373 | 578 | 461 |
| (Loss) profit before taxation | 8 | 119,906 | 64,025 | (118,408) | (23,697) |
| Taxation | 10 | (9,715) | (18,531) | (1,280) | (1,044) |
| (Loss) profit for the year | | 110,191 | 45,494 | (119,688) | (24,741) |
| Attributable to: | | | | | |
| Shareholders of the Company | | 105,196 | 45,914 | (110,186) | (17,675) |
| Minority interests | | 4,995 | (420) | (9,502) | (7,066) |
| | | 110,191 | 45,494 | (119,688) | (24,741) |
| Dividends recognised as distribution during the year | 11 | | | | |
| – Interim dividend for 2009 of nil (2008: 4.8 HK cents) per share | | 34,466 | 37,938 | - | - |
| – Final dividend for 2008 of nil (2008: final dividend for 2007 of 3.5 HK cents) per share | | 22,735 | 27,677 | - | - |
| | | 57,201 | 65,615 | - | - |
| Proposed final dividend of nil (2008: nil) per share | 11 | 27,677 | - | - | - |
| | | *HK cents* | *HK cents* | *HK cents* | *HK cents* |
| (Loss) earnings per share | 12 | | | | |
| – Basic | | 13.80 | 5.81 | (14.03) | (2.25) |
| – Diluted | | 13.50 | 5.75 | N/A | N/A |

## CONSOLIDATED BALANCE SHEET

| | | At 31 March | | | 30 September |
|---|---|---|---|---|---|
| | | 2007 | 2008 | 2009 | 2009 |
| | *Notes* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Non-current assets | | | | | |
| Investment properties | *13* | 81,121 | 108,652 | 91,916 | 91,916 |
| Property, plant and equipment | *14* | 305,842 | 298,575 | 272,565 | 258,462 |
| Prepaid lease payments | *15* | 4,136 | 65,062 | 63,676 | 3,835 |
| Product development costs | *16* | 954 | 607 | 260 | 87 |
| Goodwill | *17* | 25,494 | 27,671 | 26,541 | 26,541 |
| Interest in associates | *19* | 8,200 | 8,573 | 8,071 | 8,532 |
| Available-for-sale investments | *20* | 24,075 | 24,052 | 24,048 | 24,052 |
| Deferred tax assets | *30* | 1,263 | 7,542 | 5,918 | 5,918 |
| Deposit for acquisition of land use rights | | 14,711 | – | – | – |
| | | 465,796 | 540,734 | 492,995 | 419,343 |
| Current assets | | | | | |
| Inventories | *22* | 451,244 | 543,606 | 402,471 | 456,742 |
| Debtors, deposits and prepayments | *23* | 343,704 | 269,025 | 181,451 | 334,181 |
| Prepaid lease payments | *15* | 121 | 1,386 | 1,386 | 121 |
| Amount due from related parties | | 17,196 | – | – | – |
| Amounts due from associates | *24* | 3,989 | 3,989 | 2,945 | 2,989 |
| Taxation recoverable | | 11,659 | 9,852 | 4,919 | 2,564 |
| Investments held for trading | *25* | 25,613 | 20,381 | 6,955 | 11,941 |
| Derivative financial instruments | *21* | 480 | 120 | – | – |
| Financial assets designated at fair value through profit or loss | *21* | 20,795 | 8,149 | 798 | 564 |
| Bank balances and cash | *26* | 92,401 | 77,068 | 103,572 | 132,938 |
| | | 967,202 | 933,576 | 704,497 | 942,040 |
| Current liabilities | | | | | |
| Creditors and accrued charges | *27* | 273,829 | 176,212 | 185,227 | 314,022 |
| Amount due to an associate | *24* | 2,809 | 2,809 | 2,809 | 2,809 |
| Derivative financial instruments | *21* | 438 | 518 | 50 | 532 |
| Taxation payable | | 4,752 | 16,603 | 1,797 | 2,114 |
| Borrowings – due within one year | *28* | 329,515 | 430,160 | 302,309 | 363,106 |
| Bank overdrafts | *29* | 1,722 | 8,171 | – | 23 |
| | | 613,065 | 634,473 | 492,192 | 682,606 |
| Net current assets | | 354,137 | 299,103 | 212,305 | 259,434 |
| Total assets less current liabilities | | 819,933 | 839,837 | 705,300 | 678,777 |

| | Notes | At 31 March 2007 HK$'000 | 2008 HK$'000 | 2009 HK$'000 | 30 September 2009 HK$'000 |
|---|---|---|---|---|---|
| Non-current liabilities | | | | | |
| Deferred tax liabilities | 30 | 7,583 | 5,171 | 5,821 | 5,821 |
| Borrowings – due after one year | 28 | – | 34,890 | 23,782 | 18,227 |
| | | 7,583 | 40,061 | 29,603 | 24,048 |
| Net assets | | 812,350 | 799,776 | 675,697 | 654,729 |
| Capital and reserves | | | | | |
| Share capital | 31 | 315,043 | 316,151 | 314,035 | 314,035 |
| Reserves | | 482,074 | 465,588 | 351,065 | 336,851 |
| Equity attributable to shareholders of the Company | | 797,117 | 781,739 | 665,100 | 650,886 |
| Share option reserve of a listed subsidiary | | 66 | 253 | 392 | 392 |
| Minority interests | | 15,167 | 17,784 | 10,205 | 3,451 |
| Total equity | | 812,350 | 799,776 | 675,697 | 654,729 |

## CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

*For the year ended 31 March 2009*

| | Share capital | Share premium | Merger reserve | Goodwill reserve | Investment revaluation reserve | Other property revaluation reserve | Translation reserve | Share option reserve | Capital redemption reserve | Accumulated profits | Equity attributable to shareholders of the Company | Share option reserve of a listed subsidiary | Minority interests | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| At 1 April 2007 | 315,043 | 100,393 | 37,138 | (3,688) | (59) | 2,007 | 9,726 | 3,765 | 51,786 | 281,006 | 797,117 | 66 | 15,167 | 812,350 |
| Decrease in fair value of available-for-sale investments | - | - | - | - | (23) | - | - | - | - | - | (23) | - | - | (23) |
| Exchange difference arising on translation of foreign operations | - | - | - | - | - | - | (147) | - | - | - | (147) | - | 513 | 366 |
| Net income and expense recognised directly in equity | - | - | - | - | (23) | - | (147) | - | - | - | (170) | - | 513 | 343 |
| Profit for the year | - | - | - | - | - | - | - | - | - | 45,914 | 45,914 | - | (420) | 45,494 |
| Total recognised income and expense for the year | - | - | - | - | (23) | - | (147) | - | - | 45,914 | 45,744 | - | 93 | 45,837 |
| | 315,043 | 100,393 | 37,138 | (3,688) | (82) | 2,007 | 9,579 | 3,765 | 51,786 | 326,920 | 842,861 | 66 | 15,260 | 858,187 |
| Acquisition of additional interest in a subsidiary | - | - | - | - | - | - | - | - | - | - | - | - | 2,183 | 2,183 |
| Capital contribution from minority shareholders of a subsidiary | - | - | - | - | - | - | - | - | - | - | - | - | 626 | 626 |
| Deemed partial disposal of a subsidiary | - | - | - | - | - | - | - | - | - | - | - | - | (285) | (285) |
| Recognition of equity-settled share-based payments | - | - | - | - | - | - | - | 125 | - | - | 125 | 187 | - | 312 |
| Issue of shares upon exercise of share options | 1,264 | 2,376 | - | - | - | - | - | (337) | - | - | 3,303 | - | - | 3,303 |
| Issue of shares as scrip dividend | 1,910 | 6,859 | - | - | - | - | - | - | - | (8,769) | - | - | - | - |
| Repurchase of shares | (2,066) | - | - | - | - | - | - | - | 2,066 | (7,704) | (7,704) | - | - | (7,704) |
| Dividends paid | - | - | - | - | - | - | - | - | - | (56,846) | (56,846) | - | - | (56,846) |
| At 31 March 2008 | 316,151 | 109,628 | 37,138 | (3,688) | (82) | 2,007 | 9,579 | 3,553 | 53,852 | 253,601 | 781,739 | 253 | 17,784 | 799,776 |
| Exchange difference arising on translation of foreign operations and expense recognised directly in equity | - | - | - | - | - | - | (5,252) | - | - | - | (5,252) | - | (492) | (5,744) |
| Loss for the year | - | - | - | - | - | - | - | - | - | (110,186) | (110,186) | - | (9,502) | (119,688) |
| Total recognised income and expense for the year | - | - | - | - | - | - | (5,252) | - | - | (110,186) | (115,438) | - | (9,994) | (125,432) |
| | 316,151 | 109,628 | 37,138 | (3,688) | (82) | 2,007 | 4,327 | 3,553 | 53,852 | 143,415 | 666,301 | 253 | 7,790 | 674,344 |
| Acquisition/deemed acquisition of additional interests in subsidiaries | - | - | - | - | - | - | - | - | - | - | - | - | (656) | (656) |
| Capital contribution from minority shareholders of a subsidiary | - | - | - | - | - | - | - | - | - | - | - | - | 3,426 | 3,426 |
| Deemed partial disposal of a subsidiary | - | - | - | - | - | - | - | - | - | - | - | - | (355) | (355) |
| Recognition of equity-settled share-based payments | - | - | - | - | - | - | - | 3 | - | - | 3 | 139 | - | 142 |
| Repurchase of shares | (2,116) | - | - | - | - | - | - | - | 2,116 | (1,204) | (1,204) | - | - | (1,204) |
| At 31 March 2009 | 314,035 | 109,628 | 37,138 | (3,688) | (82) | 2,007 | 4,327 | 3,556 | 55,968 | 142,211 | 665,100 | 392 | 10,205 | 675,697 |

## CONSOLIDATED CASH FLOW STATEMENT

*For the year ended 31 March 2009*

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Cash flows from operating activities | | |
| (Loss) profit before taxation | (118,408) | 64,025 |
| Adjustments for: | | |
| Share of profits of associates | (578) | (373) |
| Amortisation of product development costs | 347 | 347 |
| Release of prepaid lease payments | 1,386 | 1,070 |
| Depreciation of property, plant and equipment | 53,514 | 55,198 |
| Decrease (increase) in fair value of investment properties | 16,736 | (27,531) |
| Decrease in fair value of investments held for trading | 12,868 | 7,976 |
| Increase in fair value of derivative financial instruments | (1,667) | (2,599) |
| Decrease in fair value of financial assets designated at fair value through profit or loss | 1,591 | 2,167 |
| Impairment loss recognised in respect of available-for-sale investments | 4 | – |
| Impairment loss recognised in respect of goodwill | 1,569 | – |
| Dividend income from investments held for trading | (359) | (1,434) |
| Brokerage expenses on redemption of shares | 14 | 44 |
| Share-based payments | 142 | 312 |
| Interest expense | 22,528 | 47,590 |
| Interest income | (525) | (4,342) |
| Gain on disposal of property, plant and equipment | (15,268) | (10) |
| Net allowance for obsolete and slow-moving inventories | 10,451 | 1,648 |
| Allowance for doubtful debts | 14,436 | 5,961 |
| Loss (gain) on deemed partial disposal of a subsidiary | 150 | (279) |
| Effect of foreign exchange rate change on inter-company balances | (5,744) | 353 |

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Operating cash flows before movement in working capital | (6,813) | 150,123 |
| Decrease (increase) in inventories | 130,684 | (94,010) |
| Decrease in debtors, deposits and prepayments | 94,478 | 68,718 |
| Decrease in amounts due from associates | 1,049 | – |
| Decrease (increase) in investments held for trading | 558 | (2,744) |
| Decrease in derivative financial instruments | 1,319 | 3,039 |
| Decrease in financial assets designated at fair value through profit or loss | 5,760 | 10,479 |
| Increase (decrease) in creditors and accrued charges | 9,015 | (97,617) |
| Cash generated from operations | 236,050 | 37,988 |
| Dividend received from investments held for trading | 359 | 1,434 |
| Hong Kong Profits Tax paid | (10,509) | (10,165) |
| Taxation in other jurisdictions paid | (2,627) | (6,239) |
| Taxation in other jurisdictions refunded | 4,257 | 2,840 |
| Net cash from operating activities | 227,530 | 25,858 |
| Cash flows from investing activities | | |
| Capital contribution from minority shareholders of a subsidiary | 3,426 | 626 |
| Dividend received from an associate | 1,080 | – |
| Proceeds from disposal of property, plant and equipment | 1,000 | 685 |
| Interest received | 525 | 4,342 |
| Purchase of property, plant and equipment | (34,576) | (48,593) |
| Acquisition of additional interest of a subsidiary | (1,600) | – |
| Advance to an associate | (5) | – |
| Repayment from related parties | – | 17,196 |
| Prepaid lease payments made | – | (48,550) |
| Net cash used in investing activities | (30,150) | (74,294) |

| | 2009<br>*HK$'000* | 2008<br>*HK$'000* |
|---|---|---|
| Cash flows from financing activities | | |
| Net proceeds from debt factoring loans | 16,349 | 11,853 |
| Net (repayment of) proceeds from trust receipts and import loans and loans related to bills discounted with recourse | (129,452) | 18,037 |
| Interest on bank and other borrowings paid | (22,528) | (47,590) |
| Net (repayment of) proceeds from short term loans | (15,468) | 56,867 |
| Repayment of bank loan | (10,388) | (1,222) |
| Repurchases of shares including brokerage expenses | (1,218) | (7,748) |
| Bank loan raised | – | 50,000 |
| Proceeds from issue of shares upon exercise of share options | – | 3,303 |
| Dividends paid | – | (56,846) |
| Net cash (used in) from financing activities | (162,705) | 26,654 |
| Net increase (decrease) in cash and cash equivalents | 34,675 | (21,782) |
| Cash and cash equivalents at beginning of the year | 68,897 | 90,679 |
| Cash and cash equivalents at end of the year | 103,572 | 68,897 |
| Represented by: | | |
| Bank balances and cash | 103,572 | 77,068 |
| Bank overdrafts | – | (8,171) |
| | 103,572 | 68,897 |

**NOTES TO THE FINANCIAL STATEMENT**
*For the year ended 31 March 2009*

## 1. GENERAL

The Company is an exempted company incorporated in Bermuda with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed in the corporate information section of the annual report.

The consolidated financial statements are presented in Hong Kong dollars which is the functional currency of the Company.

The Company is an investment holding company. Its principal subsidiaries are engaged in the design, manufacture and sale of a wide range of electronic products and securities trading.

## 2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied the following amendments and interpretations of Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are or have become effective. The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

| | |
|---|---|
| HKAS 39 & HKFRS 7 (Amendments) | Reclassification of financial assets |
| HK(IFRIC)* – INT 12 | Service concession arrangements |
| HK(IFRIC) – INT 14 | HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction |

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

| | |
|---|---|
| HKFRSs (Amendments) | Improvements to HKFRSs 2008[1] |
| HKFRSs (Amendments) | Improvements to HKFRSs 2009[2] |
| HKAS 1 (Revised) | Presentation of financial statements[3] |
| HKAS 23 (Revised) | Borrowing costs[3] |
| HKAS 27 (Revised) | Consolidated and separate financial statements[4] |
| HKAS 32 & HKAS 1 (Amendments) | Puttable financial instruments and obligations arising on liquidation[3] |
| HKAS 39 (Amendment) | Eligible hedge items[4] |
| HKFRS 1 & HKAS 27 (Amendments) | Cost of an investment in a subsidiary, jointly controlled entity or associate[3] |
| HKFRS 2 (Amendment) | Vesting conditions and cancellations[3] |
| HKFRS 3 (Revised) | Business combinations[4] |
| HKFRS 7 (Amendment) | Improving disclosures about financial instruments[3] |
| HKFRS 8 | Operating segments[3] |
| HK(IFRIC) – INT 9 & HKAS 39 (Amendments) | Embedded derivatives[5] |
| HK(IFRIC) – INT 13 | Customer loyalty programmes[6] |
| HK(IFRIC) – INT 15 | Agreements for the construction of real estate[3] |
| HK(IFRIC) – INT 16 | Hedges of a net investment in a foreign operation[7] |
| HK(IFRIC) – INT 17 | Distributions of non-cash assets to owners[4] |
| HK(IFRIC) – INT 18 | Transfer of assets from customers[8] |

[1] Effective for annual periods beginning on or after 1 January 2009 except the amendments to HKFRS 5, effective for annual periods beginning on or after 1 July 2009.
[2] Effective for annual periods beginning on or after 1 January 2009, 1 July 2009 and 1 January 2010, as appropriate.
[3] Effective for annual periods beginning on or after 1 January 2009.
[4] Effective for annual periods beginning on or after 1 July 2009.
[5] Effective for annual periods ending on or after 30 June 2009.
[6] Effective for annual periods beginning on or after 1 July 2008.
[7] Effective for annual periods beginning on or after 1 October 2008.
[8] Effective for transfers on or after 1 July 2009.

* IFRIC represents the International Financial Reporting Interpretations Committee.

The adoption of HKFRS 3 (Revised) may affect the Group's accounting treatment for business combination for which the acquisition date is on or after 1 April 2010. HKAS 27 (Revised) will affect the accounting treatment for changes in the Group's ownership interest in a subsidiary. The directors of the Company anticipate that the application of the other new or revised standards, amendments or interpretations will have no material impact on the results or financial position of the Group.

## 3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Hong Kong Companies Ordinance.

### Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Acquisition of additional interests of subsidiaries does not fall within the definition of business combination under HKFRS 3 "Business combinations" as the acquisition does not result in a change in control. The excess of the cost of acquisition over the carrying amount of assets and liabilities of the subsidiary attributable to the additional interest acquired is recognised as goodwill.

All intra-company transactions, balances, income and expenses within the Group are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

**Business combinations**

The acquisition of businesses is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

**Goodwill**

*Goodwill arising on acquisition prior to 1 January 2005*

Goodwill arising on an acquisition of net assets and operations of another entity for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant acquiree at the date of acquisition.

Goodwill arising on acquisition prior to 1 April 2001 continues to be held in reserves, and will be transferred to the accumulated profits at the time when the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

For previously capitalised goodwill arising on acquisitions of net assets and operations of another entity on or after 1 April 2001, the Group has discontinued amortisation from 1 April 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired (see the accounting policy below).

*Goodwill arising on acquisition after 1 January 2005*

Goodwill arising on an acquisition of a business for which the agreement date is on or after 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a business is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of the relevant cash-generating unit, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

**Interest in associates**

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

**Revenue recognition**

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes.

Revenue from sales of goods is recognised when goods are delivered and title has been passed.

Interest income from a financial asset excluding financial assets at fair value through profit or loss is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments excluding financial assets at fair value through profit or loss is recognised when the Group's right to receive payment has been established.

Commission income is recognised when services are rendered.

**Property, plant and equipment**

Property, plant and equipment including land and buildings held for use in the production or supply of goods or services, or for administrative purposes, other than construction in progress, are stated at cost or revalued amounts less subsequent accumulated depreciation and accumulated impairment losses.

Advantage has been taken of the transitional relief provided by paragraph 80A of HKAS 16 "Property, plant and equipment" from the requirement to make regular revaluation of the Group's land and buildings which had been carried at revalued amounts prior to 30 September 1995, and accordingly no further revaluation of land and buildings is carried out. Prior to 30 September 1995, the revaluation increase arising on the revaluation of these assets was credited to the other property revaluation reserve. Any future decreases in value of these assets will be dealt with as an expense to the extent that they exceed the balance, if any, on the other property revaluation reserve relating to a previous revaluation of the same asset. On the subsequent sale or retirement of a revalued asset, the corresponding revaluation surplus is transferred to accumulated profits.

Construction in progress is stated at cost less accumulated impairment losses. Cost includes all development expenditure and other direct costs attributable to such project. Construction in progress is not depreciated until completion of construction. On completion of construction, the assets are transferred to appropriate categories of property, plant and equipment.

The cost or valuation of leasehold properties in Hong Kong is depreciated over forty years on a straight line basis after taking into account of the estimated residual value. The cost of leasehold properties outside Hong Kong is amortised over a period of fifty years or, where shorter, the remaining term of the leases on a straight line basis.

Depreciation is provided to write off the cost of items of property, plant and equipment other than construction in progress and leasehold properties over their estimated useful lives using the reducing balance method.

The land and building elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and building elements, in which case, the entire lease is generally treated as a finance lease and accounted for as property, plant and equipment. To the extent the allocation of the lease payments can be made reliably, leasehold interests in land are accounted for as operating leases.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

**Investment properties**

Investment properties are properties held to earn rentals and/or for capital appreciation.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at their fair values using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss in the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

**Financial instruments**

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

*Effective interest method*

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for debt instruments other than those financial assets at fair value through profit or loss, of which interest income is included in net gains or losses.

*Financial assets at fair value through profit or loss*

Financial assets at fair value through profit or loss have two subcategories including financial assets held for trading and those designated at fair value through profit or loss on initial recognition.

A financial asset is classified as held for trading if:

- it has been acquired principally for the purpose of selling in the near future; or
- it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if:

- such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
- the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

- it forms part of a contract containing one or more embedded derivatives, and HKAS 39 "Financial instruments: Recognition and measurement" permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss excludes any dividend or interest earned on the financial assets.

*Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including debtors, deposits, bank balances and cash and amounts due from associates) are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment loss on financial assets below).

*Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss (see accounting policy on impairment loss on financial assets below).

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment loss on financial assets below).

*Impairment of financial assets*

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include significant financial difficulty of the issuer or counterparty; default or delinquency in interest or principal payments; or it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as trade debtors, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period ranging from 30 days to 90 days and observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade debtors, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade debtor is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities generally include other financial liabilities and derivative financial instruments that do not qualify for hedge accounting.

*Effective interest method*

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis.

*Financial liabilities*

Financial liabilities including creditors, amount due to an associate, bank overdrafts and borrowings are subsequently measured at amortised cost, using the effective interest method.

*Equity instruments*

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Repurchase of the Company's own equity instruments is recognised and deducted directly from equity. No gains or loss is recognised in profit or loss on the purchase or cancellation of the Company's own equity instruments. Consideration paid is recognised directly in equity.

Distribution settled in shares are recorded at market price at the date of issue, and credited to the share capital and share premium respectively.

Derivative financial instruments that do not qualify for hedge accounting

Derivatives that do not qualify for hedge accounting are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss. If the Group retains substantially all the risks and rewards of ownership of a transferred asset, the Group continues to recognise the financial asset and recognise a collateralised borrowing for proceeds received.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

**Share-based payment transactions**

Equity-settled share-based payment transactions

*Share options granted to employees*

The fair value of services received determined by reference to the fair value of share options granted at the grant date is recognised as an expense in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity (share option reserve).

At the time when the share options are exercised, the amount previously recognised in the share option reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in the share option reserve will be transferred to accumulated profits.

For share options granted to employees on or before 7 November 2002, or granted after 7 November 2002 and vested before 1 April 2005, the financial impact of share options granted is not recorded in the consolidated financial statements until such time as the options are exercised, and no charge is recognised in the consolidated income statement in respect of the value of options granted. Upon the exercise of the share options, the resulting shares issued are recorded as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded as share premium. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

**Research and development expenditure**

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight line basis over its useful life on the same basis as intangible assets acquired separately, and carried at cost less subsequent accumulated amortisation and any accumulated impairment losses.

The amount initially recognised for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria. Where no internally generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

**Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted-average method. Net realisable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling and distribution.

**Impairment (other than goodwill)**

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that standard.

**Taxation**

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

**Leases**

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight line basis over the term of the relevant lease.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight line basis.

**Borrowing costs**

All borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

**Foreign currencies**

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

**Retirement benefits schemes**

Payments to state-managed retirement benefits scheme or the Mandatory Provident Fund ("MPF") Scheme are charged as expenses when employees have rendered services entitling them to contributions.

## 4. KEY SOURCE OF ESTIMATION UNCERTAINTY

In the application of the Group's accounting policies, which are described in note 3, the directors of the Company are required to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

**Allowances for inventories**

The management of the Group reviews the physical conditions and saleability of inventories at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production. The management estimates the net realisable value for such finished goods and consumables based primarily on the latest invoice prices and current market conditions. As at 31 March 2009, the carrying amount of inventories is HK$402,471,000 (2008: HK$543,606,000), net of allowance for obsolete and slow-moving inventories of HK$36,995,000 (2008: HK$26,544,000).

**Impairment of goodwill**

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating units and a suitable discount rate in order to calculate the present value. Where the actual cash flows are less than expected, a material impairment loss may arise. As at 31 March 2009, the carrying amount of goodwill is HK$26,541,000 (2008: HK$27,671,000). Details of the recoverable amount calculation are disclosed in note 18.

**Income taxes**

As at 31 March 2009, no deferred tax asset was recognised in the Group's consolidated balance sheet in relation to the estimated unused tax losses of HK$228,797,000 (2008: HK$132,592,000) due to the unpredictability of future profit streams. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future taxable profits generated are more or less than expected, a material recognition or reversal of deferred tax asset may arise, which would be recognised in the consolidated income statement in the period in which such a recognition takes place.

5. **SEGMENT INFORMATION**

(a) **Business segments**

The Group is organised into two operating divisions, namely design, manufacture and sale of electronic products and securities trading. These divisions are the basis on which the Group reports its primary segment information.

(i) An analysis of the Group's turnover, which represents sales of goods, and results by business segments is as follows:

| | Design, manufacture and sale of electronic products *HK$'000* | Securities trading *HK$'000* | Consolidated *HK$'000* |
|---|---|---|---|
| **Year ended 31 March 2009** | | | |
| **TURNOVER** | 1,281,062 | – | 1,281,062 |
| **SEGMENT RESULTS** | (58,850) | (12,433) | (71,283) |
| Interest income | | | 525 |
| Unallocated income | | | 4,689 |
| Unallocated expenses | | | (13,503) |
| Decrease in fair value of investment properties | | | (16,736) |
| Loss on deemed partial disposal of a subsidiary | (150) | – | (150) |
| Finance costs | | | (22,528) |
| Share of profits of associates | 578 | – | 578 |
| Loss before taxation | | | (118,408) |
| Taxation | | | (1,280) |
| Loss for the year | | | (119,688) |
| **OTHER INFORMATION** | | | |
| Additions of property, plant and equipment | 34,576 | – | 34,576 |
| Amortisation of product development costs | 347 | – | 347 |
| Increase in fair value of derivative financial instruments | – | (1,667) | (1,667) |
| Decrease in fair value of financial assets designated at fair value through profit or loss | – | 1,591 | 1,591 |
| Decrease in fair value of investments held for trading | – | 12,868 | 12,868 |
| Release of prepaid lease payments | 1,386 | – | 1,386 |
| Depreciation of property, plant and equipment | 53,514 | – | 53,514 |
| Allowance for doubtful debts | 14,436 | – | 14,436 |
| Allowance for obsolete and slow-moving inventories | 10,451 | – | 10,451 |
| Impairment loss recognised in respect of goodwill – unallocated | – | – | 1,569 |

| | Design, manufacture and sale of electronic products *HK$'000* | Securities trading *HK$'000* | Consolidated *HK$'000* |
|---|---|---|---|
| **Year ended 31 March 2008** | | | |
| **TURNOVER** | 2,199,033 | – | 2,199,033 |
| **SEGMENT RESULTS** | 97,406 | (6,110) | 91,296 |
| Interest income | | | 4,342 |
| Unallocated income | | | 3,773 |
| Unallocated expenses | | | (15,979) |
| Increase in fair value of investment properties | | | 27,531 |
| Gain on deemed partial disposal of a subsidiary | 279 | – | 279 |
| Finance costs | | | (47,590) |
| Share of profits of associates | 373 | – | 373 |
| Profit before taxation | | | 64,025 |
| Taxation | | | (18,531) |
| Profit for the year | | | 45,494 |
| **OTHER INFORMATION** | | | |
| Additions of property, plant and equipment | 48,593 | – | 48,593 |
| Amortisation of product development costs | 347 | – | 347 |
| Increase in fair value of derivative financial instruments | – | (2,599) | (2,599) |
| Decrease in fair value of financial assets designated at fair value through profit or loss | – | 2,167 | 2,167 |
| Decrease in fair value of investments held for trading | – | 7,976 | 7,976 |
| Prepaid lease payments made | 48,550 | – | 48,550 |
| Release of prepaid lease payments | 1,070 | – | 1,070 |
| Depreciation of property, plant and equipment | 55,198 | – | 55,198 |
| Allowance for doubtful debts | 5,961 | – | 5,961 |
| Net allowance for obsolete and slow-moving inventories | 1,648 | – | 1,648 |

(ii) An analysis of the Group's consolidated balance sheet by business segments is as follows:

| | Design, manufacture and sale of electronic products | Securities trading | Consolidated |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| **At 31 March 2009** | | | |
| ASSETS | | | |
| Segment assets | 945,317 | 10,786 | 956,103 |
| Interest in associates | 8,071 | – | 8,071 |
| Unallocated corporate assets | | | 233,378 |
| Consolidated total assets | | | 1,197,492 |
| LIABILITIES | | | |
| Segment liabilities | 184,556 | 619 | 185,175 |
| Unallocated corporate liabilities | | | 336,620 |
| Consolidated total liabilities | | | 521,795 |

| | Design, manufacture and sale of electronic products | Securities trading | Consolidated |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| **At 31 March 2008** | | | |
| ASSETS | | | |
| Segment assets | 1,194,558 | 48,307 | 1,242,865 |
| Interest in associates | 8,573 | – | 8,573 |
| Unallocated corporate assets | | | 222,872 |
| Consolidated total assets | | | 1,474,310 |
| LIABILITIES | | | |
| Segment liabilities | 171,344 | 5,256 | 176,600 |
| Unallocated corporate liabilities | | | 497,934 |
| Consolidated total liabilities | | | 674,534 |

**(b) Geographical segments**

(i) An analysis of the Group's turnover in respect of design, manufacture and sale of electronic products by geographical markets based on location of customers is as follows:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| North America | 870,141 | 1,348,799 |
| Europe | 356,038 | 782,738 |
| Hong Kong | 39,549 | 17,463 |
| Mainland China | 85 | 422 |
| Japan and Korea | – | 4,221 |
| Other countries | 15,249 | 45,390 |
| | 1,281,062 | 2,199,033 |

(ii) An analysis of the carrying amount of segment assets and capital additions analysed by the geographical areas in which the assets are located is as follows:

| | Carrying amount of segment assets | | Capital additions | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| North America | 275,902 | 424,317 | 5,835 | 3,853 |
| Hong Kong | 257,144 | 337,005 | 25,941 | 28,226 |
| Mainland China | 358,385 | 426,183 | 2,800 | 16,514 |
| Other countries | 64,672 | 55,360 | – | – |
| | 956,103 | 1,242,865 | 34,576 | 48,593 |

## 6. OTHER INCOME

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Other income includes: | | |
| Claims received | 302 | 148 |
| Commission | 3,362 | 6,206 |
| Dividend income from investments held-for-trading | 359 | 1,434 |
| Exchange gain, net | – | 1,048 |
| Gain on disposal of property, plant and equipment | 15,268 | 10 |
| Interest income | 525 | 4,342 |
| Rental income *(note)* | 4,689 | 3,773 |
| Repairing income | 2,333 | 1,263 |
| Sale of scrap materials | 1,623 | 2,275 |

*Note:* Outgoings of HK$406,000 (2008: HK$143,000) were incurred resulting in net rental income of HK$4,283,000 (2008: HK$3,630,000).

## 7. FINANCE COSTS

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Interest on borrowings wholly repayable within five years | 22,528 | 47,590 |

## 8. (LOSS) PROFIT BEFORE TAXATION

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| (Loss) profit before taxation has been arrived at after charging: | | |
| Amortisation of product development costs (included in administrative expenses) | 347 | 347 |
| Auditors' remuneration | | |
| – current year | 3,858 | 3,529 |
| – underprovision in prior years | – | 515 |
| Depreciation of property, plant and equipment | 53,514 | 55,198 |
| Exchange loss, net | 6,620 | – |
| Impairment loss recognised in respect of goodwill (included in administrative expenses) | 1,569 | – |
| Impairment loss recognised in respect of available-for-sale investments (included in administrative expenses) | 4 | – |
| Minimum lease payments under operating leases in respect of rented premises | 10,301 | 6,077 |
| Allowance for doubtful debts | 14,436 | 5,961 |
| Net allowance for obsolete and slow-moving inventories *(note 1)* | 10,451 | 1,648 |
| Release of prepaid lease payments | 1,386 | 1,070 |
| Research and development costs | 42,813 | 43,614 |
| Staff costs including directors' remuneration *(note 2)* | 154,104 | 159,471 |

*Note:*

1. Included in the amount is a reversal of allowance for obsolete and slow-moving inventories of nil (2008: HK$2,607,000), which is resulted from subsequent sales of certain impaired items.

2. The staff costs for the year included retirement benefits scheme contributions of HK$1,868,000 (2008: HK$2,227,000) and share-based payments of HK$142,000 (2008: HK$312,000).

## 9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Details of emoluments paid by the Group to each of the directors are as follows:

**For the year ended 31 March 2009**

| | Fees | Salaries and other short term employee benefits | Performance related incentive payments | Retirement benefits scheme contributions | Total emoluments |
|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| **Executive directors:** | | | | | |
| Lau Sak Hong, Philip | 50 | 6,062 | 133 | 190 | 6,435 |
| Lau Sak Kai, Anthony | 50 | 1,377 | 46 | 67 | 1,540 |
| Lau Sak Yuk, Andy | 50 | 1,231 | 46 | 60 | 1,387 |
| **Non-executive director:** | | | | | |
| Hon Sheung Tin, Peter | 109 | 24 | – | – | 133 |
| **Independent non-executive directors:** | | | | | |
| Ho Hau Chong, Norman | 50 | – | – | – | 50 |
| Chan Chak Chung | 50 | – | – | – | 50 |
| Chuck Winston Calptor | 50 | – | – | – | 50 |
| | 409 | 8,694 | 225 | 317 | 9,645 |

**For the year ended 31 March 2008**

| | Fees | Salaries and other short term employee benefits | Performance related incentive payments | Retirement benefits scheme contributions | Total emoluments |
|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| **Executive directors:** | | | | | |
| Lau Sak Hong, Philip | 50 | 8,009 | 268 | 208 | 8,535 |
| Lau Sak Kai, Anthony | 50 | 1,388 | 87 | 74 | 1,599 |
| Lau Sak Yuk, Andy | 50 | 1,257 | 76 | 67 | 1,450 |
| **Non-executive director:** | | | | | |
| Hon Sheung Tin, Peter | 50 | 20 | – | – | 70 |
| **Independent non-executive directors:** | | | | | |
| Ho Hau Chong, Norman | 50 | – | – | – | 50 |
| Chan Chak Chung | 50 | – | – | – | 50 |
| Chuck Winston Calptor | 50 | – | – | – | 50 |
| | 350 | 10,674 | 431 | 349 | 11,804 |

The performance related incentive payments are determined by the performance of the individual and the Group's performance and profitability for the two years ended 31 March 2009.

**Employees**

The five highest paid individuals of the Group included three (2008: three) directors, details of whose remuneration are set out above. The emoluments of the remaining two (2008: two) highest paid employees are as follows:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Salaries and other short term employee benefits | 3,106 | 3,072 |
| Performance related incentive payments | 80 | 148 |
| Retirement benefits scheme contributions | 24 | 24 |
| | 3,210 | 3,244 |

Emoluments of these employees were within the following bands:

| | Number of employees | |
|---|---|---|
| | 2009 | 2008 |
| HK$1,000,001 – HK$1,500,000 | 1 | 1 |
| HK$1,500,001 – HK$2,000,000 | 1 | 1 |

## 10. TAXATION

| | 2009<br>*HK$'000* | 2008<br>*HK$'000* |
|---|---|---|
| The charge (credit) comprises: | | |
| Hong Kong Profits Tax | | |
| Current year | 46 | 15,843 |
| Overprovision in prior years | (1,830) | (7) |
| | (1,784) | 15,836 |
| Taxation in other jurisdictions | | |
| Current year | 812 | 2,058 |
| (Over)underprovision in prior years | (22) | 9,328 |
| | 790 | 11,386 |
| Deferred taxation *(note 30)* | 2,274 | (8,691) |
| | 1,280 | 18,531 |

Hong Kong Profits Tax is calculated at 16.5% (2008: 17.5%) of the estimated assessable profit for the year.

On 26 June 2008, the Hong Kong Legislative Council passed the Revenue Bill 2008 which includes the reduction in corporate profit tax rate by 1% to 16.5% effective from the year of assessment 2008-2009. The effect of such decrease has been reflected in measuring the current and deferred tax for the year ended 31 March 2009.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. The underprovision in prior years mainly arose from a settlement of corporate tax audit with the Canada Revenue Agency related to allocation of income by a subsidiary of the Group between Canada and Hong Kong for the two years ended 31 March 2004 and 2005. The tax audits were closed in the year ended 31 March 2008.

Taxation for the year can be reconciled to the (loss) profit before taxation per the consolidated income statement as follows:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| (Loss) profit before taxation | (118,408) | 64,025 |
| Tax (credit) charge at the domestic income tax rate of 16.5% (2008: 17.5%) | (19,537) | 11,204 |
| Tax effect of share of profits of associates | 95 | 65 |
| Tax effect of expenses not deductible for taxation purposes | 6,169 | 1,626 |
| Tax effect of income not taxable for taxation purposes | (2,974) | (2,881) |
| Effect of different tax rates of subsidiaries operating in other jurisdictions | (6,207) | (1,233) |
| Tax effect of tax losses not recognised | 21,825 | 5,792 |
| Tax effect of utilisation of tax losses previously not recognised | (75) | (5,265) |
| Effect of tax exemption granted to a subsidiary (note) | (145) | (1,908) |
| (Over)underprovision in prior years | (1,852) | 9,321 |
| Decrease in opening deferred tax liabilities resulting from a decrease in applicable rate | (176) | – |
| Others | 4,157 | 1,810 |
| Taxation for the year | 1,280 | 18,531 |

*Note:* The subsidiary is exempted from taxation in other jurisdiction pursuant to the relevant laws and regulations in that jurisdiction.

## 11. DIVIDENDS

The directors have resolved not to recommend a final dividend for the year ended 31 March 2009 (2008: nil).

During the year ended 31 March 2008, the directors have declared an interim dividend of 4.8HK cents per share, amounting to HK$37,938,000, and scrip alternative was offered in respect of the 2007 final dividend. The scrip alternative was accepted by the shareholders, as follows:

| | *HK$'000* |
|---|---|
| Dividends: | |
| Cash | 18,908 |
| Scrip alternative | 8,769 |
| | 27,677 |

## 12. (LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share is based on the following data:

| | 2009<br>*HK$'000* | 2008<br>*HK$'000* |
|---|---|---|
| (Loss) earnings attributable to shareholders of the Company for the purposes of basic and diluted (loss) earnings per share | (110,186) | 45,914 |

| | 2009 | 2008 |
|---|---|---|
| Weighted average number of shares for the purposes of basic (loss) earnings per share | 785,466,362 | 790,246,143 |
| Effect of dilutive potential shares relating to share options | N/A | 8,080,944 |
| Weighted average number of shares for the purposes of diluted earnings per share | N/A | 798,327,087 |

No diluted loss per share is presented for 2009 as the exercise of the outstanding options would result in a decrease in the loss per share for the year.

## 13. INVESTMENT PROPERTIES

| | 2009<br>*HK$'000* | 2008<br>*HK$'000* |
|---|---|---|
| Fair value of investment properties: | | |
| At beginning of the year | 108,652 | 81,121 |
| (Decrease) increase in fair value | (16,736) | 27,531 |
| At end of the year | 91,916 | 108,652 |
| The carrying amount of investment properties comprises: | | |
| Long leases in Hong Kong | 77,750 | 94,000 |
| Long leases outside Hong Kong | 14,166 | 14,652 |
| | 91,916 | 108,652 |

The fair values of the Group's investment properties have been arrived at on the basis of valuations carried out on the balance sheet date by an independent qualified professional valuer not connected with the Group. The valuer has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuations were arrived at by reference to market evidence of transaction prices for similar properties.

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties. As at 31 March 2009, the carrying amount of such property interests amounted to HK$91,916,000 (2008: HK$108,652,000).

## 14. PROPERTY, PLANT AND EQUIPMENT

| | Leasehold properties | Computer equipment | Furniture, fixtures and equipment | Motor vehicles | Plant and machinery | Construction in progress | Total |
|---|---|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| COST OR VALUATION | | | | | | | |
| At 1 April 2007 | 120,544 | 27,703 | 106,252 | 16,736 | 503,309 | – | 774,544 |
| Currency realignment | – | 3 | 3 | – | 48 | – | 54 |
| Additions | – | 1,666 | 5,466 | 729 | 40,313 | 419 | 48,593 |
| Disposal | (168) | – | (459) | (2,077) | – | – | (2,704) |
| At 31 March 2008 | 120,376 | 29,372 | 111,262 | 15,388 | 543,670 | 419 | 820,487 |
| Additions | 145 | 1,277 | 901 | 555 | 31,698 | – | 34,576 |
| Disposal | (11,451) | (1,045) | (8,910) | (3,766) | (12,750) | – | (37,922) |
| **At 31 March 2009** | **109,070** | **29,604** | **103,253** | **12,177** | **562,618** | **419** | **817,141** |
| Comprising: | | | | | | | |
| At cost | 79,670 | 29,604 | 103,253 | 12,177 | 562,618 | 419 | 787,741 |
| At valuation – 1991 | 29,400 | – | – | – | – | – | 29,400 |
| | 109,070 | 29,604 | 103,253 | 12,177 | 562,618 | 419 | 817,141 |
| DEPRECIATION | | | | | | | |
| At 1 April 2007 | 20,388 | 17,209 | 86,212 | 13,359 | 331,534 | – | 468,702 |
| Currency realignment | – | 3 | – | – | 38 | – | 41 |
| Provided for the year | 2,285 | 2,580 | 4,521 | 776 | 45,036 | – | 55,198 |
| Eliminated on disposal | (3) | – | (90) | (1,936) | – | – | (2,029) |
| At 31 March 2008 | 22,670 | 19,792 | 90,643 | 12,199 | 376,608 | – | 521,912 |
| Provided for the year | 2,257 | 2,261 | 4,067 | 724 | 44,205 | – | 53,514 |
| Eliminated on disposal | (7,178) | (941) | (7,849) | (3,490) | (11,392) | – | (30,850) |
| **At 31 March 2009** | **17,749** | **21,112** | **86,861** | **9,433** | **409,421** | **–** | **544,576** |
| CARRYING VALUES | | | | | | | |
| **At 31 March 2009** | **91,321** | **8,492** | **16,392** | **2,744** | **153,197** | **419** | **272,565** |
| At 31 March 2008 | 97,706 | 9,580 | 20,619 | 3,189 | 167,062 | 419 | 298,575 |

The cost or valuation of leasehold properties in Hong Kong, which included prepaid lease payments that cannot be allocated reliably between the land and building elements, is depreciated over forty years and after taking into account of the estimated residual value. The cost of buildings situated on leasehold land outside Hong Kong is amortised over a period of fifty years or, where shorter, the remaining term of the leases on a straight line basis.

Depreciation is provided to write off the cost of other property, plant and equipment over their estimated useful lives, using the reducing balance method at the following rates per annum:

| | |
|---|---|
| Computer equipment | 25% |
| Furniture, fixtures and equipment | 10 – 25% |
| Motor vehicles | 20 – 25% |
| Plant and machinery | 15 – 30% |

The carrying value of the leasehold properties shown above comprises properties situated on land held under:

| | **2009** | **2008** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Long leases in Hong Kong | 26,621 | 27,022 |
| Medium term leases outside Hong Kong | 64,700 | 70,684 |
| | 91,321 | 97,706 |

The valuation of leasehold properties was carried out by a firm of independent professional valuers in 1991 on an open market value for existing use basis. The Group has adopted the transitional relief provided by paragraph 80A of HKAS 16 from the requirement to make revaluation on a regular basis of the Group's leasehold properties and, accordingly, no further revaluation of leasehold properties will be carried out. Had these leasehold properties with a carrying amount at 31 March 2009 of HK$26,621,000 (2008: HK$27,022,000) been carried at cost less accumulated depreciation and accumulated impairment losses, the carrying value of the leasehold properties at 31 March 2009 would have been stated at HK$20,554,000 (2008: HK$20,920,000).

## 15. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments comprise:

| | **2009** | **2008** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Leasehold land held under medium term leases outside Hong Kong | 65,062 | 66,448 |
| Analysed for reporting purposes as: | | |
| Current asset | 1,386 | 1,386 |
| Non-current asset | 63,676 | 65,062 |
| | 65,062 | 66,448 |

## 16. PRODUCT DEVELOPMENT COSTS

| | HK$'000 |
|---|---|
| COST | |
| At 1 April 2007, 31 March 2008 and 31 March 2009 | 1,732 |
| AMORTISATION | |
| At 1 April 2007 | 778 |
| Charge for the year | 347 |
| At 31 March 2008 | 1,125 |
| Charge for the year | 347 |
| At 31 March 2009 | 1,472 |
| CARRYING VALUE | |
| At 31 March 2009 | 260 |
| At 31 March 2008 | 607 |

Product development costs are amortised over a period of five years on a straight line basis.

## 17. GOODWILL

| | HK$'000 |
|---|---|
| COST | |
| At 1 April 2007 | 25,494 |
| Deemed acquisition of additional interest in a subsidiary | 2,183 |
| Deemed partial disposal of a subsidiary | (6) |
| At 31 March 2008 | 27,671 |
| Acquisition/deemed acquisition of additional interests in subsidiaries | 944 |
| Deemed partial disposal of a subsidiary | (505) |
| IMPAIRMENT | |
| At 31 March 2009 | 28,110 |
| Impairment losses recognised during the year and balance at 31 March 2009 | 1,569 |
| CARRYING VALUE | |
| At 31 March 2009 | 26,541 |
| At 31 March 2008 | 27,671 |

Particulars regarding impairment testing on goodwill are disclosed in note 18.

## 18. IMPAIRMENT TESTING ON GOODWILL

As explained in note 5, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill of carrying value amounting to HK$26,541,000 (2008: HK$26,102,000) has been allocated to three cash generating units ("CGUs"), including three subsidiaries in the design, manufacture and sale of electronic products segment amounting to HK$8,111,000, HK$17,722,000 and HK$708,000 (2008: HK$8,111,000, HK$17,991,000 and nil), respectively. For the remaining goodwill of HK$1,569,000 as at 31 March 2008, which is related to a subsidiary engaged in e-business but has become inactive, full impairment loss has been recognised in the financial statements for the current year.

The recoverable amount of the relevant CGUs has been determined on the basis of value in use calculation. The key assumptions for the value in use calculation are those regarding the discount rates, growth rates and expected changes to revenue and direct costs during the year. The management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in revenue and direct costs are based on past practices and expectations of future changes in the market.

During the year, the Group performed impairment review for goodwill based on cash flow forecasts derived from the most recent financial budget for the next year by the management and the cashflow projections were extrapolated at 0% (2008: 0%) growth rate for subsequent four years using a discount rate of 7.43% (2008: 8%).

## 19. INTEREST IN ASSOCIATES

| | 2009<br>*HK$'000* | 2008<br>*HK$'000* |
|---|---|---|
| Cost of investment in associates, unlisted | 9,310 | 9,310 |
| Share of post-acquisition reserves, net of dividend received | (1,239) | (737) |
| | 8,071 | 8,573 |

Details of the Group's associates are as follows:

| Name of associate | Form of business structure | Place of registration/ operations | Nominal value of registered capital | Attributable equity interest to the Group 2009 | 2008 | Principal activities |
|---|---|---|---|---|---|---|
| Danehill Investments (Holdings) Limited | Limited liability company | Cayman Islands | HK$7,000,000 | 48.28% | 48.28% | Investment holding |
| Interforce Limited ("Interforce") | Limited liability company | Hong Kong | HK$500,000 | 30% | 30% | Trading in electronic products |

The associates are indirectly held by the Company through its wholly-owned subsidiaries.

Included in the cost of investment in associates is goodwill of HK$3,779,000 (2008: HK$3,779,000) arising on acquisition of an associate in prior year.

The summarised financial information in respect of the Group's associates is set out below:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Total assets | 24,545 | 33,993 |
| Total liabilities | (12,344) | (21,610) |
| Net assets | 12,201 | 12,383 |
| Share of net assets | 4,292 | 4,794 |
| Turnover | 211,642 | 190,117 |
| Profit for the year | 1,997 | 1,266 |
| Share of profits of associates | 578 | 373 |

## 20. AVAILABLE-FOR-SALE INVESTMENTS

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Equity securities | | |
| Unlisted shares, at cost | 26,690 | 26,690 |
| Less: Impairment losses recognised | (2,650) | (2,650) |
| | 24,040 | 24,040 |
| Listed shares outside Hong Kong, at fair value | 8 | 12 |
| | 24,048 | 24,052 |
| Analysed for reporting purposes as: | | |
| Non-current asset | 24,048 | 24,052 |

As at the balance sheet date, all listed shares included in available-for-sale investments are stated at fair value. Fair values of these investments have been determined by reference to bid prices quoted in active markets.

The above unlisted investments represent investments in unlisted equity securities issued by private entities incorporated in Hong Kong. They are measured at cost less impairment loss at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

Included in unlisted equity securities was an investment of 17% (2008: 17%) equity interest in Net Plus Company Limited ("Net Plus"), a company engaged in investment holding and provision of healthcare related services. An impairment loss of HK$2,500,000 was recognised in the consolidated financial statements in prior years. At 31 March 2009, the directors reviewed the recoverability of its carrying amount of HK$23,000,000 (2008: HK$23,000,000) with reference to the present value of the estimated future cash flows expected to arise from the investment and considered that the carrying value of the interest in Net Plus is recoverable.

## 21. DERIVATIVE FINANCIAL INSTRUMENTS/FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

| | Assets | | Liabilities | |
|---|---|---|---|---|
| | **2009** | **2008** | **2009** | **2008** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| (i) Financial assets designated at fair value through profit or loss settled on net basis: | | | | |
| Buy-write certificates on: | | | | |
| – equity securities listed in Hong Kong | 258 | 1,606 | – | – |
| – equity securities listed outside Hong Kong | 540 | 6,543 | – | – |
| | 798 | 8,149 | – | – |
| (ii) Derivative financial instruments not designated as hedging instruments settled on net basis: | | | | |
| Foreign exchange option | – | 120 | – | – |
| Options on equity securities listed outside Hong Kong | – | – | (50) | (518) |
| | – | 120 | (50) | (518) |
| | 798 | 8,269 | (50) | (518) |

The buy-write certificates contain embedded derivatives which are not closely related to the host contracts, accordingly, the entire combined contracts have been designed at financial assets at fair value through profit or loss.

On inception of the buy-write certificates, the strike price of the underlying equity securities, maturity date and observation period would be determined. At the end of each observation period or on maturity of the buy-write certificates, market price of the underlying equity securities would be compared to the strike price. The buy-write certificates would be terminated and settled in cash if the market price is higher than strike price. The buy-write certificates would be settled in shares if the market price is lower than the strike price.

The fair values of buy-write certificates are determined by securities brokers using valuation models based on inputs such as share price, volatility, dividend yield of the underlying equity securities.

## 22. INVENTORIES

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Raw materials | 116,511 | 197,817 |
| Work in progress | 7,581 | 11,893 |
| Finished goods | 278,379 | 333,896 |
| | 402,471 | 543,606 |

The cost of inventories recognised as an expense in the consolidated income statement during the year amounted to HK$1,024,197,000 (2008: HK$1,666,311,000).

## 23. DEBTORS, DEPOSITS AND PREPAYMENTS

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Trade debtors | 102,003 | 192,803 |
| Deposits with securities brokers | 3,034 | 19,657 |
| Advances to suppliers | 30,585 | 31,920 |
| Prepayments and other receivables | 24,489 | 24,645 |
| Consideration receivable for disposal of property, plant and equipment | 21,340 | – |
| | 181,451 | 269,025 |

The aged analysis of trade debtors net of allowance for doubtful debts at the balance sheet date is as follows:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| 0 – 30 days | 67,376 | 103,982 |
| 31 – 60 days | 5,002 | 38,261 |
| 61 – 90 days | 9,338 | 17,269 |
| Over 90 days | 20,287 | 33,291 |
| | 102,003 | 192,803 |

The Group allows an average credit period ranging from 30 days to 90 days to its trade customers. Before accepting any new customers, the management will internally assess the credit quality of the potential customer and define appropriate credit limits. Management closely monitors the credit quality of trade and other receivables and considers the trade and other receivables that are neither past due nor impaired to be of a good quality.

Included in the Group's trade debtors are debtors with aggregate carrying amount of HK$20,998,000 (2008: HK$54,014,000) which are past due at the reporting date for which the Group has not provided for impairment loss. The directors of the Company determined that these receivables are due from customers of good credit quality with no history of default. The Group does not hold any collateral over these balances.

The aged analysis of trade debtors which are past due but not impaired is as follows:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| 31 – 60 days | 711 | 9,155 |
| 61 – 90 days | – | 11,568 |
| Over 90 days | 20,287 | 33,291 |
| | 20,998 | 54,014 |

Based on the experience of the management and repayment record of the customers, trade receivables which are past due but not impaired are generally recoverable. For those balances associated with litigations, the directors of the Company will assess the cases based on legal advices from lawyers and provide allowance for the irrecoverable debts.

Movements in the allowance for doubtful debts

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| At beginning of the year | 16,436 | 10,475 |
| Impairment losses recognised on debtors | 14,436 | 5,961 |
| At end of the year | 30,872 | 16,436 |

Included in the allowance for doubtful debts are individually impaired trade debtors with an aggregated balance of HK$23,531,000 (2008: HK$10,146,000) which have either been placed under liquidation or in financial difficulties. In addition, a debtor balance of HK$5,282,000 (2008: HK$4,231,000) has been individually impaired since such debt will be settled by the customer at a discount as agreed by arbitration.

The management has withdrawn a litigation against a trade debtor as they consider that the legal and professional expenses involved will be high, and the related debtor balance of HK$2,059,000 (2008: HK$2,059,000) was individually impaired.

Included in trade debtors are bills discounted with recourse amounting to HK$3,310,000 (2008: HK$80,426,000) and factored debtors amounting to HK$35,643,000 (2008: HK$17,223,000). For factored debtors, the Group will need to repay the financial institutions if there are credit losses on the receivables before the end of factoring period, accordingly, the Group continues to recognise the full carrying amount of the debtors and has recognised the cash received as a secured borrowing (see note 28).

**24. AMOUNTS DUE FROM/TO ASSOCIATES**

The amounts are unsecured, interest-free and repayable within one year. Included in the amounts due from associates as at 31 March 2008 was a trade receivable from an associate of HK$1,049,000 (2009: nil) which was aged over 90 days.

## 25. INVESTMENTS HELD FOR TRADING

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Listed securities | | |
| Equity securities listed in Hong Kong | 1,253 | 4,230 |
| Equity securities listed outside Hong Kong | 5,702 | 16,151 |
| | 6,955 | 20,381 |

## 26. BANK BALANCES AND CASH

Bank balances and cash comprise cash held by the Group and short term bank deposits with an original maturity of three months or less at an average interest rate of 0.01% (2008: 0.01%) per annum.

## 27. CREDITORS AND ACCRUED CHARGES

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Trade creditors | 120,323 | 101,584 |
| Royalty and withholding tax payable | 15,488 | 19,124 |
| Receipt in advance | – | 755 |
| Other creditors and accrued expenses | 49,416 | 54,749 |
| | 185,227 | 176,212 |

The aged analysis of trade creditors at the balance sheet date is as follows:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| 0 – 30 days | 29,264 | 70,671 |
| 31 – 60 days | 16,914 | 17,887 |
| 61 – 90 days | 19,641 | 5,500 |
| Over 90 days | 54,504 | 7,526 |
| | 120,323 | 101,584 |

The average credit period on purchases of goods is 90 days.

## 28. BORROWINGS

| | 2009<br>*HK$'000* | 2008<br>*HK$'000* |
|---|---|---|
| Borrowings comprise the followings: | | |
| Trust receipts and import loans | 89,547 | 141,883 |
| Short term loans | 166,521 | 181,989 |
| Loans related to bills discounted with recourse | 3,310 | 80,426 |
| Bank loan | 38,390 | 48,778 |
| Debt factoring loans | 28,323 | 11,974 |
| | 326,091 | 465,050 |
| Analysed as: | | |
| Secured | 32,879 | 161,588 |
| Unsecured | 293,212 | 303,462 |
| | 326,091 | 465,050 |

The borrowings are repayable as follows:

| | 2009<br>*HK$'000* | 2008<br>*HK$'000* |
|---|---|---|
| On demand or within one year | 302,309 | 430,160 |
| More than one year but not exceeding two years | 11,110 | 11,110 |
| More than two years but not more than five years | 12,672 | 23,780 |
| | 326,091 | 465,050 |
| Less: Amounts due within one year shown under current liabilities | (302,309) | (430,160) |
| | 23,782 | 34,890 |

The Group's borrowings are floating-rate borrowings which are interest bearing at a range from 0.7% to 4.4% (2008: 3.0% to 6.2%) per annum. Interest is repriced every month.

## 29. BANK OVERDRAFTS

At 31 March 2008, the Group's bank overdrafts bore interest at floating-rate. The interest was charged at an average interest rate of 6.1% (2009: nil) per annum. Interest was repriced every month.

## 30. DEFERRED TAXATION

The followings are the major deferred tax liabilities and assets recognised and movements thereon during the current and prior years:

| | Accelerated tax depreciation | Revaluation of investment properties | Tax losses | Others | Total |
|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| At 1 April 2007 | (8,372) | (3,203) | 4,981 | 274 | (6,320) |
| Credit (charge) to income for the year | 2,050 | (2,734) | 2,046 | 7,329 | 8,691 |
| At 31 March 2008 | (6,322) | (5,937) | 7,027 | 7,603 | 2,371 |
| Effect of change in tax rate | 364 | 141 | (313) | (16) | 176 |
| (Charge) credit to income for the year | (1,661) | 2,250 | (1,563) | (1,476) | (2,450) |
| At 31 March 2009 | (7,619) | (3,546) | 5,151 | 6,111 | 97 |

*Note:* Others mainly represent temporary difference arising from unrealised profits on inventories.

For the purposes of the balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Deferred tax assets | 5,918 | 7,542 |
| Deferred tax liabilities | (5,821) | (5,171) |
| | 97 | 2,371 |

The Group has not recognised deferred tax asset in respect of tax losses of HK$228,797,000 (2008: HK$132,592,000) due to the unpredictability of future profit streams. Included in the unrecognised tax losses are losses of HK$184,072,000 (2008: HK$172,393,000) that will expire in the years of 2010 to 2023 (2008: 2009 to 2019), other tax losses may be carried forward indefinitely.

Deferred taxation has not been provided for in the consolidated financial statements in respect of the temporary differences attributable to the undistributed retained profits earned by the subsidiaries in People's Republic of China ("PRC") amounting to approximately HK$2,828,000 (2008: HK$314,000) starting from 1 January 2008 under the New Law of PRC that requires withholding tax upon the distribution of such profits to the shareholders as the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

## 31. SHARE CAPITAL

| | *Number of shares* | *HK$'000* |
|---|---|---|
| Ordinary shares of HK$0.40 each | | |
| Authorised: | | |
| At 1 April 2007, 31 March 2008 and 31 March 2009 | 1,250,000,000 | 500,000 |
| Issued and fully paid: | | |
| At 1 April 2007 | 787,607,614 | 315,043 |
| Issue of shares upon exercise of share options | 3,160,000 | 1,264 |
| Issue of shares as scrip dividends | 4,776,214 | 1,910 |
| Repurchase of shares | (5,165,000) | (2,066) |
| At 31 March 2008 | 790,378,828 | 316,151 |
| Repurchase of shares | (5,290,000) | (2,116) |
| At 31 March 2009 | 785,088,828 | 314,035 |

Details of the changes in the share capital of the Company are as follows:

(a) In April 2007, 500,000 shares of HK$0.40 each were issued at HK$0.814 per share as a result of the exercise of certain share options of the Company by their holders.

(b) In May 2007, 2,660,000 shares of HK$0.40 each were issued at a range of HK$0.814 to HK$1.72 per share as a result of the exercise of certain share options of the Company by their holders.

(c) In October 2007, 4,776,214 shares of HK$0.40 each were issued at HK$1.836 per share as scrip dividend.

(d) The Company repurchased its own shares on the Stock Exchange during the year ended 31 March 2008 as follows:

| **Month** | **Number of shares** | **Price per share** | | **Aggregate consideration** |
|---|---|---|---|---|
| | | **Lowest** | **Highest** | |
| | | *HK$* | *HK$* | *HK$'000* |
| October 2007 | 2,222,500 | 1.42 | 1.54 | 3,371 |
| November 2007 | 2,942,500 | 1.43 | 1.52 | 4,333 |
| | 5,165,000 | | | 7,704 |

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was charged against accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

(e) The Company repurchased its own shares on the Stock Exchange during the year ended 31 March 2009 as follows:

| Month | Number of shares | Price per share Lowest | Price per share Highest | Aggregate consideration |
|---|---|---|---|---|
| | | *HK$* | *HK$* | *HK$'000* |
| September 2008 | 2,245,000 | 0.310 | 0.330 | 709 |
| October 2008 | 3,045,000 | 0.100 | 0.275 | 495 |
| | 5,290,000 | | | 1,204 |

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The discount on repurchase was charged against accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

All shares issued rank pari passu with the then existing shares in all respects.

## 32. SHARE OPTION SCHEMES

**Share option schemes of the Company**

The Company has a share option scheme which was approved and adopted at the special general meeting of the Company held on 12 September 2002 (the "Old Scheme") for a period of 5 years. The primary purpose was to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the Old Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultants and shareholders of any member of the Group.

The maximum number of share options which might be issued upon exercise of all options to be granted under the Old Scheme of the Company must not, in aggregate, exceed 10% while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the options granted to each participant in any 12 months period up to the date of the grant should not exceed 1% of the shares in issue.

The period within which the shares should be taken up under an option was any period as determined by the Board, which should not be more than 5 years from the date on which the option was granted. The option might be exercised by the grantee at any time during the option period. Each share option vested immediately at the date of grant.

The subscription price of the share options was determined by the Board, but would be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of the shares of the 5 trading day immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

The offer of a grant of share options might be accepted within 21 days from the date of offer. The consideration for the grant was HK$1 and it would in no circumstance be refundable.

The Old Scheme expired on 11 September 2007 and thereafter, no more option could be granted pursuant to the Old Scheme. In respect of the options already granted under the Old Scheme, the provisions shall remain in force. The movements of the share options granted pursuant to the Old Scheme were as follows:

| Date of grant | Exercise price *HK$* | Number of share options Outstanding at beginning of the year | Lapsed during the year | Outstanding at end of the year |
|---|---|---|---|---|
| For the year ended 31 March 2009 | | | | |
| 10 October 2003 | 0.86 | 3,000,000 | (3,000,000) | – |
| 2 November 2004 | 0.814 | 500,000 | – | 500,000 |
| 5 January 2006 | 0.89 | 12,000,000 | – | 12,000,000 |
| 13 November 2006 | 1.45 | 2,000,000 | – | 2,000,000 |
| 4 January 2007 | 1.66 | 220,000 | – | 220,000 |
| 1 February 2007 | 1.72 | 40,000 | – | 40,000 |
| 7 March 2007 | 1.93 | 3,000,000 | – | 3,000,000 |
| | | 20,760,000 | (3,000,000) | 17,760,000 |
| Exercisable at the end of the year | | | | 17,760,000 |
| Weighted average exercise price (HK$) | | 1.10 | 0.86 | 1.07 |
| For the year ended 31 March 2008 | | | | |
| 10 October 2003 | 0.86 | 3,000,000 | – | 3,000,000 |
| 2 November 2004 | 0.814 | 2,500,000 | (2,000,000) | 500,000 |
| 5 January 2006 | 0.89 | 12,000,000 | – | 12,000,000 |
| 16 August 2006 | 1.15 | 500,000 | (500,000) | – |
| 13 November 2006 | 1.45 | 2,000,000 | – | 2,000,000 |
| 4 January 2007 | 1.66 | 820,000 | (600,000) | 220,000 |
| 1 February 2007 | 1.72 | 100,000 | (60,000) | 40,000 |
| 7 March 2007 | 1.93 | 3,000,000 | – | 3,000,000 |
| | | 23,920,000 | (3,160,000) | 20,760,000 |
| Exercisable at the end of the year | | | | 20,760,000 |
| Weighted average exercise price (HK$) | | 1.09 | 1.05 | 1.10 |

The above share options were granted for an exercise period of five years from the date of grant of the share options.

The weighted average share price at the date of exercise for share options exercised during the year ended 31 March 2008 was HK$2.46.

No share options have been granted to the directors of the Company pursuant to the Old Scheme.

A new share option scheme (the "New Scheme") was approved and adopted at the special general meeting of the Company held on 15 January 2008 for a period of 10 years. The primary purpose is to recognise the contribution of participants and to recruit and retain high calibre employees and attract human resources that are valuable to the Group. Eligible participants of the New Scheme included any full time employees (including directors, whether executive or non-executive and whether independent or not), suppliers, consultants, agents and advisors of the Group.

The maximum number of share options which may be issued upon exercise of all options to be granted under the New Scheme must not, in aggregate, exceed 10% of the shares in issue at the adoption of the New Scheme on 15 January 2008 while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the option granted to each participant in any 12 months period up to the date of the grant shall not exceed 1% of the shares in issue unless certain conditions are fulfilled.

The period within which the shares must be taken up under an option is any period as determined by the Board, which shall not be more than 10 years from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period.

The subscription price of the share options is determined by the Board, but will be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of shares on the 5 trading days immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

The offer of a grant of share options may be accepted within 28 days from the date of offer. The consideration for the grant is HK$1 and it will in no circumstance be refundable.

The movements of the options granted pursuant to the New Scheme were as follows:

| | | Number of share options | | |
|---|---|---|---|---|
| **Date of grant** | **Exercise price** *HK$* | **Outstanding at beginning of the year** | **Granted during the year** | **Outstanding at end of the year** |
| For the year ended 31 March 2009 | | | | |
| 23 January 2008 | 1.042 | 150,000 | – | 150,000 |
| 28 January 2008 | 0.96 | 346,000 | – | 346,000 |
| 15 October 2008 | 0.40 | – | 500,000 | 500,000 |
| | | 496,000 | 500,000 | 996,000 |
| Exercisable at the end of the year | | | | 996,000 |
| Weighted average exercise price (HK$) | | 0.98 | 0.40 | 0.69 |

| Date of grant | Exercise price *HK$* | Number of share options granted during the year and outstanding as at 31.3.2008 |
|---|---|---|
| For the year ended 31 March 2008 | | |
| 23 January 2008 | 1.042 | 150,000 |
| 28 January 2008 | 0.96 | 346,000 |
| | | 496,000 |
| Exercisable at the end of the year | | 496,000 |
| Weighted average exercise price (HK$) | | 0.98 |

The above share options were granted for an exercise period of ten years from the date of grant of the share options.

No share options have been granted to the directors of the Company pursuant to the New Scheme.

Total consideration received during the year from employees for taking up the options granted amounted to HK$1 (2008: HK$2).

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black-Scholes pricing model.

| Grant dates | **23.1.2008** | **28.1.2008** | **15.10.2008** |
|---|---|---|---|
| Fair value of share options and assumptions: | | | |
| Fair value at measurement dates (HK$) | 0.224 | 0.263 | 0.220 |
| Share price (HK$) | 0.880 | 0.960 | 0.400 |
| Exercise price (HK$) | 1.042 | 0.960 | 0.400 |
| Expected volatility | 53.95% | 49.32% | 47.68% |
| Expected option life (years) | 3 | 3 | 1 |
| Expected dividend yield | 4.35% | 4.38% | 6.34% |
| Risk-free interest rate | 2.56% | 2.56% | 1.14% |

Expected volatility was determined by using the historical volatility of the Company's share price over the previous one year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioural considerations. Changes in the subjective input assumptions could materially affect the fair value estimate.

The Group recognised total expense of HK$3,000 (2008: HK$125,000) for the year in relation to share options granted by the Company.

Share option scheme of The Singing Machine Company, Inc. ("SMC"), a 52.4% (2008: 54.07%) owned subsidiary of the Company.

SMC's share option scheme was approved by SMC's shareholders at the special meeting held on 6 September 2001 (the "SMC Scheme"). The SMC Scheme was developed to provide a means whereby the directors and selected employees, officers, consultants, and advisors of SMC may be granted incentive or non-qualified stock options to purchase common stock of SMC. The SMC Scheme authorises an aggregate of 1,950,000 shares of SMC's common stock and a maximum of 450,000 shares to any one individual in any one fiscal year.

The maximum number of shares issued and to be issued upon exercise of the options granted to each participant in any 12 months period up to the date of the grant will be 300,000 shares.

The period within which the shares must be taken up under an option is any period as determined by the Board of SMC, which will not be more than 10 years (or 5 years in the case of a holder with 10% or more of the common stock) from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period. Each option vested in one year from the date of grant.

The subscription price of the share options is determined by the Stock Option Committee, which consists of two or more directors chosen by the Board of SMC. The subscription price of the share options will be no less than the closing price of SMC's shares on the offer date (or, if granted to a holder of 10% or more of the common stock, the subscription price will be no less than 110% of the closing price of SMC's shares on the offer date).

The movements of the share options granted pursuant to the SMC Scheme were as follows:

| | | Number of share options | | | |
|---|---|---|---|---|---|
| **Date of grant** | **Exercise price** | **Outstanding at beginning of the year** | **Granted during the year** | **Forfeited during the year** | **Outstanding at end of the year** |
| | *US$* | | | | |
| For the year ended 31 March 2009 | | | | | |
| 5 September 2000 | 2.04 | 36,150 | – | (30,600) | 5,550 |
| 11 September 2002 | 11.09 | 30,000 | – | (30,000) | – |
| 31 December 2002 | 9.00 | 89,140 | – | (70,140) | 19,000 |
| 7 March 2003 | 5.60 | 30,000 | – | (30,000) | – |
| 18 April 2003 | 7.20 | 10,000 | – | (10,000) | – |
| 19 December 2003 | 1.97 | 35,540 | – | (21,860) | 13,680 |
| 6 February 2004 | 1.54 | 6,500 | – | – | 6,500 |
| 26 February 2004 | 1.36 | 40,000 | – | (20,000) | 20,000 |
| 29 March 2004 | 1.20 | 20,000 | – | – | 20,000 |
| 26 April 2004 | 1.05 | 12,000 | – | (12,000) | – |
| 29 November 2004 | 0.75 | 60,000 | – | (20,000) | 40,000 |
| 1 December 2004 | 0.77 | 20,000 | – | – | 20,000 |
| 9 May 2005 | 0.60 | 182,000 | – | (70,000) | 112,000 |
| 6 June 2005 | 0.76 | 30,000 | – | – | 30,000 |
| 20 January 2006 | 0.34 | 30,000 | – | (30,000) | – |
| 31 March 2006 | 0.32 | 80,000 | – | (20,000) | 60,000 |
| 10 April 2006 | 0.33 | 336,485 | – | (150,000) | 186,485 |
| 31 March 2007 | 0.93 | 80,000 | – | (20,000) | 60,000 |
| 31 March 2008 | 0.45 | 120,000 | – | – | 120,000 |
| 3 October 2008 | 0.14 | – | 300,000 | – | 300,000 |
| 31 March 2009 | 0.11 | – | 120,000 | – | 120,000 |
| | | 1,247,815 | 420,000 | (534,600) | 1,133,215 |
| Exercisable at the end at the year | | | | | 713,215 |
| Weighted average exercise price (US$) | | 1.67 | 0.13 | 2.79 | 0.58 |

| Date of grant | Exercise price | Number of share options Outstanding at beginning of the year | Granted during the year | Exercised during the year | Forfeited during the year | Outstanding at end of the year |
|---|---|---|---|---|---|---|
| | *US$* | | | | | |
| For the year ended 31 March 2008 | | | | | | |
| 5 September 2000 | 2.04 | 43,650 | – | – | (7,500) | 36,150 |
| 11 September 2002 | 11.09 | 30,000 | – | – | – | 30,000 |
| 31 December 2002 | 9.00 | 90,140 | – | – | (1,000) | 89,140 |
| 7 March 2003 | 5.60 | 30,000 | – | – | – | 30,000 |
| 18 April 2003 | 7.20 | 10,000 | – | – | – | 10,000 |
| 19 December 2003 | 1.97 | 39,600 | – | – | (4,060) | 35,540 |
| 6 February 2004 | 1.54 | 6,500 | – | – | – | 6,500 |
| 26 February 2004 | 1.36 | 40,000 | – | – | – | 40,000 |
| 29 March 2004 | 1.20 | 20,000 | – | – | – | 20,000 |
| 26 April 2004 | 1.05 | 12,000 | – | – | – | 12,000 |
| 29 November 2004 | 0.75 | 60,000 | – | – | – | 60,000 |
| 1 December 2004 | 0.77 | 40,000 | – | – | (20,000) | 20,000 |
| 9 May 2005 | 0.60 | 207,000 | – | – | (25,000) | 182,000 |
| 6 June 2005 | 0.76 | 30,000 | – | – | – | 30,000 |
| 20 January 2006 | 0.34 | 30,000 | – | – | – | 30,000 |
| 1 February 2006 | 0.32 | 30,000 | – | (30,000) | – | – |
| 31 March 2006 | 0.32 | 80,000 | – | – | – | 80,000 |
| 10 April 2006 | 0.33 | 484,000 | – | (117,515) | (30,000) | 336,485 |
| 31 March 2007 | 0.93 | 100,000 | – | – | (20,000) | 80,000 |
| 31 March 2008 | 0.45 | – | 120,000 | – | – | 120,000 |
| | | 1,382,890 | 120,000 | (147,515) | (107,560) | 1,247,815 |
| Exercisable at the end at the year | | | | | | 1,127,815 |
| Weighted average exercise price (US$) | | 1.57 | 0.45 | 0.33 | 0.85 | 1.67 |

The above options were granted for an exercise period of ten years from the date on which the options are vested.

The weighted average share price at the date of exercise for share options exercised during the year ended 31 March 2008 was US$0.24.

No share options have been granted to the directors of the Company pursuant to the SMC Scheme.

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black-Scholes pricing model.

Fair value of share options and assumptions:

| **Grant date** | **31.3.2008** | **3.10.2008** | **31.3.2009** |
|---|---|---|---|
| Fair value at measurement date (US$) | 0.12 | 0.04 | 0.03 |
| Share price (US$) | 0.45 | 0.14 | 0.11 |
| Exercise price (US$) | 0.45 | 0.14 | 0.11 |
| Expected volatility | 67.41% | 70.22% | 80.07% |
| Expected option life (year) | 3 | 1 | 1 |
| Expected dividend yield | 0% | 0% | 0% |
| Risk-free interest rate | 3.3% | 1.4% | 0.6% |

Expected volatility was determined by using the historical volatility of the Company's share price over the previous one year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioural considerations. Changes in the subjective input assumptions could materially affect the fair value estimate.

The Group recognised total expense of HK$139,000 (2008: HK$187,000) for the year in relation to share options granted by SMC.

## 33. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The capital structure of the Group consists of net debt, which includes the borrowings disclosed in note 28 net of cash and cash equivalents and equity attributable to shareholders of the Company, comprising issued share capital, reserves and accumulated profits.

The directors of the Company review the capital structure regularly. As part of this review, the directors consider the cost of capital and the risks associated with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

## 34. FINANCIAL INSTRUMENTS

### Categories of financial instruments

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Financial assets | | |
| Available-for-sale investments | 24,048 | 24,052 |
| Investments held for trading | 6,955 | 20,381 |
| Derivative financial instruments | – | 120 |
| Financial assets designated at fair value through profit or loss | 798 | 8,149 |
| Loans and receivables (including cash and cash equivalents) | 247,607 | 316,001 |
| Financial liabilities | | |
| Derivative financial instruments | 50 | 518 |
| Other financial liabilities at amortised cost | 457,477 | 624,931 |

### Financial risk management objectives and policies

The Group's major financial instruments include debtors and deposits, amounts due from/to associates, available-for-sale investments, investments held for trading, derivative financial instruments, financial assets designated at fair value through profit or loss, bank balances and cash, creditors, bank overdrafts and borrowings. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Group's overall strategy remains unchanged from prior year.

### Currency risk

Several subsidiaries of the Company have foreign currency denominated monetary assets and liabilities, which expose the Group to foreign currency risk.

The carrying amounts of the group entities' foreign currency denominated monetary assets and monetary liabilities (mainly represented by intra-group current accounts, trade receivables, bank balances, trade payables and borrowings) at the reporting date are as follows:

| | 2009 | | 2008 | |
|---|---|---|---|---|
| | **Assets** | **Liabilities** | **Assets** | **Liabilities** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Canadian dollars | 5,939 | 549 | 47,643 | 434 |
| Euro | 94 | – | 94 | 19,370 |
| Hong Kong dollars | 221,791 | 428,149 | 209,676 | 382,722 |
| Japanese dollars | 1,523 | 1,247 | 4,172 | 2,876 |
| Macao pataca | 17 | – | 53 | – |
| Renminbi | 169 | – | 153 | 3,712 |
| Singapore dollars | 206 | – | 2,670 | 935 |
| United States dollars | 285,276 | 89,756 | 145,195 | 102,881 |
| Swiss Franc | 122 | – | – | – |

The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

**Sensitivity analysis**

The group entities are mainly exposed to foreign currency risk from Canadian dollars, Hong Kong dollars and United States dollars. Under the pegged exchange rate system, the financial impact on exchange difference between Hong Kong dollars and United States dollars will be immaterial and therefore no sensitivity analysis has been prepared.

The following table details the group entities' sensitivity to a 5% increase and decrease in Canadian dollars and Hong Kong dollars against each group entity's functional currency (including Hong Kong dollars and Renminbi). 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates. A positive number below indicates a decrease in loss or an increase in profit where Canadian dollars and Hong Kong dollars strengthen 5% against each group entity's functional currency. For a 5% weakening of Canadian dollars and Hong Kong dollars against each group entity's functional currency, there would be an equal and opposite impact on the loss or profit.

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Canadian dollars | 270 | 2,360 |
| Hong Kong dollars | (10,318) | (8,652) |

In the management's opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

**Cash flow interest rate risk**

The Group has cash flow interest rate risk on floating-rate borrowings and bank overdrafts. The Group currently does not have any policy on cash flow hedges of interest rate risk. However, the management monitors interest rate exposure and will consider hedging significant interest rate risk should the need arise.

The interest expenses on the Group's floating-rate borrowings are mainly linked with Hong Kong Interbank Offered Rate.

**Sensitivity analysis**

The sensitivity analysis below has been determined based on the exposure to interest rates for floating-rate borrowings and bank overdrafts at the balance sheet date (notes 28 and 29). The analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents the management's assessment of the reasonably possible change in interest rates.

If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Group's loss for the year ended 31 March 2009 would increase/decrease by HK$1,390,000 (2008: profit would decrease/increase by HK$2,018,000). This is mainly attributable to the Group's exposure to interest rates on its floating-rate borrowings and bank overdrafts.

In the management's opinion, the sensitivity analysis is unrepresentative of the inherent interest rate risk as the year end exposure does not reflect the exposure during the year.

**Price risk**

The Group's derivative financial instruments, financial assets designated at fair value through profit or loss, held-for-trading investments and certain available-for-sale investments are measured at fair value at each balance sheet date. Therefore, the Group is exposed to price risk. The management manages this exposure by maintaining a portfolio of investments with different risk profiles. The price risk exposure of listed shares included in available-for-sale investments to price risk is insignificant, accordingly no sensitivity analysis is presented.

**Sensitivity analysis**

The sensitivity analysis below has been determined based on the exposure to price risk at the reporting date.

If the prices of the respective financial instruments had been 5% higher/lower, loss for the year ended 31 March 2009 would decrease/increase by HK$385,000 (2008: profit would increase/decrease by HK$1,401,000) as a result of the changes in fair value of derivative financial instruments, financial assets designated at fair value through profit or loss and held-for-trading investments.

In the management's opinion, the sensitivity analysis is unrepresentative of the inherent price risk as the year end exposure does not reflect the exposure during the year.

**Credit risk**

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations as at 31 March 2009 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

In order to minimise the credit risk, the management has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group's concentration of credit risk by geographical locations is mainly in North America. The trade debtors located in North America accounted for 47% (2008: 70%) of the Group's total trade debtors as at 31 March 2009. The Group also has concentration of credit risk by customers as 32.98% (2008: 7.91%) and 44.52% (2008: 44.57%) of the total trade debtors was due from the Group's largest customer and the five largest customers respectively. In the opinion of the directors, all five largest customers are international customers with good creditability.

**Liquidity risk**

In the management of the liquidity risk, the Group monitors and maintains sufficient reserve of cash and adequate committed line of funding from major financial institutions to meet its liquidity requirement in the short and long term. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings. The management monitors the utilisation of borrowings and ensures compliance with loan covenants.

The following table details the Group's remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

For derivative instruments settle on a net basis, undiscounted net cash outflows are presented. If they require gross settlement, the undiscounted gross outflows on these derivatives are shown in the table.

*Liquidity and interest risk tables*

| | Effective interest rate | Repayable on demand | Less than 1 month | 1-3 months | 3 months to 1 year | Over 1 year | Total undiscounted cash flows | Carrying amounts |
|---|---|---|---|---|---|---|---|---|
| | % | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| **2009** | | | | | | | | |
| **Non-derivative financial liabilities** | | | | | | | | |
| Trade and other creditors | - | 32,575 | 23,477 | 33,749 | 38,776 | - | 128,577 | 128,577 |
| Amount due to an associate | - | 2,809 | - | - | - | - | 2,809 | 2,809 |
| Borrowings | 2.0 | - | 87,771 | 148,589 | 65,360 | 29,225 | 330,945 | 326,091 |
| | | 35,384 | 111,248 | 182,338 | 104,136 | 29,225 | 462,331 | 457,477 |
| **Derivatives** | | | | | | | | |
| **- net settlement** | | | | | | | | |
| Options | | 50 | - | - | - | - | 50 | 50 |
| **2008** | | | | | | | | |
| **Non-derivative financial liabilities** | | | | | | | | |
| Trade and other creditors | - | 41,506 | 65,156 | 23,325 | 18,914 | - | 148,901 | 148,901 |
| Amount due to an associate | - | 2,809 | - | - | - | - | 2,809 | 2,809 |
| Borrowings | 3.5 | 20,114 | 146,096 | 297,572 | 35,692 | 39,050 | 538,524 | 465,050 |
| Bank overdrafts | 6.1 | 8,320 | - | - | - | - | 8,320 | 8,171 |
| | | 72,749 | 211,252 | 320,897 | 54,606 | 39,050 | 698,554 | 624,931 |
| **Derivatives** | | | | | | | | |
| **- net settlement** | | | | | | | | |
| Options | - | 518 | - | - | - | - | 518 | 518 |

**Fair value**

The fair values of financial assets and financial liabilities are determined as follows:

- the fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices;
- the fair values of other financial assets and financial liabilities (excluding derivative instruments and financial assets designated at fair value through profit or loss) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis; and
- the fair values of derivative instruments and financial assets designated at fair value through profit or loss are determined by securities brokers using valuation models based on inputs such as share price, volatility, dividend yield of the underlying equity securities.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate to their fair values.

## 35. DEEMED PARTIAL DISPOSAL OF A SUBSIDIARY

During the year, SMC issued an aggregate of 2,300,556 shares (2008: 4,297,619 shares) to certain independent third parties, accordingly, the shareholding held by the Group was diluted and resulted in a loss on deemed partial disposal amounting to HK$150,000 (2008: gain of HK$279,000), net of attributable goodwill of HK$505,000 (2008: HK$6,000). The loss/gain on deemed partial disposal was calculated as the difference between the Group's share of net assets in SMC, prior to and after each additional issue of shares by SMC.

## 36. COMMITMENTS

| | **2009** | **2008** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the consolidated financial statements | 3,229 | 4,067 |

## 37. OPERATING LEASE COMMITMENTS

**As lessee**

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises as follows:

| | **2009** | **2008** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Within one year | 6,204 | 6,288 |
| In the second to fifth years inclusive | 12,038 | 23,414 |
| Over five years | – | 871 |
| | 18,242 | 30,573 |

Operating lease payments represent rentals payable by the Group for its office and factory premises. During the year, a lease of a term of nine years was terminated. Leases are negotiated for terms ranging from one to five years (2008: one to nine years) and rentals are fixed over the lease terms.

**As lessor**

At the balance sheet date, the Group had contracted with tenants for future minimum lease payments under non-cancellable operating leases which fall due as follows:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Within one year | 4,060 | 7,891 |
| In the second to fifth years inclusive | 127 | 2,608 |
| | 4,187 | 10,499 |

These properties have committed tenants for terms ranging from one to two years.

## 38. PLEDGE OF ASSETS

At the balance sheet date, the Group pledged certain assets with the following carrying values to secure the general credit facilities granted to the Group and the margin accounts with securities brokers:

| | 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Bills discounted with recourse and factored debtor balances | 38,953 | 97,649 |
| Investments held for trading | 3,204 | 9,726 |
| Financial assets designated at fair value through profit or loss | 798 | 6,795 |
| Deposits with securities brokers as included in debtors, deposits and prepayments | 3,034 | 19,657 |

## 39. RETIREMENT BENEFITS SCHEME

The Group participates in the MPF Scheme implemented by the Hong Kong Government for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in funds under the control of trustee. The Group contributes 5% of relevant payroll costs with a cap of monthly contribution HK$1,000 to the MPF Scheme for employees except for executive directors of the Company, which there is no cap on monthly contribution.

The employees employed in the PRC subsidiaries are members of the state-managed retirement benefits schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefits schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefits schemes is to make the required contributions under the schemes.

## 40. RELATED PARTY TRANSACTIONS

(a) Mr. Lau Sak Hong, Philip, a substantial shareholder of the Company, has provided a personal guarantee to indemnify the Group for any impairment of an unlisted available-for-sale investment to the extent of HK$15 million (2008: HK$15 million).

(b) On 25 September 2008, Starlight Industrial Holdings Limited, a wholly owned subsidiary of the Company, effected the acquisition of the remaining 20% equity interest in Success Base Industries Limited ("Success Base"), a non-wholly owned subsidiary of the Company, from Success Base's other shareholders (including one shareholder being entitled to exercise or control 15% of the voting power of Success Base) for a consideration of HK$1,600,000. Upon completion of the acquisition, Success Base became a wholly owned subsidiary of the Company.

(c) The Group maintained current accounts with associates. Their balances as at 31 March 2009 are set out in the consolidated balance sheet with the terms disclosed in note 24.

(d) During the year, the Group paid salaries and other short term employee benefits, including share-based payments, of HK$1,778,000 (2008: HK$1,376,000) to certain close family members of Mr. Lau Sak Hong, Philip, a director of the Company, as employees of the Group.

(e) Compensation of key management personnel

Details of the remuneration of key management personnel, who are the executive directors, during the year were set out in note 9.

## 41. POST BALANCE SHEET EVENT

On 10 June 2009, the Group entered into an agreement with Economic Development Area Xinhui District Jiangmen City Guangdong Administrative Committee to dispose of a parcel of land in the Jiangmen City, which is shown in the consolidated balance sheet as at 31 March 2009 as prepaid lease payments of HK$61,046,000 and construction in progress of HK$419,000 for a consideration of approximately RMB59,388,000 (equivalent to HK$67,702,000). The disposal has not been completed up to date of approval of these financial statements.

## 42. PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries are as follows:

| Name of subsidiary | Place of incorporation or registration/ operations | Nominal value of issued ordinary share capital/ registered capital | Attributable equity interest to the Group 2009 | 2008 | Principal activities |
|---|---|---|---|---|---|
| ACME Delight Limited | Hong Kong | HK$2 | 100% | 100% | Investment holding |
| Cosmo Communications Corporation | United States of America/ Canada | US$1,571,000 | 93.8% | 93.8% | Trading in electrical appliances and investment holding |
| Ever Solid Limited | Hong Kong | HK$10,000 | 100% | 100% | Investment holding |
| Hyundai Household Improvement Limited | Hong Kong | HK$2 | 100% | 100% | Trading in electrical appliances |
| Korrigan Industrial Holdings Limited | Hong Kong | HK$25,000,000 | 100% | 100% | Investment holding |
| Master Light Enterprises Limited | Hong Kong | HK$2 | 100% | 100% | Investment holding |
| Merrygain Holding Company Limited | Hong Kong | HK$5,000,000 | 96% | 96% | Property investment |
| Newstar.com Limited | British Virgin Islands | US$1 | 100% | 100% | Investment holding |
| Nice States Investment Limited | Hong Kong | HK$2 | 100% | 100% | Property investment |
| Niceday Limited | Hong Kong | HK$2 | 100% | 100% | Investment holding and property development |
| Noble Win Limited | Hong Kong | HK$2 | 100% | 100% | Property investment |
| Ram Light Management Limited | British Virgin Islands | US$1 | 100% | 100% | Investment holding |
| Sheen United Technology Limited | British Virgin Islands | US$1 | 100% | 100% | Investment holding |
| SIH Limited | British Virgin Islands | HK$10,000 | 100% | 100% | Investment holding |
| Skylight Technologies Limited | British Virgin Islands | US$1 | 100% | 100% | Investment holding |
| Star Fair Electronics Company Limited | Hong Kong | HK$15,090,000 | 100% | 100% | Trading in electronic products |

| Name of subsidiary | Place of incorporation or registration/ operations | Nominal value of issued ordinary share capital/ registered capital | Attributable equity interest to the Group 2009 | 2008 | Principal activities |
|---|---|---|---|---|---|
| Star Fair Manufacturing Company Limited | Jersey/PRC | £12 | 100% | 100% | Manufacture and sale of electronic products |
| Star Legend Offshore Limited | British Virgin Islands | US$1 | 100% | 100% | Investment holding |
| Star Legend Technologies Limited | British Virgin Islands | US$1 | 100% | 100% | Investment holding |
| Star Light Electronics Company Limited | Hong Kong | HK$13,000,000 | 100% | 100% | Trading in electronic products |
| Starleaf Development Limited | Hong Kong | HK$2 | 100% | 100% | Investment holding |
| Starlight eTech (Holdings) Limited | British Virgin Islands | US$1 | 100% | 100% | Investment holding |
| Starlight Exports Limited | Hong Kong | HK$2 | 100% | 100% | Trading in electronic products and property investment |
| Starlight Industrial Holdings Limited | Hong Kong | HK$73,920,192 | 100% | 100% | Investment holding |
| Starlight Manufacturers Limited | Jersey/PRC | HK$100,000 | 100% | 100% | Manufacture and sale of electronic products |
| Starlight Marketing Development Limited | Hong Kong | HK$2 | 100% | 100% | Marketing in electronic products |
| Starlight Marketing Limited | Hong Kong | HK$2 | 100% | 100% | Securities trading and trading in electronic products |
| Starlight Marketing Macao Commercial Offshore Limited | Macau | HK$100,000 | 100% | 100% | Trading in electronic products |
| Starlight R&D Limited | Hong Kong | HK$10,000 | 100% | 100% | Material sourcing and trading in electronic products and components |
| Starlight Video Limited | Hong Kong | HK$4 | 100% | 100% | Provision of nominee services for group companies and trading of DVD products |

| Name of subsidiary | Place of incorporation or registration/ operations | Nominal value of issued ordinary share capital/ registered capital | Attributable equity interest to the Group 2009 | 2008 | Principal activities |
|---|---|---|---|---|---|
| Starlite Consumer Electronics (USA) Inc. | Cayman Islands | HK$2 | 100% | 100% | Trading in electronic products |
| Starlite Consumer Electronics (USA) Inc. | United States of America | US$20 | 100% | 100% | Trading in electronic products |
| Starshow Investment Limited | Hong Kong | HK$2 | 100% | 100% | Provision of nominee services for group companies |
| Success Base Industries Limited | Hong Kong | HK$4,000,000 | 100% | 80% | Manufacture and sale of plastic products |
| The Singing Machine Company, Inc. ("SMC")** | United States of America | US$272,862 | 52.4% | 54.07% | Trading in consumer karaoke audio equipment |
| Top Spring Technology Limited | British Virgin Islands | US$1 | 100% | 100% | Investment holding |
| Starfair Manufacturing (Panyu) Company Limited | PRC* | HK$33,300,000 | 100% | 100% | Manufacture and sale of electronic products |
| 番禺富臨花園房地產有限公司 (Fortune Garden Ltd) | PRC* | RMB31,750,000 | 100% | 100% | Property development |
| Panyu Success Base Plastic Company Limited | PRC* | HK$20,000,000 | 100% | 100% | Manufacture and sale of plastic products |
| Panyu Starfair Electronics Manufacturing Company Limited | PRC* | HK$21,500,000 | 100% | 100% | Manufacture and sale of electronic products |

* The subsidiaries are PRC wholly foreign owned enterprises.

** At 31 March 2009, SMC was listed on the NYSE Amex Equatres (formerly known as "American Stock Exchange"). On 23 June 2009, SMC received a written delisting notice from the NYSE Amex LLC and its common stock are quoted on the over-the-counter bulletin board with effective from 7 July 2009.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affect the results of the year or constitute a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Other than SIH Limited and Star Legend Offshore Limited which are held directly by the Company, all other subsidiaries are held indirectly by the Company. None of the subsidiaries had any loan capital outstanding at the end of the year or at any time during the year.

**NOTES TO THE FINANCIAL STATEMENT**
*For the six months ended 30 September 2009*

## 1. BASIS OF PREPARATION

This unaudited condensed consolidated interim financial report for the six months ended 30 September 2009 has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34, "Interim financial reporting".

## 2. CHANGES IN ACCOUNTING POLICIES

The following new/revised and amendments to standards are relevant to the Group and are mandatory for the financial year beginning on or after 1 January 2009:

| | |
|---|---|
| HKAS 1 (Revised) | Presentation of Financial Statements |
| HKAS 23 (Amendment) | Borrowing Costs |
| HKFRS 7 (Amendment) | Improving Disclosures about Financial Instruments |
| HKFRS 8 | Operating Segments |

The adoption of the above amendments to existing standards did not have significant impact to the Group's financial position and has not led to any changes in the Group's accounting policies.

The following new standards, amendments to standards and interpretations are mandatory for the financial year beginning on or after 1 January 2009, but are not currently relevant for the Group:

| | |
|---|---|
| HKAS 32 and HKAS 1 (Amendments) | Puttable Financial Instruments and Obligations Arising on Liquidation |
| HKAS 39 (Amendment) | Financial Instruments: Recognition and Measurement – Embedded Derivatives |
| HKFRS 1 and HKAS 27 (Amendments) | Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate |
| HKFRS 2 (Amendment) | Share-based Payment–Vesting Conditions and Cancellations |
| HK(IFRIC) – Int 9 and HKAS 39 (Amendments) | Reassessment of Embedded Derivatives |
| HK(IFRIC) – Int 13 | Customer Loyalty Programmes |
| HK(IFRIC) – Int 15 | Agreements for the Construction of Real Estate |
| HK(IFRIC) – Int 16 | Hedges of a Net Investment in a Foreign Operation |
| HKAS 39 (Amendment) | Financial Instruments: Recognition and Measurement – Eligible Hedged Item |
| HKFRS 2 (Amendments) | Share-based Payments – Group Cash-settled Share-based Payment Transactions |
| HKFRS 3 (Revised) and HKAS 7 (Revised) | Business Combinations and Consolidated and Separate Financial Statements |
| HK(IFRIC) – Int 17 | Distributions of Non-cash Assets to Owners |
| HK(IFRIC) – Int 18 | Transfers of Assets from Customers |
| Various | HKICPA's improvements to HKFRSs |

## 3. SEGMENT INFORMATION

**Business segments**

HKFRS 8 Operating Segments requires the disclosure of information about the Group's operating segments. The adoption of this standard did not have any effect on the Group's results of operations or financial position. The Group determines that the operating segments are the same as the business segments previously identified and disclosed in accordance with HKAS 14 Segment Reporting.

The Group is currently organised into two operating divisions – design, manufacture and sale of electronic products and securities trading. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

**SIX MONTHS ENDED 30 SEPTEMBER 2009**

| | Design, manufacture and sale of electronic products | Securities trading | Consolidated |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| TURNOVER | 389,549 | – | 389,549 |
| SEGMENT RESULTS | (27,338) | 5,156 | (22,182) |
| Interest income | | | 639 |
| Unallocated income | | | 2,419 |
| Share of profits of associates | | | 461 |
| Finance costs | | | (5,034) |
| Loss before taxation | | | (23,697) |
| Taxation | | | (1,044) |
| Loss for the period | | | (24,741) |

**SIX MONTHS ENDED 30 SEPTEMBER 2008**

| | Design, manufacture and sale of electronic products | Securities trading | Consolidated |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| TURNOVER | 767,424 | – | 767,424 |
| SEGMENT RESULTS | 22,428 | (5,386) | 17,042 |
| Interest income | | | 365 |
| Share of profits of associates | | | 1,175 |
| Finance costs | | | (10,988) |
| Profit before taxation | | | 7,594 |
| Taxation | | | (724) |
| Profit for the period | | | 6,870 |

## 4. OTHER INCOME

| | Six months ended 30 September | |
|---|---|---|
| | 2009 | 2008 |
| | *HK$'000* | *HK$'000* |
| Other income includes: | | |
| Commission | 343 | 1,191 |
| Exchange gain, net | 7,441 | 596 |
| Income from investments | 1,113 | 1,173 |
| Rental income | 2,419 | 2,334 |
| Miscellaneous income | 3,070 | 2,819 |
| | 14,386 | 8,113 |

## 5. NET INCREASE (DECREASE) IN FAIR VALUE OF FINANCIAL INSTRUMENTS

| | Six months ended 30 September | |
|---|---|---|
| | 2009 | 2008 |
| | *HK$'000* | *HK$'000* |
| Increase in fair value of derivative financial instruments | 675 | 417 |
| Increase (decrease) in fair value of financial assets designated at fair value through profit or loss | 374 | (669) |
| Increase (decrease) in fair value of investments held for trading | 4,002 | (5,403) |
| | 5,051 | (5,655) |

## 6. DEPRECIATION AND AMORTISATION

During the period, depreciation and amortisation of approximately HK$24,639,000 (HK$27,267,000 for the six months ended 30 September 2008) was charged to the consolidated financial results in respect of the Group's property, plant and equipment, prepaid lease payments and product development costs.

## 7. TAXATION

| | Six months ended 30 September 2009 HK$'000 | 2008 HK$'000 |
|---|---|---|
| The charge (credit) comprises: | | |
| Hong Kong Profits Tax | – | 1,081 |
| Taxation (recovery) in other jurisdictions | 1,044 | (357) |
| Taxation attributable to the Company and its subsidiaries | 1,044 | 724 |

No provision of Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the period (six months ended 30 September 2008: HK$1,081,000).

Hong Kong Profits Tax is calculated at 16.5% (2008: 16.5%) of the estimated assessable profit for the period.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

## 8. (LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share is computed based on the following data:

| | Six months ended 30 September 2009 | 2008 |
|---|---|---|
| Net (loss) profit for the period attributable to owners of the Company for the purpose of basic and diluted (loss) earnings per share | HK$(17,675,000) | HK$10,359,000 |
| Weighted average number of shares for the purpose of basic (loss) earnings per share | 785,088,828 | 789,241,999 |
| Effect of dilutive potential ordinary shares for the purpose of dilutive (loss) earnings per share – Share option | N/A | 42,410,925 |
| Weighted average number of ordinary shares for the purpose of dilutive (loss) earnings per share | N/A | 831,652,924 |

## 9. INTERIM DIVIDEND

The directors have resolved not to pay an interim dividend for the year ending 31 March 2010 (Year ended 31 March 2009: nil cent per share).

## 10. PROPERTY, PLANT AND EQUIPMENT

| | Six months ended 30 September 2009 | 2008 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Net book value at beginning of year | 272,565 | 298,575 |
| Currency realignment | (149) | (64) |
| Additions | 10,452 | 22,647 |
| Depreciation | (24,406) | (26,401) |
| | 258,462 | 294,757 |

## 11. DEBTORS, DEPOSITS AND PREPAYMENTS

At 30 September 2009, debtors, deposits and prepayments includes trade debtors of HK$228,826,000 (31 March 2009: HK$102,003,000). The Group provides credit periods of up to 90 days, depending on the products sold, to its trade customers. The following is an aged analysis of accounts receivable at the reporting date:

| | 30 September 2009 (Unaudited) | 31 March 2009 (Audited) |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| 0 – 30 days | 183,566 | 67,376 |
| 31 – 60 days | 22,804 | 5,002 |
| 61 – 90 days | 2,139 | 9,338 |
| Over 90 days | 20,317 | 20,287 |
| | 228,826 | 102,003 |

## 12. CREDITORS AND ACCRUED CHARGES

At 30 September 2009, creditors and accrued charges includes trade creditors of HK$188,456,000 (31 March 2009: HK$120,323,000). The aged analysis of trade creditors at the balance sheet date is as follows:

| | 30 September 2009 (Unaudited) | 31 March 2009 (Audited) |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| 0 – 30 days | 140,838 | 29,264 |
| 31 – 60 days | 19,680 | 16,914 |
| 61 – 90 days | 6,771 | 19,641 |
| Over 90 days | 21,167 | 54,504 |
| | 188,456 | 120,323 |

## 13. SHARE CAPITAL

| | Number of shares | Issued and Fully paid Share capital *HK$'000* |
|---|---|---|
| Balance at 1 April 2009 and 30 September 2009 | 785,088,828 | 314,035 |

## 14. CAPITAL COMMITMENTS

| | 30 September 2009 *HK$'000* | 31 March 2009 *HK$'000* |
|---|---|---|
| Contracted for but not provided in the consolidated financial results in respect of: | | |
| – capital expenditure for acquisition of property, plant and equipment | 1,389 | 3,229 |

## 15. CONTINGENT LIABILITIES

There are no significant contingent liabilities as of 30 September 2009 and 31 March 2009.

## 16. RELATED PARTY TRANSACTIONS

There were no significant related party transactions undertaken by the Group at any time during the six months period.

## STATEMENT OF INDEBTEDNESS

### Borrowings

As at the close of business on 30 April 2010, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular (the "Indebtedness Date"), the Group had the following outstanding borrowings:

| | Non-current portion | Current portion | Total |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| Short term bank loans *(note a)* | – | 100,800 | 100,800 |
| Long term bank loans *(note b)* | 14,504 | 11,943 | 26,447 |
| Loans related to bills discounted with recourse *(note c)* | – | 28,003 | 28,003 |
| Trust receipts and import loans *(note d)* | – | 65,098 | 65,098 |
| Debt factoring loans *(note e)* | – | 4,618 | 4,618 |
| | 14,504 | 210,462 | 224,966 |

*Notes*

a) The short term bank loans of approximately HK$100,800,000 are unsecured, bear interest at 1.13% to 3.92% per annum and are repayable within one year.

b) The secured long term bank loans of approximately HK$26,447,000 are unsecured, bear interest at 1.63% per annum, in which, of approximately HK$11,943,000 are repayable within one year and the remaining balance of approximately HK$14,504,000 are repayable between 2 to 5 years.

c) The loans related to bills discounted with recourse of approximately HK$28,003,000, the Group will need to repay the financial institutions if there are credit losses on the receivables before the maturity date, accordingly, the Group continues to recognize the full carrying amount as a borrowing.

d) The trust receipts and import loans of approximately HK$65,098,000 are unsecured, bear interest at 1.5% to 2.6% per annum and are repayable within one year.

e) The debt factoring loans of approximately HK$4,618,000 are unsecured, bear interest at 2% per month and are repayable within one year.

**Contingent liabilities**

*The Company*

The Company had contingent liabilities in respect of corporate guarantees for banking facilities granted to certain subsidiaries in the aggregate amount of HK$1,299,100,000. As at 30 April 2010, such facilities of approximately HK$214,852,000 were utilized by the subsidiaries.

Apart from the above, the Group and the Company did not have any material contingent liabilities as at 30 April 2010.

**Pledge of Assets**

As at 30 April 2010, the Group pledged certain major assets with the following carrying values to secure the general credit facilities granted to the Group and the margin accounts with securities brokers:

| | *HK$'000* |
|---|---|
| Bills discounted with recourse and factored debtor balances | 32,621 |

**Disclaimers**

Save as aforesaid as stated in the sub-section headed "Statement of Indebtedness" in this Appendix I and apart from intra-group liabilities, as at 30 April 2010 the Group had no debt securities issued and outstanding, and authorised or otherwise created but unissued, term loans, distinguishing between guaranteed, unguaranteed, secured and unsecured, and guaranteed, unguaranteed, secured and unsecured bank borrowings including, bank loans and overdrafts or other similar indebtedness, liabilities under acceptances (other than normal trade bills) or acceptance credit, hire purchase or finance lease commitments, guarantees or other material contingent liabilities.

The Directors confirmed that there has not been any material adverse change in the indebtedness and contingent liabilities of the Group since 30 April 2010.

**WORKING CAPITAL**

Taking into account of the proceeds from the Open Offer and the financial resources of the Group, including internally generated funds and credit facilities available to the Group, the Directors, after due and careful consideration, are of the opinion that the Group will have sufficient working capital for its present requirements, that is for at least the next twelve months from the date of this circular.

## BUSINESS REVIEW AND PROSPECTS

### Business Review for the Year Ended 31 March 2009

*Results*

During our fiscal year ended 31 March 2009, the world economy has experienced unprecedented turbulence in the global financial markets, a sharp decline in consumer confidence, and increasingly tightened access to credit markets. Unfortunately, as a Group that operates globally, with manufacturing, sales, and distribution offices throughout the world, we were unable to avoid the challenges that are plaguing the economy. As a result, the Group reported HK$1,281M in sales for fiscal year 2009 as compared to HK$2,199M sales in fiscal 2008 (a reduction of 42%). Due to the sharp and turbulent decline in the economy, we reported a loss of HK$120M. However, despite the economic downturn, we emerged from the year with more cash on hand, less inventory, and reduced overhead expenses as compared to the year before.

*Electronics Division*

Fiscal year 2009 was a tumultuous year for the Group's electronics division. With Europe and the US accounting for 96% of the Group's sales, it was inevitable that the Group's performance suffered as sales in North America dropped 35% and sales in Europe dropped 54% from the previous year.

There were numerous factors which contributed to the financial results for the year. Gross profit margin dropped from 24% in fiscal 2008 to 20% in fiscal 2009. Prior to fiscal 2009, the Group's strategy for the electronics division was to target high-end products and phase out lower-end products with lower margins. Unfortunately due to the economic instability, the Group was forced to reverse its strategy. Weakened retail markets and shaken consumer confidence resulted in more sales of low-priced products with traditionally lower margins. As a consequence, the average unit selling price dropped by 5.4%. Margin dropped as low-end products accounted for a majority of the sales mix.

Discounts offered to our customers during the year also adversely affected gross profit margin. Due to the weakened retail market, sales slumped during the holiday peak season. In order to support the retailers to turn inventory, the Group offered discounts and marketing support money.

The cost of substantial raw materials was also affected during fiscal 2009. One of the Group's major components was the LCD panel, which experienced unpredictable fluctuation throughout the second half of the fiscal year. Although the cost for LCD panels continued to fall throughout the year, the Group was unable to take advantage of the falling prices due to the fact that the Group had to purchase these components in advance in order to produce finished goods by their shipping deadlines. This hurt the Group on two fronts; the Group had to procure supplies at a high price in the pre-season and then in the selling season was forced to issue discounts to stay competitive with the current lowered cost of LCD panels at that time.

The Group's operating cost was also adversely affected by the instability in the world financial markets. During fiscal 2009, the value of the RMB against the HKD appreciated by 6.8%. With extensive manufacturing operations in China, the Group experienced additional expenses due to the declined purchasing power of the HKD in China. This inflation in expenses was exacerbated by the passing of a new labour law in China. As the Group reacted to the reduction in sales and took steps to reduce its workforce, this new labour law forced the Company to make increased severance payments to downsize workforce.

The Group ended the year with HK$402M in inventory, a drop of 26% from the previous year of HK$544M. The reduction in inventory is attributed to rigorous inventory clearing in Q4 of the fiscal year.

*Securities Trading*

The Group recorded a segment result of a loss of HK$12.4 million for the year.

**Business Review for the Six Months Ended 30 September 2009**

Due to the prolonged global economic recession, high unemployment, and weak consumer spending, the Group has yet to reverse its performance during this interim period. The Group recorded sales of HK$390M (2008: HK$767M) and a net loss attributable to the owners of the Company of HK$18M as compared with a net profit attributable to owners of the Company of HK$10M in 2008.

The Group experienced a 49% reduction in turnover, primarily due to slow sales at the beginning of the fiscal year. Slow sales were influenced by the following multiple factors outside of the Group's control. At the beginning of the year, the U.S. retail trend was cautious as retailers reduced forecasts due to excess inventory in stores and uncertain trends with consumer confidence. As a result, retailers delayed placing orders or cancelled orders entirely. In addition, traditional holidays such as Easter, Mother's Day, and Father's Day did not lift retail spending. To cater for the weak economy spending, retailers also focused on ordering affordable, entry-level products. However, two years prior when the economy was strong, the Group switched its strategy from manufacturing entry-level products to high-end products. This shift in retail buying trend did not follow the Group's strategy to focus on high-end product. The Group was also affected by a shortage of workers in the Pearl Delta area when the Christmas holiday season orders began coming in. The loss in sales, although not significant did contribute to a higher unit cost of manufacturing and a lower gross profit margin during this period.

Gross profit margin dropped from 22% to 19%. Workers wages have stabilized but due to a shortage of labor, we had to increase workers overtime to make up for the shortage. Since the closing of thousands of factories in the southern province of China, many workers returned to their home towns hundred of miles away and did not return to wait for employment. Gross profit margin was also negatively affected as the Group took aggressive action in the beginning of the fiscal year to reduce surplus inventory and reduce the cost of storage and financing.

The Group cut its administrative expenses and finance costs by 7% and 54% respectively. Administrative payroll was cut across the board by 10%-25%. Finance charges were substantially reduced compared with 2008 as we maintained a low level of borrowing throughout the current period.

The net loss attributable to the owners of the Company of HK$18M was primarily due to the decline in sales and a moderate drop in gross profit margin. Management had anticipated a better result but attributed the current net loss to factors that were outside management control.

**Prospects**

Management is confident the Group can weather the continued economic recession. In preparation, the Group has implemented plans to lower overhead expenses and is taking a conservative view of a slow economic recovery.

In April of 2009, the Group substantially reduced its workforce and cut overtime predominantly in its China factories. In doing so, Management achieved substantial savings in anticipation of further reduced turnover in the upcoming year.

During fiscal 2009 many factories in China's Pearl Delta area closed. The Group expects a future market with relatively less cut-throat competition, and consequently a better outlook for improved margin. The licensed series of product under brand Hamilton Beach is taking shape, especially in the area of under-the-cabinet ("UTC") line. The Group is also vigorously pursuing the opportunity of licensing other well-known brands to bolster its brand mix. With an established history, large capacity, and technological resources, the Group expects to continue to be a strong player in the consumer electronics market after the recession.

During fiscal 2009 the Group invested HK$42.8M on R&D related activities, which was only slightly off the HK$43.6M of the year before, despite the halved sales under the financial meltdown. It is the policy of the Group to maintain significant level of investment in R&D in order to stay ahead of the competition by maintaining innovation and technological products for our customers.

The Group foresees a better manufacturing environment in China in the years ahead. The RMB which appreciated as much as 6.8% last year and impacted wages, raw materials and all manufacturing overheads in China has remained stable since the close of our fiscal 2009. The Group expects that the Chinese operating environment will improve as the struggling economy may prompt the government to be more sympathetic to the grievances of private employers operating within China.

The Group is hopeful that fiscal year 2010 will be much improved over fiscal 2009. Starting with strong liquidity position in the backdrop of a leaner overhead structure, flexible production ability, sustained R&D investment, improved distribution in North America, and an experienced workforce in China, the Group is positioned to recover and resume profitability after the recovery of the world economy.

While certain economic indicators are showing early signs of recovery around the globe, the prediction of ending the current economic recession has been postponed from 2009 to 2010. Management is cautiously optimistic that our sales will improve in 2010. We have positioned the Group to sustain a prolonged recovery by maintaining a low level of bank borrowing, carefully monitored inventory planning, strengthening our sales presence in the US and UK, and a continued action to reduce our overhead structure.

## A. UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE GROUP

The following is the unaudited pro forma statement of adjusted consolidated net tangible assets of the Group which has been prepared to illustrate the effect of the Capital Reorganisation and the Open Offer of not less than 628,071,062 Offer Shares and not more than 642,675,862 Offer Shares of HK$0.10 each (as adjusted after the Capital Reorganisation becoming effective) at HK$0.12 per Offer Share on the basis of four Offer Shares for every five Adjusted Shares held on the net tangible assets of the Group as if the Capital Reorganisation and the Open Offer had been completed on 30 September 2009. As it is prepared for illustrative purposes only, and because of its nature, it may not give a true picture of the financial position of the Group upon completion of the Capital Reorganisation and the Open Offer.

The unaudited pro forma statement of adjusted consolidated net tangible assets of the Group is prepared based on the unaudited consolidated net tangible assets of the Group attributable to owners of the Company as at 30 September 2009 as extracted from the published unaudited interim report of the Group for the six months ended 30 September 2009 and is adjusted for the effect of the Capital Reorganisation and the Open Offer.

| Adjusted unaudited consolidated net tangible assets of the Group attributable to owners of the Company as at 30 September 2009 | Estimated net proceeds from the Open Offer | Unaudited pro forma adjusted consolidated net tangible assets of the Group attributable to owners of the Company immediately after completion of the Capital Reorganisation and the Open Offer | Unaudited pro forma adjusted consolidated net tangible assets of the Group attributable to owners of the Company per Adjusted Share immediately after completion of the Capital Reorganisation and the Open Offer |
|---|---|---|---|
| *(Note 1)* | *(Note 2)* | | *(Note 3)* |
| *HK$'000* | *HK$'000* | *HK$'000* | *HK$* |
| 624,258 | 72,909 | 697,167 | 0.49 |

*Notes:*

1. The adjusted unaudited consolidated net tangible assets of the Group attributable to owners of the Company as at 30 September 2009 of HK$624,258,000 represents the unaudited consolidated net assets of the Group attributable to owners of the Company of HK$650,886,000, as extracted from the published interim report of the Company for the six months ended 30 September 2009, and deducting product development costs and goodwill with an aggregate amount of HK$26,628,000.

2. The amount of estimated net proceeds from the Open Offer is calculated based on 628,071,062 Offer Shares of HK$0.10 each (as adjusted after the proposed Capital Reorganisation becoming effective) at HK$0.12 per Offer Share (assuming no exercise of the outstanding Share Options before the Record Date and Time), after deducting the estimated underwriting fees and other related expenses of approximately HK$2.46 million to be incurred by the Group.

3. The calculation of the unaudited pro forma adjusted consolidated net tangible assets attributable to owners of the Company per Adjusted Share is based on 1,413,159,890 Adjusted Shares, comprising 785,088,828 Adjusted Shares in issue on the Latest Practicable Date and 628,071,062 Offer Shares (assuming no exercise of the outstanding Share Options before the Record Date and Time). As at the Latest Practicable Date, the Group had 18,256,000 Share Options outstanding. The preparation of the unaudited pro forma statement of adjusted consolidated net tangible assets assumes no exercise of these Share Options.

## B. ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS

*The following is the text of an accountants' report from Deloitte Touche Tohmatsu, the reporting accountants, on the unaudited proforma financial information.*


Deloitte.
德勤

**ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS**

**TO THE DIRECTORS OF STARLIGHT INTERNATIONAL HOLDINGS LIMITED**

We report on the unaudited pro forma statement of adjusted consolidated net tangible assets of Starlight International Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group"), which has been prepared by the directors of the Company for illustrative purposes only, to provide information about how the proposed capital reorganisation and the open offer of not less than 628,071,062 offer shares and not more than 642,675,862 offer shares of HK$0.10 each (as adjusted after the proposed capital reorganisation becoming effective) at HK$0.12 per offer share on the basis of four offer shares for every five adjusted shares held (the "Open Offer") might have affected the consolidated net tangible assets of the Group presented as at 30 September 2009, for inclusion in Appendix II of the circular dated 31 May, 2010 issued by the Company (the "Circular"). The basis of preparation of the unaudited pro forma statement of adjusted consolidated net tangible assets is set out on page 116 of the Circular.

**Respective responsibilities of directors of the Company and reporting accountants**

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma statement of adjusted consolidated net tangible assets in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants.

It is our responsibility to form an opinion, as required by paragraph 29(7) of Chapter 4 of the Listing Rules, on the unaudited pro forma statement of adjusted consolidated net tangible assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma statement of adjusted consolidated net tangible assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

**Basis of opinion**

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma statement of adjusted consolidated net tangible assets with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited pro forma statement of adjusted consolidated net tangible assets has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the unaudited pro forma statement of adjusted consolidated net tangible assets as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

The unaudited pro forma statement of adjusted consolidated net tangible assets is for illustrative purpose only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in future and may not be indicative of the financial position of the Group as at 30 September 2009 or any future date.

**Opinion**

In our opinion:

a) the unaudited pro forma statement of adjusted consolidated net tangible assets has been properly compiled by the directors of the Company on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the unaudited pro forma statement of adjusted consolidated net tangible assets as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

**Deloitte Touche Tohmatsu**
*Certified Public Accountants*
Hong Kong
31 May, 2010

## 1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group.

The Directors jointly and severally accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular, the omission of which would make any statement in this circular misleading.

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular concerning the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular the omission of which would make any statement herein misleading.

## 2. SHARE CAPITAL

Assuming that the outstanding Share Options are not exercised before the Record Date and Time

| | | *HK$* |
|---|---|---|
| Authorised capital: | | |
| 1,250,000,000 | ordinary shares of HK$0.40 each | 500,000,000 |
| Issued and fully paid or credited as fully paid: | | |
| 785,088,828 | ordinary shares of HK$0.40 each as at the Latest Practicable Date | 314,035,531 |
| 785,088,828 | ordinary shares of HK$0.10 each upon the Capital Reorganisation becoming effective | 78,508,882.80 |
| 628,071,062 | Offer Shares to be issued | 62,807,106.20 |
| 1,413,159,890 | | 141,315,989.00 |

Assuming that all the outstanding Share Options are exercised before the Record Date and Time

| | | HK$ |
|---|---|---|
| Authorised capital: | | |
| 1,250,000,000 | ordinary shares of HK$0.40 each | 500,000,000 |
| Issued and fully paid or credited as fully paid: | | |
| 785,088,828 | ordinary shares of HK$0.40 each as at the Latest Practicable Date | 314,035,531 |
| 785,088,828 | ordinary shares of HK$0.10 each upon the Capital Reorganisation becoming effective | 78,508,882.80 |
| 803,344,828 | ordinary shares of HK$0.10 each upon exercise of all outstanding share options | 80,334,482.80 |
| 642,675,862 | Offer Shares to be issued | 64,267,586.20 |
| 2,231,109,518 | | 223,110,951.80 |

No part of the securities of the Company is listed or dealt in, nor is listing or permission to deal in the securities of the Company being or proposed to be sought, on any other stock exchange.

There is no arrangement under which future dividiends are/will be waived or agreed to be waived.

## 3. DISCLOSURE OF INTERESTS

### (a) Directors' and chief executive's interests in the Company

As at the Latest Practicable Date, the interests and short positions of the Directors or chief executives and their associates in the shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which would have to be notified to the Company or any of its associated corporations) and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO or that was required to be recorded pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

| Name | Nature of interest | Number of Shares held | Approximately Percentage of the Company's issued share capital |
|---|---|---|---|
| Mr. Philip Lau *(Note 1 & 4)* | Beneficial Owner | 99,823,029 | 12.71% |
| Mr. Anthony Lau *(Note 2 & 4)* | Beneficial Owner | 38,693,836 | 4.93% |
| Mr. Andy Lau *(Note 3 & 4)* | Beneficial Owner | 37,507,445 | 4.78% |
| KK. Nominees Limited *(Note 5)* | Interest of controlled corporation | 3,165,277 | 0.40% |
| Wincard Management Services Ltd *(Note 6)* | Interest of controlled corporation | 10,100,415 | 1.29% |
| Philip Lau Holding Corporation *(Note 7)* | Held by Trust | 169,069,209 | 21.54% |
| Hon Sheung Tin, Peter | Beneficial Owner | 206,769 | 0.03% |
| Chuck Winston Calptor | Beneficial Owner | 770,000 | 0.10% |

*Note:*

1. Mr. Philip Lau is the chairman and an executive Director.

2. Mr. Anthony Lau is an executive Director and the brother of Mr. Philip Lau and Mr. Andy Lau.

3. Mr. Andy Lau is an executive Director and the brother of Mr. Philip Lau and Mr. Anthony Lau.

4. Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau are regarded as the parties acting in concert under the Takeovers Code and as such, they are deemed to be interested in the Existing Shares and Adjusted Shares held by each of them.

5. K.K. Nominees Limited is wholly and beneficially owned by Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau. Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau are deemed to be interested in the Existing Shares and Adjusted Shares owned by K.K. Nominees Limited.

6. Wincard Management Services Limited is wholly and beneficially owned by Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau. Mr. Philip Lau, Mr. Anthony Lau and Mr. Andy Lau are deemed to be interested in the Existing Shares and Adjusted Shares owned by Wincard Management Services Limited.

7. Philip Lau Holding Corporation is beneficially owned by a discretionary trust of which the discretionary objects include Mr. Philip Lau and his associates. Mr. Philip Lau is deemed to be interested in the Existing Shares and Adjusted Shares owned by Philip Lau Holding Corporation.

8. The Shares are beneficially owned by Timemate Industries Ltd. which is 75% beneficially owned by Underwriter C. Accordingly, Underwriter C is deemed to be interested in the Existing Shares and Adjusted Shares beneficially owned by Timemate Industries Ltd.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors nor the chief executive of the Company had or was deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) (i) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO); or (ii) which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules.

## (b) Substantial shareholders and other persons' interests in Shares and underlying Shares

As at the Latest Practicable Date, according to the register kept by the Company pursuant to section 336 of SFO, and so far as is known to the Directors or chief executive of the Company, the following persons (other than a Director or a chief executive of the Company) had, or was deemed or taken to have, an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly interested in 5% or more of the nominal value of any class of share capital, including options in respect of such capital, carrying voting rights to vote in all circumstances at general meeting of any member of the Group:

*(i) Substantial shareholders of the Company:*

| Name | Nature of interest | Number of Shares held | Approximately Percentage of the Company's issued share capital |
|---|---|---|---|
| Lee Yu Chiang | Beneficial owner | 42,140,878 | 5.37% |

*Note:*

Save as disclosed above and so far as is known to the Directors or chief executive of the Company, there is no person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital, including options in respect of such capital, carrying rights to vote in all circumstances at general meeting of any other member of the Group.

## 4. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

## 5. DIRECTORS' INTEREST IN ASSETS

None of the Directors had any direct or indirect interest in any assets which have been, since 31 March 2010 (being the date to which the latest published audited consolidated financial statements of the Group were made up) and up to the Latest Practicable Date, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

## 6. DIRECTORS' INTEREST IN CONTRACT OR ARRANGEMENT

So far as the Directors are aware of, none of themselves or the substantial Shareholders (as defined in the Listing Rules) of the Company or their respective associates had any interest in a business which competes or may compete with the business of the Group or any other conflicts of interest with the Group.

## 7. COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their respective associates had any interests in businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group, other than those businesses where the Directors were appointed as directors to represent the interests of the Company and/or the Group.

## 8. LITIGATION

As at the Latest Practicable Date, a writ of summons (the "**Writ**") taken by Digital Integrated System Sdn. Bhd. ("**DIS**") from the Hong Kong High Court against Starlight Marketing Limited ("**SML**"), a wholly owned subsidiary of the Company, had been served on the Group. According to the statement of claim enclosed in the Writ, DIS alleged that there were various transactions between DIS and SML during the period from February 2009 to December 2009 but no payment was received by DIS. The aggregate alleged sum as claimed by DIS amounts to approximately US$23,753,947. SML has sought legal advices regarding the Writ and intends to actively and strenuously defend the claims. Given that the litigation process is still at an early stage, the Directors consider that it is not practical to assess the potential impact on the Group at this stage, although there may be material adverse impact on the Group in the event that SML fails to successfully defend the claims. If the claims cannot be established, there will be no impact on the Group.

## 9. EXPERTS AND CONSENTS

The following is the qualification of the experts who have given opinion or advice which is contained in this circular:

| Name | Qualifications |
|---|---|
| VC Capital | a corporation licensed to conduct type 6 (advising on corporate finance) regulated activity under the SFO |
| Deloitte Touche Tohmatsu | Certified Public Accountants |

Each of VC Capital and Deloitte Touche Tohmatsu have given and have not withdrawn their written consent to the issue of this circular with the inclusion herein of their letter or their name in the form and context in which they respective appear.

Each of VC Capital and Deloitte Touche Tohmatsu do not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

Each of VC Capital and Deloitte Touche Tohmatsu do not have any direct or indirect interests in any assets which have been, since 31 March 2010 (being the date to which the latest published audited consolidated accounts of the Group were made up), acquired or disposed of by or leased to, any member of the Group, or which are proposed to be acquired or disposed of by or leased to, any member of the Group.

## 10. MATERIAL CONTRACTS

The following contracts (not being contracts in the ordinary course of business) have been entered into by the Company or any of its subsidiaries within the two years immediately preceding the date of this circular and are or may be material:

1. the Underwriting Agreement.

## 11. EXPENSES

The expenses in connection with the Open Offer, including financial advisory fees, printing, registration, translation, legal and accountancy charges are estimated to amount approximately HK$2.46 million and are payable by the Company.

## 12. PARTIES INVOLVED IN THE OPEN OFFER AND CORPORATE INFORMATION

Directors

| | |
|---|---|
| Mr. Lau Sak Hong, Philip | 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong |
| Mr. Lau Sak Kai, Anthony | 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong |
| Mr. Lau Sak Yuk, Andy | 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong |
| Mr. Hon Sheung Tin, Peter | 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong |
| Mr. Ho Hau Chong, Norman | 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong |
| Mr. Chan Chak Chung | 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong |
| Mr. Winston Calptor Chuck | 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong |
| Registered Office | Canon's Court<br>22 Victoria Street<br>Hamilton HM12<br>Bermuda |
| Head office and principal place of business in Hong Kong | 5th Floor<br>Shing Dao Industrial Building<br>232 Aberdeen Main Road<br>Hong Kong |
| Authorised representatives | Mr. Lau Sak Hong<br>5th Floor, Shing Dao Industrial Building,<br>232 Aberdeen Main Road, Hong Kong<br>Mr. Lau Sak Kai<br>5th Floor, Shing Dao Industrial Building,<br>232 Aberdeen Main Road, Hong Kong |
| Company Secretary | Lo Tai On FCCA |

| | |
|---|---|
| Legal advisor to the Company | As to Hong Kong Law<br>Michael Li & Co<br>14th Floor, Printing House<br>6 Duddell Street<br>Central Hong Kong<br><br>As to Bermuda law:<br>Appleby<br>8th Floor, Bank of America Tower<br>12 Harcourt Road<br>Central, Hong Kong |
| Independent financial adviser to the Independent Board Committee in relation to the Open Offer | VC Capital Limited<br>28/F, The Centrium<br>60 Wyndham Street<br>Central, Hong Kong |
| Auditor and reporting accountants | Deloitte Touche Tohmatsu<br>*Certified Public Accountants*<br>35/F One Pacific Place<br>88 Queensway, Hong Kong |
| Underwriters | Chu Tai On<br><br>Yu Kam Chung, Peter<br><br>Chow Stephen Wing Cheung<br><br>Fan Shi Hoo<br><br>Ng Kam Ching |
| Principal share registrar | Butterfield Fulcrum Group (Bermuda) Limited<br>Rosebank Centre, 11 Bermudiana Road,<br>Pembroke, HM08, Bermuda |
| Hong Kong branch share registrar | Tricor Secretaries Limited<br>26th Floor, Tesbury Centre, 28 Queen's Road<br>East, Wanchai, Hong Kong |
| Principal bankers | The Hongkong and Shanghai Banking<br>Corporation Limited<br>Standard Chartered Bank (Hong Kong) Limited<br>Hang Seng Bank Limited<br>Industrial and Commercial Bank of<br>China (Asia) Limited |

## 13. MISCELLANEOUS

(a) As at the Latest Practicable Date, there was no benefit to be given to any Director as compensation for loss of office or otherwise in connection with the Open Offer.

(b) This circular and the accompanying form of proxy have been prepared in both English and Chinese. In the case of any discrepancies, the English texts shall prevail over their respective Chinese texts.

## 14. ADDITIONAL DISCLOSURE OF INTERESTS

(1) As at the Latest Practicable Date, no person had irrevocably committed themselves to vote for or against the resolutions to be proposed at the SGM to approve the Open Offer.

(2) As at the Latest Practicable Date, save for the undertakings under the Underwriting Agreement, the Board had not received any information from any substantial Shareholders of their intention to take up the securities of the Company to be provisionally allotted or offered to them under the Open Offer.

(3) As at the Latest Practicable Date, there was no contract or arrangement entered into by the Underwriters and parties acting in concert with it in which the Directors were materially interested.

## 15. DIRECTORS AND SENIOR MANAGEMENT

### Executive Directors

**Mr. Philip Lau Sak Hong**, aged 63, was appointed executive director of the Company since 26th September, 1989. He is also the Chairman and Managing Director of the Company. He has been in the Group for 40 years and over 40 years of management experience in the electronics industry. Mr. Lau did not hold any directorship in other listed public companies in the last three years. Mr. Lau is also a director in a number of subsidiaries of the Group of the Company. He is the brother of Mr. Anthony Lau Sak Kai, Mr. Andy Lau Sak Yuk, Ms. Carol Lau Chu Lan, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi who are executive directors and senior management of the Company.

**Mr. Anthony Lau Sak Kai**, aged 60, was appointed director of the Company since 26th September, 1989. He is an Executive Director of the Company. Mr. Lau has been in the Group for 38 years and is responsible for the Group's overall production management in China and also in charge of the research & development of the Group. Mr. Lau did not hold any directorship in other listed public companies in the last three years. Mr. Lau is also a director of a number of subsidiaries of the Group of the Company. He is the brother of Mr. Philip Lau Sak Hong, Mr. Andy Lau Sak Yuk, Ms. Carol Lau Chu Lan, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi who are executive directors and senior management of the Company.

**Mr. Andy Lau Sak Yuk**, aged 60, was appointed executive director of the Company since 26th September, 1989. He is in charge of the research and development of the Group and has been in the Group for 38 years. Mr. Lau did not hold any directorship in other listed public companies in the last three years. Mr. Lau is also a director in a number of subsidiaries of the Group of the Company. He is the brother of Mr. Philip Lau Sak Hong, Mr. Anthony Lau Sak Kai, Ms. Carol Lau Chu Lan, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi who are executive directors and senior management of the Company.

**Non-executive Directors**

**Mr. Hon Sheung Tin, Peter**, aged 69, had been an independent non-executive director of the Company since 1988 and re-designated as non-executive director of the Company on 28th September, 2004. He has been practising as a solicitor in Hong Kong for over 40 years. He retired as Senior Partner of Messrs. Hon & Co., Solicitors & Notaries since 1st April, 2008 and remains as consultant. He is also an independent non-executive director of Automated Systems Holdings Limited, a company listed on The Stock Exchange of Hong Kong Limited. He is also a director of Starlight Industrial Holdings Limited and The Singing Machine Company, Inc. where both are subsidiaries of the Company. He is a member of audit committee and remuneration committee of the Company.

**Independent Non-executive Directors**

**Mr. Norman Ho Hau Chong**, aged 54, was appointed independent non-executive director of the Company since 1st October, 1998. He is a member of audit committee of the Company. He holds a Bachelor of Arts degree from the University of Exeter, and is a member of the Institute of Chartered Accounts in England and Wales, a Fellow of the Hong Kong Institute of Certified Public Accountants. He has over 23 years of experience in management and property development. He is a director in CITIC Pacific Limited, Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, Miramar Hotel & Investment Company Limited, Shun Tak Holdings Limited and New World Mobile Holdings Limited all of which are listed on the Stock Exchange. Mr. Ho resigned as director of Taifook Securities Group Limited, a company listed on the Stock Exchange, on 1st July, 2009.

**Company Secretary**

Mr. Lo Tai On joined as company secretary of the Company in September 2009. Mr. Lo is a Member of the Hong Kong Institution of Certified Public Accountants. He has over 20 years of experience in the company secretarial field.

## 16. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection (i) during normal business hours on any weekday (except for public holidays) at the head office and principal place of business of the Company in Hong Kong at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road and at www.starlight.com.hk, from the date of this circular up to and including the date of the SGM:

(a) the memorandum of association and bye-laws of the Company;

(b) the annual reports of the Company for the years ended 31 March 2008 and 2009 respectively;

(c) the material contracts as referred to in the paragraph headed "Material contracts" in this appendix.

(d) the written consents referred to in the paragraph headed "Experts and Consents" in this appendix;

(e) the letter from Deloitte Touche Tohmatsu in respect of the unaudited pro forma statement of consolidated net tangible assets of the Group, the text of which is set out on page 116 to 119 of this circular;

(f) the letter from the Independent Board Committee, the text of which is set out on page 27 of this circular;

(g) the letter of advice from the Independent Financial Adviser, the text of which is set out on pages 28 to 44 of this circular; and

(h) a copy of each of the circulars issued pursuant to the requirements set out in Chapter 14 ad/or Chapter 14A of the Listing Rules which have been issued by the Company since 31 March 2009 (the date to which the latest published audited consolidated financial statements of the Group were made up).

STARLITE

# STARLIGHT INTERNATIONAL HOLDINGS LIMITED

# 升岡國際有限公司*

*(incorporated in Bermuda with limited liability)*

(Stock Code: 485)

**NOTICE IS HEREBY GIVEN THAT** an special general meeting (the "**SGM**") of Starlight International Holdings Limited (the "**Company**") will be held at 10:00 a.m. on Wednesday, 23 June 2010 at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road Hong Kong for the following purpose of considering and, if thought fit, passing with or without amendments, the following resolutions:

## SPECIAL RESOLUTION

1. "**THAT**, conditional upon (i) the Listing Committee of The Stock Exchange and Hong Kong Limited (the "**Stock Exchange**") granting the listing of, and permission to deal in, the Adjusted Shares (as defined below); and (ii) the compliance with the requirements of section 46(2) of the Companies Act 1981 of Bermuda (as amended), with effect from 5:00 p.m. on the business day (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**")) on which this resolution is passed by the shareholders of the Company (the "**Shareholders**"):

   (a) the reduction of issued share capital whereby the par value of each issued Share will be reduced from HK$0.40 to HK$0.10 by cancelling HK$0.30 of the paid-up capital on each issued Share ("**Capital Reduction**");

   (b) the subdivision of each authorised but unissued Share of HK$0.40 each into four (4) shares of HK$0.10 each (the "**Adjusted Shares**") ("**Share Subdivision**");

   (c) the transfer of the credit arising from the Capital Reduction to the contributed surplus account of the Company (together with the Capital Reduction and the Share Subdivision, the "**Capital Reorganisation**"); and

   (d) any Director be and is hereby authorised to sign and execute such documents and do all such acts and things incidental to any of the foregoing or as he/she considers necessary, desirable or expedient in connection with the implementation of or giving effect to any of the foregoing and the transactions contemplated thereunder."

* *for identification purpose only*

**ORDINARY RESOLUTION**

2. **"THAT**

(a) subject to the passing of the resolution 1 and conditional upon fulfilment of the conditions of the Underwriting Agreement (as defined below), the Open Offer (as defined below) and the transaction contemplated thereunder be and are hereby approved:

For the purpose of this resolutions, "**Open Offer**" means the proposed issue by way of open offer of not less than 628,071,062 Offer Shares and not more than 642,675,862 Offer Shares at the subscription price of HK$0.12 per Offer Share, (each a "**Share**") of HK$0.10 each in the share capital of the Company (the "**Offer Shares**") at a subscription price of HK$0.12 per Offer Share to the qualifying shareholders ("**Qualifying Shareholders**") of the Company whose names appear on the date by reference to which entitlement under the Open Offer will be determined (other than those shareholders (the "**Excluded Shareholders**") with registered addresses outside Hong Kong whom the Directors, after making relevant enquiry, consider their exclusion from the Open Offer to be necessary or expedient on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place) in the proportion of four (4) Offer Shares for every five (5) Adjusted Shares subject to the fulfilment or waiver of the conditions and terms set out in the underwriting agreement dated 7 May 2010 (the "**Underwriting Agreement**", including, if any, all supplemental agreements or deeds relating thereto) entered into among, the Company, Mr. Lau Sak Hong, Philip ("**Mr. Philip Lau**"), Mr. Chu Tai On ("**Underwriter A**"), Mr. Yu Kam Ching, Peter ("**Underwriter B**"), Mr. Cho, Stephen Wing Cheung ("**Underwriter C**"), Mr. Fan Shi Hoo ("**Underwriter D**"), Mr. Ng Kam Ching ("**Underwriter E**", together with Underwriter A, Underwriter B, Underwriter C and Underwriter D, the "**Underwriters**"), (a copy of the Underwriting Agreement having been produced to the meeting marked "A" and initialled by the chairman of the SGM for the purpose of identification)."

(b) the Directors be and are hereby authorized to allot and issue the Offer Shares pursuant to the Open Offer notwithstanding the same may be offered, allotted or issued otherwise than pro rata to the Qualifying Shareholders and, in particular, the Directors may make such exclusions or other arrangements in relation to the Excluded Shareholders as they may deem necessary, desirable or expedient to having regard to any restrictions or obligations under the bye-laws of the Company or the laws of, or the rules and regulations of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong;

(c) the Underwriting Agreement and the transactions contemplated thereunder (including but not limited to the arrangements for taking up of the unsubscribed Offer Shares, if any, by the Underwriters) be and are hereby approved, confirmed and ratified;

(d) the absence of arrangements for application for the Offer Shares by the Qualifying Shareholders in excess of their entitlements under the Open Offer be and are hereby approved, confirmed and ratified; and

(e) any Directors be and are hereby authorized to sign or execute such documents and do all such acts and things in connection with the allotment and issue of the Offer Shares, the implementation of the Open Offer and the Underwriting Agreement, the exercise or enforcement of any of the Company's rights under the Underwriting Agreement and to make and agree to make such variations of the terms of the Underwriting Agreement as they may in their discretion consider to be appropriate, necessary or desirable and in the interests of the Company and its shareholders.".

By the order of the Board
**Starlight International Holdings Limited**
**Lau Sak Hong, Philip**
*Chairman*

Hong Kong, 31 May 2010

*Registered Office:*
Cannon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*Principal place of business in Hong Kong:*
5th Floor
Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong

*Notes:*

1. A member of the Company ("**Shareholder**") entitled to attend and vote at the SGM convened by the above notice is entitled to appoint one or, if such Shareholder is a holder of more than one share, more proxies to attend and vote in his stead. A proxy need not be a Shareholder.

2. In order to be valid, the form of proxy must be deposited with the branch share registrar of the Company in Hong Kong, Tricor Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, together with a power of attorney or other authority, if any, under which it is signed or a certified copy of that power of attorney, not less than 48 hours before the time appointed for holding the SGM or any adjournment thereof.

3. Where there are joint registered holders of any shares of the Company, any one of such holders may vote at the SGM, either personally or by proxy, in respect of such share as if he was solely entitled thereto, but if more than one of such holders be present at the SGM personally or by proxy, that one of such holders so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

4. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.

5. Completion and delivery of the form of proxy will not preclude a Shareholder from attending and voting in person at the SGM if the Shareholder so desires and in such event, the instrument appointing a proxy shall be deemed to be revoked.

**此乃要件　請即處理**

**閣下如**對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已**將名下全部Starlight International Holdings Limited升岡國際有限公司*股份**售出或轉讓**，應立即將本通函及隨附代表委任表格送交買主或承讓人，或經手買賣之銀行經理、持牌證券交易商或註冊證券機構或其他代理商，以便轉交買主或承讓人。



**STARLITE**

# STARLIGHT INTERNATIONAL HOLDINGS LIMITED
# 升岡國際有限公司*

*(於百慕達註冊成立之有限公司)*

(股份代號：485)

## (1)建議股本重組；
## (2)建議按每股發售股份0.12港元(須於接納時悉數支付)公開發售不少於628,071,062股但不超過642,675,862股發售股份(按所持每五股經調整股份獲發售四股發售股份之基準)；及
## (3)更改每手買賣單位

**獨立董事委員會及**
**獨立股東之**
**獨立財務顧問**



VC CAPITAL LIMITED
滙盈融資有限公司

獨立財務顧問致本公司獨立董事委員會及獨立股東之意見函件載於本通函第28至44頁。獨立董事委員會致獨立股東之推薦意見載於本通函第27頁。

**務請注意，包銷協議有條文規定，授權包銷商於發生若干事件時終止包銷協議項下包銷商之責任。該等若干事件載於本通函第8至9頁「終止包銷協議」一段。倘包銷商終止包銷協議或包銷協議並無成為無條件，則公開發售將不會進行。**

謹訂於二零一零年六月二十三日上午十時正假座香港香港仔大道232號城都工業大廈5樓舉行股東特別大會，大會通告載於本通函第131至134頁。隨附一份大會所用代表委任表格。無論　閣下是否有意出席大會，務請盡快按照隨附代表委任表格所印列之指示填妥及交回表格，惟無論如何最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司之香港股份過戶登記分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。填妥及交回代表委任表格後，股東屆時仍可依願出席大會或其任何續會，並於會上投票。

二零一零年五月三十一日

*　*僅供識別*

*本通函時間表所載有關公開發售事件之指定日期或期限僅供説明，可由本公司與包銷商經協議延後或變更，惟須經聯交所批准有關變更。本公司將於適當時候就此後任何有關預期時間表之變更作出公佈或通知股東。*

**二零一零年**

按連權基準買賣現有股份之截止日期……六月十一日（星期五）

開始按除權基準買賣現有股份……六月十四日（星期一）

遞交現有股份之過戶文件以合資格參與公開發售之截止時間……六月十五日（星期二）下午四時三十分

暫停股東登記以釐定公開發售項下配額（包括首尾兩日）……六月十七日（星期四）至六月二十三日（星期三）

遞交股東特別大會代表委任表格之截止時間……六月二十一日（星期一）上午十時正

預期召開股東特別大會之日期……六月二十三日（星期三）上午十時正

公佈股東特別大會結果……六月二十三日（星期三）

股本重組及更改每手買賣單位之生效日期及時間……六月二十三日（星期三）下午五時正

公開發售之記錄日期及時間……六月二十三日（星期三）下午五時三十分

開始以每手10,000股經調整股份為新單位買賣經調整股份……六月二十四日（星期四）上午九時三十分

指定經紀開始在市場上為買賣經調整股份碎股提供對盤服務……六月二十四日（星期四）

以現有股份之股票免費換領經調整股份之新股票首日……六月二十四日（星期四）

重新開始股東登記……六月二十四日（星期四）

寄發章程文件 . . . . . . . . . . . . 六月二十九日(星期二)

接納發售股份並支付股款之截止時間 . . . . . . . . . . 七月十四日(星期三)下午四時正

公開發售成為無條件之截止時間 . . . . . . . . . . 七月十六日(星期五)下午四時正

指定經紀終止在市場上為買賣經調整
股份碎股提供對盤服務 . . . . . . . . . . 七月十六日(星期五)

公佈接納發售股份結果 . . . . . . . . . . 七月十九日(星期一)

寄發發售股份股票 . . . . . . . . . . 七月二十一日(星期三)

開始買賣發售股份 . . . . . . . . . . 七月二十三日(星期五)上午九時三十分

以現有股份之股票免費換領經調整股份之
新股票截止日期 . . . . . . . . . . 八月三日(星期二)

*附註：*本通函所述時間均指香港時間。

**惡劣天氣對最後接納日期之影響**

倘：

1. 八號或以上熱帶氣旋警告訊號；或

2. 「黑色」暴雨警告訊號

(i) 於二零一零年七月十四日(星期三)中午十二時正前任何本地時間在香港生效及於當日中午十二時正後不再生效，則最後接納日期並非二零一零年七月十四日(星期三)下午四時正，而延至當日下午五時正；

(ii) 於二零一零年七月十四日(星期三)中午十二時正至下午四時正期間任何本地時間在香港生效，則最後接納日期並非二零一零年七月十四日(星期三)下午四時正，而變更為下一個營業日(於上午九時正至下午四時正任何時間並無該等警告訊號生效之日)下午四時正。

倘最後接納日期並非二零一零年七月十四日(星期三)，則可能影響本通函「預期時間表」一節所述日期。在此情況下，本公司將另行公佈。

*頁次*

*在本通函內，除文義另有所指外，下列詞彙具有以下涵義：*

| | | |
|---|---|---|
| 「一致行動」 | 指 | 具有收購守則賦予之涵義 |
| 「經調整股份」 | 指 | 緊隨股本重組生效後，本公司股本中每股面值0.10港元之普通股 |
| 「該公佈」 | 指 | 本公司日期為二零一零年五月十日之公佈，內容有關(其中包括)建議公開發售、建議股本重組、建議更改每手買賣單位 |
| 「申請表格」 | 指 | 合資格股東申請發售股份所用之申請表格 |
| 「聯繫公司」 | 指 | K.K. Nominees Limited、Wincard Management Services Limited及Philip Lau Holding Corporation之統稱 |
| 「聯繫人士」 | 指 | 具有上市規則賦予之涵義 |
| 「董事局」 | 指 | 董事局 |
| 「營業日」 | 指 | 香港銀行進行一般銀行業務之日子(星期六、星期日及公眾假期除外) |
| 「細則」 | 指 | 本公司細則 |
| 「削減股本」 | 指 | 建議透過註銷每股已發行股份之繳足股本0.30港元將每股已發行股份面值由0.40港元削減至0.10港元 |
| 「股本重組」 | 指 | 削減股本及股份拆細 |
| 「中央結算及交收系統」 | 指 | 香港結算設立及管理之中央結算及交收系統 |
| 「更改每手買賣單位」 | 指 | 於股本重組生效後，將股份買賣之每手買賣單位由2,500股現有股份更改為10,000股經調整股份 |
| 「本公司」 | 指 | Starlight International Holdings Limited升岡國際有限公司*，於百慕達註冊成立之有限公司，其已發行現有股份於聯交所上市 |

| | | |
|---|---|---|
| 「公司法」 | 指 | 百慕達一九八一年公司法，經不時修訂、補充或以其他方式修改 |
| 「關連人士」 | 指 | 具有上市規則賦予之涵義 |
| 「董事」 | 指 | 本公司董事 |
| 「除外海外股東」 | 指 | 登記地址為香港境外之海外股東，且董事基於本公司法律顧問提供之法律意見認為顧及相關地區法例之法律限制或當地相關監管機構或證券交易所之規定，不向其提呈發售股份屬必要或適宜 |
| 「執行人員」 | 指 | 香港證券及期貨事務監察委員會企業融資部執行董事或任何其代表 |
| 「現有股份」 | 指 | 股本重組完成前本公司現有股本中每股面值0.40港元之普通股 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「香港結算」 | 指 | 香港中央結算有限公司 |
| 「香港」 | 指 | 中華人民共和國香港特別行政區 |
| 「獨立董事委員會」 | 指 | 於發售要約中概無直接或間接權益之全體獨立非執行董事(即何厚鏘先生、陳澤仲先生及卓育賢先生)為向獨立股東提供建議所組成之獨立董事委員會，以就公開發售向獨立股東提供建議 |
| 「獨立財務顧問」或「滙盈融資」 | 指 | 滙盈融資有限公司(可從事證券及期貨條例項下第六類受規管活動(就機構融資提供意見)之持牌法團)，獲委任就公開發售之條款是否屬公平合理並符合本公司及股東整體利益向獨立董事委員會及獨立股東提供意見及就如何於股東特別大會上投票向獨立股東提供意見之獨立財務顧問 |

「獨立股東」 指 股東(不包括劉錫康先生、聯繫公司、劉錫淇先生、劉錫澳先生、與彼等各人一致行動之人士、包銷商及牽涉或於公開發售中擁有權益之任何人士及彼等之聯繫人士)

「獨立第三方」 指 獨立於本公司之第三方及其關連人士(定義見上市規則)

「最後接納日期」 指 二零一零年七月十四日(星期三)下午四時正或包銷商甲(代表包銷商)可能與本公司協定之其他日期及/或時間，作為接納公開發售項下之暫定配發及支付股款之截止日期

「最後實際可行日期」 指 二零一零年五月二十八日，即本通函付印前就確定本通函所載若干資料之最後實際可行日期

「終止截止時間」 指 二零一零年七月十六日(星期五)下午四時正或本公司與包銷商可能協定之其他時間

「最後交易日」 指 二零一零年五月七日，該公佈刊發前股份於聯交所買賣之最後交易日

「上市規則」 指 聯交所證券上市規則

「劉錫澳先生」 指 執行董事劉錫澳先生

「劉錫淇先生」 指 執行董事劉錫淇先生

「劉錫康先生」 指 本公司主席兼執行董事劉錫康先生

「發售股份」 指 建議根據公開發售按於記錄日期及時間所持每五股經調整股份可獲發售四股發售股份之基準提呈予合資格股東認購之不少於628,071,062股但不超過642,675,862股之經調整股份

| | | |
|---|---|---|
| 「公開發售」 | 指 | 建議根據公開發售按於記錄日期及時間所持每五股經調整股份可獲發售四股發售股份之基準以每股發售股份0.12港元發行發售股份 |
| 「海外股東」 | 指 | 於記錄日期及時間名列本公司股東登記冊且登記地址位於香港境外之股東 |
| 「Polaroid特許權」 | 指 | 根據Starlight Marketing (HK) Ltd.與PLR IP Holdings, LLC所簽訂日期為二零一零年三月二十二日之協議授出之特許權 |
| 「發售章程」 | 指 | 本公司將就公開發售刊發之發售章程 |
| 「章程文件」 | 指 | 發售章程及接納發售股份之申請表格 |
| 「發售章程寄發日期」 | 指 | 二零一零年六月二十九日或本公司與包銷商可能就寄發章程文件協定之較後日期 |
| 「合資格股東」 | 指 | 股東(不包括除外海外股東) |
| 「記錄日期及時間」 | 指 | 二零一零年六月二十三日下午五時三十分，確定有權獲取發售股份之記錄日期及時間 |
| 「過戶處」 | 指 | 本公司之香港股份過戶登記分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓 |
| 「證監會」 | 指 | 香港證券及期貨事務監察委員會 |
| 「證券及期貨條例」 | 指 | 香港法例第571章證券及期貨條例 |
| 「股東特別大會」 | 指 | 本公司將舉行之股東特別大會，以考慮及酌情通過(其中包括)股本重組及公開發售 |
| 「股東」 | 指 | 股份持有人 |

| | | |
|---|---|---|
| 「股份」 | 指 | 現有股份及／或經調整股份(按情況而定) |
| 「購股權」 | 指 | 本公司根據購股權計劃所授出可認購現有股份之購股權 |
| 「購股權計劃」 | 指 | 本公司於二零零二年九月十二日及二零零八年一月十五日採納之購股權計劃 |
| 「股份拆細」 | 指 | 將每股面值0.40港元之未發行股份拆細為四股經調整股份 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「認購價」 | 指 | 發售股份之認購價，每股發售股份0.12港元 |
| 「收購守則」 | 指 | 證監會頒佈之香港公司收購及合併守則 |
| 「包銷商甲」 | 指 | 朱大安先生，獨立於本公司及其關連人士且與彼等概無關連之香港公民 |
| 「包銷商乙」 | 指 | 余錦澄先生，獨立於本公司及其關連人士且與彼等概無關連之香港公民 |
| 「包銷商丙」 | 指 | 周永祥先生，獨立於本公司及其關連人士且與彼等概無關連之香港公民 |
| 「包銷商丁」 | 指 | 范思浩先生，獨立於本公司及其關連人士且與彼等概無關連之香港公民 |
| 「包銷商戊」 | 指 | 吳錦青先生，獨立於本公司及其關連人士且與彼等概無關連之香港公民 |

「包銷商」　指　包銷商甲、包銷商乙、包銷商丙、包銷商丁及包銷商戊之統稱

「包銷協議」　指　本公司、包銷商及劉錫康先生於二零一零年五月七日就公開發售訂立之包銷協議

「包銷股份」　指　不少於341,383,695股但不超過355,988,495股發售股份，即扣除劉錫康先生承諾接納或促使接納之發售股份數目之包銷商承諾接納或促使接納之發售股份數目

「港元」　指　香港法定貨幣港元

「%」　指　百分比

*下列資料乃來自本通函全文，並應與本通函一併閱讀。*

| | | |
|---|---|---|
| 公開發售之基準 | : | 於記錄日期及時間每持有五股經調整股份獲發四股發售股份 |
| 認購價 | : | 於接納時悉數支付每股發售股份0.12港元 |
| 於最後實際可行日期之已發行現有股份數目 | : | 785,088,828股現有股份 |
| 於股本重組生效後之已發行經調整股份數目 | : | 不少於785,088,828股經調整股份(假設尚未行使購股權於記錄日期及時間或之前概無獲行使)但不多於803,344,828股經調整股份(假設所有尚未行使購股權已於記錄日期及時間或之前獲行使) |
| 發售股份數目 | : | 不少於628,071,062股發售股份但不多於642,675,862股發售股份(假設所有尚未行使購股權已於記錄日期及時間或之前獲行使) |

務請注意，包銷協議有條文規定，授權包銷商甲(代表包銷商)終止包銷協議。倘發生下列事件，包銷商甲可於終止截止時間前隨時行使該權力：

(1) 包銷商甲合理認為以下事件令公開發售之成功受到重大不利影響：

(a) 頒佈任何新法例或法規或現行法例或法規(或有關合法詮釋)出現任何變動或發生任何其他有關事件(不論其性質)，而包銷商合理認為會令本集團整體之業務或財政或經營狀況或前景受到重大不利影響或對公開發售產生重大不利影響；或

(b) 發生有關政治、軍事、金融、經濟或其他性質(無論是否與上述任何情況同類)之本地、國家或國際事件或變動(無論是否屬包銷協議訂立日期之前及／或之後所發生或持續發生之一連串事件或變動之一部份)，或爆發任何本地、國家或國際敵對行動或武裝衝突或局勢升級，或可影響本地證券市場之事件，而包銷商合理認為會令本集團整體業務或財政或經營狀況或前景受到重大不利影響，或令公開發售之成功受到重大不利影響或導致進行公開發售不宜或不可取；或

(2) 市況出現任何不利變動(包括但不限於財政或貨幣政策之任何變動或外匯或貨幣市場之任何變動、證券買賣暫停或受到嚴重限制)，而包銷商合理認為有可能令公開發售之成功受到重大不利影響或導致進行公開發售不宜或不可取；或

(3) 本公司或本集團任何成員公司之情況出現任何變動，而包銷商合理認為會令本公司之前景受到不利影響，包括但不限於上文所述之一般性、提出呈請或通過決議案清盤或破產清算或本集團任何成員公司發生類似事件或本集團任何重大資產毀損；或

(4) 一般上市證券或本公司證券在聯交所暫停買賣超過連續十個營業日（就審批本通函、通函或章程文件或有關公開發售之其他公佈或通函而暫停買賣除外）。

倘於終止截止時間前發生下列情況：

(a) 包銷商得悉包銷協議所載任何聲明、保證或承諾遭嚴重違反；或

(b) 包銷商得悉包銷協議所載任何特定事件出現，

則包銷商甲（代表包銷商）有權於終止截止時間前向本公司發出書面通知終止包銷協議。

**倘包銷商甲（代表包銷商）根據包銷協議之條款向本公司發出終止通知，則所有包銷商於包銷協議項下之一切責任即告終止，任何訂約方概不得就因包銷協議而產生或與其相關之任何事宜向其他訂約方索償，上文所述1.5%包銷佣金毋須支付予包銷商，公開發售亦不會進行。**

STARLITE

# STARLIGHT INTERNATIONAL HOLDINGS LIMITED
# 升岡國際有限公司*

*(於百慕達註冊成立之有限公司)*

(股份代號：485)

*執行董事：*
劉錫康先生
劉錫淇先生
劉錫澳先生

*非執行董事*
韓相田先生

*獨立非執行董事：*
何厚鏘先生
陳澤仲先生
卓育賢先生

*註冊辦事處：*
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*香港主要營業地點：*
香港
香港仔大道232號
城都工業大廈
5樓

敬啟者：

**(1)建議股本重組；**
**(2)建議按每股發售股份0.12港元(須於接納時悉數支付)**
**公開發售不少於628,071,062股但不超過642,675,862股發售股份**
**(按所持每五股經調整股份獲發售四股發售股份之基準)；及**
**(3)更改每手買賣單位**

**緒言**

茲提述該公佈，內容有關(其中包括)按於記錄日期及時間所持每五股經調整股份獲發售四股發售股份之比例進行建議公開發售、建議股本重組及更改每手買賣單位。本通函旨在向　閣下提供公開發售、股本重組及更改每手買賣單位之詳情，並向　閣下發出即將召開之股東特別大會之通告。

* *僅供識別*

## 建議股本重組

本公司擬向股東提呈建議以實行股本重組，其中涉及下列事項：

(i) 透過註銷每股已發行股份之已繳股本0.30港元削減已發行股本，從而將每股已發行股份之面值由0.40港元削減至0.10港元；

(ii) 將每股面值0.40港元之已授權但未發行股份分拆為4股每股面值0.10港元之經調整股份；及

(iii) 將因削減股本而產生之進賬轉撥至本公司之實繳盈餘賬。

## 股本重組之影響

於最後實際可行日期，本公司之法定股本為500,000,000港元，分為1,250,000,000股每股面值0.40港元之現有股份，其中785,088,828股現有股份為已發行及繳足股款或入賬列作繳足股款。假設自最後實際可行日期至股東特別大會日期期間概無進一步發行或購回任何股份，則緊隨股本重組生效後，本公司之法定股本將為500,000,000港元，分為5,000,000,000股每股面值0.10港元之經調整股份，其中785,088,828股經調整股份將為已發行。

根據於最後實際可行日期已發行785,088,828股現有股份計算，削減股本將產生進賬約235,526,648.4港元，並將轉撥至本公司之實繳盈餘賬。

除所產生之相關費用外，實行股本重組將不會影響本集團之綜合資產淨值，亦不會改變本公司之相關資產、業務、運作、管理或財務狀況以及股東之整體權益。

股本重組不會涉及減少與本公司任何未繳股本或向股東償還本公司任何未繳股本有關之任何負債，亦不會導致股東之相關權利有任何改變。

經調整股份將於股本重組及更改每手買賣單位生效後以每手10,000股經調整股份為單位進行買賣。進一步詳情，敬請參閱「**更改每手買賣單位**」分節。

**股本重組之理由**

董事局認為，由於根據百慕達法律及本公司細則，本公司不得以低於面值發行新股份，因此股本重組將賦予本公司更大靈活性，於日後透過發行新經調整股份集資，容許及便於配發及發行發售股份。

因此，董事局認為，股本重組符合本公司及股東之整體利益。

**股本重組之條件**

股本重組(將根據細則及公司法生效)須待下列條件達成後，方可作實：

(i) 股東於本公司將予召開之股東特別大會上通過必要特別決議案批准(其中包括)股本重組；

(ii) 聯交所上市委員會批准因股本重組而發行之經調整股份上市及買賣；及

(iii) 實施股本重組符合上市規則之有關程序及規定以及公司法第46(2)條之規定，包括(a)於股本重組生效日期前不多於三十日但不少於十五日內在百慕達指定報章刊發有關股本重組之通告；及(b)於股本重組生效日期，並無合理根據相信本公司現時(或於股本重組後)無法支付其到期負債。

待股本重組之條件達成後，預期股本重組之生效日期及時間為二零一零年六月二十三日(星期三)下午五時正。

**上市及買賣**

本公司將向聯交所上市委員會申請批准因股本重組而發行之經調整股份上市及買賣。

經調整股份與所有日後宣派、作出或支付之股息及分派在各方面均等同並享有同等權益。待經調整股份獲批准於聯交所上市及買賣後，經調整股份將獲香港結算接納為合資格證券，自經調整股份開始於聯交所買賣日期或(特殊情況下)香港結算確定之任何其他日期起，可於中央結算及交收系統內記存、結算及交收。聯交所參與者之間於任何一個交易日之交易，須於其後第二個交易日在中央結算及交收系統內交收。中央結算及交收系統內之一切活動均須根據當時生效之中央結算及交收系統一般規則及中央結算及交收系統運作程序規則進行。

## 免費換領股票

待股本重組生效後，股東可於二零一零年六月二十四日(星期四)至二零一零年八月三日(星期二)(包括首尾兩日)內，向過戶處卓佳秘書商務有限公司(地址為香港灣仔皇后大道東28號金鐘匯中心26樓)遞交紫色現有股份股票，以換領紅色經調整股份股票，費用由本公司承擔。此後，現有股份之股票仍獲接納以換領新股份之股票，惟須就每張註銷之現有股份股票或每張發出之經調整股份新股票(以註銷／發出之較高數目為準)支付2.50港元(或聯交所可能不時允許之較高金額)作為換領股票費用。現有股票可作有效交付、買賣及結算用途，並將於股本重組生效後繼續為有效法定所有權憑證並可按照上述方法隨時換領經調整股份股票。

## 更改每手買賣單位

股份現以每手2,500股股份為單位進行買賣。建議待股本重組生效後，股份之每手買賣單位由2,500股現有股份更改為10,000股經調整股份。根據股份於最後交易日在聯交所所報之收市價每股0.3港元及現有每手買賣單位2,500股股份，現行每手買賣價值為750港元。根據上述收市價及新每手買賣單位10,000股經調整股份，按每股經調整股份0.22港元之理論除權價基準，新每手買賣價值為2,200港元。

## 買賣碎股安排

為方便買賣因更改每手買賣單位而產生之經調整股份之碎股(如有)，本公司已促使信達國際證券有限公司於二零一零年六月二十四日(星期四)至二零一零年七月十六日(星期五)(包括首尾兩日)期間，按每股經調整股份之相關市價，就買賣經調整股份之碎股在市場提供對盤服務。經調整股份之碎股持有人務請注意，概不保證可成功對盤買賣經調整股份之碎股。欲使用此對盤服務以出售其經調整股份碎股或補足至每手10,000股經調整股份之股東可聯絡信達國際證券有限公司(地址為香港皇后大道中183號中遠大廈45樓)之梁兆華先生(電話號碼：(852) 2235 7801)。任何股東如對碎股買賣安排有任何疑問，應諮詢其專業顧問。

## 建議公開發售

公開發售須待(其中包括)股本重組生效後方可作實。

### 發行統計數字

| | | |
|---|---|---|
| 公開發售之基準 | : | 於記錄日期及時間每持有五股經調整股份獲發四股發售股份 |
| 認購價 | : | 每股發售股份0.12港元 |
| 於最後實際可行日期之已發行現有股份數目 | : | 785,088,828股現有股份 |
| 於股本重組生效後之已發行經調整股份數目 | : | 不少於785,088,828股經調整股份(假設尚未行使購股權自最後實際可行日期至記錄日期及時間期間概無獲行使)但不多於803,344,828股經調整股份(假設所有尚未行使購股權已於記錄日期及時間或之前獲行使) |
| 發售股份數目 | : | 不少於628,071,062股發售股份但不多於642,675,862股發售股份(假設所有尚未行使購股權已於記錄日期及時間或之前獲行使) |
| 劉錫康先生承諾接納或促使接納之發售股份數目 | : | 劉錫康先生已向本公司及包銷商承諾,其將接納並將促使聯繫公司、劉錫淇先生及劉錫澳先生接納其或彼等各自於公開發售項下之配額合共286,687,367股發售股份 |
| 包銷商包銷之發售股份數目 | : | 不少於341,383,695股發售股份但不多於355,988,495股發售股份,即扣除劉錫康先生承諾接納或促使接納之發售股份數目後之發售股份數目 |

於最後實際可行日期，仍有已授出之購股權尚未行使，該等購股權賦予其持有人權利可認購合共18,256,000股現有股份。劉錫康先生、劉錫淇先生及劉錫澳先生概無於任何購股權中擁有實益權益。

除尚未行使之購股權外，於最後實際可行日期，本公司概無可兑換或交換為股份或附帶權利可認購股份之認股權證、購股權、證券或衍生工具。本公司無意於公開發售完成前發行任何新股份或任何其他證券。

**不可撤回承諾**

劉錫康先生已向本公司及包銷商作出不可撤回承諾：

(i) 促使以劉錫康先生及聯繫公司之名義登記並由彼等實益擁有之282,157,930股經調整股份於刊發公開發售結果之公佈日期前仍以彼等之名義登記並由彼等實益擁有；

(ii) 促使以劉錫淇先生及劉錫澳先生之名義登記並由彼等實益擁有之76,201,281股經調整股份於刊發公開發售結果之公佈日期前仍以彼等之名義登記並由彼等實益擁有；

(iii) 其將接納並將促使聯繫公司、劉錫淇先生及劉錫澳先生接納其或彼等各自於公開發售項下之配額286,687,367股發售股份；及

(iv) 於接納截止時限前交回或促使聯繫公司、劉錫淇先生及劉錫澳先生交回有關發售股份之申請表格，連同應繳股款(將於首次過戶時兑現)，並遵守章程文件所載有關接納及申請之其他程序。

**合資格股東**

本公司將僅向合資格股東提呈發售股份供其認購。發售章程亦將寄發予除外海外股東及購股權持有人，惟僅供參考。

合資格股東須於記錄日期及時間營業結束時：

(i) 登記成為本公司之股東；及

(ii) 並非除外海外股東。

為於記錄日期及時間登記成為本公司股東及合資格參與公開發售，股東須於二零一零年六月十五日(星期二)下午四時三十分或之前將任何股份過戶文件(連同有關股票)及行使購股權之文件交回本公司之香港股份過戶登記分處，方為有效。

本公司之香港股份過戶登記分處為：

卓佳秘書商務有限公司

香港灣仔
皇后大道東28號
金鐘匯中心26樓

**暫停辦理股份過戶登記**

本公司將於二零一零年六月十七日(星期四)至二零一零年六月二十三日(星期三)期間(包括首尾兩日)暫停辦理股份過戶登記手續，此期間不會辦理任何股份過戶手續。

**認購價**

每股發售股份之認購價為0.12港元，須於合資格股東接納其於公開發售項下之既定配額時悉數支付。

該認購價較：

(i) 經調整股份於二零一零年五月七日(即最後交易日)在聯交所所報之收市價每股0.30港元折讓約60%；

(ii) 經調整股份於截至及包括二零一零年五月七日(即最後交易日)止最後五個交易日之平均收市價每股約0.31港元折讓約61.29%；

(iii) 經調整股份於截至及包括二零一零年五月七日(即最後交易日)止最後十個交易日之平均收市價每股約0.312港元折讓約61.54%；

(iv) 每股經調整股份資產淨值約0.86港元(根據本公司截至二零零九年三月三十一日止年度之經審核財務報告及緊接公開發售完成前已發行之經調整股份數目計算，並假設概無購股權將獲行使)折讓約86%；及

(v) 按於二零一零年五月七日(即最後交易日)在聯交所所報之收市價計算之每股經調整股份理論除權價0.22港元折讓約45.45%。

認購價乃由本公司及包銷商經參考當前市況後經公平磋商協定。經考慮(i)現有股份流通量甚低;(ii)本集團業務於二零零九年財政年度及截至二零零九年九月三十日止六個月中期一直錄得經營虧損;(iii)需集資以供持續經營本集團現有業務;及(iv)較低認購價可吸引更多投資者或股東參與公開發售,執行董事認為,發售股份認購價及折讓水平屬公平合理。

**發售股份之地位**

於配發、發行及繳足股款後,發售股份與於配發及發行發售股份當日之已發行經調整股份在各方面均享有同等權益。於配發、發行及繳足股款後,發售股份之持有人將有權收取於配發及發行發售股份當日或之後所宣派、作出或派付之所有日後股息及分派。於本公司之股份過戶登記分處買賣發售股份須繳付香港印花稅。發售股份將以每手10,000股經調整股份為單位進行買賣。進一步詳情,敬請參閱上文「**更改每手買賣單位**」分節。

**向海外股東提呈發售**

章程文件將不會根據香港及百慕達以外之任何司法權區之適用證券法例登記。

本公司將遵守上市規則第13.36(2)(a)條,並查詢有關向海外股東提呈發售股份之可行性,諸如向海外股東發行發售股份是否觸犯相關海外地區之適用證券法例或相關機構或證券交易所之規定等。倘董事基於本公司相關海外法律顧問提供之法律意見,認為顧及海外股東登記地址所在地區法例之法律限制或當地相關監管機構或證券交易所之規定,不向海外股東提呈發售股份屬必要或適宜,則董事將行使彼等根據細則獲授之酌情權,排除該等海外股東參與公開發售。就向海外股東配發及發行發售股份之法律限制作出查詢後,本公司將於發售章程中披露查詢結果。

本公司將向除外海外股東寄發發售章程,惟僅供參考。本公司不會向除外海外股東寄發接納發售股份之申請表格。除外海外股東有權出席股東特別大會並在會上投票,以考慮及酌情通過有關批准(其中包括)公開發售之決議案。

**發售股份之零碎配額**

本公司將不會配發零碎發售股份，而會彙集碎股。彙集零碎發售股份而產生之任何發售股份將由包銷商接納。

**不得申請額外發售股份**

董事認為，公開發售令合資格股東可維持彼等各自於本公司之持股比例並參與本集團之日後發展壯大。董事認為，不向股東提呈任何額外申請屬公平合理，並符合本公司及股東之整體利益。

經與包銷商公平磋商後，並考慮到在無額外申請之情況下相關行政成本亦會較低，本公司遂決定，合資格股東無權申請超出彼等既定配額之任何發售股份。合資格股東並未接納之任何發售股份及除外海外股東根據公開發售原應獲配給之發售股份將由包銷商接納。

**發售股份之股票**

待公開發售之條件達成後，將就全部繳足股款之發售股份向已接納及申請(倘適用)發售股份並繳付股款之合資格股東發行一張股票，股票預期將於二零一零年七月二十一日(星期三)或之前以平郵寄發，郵誤風險概由彼等自行承擔。

**申請上市**

本公司將向聯交所上市委員會申請批准發售股份上市及買賣。

## 包銷安排

### 包銷協議

日期：二零一零年五月七日(交易時段結束後)

公開發售乃全數包銷。根據包銷協議及遵照其條款及條件，包銷商已同意按下列比例(此乃由本公司與包銷商經公平磋商協定)全數包銷不少於341,383,695股包銷股份但不多於355,988,495股包銷股份：

| 包銷商 | 佔包銷股份百分比 | 包銷之發售股份數目上限 |
|---|---|---|
| 包銷商甲 | 22.5% | 80,097,412 |
| 包銷商乙 | 14% | 49,838,389 |
| 包銷商丙 | 11% | 39,158,734 |
| 包銷商丁 | 17% | 60,518,044 |
| 包銷商戊 | 35.5% | 126,375,916 |

包銷協議規定，包銷商須認購合資格股東並未接納之包銷股份。公開發售並非由日常業務包括包銷之財務機構包銷，而是由並非從事包銷之人士所組成之包銷商包銷。本公司曾與一間日常業務包括包銷之財務機構協商，亦已就包銷公開發售與其他財務機構接洽，惟認為該等財務機構提供之條件遜於包銷商所提供之條件。

本公司將就公開發售向包銷商支付全部合理法律費用及包銷商之其他合理實報實銷開支，並就各包銷商同意認購之包銷股份支付相當於總認購價1.5%之包銷佣金。

董事認為個人包銷商收取之佣金數額低於專業包銷商通常收取之數額，故包銷協議之條款及佣金數額符合市場慣例，且本公司及包銷商均認為符合合理商業原則。

就董事作出一切合理查詢後所知、所悉及所信，每位包銷商為獨立於其他包銷商、本公司或其任何附屬公司之董事、行政總裁或主要股東或任何彼等之聯繫人士且與彼等概無關連之第三方，且並非與任何股東一致行動。

**公開發售條件**

公開發售須待(其中包括)下列條件達成後，方可作實：

(i) 獨立股東於股東特別大會上通過普通決議案(須以投票方式表決)批准公開發售；

(ii) 股東於股東特別大會上通過特別決議案(須以投票方式表決)批准股本重組且股本重組已生效；

(iii) 實施股本重組符合上市規則之有關程序及規定以及公司法第46(2)條之規定，包括(i)於股本重組生效日期前不多於三十日但不少於十五日內在百慕達指定報章刊發有關股本重組之通告；及(ii)於股本重組生效日期，並無合理根據相信本公司現時(或於股本重組後)會無法支付到期負債；

(iv) 聯交所上市委員會批准因股本重組而發行之經調整股份上市及買賣；

(v) 不遲於發售章程寄發日期，分別向聯交所及香港公司註冊處處長送呈一份由兩名董事(或彼等以書面正式授權之代理)正式簽署且已獲董事透過決議案批准之各章程文件(及所有其他須隨附之文件)，以分別取得批准及登記，並於其他方面遵守上市規則及公司條例之規定；

(vi) 公開發售及其項下擬進行之交易並無根據收購守則第26條被視為強制性全面收購建議；

(vii) 於發售章程寄發日期或之前向合資格股東寄發章程文件，及向除外海外股東(如有)寄發發售章程及協定形式之函件，解釋彼等不獲准參與公開發售之情況，惟僅供參考；

(viii) 聯交所批准或同意批准(於配發後方可作實)發售股份上市及買賣，且截至發售股份買賣首日並無撤回或撤銷有關批准；

(ix) 向百慕達公司註冊處處長送交一份由全體董事或一名董事(代表全體董事)正式簽署之各章程文件(及所有其他須隨附之文件)，並於其他方面遵守公司法之規定；

(x) 本公司遵守及履行包銷協議條款下之所有承諾及責任；

(xi) 包銷商遵守及履行包銷協議條款下之所有承諾及責任；及

(xii) 劉錫康先生遵守及履行包銷協議條款下之所有承諾及責任。

上述條件概不得豁免。倘包銷協議下之公開發售條件並無於包銷協議指定之有關日期及時間(或包銷商與本公司根據包銷協議可能就各條件書面協定之有關較後日期或時間)達成，則包銷協議將告終止，任何訂約方概不得就成本、損失或其他事項向其他方索償，惟先前違約則作別論。倘包銷協議根據其條款終止，則公開發售將不會進行。

**進行公開發售之理由及所得款項用途**

本公司主要從事一系列電子產品設計、製造及銷售及證券買賣。

執行董事認為，鑑於近期經濟環境，以長期資金(股權形式尤為可取)為本集團長遠發展融資乃審慎之舉。董事亦認為股本融資之財務成本將低於債務融資。

鑑於配售新股份對股東權益之攤薄效應，及並非全體股東可平等參與此類配售，故執行董事認為公開發售符合本公司及股東之最佳利益。公開發售可擴大資本基礎並增加本公司股份之流通量，亦為股東參與本公司發展之良機。

扣除公開發售所有必要開支約2,460,000港元(包括包銷商佣金約610,000港元、本公司專業及法律顧問費用約1,650,000港元及印刷與翻譯費約200,000港元)後，預期公開發售所得款項淨額不會少於約72,910,000港元惟不超過74,660,000港元，將撥作本集團日常業務之營運資金，以及撥作有關Polaroid特許權之業務所需資金。

於二零一零年三月二十二日，本集團之全資附屬公司(作為特許權承授人(「特許權承授人」))與一間於美利堅合眾國註冊成立之公司(作為特許人(「特許人」))訂立特許權協議(「特許權協議」)，根據特許權協議之條款，特許權承授人將開發一系列Polaroid品牌電子消費品(「該等產品」)，特許人將授予特許權承授人於美利堅合眾國及加拿大(「該地區」)之有限、獨家及不可轉讓權利及特許權以(i)僅使用若干特許標誌於該地區採購、製造、包裝及向零售商分銷、推廣及售賣該等產品，及(ii)授予零售商於該地區轉售該等產品之權利。根據特許權協議，特許權承授人應向特許人支付專利權費。

該等特許權協議於二零一零年三月起生效，及將於五年內維持十足效力(除非根據特許權協議提早終止)，特許權協議項下之特許權可重續兩(2)個額外五年期。

## 買賣股份之風險警告

**公開發售須待(其中包括)上文「包銷安排」一節「公開發售條件」分節所述條件達成後，方可作實。此外，誠如上文「包銷安排」一節「公開發售條件」分節所述，在若干情況下，包銷商甲有權代表包銷商根據包銷協議條款終止包銷協議。因此，公開發售不一定會進行。**

**自最後實際可行日期起至公開發售所有條件達成當日止，所有股份買賣均會承受公開發售可能並未成為無條件或未必進行之風險。謹此建議任何股東及牽涉股份買賣之其他人士諮詢彼等之專業顧問。**

## 股權架構之變動

公開發售前後本公司之股權架構如下：

(i) 假設未行使之購股權於記錄日期及時間前未獲行使。

| 股東名稱 | 於最後實際可行日期 現有 股份數目 | % | 緊隨股本重組後 經調整 股份數目 | % | 緊隨公開發售完成後 (假設全體股東已全面認購彼等於公開發售項下之配額) 經調整 股份數目 | % | 緊隨公開發售完成後 (假設概無股東認購彼等於公開發售項下之配額) 經調整 股份數目 | % |
|---|---|---|---|---|---|---|---|---|
| **主要股東：** | | | | | | | | |
| 劉錫康先生 *(附註1及4)* | 99,823,029 | 12.71 | 99,823,029 | 12.71 | 179,681,452 | 12.71 | 179,681,452 | 12.71 |
| 劉錫淇先生 *(附註2及4)* | 38,693,836 | 4.93 | 38,693,836 | 4.93 | 69,648,904 | 4.93 | 69,648,904 | 4.93 |
| 劉錫澳先生 *(附註3及4)* | 37,507,445 | 4.78 | 37,507,445 | 4.78 | 67,513,401 | 4.78 | 67,513,401 | 4.78 |
| K.K. Nominees Limited *(附註5)* | 3,165,277 | 0.40 | 3,165,277 | 0.40 | 5,697,498 | 0.40 | 5,697,498 | 0.40 |
| Wincard Management Services Limited *(附註6)* | 10,100,415 | 1.29 | 10,100,415 | 1.29 | 18,180,747 | 1.29 | 18,180,747 | 1.29 |
| Philip Lau Holding Corporation *(附註7)* | 169,069,209 | 21.54 | 169,069,209 | 21.54 | 304,324,576 | 21.54 | 304,324,576 | 21.54 |
| 李裕章先生 | 42,140,878 | 5.37 | 42,140,878 | 5.37 | 75,853,580 | 5.37 | 42,140,878 | 2.98 |
| 小計 | 400,500,089 | 51.01 | 400,500,089 | 51.01 | 720,900,158 | 51.01 | 687,187,456 | 48.63 |
| **董事：** | | | | | | | | |
| 卓育賢先生 | 770,000 | 0.10 | 770,000 | 0.10 | 1,386,000 | 0.10 | 770,000 | 0.05 |
| 韓相田先生 | 206,769 | 0.03 | 206,769 | 0.03 | 372,184 | 0.03 | 206,769 | 0.01 |
| **包銷商：** | | | | | | | | |
| 包銷商甲 | – | – | – | – | – | – | 76,811,331 | 5.44 |
| 包銷商乙 | – | – | – | – | – | – | 47,793,717 | 3.38 |
| 包銷商丙及其聯繫人士 *(附註8)* | 4,332,500 | 0.55 | 4,332,500 | 0.55 | 7,798,500 | 0.55 | 41,884,707 | 2.96 |
| 包銷商丁 | – | – | – | – | – | – | 58,035,228 | 4.11 |
| 包銷商戊 | – | – | – | – | – | – | 121,191,212 | 8.58 |
| **公眾股東：** | | | | | | | | |
| 公眾股東 | 379,279,470 | 48.31 | 379,279,470 | 48.31 | 682,703,048 | 48.31 | 379,279,470 | 26.84 |
| 總計 | 785,088,828 | 100.00 | 785,088,828 | 100.00 | 1,413,159,890 | 100.00 | 1,413,159,890 | 100.00 |

(ii) 假設未行使之購股權獲行使。

| 股東名稱 | 於最後實際可行日期 現有 股份數目 | % | 緊隨股本重組後（假設未行使之購股權獲行使） 經調整 股份數目 | % | 緊隨公開發售完成後（假設全體股東已全面認購彼等於公開發售項下之配額） 經調整 股份數目 | % | 緊隨公開發售完成後（假設概無股東認購彼等於公開發售項下之配額） 經調整 股份數目 | % |
|---|---|---|---|---|---|---|---|---|
| **主要股東：** | | | | | | | | |
| 劉錫康先生 *（附註1及4）* | 99,823,029 | 12.71 | 99,823,029 | 12.43 | 179,681,452 | 12.43 | 179,681,452 | 12.43 |
| 劉錫淇先生 *（附註2及4）* | 38,693,836 | 4.93 | 38,693,836 | 4.82 | 69,648,904 | 4.82 | 69,648,904 | 4.82 |
| 劉錫澳先生 *（附註3及4）* | 37,507,445 | 4.78 | 37,507,445 | 4.67 | 67,513,401 | 4.67 | 67,513,401 | 4.67 |
| K.K. Nominees Limited *（附註5）* | 3,165,277 | 0.40 | 3,165,277 | 0.39 | 5,697,498 | 0.39 | 5,697,498 | 0.39 |
| Wincard Management Services Limited *（附註6）* | 10,100,415 | 1.29 | 10,100,415 | 1.26 | 18,180,747 | 1.26 | 18,180,747 | 1.26 |
| Philip Lau Holding Corporation *（附註7）* | 169,069,209 | 21.54 | 169,069,209 | 21.05 | 304,324,576 | 21.05 | 304,324,576 | 21.05 |
| 李裕章先生 | 42,140,818 | 5.37 | 42,140,878 | 5.25 | 75,853,580 | 5.25 | 43,140,878 | 2.91 |
| **小計** | 400,500,089 | 51.01 | 400,500,089 | 49.85 | 720,900,158 | 49.85 | 687,187,456 | 47.52 |
| **董事：** | | | | | | | | |
| 卓育賢先生 | 770,000 | 0.10 | 770,000 | 0.10 | 1,386,000 | 0.10 | 770,000 | 0.05 |
| 韓相田先生 | 206,769 | 0.03 | 206,769 | 0.03 | 372,184 | 0.03 | 206,769 | 0.01 |
| **包銷商：** | | | | | | | | |
| 包銷商甲 | - | - | - | - | - | - | 80,097,411 | 5.54 |
| 包銷商乙 | - | - | - | - | - | - | 49,838,389 | 3.45 |
| 包銷商丙及其聯繫人士 *（附註8）* | 4,332,500 | 0.5 | 4,332,500 | 0.54 | 7,798,500 | 0.54 | 43,491,235 | 3.01 |
| 包銷商丁 | - | - | - | - | - | - | 60,518,044 | 4.19 |
| 包銷商戊 | - | - | - | - | - | - | 126,375,916 | 8.74 |
| **公眾股東：** | | | | | | | | |
| 公眾股東 | 379,279,470 | 48.31 | 397,535,470 | 49.49 | 715,563,848 | 49.49 | 397,535,470 | 27.49 |
| **總計** | 785,088,828 | 100.00 | 803,344,828 | 100.00 | 1,446,020,690 | 100.00 | 1,446,020,690 | 100.00 |

*附註1：* 劉錫康先生為主席兼執行董事。

*附註2：* 劉錫淇先生為執行董事及劉錫康先生及劉錫澳先生之胞兄弟。

*附註3：* 劉錫澳先生為執行董事及劉錫康先生及劉錫淇先生之胞兄弟。

*附註4：* 根據收購守則，劉錫康先生、劉錫淇先生及劉錫澳先生被視為一致行動人士，因此，彼等被視為擁有各自持有之現有股份及經調整股份之權益。

*附註5：* K.K. Nominees Limited由劉錫康先生、劉錫淇先生及劉錫澳先生全資實益擁有。劉錫康先生、劉錫淇先生及劉錫澳先生被視為擁有K.K. Nominees Limited擁有之現有股份及經調整股份之權益。

*附註6：* Wincard Management Services Limited由劉錫康先生、劉錫淇先生及劉錫澳先生全資實益擁有。劉錫康先生、劉錫淇先生及劉錫澳先生被視為擁有Wincard Management Services Limited擁有之現有股份及經調整股份之權益。

*附註7：* Philip Lau Holding Corporation由一全權信託基金實益擁有，該全權信託基金之受益人包括劉錫康先生及其聯繫人士。劉錫康先生被視為擁有Philip Lau Holding Corporation擁有之現有股份及經調整股份之權益。

*附註8：* 該等股份由Timemate Industries Ltd實益擁有，該公司由包銷商丙實益擁有75%權益。因此，包銷商丙被視為擁有Timemate Industries Ltd實益擁有之現有股份及經調整股份之權益。

## 調整購股權之行使價及數目

未行使購股權之行使價及數目或須根據購股權計劃相關條款作出調整。

根據購股權計劃，倘本公司股本架構透過溢利或儲備資本化、供股、合併、拆細或削減本公司股本(為於購股權仍可行使時作為支付交易之代價而發行股份除外)而出現任何變動，經獨立財務顧問或本公司核數師證實當時屬公平合理及符合購股權計劃規定之有關相應改動(如有)須於股份數目(惟受到當時尚未行使之購股權所規限)及／或認購價方面作出，惟不得作出可導致以低於面值發行股份或致使承授人所佔本公司之已發行股本比例與以前不同之變動。

本公司將盡快指示獨立財務顧問或其核數師審閱及核實該等調整之基準。本公司將就此另行刊發公佈。

## 本公司過往十二個月之集資活動

緊接本通函日期前十二個月，本公司並無進行任何集資活動。

## 一般事項及上市規則之涵義

由於公開發售將使本公司已發行股本增加超過50%，根據上市規則第7.24(5)條，公開發售須待獨立股東於股東特別大會以投票表決方式批准後，方可作實。任何控股股東及彼等之聯繫人士須於股東特別大會上就有關公開發售之決議案放棄投贊成票。~~於本通函日期~~，劉錫康先生、劉錫淇先生、劉錫澳先生及聯繫公司合共持有358,359,211股股份，佔本公司所有已發行股本約45.65%，乃本公司控股股東，因此，劉錫康先生、劉錫淇先生、劉錫澳先生、聯繫公司、包銷商及彼等各自之聯繫人士須於股東特別大會上就有關批准公開發售之決議案放棄投贊成票。

獨立董事委員會已告成立，以就公開發售向獨立股東提供意見。滙盈融資獲委任為獨立財務顧問，以就公開發售向獨立董事委員會及獨立股東提供意見。

待公開發售於股東特別大會上獲批准後，本公司將在可行情況下盡快向股東寄發載有公開發售進一步資料之發售章程或章程文件(倘適用)。

## 股東特別大會

於二零一零年六月二十三日上午十時正假座香港香港仔大道232號城都工業大廈5樓召開之股東特別大會通告載於本通函第131至134頁。無論　閣下能否親身出席大會，務請盡快按照隨附代表委任表格所印列之指示填妥及交回表格，惟無論如何最遲須於大會或其任何續會(視乎情況而定)指定舉行時間四十八小時前送達過戶處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。填妥及交回代表委任表格後，股東屆時仍可依願親身出席大會或其任何續會(視乎情況而定)，並於會上投票。

## 推薦意見

董事相信，股本重組、公開發售及更改每手買賣單位之條款屬公平合理並符合本公司及股東整體利益，並建議獨立股東投票贊成於股東特別大會就股本重組及公開發售提呈之決議案。敬請細閱本通函第27頁所載有關公開發售之獨立董事委員會函件。獨立董事委員會經考慮獨立財務顧問之意見(全文載於本通函第28至44頁)，認為公開發售之條款就獨立股東而言屬公平合理。

## 其他資料

敬希垂注本通函各附錄所載之資料。

此致

*列位股東*　台照

承董事局命
**升岡國際有限公司***
*主席*
**劉錫康**

二零一零年五月三十一日

* *僅供識別*

*下文為獨立董事委員會就公開發售致獨立股東之推薦意見函件全文。*

**STARLITE**

# STARLIGHT INTERNATIONAL HOLDINGS LIMITED
# 升岡國際有限公司*

*(於百慕達註冊成立之有限公司)*

(股份代號：485)

敬啟者：

**建議按每股發售股份0.12港元(須於接納時悉數支付)**
**公開發售不少於628,071,062股但不超過642,675,862股發售股份**
**(按所持每五股經調整股份獲發售四股發售股份之基準)**

謹此提述本公司日期為二零一零年五月三十一日之通函(「通函」)，本函件為其中一部份。除非文義另有所指，本函件所採用之詞彙與通函所定義者具相同涵義。

吾等已獲董事局委任，以就公開發售之條款對獨立股東而言是否公平合理向獨立股東提供意見。滙盈融資已獲委任為獨立財務顧問，以就此向 閣下及吾等提供意見。

經考慮通函第28至44頁獨立財務顧問致 閣下及吾等之意見函件所載其已考慮之主要理由及因素以及所提供之意見後，吾等認為公開發售符合一般商業條款及本公司及股東之整體利益，且其條款對本公司及獨立股東而言屬公平合理。因此，吾等建議獨立股東投票贊成將於股東特別大會上提呈之普通決議案，以批准公開發售。

此致

*列位獨立股東* 台照

代表獨立董事委員會

| *獨立非執行董事* | *獨立非執行董事* | *獨立非執行董事* |
|---|---|---|
| **何厚鏘** | **陳澤仲** | **卓育賢** |

謹啟

二零一零年五月三十一日

* *僅供識別*

*下文為獨立財務顧問致獨立董事委員會及獨立股東之意見函件全文，以供載入本通函：*


VC CAPITAL LIMITED
滙盈融資有限公司

敬啟者：

**建議按每股發售股份0.12港元(須於接納時悉數支付)公開發售**
**不少於628,071,062股但不超過642,675,862股發售股份**
**(按所持每五股經調整股份獲發售四股發售股份之基準)**

**緒言**

謹此提述吾等獲委聘為獨立財務顧問，就公開發售向獨立董事委員會及獨立股東提供意見，有關詳情載於　貴公司日期為二零一零年五月三十一日之通函(「**通函**」，本函件為其中一部份)之董事局函件內。除文義另有所指外，本函件所用詞彙與通函中所定義者具有相同涵義。

於二零一零年五月十日，　貴公司宣佈將按於記錄日期及時間所持每五(5)股經調整股份可獲發售四(4)股發售股份之基準公開發售不少於628,071,062股但不超過642,675,862股發售股份(須於接納時悉數支付)，以集資(未扣除開支)不少於約75,370,000港元但不多於約77,120,000港元。公開發售由包銷商全數包銷。

劉錫康先生已向　貴公司及包銷商承諾，其將接納並將促使聯繫公司、劉錫淇先生及劉錫澳先生(統稱「**劉氏集團**」)接納其或彼等各自於公開發售項下之配額合共286,687,367股發售股份。

獨立董事委員會已告成立，成員包括全體獨立非執行董事，即何厚鏘先生、陳澤仲先生及卓育賢先生，以就公開發售及包銷協議之條款是否符合正常商業條款、對獨立股東而言是否公平合理及公開發售是否符合　貴公司及股東之整體利益向獨立股東提供意見。

作為獨立董事委員會及獨立股東之獨立財務顧問，吾等之責任乃就公開發售及包銷協議之條款是否符合正常商業條款、對獨立股東而言是否公平合理及公開發售是否符合　貴公司及股東之整體利益向獨立股東提供意見。

滙盈融資有限公司(「**滙盈融資**」)與　貴公司或其主要股東或其任何一致行動或視作一致行動人士概無關連，故被視為符合資格就公開發售提供獨立意見。除就此項委聘應付予吾等之一般專業費用外，概不存在其他安排致使吾等將向　貴公司或其主要股東或其任何一致行動或視作一致行動人士收取任何費用或利益。

## 吾等意見之基準

於達致吾等意見時，吾等乃依賴　貴集團執行董事及高級管理層提供予吾等之資料及事實以及所表達之意見。吾等亦假設通函所載及所提述之資料及聲明於作出時為真實準確及直至股東特別大會日期仍為真實準確。吾等並無理由懷疑　貴集團執行董事及高級管理層提供予吾等之資料及所作聲明之真實性、準確性及完整性。吾等亦獲執行董事告知，通函及向吾等提供之資料並無遺漏任何重大事實。

吾等認為，吾等已審閱充足資料以達致知情意見，合理相信通函所載資料之準確性為可以倚賴，及就吾等之意見提供合理基準。然而，吾等並無對　貴集團之業務及事務或其未來前景進行任何獨立調查，亦無對所獲資料進行任何獨立核證。

全體執行董事在作出一切合理查詢後確認，就彼等所深知，通函所表達之意見乃經審慎周詳考慮後始行作出，且通函並無遺漏任何其他事實，致使通函內任何聲明有誤導成份。

## 所考慮之主要因素及理由

於考慮公開發售及包銷協議之條款是否符合正常商業條款、對獨立股東而言是否公平合理及公開發售是否符合　貴公司及股東之整體利益時，吾等曾考慮以下主要因素及理由：

### 1. 進行公開發售之理由

貴集團主要從事一系列電子產品設計、製造及銷售及證券買賣。

下表概述 貴集團截至二零零九年三月三十一日止兩個財政年度及截至二零零九年九月三十日止六個月之經審核綜合財務資料：

| *(千港元)* | 截至九月三十日止六個月 | | 截至三月三十一日止財政年度 | |
|---|---|---|---|---|
| | 二零零九年 | 二零零八年 | 二零零九年 | 二零零八年 |
| | *(未經審核)* | *(未經審核)* | *(經審核)* | *(經審核)* |
| 營業額 | 389,549 | 767,424 | 1,281,062 | 2,199,033 |
| 毛利 | 72,106 | 172,044 | 256,865 | 532,722 |
| 除税前(虧損)溢利 | (23,697) | 7,594 | (118,408) | 64,025 |
| 期間淨(虧損)溢利 | (24,741) | 6,870 | (119,688) | 45,494 |
| 資產淨值 | 654,729 | 675,697 | 675,697 | 799,776 |
| 銀行結存及現金 | 132,938 | 103,572 | 103,572 | 77,068 |

參考上表， 貴公司於截至二零零九年三月三十一日止財政年度及於截至二零零九年九月三十日止六個月分別錄得約119,690,000港元及24,740,000港元之虧損。根據 貴公司截至二零零九年三月三十一日止年度之年報，該虧損主要由於電子生產業務大受經濟衰退影響所致。由於環球金融危機，於截至二零零九年三月三十一日止財政年度，北美及歐洲之銷售額分別下跌約35%及約54%， 貴公司主要地區分部歐洲及美國(佔 貴集團銷售額約96%)所產生之收入難免受損。誠如 貴公司截至二零零九年九月三十日止六個月之中期報告所披露，約24,740,000港元虧損乃主要由於銷售額下滑及毛利率較二零零八年溫和下跌，連同環球金融危機導致美國疲弱之經濟消費及審慎之零售趨勢所致。

誠如董事局函件所披露，預期公開發售所得款項淨額(扣除所有必要開支如包銷商佣金及其他專業費用及開支後)將不會少於約72,910,000港元惟不超過約74,660,000港元，將撥作 貴集團日常業務之營運資金，以及撥作有關Polaroid特許權之業務所需資金。

吾等獲　貴公司管理層告知，取得根據日期為二零一零年三月二十二日協議(「**特許權協議**」)授出之特許權後，預期　貴集團製造及銷售Polaroid特許權產品之業務將成為　貴公司之新收入來源。特許權協議初步為期五年並可續約。憑藉訂立特許權協議，　貴集團可以Polaroid之名義生產及推廣其產品，包括手提式DVD播放器、藍光碟播放器、iPod兼容平台座及電子書閱讀器。隨著整體經濟自二零零九年全球金融危機後開始逐步回穩，董事認為電子消費產品之需求將復甦，而Polaroid特許權將有助增強　貴集團產品之市場性，並可為　貴集團產品之銷售帶來正面影響。

據董事告知，於二零一零年三月三十一日，　貴集團擁有銀行結存及現金約80,000,000港元，擬主要用作　貴集團現有業務。鑑於(i)　貴集團現有業務之經營成本；及(ii)生產Polaroid特許權產品之財務需求，董事認為　貴公司為　貴集團之營運及業務發展集資乃審慎之舉。

經考慮(i)繼續進行　貴集團現有業務及Polaroid特許權所需新資金；及(ii)Polaroid特許權可能為　貴集團帶來之潛在利益，吾等及董事一致認為　貴集團進行公開發售為合理且符合　貴公司及股東之整體利益。

**2.　可供　貴集團選擇之其他融資方法**

誠如董事局函件所述，緊接本通函日期前十二個月，　貴公司並無進行任何集資活動。吾等獲　貴公司管理層告知，　貴公司已考慮供股、配售新股份及債務融資等其他集資方法。

執行董事認為債務融資並非最佳集資方法，原因是債務融資會產生利息開支，可能對　貴集團之財務狀況構成不利影響及視乎　貴集團當時之財務狀況及資本架構及當前市況，可能須經過冗長之盡職審查及與銀行磋商及／或更嚴厲之條款方可落實。執行董事認為以長期資金(股權形式尤為可取)為　貴集團之業務及發展融資較為審慎，原因在於股本融資之財務成本低於債務融資。鑑於配售新股份對股東權益之攤薄效應，及並非全體股東可平等參與此類配售，故執行董事認為公開發售符合　貴公司及股東之最佳利益。公開發售可擴大　貴公司資本基礎並增加股份之流通量，亦為股東參與　貴公司發展之良機。經考慮上述因素，吾等及董事一致認為，相比其他融資選擇，公開發售乃　貴集團取得所需資金之較佳方法，且公開發售符合　貴公司及股東之整體利益。

## 3. 公開發售

貴公司建議按於記錄日期及時間所持每五股經調整股份可獲發售四股發售股份之基準，以認購價（須於接納時悉數支付股款）公開發售不少於628,071,062股但不超過642,675,862股發售股份。公開發售須待（其中包括）(i)獨立股東於股東特別大會上通過普通決議案（須以投票方式表決）批准公開發售；(ii)股東於股東特別大會上通過特別決議案（須以投票方式表決）批准股本重組且股本重組已告生效；(iii)聯交所上市委員會批准因股本重組而發行之經調整股份上市及買賣；(iv)聯交所上市委員會批准或同意批准（於配發後方可作實）發售股份上市及買賣，且截至發售股份買賣首日並無撤回或撤銷有關批准；及(v) 貴公司、包銷商及劉錫康先生遵守及履行包銷協議條款下之所有承諾及責任後，方可作實。

### *3.1 公開發售之主要條款*

*(a) 認購價*

發售股份之認購價每股0.12港元較：

(i) 經調整股份於最後實際可行日期在聯交所所報收市價每股0.25港元折讓約52.00%；

(ii) 經調整股份於最後交易日在聯交所所報收市價每股0.30港元折讓約60.00%；

(iii) 經調整股份於截至最後交易日（包括該日）止最後五個交易日之平均收市價每股約0.31港元折讓約61.29%；

(iv) 經調整股份於截至最後交易日（包括該日）止最後十個交易日之平均收市價每股約0.312港元折讓約61.54%；

(v) 每股經調整股份之資產淨值約0.86港元（根據 貴公司截至二零零九年三月三十一日止年度之經審核財務報告及緊接公開發售完成前已發行之經調整股份數目計算，並假設概無購股權將獲行使）折讓約86.00%；及

(vi) 按最後交易日聯交所所報收市價計算之每股經調整股份理論除權價0.22港元折讓約45.45%。

誠如董事局函件所述，認購價乃由 貴公司及包銷商經參考當前市況後經公平磋商協定，並已考慮到(i)現有股份流通量偏低；(ii) 貴集團業務於二零零九年財政年度及截至二零零九年九月三十日止六個月中期均錄得經營虧損；(iii)擴展 貴集團Polaroid特許權項下業務之新資金需求；及(iv)較低認購價可吸引更多投資者或股東參與公開發售。因此，執行董事認為發售股份之認購價及認購價折讓對獨立股東而言屬公平合理並符合 貴公司及股東之整體利益。

為評估認購價之公平性及合理性，吾等已考慮下列因素：

*(b) 與近期公開發售及供股交易之比較*

吾等已據吾等所知，綜合以下聯交所主板(「**主板**」)上市公司公佈之9項公開發售及供股交易(「**可資比較交易**」)作比較，詳列於下表。可資比較交易涉及主板上市公司由二零零九年十二月七日(即包銷協議日期前六個月)起至包銷協議(包括該日)(「**回顧期間**」)公佈須獲股東批准之公開發售及供股交易。可資比較交易乃吾等根據上述標準盡其最大努力對已公佈資料研究後所能搜集到於回顧期間公開發售及供股交易之完整清單。

**表一：　於回顧期間其他上市公司公佈之公開發售及供股交易之可資比較分析**

| 公佈日期 | 公司<br>(股份代號) | 配額基準 | 額外申請 | 認購價較刊登公佈前最後交易日股份收市價溢價／(折讓)<br>% | 認購價較刊登公佈前最後交易日理論除權價溢價／(折讓)<br>% | 包銷佣金<br>% |
|---|---|---|---|---|---|---|
| 二零零九年十二月八日 | 永安旅遊(控股)有限公司(1189) | 每1股獲發5股 | 適用 | (82.14) | (43.40) | 2.00 |
| 二零一零年一月十一日 | 漢傳媒集團有限公司(491) | 每1股獲發8股 | 適用 | (81.31) | (32.66) | 2.50 |
| 二零一零年一月十四日 | 悅達礦業控股有限公司(629) | 每1股獲發1股 | 適用 | (46.90) | (30.64) | 2.00 |
| 二零一零年一月十四日 | 宏安集團有限公司 (1222)<br>*(附註1)* | 每1股獲發3股(每3股供股股份獲發2股紅股) | 適用 | (88.73) | (56.81) | 2.50 |
| 二零一零年一月二十八日 | 金山工業(集團)有限公司(40) | 每7股獲發3股 | 適用 | (50.00) | (41.40) | 2.75 |
| 二零一零年二月十七日 | 意馬國際控股有限公司(585) | 每1股獲發4股 | 適用 | (93.10) | (72.90) | 1.00 |
| 二零一零年三月二日 | 招商銀行股份有限公司(3968) | 每10股獲發1.3股 | 適用 | (49.19) | (46.14) | 不適用 |
| 二零一零年三月四日 | 合一投資控股有限公司(913) | 每1股獲發2股 | 適用 | (68.75) | (42.31) | 2.50 |
| 二零一零年三月十九日 | 聯合基因科技集團有限公司(399) | 每1股獲發1股 | 不適用 | (89.17) | (80.45) | 5.00<br>*(附註2)* |
| **平均數** | | | | **(72.14)** | **(49.63)** | **2.53** |
| **中位數** | | | | **(81.31)** | **(43.40)** | **2.50** |
| **最高** | | | | **(46.90)** | **(30.64)** | **5.00** |
| **最低** | | | | **(93.10)** | **(80.45)** | **1.00** |
| | **貴公司** | **每5股獲發4股** | **不適用** | **(60.00)** | **(45.45)** | **1.50** |

*資料來源：　聯交所網站*

*附註：*

1. 於是項供股交易，供股股份連同紅股發行。認購價較(i)股份於最後交易日之收市價；及(ii)股份理論除權價之折讓乃根據每股供股股份之實際認購價格(已計及將連同一股繳足供股股份發行之未繳足股款紅股)計算。

2. 於是項供股交易，供股股份由兩名包銷商按5.0%及0.0%佣金包銷。

誠如上表所示，吾等注意到可資比較交易之個別認購價較相關刊登公佈前最後交易日各自之股份收市價溢價／折讓介乎折讓約93.10%至折讓約46.90%，平均折讓及折讓中位數分別約為72.14%及約81.31%。可資比較交易之個別認購價較相關刊登公佈前最後交易日理論除權價分別溢價／折讓介乎折讓約80.45%至折讓約30.64%，平均折讓及折讓中位數分別約為49.63%及約43.40%。吾等注意到認購價較最後交易日之收市價及理論除權價分別折讓約60.00%及約45.45%，與市場一致且低於可資比較交易之平均折讓。因此，吾等認為認購價較最後交易日之收市價及理論除權價之折讓並非過高，且認購價對獨立股東而言屬公平合理。

*(c) 現有股份之股價表現*

下表列示於回顧期間及截至最後實際可行日期(包括該日)現有股份於聯交所所報之收市價：


現有股份於二零一零年五月十日暫停買賣
0.6
0.5
0.4
0.3
0.2
0.1
0.0
港元
平均價 0.330
中位數 0.305
理論除權價 0.220
認購價 0.120
最後實際可行日期
二零零九年十二月七日
二零一零年二月七日
二零一零年四月七日
收市價
中位數
理論除權價
平均價
認購價

於回顧期間及截至最後實際可行日期(包括該日)內，現有股份之買賣價介乎0.245港元至0.500港元。吾等注意到認購價與理論除權價均低於股份於回顧期間及截至最後實際可行日期(包括該日)之收市價。吾等認為，這將提高公開發售對股東之吸引力。

*(d) 包銷協議*

包銷協議乃由包銷商與 貴公司於二零一零年五月七日交易時段結束後訂立。根據包銷協議及遵照其條款及條件，包銷商已同意按下列比例全數包銷不少於341,383,695股包銷股份但不多於355,988,495股包銷股份：

| **包銷商** | **佔包銷股份百分比** | **包銷之發售股份數目上限** |
|---|---:|---:|
| 包銷商甲 | 22.5% | 80,097,412 |
| 包銷商乙 | 14.0% | 49,838,389 |
| 包銷商丙 | 11.0% | 39,158,734 |
| 包銷商丁 | 17.0% | 60,518,044 |
| 包銷商戊 | 35.5% | 126,375,916 |

據董事作出一切合理查詢後所悉、所知及所信，各包銷商均為獨立於 貴公司或其任何附屬公司之其他包銷商、董事、行政總裁或主要股東或彼等任何聯繫人士且與彼等概無關連之第三方，且並非與任何股東一致行動。

公開發售並非由日常業務包括包銷之財務機構包銷，而是由並非從事包銷之人士所組成之包銷商包銷。吾等獲 貴公司告知， 貴公司已與一間日常業務包括包銷之財務機構協商，亦已就包銷公開發售與其他財務機構接洽，惟經考慮該等財務機構提供之條件遜於包銷商所提供之條件。特別是 貴公司將就公開發售向包銷商支付全部合理法律費用及包銷商之其他合理實報實銷開支，並就各包銷商同意認購之包銷股份支付相當於總認購價

1.50%之包銷佣金(「**包銷佣金**」)。該等包銷佣金低於專業包銷商一般收取之佣金。經參考上文表一所示，包銷佣金亦符合市場水平，且屬於介乎可資比較交易之1.00%至5.00%範圍內。經考慮上述因素，吾等認為包銷公開發售及包銷佣金對獨立股東而言屬公平合理並符合 貴公司及股東之整體利益。

*(e) 不得申請額外發售股份*

誠如董事局函件所載，董事認為，公開發售令合資格股東可維持彼等各自於 貴公司之持股比例並參與 貴集團之日後增長及發展。董事認為，不向股東提呈任何額外申請屬公平合理，並符合 貴公司及股東之整體利益。

經與包銷商公平磋商後，並考慮到在無額外申請之情況下相關行政成本亦會較低， 貴公司遂決定，合資格股東無權申請超出彼等既定配額之任何發售股份。合資格股東並未接納之任何發售股份及除外海外股東根據公開發售原應獲配給之發售股份將由包銷商接納。

考慮到(i)公開發售旨在通過由合資格股東認購各自獲配發之發售股份，為彼等提供公平機會維持彼等各自於 貴公司之持股比例；(ii)公開發售或供股交易項下不設額外申請安排實屬普遍；及(iii)不設額外申請之行政成本較低，吾等認為公開發售項下不設額外申請安排可予接納。

**4. 對 貴公司股權架構之影響**

(i)假設未行使之購股權於記錄日期及時間前未獲行使；及(ii)假設緊隨股本重組後尚未行使之購股權獲悉數行使， 貴公司之股權架構變動如下表所示。

表二： (i)假設未行使之購股權於記錄日期及時間前未獲行使

| | 於最後實際可行日期 | | 緊隨股本重組後 | | 緊隨公開發售完成後（假設全體合資格股東已全面認購彼等於公開發售項下之配額） | | 緊隨公開發售完成後（假設概無合資格股東認購彼等於公開發售項下之配額） | |
|---|---|---|---|---|---|---|---|---|
| | *現有股份數目* | *概約百分比* | *經調整股份數目* | *概約百分比* | *經調整股份數目* | *概約百分比* | *經調整股份數目* | *概約百分比* |
| **主要股東：** | | | | | | | | |
| 劉錫康先生 *(附註1及4)* | 99,823,029 | 12.71 | 99,823,029 | 12.71 | 179,681,452 | 12.71 | 179,681,452 | 12.71 |
| 劉錫淇先生 *(附註2及4)* | 38,693,836 | 4.93 | 38,693,836 | 4.93 | 69,648,904 | 4.93 | 69,648,904 | 4.93 |
| 劉錫澳先生 *(附註3及4)* | 37,507,445 | 4.78 | 37,507,445 | 4.78 | 67,513,401 | 4.78 | 67,513,401 | 4.78 |
| K.K. Nominees Limited *(附註5)* | 3,165,277 | 0.40 | 3,165,277 | 0.40 | 5,697,498 | 0.40 | 5,697,498 | 0.40 |
| Wincard Management Services Limited *(附註6)* | 10,100,415 | 1.29 | 10,100,415 | 1.29 | 18,180,747 | 1.29 | 18,180,747 | 1.29 |
| Philip Lau Holding Corporation *(附註7)* | 169,069,209 | 21.54 | 169,069,209 | 21.54 | 304,324,576 | 21.54 | 304,324,576 | 21.54 |
| 李裕章先生 | 42,140,878 | 5.37 | 42,140,878 | 5.37 | 75,853,580 | 5.37 | 42,140,878 | 2.98 |
| 小計 | **400,500,089** | **51.01** | **400,500,089** | **51.01** | **720,900,158** | **51.01** | **687,187,456** | **48.63** |

| | 於最後實際可行日期 | | 緊隨股本重組後 | | 緊隨公開發售完成後（假設全體合資格股東已全面認購彼等於公開發售項下之配額） | | 緊隨公開發售完成後（假設概無合資格股東認購彼等於公開發售項下之配額） | |
|---|---|---|---|---|---|---|---|---|
| | *現有股份數目* | *概約百分比* | *經調整股份數目* | *概約百分比* | *經調整股份數目* | *概約百分比* | *經調整股份數目* | *概約百分比* |
| **董事：** | | | | | | | | |
| 卓育賢先生 | 770,000 | 0.10 | 770,000 | 0.10 | 1,386,000 | 0.10 | 770,000 | 0.05 |
| 韓相田先生 | 206,769 | 0.03 | 206,769 | 0.03 | 372,184 | 0.03 | 206,769 | 0.01 |
| **包銷商：** | | | | | | | | |
| 包銷商甲 | – | – | – | – | – | – | 76,811, 331 | 5.44 |
| 包銷商乙 | – | – | – | – | – | – | 47,793,717 | 3.38 |
| 包銷商丙及其聯繫人士*(附註8)* | 4,332,500 | 0.55 | 4,332,500 | 0.55 | 7,798,500 | 0.55 | 41,884,707 | 2.96 |
| 包銷商丁 | – | – | – | – | – | – | 58,035,228 | 4.11 |
| 包銷商戊 | – | – | – | – | – | – | 121,191,212 | 8.58 |
| **公眾股東：** | | | | | | | | |
| 公眾股東 | 379,279,470 | 48.31 | 379,279,470 | 48.31 | 682,703,048 | 48.31 | 379,279,470 | 26.84 |
| **總計** | **785,088,828** | **100.00** | **785,088,828** | **100.00** | **1,413,159,890** | **100.00** | **1,413,159,890** | **100.00** |

表二： (ii)假設緊隨股本重組後未行使之購股權獲悉數行使

| | 於最後實際可行日期 | | 緊隨股本重組後（假設未行使購股權獲全面行使） | | 緊隨公開發售完成後（假設全體合資格股東已全面認購彼等於公開發售項下之配額） | | 緊隨公開發售完成後（假設概無合資格股東認購彼等於公開發售項下之配額） | |
|---|---|---|---|---|---|---|---|---|
| | *現有股份數目* | *概約百分比* | *經調整股份數目* | *概約百分比* | *經調整股份數目* | *概約百分比* | *經調整股份數目* | *概約百分比* |
| **主要股東：** | | | | | | | | |
| 劉錫康先生 *(附註1及4)* | 99,823,029 | 12.71 | 99,823,029 | 12.43 | 179,681,452 | 12.43 | 179,681,452 | 12.43 |
| 劉錫淇先生 *(附註2及4)* | 38,693,836 | 4.93 | 38,693,836 | 4.82 | 69,648,904 | 4.82 | 69,648,904 | 4.82 |
| 劉錫澳先生 *(附註3及4)* | 37,507,445 | 4.78 | 37,507,445 | 4.67 | 67,513,401 | 4.67 | 67,513,401 | 4.67 |
| K.K. Nominees Limited *(附註5)* | 3,165,277 | 0.40 | 3,165,277 | 0.39 | 5,697,498 | 0.39 | 5,697,498 | 0.39 |
| Wincard Management Services Limited *(附註6)* | 10,100,415 | 1.29 | 10,100,415 | 1.26 | 18,180,747 | 1.26 | 18,180,747 | 1.26 |
| Philip Lau Holding Corporation *(附註7)* | 169,069,209 | 21.54 | 169,069,209 | 21.05 | 304,324,576 | 21.05 | 304,324,576 | 21.05 |
| 李裕章先生 | 42,140,818 | 5.37 | 42,140,878 | 5.25 | 75,853,580 | 5.25 | 43,140,878 | 2.91 |
| 小計 | **400,500,089** | **51.01** | **400,500,089** | **49.85** | **720,900,158** | **49.85** | **687,187,456** | **47.52** |

| | 於最後實際可行日期 | | 緊隨股本重組後（假設未行使購股權獲全面行使） | | 緊隨公開發售完成後（假設全體合資格股東已全面認購彼等於公開發售項下之配額） | | 緊隨公開發售完成後（假設概無合資格股東認購彼等於公開發售項下之配額） | |
|---|---|---|---|---|---|---|---|---|
| | *現有股份數目* | *概約百分比* | *經調整股份數目* | *概約百分比* | *經調整股份數目* | *概約百分比* | *經調整股份數目* | *概約百分比* |
| **董事：** | | | | | | | | |
| 卓育賢先生 | 770,000 | 0.10 | 770,000 | 0.10 | 1,386,000 | 0.10 | 770,000 | 0.05 |
| 韓相田先生 | 206,769 | 0.03 | 206,769 | 0.03 | 372,184 | 0.03 | 206,769 | 0.01 |
| **包銷商：** | | | | | | | | |
| 包銷商甲 | – | – | – | – | – | – | 80,097,411 | 5.54 |
| 包銷商乙 | – | – | – | – | – | – | 49,838,389 | 3.45 |
| 包銷商丙及其聯繫人士*(附註8)* | 4,332,500 | 0.50 | 4,332,500 | 0.54 | 7,798,500 | 0.54 | 43,491,235 | 3.01 |
| 包銷商丁 | – | – | – | – | – | – | 60,518,044 | 4.19 |
| 包銷商戊 | – | – | – | – | – | – | 126,375,916 | 8.74 |
| **公眾股東：** | | | | | | | | |
| 公眾股東 | 379,279,470 | 48.31 | 397,535,470 | 49.49 | 715,563,848 | 49.49 | 397,535,470 | 27.49 |
| **總計** | **785,088,828** | **100.00** | **803,344,828** | **100.00** | **1,446,020,690** | **100.00** | **1,446,020,690** | **100.00** |

*附註：*

1. 劉錫康先生為主席兼執行董事。

2. 劉錫淇先生為執行董事及劉錫康先生及劉錫澳先生之胞兄弟。

3. 劉錫澳先生為執行董事及劉錫康先生及劉錫淇先生之胞兄弟。

4. 根據收購守則，劉錫康先生、劉錫淇先生及劉錫澳先生被視為一致行動人士，因此，彼等被視為擁有各自持有之現有股份及經調整股份之權益。

5. K.K. Nominees Limited由劉錫康先生、劉錫淇先生及劉錫澳先生全資實益擁有。劉錫康先生、劉錫淇先生及劉錫澳先生被視為擁有K.K. Nominees Limited擁有之現有股份及經調整股份之權益。

6. Wincard Management Services Limited由劉錫康先生、劉錫淇先生及劉錫澳先生全資實益擁有。劉錫康先生、劉錫淇先生及劉錫澳先生被視為擁有Wincard Management Services Limited擁有之現有股份及經調整股份之權益。

7. Philip Lau Holding Corporation由一全權信託基金實益擁有，該全權信託基金之受益人包括劉錫康先生及其聯繫人士。劉錫康先生被視為擁有Philip Lau Holding Corporation擁有之現有股份及經調整股份之權益。

8. 該等股份由Timemate Industries Ltd.實益擁有，該公司由包銷商丙實益擁有75%權益。因此，包銷商丙被視為擁有Timemate Industries Ltd.實益擁有之現有股份及經調整股份之權益。

公開發售按相同基準向所有合資格股東提呈發售。所有合資格股東務請留意，彼等各自有權認購發售股份，以維持其於 貴公司之相關比例權益。就悉數接納公開發售項下各自配額之合資格股東而言，其於 貴公司之股權於完成公開發售後維持不變。

就未悉數接納公開發售項下各自配額之合資格股東而言，視乎其所接納之相關配額，其於 貴公司之股權將會被攤薄。舉例而言，參考上表，假設概無合資格股東(劉氏集團除外)接納公開發售項下各自之配額，公眾股東於 貴公司之股權將由最後實際可行日期之約48.31%攤薄至(i)緊隨公開發售完成後並假設於記錄日期及時間前概無行使尚未行使購股權之約26.84%；或(ii)緊隨公開發售完成後並假設於緊隨股本重組後行使全部尚未行使購股權之約27.49%。

儘管公開發售或會攤薄股東之現有股權，但鑑於(i)公開發售為合資格股東提供認購其公開發售項下各自配額之平等機會；(ii) 貴集團日後發展計劃之融資需要；及(iii)選擇悉數接納公開發售項下各自配額之合資格股東可維持彼等於公開發售後於 貴公司之現有股權，吾等認為對 貴公司股東股權之潛在攤薄影響乃屬合理。

## 5. 公開發售之財務影響

*資產淨值*

根據於本通函附錄二所載　貴集團未經審核備考綜合有形資產淨值報表(「**該報表**」)，　貴集團於二零零九年九月三十日之未經審核綜合有形資產淨值約為624,260,000港元。根據最後實際可行日期已發行之785,088,828股現有股份(相當於785,088,828股經調整股份)計算，　貴集團每股經調整股份之未經審核經調整綜合有形資產淨值約為0.80港元。

根據該報表，緊隨股本重組及公開發售完成後　貴集團未經審核備考經調整綜合有形資產淨值將約為697,170,000港元(以將發行628,071,062股發售股份之基準計算)，假設於記錄日期及時間前概無行使尚未行使購股權，　貴集團每股經調整股份之未經審核備考經調整綜合有形資產淨值將下跌至每股經調整股份約0.49港元。

吾等注意到於公開發售完成後，每股資產淨值將會減少。然而，鑑於公開發售所籌集之新資金將用於　貴集團Polaroid特許權項下業務之發展，預期Polaroid特許權項下業務將成為　貴集團新收入來源，吾等認為每股股份之資產淨值減少乃屬合理。

*現金流量*

鑑於預期公開發售所得款項淨額(扣除所有必要開支如包銷商佣金及其他專業費用及開支後)，　貴集團將錄得不少於約72,910,000港元惟不超過約74,660,000港元之淨現金流入。

*資產負債比率*

根據　貴公司最近刊發之截至二零零九年九月三十日止六個月之中期報告，於二零零九年九月三十日，　貴集團之資產負債比率(按未經審核總借貸約381,330,000港元除以未經審核股東資金約650,890,000港元計算)約為0.59倍。於公開發售完成後，　貴集團之資產負債比率預期將因公開發售估計所得款項淨額為不少於約72,910,000港元惟不超過約74,660,000港元之營運資金增加而改善。

考慮到完成公開發售將為　貴集團之現金流量及資產負債比率帶來正面影響，吾等認為公開發售乃符合　貴公司及股東整體利益。

股東務請留意，上述分析僅供參考之用，並不表示　貴集團於公開發售完成後之財務狀況。

**推薦意見**

經考慮上述主要因素及理由後，吾等認為公開發售及包銷協議之條款為正常商業條款並且對獨立股東而言屬公平合理；以及公開發售符合　貴公司及股東之整體利益。因此，吾等推薦獨立董事委員會建議獨立股東於股東特別大會上投票贊成批准公開發售之相關決議案。

此致

*升岡國際有限公司**
*獨立董事委員會及列位獨立股東*　台照

代表
**滙盈融資有限公司**

| *執行董事* | *董事* |
|---|---|
| **劉明** | **許宜清** |

二零一零年五月三十一日

* *僅供識別*

## 綜合損益表

| | 附註 | 截至3月31日止年度 2007年 千港元 | 2008年 千港元 | 2009年 千港元 | 截至9月30日止6個月 2009年 千港元 |
|---|---|---|---|---|---|
| 營業額 | 5 | 2,434,241 | 2,199,033 | 1,281,062 | 389,549 |
| 銷售成本 | | (1,951,018) | (1,666,311) | (1,024,197) | (317,443) |
| 毛利 | | 483,223 | 532,722 | 256,865 | 72,106 |
| 其他收入 | 6 | 25,709 | 22,194 | 30,357 | 14,386 |
| 分銷成本 | | (213,620) | (295,479) | (186,529) | (55,048) |
| 行政費用 | | (170,154) | (168,461) | (167,473) | (55,619) |
| 投資物業之公平價值(減少)增加 | 13 | 3,322 | 27,531 | (16,736) | 5,051 |
| 衍生金融工具之公平價值增加 | | 3,576 | 2,599 | 1,667 | – |
| 指定為按公平價值計入損益之金融資產之公平價值減少 | | 1,120 | (2,167) | (1,591) | – |
| 持作買賣之投資之公平價值減少 | | 1,949 | (7,976) | (12,868) | – |
| 已確認可供出售投資之減值虧損 | | (150) | – | – | – |
| 被視為出售附屬公司部份權益之(虧損)溢利 | 35 | 10,194 | 279 | (150) | – |
| 出售一家附屬公司之溢利 | | 99 | – | – | – |
| 融資成本 | 7 | (26,975) | (47,590) | (22,528) | (5,034) |
| 應佔聯營公司溢利 | | 1,613 | 373 | 578 | 461 |
| 除税前(虧損)溢利 | 8 | 119,906 | 64,025 | (118,408) | (23,697) |
| 税項 | 10 | (9,715) | (18,531) | (1,280) | (1,044) |
| 本年度(虧損)溢利 | | 110,191 | 45,494 | (119,688) | (24,741) |
| 下列人士應佔： | | | | | |
| 本公司股東 | | 105,196 | 45,914 | (110,186) | (17,675) |
| 少數股東權益 | | 4,995 | (420) | (9,502) | (7,066) |
| | | 110,191 | 45,494 | (119,688) | (24,741) |
| 年內已確認為分派之股息 | 11 | | | | |
| －2009年中期股息：無(2008年：每股4.8港仙) | | 34,466 | 37,938 | – | – |
| －2008年末期股息：無(2008年：2007年末期股息每股3.5港仙) | | 22,735 | 27,677 | – | – |
| | | 57,201 | 65,615 | – | – |
| 建議末期股息每股零港仙(2008年：無) | 11 | 27,677 | – | – | – |
| | | 港仙 | 港仙 | 港仙 | 港仙 |
| 每股(虧損)盈利 | 12 | | | | |
| －基本 | | 13.80 | 5.81 | (14.03) | (2.25) |
| －攤薄 | | 13.50 | 5.75 | 不適用 | 不適用 |

## 綜合資產負債表

| | 附註 | 2007年 千港元 | 於3月31日 2008年 千港元 | 2009年 千港元 | 於9月30日 2009年 千港元 |
|---|---|---|---|---|---|
| **非流動資產** | | | | | |
| 投資物業 | 13 | 81,121 | 108,652 | 91,916 | 91,916 |
| 物業、廠房及設備 | 14 | 305,842 | 298,575 | 272,565 | 258,462 |
| 預付租賃款項 | 15 | 4,136 | 65,062 | 63,676 | 3,835 |
| 產品發展成本 | 16 | 954 | 607 | 260 | 87 |
| 商譽 | 17 | 25,494 | 27,671 | 26,541 | 26,541 |
| 應佔聯營公司權益 | 19 | 8,200 | 8,573 | 8,071 | 8,532 |
| 可供出售之投資 | 20 | 24,075 | 24,052 | 24,048 | 24,052 |
| 遞延稅項資產 | 30 | 1,263 | 7,542 | 5,918 | 5,918 |
| 收購土地使用權之按金 | | 14,711 | – | – | – |
| | | 465,796 | 540,734 | 492,995 | 419,343 |
| **流動資產** | | | | | |
| 存貨 | 22 | 451,244 | 543,606 | 402,471 | 456,742 |
| 應收賬項、按金及預付款項 | 23 | 343,704 | 269,025 | 181,451 | 334,181 |
| 預付租賃款項 | 15 | 121 | 1,386 | 1,386 | 121 |
| 應收關連人士賬項 | | 17,196 | – | – | – |
| 應收聯營公司賬項 | 24 | 3,989 | 3,989 | 2,945 | 2,989 |
| 可收回稅項 | | 11,659 | 9,852 | 4,919 | 2,564 |
| 持作買賣之投資 | 25 | 25,613 | 20,381 | 6,955 | 11,941 |
| 衍生金融工具 | 21 | 480 | 120 | – | – |
| 指定為按公平價值計入損益之金融資產 | 21 | 20,795 | 8,149 | 798 | 564 |
| 銀行結存及現金 | 26 | 92,401 | 77,068 | 103,572 | 132,938 |
| | | 967,202 | 933,576 | 704,497 | 942,040 |
| **流動負債** | | | | | |
| 應付賬項及應計費用 | 27 | 273,829 | 176,212 | 185,227 | 314,022 |
| 應付聯營公司賬項 | 24 | 2,809 | 2,809 | 2,809 | 2,809 |
| 衍生金融工具 | 21 | 438 | 518 | 50 | 532 |
| 應付稅項 | | 4,752 | 16,603 | 1,797 | 2,114 |
| 於一年內到期之貸款 | 28 | 329,515 | 430,160 | 302,309 | 363,106 |
| 銀行透支 | 29 | 1,722 | 8,171 | – | 23 |
| | | 613,065 | 634,473 | 492,192 | 682,606 |
| **流動資產淨值** | | 354,137 | 299,103 | 212,305 | 259,434 |
| **總資產減流動負債** | | 819,933 | 839,837 | 705,300 | 678,777 |

| | 附註 | 於3月31日 2007年 千港元 | 2008年 千港元 | 2009年 千港元 | 於9月30日 2009年 千港元 |
|---|---|---|---|---|---|
| 非流動負債 | | | | | |
| 遞延稅項負債 | 30 | 7,583 | 5,171 | 5,821 | 5,821 |
| 於一年後到期之貸款 | 28 | – | 34,890 | 23,782 | 18,227 |
| | | 7,583 | 40,061 | 29,603 | 24,048 |
| 資產淨值 | | 812,350 | 799,776 | 675,697 | 654,729 |
| 股本及儲備 | | | | | |
| 股本 | 31 | 315,043 | 316,151 | 314,035 | 314,035 |
| 儲備 | | 482,074 | 465,588 | 351,065 | 336,851 |
| 本公司股東應佔權益 | | 797,117 | 781,739 | 665,100 | 650,886 |
| 上市附屬公司之購股權儲備 | | 66 | 253 | 392 | 392 |
| 少數股東權益 | | 15,167 | 17,784 | 10,205 | 3,451 |
| 總權益 | | 812,350 | 799,776 | 675,697 | 654,729 |

## 綜合權益變動表

*截至2009年3月31日止年度*

| | 股本<br>*千港元* | 股份溢價<br>*千港元* | 合併儲備<br>*千港元* | 商譽儲備<br>*千港元* | 投資重估儲備<br>*千港元* | 其他物業重估儲備<br>*千港元* | 換算儲備<br>*千港元* | 購股權儲備<br>*千港元* | 股本贖回儲備<br>*千港元* | 累計溢利<br>*千港元* | 本公司股東應佔權益<br>*千港元* | 上市附屬公司之購股權儲備<br>*千港元* | 少數股東權益<br>*千港元* | 總計<br>*千港元* |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 於2007年4月1日 | 315,043 | 100,393 | 37,138 | (3,688) | (59) | 2,007 | 9,726 | 3,765 | 51,786 | 281,006 | 797,117 | 66 | 15,167 | 812,350 |
| 可供出售投資公平值減少 | - | - | - | - | (23) | - | - | - | - | - | (23) | - | - | (23) |
| 兌換海外業務所產生之匯兌差額 | - | - | - | - | - | - | (147) | - | - | - | (147) | - | 513 | 366 |
| 收入及支出之淨額在股本權益直接確認 | - | - | - | - | (23) | - | (147) | - | - | - | (170) | - | 513 | 343 |
| 本年度溢利 | - | - | - | - | - | - | - | - | - | 45,914 | 45,914 | - | (420) | 45,494 |
| 本年度總確認收入及支出 | - | - | - | - | (23) | - | (147) | - | - | 45,914 | 45,744 | - | 93 | 45,837 |
| | 315,043 | 100,393 | 37,138 | (3,688) | (82) | 2,007 | 9,579 | 3.765 | 51,786 | 326,920 | 842,861 | 66 | 15,260 | 858,187 |
| 收購附屬公司額外權益 | - | - | - | - | - | - | - | - | - | - | - | - | 2,183 | 2,183 |
| 附屬公司少數股東注資 | - | - | - | - | - | - | - | - | - | - | - | - | 626 | 626 |
| 被視為出售附屬公司部份權益 | - | - | - | - | - | - | - | - | - | - | - | - | (285) | (285) |
| 確認以權益結算以股份支付之付款 | - | - | - | - | - | - | - | 125 | - | - | 125 | 187 | - | 312 |
| 因行使購股權而發行股份 | 1,264 | 2,376 | - | - | - | - | - | (337) | - | - | 3,303 | - | - | 3,303 |
| 發行股份作為以股代息 | 1,910 | 6,859 | - | - | - | - | - | - | - | (8,769) | - | - | - | - |
| 購回股份 | (2,066) | - | - | - | - | - | - | - | 2,066 | (7,704) | (7,704) | - | - | (7,704) |
| 已付股息 | - | - | - | - | - | - | - | - | - | (56,846) | (56,846) | - | - | (56,846) |
| 於2008年3月31日 | 316,151 | 109,628 | 37,138 | (3,688) | (82) | 2,007 | 9,579 | 3,553 | 53,852 | 253,601 | 781,739 | 253 | 17,784 | 799,776 |
| 兌換海外業務所產生之匯兌差額及支出在股本權益直接確認 | - | - | - | - | - | - | (5,252) | - | - | - | (5,252) | - | (492) | (5,744) |
| 本年度虧損 | - | - | - | - | - | - | - | - | - | (110,186) | (110,186) | - | (9,502) | (119,688) |
| 本年度總確認收入及支出 | - | - | - | - | - | - | (5,252) | - | - | (110,186) | (115,438) | - | (9,994) | (125,432) |
| | 316,151 | 109,628 | 37,138 | (3,688) | (82) | 2,007 | 4,327 | 3,553 | 53,852 | 143,415 | 666,301 | 253 | 7,790 | 674,344 |
| 收購／被視為收購附屬公司額外權益 | - | - | - | - | - | - | - | - | - | - | - | - | (656) | (656) |
| 附屬公司少數股東注資 | - | - | - | - | - | - | - | - | - | - | - | - | 3,426 | 3,426 |
| 被視為出售附屬公司部份權益 | - | - | - | - | - | - | - | - | - | - | - | - | (355) | (355) |
| 確認以權益結算以股份支付之付款 | - | - | - | - | - | - | - | 3 | - | - | 3 | 139 | - | 142 |
| 購回股份 | (2,116) | - | - | - | - | - | - | - | 2,116 | (1,204) | (1,204) | - | - | (1,204) |
| 於2009年3月31日 | 314,035 | 109,628 | 37,138 | (3,688) | (82) | 2,007 | 4,327 | 3,556 | 55,968 | 142,211 | 665,100 | 392 | 10,205 | 675,697 |

## 綜合現金流量表

*截至2009年3月31日止年度*

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 營運產生之現金流 | | |
| 除稅前(虧損)溢利 | (118,408) | 64,025 |
| 調整： | | |
| 應佔聯營公司溢利 | (578) | (373) |
| 產品發展成本攤銷 | 347 | 347 |
| 撥回預付租賃款項 | 1,386 | 1,070 |
| 物業、廠房及設備折舊 | 53,514 | 55,198 |
| 投資物業之公平價值減少(增加) | 16,736 | (27,531) |
| 持作買賣之投資之公平價值減少 | 12,868 | 7,976 |
| 衍生金融工具之公平價值增加 | (1,667) | (2,599) |
| 指定為按公平價值計入損益之金融資產之公平價值減少 | 1,591 | 2,167 |
| 已確認可供出售投資之減值虧損 | 4 | – |
| 已確認商譽之減值虧損 | 1,569 | – |
| 持作買賣之投資之股息收益 | (359) | (1,434) |
| 購回股份之經紀佣金 | 14 | 44 |
| 股本結算之股份付款 | 142 | 312 |
| 利息開支 | 22,528 | 47,590 |
| 利息收益 | (525) | (4,342) |
| 出售物業、廠房及設備之溢利 | (15,268) | (10) |
| 陳舊及滯銷之存貨撥備淨額 | 10,451 | 1,648 |
| 呆賬撥備 | 14,436 | 5,961 |
| 被視為出售附屬公司部份權益之虧損(溢利) | 150 | (279) |
| 集團公司往來賬匯率變動之影響 | (5,744) | 353 |

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 營運資金變動前之 | | |
| 　營運產生現金流入 | (6,813) | 150,123 |
| 存貨減少(增加) | 130,684 | (94,010) |
| 應收賬項、按金及預付款項減少 | 94,478 | 68,718 |
| 應收聯營公司賬項減少 | 1,049 | – |
| 持作買賣之投資減少(增加) | 558 | (2,744) |
| 衍生金融工具減少 | 1,319 | 3,039 |
| 指定為按公平價值計入損益 | | |
| 　之金融資產減少 | 5,760 | 10,479 |
| 應付賬項及應計費用 | | |
| 　增加(減少) | 9,015 | (97,617) |
| 營運產生之現金 | 236,050 | 37,988 |
| 持作買賣投資之股息收益 | 359 | 1,434 |
| 香港利得稅支付 | (10,509) | (10,165) |
| 其他司法區稅項支出 | (2,627) | (6,239) |
| 其他司法權益稅項退回 | 4,257 | 2,840 |
| 經營業務所得之現金淨額 | 227,530 | 25,858 |
| 投資活動之現金流 | | |
| 　附屬公司少數股東注資 | 3,426 | 626 |
| 　已收聯營公司股息 | 1,080 | – |
| 　出售物業、廠房及設備 | | |
| 　　所得款項 | 1,000 | 685 |
| 　已收利息 | 525 | 4,342 |
| 　購買物業、廠房及設備 | (34,576) | (48,593) |
| 　收購附屬公司額外權益 | (1,600) | – |
| 　墊款予聯營公司 | (5) | – |
| 　關連人士還款 | – | 17,196 |
| 　預付租賃款項 | – | (48,550) |
| 投資業務所用之現金淨額 | (30,150) | (74,294) |

| | 2009年<br>千港元 | 2008年<br>千港元 |
|---|---|---|
| 融資活動之現金流 | | |
| 債權貼現貸款之所得款項淨額 | 16,349 | 11,853 |
| 信託收據及入口貸款及有關具追索權貼現票據之貸款(還款)所得款項淨額 | (129,452) | 18,037 |
| 已付銀行及其他貸款利息 | (22,528) | (47,590) |
| 短期貸款(還款)所得款項淨額 | (15,468) | 56,867 |
| 償還銀行貸款 | (10,388) | (1,222) |
| 購回股份(包括經紀佣金) | (1,218) | (7,748) |
| 新增銀行貸款 | – | 50,000 |
| 因行使購股權而發行股份所得款項 | – | 3,303 |
| 已付股息 | – | (56,846) |
| 融資活動(所用)所得之現金淨額 | (162,705) | 26,654 |
| 現金及現金等值之增加(減少)淨額 | 34,675 | (21,782) |
| 年初現金及現金等值金額 | 68,897 | 90,679 |
| 年終現金及現金等值金額 | 103,572 | 68,897 |
| 代表： | | |
| 銀行結存及現金 | 103,572 | 77,068 |
| 銀行透支 | – | (8,171) |
| | 103,572 | 68,897 |

## 財務報告附註

*截至2009年3月31日止年度*

### 1. 概述

本公司為於百慕達註冊成立之獲豁免有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司之註冊辦事處地址及主要營業地點於本年報公司資料內披露。

綜合財務報告乃按本公司之功能貨幣港元呈列。

本公司為投資控股公司，其主要附屬公司從事設計、製造及銷售範圍廣泛之電子產品及證券買賣之業務。

### 2. 採納新增及經修訂之香港財務報告準則

於本年度，本集團已應用下列由香港會計師公會(「香港會計師公會」頒佈現在或已經生效之香港財務報告準則(「香港財務報告準則」)及香港會計準則(「香港會計準則」)之修訂及詮釋(「新訂香港財務報告準則」)。採納新訂香港財務報告準則並無對本會計期間或上一會計期間所編製及呈列之業績及財務狀況造成重大影響。因此，毋須作出前期調整。

| | |
|---|---|
| 香港會計準則第39號及香港財務報告準則第7號(修訂本) | 金融資產重新分類 |
| 香港(國際財務報告詮釋委員會)*－詮釋第12號 | 特許服務權安排 |
| 香港(國際財務報告詮釋委員會)－詮釋第14號 | 香港會計準則第19號－界定福利資產之限制、最低資金要求及彼等之相互關係 |

本集團並無提前應用下列已頒佈但尚未生效之新增及經修訂準則、修訂或詮釋。

| | |
|---|---|
| 香港財務報告準則(修訂本) | 2008年香港財務報告準則之改進[1] |
| 香港財務報告準則(修訂本) | 2009年香港財務報告準則之改進[2] |
| 香港會計準則第1號(經修訂) | 財務報告之呈列[3] |
| 香港會計準則第23號(經修訂) | 借貸成本[3] |
| 香港會計準則第27號(經修訂) | 綜合及獨立財務報告[4] |
| 香港會計準則第32號及第1號(修訂本) | 清盤產生之可沽售金融工具及責任[3] |
| 香港會計準則第39號(修訂本) | 合資格對沖項目[4] |
| 香港財務報告準則第1號及香港會計準則第27號(修訂本) | 投資一家附屬公司、共同控制實體或聯營公司之成本[3] |
| 香港財務報告準則第2號(修訂本) | 歸屬條件及取消[3] |
| 香港財務報告準則第3號(經修訂) | 業務合併[4] |
| 香港財務報告準則第7號(修訂本) | 改善有關金融工具之披露資料[3] |
| 香港財務報告準則第8號 | 經營分類[3] |
| 香港(國際財務報告詮釋委員會)－詮釋第9號及香港會計準則第39號(修訂本) | 內含衍生工具[5] |
| 香港(國際財務報告詮釋委員會)－詮釋第13號 | 長期客戶優惠計劃[6] |
| 香港(國際財務報告詮釋委員會)－詮釋第15號 | 房地產建造協議[3] |
| 香港(國際財務報告詮釋委員會)－詮釋第16號 | 海外業務淨投資對沖[7] |
| 香港(國際財務報告詮釋委員會)－詮釋第17號 | 向擁有人分派非現金資產[4] |
| 香港(國際財務報告詮釋委員會)－詮釋第18號 | 轉讓客戶資產[8] |

[1] 於2009年1月1日或之後開始之年度期間生效，惟香港財務報告準則第5號之修訂於2009年7月1日或之後開始之年度期間生效。
[2] 於2009年1月1日、2009年7月1日及2010年1月1日(按適用)或之後開始之年度期間生效。
[3] 於2009年1月1日或之後開始之年度期間生效。
[4] 於2009年7月1日或之後開始之年度期間生效。
[5] 於2009年6月30日或之後結束之年度期間生效。
[6] 於2008年7月1日或之後開始之年度期間生效。
[7] 於2008年10月1日或之後開始之年度期間生效。
[8] 對於2009年7月1日或之後進行之轉讓生效。

* 國際財務報告詮釋委員會指國際財務報告詮釋委員會。

採用香港財務報告準則第3號(經修訂)可能影響收購日期為2010年4月1日或以後本集團之業務合併之會計方法。香港會計準則第27號(經修訂)將影響本集團於附屬公司權益變動之會計處理。本公司董事預期應用其他新訂或經修訂準則、修訂本或詮釋對本集團之業績或財務狀況並無重大影響。

## 3. 主要會計政策

除若干物業及金融工具按重估金額或公平值計量(詳情見下文所載會計政策)外，綜合財務報告乃以歷史成本法編製。

綜合財務報告乃根據香港會計師公會頒佈之香港財務報告準則編製。此外，綜合財務報告包括聯交所證券上市規則及香港公司條例規定之適用披露。

### 綜合賬目基準

綜合財務報告包括本公司及受其控制之實體(其附屬公司)之財務報告。倘本公司有權控制該實體之財務及經營政策，以從其活動中獲取利益，則視為擁有控制權。

於本年度內所收購或出售之附屬公司業績乃自收購生效日期起或截至出售生效日期止(按適用情況而定)計入綜合收益表。

收購附屬公司額外權益不會導致控制權變動，因此不屬於香港財務報告準則第3號「業務合併」所界定之業務合併。收購成本超出所收購額外權益之附屬公司資產及負債賬面值之款項則確為商譽。

所有集團內公司間交易、結餘、收入及開支已於綜合賬目時抵銷。

於綜合附屬公司資產淨值之少數股東權益與本集團之應佔綜合附屬公司權益分開呈列。資產淨值之少數股東權益包括於原有業務合併日期有關權益金額，以及自合併日期以來少數股東應佔權益變動。少數股東應佔虧損超過少數股東應佔附屬公司權益之差額分配予本集團權益，惟少數股東有具約束力之責任並有能力作出額外投資以彌補該等虧損則除外。

**業務合併**

收購附屬公司以購買法入賬。收購成本按於交換日期給予資產之公平值、所產生或承擔之負債及本集團為換取所收購公司之控制權而發行之股本票據之總和計量，另加業務合併直接應佔之任何成本。根據香港財務報告準則第3號，符合確認條件之所收購公司之可識別資產、負債及或然負債，於收購日期按公平值確認。

收購產生之商譽乃確認為資產，初步按成本計量，即業務合併成本超過本集團於已確認之可識別資產、負債及或然負債公平淨值之權益的數額。於重估後，倘本集團於所收購公司之可識別資產、負債及或然負債之公平淨值之權益超過業務合併成本，則超出之數額即時於損益內確認。

所收購公司之少數股東權益初步按少數股東所佔已確認資產、負債及或然負債之公平淨值比例計量。

**商譽**

*於2005年1月1日前因收購所產生商譽*

協議日期為2005年1月1日前收購其他實體之資產淨值及業務所產生之商譽，乃指收購成本超出本集團於收購當日在有關附屬公司可識別資產及負債公平值權益之差額。

於2001年4月1日前因收購產生之商譽繼續撥入儲備，並將於出售與該商譽有關之業務或與該商譽有關之現金產生單位出現減值時，轉撥至累計溢利。

就於2001年4月1日或之後因收購其他實體之資產淨值及業務所產生已撥充資本之商譽而言，本集團自2005年4月1日起已終止攤銷，而有關商譽會每年及於有跡象顯示與商譽相關之現金產生單位可能出現減值時檢測減值(詳見下文會計政策)。

*於2005年1月1日後因收購所產生商譽*

協議日期為2005年1月1日或之後收購業務所產生商譽，乃指收購成本超出本集團於收購當日在有關附屬公司可識別資產、負債及或然負債公平價值權益的差額。有關商譽按成本值減任何累計減值虧損列賬。

收購附屬公司所產生已撥充資本之商譽於綜合資產負債表分開呈列。

就檢測減值而言，收購所產生商譽分配予預期會受惠於收購協同效益之各相關現金產生單位或現金產生單位組別。獲分配商譽之現金產生單位會每年及於有跡象顯示有關單位可能出現減值時檢測減值。就於財政年度內進行收購所產生商譽而言，獲分配商譽之現金產生單位會於該財政年度結束前檢測減值。當現金產生單位之可收回金額少於該單位賬面值時，減值虧損會首先分配至減少該單位獲分配之任何商譽賬面值，繼而以該單位內各資產之賬面值為基準按比例分配至該單位內其他資產。任何商譽減值虧損於綜合收益表直接確認。商譽減值虧損不會於往後期間撥回。

其後出售有關現金產生單位時，在釐定其出售溢利或虧損時須計入應佔已撥充資本商譽。

**於聯營公司之權益**

聯營公司指投資者對其擁有重大影響力之實體，且不屬於附屬公司或於合營公司之權益。

聯營公司之業績及資產與負債按權益法列入此綜合財務報告。根據權益法，於聯營公司之投資於綜合資產負債表按成本列賬，並就本集團應佔聯營公司資產淨值之收購後變動調整，減除任何已確定減值虧損。當本集團應佔聯營公司之虧損相等於或超出其於該聯營公司之權益，本集團則不再確認其應佔虧損。額外之應佔虧損均予撥備，且只在本集團已引致法定或推定債務或已代表該聯營公司支付款項之情況下始確認為負債。

收購成本超出於收購日期本集團應佔聯營公司之可識別資產、負債及或然負債淨公平值之任何差額，乃確認作商譽。商譽會計入該項投資之賬面值並作為投資項目一部份評估有否減值。已識別之減值虧損將予確認並首先計入商譽。

倘集團實體與本集團聯營公司進行交易，溢利與虧損按本集團於有關聯營公司之權益撇銷。

**收入確認**

收入按已經或應可收取之代價公平值計算，指於日常業務中出售貨品及提供服務之應收金額，並扣除折扣及銷售相關稅項。

貨品銷售收入於貨品已付運及擁有權已轉移時確認。

金融資產(不包括按公平值計入損益之金融資產)之利息收益於參考未償還本金額後按適用實際利率以時間基準累計。適用實際利率乃透過金融資產預計年期將估計日後收取之現金實際貼現至該項資產賬面淨值之利率。

投資(不包括按公平值計入損益之金融資產)產生之股息收益於本集團收取該款項之權利確立時確認。

佣金收益於提供服務時確認。

**物業、廠房及設備**

除在建工程除外，物業、廠房及設備包括用作生產或供應貨品或服務或作行政用途所持有之土地及樓宇，乃按成本值或重估款項減其後累計折舊及累計減值虧損入賬。

本集團應用香港會計準則第16號「物業、廠房及設備」第80A段之過渡豁免，故毋須按規定定期重估本集團按1995年9月30日前重估金額列賬之土地及樓宇，因而並無進一步重估此等土地及樓宇。於1995年9月30日前，重估此等資產所產生重估增加計入重估儲備。此等資產價值任何日後減少將列作開支處理，惟以超逾早前重估相同資產有關之重估儲備結餘（如有）為限。倘其後出售或廢棄重估資產，相關重估盈餘轉撥至累計溢利。

在建工程乃按成本減累計減值虧損列賬。成本包括該項工程發展成本及其他直接成本。在建工程於工程完成前不會折舊。於工程完成時，該等資產會撥入物業、廠房及設備之適當類別。

香港租賃物業之成本值或估值經計及剩餘價值後以直線基準按40年計算折舊。香港以外地區租賃物業每年以直線基準按50年或（如屬較短年期）租約所餘年期計算攤銷。

除在建工程外，物業、廠房及設備項目之折舊均按其估計可用年期，以餘額遞減法撇銷其成本計算。

就租賃分類而言，土地及樓宇租賃之土地及樓宇部分須獨立考慮，除非租賃付款不能於土地及樓宇部分間可靠分配則作別論，於此情況下整項租賃一般被視作融資租約，並以物業、廠房及設備列賬。若能就租賃款項可靠地分配，於土地之租賃權益應作為經營租賃。

物業、廠房及設備項目於出售或當預期不會藉持續使用該項資產而產生未來經濟利益時剔除確認。剔除確認資產所產生任何收益或虧損乃按該項資產出售所得款項淨額與賬面值間之差額，於剔除確認該資產之年度計入綜合收益表內。

**投資物業**

投資物業乃持作賺取租金及／或資本增值之物業。

於初步確認時，投資物業按包括任何直接應計開支之成本計量。初步確認後，投資物業按公平值模式計量。投資物業公平值變動產生之損益於產生期間計入溢利或虧損。

投資物業於出售或當投資物業永久棄置或預期不會自出售獲取任何日後經濟利益時剔除確認。剔除確認有關資產產生之任何收益或虧損按該資產出售所得款項淨額與賬面值間之差額，於剔除確認有關項目之年度計入綜合收益表內。

**金融工具**

當集團實體成為工具合約條文之訂約方，即於綜合資產負債表確認金融資產及金融負債。金融資產及金融負債初步按公平值計量。收購或發行金融資產及金融負債(除按公平值計入損益之金融資產及金融負債外)之直接應計交易成本，於初步確認時會計入或扣自金融資產或金融負債(按適用情況而定)。收購按公平值計入損益之金融資產或金融負債之直接應計交易成本，即時於溢利或虧損確認。

金融資產

本集團之金融資產分為三個類別，包括按公平值計入損益之金融資產、貸款及應收款項以及可供出售金融資產。所有以一般方式購入或出售之金融資產均按買賣日期確認及剔除確認。以一般方式購入或出售指須於市場規定或慣例所訂時限內交付資產之金融資產購入或出售。

*實際利率法*

實際利率法乃計算金融資產之攤銷成本及按相關期間攤分利息收入之方法。實際利率為可準確透過金融資產的估計可使用年期(或適當時按較短期間)對估計未來現金收入(包括所有支付或收取構成整體實際利率之費用、交易成本及其他溢價或折讓)進行實際利率折現計算。

債務工具之收入乃按實際利率基準確認，惟該等按公平值計入損益之金融資產除外，當中之利息收入於收益或虧損淨額列賬。

*按公平值計入損益之金融資產*

按公平值計入損益之金融資產分兩類，包括持作買賣之金融資產及於初步確認時指定按公平值計入損益列賬者。

以下金融資產分類為持作買賣：

- 其主要是為於短期內出售而購入；或
- 其屬於本集團一併管理的可確認財務工具組合的一部份，以及有近期短期獲利之實際模式；或
- 其為衍生工具但並非指定或有效之對沖工具。

金融資產(持作買賣之金融資產除外)可於初始確認後指定按公平值計入損益賬，惟：

- 所指定必須用以消除或大幅減少可能出現不一致之計量或確認歧異；或
- 根據本集團之既定風險管理或投資策略及有關內部提供基準之分組，管理其金融資產(金融資產構成一組金融資產或金融負債或兩者)，且其表現按公平值評估；或

- 其構成包含一個或多個內含衍生工具之合約之一部份，且香港會計準則第39條「金融工具：確認及計量」准許全部合併之合約(資產或負債)按公平價值計入損益賬列值。

於初步確認後各結算日，按公平值計入損益之金融資產按公平值計量，而公平值變動則於產生期間直接在損益確認。除金融資產所賺取之股息或利息外，收益或虧損淨額乃於損益賬確認。

*貸款及應收款項*

貸款及應收款項為並無於活躍市場報價具有固定或待定付款之非衍生金融資產。於初步確認後各結算日，貸款及應收款項(包括應收賬款、按金、銀行結存及現金及應收聯營公司款項)以實際利率法按攤銷成本減任何已識別減值虧損入賬(見下文有關金融資產減值虧損之會計政策)。

*可供出售金融資產*

可供出售金融資產為指定為此類別或並無分類為按公平值計入損益之金融資產、貸款及應收款項或持至到期日之投資之非衍生工具。於初步確認後各結算日，可供出售金融資產按公平值計量。公平值變動於權益確認，直至金融資產出售或釐定出現減值為止，屆時之前於權益確認之累計損益會自權益撥入損益(見下文有關金融資產減值虧損之會計政策)。

並無於活躍市場報價及其公平值無法可靠計量之可供出售股本投資，乃於初步確認後各結算日按成本減任何已識別減值虧損計量(見下文有關金融資產減值虧損之會計政策)。

*金融資產減值*

金融資產(除按公平值計入損益之金融資產外)於年結日被評估是否有減值跡象。倘有客觀証據顯示，金融資產之估計未來現金流量因於初步確認該金融資產後發生的一項或多項事件而受到影響時，則金融資產會作出減值。

就可供出售之股本投資而言，該投資之公平值嚴重或持續低於其成本則被視為有客觀證據證明出現減值。

就所有其他金融資產而言，減值的客觀證據可包括發行人或對手方出現重大財務困難；或欠繳或拖欠利息或本金付款；或借款人很可能宣告破產或財務重組。

就若干類別的金融資產(如貿易應收賬款)而言，資產不會被單獨作出減值評估後再匯集一併作減值評估。應收賬款組合減值之客觀證據包括本集團之過往收款經驗，組合內延遲還款至介乎30日至90日之次數增加，以及與應收賬款逾期有關之全國或地方經濟狀況明顯改變。

就按攤銷成本列賬之金融資產而言，當有客觀證據顯示資產已減值，以其資產賬面值與按原實際利率折現計算其估計未來現金流量現值之間的差額計量，並於損益中確認減值虧損。

就按成本入賬之金融資產而言，減值虧損金額按資產賬面值與預計未來現金流量現值(按同類金融資產目前之市場回報率貼現)兩者之差額計量。該等減值虧損其後將不會撥回。

與所有金融資產有關的減值虧損會直接於金融資產賬面值中作出扣減，惟貿易應收賬款之賬面值會透過撥備賬作出扣減。當貿易應收賬款被視為不可收回時，將於撥備賬內撇銷。過往已撇銷的款項如其後收回，將計入損益內。

就按攤銷成本計量的金融資產而言，如在其後期間減值虧損金額減少，而有關減少在客觀上與確認減值後發生的事件有關，則先前已確認的減值虧損將透過損益予以撥回，惟該資產在撥回減值當日的帳面值不得超過如無確認減值的攤銷成本。

可供出售股本投資之減值虧損其後將不會於損益中撥回。於減值虧損後錄得之任何公平值增加乃直接於權益中確認。

金融負債及權益

由集團實體發行之金融負債及股本工具，按所訂立合約安排性質及金融負債與股本工具之定義分類。

股本工具為有證據顯示扣除其所有負債後本集團資產剩餘權益之任何合約。本集團金融負債一般包括不合資格按對沖會計處理之其他金融負債及衍生金融工具。

*實際利率法*

實際利率法乃計算金融負債之攤銷成本及於相關期間分攤利息成本之方法。實際利率指按金融負債之預期可使用年期或較短期間內(如適用)準確貼現估計未來現金付款之利率。

利息開支按實際利率基準確認。

*金融負債*

金融負債包括應付賬款、應付一家聯營公司款項、銀行透支及借款，其後採用實際利率法按攤銷成本計量。

*股本工具*

由本公司發行之股本工具按已收所得款項扣除直接發行成本入賬。

贖回本公司本身之股本工具於權益中直接確認及扣除。於購買或註銷本公司本身之股本工具時，並不會在損益確認溢利或虧損。已付代價直接於權益確認。

以股份結算之分派按於發出日期之市價記錄，並分別計入股本及股份溢價。

不合資格按對沖會計處理之衍生金融工具

不合資格按對沖會計法處理之衍生工具於訂立衍生工具合約之日按公平值初步確認，其後於各結算日按公平值重新計量。有關損益即時於損益表確認。

剔除確認

當自資產收取現金流量之權利已屆滿，或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部分風險及回報轉移，則金融資產將剔除確認。剔除確認金融資產時，資產賬面值與已收代價及已直接於權益確認之累計損益總和間之差額，於損益確認。倘本集團保留所轉讓資產之幾乎所有風險及回報，本集團則繼續確認金融資產，並就已收取所得款項確認抵押借貸。

當於有關合約訂明之責任獲履行、取消或屆滿時則剔除確認金融負債。剔除確認之金融負債賬面值與已付代價間之差額，於損益確認。

**股份付款交易**

以權益結算之股份付款交易

*授予僱員之購股權*

所獲服務公平值乃參考購股權於擬出當日之公平值釐定，當所擬出購股權獲即時歸屬時，即於授出當日全數支銷，並於權益(購股權儲備)作出相應增加。

購股權獲行使時，先前於購股權儲備確認之金額將轉撥至股份溢價。當購股權於歸屬日期後被沒收或於屆滿日仍未獲行使，則先前於購股權儲備確認之金額將轉撥往累計溢利。

就於2002年11月7日或之前已授出，或於2002年11月7日後已授出及於2005年4月1日前歸屬之購股權而言，授出購股權之財政影響直至購股權獲行使時方會在綜合財務報告中記錄，而且不會就授出之購股權價值在綜合收益表內確認支出。在行使購股權時，由此而發行之股份乃按股份之面值記錄為額外股本，而每股股份行使價超逾股份面值之金額乃列為股份溢價。在行使日期前失效或註銷之購股權會自尚未行使購股權之登記冊剔除。

**研究及開發支出**

研究活動之支出於產生期間確認為支出。

因開發支出而出現內部產生之無形資產，僅在可清晰界定為該項目之開發支出，並預期將會透過未來之商業活動而收回時予以確認。最終之資產乃按可使用年期以直線法攤銷，與獨立收購之無形資產之基準相同，並按成本值減其後累計攤銷及累計減值虧損列賬。

就源自內部產生之無形資產初步確認之金額指由該無形資產首次符合確認條件當日起出現之開支總額。當內部產生之無形資產未能確認，則開發支出會於產生期間確認從損益賬中扣除。

**存貨**

存貨乃按成本值或可變現淨值兩者之較低值入賬。成本值以加權平均法計算。可變現淨值乃預計售價扣除一切所需之完成成本及銷售與分銷所涉及之費用後所得淨額。

**商譽以外之減值**

於各結算日，本集團會審閱資產賬面值，以釐定有否任何跡象顯示該等資產出現減值虧損。倘資產可收回金額估計低於其賬面值，該項資產之賬面值會減至其可收回金額。減值虧損會即時確認為開支，除非相關資產根據另一項準則按重估金額列賬，於此情況下，減值虧損按照該項準則當作重估減少。

倘減值虧損其後撥回，資產賬面值會增至經修訂估計可收回金額，惟所增加賬面值不得超逾假設過往年度並無就資產確認減值虧損原應釐定之賬面值。減值虧損撥回會即時確認為收入，除非相關資產根據另一項準則按重估金額列賬，於此情況下，減值虧損撥回按照該項準則當作重估增加。

**稅項**

所得稅開支指當期應付稅項及遞延稅項之總和。

當期應付稅項按年內應課稅溢利計算。由於應課稅溢利並不包括其他年度之應課稅溢利或可扣減開支，亦不包括毋須課稅或不得扣減之項目，故此應課稅溢利有別於綜合收益表所呈報溢利。本集團即期稅項負債按結算日已經或大致上頒佈之稅率計算。

遞延稅項按綜合財務報告所列資產及負債賬面值與計算應課稅溢利時所用相關稅基兩者之差額確認，按資產負債表負債法計算入賬。遞延稅項負債一般就一切應課稅暫時差額確認入賬，而遞延稅項資產則於可能有應課稅溢利以動用可扣減暫時差額抵銷時確認入賬。倘暫時差額因商譽或初步確認並不影響應課稅溢利或會計溢利之交易(業務合併除外)之其他資產及負債而產生，則不會確認該等資產及負債。

遞延税項負債就於附屬公司及聯營公司之投資所產生之應課税臨時差異而予以確認，惟集團在可控制臨時差異之撥回以及臨時差異於可預見將來不可能撥回時的情況下則除外。

遞延税項資產之賬面值於各結算日檢討，當應課税溢利不再足以收回所有或部分資產時將予調低。

遞延税項按預期適用於償還負債或變現資產期間之税率計算。遞延税項扣自或計入損益，惟涉及直接在權益扣除或入賬項目之遞延税項除外，該等税項亦於權益處理。

**租約**

凡將資產所有權之絕大部分風險及回報轉予承租人之租約，均列為融資租約。所有其他租賃均列作經營租約。

本集團作為出租人

經營租約租金收益以直線法於租期在綜合收益表確認。

本集團作為承租人

經營租約項下之應付租金以直線基準於相關租期扣自損益。作為訂立經營租約獎勵之已收及應收利益，於租期按直線基準確認為租金開支扣減項目。

**借貸成本**

所有借貸成本於產生期間確認及計入綜合損益表之財務費用。

**外幣**

於編製集團個別實體之財務報告時，以該實體功能貨幣以外貨幣(外幣)進行之交易，按交易日期當時匯率以其功能貨幣(即該實體經營主要經濟環境之貨幣)記錄。於各結算日，以外幣列值之貨幣項目按結算日當時匯率重新換算。以外幣過往成本計算之非貨幣項目不會重新換算。

結算貨幣項目及兑換貨幣項目所產生匯兑差額，於產生期間在損益確認。

就呈報綜合財務報告而言，本集團於海外業務之資產及負債，按結算日當時匯率換算為本集團呈報貨幣為港元，而有關收支按年內平均匯率換算，除非期內匯率大幅波動，於此情況下，則採用交易日期當日匯率。所產生匯兑差額(如有)確認為權益項下獨立部分(匯兑儲備)。該等匯兑差額於出售海外業務期間在損益確認。

**退休福利計劃**

對國家管理之退休福利計劃或強制性公積金計劃(「強積金計劃」)作出之供款於僱員提供服務後符合領取有關供款資格時列作支出。

## 4. 估計不確定因素之主要來源

在應用附註3所述之本集團會計政策之過程中，本公司董事須就無法即時從其他途徑獲取資產及負債之賬面值作出估計及假設。有關估計及相關假設乃基於過往經驗及其他被視為相關之因素作出。實際結果可能不同於該等估計。

該等估計及相關假設按持續基準進行檢討。如修訂該等會計估計只影響修訂期間，則該等估計在該期間確認，如有關修訂影響現時及未來期間，則在修訂期間及未來期間確認。

有關未來之主要假設，以及於結算日估計不明朗因素之其他主要來源等重大風險，可能導致對下一財政年度資產負債賬面值作出重大調整，討論如下。

**存貨撥備**

本集團管理層於各結算日審閱存貨之實質情況及可銷售性，就不再適合生產用途之已識別陳舊及滯銷存貨項目作出撥備。管理層主要根據最新發票價格及現行市況為基礎估計該等製成品及消費品之可變現淨值。於2009年3月31日，存貨之賬面值為402,471,000港元(2008年：543,606,000港元)，已扣除陳舊及滯銷存貨36,995,000港元(2008年：26,544,000港元)。

**商譽減值**

釐定商譽是否出現減值，須估計獲分配商譽之現金產生單位的使用價值。使用價值計算法規定本集團須估計現金產生單位預期所產生未來現金流量及適當貼現率，以計算現值。當實際現金流量少於預期，或會產生重大減值虧損。於2009年3月31日，商譽賬面值為26,541,000港元(2008年：27,671,000港元)。有關可收回金額計算法之詳情於附註18披露。

**所得稅**

於2009年3月31日，基於無法預見未來溢利來源，並無於本集團綜合資產負債表就估計未動用稅項虧損228,797,000港元(2008年：132,592,000港元)確認遞延稅項資產。遞延稅項資產之可變現能力主要取決於日後會否產生充裕未來溢利或應課稅暫時差額。當所產生實際未來應課稅溢利與預期相若，或須於綜合收益表確認或撥回大量遞延稅項資產，於確認期間收益表確認。

## 5. 分類資料

### (a) 業務分類

本集團業務由兩個分部組成，分別是電子產品設計、製造及銷售以及證券買賣。該等分部乃本集團報告其主要分部資料之基準。

(i) 按本集團業務分類之營業額(即銷售貨品)及業績分析如下：

| | 電子產品設計、製造及銷售<br>*千港元* | 證券買賣<br>*千港元* | 合計<br>*千港元* |
|---|---|---|---|
| **截至2009年3月31日止年度** | | | |
| **營業額** | 1,281,062 | – | 1,281,062 |
| **分部業績** | (58,850) | (12,433) | (71,283) |
| 利息收益 | | | 525 |
| 未分配收益 | | | 4,689 |
| 未分配開支 | | | (13,503) |
| 投資物業之公平價值減少 | | | (16,736) |
| 被視為出售附屬公司部份權益之虧損 | (150) | – | (150) |
| 融資成本 | | | (22,528) |
| 應佔聯營公司溢利 | 578 | – | 578 |
| 除税前虧損 | | | (118,408) |
| 税項 | | | (1,280) |
| 本年度虧損 | | | (119,688) |
| **其他資料** | | | |
| 增購物業、廠房及設備 | 34,576 | – | 34,576 |
| 產品發展成本攤銷 | 347 | – | 347 |
| 衍生金融工具之公平價值增加 | – | (1,667) | (1,667) |
| 指定為按公平價值計入損益之金融資產之公平值減少 | – | 1,591 | 1,591 |
| 持作買賣之投資之公平價值減少 | – | 12,868 | 12,868 |
| 預付租賃款項撥回 | 1,386 | – | 1,386 |
| 物業、廠房及設備折舊 | 53,514 | – | 53,514 |
| 呆賬撥備 | 14,436 | – | 14,436 |
| 陳舊及滯銷之存貨撥備 | 10,451 | – | 10,451 |
| 商譽之已確認減值虧損－未分配 | – | – | 1,569 |

| | 電子產品設計、製造及銷售<br>*千港元* | 證券買賣<br>*千港元* | 合計<br>*千港元* |
|---|---|---|---|
| **截至2008年3月31日止年度** | | | |
| **營業額** | 2,199,033 | – | 2,199,033 |
| **分部業績** | 97,406 | (6,110) | 91,296 |
| 利息收益 | | | 4,342 |
| 未分配收益 | | | 3,773 |
| 未分配開支 | | | (15,979) |
| 投資物業之公平價值增加 | | | 27,531 |
| 被視為出售附屬公司部份權益之溢利 | 279 | – | 279 |
| 融資成本 | | | (47,590) |
| 應佔聯營公司溢利 | 373 | – | 373 |
| 除稅前溢利 | | | 64,025 |
| 稅項 | | | (18,531) |
| 本年度溢利 | | | 45,494 |
| **其他資料** | | | |
| 增購物業、廠房及設備 | 48,593 | – | 48,593 |
| 產品發展成本攤銷 | 347 | – | 347 |
| 衍生金融工具之公平價值增加 | – | (2,599) | (2,599) |
| 指定為按公平價值計入損益之金融資產之公平價值減少 | – | 2,167 | 2,167 |
| 持作買賣之投資之公平價值減少 | – | 7,976 | 7,976 |
| 已付預付租賃款項 | 48,550 | – | 48,550 |
| 預付租賃款項撥回 | 1,070 | – | 1,070 |
| 物業、廠房及設備折舊 | 55,198 | – | 55,198 |
| 呆賬撥備 | 5,961 | – | 5,961 |
| 陳舊及滯銷之存貨撥備淨額 | 1,648 | – | 1,648 |

(ii) 按本集團業務分部之綜合資產負債表分析如下：

| | 電子產品設計、製造及銷售<br>*千港元* | 證券買賣<br>*千港元* | 合計<br>*千港元* |
|---|---|---|---|
| **於2009年3月31日** | | | |
| **資產** | | | |
| 分部資產 | 945,317 | 10,786 | 956,103 |
| 應佔聯營公司權益 | 8,071 | – | 8,071 |
| 未分配公司資產 | | | 233,378 |
| 合計總資產 | | | 1,197,492 |
| **負債** | | | |
| 分部負債 | 184,556 | 619 | 185,175 |
| 未分配公司負債 | | | 336,620 |
| 合計總負債 | | | 521,795 |

| | 電子產品設計、製造及銷售<br>*千港元* | 證券買賣<br>*千港元* | 合計<br>*千港元* |
|---|---|---|---|
| **於2008年3月31日** | | | |
| **資產** | | | |
| 分部資產 | 1,194,558 | 48,307 | 1,242,865 |
| 應佔聯營公司權益 | 8,573 | – | 8,573 |
| 未分配公司資產 | | | 222,872 |
| 合計總資產 | | | 1,474,310 |
| **負債** | | | |
| 分部負債 | 171,344 | 5,256 | 176,600 |
| 未分配公司負債 | | | 497,934 |
| 合計總負債 | | | 674,534 |

(b) 地區分部

(i) 本集團電子產品設計、製造及銷售之營業額按客戶所在地區市場劃分之分析如下：

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 北美洲 | 870,141 | 1,348,799 |
| 歐洲 | 356,038 | 782,738 |
| 香港 | 39,549 | 17,463 |
| 中國大陸 | 85 | 422 |
| 日本及韓國 | – | 4,221 |
| 其他國家 | 15,249 | 45,390 |
| | 1,281,062 | 2,199,033 |

(ii) 分部資產及資本增加之賬面值按資產所在地區劃分之分析如下：

| | 分部資產之賬面值 | | 資本增加 | |
|---|---|---|---|---|
| | 2009年<br>*千港元* | 2008年<br>*千港元* | 2009年<br>*千港元* | 2008年<br>*千港元* |
| 北美洲 | 275,902 | 424,317 | 5,835 | 3,853 |
| 香港 | 257,144 | 337,005 | 25,941 | 28,226 |
| 中國大陸 | 358,385 | 426,183 | 2,800 | 16,514 |
| 其他國家 | 64,672 | 55,360 | – | – |
| | 956,103 | 1,242,865 | 34,576 | 48,593 |

## 6. 其他收入

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 其他收入包括： | | |
| 已收賠款 | 302 | 148 |
| 佣金 | 3,362 | 6,206 |
| 持作買賣之投資之股息收益 | 359 | 1,434 |
| 匯兌收益，淨額 | – | 1,048 |
| 出售物業、廠房及設備之溢利 | 15,268 | 10 |
| 利息收益 | 525 | 4,342 |
| 租金收益*(附註)* | 4,689 | 3,773 |
| 維修收益 | 2,333 | 1,263 |
| 廢料銷售收益 | 1,623 | 2,275 |

*附註：* 406,000港元(2008年：143,000港元)為租金收益淨額4,283,000港元(2008年：3,630,000港元)所產生之開支。

## 7. 融資成本

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 須於5年內全部歸還貸款之利息 | 22,528 | 47,590 |

## 8. 除税前(虧損)溢利

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 除税前(虧損)溢利之計算已扣除： | | |
| 產品發展成本攤銷(計入行政費用內) | 347 | 347 |
| 核數師酬金 | | |
| －本年度 | 3,858 | 3,529 |
| －過往年度少提撥備 | – | 515 |
| 物業、廠房及設備折舊 | 53,514 | 55,198 |
| 匯兑虧損，淨額 | 6,620 | – |
| 已確認商譽之減值虧損(計入行政費用內) | 1,569 | – |
| 已確認可供出售投資之減值虧損(計入行政費用內) | 4 | – |
| 租賃樓宇之經營租約最低租金支出 | 10,301 | 6,077 |
| 呆賬撥備 | 14,436 | 5,961 |
| 陳舊及滯銷之存貨撥備淨額*(附註1)* | 10,451 | 1,648 |
| 預付租賃款項撥回 | 1,386 | 1,070 |
| 研究及開發成本 | 42,813 | 43,614 |
| 員工成本，包括董事酬金*(附註2)* | 154,104 | 159,471 |

*附註：*

1. 該金額包括陳舊及滯銷存貨撥備撥回零港元(2008年：2,607,000港元)，乃因其後銷售若干已減值項目而產生。

2. 本年度之員工成本包括退休福利計劃供款1,868,000港元(2008年：2,227,000港元)及以股份支付之付款142,000港元(2008年：312,000港元)。

## 9. 董事及僱員酬金

本集團已付各董事之酬金詳情如下：

**截至2009年3月31日止年度**

| | 袍金<br>千港元 | 薪金及<br>其他短期<br>僱員福利<br>千港元 | 績效<br>獎勵付款<br>千港元 | 退休福利<br>計劃供款<br>千港元 | 酬金總額<br>千港元 |
|---|---|---|---|---|---|
| **執行董事：** | | | | | |
| 劉錫康 | 50 | 6,062 | 133 | 190 | 6,435 |
| 劉錫淇 | 50 | 1,377 | 46 | 67 | 1,540 |
| 劉錫澳 | 50 | 1,231 | 46 | 60 | 1,387 |
| **非執行董事：** | | | | | |
| 韓相田 | 109 | 24 | – | – | 133 |
| **獨立非執行董事：** | | | | | |
| 何厚鏘 | 50 | – | – | – | 50 |
| 陳澤仲 | 50 | – | – | – | 50 |
| 卓育賢 | 50 | – | – | – | 50 |
| | 409 | 8,694 | 225 | 317 | 9,645 |

**截至2008年3月31日止年度**

| | 袍金<br>千港元 | 薪金及<br>其他短期<br>僱員福利<br>千港元 | 績效<br>獎勵付款<br>千港元 | 退休福利<br>計劃供款<br>千港元 | 酬金總額<br>千港元 |
|---|---|---|---|---|---|
| **執行董事：** | | | | | |
| 劉錫康 | 50 | 8,009 | 268 | 208 | 8,535 |
| 劉錫淇 | 50 | 1,388 | 87 | 74 | 1,599 |
| 劉錫澳 | 50 | 1,257 | 76 | 67 | 1,450 |
| **非執行董事：** | | | | | |
| 韓相田 | 50 | 20 | – | – | 70 |
| **獨立非執行董事：** | | | | | |
| 何厚鏘 | 50 | – | – | – | 50 |
| 陳澤仲 | 50 | – | – | – | 50 |
| 卓育賢 | 50 | – | – | – | 50 |
| | 350 | 10,674 | 431 | 349 | 11,804 |

績效獎勵付款乃根據員工個人表現及本集團截至2009年3月31日止兩年之表現及盈利能力而釐定。

**僱員**

本集團五名最高薪酬之人士包括三名(2008年：三名)董事，有關彼等酬金之詳情已於上文披露，其餘兩名(2008年：兩名)最高薪酬僱員之酬金如下：

| | **2009年**<br>*千港元* | **2008年**<br>*千港元* |
|---|---|---|
| 薪金及其他短期僱員福利 | 3,106 | 3,072 |
| 績效獎勵付款 | 80 | 148 |
| 退休福利計劃供款 | 24 | 24 |
| | 3,210 | 3,244 |

此等僱員酬金之金額範圍如下：

| | **僱員人數** | |
|---|---|---|
| | **2009年** | **2008年** |
| 1,000,001港元 – 1,500,000港元 | 1 | 1 |
| 1,500,001港元 – 2,000,000港元 | 1 | 1 |

## 10. 稅項

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 稅項支出(抵免)包括： | | |
| 香港利得稅 | | |
| 本年度 | 46 | 15,843 |
| 過往年度超額撥備 | (1,830) | (7) |
| | (1,784) | 15,836 |
| 其他司法區之稅項 | | |
| 本年度 | 812 | 2,058 |
| 過往年度(超額)少提撥備 | (22) | 9,328 |
| | 790 | 11,386 |
| 遞延稅項*(附註30)* | 2,274 | (8,691) |
| | 1,280 | 18,531 |

香港利得稅以本年度之估計應課稅溢利按稅率16.5%(2008年：17.5%)計算。

於2008年6月26日，香港立法會通過《2008年收入條例草案》，包括將公司利得稅調低1%至16.5%，自2008年至2009年評稅年度生效。計算截至2009年3月31日止年度之本年度及遞延稅項時，已反映該項調減之影響。

其他司法區之稅項乃按個別司法區之現行稅率計算。過往年度之少提撥備主要為解決加拿大稅務局就本集團一間附屬公司於截至2004年及2005年3月31日止兩年在加拿大及香港之收入分配進行企業稅項審計所產生，該等年度之稅務審計已於截至2008年3月31日止年度完結。

本年度稅項與綜合損益表所示除稅前(虧損)溢利對賬如下：

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 除稅前(虧損)溢利 | (118,408) | 64,025 |
| 按本地所得稅稅率16.5%<br>(2008年：17.5%)計算之稅項(抵免)支出 | (19,537) | 11,204 |
| 應佔聯營公司溢利之稅項影響 | 95 | 65 |
| 不可扣稅費用之稅項影響 | 6,169 | 1,626 |
| 毋須課稅收益之稅項影響 | (2,974) | (2,881) |
| 於其他司法區經營業務之<br>附屬公司不同稅率之影響 | (6,207) | (1,233) |
| 未確認稅務虧損之稅項影響 | 21,825 | 5,792 |
| 動用先前未確認之稅務虧損<br>之稅項影響 | (75) | (5,265) |
| 附屬公司所獲稅項豁免之影響(附註) | (145) | (1,908) |
| 過往年度(超額)少提撥備 | (1,852) | 9,321 |
| 適用稅率調低以致期初遞延稅項負債減少 | (176) | – |
| 其他 | 4,157 | 1,810 |
| 本年度稅項 | 1,280 | 18,531 |

*附註：* 該附屬公司根據有關司法區之法例及規例獲豁免繳納其他司法區之稅項。

## 11. 股息

董事議決不建議派發截至2009年3月31日止年度之末期股息(2008年：無)。

截至2008年3月31日止年度內，董事局宣佈中期股息每股4.8港仙總值37,938,000港元及就2007年末期股息提供以股代息選擇。股東已接納以股代息選擇，載列如下：

| | *千港元* |
|---|---|
| 股息： | |
| 現金 | 18,908 |
| 以股代息選擇 | 8,769 |
| | 27,677 |

## 12. 每股(虧損)盈利

每股基本及攤薄(虧損)盈利乃根據以下資料計算：

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 為計算每股基本及攤薄(虧損)盈利之本公司股東應佔(虧損)盈利 | (110,186) | 45,914 |

| | 2009年 | 2008年 |
|---|---|---|
| 為計算每股基本(虧損)盈利之加權平均股份數目 | 785,466,362 | 790,246,143 |
| 購股權相關具攤薄作用潛在股份之影響 | 不適用 | 8,080,944 |
| 為計算每股攤薄盈利之加權平均股份數目 | 不適用 | 798,327,087 |

並無呈列2009年之每股攤薄虧損，原因是行使未行使購股權將導致該年度之每股虧損減少。

## 13. 投資物業

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 投資物業之公平價值： | | |
| 於年初 | 108,652 | 81,121 |
| 公平價值(減少)增加 | (16,736) | 27,531 |
| 於年結日 | 91,916 | 108,652 |
| 投資物業賬面值包括： | | |
| 在香港以長期租約持有 | 77,750 | 94,000 |
| 在香港以外以長期租約持有 | 14,166 | 14,652 |
| | 91,916 | 108,652 |

本集團投資物業之公平值乃根據與本集團並無關連之獨立合資格專業估值師於結算日所進行估值計算所得。估值師擁有合適資格，最近亦有評估有關地點類似物業之經驗。該估值乃參考同類物業市場交易價格後達致。

本集團以經營租約持有用於收租或資本增值用途之全部物業權益均以公平價值模式計算，並入賬列作投資物業。於2009年3月31日，該等物業權益之賬面值為91,916,000港元(2008年：108,652,000港元)。

## 14. 物業、廠房及設備

| | 租賃物業 | 電腦設備 | 傢俬、裝置及設備 | 汽車 | 廠房及機器 | 在建工程 | 總計 |
|---|---|---|---|---|---|---|---|
| | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* |
| **成本值或估值** | | | | | | | |
| 於2007年4月1日 | 120,544 | 27,703 | 106,252 | 16,736 | 503,309 | – | 774,544 |
| 匯兑調整 | – | 3 | 3 | – | 48 | – | 54 |
| 添置 | – | 1,666 | 5,466 | 729 | 40,313 | 419 | 48,593 |
| 出售 | (168) | – | (459) | (2,077) | – | – | (2,704) |
| 於2008年3月31日 | 120,376 | 29,372 | 111,262 | 15,388 | 543,670 | 419 | 820,487 |
| 添置 | 145 | 1,277 | 901 | 555 | 31,698 | – | 34,576 |
| 出售 | (11,451) | (1,045) | (8,910) | (3,766) | (12,750) | – | (37,922) |
| **於2009年3月31日** | **109,070** | **29,604** | **103,253** | **12,177** | **562,618** | **419** | **817,141** |
| 包括： | | | | | | | |
| 成本值 | 79,670 | 29,604 | 103,253 | 12,177 | 562,618 | 419 | 787,741 |
| 估值－1991年 | 29,400 | – | – | – | – | – | 29,400 |
| | 109,070 | 29,604 | 103,253 | 12,177 | 562,618 | 419 | 817,141 |
| **折舊** | | | | | | | |
| 於2007年4月1日 | 20,388 | 17,209 | 86,212 | 13,359 | 331,534 | – | 468,702 |
| 匯兑調整 | – | 3 | – | – | 38 | – | 41 |
| 本年折舊 | 2,285 | 2,580 | 4,521 | 776 | 45,036 | – | 55,198 |
| 出售時撇銷 | (3) | – | (90) | (1,936) | – | – | (2,029) |
| 於2008年3月31日 | 22,670 | 19,792 | 90,643 | 12,199 | 376,608 | – | 521,912 |
| 本年折舊 | 2,257 | 2,261 | 4,067 | 724 | 44,205 | – | 53,514 |
| 出售時撇銷 | (7,178) | (941) | (7,849) | (3,490) | (11,392) | – | (30,850) |
| **於2009年3月31日** | **17,749** | **21,112** | **86,861** | **9,433** | **409,421** | **–** | **544,576** |
| **賬面值** | | | | | | | |
| **於2009年3月31日** | **91,321** | **8,492** | **16,392** | **2,744** | **153,197** | **419** | **272,565** |
| 於2008年3月31日 | 97,706 | 9,580 | 20,619 | 3,189 | 167,062 | 419 | 298,575 |

當預付的租賃付款未能可靠地分配至土地及建築物部份時，香港租賃物業之成本值或估值按40年計算折舊及考慮到剩餘值的估計。位於香港以外地區土地之樓宇之成本以直線基準按50年或(如屬較短年期)租約所餘年期計算攤銷。

其他物業、廠房及設備乃於其估計可用年期按結餘遞減法計算折舊以撇銷其成本，所用年率如下：

| | |
|---|---|
| 電腦設備 | 25% |
| 傢俬、裝置及設備 | 10 – 25% |
| 汽車 | 20 – 25% |
| 廠房及機器 | 15 – 30% |

上述租賃物業包括位於以下列租約持有之土地之物業，賬面值為：

| | **2009年** | **2008年** |
|---|---|---|
| | *千港元* | *千港元* |
| 在香港以長期租約持有 | 26,621 | 27,022 |
| 在香港以外以中期租約持有 | 64,700 | 70,684 |
| | 91,321 | 97,706 |

租賃物業由一家獨立專業估值師行於1991年按現時用途基準之公開市值予以重估。本集團採納香港會計準則第16號第80A段有關規定定期重估本集團租賃物業之過渡期豁免，故此毋須進一步重估租賃物業。倘租賃物業於2009年3月31日賬面值為26,621,000港元(2008年：27,022,000港元)按成本值減累計折舊及累計減值虧損列賬，租賃物業於2009年3月31日之賬面淨值將約為20,554,000港元(2008年：20,920,000港元)。

## 15. 預付租賃款項

本集團之預付租賃款項包括：

| | **2009年** | **2008年** |
|---|---|---|
| | *千港元* | *千港元* |
| 在香港境外以中期租約<br>持有之租賃土地 | 65,062 | 66,448 |
| 就申報目的分析為： | | |
| 流動資產 | 1,386 | 1,386 |
| 非流動資產 | 63,676 | 65,062 |
| | 65,062 | 66,448 |

## 16. 產品發展成本

| | 千港元 |
|---|---|
| **成本值** | |
| 於2007年4月1日、2008年3月31日及2009年3月31日 | 1,732 |
| **攤銷** | |
| 於2007年4月1日 | 778 |
| 年度扣除 | 347 |
| 於2008年3月31日 | 1,125 |
| 年度扣除 | 347 |
| 於2009年3月31日 | 1,472 |
| **賬面值** | |
| 於2009年3月31日 | 260 |
| 於2008年3月31日 | 607 |

產品發展成本以直線法於五年期內攤銷。

## 17. 商譽

| | 千港元 |
|---|---|
| **成本值** | |
| 於2007年4月1日 | 25,494 |
| 被視為收購附屬公司額外權益 | 2,183 |
| 被視為出售附屬公司部份權益 | (6) |
| 於2008年3月31日 | 27,671 |
| 收購／被視為收購附屬公司額外權益 | 944 |
| 被視為出售附屬公司部份權益 | (505) |
| **減值** | |
| 於2009年3月31日 | 28,110 |
| 年內確認減值虧損及於2009年3月31日之結餘 | 1,569 |
| **賬面值** | |
| 於2009年3月31日 | 26,541 |
| 於2008年3月31日 | 27,671 |

商譽之減值測試詳情於附註18披露。

## 18. 商譽值測試

如附註5所闡釋，本集團以業務分類作為報告分類資料的主要方式。就減值測試而言，賬面值為26,541,000港元(2008年：26,102,000港元)之商譽已被分配至三個現金產生單位(「現金產生單位」)，包括三家設計、製造及銷售電子產品業務之附屬公司，分別為8,111,000港元、17,722,000港元及708,000港元(2008年：8,111,000港元、17,991,000港元及無)。於2008年3月31日餘下之1,569,000港元商譽乃與從事電子商貿但暫無營業之一家附屬公司有關，已於本年度之財務報告確認全數減值虧損。

相關現金產生單位的可收回金額乃按使用價值釐定。計算使用價值所作出主要假設關於貼現率、增長率以及年內收入和直接成本之預計變動。管理層採用除稅前比率估計貼現率，該比率反映市場現時對貨幣時間值以及現金產生單位特有風險的評估。增長率以業內增長預測為基準。收入及直接成本之變動根據慣例及對市場未來變動的期望作出估計。

於本年度，本集團按照管理層對未來財務預算得出現金流量預測檢討商譽減值及其後四年之增長率為0%(2008年：0%)之現金流推測，所使用之貼現率為7.43%(2008年：8%)。

## 19. 應佔聯營公司權益

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 於聯營公司投資成本，非上市 | 9,310 | 9,310 |
| 應佔收購後儲備，扣除已收股息 | (1,239) | (737) |
| | 8,071 | 8,573 |

本集團之聯營公司詳情如下：

| 聯營公司名稱 | 業務結構形式 | 註冊／營業地點 | 註冊資本面值 | 本集團應佔股本權益 2009年 | 本集團應佔股本權益 2008年 | 主要業務 |
|---|---|---|---|---|---|---|
| Danehill Investments (Holdings) Limited | 有限責任公司 | 開曼群島 | 7,000,000港元 | 48.28% | 48.28% | 投資控股 |
| 賢邦有限公司 (「賢邦」) | 有限責任公司 | 香港 | 500,000港元 | 30% | 30% | 買賣電子產品 |

聯營公司由本公司透過其全資附屬公司間接持有。

於聯營公司之投資成本包括去年收購聯營公司所產生之商譽3,779,000港元(2008年：3,779,000港元)。

有關本集團聯營公司之財務資料概列如下：

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 資產總值 | 24,545 | 33,993 |
| 負債總額 | (12,344) | (21,610) |
| 資產淨值 | 12,201 | 12,383 |
| 應佔資產淨值 | 4,292 | 4,794 |
| 營業額 | 211,642 | 190,117 |
| 本年度溢利 | 1,997 | 1,266 |
| 應佔聯營公司溢利 | 578 | 373 |

## 20. 可供出售之投資

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 股本證券 | | |
| 非上市股份，按成本 | 26,690 | 26,690 |
| 減：已確認減值虧損 | (2,650) | (2,650) |
| | 24,040 | 24,040 |
| 於香港境外上市股份，按公平價值 | 8 | 12 |
| | 24,048 | 24,052 |
| 就申報目的分析為： | | |
| 非流動資產 | 24,048 | 24,052 |

於結算日，可供出售之投資之所有上市股份均以公平價值列賬。此等投資之公平價值經參考活躍市場所報買入價釐定。

上述非上市投資為於香港註冊成立私人實體發行之非上市股本證券投資。由於合理公平價值估計範圍甚大，本公司董事認為未能可靠計算其公平價值，因此該等投資於各結算日按成本扣除減值計算。

非上市股本證券中包括於從事投資控股及提供保健相關服務之公司Net Plus Company Limited(「Net Plus」)之17% (2008年：17%)股本權益投資。過往年度已綜合於財務報告確認減值虧損2,500,000港元。於2009年3月31日，董事參考預期源自該投資之估計日後現金流量現值23,000,000港元(2008年：23,000,000港元)後審閱其賬面值之可收回性，並認為可收回於Net Plus之權益之賬面值。

## 21. 衍生金融工具／指定為按公平價值計入損益之金融資產

| | 資產 | | 負債 | |
|---|---|---|---|---|
| | 2009年 | 2008年 | 2009年 | 2008年 |
| | *千港元* | *千港元* | *千港元* | *千港元* |
| (i) 以淨額結算之指定為按公平價值計入損益之金融資產： | | | | |
| 下列各項之購買沖銷票據： | | | | |
| – 於香港上市之股本證券 | 258 | 1,606 | – | – |
| – 於香港境外上市之股本證券 | 540 | 6,543 | – | – |
| | 798 | 8,149 | – | – |
| (ii) 以淨額結算之非指定為對沖工具之衍生金融工具： | | | | |
| 外幣選擇權 | – | 120 | – | – |
| 於香港境外上市之股本證券之選擇權 | – | – | (50) | (518) |
| | – | 120 | (50) | (518) |
| | 798 | 8,269 | (50) | (518) |

購買沖銷票據包含與主合約無密切關連之嵌入式衍生工具，因此，所有合併合約已指定為按公平值計入損益之金融資產。

於訂立購買沖銷票據時，將會釐定相關股本證券之行使價、到期日及觀察期。於各觀察期結束時或購買沖銷票據屆滿時，相關股本證券之市價將與行使價進行比較。倘購買沖銷票據之市價高於行使價，購買沖銷票據將被終止及以現金支付，倘購買沖銷票據之市價低於其行使價，沖銷票據將以股票來平倉。

購買沖銷票據之公平價值乃採用估值模式根據證券經紀所報相關股本證券之股價、波動及股息率等輸入因素計算之市價而釐定。

## 22. 存貨

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 原材料 | 116,511 | 197,817 |
| 在製品 | 7,581 | 11,893 |
| 製成品 | 278,379 | 333,896 |
| | 402,471 | 543,606 |

於本年度，於綜合損益表確認為支出之存貨成本達1,024,197,000港元(2008年：1,666,311,000港元)。

## 23. 應收賬項、按金及預付款項

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 應收貿易賬項 | 102,003 | 192,803 |
| 證券經紀之按金 | 3,034 | 19,657 |
| 墊款予供應商 | 30,585 | 31,920 |
| 預付款項及其他應收款項 | 24,489 | 24,645 |
| 出售物業、廠房及設備之應收代價 | 21,340 | – |
| | 181,451 | 269,025 |

於結算日應收貿易賬項(扣除呆賬撥備)之賬齡分析如下：

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 0 – 30日 | 67,376 | 103,982 |
| 31 – 60日 | 5,002 | 38,261 |
| 61 – 90日 | 9,338 | 17,269 |
| 超過90日 | 20,287 | 33,291 |
| | 102,003 | 192,803 |

本集團給予其貿易客戶之賒賬期介乎30日至90日。於接納任何新客戶前，管理層將內部評估潛在客戶之信貸質素及訂立信貸限額。管理層密切監察貿易及其他應收賬項之信貸質素，並認為未逾期亦無減值之貿易及其他應收賬項之質素良好。

本集團之應收貿易賬項包括賬面總值20,998,000港元(2008年：54,014,000港元)之應收賬項，於報告日期已逾期，但本集團並未作出減值虧損撥備。本集團並無就此等結餘持有任何抵押。本公司董事釐定此等應收賬項為應收信貸質素良好且無拖欠紀錄之客戶之款項。本集團並無就此等結餘持有任何抵押品。

已逾期但無減值之應收貿易賬項之賬齡分析如下：

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 31 - 60日 | 711 | 9,155 |
| 61 - 90日 | – | 11,568 |
| 超過90日 | 20,287 | 33,291 |
| | 20,998 | 54,014 |

根據管理層之經驗及客戶之還款記錄，已逾期但未減值之應收賬款一般可收回。就該等與訴訟相關之結餘而言，本公司董事將根據律師之法律意見評估該等案件，並就不可收回債項提供撥備。

呆賬撥備變動

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 年初 | 16,436 | 10,475 |
| 已確認應收賬項之減值虧損 | 14,436 | 5,961 |
| 年終 | 30,872 | 16,436 |

呆賬撥備包括個別已減值之應收貿易賬項，總結餘為23,531,000港元(2008年：10,146,000港元)，原因是該等客戶已清盤或有財政困難。此外，應收賬項結餘5,282,000港元(2008年：4,231,000港元)已個別減值，原因為該等債項將由客戶按仲裁所議定之折讓價清償。

管理層已撤回對一名貿易債務人之訴訟，乃由於所涉及之法律及專業費用將會很高，而相關應收賬項結餘2,059,000港元(2008年：2,059,000港元)已個別減值。

應收貿易賬項包括具追索權貼現票據3,310,000港元(2008年：80,426,000港元)及已貼現應收賬項35,643,000港元(2008年：17,223,000港元)。就已貼現應收賬項而言，若於貼現期間結束前應收賬項出現信貸虧損，則本集團將需要向金融機構還款；因此，本集團繼續全數確認應收賬項之賬面值，並確認已收現金為有抵押借貸(見附註28)。

## 24. 應收／應付聯營公司賬項

有關款項為無抵押、免息及須於一年內當要求時償還。於2008年3月31日之應收聯營公司賬項包括應收聯營公司貿易賬款1,049,000港元(2009年：無)，賬齡超過90日。

## 25. 持作買賣之投資

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 上市證券 | | |
| 於香港上市之股本證券 | 1,253 | 4,230 |
| 於香港境外上市之股本證券 | 5,702 | 16,151 |
| | 6,955 | 20,381 |

## 26. 銀行結存及現金

銀行結存及現金包括本集團所持現金，以及原定於三個月或以內到期，且平均年利率為0.01厘(2008年：0.01厘)之短期銀行存款。

## 27. 應付賬項及應計費用

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 應付貿易賬項 | 120,323 | 101,584 |
| 應付專利費及預扣稅 | 15,488 | 19,124 |
| 預收款項 | – | 755 |
| 其他應付賬項及應計開支 | 49,416 | 54,749 |
| | 185,227 | 176,212 |

於結算日應付貿易賬項之賬齡分析如下：

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 0 - 30日 | 29,264 | 70,671 |
| 31 - 60日 | 16,914 | 17,887 |
| 61 - 90日 | 19,641 | 5,500 |
| 超過90日 | 54,504 | 7,526 |
| | 120,323 | 101,584 |

採購貨品之平均賒賬期為90日。

## 28. 借貸

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 借貸包括下列各項： | | |
| 信託收據及入口貸款 | 89,547 | 141,883 |
| 短期貸款 | 166,521 | 181,989 |
| 有關具追索權貼現票據之貸款 | 3,310 | 80,426 |
| 銀行貸款 | 38,390 | 48,778 |
| 債權貼現貸款 | 28,323 | 11,974 |
| | 326,091 | 465,050 |
| 分析： | | |
| 有抵押 | 32,879 | 161,588 |
| 無抵押 | 293,212 | 303,462 |
| | 326,091 | 465,050 |

應償還借貸如下：

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 當要求時或一年內 | 302,309 | 430,160 |
| 一年後但兩年內 | 11,110 | 11,110 |
| 兩年後但五年內 | 12,672 | 23,780 |
| | 326,091 | 465,050 |
| 減：流動負債所示於一年內到期之款項 | (302,309) | (430,160) |
| | 23,782 | 34,890 |

本集團之借貸為浮息借貸，按年利率0.7厘至4.4厘(2008年：3.0厘至6.2厘)計息。有關利息於每月重新定價。

## 29. 銀行透支

於2008年3月31日，本集團之銀行透支按浮動利率計息。有關利息按平均年利率6.1厘(2009年：無)計算，並於每月重新定價。

## 30. 遞延稅項

本年度及過往年度已確認主要遞延稅項負債及資產及其變動如下：

| | 加速稅項折舊 | 投資物業重估 | 稅項虧損 | 其他 | 總額 |
|---|---|---|---|---|---|
| | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* |
| 於2007年4月1日 | (8,372) | (3,203) | 4,981 | 274 | (6,320) |
| 年內計入(扣自)收益 | 2,050 | (2,734) | 2,046 | 7,329 | 8,691 |
| 於2008年3月31日 | (6,322) | (5,937) | 7,027 | 7,603 | 2,371 |
| 稅率變動之影響 | 364 | 141 | (313) | (16) | 176 |
| 年內計入(扣自)收益 | (1,661) | 2,250 | (1,563) | (1,476) | (2,450) |
| 於2009年3月31日 | (7,619) | (3,546) | 5,151 | 6,111 | 97 |

*附註：*　其他主要指存貨之未變現溢利所產生之暫時差異。

就呈列資產負債表而言，若干遞延稅項資產及負債已對銷。用作財務報告用途之遞延稅項結餘分析如下：

| | 2009年 | 2008年 |
|---|---|---|
| | *千港元* | *千港元* |
| 遞延稅項資產 | 5,918 | 7,542 |
| 遞延稅項負債 | (5,821) | (5,171) |
| | 97 | 2,371 |

由於未能預計未來溢利來源，本集團並無就稅項虧損228,797,000港元(2008年：132,592,000港元)確認遞延稅項資產。未確認稅項虧損包括184,072,000港元(2008年：172,393,000港元)將於2010年至2023年(2008年：2009年至2019年)到期之虧損，其他稅項虧損可無限期結轉。

根據中國新法例，由2008年1月1日起，中華人民共和國(「中國」)之附屬公司須於向股東分派保留溢利時繳納預扣稅。由於本集團可控制暫時差異之撥回時間及不大可能於可見將來撥回暫時差異，因此綜合財務報告並無就中國之附屬公司之未分派保留溢利之暫時差異之遞延稅項約2,828,000 (2008年：314,000港元)計提撥備。

## 31. 股本

| | 股份數目 | 千港元 |
|---|---|---|
| 每股面值0.40港元之普通股 | | |
| 法定股本： | | |
| 於2007年4月1日、2008年3月31日及2009年3月31日 | 1,250,000,000 | 500,000 |
| 已發行及繳足股本： | | |
| 於2007年4月1日 | 787,607,614 | 315,043 |
| 因行使購股權而發行股份 | 3,160,000 | 1,264 |
| 發行股份作為以股代息 | 4,776,214 | 1,910 |
| 購回股份 | (5,165,000) | (2,066) |
| 於2008年3月31日 | 790,378,828 | 316,151 |
| 購回股份 | (5,290,000) | (2,116) |
| 於2009年3月31日 | 785,088,828 | 314,035 |

本公司之股本變動詳情如下：

(a) 於2007年4月，本公司若干購股權獲持有人行使，因此本公司以每股0.814港元之價格發行500,000股每股面值0.40港元之股份。

(b) 於2007年5月，本公司若干購股權獲持有人行使，因此本公司以每股0.814港元至1.72港元之價格發行2,660,000股每股面值0.40港元之股份。

(c) 於2007年10月，本公司以每股1.836港元之價格發行4,776,214股每股面值0.40港元之股份作為以股代息。

(d) 截至2008年3月31日止年度內，本公司在聯交所購回其股份如下:

| 月份 | 股份數目 | 每股價格 最低 港元 | 每股價格 最高 港元 | 總代價 千港元 |
|---|---|---|---|---|
| 2007年10月 | 2,222,500 | 1.42 | 1.54 | 3,371 |
| 2007年11月 | 2,942,500 | 1.43 | 1.52 | 4,333 |
| | 5,165,000 | | | 7,704 |

以上股份於購回已註銷，故本公司已發行股本已根據此等股份面值相應減少。購回股份之溢價已扣自累計溢利。相等於註銷股份面值之數額則由累計溢利轉撥至股本贖回儲備。

(e) 截至2009年3月31日止年度內，本公司在聯交所購回其股份如下:

| 月份 | 股份數目 | 每股價格 | | 總代價 |
|---|---|---|---|---|
| | | 最低 | 最高 | |
| | | *港元* | *港元* | *千港元* |
| 2008年9月 | 2,245,000 | 0.310 | 0.330 | 709 |
| 2008年10月 | 3,045,000 | 0.100 | 0.275 | 495 |
| | 5,290,000 | | | 1,204 |

以上股份於購回已註銷，故本公司已發行股本已根據此等股份面值相應減少。購回價之折讓已從自累計溢利扣除。相等於註銷股份面值之數額則由累計溢利轉撥至股本贖回儲備。

所有已發行股份在各方面與當時現有已發行之股份享有同等權益。

## 32. 購股權計劃

### 本公司之購股權計劃

本公司之購股權計劃已於2002年9月12日舉行股東特別大會上獲通過採用為期5年(「舊計劃」)。舊計劃旨在就參與者對本集團作出之貢獻提供鼓勵及獎勵。舊計劃之合資格參與人包括任何僱員、非執行董事、商品或服務供應商、客戶、諮詢人或顧問以及本集團任何成員公司之股東。

根據本公司舊計劃將授予之所有購股權獲行使時可發行之最高股份總數，不得超過不時已發行股份之10%，而整體已授出及有待行使之全部未行使購股權股份數目，不可超過不時已發行股份之30%。

於購股權授出之日前的12個月內，各參與人行使所授購股權而發行及將予發行之股份總數不可超逾當時已發行股份之1%。

購股權可行使期限由董事局決定，惟不可於授出日起計超過5年。承授人可於購股權期限內任何時間行使購股權。各購股權於授予當日起即時歸屬。

購股權之認購價由董事局決定，惟有關價格不得低過於(i)授予購股權當日股份之收市價；(ii)緊接授出日期前5個交易日股份平均收市價；或(iii)股份於授出日期之面值(以最高者為準)。

授出購股權之要約可自授出日期起計21日內採納。授出購股權之代價為1港元。該金額在任何情況下將不可退還。

舊計劃已於2007年9月11日屆滿，其後，再不可根據舊計劃授出購股權。就根據舊計劃已授出之購股權而言，有關條文將仍然有效。根據舊計劃已授出之購股權變動情況如下：

| | | 購股權數目 | | |
|---|---|---|---|---|
| | | 於年初 | | 於年終 |
| 授出日期 | 行使價 | 尚未行使 | 年內失效 | 尚未行使 |
| | 港元 | | | |
| 截至2009年3月31日止年度 | | | | |
| 2003年10月10日 | 0.86 | 3,000,000 | (3,000,000) | – |
| 2004年11月2日 | 0.814 | 500,000 | – | 500,000 |
| 2006年1月5日 | 0.89 | 12,000,000 | – | 12,000,000 |
| 2006年11月13日 | 1.45 | 2,000,000 | – | 2,000,000 |
| 2007年1月4日 | 1.66 | 220,000 | – | 220,000 |
| 2007年2月1日 | 1.72 | 40,000 | – | 40,000 |
| 2007年3月7日 | 1.93 | 3,000,000 | – | 3,000,000 |
| | | 20,760,000 | (3,000,000) | 17,760,000 |
| 年終可予行使 | | | | 17,760,000 |
| 加權平均行使價(港元) | | 1.10 | 0.86 | 1.07 |
| 截至2008年3月31日止年度 | | | | |
| 2003年10月10日 | 0.86 | 3,000,000 | – | 3,000,000 |
| 2004年11月2日 | 0.814 | 2,500,000 | (2,000,000) | 500,000 |
| 2006年1月5日 | 0.89 | 12,000,000 | – | 12,000,000 |
| 2006年8月16日 | 1.15 | 500,000 | (500,000) | – |
| 2006年11月13日 | 1.45 | 2,000,000 | – | 2,000,000 |
| 2007年1月4日 | 1.66 | 820,000 | (600,000) | 220,000 |
| 2007年2月1日 | 1.72 | 100,000 | (60,000) | 40,000 |
| 2007年3月7日 | 1.93 | 3,000,000 | – | 3,000,000 |
| | | 23,920,000 | (3,160,000) | 20,760,000 |
| 年終可予行使 | | | | 20,760,000 |
| 加權平均行使價(港元) | | 1.09 | 1.05 | 1.10 |

以上購股權由授出日期起5年內行使。

截至2008年3月31日止年度內行使購股權於行使日期之加權平均股價為2.46港元。

本公司並無根據舊計劃授予董事任何購股權。

本公司於2008年1月15日舉行之股東特別大會上通過採用為期10年之新購股權計劃(「新計劃」)。主要目的在於表揚參與者之貢獻、招攬及挽留優秀僱員及吸引對本集團具有重要價值之人力資源。新計劃之合資格參與人包括本集團之全職僱員(包括董事,不論執行或非執行及不論獨立或非獨立)、供應商、諮詢人、代理及顧問。

根據新計劃所授出之所有購股權獲行使而可能發行之最高股份總數,不得超過新計劃於2008年1月15日採納日期之已發行股份之10%,而整體已授出及可行使購股權股份數目不可超過不時已發行股份之30%。

於購股權授出之日的12個月內,各參與者行使購股權而發行及將予發行之股份總數不可超逾當時已發行股本之1%,除非若干條件獲達成。

購股權可行使期限由董事局決定,惟不可於授出日起計超過10年。承授人可於購股權期限內任何時間行使購股權。

購股權之認購價由董事局決定,惟有關價格不得低過於(i)授予購股權當日股份之收市價;(ii)緊接授出日期前5個交易日股份平均收市價;或(iii)股份於授出日期之面值(以最高者為準)。

授出購股權之要約可自授出日期起計28日內採納。授出購股權之代價為1港元。該金額在任何情況下將不可退還。

根據新計劃已授出之購股權變動情況如下::

| | | 購股權數目 | | |
|---|---|---|---|---|
| | | 於年初 | | 於年終 |
| **授出日期** | **行使價** | **尚未行使** | **年內授出** | **尚未行使** |
| | *港元* | | | |
| 截至2009年3月31日止年度 | | | | |
| 2008年1月23日 | 1.042 | 150,000 | – | 150,000 |
| 2008年1月28日 | 0.96 | 346,000 | – | 346,000 |
| 2008年10月15日 | 0.40 | – | 500,000 | 500,000 |
| | | 496,000 | 500,000 | 996,000 |
| 年終可予行使 | | | | 996,000 |
| 加權平均行使價(港元) | | 0.98 | 0.40 | 0.69 |

| 授出日期 | 行使價 | 年內授出及於2008年3月31日尚未行使之購股權數目 |
|---|---|---|
| | *港元* | |
| 截至2008年3月31日止年度 | | |
| 2008年1月23日 | 1.042 | 150,000 |
| 2008年1月28日 | 0.96 | 346,000 |
| | | 496,000 |
| 年終可予行使 | | 496,000 |
| 加權平均行使價(港元) | | 0.98 |

以上購股權由授出日期起10年內行使。

本公司並無根據新計劃授予董事任何購股權。

本年度內，共收到僱員因接納購股權而支付之總代價為1港元(2008年：2港元)。

就取得服務而授出購股權之公平價值乃參考所授出購股權之公平值計量。所取得服務之公平價值乃按柏力克-舒爾斯定價模式估計。

| 授出日期 | 2008年1月23日 | 2008年1月28日 | 2008年10月15日 |
|---|---|---|---|
| 購股權之公平價值及假設： | | | |
| 於計量日期之公平價值(港元) | 0.224 | 0.263 | 0.220 |
| 股價(港元) | 0.880 | 0.960 | 0.400 |
| 行使價(港元) | 1.042 | 0.960 | 0.400 |
| 預計波幅 | 53.95% | 49.32% | 47.68% |
| 預計購股權期限(年) | 3 | 3 | 1 |
| 預期股息率 | 4.35% | 4.38% | 6.34% |
| 無風險利率 | 2.56% | 2.56% | 1.14% |

預期波幅乃採用本公司股價於過去一年的歷史波幅而釐定。上述模式所用預期年期亦按管理層就不能轉讓之影響、行使限制及行為考慮因素作出的最佳估算予以調整。主觀輸入假設之變動可能會對公平價值之估計構成重大影響。

本集團於年內就本公司授出之購股權確認之開支總額為3,000港元(2008年：125,000港元)。

本公司持有52.4%(2008年：54.07%)權益之附屬公司The Singing Machine Company, Inc.(「SMC」)之購股權計劃。

SMC購股權計劃已於2001年9月6日舉行之股東特別大會上獲SMC股東批准(「SMC計劃」)。SMC計劃乃給予董事、經挑選僱員、高級人員、顧問及諮詢人鼓勵或無條件認購權以認購SMC普通股之方法。SMC計劃授權合共1,950,000股SMC普通股，而每名人士於各財政年度可獲授最高450,000股股份。

於購股權授出之日前的12個月內，各參與人行使所授購股權而發行及將予發行之最高股份數目將為300,000股。

購股權可行使期限由SMC董事局決定，惟不可於授出日起計超過10年(或倘為持有普通股10%或以上之持有人，則為5年)。承授人可於購股權期限內任何時間行使購股權。各購股權於授予當日起一年後歸屬。

購股權之認購價由認購權委員會決定，委員會由SMC董事局所挑選之兩名或以上董事組成。購股權之認購價將不低過SMC股份於要約日期之收市價(或倘就授予持有普通股10%或以上之持有人而言，認購價則將不低過SMC股份於要約日期收市價之110%)。

SMC計劃所授出購股權之變動載列如下：

| 授出日期 | 行使價 | 購股權數目<br>年初<br>尚未行使 | 年內<br>已授出 | 年內<br>已沒收 | 年終<br>尚未行使 |
|---|---|---|---|---|---|
| | *美元* | | | | |
| 截至2009年3月31日止年度 | | | | | |
| 2000年9月5日 | 2.04 | 36,150 | – | (30,600) | 5,550 |
| 2002年9月11日 | 11.09 | 30,000 | – | (30,000) | – |
| 2002年12月31日 | 9.00 | 89,140 | – | (70,140) | 19,000 |
| 2003年3月7日 | 5.60 | 30,000 | – | (30,000) | – |
| 2003年4月18日 | 7.20 | 10,000 | – | (10,000) | – |
| 2003年12月19日 | 1.97 | 35,540 | – | (21,860) | 13,680 |
| 2004年2月6日 | 1.54 | 6,500 | – | – | 6,500 |
| 2004年2月26日 | 1.36 | 40,000 | – | (20,000) | 20,000 |
| 2004年3月29日 | 1.20 | 20,000 | – | – | 20,000 |
| 2004年4月26日 | 1.05 | 12,000 | – | (12,000) | – |
| 2004年11月29日 | 0.75 | 60,000 | – | (20,000) | 40,000 |
| 2004年12月1日 | 0.77 | 20,000 | – | – | 20,000 |
| 2005年5月9日 | 0.60 | 182,000 | – | (70,000) | 112,000 |
| 2005年6月6日 | 0.76 | 30,000 | – | – | 30,000 |
| 2006年1月20日 | 0.34 | 30,000 | – | (30,000) | – |
| 2006年3月31日 | 0.32 | 80,000 | – | (20,000) | 60,000 |
| 2006年4月10日 | 0.33 | 336,485 | – | (150,000) | 186,485 |
| 2007年3月31日 | 0.93 | 80,000 | – | (20,000) | 60,000 |
| 2008年3月31日 | 0.45 | 120,000 | – | – | 120,000 |
| 2008年10月3日 | 0.14 | – | 300,000 | – | 300,000 |
| 2009年3月31日 | 0.11 | – | 120,000 | – | 120,000 |
| | | 1,247,815 | 420,000 | (534,600) | 1,133,215 |
| 於年終可予行使 | | | | | 713,215 |
| 加權平均行使價(美元) | | 1.67 | 0.13 | 2.79 | 0.58 |

| 授出日期 | 行使價<br>美元 | 年初<br>尚未行使 | 年內<br>已授出 | 年內<br>已行使 | 年內<br>已沒收 | 年終<br>尚未行使 |
|---|---|---|---|---|---|---|
| | | 購股權數目 | | | | |
| 截至2008年3月31日止年度 | | | | | | |
| 2000年9月5日 | 2.04 | 43,650 | – | – | (7,500) | 36,150 |
| 2002年9月11日 | 11.09 | 30,000 | – | – | – | 30,000 |
| 2002年12月31日 | 9.00 | 90,140 | – | – | (1,000) | 89,140 |
| 2003年3月7日 | 5.60 | 30,000 | – | – | – | 30,000 |
| 2003年4月18日 | 7.20 | 10,000 | – | – | – | 10,000 |
| 2003年12月19日 | 1.97 | 39,600 | – | – | (4,060) | 35,540 |
| 2004年2月6日 | 1.54 | 6,500 | – | – | – | 6,500 |
| 2004年2月26日 | 1.36 | 40,000 | – | – | – | 40,000 |
| 2004年3月29日 | 1.20 | 20,000 | – | – | – | 20,000 |
| 2004年4月26日 | 1.05 | 12,000 | – | – | – | 12,000 |
| 2004年11月29日 | 0.75 | 60,000 | – | – | – | 60,000 |
| 2004年12月1日 | 0.77 | 40,000 | – | – | (20,000) | 20,000 |
| 2005年5月9日 | 0.60 | 207,000 | – | – | (25,000) | 182,000 |
| 2005年6月6日 | 0.76 | 30,000 | – | – | – | 30,000 |
| 2006年1月20日 | 0.34 | 30,000 | – | – | – | 30,000 |
| 2006年2月1日 | 0.32 | 30,000 | – | (30,000) | – | – |
| 2006年3月31日 | 0.32 | 80,000 | – | – | – | 80,000 |
| 2006年4月10日 | 0.33 | 484,000 | – | (117,515) | (30,000) | 336,485 |
| 2007年3月31日 | 0.93 | 100,000 | – | – | (20,000) | 80,000 |
| 2008年3月31日 | 0.45 | – | 120,000 | – | – | 120,000 |
| | | 1,382,890 | 120,000 | (147,515) | (107,560) | 1,247,815 |
| 於年終可予行使 | | | | | | 1,127,815 |
| 加權平均行使價(美元) | | 1.57 | 0.45 | 0.33 | 0.85 | 1.67 |

以上購股權由購股權歸屬日期起十年內行使。

截至2008年3月31日止年度已行使之購股權於行使當日之加權平均股價為0.24美元。

本公司並無根據SMC計劃授予董事任何購股權。

就取得服務而授出購股權之公平價值乃參考所授出購股權之公平值計量。所取得服務之公平值乃按柏力克-舒爾斯定價模式估計。

購股權之公平價值及假設：

| 授出日期 | 2008年<br>3月31日 | 2008年<br>10月3日 | 2009年<br>3月31日 |
|---|---|---|---|
| 於計量日期之公平價值(美元) | 0.12 | 0.04 | 0.03 |
| 股價(美元) | 0.45 | 0.14 | 0.11 |
| 行使價(美元) | 0.45 | 0.14 | 0.11 |
| 預計波幅 | 67.41% | 70.22% | 80.07% |
| 預計購股權期限(年) | 3 | 1 | 1 |
| 預期股息率 | 0% | 0% | 0% |
| 無風險利率 | 3.3% | 1.4% | 0.6% |

預計波幅乃採用本公司於過去一年之歷史股價波動釐定。該模式所採用之預計期限已根據管理層之最佳估計，就不可轉讓性、行使限制及行為考慮因素之影響而作出調整。主觀性之輸入假設變動可對公平價值估計構成重大影響。

本集團於年內就SMC授出之購股權確認之開支總額為139,000港元(2008年：187,000港元)。

## 33. 資本風險管理

本集團之資本管理旨在透過在債務與權益間作出最佳平衡，確保本集團之實體可持續經營之餘，亦為股東締造最大回報。本集團整體策略與去年相同。

本集團之資本架構包括負債淨額(包括借貸(見附註28所披露)扣除現金及現金等值項目)及本公司股東應佔權益(包括已發行股本、儲備及保留溢利)。

本公司董事局定期檢討資本架構。檢討之一部分為董事考慮資本成本及各類資本所附帶之風險。本集團會通過派發股息、發行新股份、購回股份、發行新債務及贖回現有債務等方式，對整體資本架構作出平衡。

## 34. 金融工具

### 金融工具的類別

| | 2009年 | 2008年 |
|---|---|---|
| | *千港元* | *千港元* |
| 金融資產 | | |
| 可供出售之投資 | 24,048 | 24,052 |
| 持作買賣之投資 | 6,955 | 20,381 |
| 衍生金融工具 | – | 120 |
| 指定為按公平價值計入損益之金融資產 | 798 | 8,149 |
| 貸款及應收款項(包括現金及現金等值項目) | 247,607 | 316,001 |
| 金融負債 | | |
| 衍生金融工具 | 50 | 518 |
| 按攤銷成本列賬之其他金融負債 | 457,477 | 624,931 |

### 財務風險管理目標及政策

本集團主要金融工具包括應收賬項及按金、應收／應付聯營公司款項、可供出售之投資、持作買賣之投資、衍生金融工具、指定為按公平價值計入損益之金融資產、銀行結存及現金、應付賬項、銀行透支及借貸。此等金融工具詳情於相關附註披露。與該等金融工具相關風險及減低風險之政策載於下文。管理層管理及監察該等風險，確保及時有效推行適當措施。本集團之整體政策與去年相同。

### 貨幣風險

本公司多家附屬公司之貨幣資產及負債以外幣列值，致使本集團面對外幣風險。

本集團以外幣計值之貨幣資產及貨幣負債(主要指集團內公司間之往來賬目、貿易應收賬項、銀行結餘、貿易應付賬項及借貸)於報告日之賬面值如下：

| | 2009年 | | 2008年 | |
|---|---|---|---|---|
| | **資產** | **負債** | **資產** | **負債** |
| | *千港元* | *千港元* | *千港元* | *千港元* |
| 加拿大元 | 5,939 | 549 | 47,643 | 434 |
| 歐元 | 94 | – | 94 | 19,370 |
| 港元 | 221,791 | 428,149 | 209,676 | 382,722 |
| 日圓 | 1,523 | 1,247 | 4,172 | 2,876 |
| 澳門元 | 17 | – | 53 | – |
| 人民幣 | 169 | – | 153 | 3,712 |
| 新加坡元 | 206 | – | 2,670 | 935 |
| 美元 | 285,276 | 89,756 | 145,195 | 102,881 |
| 瑞郎 | 122 | – | – | – |

本集團目前並無採取外幣對沖政策。然而，管理層會監控外匯風險，於有需要時將考慮對沖重大外幣風險。

**敏感度分析**

本集團實體主要承擔之外幣風險來自加拿大元、港元及美元。根據掛鈎匯率機制，港元與美元匯兑差異之財務影響極微，因此並無編製敏感度分析。

下表詳細説明集團實體對加拿大元及港元兑各集團實體之功能貨幣(包括港元及人民幣)之匯率上調及下調5%之敏感度。5%乃為在內部向主要管理人員報告外幣風險時所採用的敏感度比率，其代表管理層對外匯匯率合理可能變動的評估。敏感度分析僅包括以外幣計值的未結付貨幣項目，並因外匯匯率變動5%對其於年終的換算作出調整。以下正值表明加拿大元及港元兑各集團實體功能貨幣升值5%時虧損之減少值或溢利之增加值。當加拿大元及港元兑各集團實體功能貨幣貶值5%，則會對虧損或溢利構成相應負面影響。

| | 2009年 | 2008年 |
|---|---|---|
| | *千港元* | *千港元* |
| 加拿大元 | 270 | 2,360 |
| 港元 | (10,318) | (8,652) |

管理層認為由於年結日之風險並無反映年內之風險，故敏感度分析不代表固有外匯風險。

**現金流量利率風險**

本集團浮息借貸及銀行透支承擔現金流量利率風險。本集團目前並無採取任何政策對沖利率風險之現金流量。然而，管理層會監控利率風險，於有需要時將考慮對沖重大利率風險。

本集團浮息借貸之利息開支主要根據香港銀行同業拆息利率計算。

**敏感度分析**

以下敏感度分析乃根據於結算日之浮息借貸及銀行透支之利率風險(附註28及29)而釐定。該分析乃假設於結算日之未償還負債金額於整個年度仍不會償還。向主要管理人員作內部利率風險報告時乃使用增加或減少50個基點，反映管理層對利率之可能合理變動之評估。

倘利率增加／減少50個基點，而所有其他可變數維持不變，則本集團截至2009年3月31日止年度之虧損會增加／減少1,390,000港元(2008年：溢利減少／增加2,018,000港元)，主要由於本集團面對浮息借貸及銀行透支之利率風險所致。

管理層認為由於年結日之風險並無反映年內之風險，故敏感度分析不代表固有利率風險。由於計入可供出售投資內之上市股份所承受之價格風險並不重大，故並無呈列敏感度分析。

**價格風險**

本集團之衍生金融工具、指定為按公平價值計入損益之金融資產、持作買賣之投資及若干可供出售之投資於各結算日按公平價值計量。因此，本集團須承擔價格風險。管理層透過維持不同風險之投資組合管理有關風險。由於計入可供出售投資內之上市股份所承受之價格風險並不重大，故並無呈列敏感度分析。

**敏感度分析**

以下敏感度分析乃根據於報告日所面對之價格風險而釐定。

倘有關金融工具之價格增加／減少5%，則截至2009年3月31日止年度之虧損會減少／增加385,000港元(2008年：溢利增加／減少1,401,000港元)，此乃由於衍生金融工具、指定為按公平價值計入損益之金融資產及持作買賣之投資之公平價值變動所致。

管理層認為，敏感度分析不代表固有價格風險，因於結算日之承擔並不反映本年內之承擔。

**信貸風險**

倘訂約各方於2009年3月31日未能履行有關各類已確認金融資產之責任，則本集團之信貸風險最多為於綜合資產負債表所示資產賬面值。

為減低信貸風險，管理層委派專責隊伍釐定信貸額、批核信貸及其他監管程序，確保跟進收回逾期債務。此外，本集團於各結算日審閱個別貿易債務之可收回金額，確保就不可收回金額作出適當減值虧損。因此，本公司董事認為，已大幅減低本集團信貸風險。

由於訂約各方乃國際信貸評級機構授予高信貸評級之銀行，因此，流動資金信貸風險有限。

本集團之信貸風險集中在北美洲。於2009年3月31日，位於北美洲之應收貿易賬項佔本集團應收貿易賬項總額之47%（2008年：70%）。由於本集團之應收貿易賬項總額中之32.98%（2008年：7.91%）及44.52%（2008年：44.57%）分別來自本集團最大客戶及五大客戶，因此本集團亦承擔客戶之集中信貸風險。董事認為，五大客戶全部均為信貸良好之國際客戶。

**流動資金風險**

就管理流動資金風險而言，本集團監察及維持充裕之現金儲備及向大型金融機構取得承諾提供足夠資金，以滿足其短期及長期流動資金需求。本集團透過營運產生之資金及借貸來提供所需營運資金。管理層監察借貸之動用情況，並確保遵守貸款契諾。

下表載有本集團金融負債之剩餘合約年期詳情。就非衍生金融負債而言，有關列表乃根據於本集團可能被要求付款之最早日期之金融負債未貼現現金流量編製。下列載有未貼現現金流量及主要現金流量。

就以淨值基準結算之衍生工具而言，會列出未貼現淨現金流出。若需要總額結算，則該等衍生工具之未貼現流出總額會在表內呈列。

*流動資金及利率風險表*

| | 實際利率 | 按要求償還 | 少於1個月 | 1-3個月 | 3個月至1年 | 多於1年 | 未貼現現金流量總額 | 賬面值 |
|---|---|---|---|---|---|---|---|---|
| | % | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| **2009年** | | | | | | | | |
| **非衍生金融負債** | | | | | | | | |
| 貿易及其他應付賬項 | – | 32,575 | 23,477 | 33,749 | 38,776 | – | 128,577 | 128,577 |
| 應付聯營公司賬項 | – | 2,809 | – | – | – | – | 2,809 | 2,809 |
| 借貸 | 2.0 | – | 87,771 | 148,589 | 65,360 | 29,225 | 330,945 | 326,091 |
| | | 35,384 | 111,248 | 182,338 | 104,136 | 29,225 | 462,331 | 457,477 |
| **衍生工具** | | | | | | | | |
| **－以淨值基準結算** | | | | | | | | |
| 購股權 | | 50 | – | – | – | – | 50 | 50 |
| **2008年** | | | | | | | | |
| **非衍生金融負債** | | | | | | | | |
| 貿易及其他應付賬項 | – | 41,506 | 65,156 | 23,325 | 18,914 | – | 148,901 | 148,901 |
| 應付聯營公司賬項 | – | 2,809 | – | – | – | – | 2,809 | 2,809 |
| 借貸 | 3.5 | 20,114 | 146,096 | 297,572 | 35,692 | 39,050 | 538,524 | 465,050 |
| 銀行透支 | 6.1 | 8,320 | – | – | – | – | 8,320 | 8,171 |
| | | 72,749 | 211,252 | 320,897 | 54,606 | 39,050 | 698,554 | 624,931 |
| **衍生工具** | | | | | | | | |
| **－以淨值基準結算** | | | | | | | | |
| 購股權 | – | 518 | – | – | – | – | 518 | 518 |

**公平價值**

金融資產及金融負債公平價值釐定如下：

- 附帶標準條款及條件並於活躍市場流通之金融資產及金融負債之公平價值參考市場報價而釐定；
- 其他金融資產及金融負債(衍生工具及指定為按公平價值計入損益之金融資產除外)之公平價值按公認之定價模式以貼現現金流量分析而釐定；及
- 衍生工具及指定為按公平價值計入損益之金融資產之公平價值乃由證券經紀採用估值模式根據股價、波幅、相關股本證券之股息收益等輸入因素而釐定。

本公司董事認為，按攤銷成本記錄於綜合財務報告之金融資產及金融負債之賬面值與其相應之公平價值相若。

## 35. 被視為出售附屬公司部份權益

年內，SMC已發行合共2,300,556股(2008年：4,297,619股)股份予若干名獨立第三方，因此，本集團所持有之股權已被攤薄，令本集團錄得被視為出售附屬公司部份權益之虧損150,000港元(2008年：溢利279,000港元)及應佔商譽淨值505,000港元(2008年：6,000港元)。被視為出售附屬公司部份權益之虧損／溢利乃根據於SMC發行額外股份前後，本集團應佔SMC資產淨值之差額計算。

## 36. 承擔

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 就購買物業、廠房及設備已簽約<br>但未在綜合財務報告撥備之資本開支 | 3,229 | 4,067 |

## 37. 經營租約承擔

**作為承租人**

於結算日，本集團根據不可撤銷之已承租物業經營租約須於下列期間支付之最低租金承擔如下：

| | 2009年<br>*千港元* | 2008年<br>*千港元* |
|---|---|---|
| 一年內 | 6,204 | 6,288 |
| 第二至第五年(首尾兩年包括在內) | 12,038 | 23,414 |
| 超過五年 | – | 871 |
| | 18,242 | 30,573 |

經營租約付款指本集團之辦公室及廠房物業之應付租金。年內，為期九年之租約被終止。租約乃經磋商後釐定為一年至五年(2008年：一至九年)，而租金於租約期內是固定的。

**作為出租人**

於結算日，根據本集團與租客簽訂不可撤銷經營租約，於下列期間應收取之未來最低租金如下：

| | **2009年** | **2008年** |
|---|---|---|
| | *千港元* | *千港元* |
| 一年內 | 4,060 | 7,891 |
| 第二至第五年(首尾兩年包括在內) | 127 | 2,608 |
| | 4,187 | 10,499 |

此等物業之租戶租約承諾期由一年至兩年不等。

## 38. 資產抵押

於結算日，本集團抵押若干資產作為所獲一般信貸融資及經紀股票按揭戶口之擔保。該等資產之賬面值如下：

| | **2009年** | **2008年** |
|---|---|---|
| | *千港元* | *千港元* |
| 具追索權銀行貼現票據及已貼現應收賬項結餘 | 38,953 | 97,649 |
| 持作買賣之投資 | 3,204 | 9,726 |
| 指定為按公平價值計入損益之金融資產 | 798 | 6,795 |
| 包括於應收賬項、按金及預付款項中之抵押按金 | 3,034 | 19,657 |

## 39. 退休福利計劃

本集團為香港全體合資格僱員參與香港政府推行之強積金計劃。強積金計劃之資產獨立於本集團之資產，由信託基金管理。本集團就僱員對強積金計劃作出之供款為有關薪俸成本之5%，每月供款上限為1,000港元，惟就本公司執行董事而作出之供款並無每月供款上限。

受僱於中國附屬公司之僱員是中國政府管理之國營退休福利計劃之成員。該等中國附屬公司須按工資若干百分比向退休福利計劃基金供款。本集團對有關退休福利計劃之責任只限於按該計劃所規定供款額作出供款。

## 40. 關連人士交易

(a) 本公司主要股東劉錫康先生為本集團之一項非上市可供出售投資之減值提供個人擔保額達15,000,000港元(2008年：15,000,000港元)。

(b) 於2008年9月25日，升岡集團有限公司(本公司之全資附屬公司)向恆敏實業有限公司(「恆敏」，本公司之非全資附屬公司)之其他股東(包括一名有權行使或控制恆敏之15%投票權之股東)收購恆敏餘下20%股本權益，代價為1,600,000港元。於完成收購後，恆敏成為了本公司之全資附屬公司。

(c) 本集團與聯營公司有往來賬項。於2009年3月31日，其往來賬項結餘及其條款分別列於綜合資產負債表內及於附註24披露。

(d) 年內，本集團就本公司董事劉錫康先生多名近親家族成員作為本集團僱員而向彼等支付之薪酬及其他短期僱員福利(包括以股份支付之付款)為1,778,000港元(2008年：1,376,000港元)。

(e) 主要管理人員之薪酬

年內，主要管理人員，即執行董事之酬金詳情載於附註9。

## 41. 結算日後事項

於2009年6月10日，本集團與廣東江門新會經濟開發區管理委員會訂立一項協議，以出售於2009年3月31日之綜合資產負債表列示為預付租賃款項61,046,000港元及在建工程419,000港元之一幅位於江門市之土地，代價約為人民幣59,388,000元(相等於67,702,000港元)。截至本財務報告批准日期，該項出售尚未完成。

## 42. 主要附屬公司

本公司之主要附屬公司詳情如下：

| 附屬公司名稱 | 註冊成立或註冊／營業地點 | 已發行普通股股本／註冊資本面值 | 本集團應佔股本權益 2009年 | 2008年 | 主要業務 |
|---|---|---|---|---|---|
| 鋭歡有限公司 | 香港 | 2港元 | 100% | 100% | 投資控股 |
| Cosmo Communications Corporation | 美國／加拿大 | 1,571,000美元 | 93.8% | 93.8% | 電器產品貿易及投資控股 |
| 永堅有限公司 | 香港 | 10,000港元 | 100% | 100% | 投資控股 |
| Hyundai Household Improvement Limited | 香港 | 2港元 | 100% | 100% | 電器產品貿易 |
| 高力勤實業有限公司 | 香港 | 25,000,000港元 | 100% | 100% | 投資控股 |
| 高力勤國貿有限公司 | 香港 | 2港元 | 100% | 100% | 投資控股 |
| 妙勤企業有限公司 | 香港 | 5,000,000港元 | 96% | 96% | 物業投資 |
| Newstar.com Limited | 英屬維爾京群島 | 1美元 | 100% | 100% | 投資控股 |
| Nice States Investment Limited | 香港 | 2港元 | 100% | 100% | 物業投資 |
| 美日有限公司 | 香港 | 2港元 | 100% | 100% | 投資控股及物業發展 |
| 廣捷有限公司 | 香港 | 2港元 | 100% | 100% | 物業投資 |
| 永光管理有限公司 | 英屬維爾京群島 | 1美元 | 100% | 100% | 投資控股 |
| Sheen United Technology Limited | 英屬維爾京群島 | 1美元 | 100% | 100% | 投資控股 |
| SIH Limited | 英屬維爾京群島 | 10,000港元 | 100% | 100% | 投資控股 |
| Skylight Technologies Limited | 英屬維爾京群島 | 1美元 | 100% | 100% | 投資控股 |
| 星輝電子有限公司 | 香港 | 15,090,000港元 | 100% | 100% | 電子產品貿易 |

| 附屬公司名稱 | 註冊成立或註冊／營業地點 | 已發行普通股股本／註冊資本面值 | 本集團應佔股本權益 | | 主要業務 |
|---|---|---|---|---|---|
| | | | 2009年 | 2008年 | |
| Star Fair Manufacturing Company Limited | 澤西島/中國 | 12英鎊 | 100% | 100% | 電子產品製造及銷售 |
| Star Legend Offshore Limited | 英屬維爾京群島 | 1美元 | 100% | 100% | 投資控股 |
| Star Legend Technologies Limited | 英屬維爾京群島 | 1美元 | 100% | 100% | 投資控股 |
| 升岡電子有限公司 | 香港 | 13,000,000港元 | 100% | 100% | 電子產品貿易 |
| 星葉發展有限公司 | 香港 | 2港元 | 100% | 100% | 投資控股 |
| Starlight eTech (Holdings) Limited | 英屬維爾京群島 | 1美元 | 100% | 100% | 投資控股 |
| 升岡出口有限公司 | 香港 | 2港元 | 100% | 100% | 電子產品貿易及物業投資 |
| 升岡集團有限公司 | 香港 | 73,920,192港元 | 100% | 100% | 投資控股 |
| Starlight Manufacturers Limited | 澤西島／中國 | 100,000港元 | 100% | 100% | 電子產品製造及銷售 |
| 升岡市場拓展有限公司 | 香港 | 2港元 | 100% | 100% | 電子產品市場推廣 |
| 升岡市場推廣有限公司 | 香港 | 2港元 | 100% | 100% | 證券買賣及電子產品貿易 |
| 升岡市場推廣澳門離岸商業服務有限公司 | 澳門 | 100,000港元 | 100% | 100% | 電子產品貿易 |
| 升岡科研有限公司 | 香港 | 10,000港元 | 100% | 100% | 物料採購及電子產品及部件貿易 |
| 升岡影像有限公司 | 香港 | 4港元 | 100% | 100% | 為集團公司提供代理服務及視像產品貿易 |

| 附屬公司名稱 | 註冊成立或註冊／營業地點 | 已發行普通股股本／註冊資本面值 | 本集團應佔股本權益 2009年 | 本集團應佔股本權益 2008年 | 主要業務 |
|---|---|---|---|---|---|
| Starlite Consumer Electronics (USA) Inc. | 開曼群島 | 2港元 | 100% | 100% | 電子產品貿易 |
| Starlite Consumer Electronics (USA) Inc. | 美國 | 20美元 | 100% | 100% | 電子產品貿易 |
| Starshow Investment Limited | 香港 | 2港元 | 100% | 100% | 為集團公司提供代理服務 |
| 恆敏實業有限公司 | 香港 | 4,000,000港元 | 100% | 80% | 塑膠產品製造及銷售 |
| The Singing Machine Company, Inc. (「SMC」)** | 美國 | 272,862美元 | 52.4% | 54.07% | 消費卡拉OK音響設備貿易 |
| Top Spring Technology Limited | 英屬維爾京群島 | 1美元 | 100% | 100% | 投資控股 |
| 廣州星輝電子制造有限公司 | 中國* | 33,300,000港元 | 100% | 100% | 電子產品製造及銷售 |
| 番禺富臨花園房地產有限公司 | 中國* | 人民幣31,750,000元 | 100% | 100% | 物業發展 |
| 番禺恆敏塑膠制品有限公司 | 中國* | 20,000,000港元 | 100% | 100% | 塑膠產品製造及銷售 |
| 番禺星輝電器制造有限公司 | 中國* | 21,500,000港元 | 100% | 100% | 電子產品製造及銷售 |

* 附屬公司屬為中國全外資企業。

** 於2009年3月31日，SMC在NYSE Amex Equatres（前稱「美國證券交易所」）上市。於2009年6月23日，SMC接獲NYSE Amex LLC之除牌通知書，故其普通股已由2009年7月7日起在場外交易議價板報價。

董事局認為上表所列本公司附屬公司均對本年度之業績有重要的影響，或構成本集團資產淨值主要部分。董事局認為如提供其他附屬公司之詳情，將令資料過於冗長。

除SIH Limited及Star Legend Offshore Limited為本公司直接持有外，所有其他附屬公司均為本公司間接持有。於本年底或本年度內任何時間，均無附屬公司有任何未償還借貸資本。

## 財務報告附註

*截至2009年9月30日止6個月*

### 1. 編製基準

截至2009年9月30日止6個月之未經審核簡明綜合中期財務報告乃按照香港會計準則(「香港會計準則」)第34號「中期財務申報」所編製。

### 2. 會計政策之變動

下列新訂／經修訂準則及準則之修訂本乃適用於本集團，並必須於2009年1月1日或其後開始之財政年度採用：

| | |
|---|---|
| 香港會計準則第1號(經修訂) | 財務報告之呈列 |
| 香港會計準則第23號(修訂本) | 借貸成本 |
| 香港財務報告準則第7號(修訂本) | 改善有關金融工具之披露資料 |
| 香港財務報告準則第8號 | 經營分部 |

採用上述現有準則之修訂本並無對本集團之財務狀況造成重大影響，亦無導致本集團之會計政策出現任何變動。

下列新訂準則、準則之修訂本及詮釋必須於209年1月1日或其後開始之財政年度採用，但目前並不適用於本集團：

| | |
|---|---|
| 香港會計準則第32號及香港會計準則第1號(修訂本) | 可沽售金融工具及清盤時產生之責任 |
| 香港會計準則第39號(修訂本) | 金融工具：確認及計量－內含衍生工具 |
| 香港財務報告準則第1號及香港會計準則第27號(修訂本) | 投資一家附屬公司、共同控制實體或聯營公司之成本 |
| 香港財務報告準則第2號(修訂本) | 以股份為基礎之付款－歸屬條件及註銷 |
| 香港(國際財務報告詮釋委員會)－詮釋第9號及香港會計準則第39號(修訂本) | 重估內含衍生工具 |
| 香港(國際財務報告詮釋委員會)－詮釋第13號 | 客戶忠誠計劃 |
| 香港(國際財務報告詮釋委員會)－詮釋第15號 | 房地產建造協議 |
| 香港(國際財務報告詮釋委員會)－詮釋第16號 | 海外業務淨投資對沖 |
| 香港會計準則第39號(修訂本) | 金融工具：確認及計量－合資格對沖項目 |
| 香港財務報告準則第2號(修訂本) | 以股份為基礎之付款－集團現金結算以股份為基礎付款之交易 |
| 香港財務報告準則第3號(經修訂)及香港會計準則第7號(經修訂) | 業務合併以及綜合及獨立財務報表 |
| 香港(國際財務報告詮釋委員會)－詮釋第17號 | 向擁有人分派非現金資產 |
| 香港(國際財務報告詮釋委員會)－詮釋第18號 | 轉讓客戶資產 |
| 其他多項準則及詮釋 | 香港會計師公會對香港財務報告準則作出之增補修訂 |

### 3. 分類資料

**業務分部**

香港財務報告準則第8號經營分部對有關本集團經營分部之資料披露有所規定。採用此準則並無對本集團之經營業績或財務狀況造成任何影響。本集團確定，經營分部與過往根據香港會計準則第14號分部呈報所確認及披露之業務分部相同。

本集團由兩個分部組成，分別是電子產品設計、製造及銷售及證券買賣。該等分部乃本集團報告其主要分類資料之基準。

主要業務如下：

**截至2009年9月30日止6個月**

| | 電子產品設計、製造及銷售<br>*千港元* | 證券買賣<br>*千港元* | 合計<br>*千港元* |
|---|---|---|---|
| **營業額** | 389,549 | – | 389,549 |
| **分部業績** | (27,338) | 5,156 | (22,182) |
| 利息收入 | | | 639 |
| 未分配收入 | | | 2,419 |
| 應佔聯營公司溢利 | | | 461 |
| 融資成本 | | | (5,034) |
| 除税前虧損 | | | (23,697) |
| 税項 | | | (1,044) |
| 本期間虧損 | | | (24,741) |

**截至2008年9月30日止6個月**

| | 電子產品設計、製造及銷售<br>*千港元* | 證券買賣<br>*千港元* | 合計<br>*千港元* |
|---|---|---|---|
| **營業額** | 767,424 | – | 767,424 |
| **分部業績** | 22,428 | (5,386) | 17,042 |
| 利息收入 | | | 365 |
| 應佔聯營公司溢利 | | | 1,175 |
| 融資成本 | | | (10,988) |
| 除税前溢利 | | | 7,594 |
| 税項 | | | (724) |
| 本期間溢利 | | | 6,870 |

## 4. 其他收入

| | 截至9月30日止6個月 | |
|---|---|---|
| | **2009年** | **2008年** |
| | *千港元* | *千港元* |
| 其他收入包括： | | |
| 佣金收入 | 343 | 1,191 |
| 匯兌收益淨值 | 7,441 | 596 |
| 投資收入 | 1,113 | 1,173 |
| 租金收入 | 2,419 | 2,334 |
| 雜項收入 | 3,070 | 2,819 |
| | 14,386 | 8,113 |

## 5. 金融工具之公平價值增加(減少)淨額

| | 截至9月30日止6個月 | |
|---|---|---|
| | **2009年** | **2008年** |
| | *千港元* | *千港元* |
| 衍生金融工具之公平價值增加 | 675 | 417 |
| 指定為按公平價值計入損益之金融資產之公平價值增加(減少) | 374 | (669) |
| 持有作買賣之投資之公平價值增加(減少) | 4,002 | (5,403) |
| | 5,051 | (5,655) |

## 6. 折舊及攤銷

於本期間，本集團就名下物業、廠房及設備、預付租賃款項及產品開發成本於綜合財務報表內扣除約24,639,000港元(截至2008年9月30日止6個月：27,267,000港元)之折舊及攤銷。

## 7. 稅項

| | 截至9月30日止6個月 | |
|---|---|---|
| | **2009年** | **2008年** |
| | *千港元* | *千港元* |
| 稅項支出(退回)包括： | | |
| 香港利得稅 | – | 1,081 |
| 其他司法區之稅項(退稅) | 1,044 | (357) |
| 本公司及其附屬公司應佔稅項 | 1,044 | 724 |

由於本集團於本期間內在香港並無產生任何應課稅溢利，故並無為香港利得稅計提任何撥備(2008年9月30日止6個月：1,081,000港元)。

香港利得稅乃根據本期間之估計應課稅溢利按稅率16.5%(2008年：16.5%)計算。

其他司法區之稅項乃按個別司法區之現行稅率計算。

## 8. 每股(虧損)盈利

每股之基本及攤薄(虧損)盈利乃根據以下資料計算：

| | 截至9月30日止6個月 | |
|---|---|---|
| | **2009年** | **2008年** |
| 本公司擁有人於本期間淨(虧損)溢利及為計算每股基本及攤薄(虧損)盈利 | (17,675,000)港元 | 10,359,000港元 |
| 為計算每股基本(虧損)盈利之加權平均股份數目 | 785,088,828 | 789,241,999 |
| 為計算每股攤薄(虧損)盈利之購股權相關普通股潛在攤薄影響 | 不適用 | 42,410,925 |
| 為計算每股攤薄(虧損)盈利之加權平均普通股份數目 | 不適用 | 831,652,924 |

## 9. 中期股息

董事議決不派發截至2010年3月31日止年度之中期股息(截至2009年3月31日止年度：每股零仙)。

## 10. 物業、廠房及設備

| | 截至9月30日止6個月 | |
|---|---|---|
| | **2009年** | **2008年** |
| | *千港元* | *千港元* |
| 於年度初期賬面淨值 | 272,565 | 298,575 |
| 匯兑調整 | (149) | (64) |
| 添置 | 10,452 | 22,647 |
| 折舊 | (24,406) | (26,401) |
| | 258,462 | 294,757 |

## 11. 應收賬項、按金及預付款項

於2009年9月30日，應收賬項、按金及預付款項中包括貿易賬項228,826,000港元(2009年3月31日：102,003,000港元)。本集團給予貿易客戶之信貸賬期最長為90日，視乎所出售產品而定。於報告日應收貿易賬款之賬齡分析如下：

| | **2009年<br>9月30日<br>(未經審核)** | **2009年<br>3月31日<br>(經審核)** |
|---|---|---|
| | *千港元* | *千港元* |
| 0 – 30日 | 183,566 | 67,376 |
| 31 – 60日 | 22,804 | 5,002 |
| 61 – 90日 | 2,139 | 9,338 |
| 超過90日 | 20,317 | 20,287 |
| | 228,826 | 102,003 |

## 12. 應付賬款及應計費用

於2009年9月30日，應付賬項及應計費用包括貿易賬款188,456,000港元(2009年3月31日：120,323,000港元)。於結算日應付貿易賬款之賬齡分析如下：

| | **2009年<br>9月30日<br>(未經審核)** | **2009年<br>3月31日<br>(經審核)** |
|---|---|---|
| | *千港元* | *千港元* |
| 0 – 30日 | 140,838 | 29,264 |
| 31 – 60日 | 19,680 | 16,914 |
| 61 – 90日 | 6,771 | 19,641 |
| 超過90日 | 21,167 | 54,504 |
| | 188,456 | 120,323 |

## 13. 股本

| | 股份數目 | 已發行及繳足股本<br>*千港元* |
|---|---|---|
| 於2009年4月1日結餘及2009年9月30日結餘 | 785,088,828 | 314,035 |

## 14. 資本承擔

| | **2009年9月30日**<br>*千港元* | **2009年3月31日**<br>*千港元* |
|---|---|---|
| 有關下列各項之已簽約但未在綜合財務報表內撥備： | | |
| 一收購物業、廠房及設備之資本費用 | 1,389 | 3,229 |

## 15. 或然負債

本集團於2009年9月30日及2009年3月31日，並無任何重大或然負債。

## 16. 關連人士交易

本集團於本六個月期間內並無進行重要之關連人士交易。

## 債項聲明

### 借貸

於二零一零年四月三十日(即付印本通函前確定本債項聲明內容之最後實際可行日期)(「確定債項日期」)營業結束時，本集團有下列未償還借貸：

| | 非即期部分 | 即期部分 | 總計 |
|---|---|---|---|
| | *千港元* | *千港元* | *千港元* |
| 短期銀行貸款*(附註a)* | – | 100,800 | 100,800 |
| 長期銀行貸款*(附註b)* | 14,504 | 11,943 | 26,447 |
| 具追索權貼現票據之貸款*(附註c)* | – | 28,003 | 28,003 |
| 信託收據及入口貸款*(附註d)* | – | 65,098 | 65,098 |
| 債權貼現貸款*(附註e)* | – | 4,618 | 4,618 |
| | 14,504 | 210,462 | 224,966 |

*附註*

a) 短期銀行貸款約100,800,000港元為無抵押，按年利率1.13厘至3.92厘計息，須於一年內償還。

b) 長期銀行貸款約26,447,000港元為無抵押，按年利率1.63厘計息，其中約11,943,000港元須於一年內償還，餘額約14,504,000港元須於2至5年內償還。

c) 具追索權貼現票據之貸款約為28,003,000港元，倘於到期日前應收賬項出現信貸虧損，則本集團須向金融機構還款，因此，本集團繼續將其賬面值全數確認為借貸。

d) 信託收據及入口貸款約65,098,000港元為無抵押，按年利率1.5厘至2.6厘計息，須於一年內償還。

e) 債權貼現貸款約4,618,000港元為無抵押，按月利率2厘計息，須於一年內償還。

**或然負債**

*本公司*

本公司就銀行信貸授予若干附屬公司之公司擔保之或然負債總額約1,299,100,000港元。於二零一零年四月三十日，附屬公司已動用其中約214,852,000港元信貸。

除上文所述者外，截至二零一零年四月三十日，本集團及本公司並無任何重大或然負債。

**資產抵押**

於二零一零年四月三十日，本集團抵押若干主要資產作為本集團所獲一般信貸融資及證券經紀股票戶口之擔保。該等資產之賬面值如下：

| | *千港元* |
|---|---|
| 具追索權貼現票據及已貼現應收賬項結餘 | 32,621 |

**免責聲明**

除本附錄一「債項聲明」分節所述以及集團內公司間負債外，截至二零一零年四月三十日，本集團概無已發行及獲准或其他已設立但未發行之債務證券，有擔保、無擔保、有抵押、無抵押之定期貸款以及有擔保、無擔保、有抵押、無抵押之銀行借貸(包括銀行貸款及透支或其他類似債項)、承兑負債(不包括正常貿易票據)或承兑信貸、租購或融資租約承擔、擔保或其他重大或然負債。

董事確認自二零一零年四月三十日以來債項及或然負債並無重大不利變動。

## 營運資金

董事經計及公開發售所得款項及本集團財務資源(包括內部所得資金及本集團可動用之信貸融資)並經過審慎周詳考慮後，認為本集團擁有足夠營運資金滿足現時(即自本通函日期起至少未來十二個月)之需要。

## 業務回顧及前景

### 截至二零零九年三月三十一日止年度的業務回顧

*業績*

截至二零零九年三月三十一日止財政年度內，全球經濟體系經歷著史無前例的環球金融市場震蕩，消費者信心銳挫，信貸市場日益緊縮。不幸地，由於本集團經營環球業務，製造、銷售及分銷辦事處遍佈全球，所以我們亦不能倖免於面對這場經濟挑戰。因此，本集團於二零零九年財政年度錄得銷售額1,281,000,000港元，而二零零八年財政年度則為2,199,000,000港元(跌幅42%)。鑒於經濟急速嚴重下滑，我們錄得虧損120,000,000港元。然而，縱然面對經濟衰退局面，我們卻比去年持有更多現金、減少存貨及降低了間接開支。

*電子生產業務*

二零零九年財政年度對本集團電子生產業務而言相當艱巨。由於歐美兩國佔本集團銷售之96%，本集團在北美洲及歐洲之銷售分別較去年下跌35%及54%，業績表現難免受損。

影響本年度財務業績之因素有多項。毛利率由二零零八年財政年度之24%下降至二零零九年財政年度之20%。於二零零九年財政年度前，本集團之電子生產業務策略為致力於生產高檔產品及淘汰利潤較低之低檔產品。但是，鑒於經濟不穩，本集團不幸地被迫採取反向策略。零售市場疲弱及消費者信心動搖，亦導致一向利潤較低之廉價產品銷售提高。因此，平均單位售價下跌5.4%。由於低檔產品佔銷售組合大部分比重，故利潤出現下調。

另外，年內向客戶提供折扣亦對毛利率造成不利影響。鑒於零售市場疲弱，假期旺季期間銷售滑落。為了支持零售商周轉存貨，本集團提供了折扣優惠及營銷資助金。

二零零九年財政年度內，大部分原材料之成本同樣受到影響。本集團其中一項主要部件為LCD面板，其價格於財政年度下半年一直出現難以預測之波動。雖然LCD面板之成本於整個年度內持續下調，但因本集團須預早採購此等部件生產成品以趕及交貨期，故未能把握降價之機會。這種情況令本集團兩面受創；本集團須於季前以高價採購供應品，然後在旺季LCD面板成本降低的當時被迫提供折扣以保持競爭力。

本集團之經營成本亦因全球金融市場動蕩而受到不利影響。於二零零九年財政年度，人民幣兑港元匯價升值6.8%。由於本集團在中國之製造業務龐大，故國內之港元購買力轉弱令本集團付出額外開支。中國之新勞動法獲得通過，導致開支增勢變本加厲。由於本集團就銷售下降作出應對及採取行動削減人手，故新勞動法迫使本公司增加向裁減員工支付之遣散費。

本集團於結算日之存貨為402,000,000港元，較去年之544,000,000港元減少26%。存貨減少乃因本集團財政年度第四季積極傾銷存貨所致。

*證券買賣*

於本年度，本集團錄得分部業績虧損12,400,000港元。

**截至二零零九年九月三十日止六個月之業務回顧**

由於全球經濟持續衰退，失業高踞不下，以及消費疲弱，故本集團於本中期未能扭轉表現。本集團錄得銷售額390,000,000港元(二零零八年：767,000,000港元)，並錄得本公司擁有人應佔淨虧損18,000,000港元，而二零零八年則錄得本公司擁有人應佔淨溢利10,000,000港元。

本集團營業額錄得49%減幅，主要由於財政年度初的銷售放緩所致。銷售放緩乃由以下本集團控制以外之多重因素所影響。於年初，由於商鋪存貨過剩且消費者信心不明朗，零售商預期前景不佳，美國零售業亦趨向審慎。因此，零售商延遲訂購或完全取消訂單。此外，傳統假日如復活節、母親節及父親節亦未能帶動零售消費。為應付疲弱的經濟消費，零售商亦集中訂購價錢相宜的入門級產品。然而，兩年前經濟強勁，本集團改變策略，由生產入門級產品轉而生產高檔產品。零售商採購趨勢並未跟隨本集團策略改變而專注於高檔產品。聖誕節季節訂單開始時，本集團亦受珠江三角洲地區工人短缺所影響。這對銷售額影響雖不算重大，但已導致期內單位成本增高及毛利率下降。

毛利率由22%下降至19%。工人工資已經漸趨穩定，但因勞工短缺，本集團須增加工人加班工作以彌補短缺。由於中國南方省份有數以千計之工廠倒閉，大量工人回到數百里外之家鄉，而未有回到南方省份待業。本集團於財政年度初採取積極行動以減少過剩存貨及減少儲存及融資成本，因此毛利率亦受負面影響。

本集團將行政費用及財務成本分別減少7%及54%。行政薪酬全線減少10%至25%。由於本集團於本期間將借貸維持於低水平，故此財務費用較二零零八年大幅減少。

本公司擁有人應佔淨虧損18,000,000港元乃主要由於銷售額下滑及毛利率溫和下跌所致。管理層曾預期業績轉好，惟現時淨虧損乃因管理層控制以外之因素所致。

**前景**

管理層有信心本集團能力抵禦持續之經濟衰退。為此，本集團已實施多個方案降低間接開支，並採取經濟緩慢復蘇之保守態度。

於二零零九年四月，本集團首先在中國工廠大幅削減人手及取消加班補水。故此，管理層節省大量經費，為預期未來一年之營業額下跌作好準備。

於二零零九年財政年度，中國珠江三角洲地區有不少工廠倒閉。本集團預期，市場上激烈的競爭日後將會淡化，因此展望前景向好，利潤會有所改善。Hamilton Beach品牌特許系列產品持續發展，under-the-cabinet（「UTC」）系列尤其突出。本集團亦正積極把握機會特許分銷其他知名品牌，以強化其品牌組合。憑藉悠久的歷史、龐大的產能及技術資源，本集團預期於經濟衰退過往將繼續在消費電子市場上成為實力雄厚之從業公司。

雖然經濟衰退導致銷售減半，但本集團於二零零九年財政年度亦投資了42,800,000港元進行研發相關工作，較前一年之43,600,000港元僅輕微減少。本集團之政策為維持大額研發投資，藉向客戶提供創新科技產品保持競爭優勢。

本集團預見於未來數年之中國製造業環境向好。人民幣去年大幅度升值6.8%，並影響中國工資、原材料及所有間接製造成本上漲，自二零零九年財政年度結束起已保持穩定。由於經濟困境可能促使政府向國內經營之私營僱主採取調和措施，故本集團預期中國之營商環境將見改善。

本集團對於二零一零年財政年度較二零零九年財政年度顯著好轉之憧憬充滿希望。憑藉強勁之流動資金狀況，配合精簡的成本架構、靈活多變之生產能力、持續作出研發投資、北美洲分銷業務改善，以及在中國擁有一支資深團隊，本集團已準備就緒，於全球經濟復蘇後重上軌道，恢復盈利能力。

儘管若干經濟指標顯示全球經濟正值復甦初期，惟結束目前經濟衰退預期將由二零零九年延遲至二零一零年。管理層對本集團銷售額將於二零一零年改善抱審慎樂觀態度。本集團將銀行貸款維持於低水平、謹慎監督存貨規劃、鞏固本集團於美國及英國之銷售份額及以一連串措施精簡架構，使其可於漫長復甦期中持續發展。

## A. 本集團經調整綜合有形資產淨值之未經審核備考報表

以下為本集團經調整綜合有形資產淨值之未經審核備考報表，以說明建議股本重組及按每股發售股份0.12港元以所持每五股經調整股份獲發行四股發售股份基準公開發售不少於628,071,062股但不多於642,675,862股每股面值0.10港元之發售股份可能對本集團之有形資產淨值造成之影響(假設股本重組及公開發售於二零零九年九月三十日已完成)。由於僅就說明用途編製且基於其性質未必可真實反映本集團於完成股本重組及公開發售後之財務狀況。

本集團經調整綜合有形資產淨值之未經審核備考報表乃根據摘錄自本集團所刊發截至二零零九年九月三十日止六個月之未經審核中期報告之本公司擁有人應佔本集團未經審核綜合有形資產淨值編製，並根據股本重組及公開發售之影響作出調整。

| 於二零零九年九月三十日本公司擁有人應佔本集團經調整未經審核綜合有形資產淨值 | 估計公開發售所得款項淨額 | 緊隨股本重組及公開發售完成後本公司擁有人應佔本集團未經審核備考經調整綜合有形資產淨值 | 緊隨股本重組及公開發售完成後本公司擁有人就每股經調整股份應佔本集團未經審核備考經調整綜合有形資產淨值 |
|---|---|---|---|
| *(附註1)* | *(附註2)* | | *(附註3)* |
| *千港元* | *千港元* | *千港元* | *港元* |
| 624,258 | 72,909 | 697,167 | 0.49 |

*附註：*

1. 於二零零九年九月三十日本公司擁有人應佔經調整未經審核綜合有形資產淨值為624,258,000港元，即本公司擁有人應佔本集團未經審核綜合資產淨值650,886,000港元(摘錄自本公司所刊發截至二零零九年九月三十日止六個月之中期報告)減產品開發成本及商譽總額26,628,000港元。

2. 估計公開發售所得款項淨額乃根據按每股發售股份0.12港元發售628,071,062股每股面值0.10港元(待股本重組生效後可予調整)之發售股份(假設於記錄日期及時間前概無行使未行使之購股權)並經扣除估計包銷費用及本集團承擔的其他相關開支約2,460,000港元計算得出。

3. 本公司擁有人就每股經調整股份應佔本集團未經審核備考經調整綜合有形資產淨值乃根據1,413,159,890股經調整股份(包括於最後實際可行日期已發行之785,088,828股經調整股份及628,071,062股發售股份(假設於記錄日期及時間前概無行使未行使之購股權))計算。於最後實際可行日期，本集團尚有18,256,000份未行使之購股權，編製經調整綜合有形資產淨值之未經審核備考報表乃假設概無行使該等購股權。

## B. 有關經調整綜合有形資產淨值之未經審核備考報表之會計師報告

*以下為申報會計師德勤•關黃陳方會計師行就未經審核備考財務資料發出之會計師報告全文。*


Deloitte.
德勤

### 有關經調整綜合有形資產淨值之未經審核備考報表之會計師報告

**致升岡國際有限公司*董事**

吾等謹此就升岡國際有限公司*(「貴公司」)及其附屬公司(下文統稱「貴集團」)之經調整綜合有形資產淨值之未經審核備考報表作出報告，該等報表乃由　貴公司董事僅就闡釋用途編製，旨在提供建議股本重組及按每股發售股份0.12港元以所持每五股經調整股份獲發行四股發售股份基準公開發售不少於628,071,062股但不多於642,675,862股每股面值0.10港元之發售股份(「公開發售」)可能對　貴集團所呈列於二零零九年九月三十日之綜合有形資產淨值之影響的資料，以供載入　貴公司所刊發日期為二零一零年五月三十一日之通函(「通函」)附錄二。編製經調整綜合有形資產淨值之未經審核備考報表之基準載於通函第116頁。

**貴公司董事及申報會計師各自之責任**

貴公司董事就根據香港聯合交易所有限公司證券上市規則(「上市規則」)第4章第29段規定以及參照香港會計師公會頒佈之會計指引第7號「編製備考財務資料以供載入投資通函」編製經調整綜合有形資產淨值之未經審核備考報表承擔全部責任。

吾等之責任乃根據上市規則第4章第29(7)段之規定就經調整綜合有形資產淨值之未經審核備考報表發表意見，並向閣下報告。對於吾等之前所發出任何有關編撰經調整綜合有形資產淨值之未經審核備考報表所採用任何財務資料之任何報告，吾等概不負責，除非屬於發出當日獲發該等報告之人士。

* *僅供識別*

## 意見基準

吾等根據香港會計師公會頒佈之香港投資通函報告委聘準則第300號「投資通函之備考財務資料會計師報告」履行委聘工作。吾等之工作主要包括比較來源文件之未經調整財務資料、考慮支持調整之憑證並與　貴公司董事討論經調整綜合有形資產淨值之未經審核備考報表。此項委聘並不涉及獨立審查任何相關財務資料。

吾等在策劃和履行工作時，均以取得一切吾等認為所需資料及解釋為目標，使吾等能獲得充分憑證，就　貴公司董事按所述基準妥為編製之經調整綜合有形資產淨值之未經審核備考報表作出合理確定，有關基準與　貴集團之會計政策一致，而調整就根據上市規則第4章第29(1)段披露經調整綜合有形資產淨值之未經審核備考報表而言屬適合。

根據　貴公司董事之判斷及假設編製之經調整綜合有形資產淨值之未經審核備考報表僅作闡釋用途且基於其假設性質，並不保證及表明日後將發生任何事項，亦未必說明　貴集團於二零零九年九月三十日或任何未來日期之財務狀況。

## 意見

吾等認為：

a)　貴公司董事已按所述基準妥為編撰經調整綜合有形資產淨值之未經審核備考報表；

b)　該等基準與　貴集團之會計政策一致；及

c)　就根據上市規則第4章第29(1)段披露之經調整綜合有形資產淨值之未經審核備考報表而言，上述調整乃屬適當。

**德勤•關黃陳方會計師行**
*執業會計師*
香港

二零一零年五月三十一日

## 1. 責任聲明

本通函所載資料乃遵照上市規則之規定而刊載，以提供有關本集團之資料。

董事願共同及個別對本通函所載資料之準確性負全責，且經作出一切合理查詢後，確認就彼等所深知，本通函內表達之意見乃經審慎周詳之考慮後方作出，本通函亦無遺漏其他事實致使本通函所載任何聲明有誤導成分。

本通函所載資料乃遵照上市規則之規定而刊載，以提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任。彼等經作出一切合理查詢後，確認就彼等所深知及確信，本通函概無遺漏其他事實致令本通函所載任何聲明有誤導成分。

## 2. 股本

假設未行使之購股權於記錄日期及時間前未獲行使

| 法定股本： | | *港元* |
|---|---|---|
| 1,250,000,000股 | 每股面值0.40港元之普通股 | 500,000,000 |
| 已發行及繳足或入賬列作繳足： | | |
| 785,088,828股 | 於最後實際可行日期每股面值0.40港元之普通股 | 314,035,531 |
| 785,088,828股 | 股本重組生效後每股面值0.10港元之普通股 | 78,508,882.80 |
| 628,071,062股 | 將予發行之發售股份 | 62,807,106.20 |
| 1,413,159,890股 | | 141,315,989.00 |

假設未行使之購股權於記錄日期及時間前獲悉數行使

| 法定股本： | | 港元 |
|---|---|---|
| 1,250,000,000股 | 每股面值0.40港元之普通股 | 500,000,000 |

| 已發行及繳足或入賬列作繳足： | | |
|---|---|---|
| 785,088,828股 | 於最後實際可行日期每股面值0.40港元之普通股 | 314,035,531 |
| 785,088,828股 | 股本重組生效後每股面值0.10港元之普通股 | 78,508,882.80 |
| 803,344,828股 | 未行使之購股權獲悉數行使後每股面值0.10港元之普通股 | 80,334,482.80 |
| 642,675,862股 | 將予發行之發售股份 | 64,267,586.20 |
| 2,231,109,518股 | | 223,110,951.80 |

本公司並無任何證券現已在任何其他證券交易所上市及買賣，亦無正在或擬尋求批准本公司證券在任何其他證券交易所上市及買賣。

概無訂立任何有關放棄／將會放棄或同意放棄未來股息之安排。

## 3. 權益披露

### (a) 董事及主要行政人員於本公司之權益

於最後實際可行日期，董事或主要行政人員及彼等之聯繫人士於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有而根據證券及期貨條例第XV部第7及8分部須知會本公司或其任何相聯法團及聯交所或根據證券及期貨條例第352條須記入登記冊或根據上市規則所載上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益及淡倉如下：

| 姓名／名稱 | 權益性質 | 所持股份數目 | 佔本公司已發行股本之概約百分比 |
|---|---|---|---|
| 劉錫康先生*(附註1及4)* | 實益擁有人 | 99,823,029 | 12.71% |
| 劉錫淇先生*(附註2及4)* | 實益擁有人 | 38,693,836 | 4.93% |
| 劉錫澳先生*(附註3及4)* | 實益擁有人 | 37,507,445 | 4.78% |
| K.K. Nominees Limited*(附註5)* | 擁有被控股公司之權益 | 3,165,277 | 0.40% |
| Wincard Management Services Ltd*(附註6)* | 擁有被控股公司之權益 | 10,100,415 | 1.29% |
| Philip Lau Holding Corporation*(附註7)* | 信託基金持有 | 169,069,209 | 21.54% |
| 韓相田 | 實益擁有人 | 206,769 | 0.03% |
| 卓育賢 | 實益擁有人 | 770,000 | 0.10% |

*附註：*

1. 劉錫康先生為主席兼執行董事。

2. 劉錫淇先生為執行董事及劉錫康先生及劉錫澳先生之胞兄弟。

3. 劉錫澳先生為執行董事及劉錫康先生及劉錫淇先生之胞兄弟。

4. 根據收購守則，劉錫康先生、劉錫淇先生及劉錫澳先生被視為一致行動人士，因此，彼等被視為擁有各自持有之現有股份及經調整股份之權益。

5. K.K. Nominees Limited由劉錫康先生、劉錫淇先生及劉錫澳先生全資實益擁有。劉錫康先生、劉錫淇先生及劉錫澳先生被視為擁有K.K. Nominees Limited擁有之現有股份及經調整股份之權益。

6. Wincard Management Services Limited由劉錫康先生、劉錫淇先生及劉錫澳先生全資實益擁有。劉錫康先生、劉錫淇先生及劉錫澳先生被視為擁有Wincard Management Services Limited擁有之現有股份及經調整股份之權益。

7. Philip Lau Holding Corporation由一全權信託基金實益擁有，該全權信託基金之受益人包括劉錫康先生及其聯繫人士。劉錫康先生被視為擁有Philip Lau Holding Corporation擁有之現有股份及經調整股份之權益。

8. 該等股份由Timemate Industries Ltd實益擁有，該公司由包銷商丙實益擁有75%權益。因此，包銷商丙被視為擁有Timemate Industries Ltd實益擁有之現有股份及經調整股份之權益。

除上文所披露者外，於最後實際可行日期，概無董事或本公司主要行政人員於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有或被視為擁有(i)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之任何權益或淡倉(包括彼等根據證券及期貨條例之條文被當作或視為擁有之權益或淡倉)；或(ii)根據證券及期貨條例第352條須記入該條所述之登記冊之任何權益或淡倉；或(iii)根據上市規則所載上市公司董事進行證券交易的標準守則須知會本公司及聯交所之任何權益或淡倉。

## (b) 主要股東及其他人士於股份及相關股份之權益

於最後實際可行日期，根據本公司按照證券及期貨條例第336條存置之登記冊，及據董事及本公司主要行政人員所知，以下人士(不包括董事或本公司主要行政人員)於股份或相關股份中擁有或被視為或被當作擁有權益或淡倉而須根據證券及期貨條例第XV部第2及3分部之條文向本公司及聯交所披露，或直接或間接擁有附有可於任何情況下在本集團任何成員公司之股東大會上投票之權利之任何類別股本(包括該等股本之購股權)面值5%或以上之權益：

*(i) 本公司之主要股東：*

| 姓名 | 權益性質 | 所持股份數目 | 佔本公司已發行股本之概約百分比 |
|---|---|---|---|
| 李裕章 | 實益擁有人 | 42,140,878 | 5.37% |

*附註：*

除上文所披露者外及就董事或本公司主要行政人員所知，於最後實際可行日期，概無人士(不包括董事或本公司主要行政人員)於股份及相關股份中擁有權益或淡倉而須根據證券及期貨條例第XV部第2及3分部之條文向本公司及聯交所披露，或直接或間接擁有附有可於任何情況下在本集團任何其他成員公司之股東大會上投票之權利之任何類別股本(包括該等股本之購股權)面值5%或以上之權益。

## 4. 董事服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂有或擬訂立任何服務合約(不包括將於一年內屆滿或僱主可於一年內終止而免付賠償(法定補償除外)之服務合約)。

## 5. 董事於資產之權益

自二零一零年三月三十一日(即本集團最近期發表之經審核綜合財務報告之結算日)至最後實際可行日期為止，各董事在本集團任何成員公司所購買或出售或租賃，或建議購買或出售或租賃之任何資產中概無直接或間接擁有任何權益。

## 6. 董事於合約或安排之權益

就董事所知，彼等或本公司之主要股東(定義見上市規則)或彼等各自之聯繫人士概無於與本集團業務構成競爭或可能構成競爭或與本集團有任何其他利益衝突之業務中擁有任何權益。

## 7. 競爭權益

於最後實際可行日期，各董事或彼等各自之聯繫人士概無於與本集團業務直接或間接構成競爭或可能構成競爭之業務中擁有任何權益，惟不包括董事獲委任為董事以代表本公司及／或本集團利益之該等業務。

## 8. 訴訟

於最後實際可行日期，本集團接獲一份有關Digital Integrated System Sdn. Bhd.(「**DIS**」)向香港高等法院呈請對本公司全資附屬公司Starlight Marketing Limited(「**SML**」)發出之傳召令狀(「**令狀**」)。根據令狀所附申索陳述書，DIS指稱DIS與SML於二零零九年二月至二零零九年十二月期間進行多項交易，惟DIS並未收到任何付款。DIS所申索之總金額約為23,753,947美元。SML已就令狀尋求法律意見，並擬就此申索作出積極及強烈抗辯。雖然若SML未能成功就申索抗辯可能會對本集團造成重大不利影響，惟鑑於訴訟程序仍在初步階段，董事認為現階段評估對本集團之潛在影響不切實際。若申索不成立，則不會對本集團造成影響。

## 9. 專家及同意書

於本通函發表意見或建議之專家資格如下：

| 名稱 | 資格 |
|---|---|
| 滙盈融資 | 可從事證券及期貨條例項下第六類受規管活動(就機構融資提供意見)之持牌法團 |
| 德勤 • 關黃陳方會計師行 | 執業會計師 |

滙盈融資及德勤 • 關黃陳方會計師行已各自就刊發本通函連同以所示形式及涵義收錄其函件或引述其名稱而發出書面同意書，且迄今並無撤回有關書面同意書。

滙盈融資及德勤 • 關黃陳方會計師行各自概無擁有本集團任何成員公司之任何股權，亦無擁有可認購或提名他人認購本集團任何成員公司之證券之權利(不論是否可依法執行)。

自二零一零年三月三十一日(即本集團最近期發表之經審核綜合賬目之結算日)以來，滙盈融資及德勤 • 關黃陳方會計師行各自在本集團任何成員公司所購買或出售或租賃，或建議購買或出售或租賃之任何資產中概無直接或間接擁有任何權益。

## 10. 重大合約

於緊接本通函日期前兩年內，本公司或其任何附屬公司曾訂立以下重大或可屬重大之合約(並非一般日常業務上訂立之合約)：

1. 包銷協議。

## 11. 開支

有關公開發售之開支(包括財務顧問費用、印刷、登記、翻譯、法律及會計支出)估計約為2,460,000港元，並將由本公司支付。

## 12. 參與公開發售之各方及公司資料

董事

| | |
|---|---|
| 劉錫康先生 | 香港香港仔大道232號城都工業大廈5樓 |
| 劉錫淇先生 | 香港香港仔大道232號城都工業大廈5樓 |
| 劉錫澳先生 | 香港香港仔大道232號城都工業大廈5樓 |
| 韓相田先生 | 香港香港仔大道232號城都工業大廈5樓 |
| 何厚鏘先生 | 香港香港仔大道232號城都工業大廈5樓 |
| 陳澤仲先生 | 香港香港仔大道232號城都工業大廈5樓 |
| 卓育賢先生 | 香港香港仔大道232號城都工業大廈5樓 |
| 註冊辦事處 | Canon's Court<br>22 Victoria Street<br>Hamilton HM12<br>Bermuda |
| 總辦事處及香港主要營業地點 | 香港<br>香港仔大道232號<br>城都工業大廈<br>5樓 |
| 法定代表 | 劉錫康先生<br>香港香港仔大道232號城都工業大廈5樓<br>劉錫淇先生<br>香港香港仔大道232號城都工業大廈5樓 |
| 公司秘書 | 羅泰安FCCA |

| | |
|---|---|
| 本公司法律顧問 | 香港法律：<br>李智聰律師事務所<br>香港中環<br>都爹利街6號<br>印刷行14樓 |
| | 百慕達法律：<br>毅柏律師事務所<br>香港中環<br>夏慤道12號<br>美國銀行中心8樓 |
| 就公開發售向獨立董事委員會提供意見之獨立財務顧問 | 滙盈融資有限公司<br>香港中環<br>雲咸街60號<br>中央廣場28樓 |
| 核數師及申報會計師 | 德勤•關黃陳方會計師行<br>*執業會計師*<br>香港金鐘道88號<br>太古廣場一期35樓 |
| 包銷商 | 朱大安<br>余錦澄<br>周永祥<br>范思浩<br>吳錦青 |
| 主要股份過戶登記處 | Butterfield Fulcrum Group (Bermuda) Limited<br>Rosebank Centre, 11 Bermudiana Road,<br>Pembroke, HM08, Bermuda |
| 香港股份過戶登記分處 | 卓佳秘書商務有限公司<br>香港灣仔<br>皇后大道東28號<br>金鐘匯中心26樓 |
| 主要往來銀行 | 香港上海滙豐銀行有限公司<br>渣打銀行(香港)有限公司<br>恒生銀行有限公司<br>中國工商銀行(亞洲)有限公司 |

## 13. 一般事項

(a) 於最後實際可行日期，概無任何董事獲得任何利益作為離職補償或其他與公開發售有關之損失補償。

(b) 本通函及隨附之代表委任表格乃以英文及中文編製。如有歧義，概以英文本為準。

## 14. 其他披露權益

(1) 於最後實際可行日期，概無任何人士已不可撤回地承諾投票贊成或反對將於股東特別大會提呈以批准公開發售。

(2) 於最後實際可行日期，除包銷協議項下之承諾外，董事局尚未接獲任何主要股東有關彼等擬接納公開發售項下彼等將獲暫定配發或發售之本公司證券之訊息。

(3) 於最後實際可行日期，包銷商及其一致行動人士概無訂立董事擁有重大權益之合約或安排。

## 15. 董事及高級管理層

### 執行董事

**劉錫康先生**，63歲，於1989年9月26日獲委任為本公司執行董事。彼亦為本公司主席兼董事總經理。彼在本集團已服務40年並擁有超過40年電子工業之管理經驗。劉先生於過去三年並無出任其他上市公司董事職位。劉先生亦為本公司多家集團附屬公司之董事。彼為本公司之執行董事及高層管理人員劉錫淇先生、劉錫澳先生、劉翠蓮女士、劉錫鴻先生及劉錫海先生之胞兄。

**劉錫淇先生**，60歲，於1989年9月26日獲委任為本公司董事。彼現為本公司執行董事。彼在本集團已服務38年，負責本集團之中國整體生產管理，亦主管本集團之研發部。劉先生過去三年內並無出任其他上市公司董事職位。劉先生亦為本公司多家集團附屬公司之董事。彼為本公司之執行董事及高層管理人員劉錫康先生、劉錫澳先生、劉翠蓮女士、劉錫鴻先生及劉錫海先生之胞兄弟。

**劉錫澳先生**，60歲，於1989年9月26日獲委任為本公司執行董事，負責本集團之研究及發展，並於本集團已服務38年。劉先生於過去三年並無出任其他上市公司董事職位。劉先生亦為本公司多家集團附屬公司之董事。彼為本公司之執行董事及高層管理人員劉錫康先生、劉錫淇先生、劉翠蓮女士、劉錫鴻先生及劉錫海先生之胞兄弟。

**非執行董事**

**韓相田先生**，69歲，彼於1988年獲委任為本公司獨立非執行董事，其後於2004年9月28日重新委任為本公司非執行董事。現職為律師，於香港執業超過40年。彼於2008年4月1日起辭任韓潤燊律師樓之首席合夥人，惟仍留任顧問職務。彼亦為香港聯合交易所有限公司之上市公司自動系統集團有限公司之獨立非執行董事，亦為Starlight Industrial Holdings Limited及The Singing Machine Company, Inc.（均為本公司附屬公司）之董事。彼為本公司審核委員會及薪酬委員會成員。

**獨立非執行董事**

**何厚鏘先生**，54歲，彼於1998年10月1日獲委任為本公司獨立非執行董事。彼為本公司審核委員會成員。何先生持有英國University of Exeter學士學位，亦為英格蘭及威爾斯特許會計師公會會員及香港會計師公會資深會員。何先生有超過23年管理及地產發展經驗。何先生為中信泰富有限公司、香港小輪（集團）有限公司、利興發展有限公司、美麗華酒店企業有限公司、信德集團有限公司及新世界移動控股有限公司之董事，該等公司均於聯交所上市。何先生於2009年7月1日辭任聯交所上市公司大福證券集團有限公司之董事一職。

**公司秘書**

羅泰安先生於二零零九年九月起擔任本公司之公司秘書。羅先生為香港會計師公會會員且擁有逾20年之公司秘書經驗。

## 16. 備查文件

以下文件之副本由本通函日期起直至股東特別大會日期(包括該日)止之任何平日(公眾假期除外)之一般辦公時間內在本公司之總辦事處及香港主要營業地點(地址為香港仔大道232號城都工業大廈5樓及本公司網站www.starlight.com.hk可供查閱：

(a) 本公司組織章程大綱及細則；

(b) 本公司分別截至二零零八年及二零零九年三月三十一日止年度之年報；

(c) 本附錄「重大合約」一段所述重大合約；

(d) 本附錄「專家及同意書」一段所述同意書；

(e) 德勤•關黃陳方會計師行就本集團綜合有形資產淨值之未經審核備考報表發出之函件，全文載於本通函第116至119頁；

(f) 獨立董事委員會函件，全文載於本通函第27頁；

(g) 獨立財務顧問之意見函件，全文載於本通函第28至44頁；及

(h) 本公司根據上市規則第14章及／或第14A章所載規定自二零零九年三月三十一日(即本集團最近期發表之經審核綜合財務報告之結算日)起發表之各份通函之副本。

STARLITE

# STARLIGHT INTERNATIONAL HOLDINGS LIMITED
# 升岡國際有限公司*

*(於百慕達註冊成立之有限公司)*

(股份代號：485)

**茲通告**Starlight International Holdings Limited升岡國際有限公司*(「**本公司**」)謹訂於二零一零年六月二十三日(星期三)上午十時正假座香港香港仔大道232號城都工業大廈5樓舉行股東特別大會(「**股東特別大會**」)，以考慮並酌情通過以下決議案(不論是否有任何修訂)：

## 特別決議案

1. 「**動議**待(i)香港聯合交易所有限公司(「**聯交所**」)上市委員會批准經調整股份(定義見下文)上市及買賣；及(ii)遵守百慕達一九八一年公司法(經修訂)第46(2)條之規定後，自本決議案獲本公司股東(「**股東**」)通過之營業日(定義見聯交所證券上市規則(「**上市規則**」))當日下午五時正起生效：

   (a) 透過註銷每股已發行股份之繳足股本0.30港元，將每股已發行股份之面值由0.40港元削減至0.10港元，從而削減已發行股本(「**削減股本**」)；

   (b) 將每股面值0.40港元之法定但未發行股份各拆細為四(4)股每股面值0.10港元之股份(「**經調整股份**」)(「**股份拆細**」)；

   (c) 將削減股本產生之進賬轉撥入本公司之繳入盈餘賬(連同削減股本及股份拆細統稱「**股本重組**」)；及

   (d) 授權任何董事就上述任何事宜所附帶或彼等認為就落實及進行上述任何事宜或其項下擬進行之交易屬必需、合適或權宜而簽署及簽立有關文件並作出一切相關行動及事宜。」

* *僅供識別*

## 普通決議案

2. 「**動議**

(a) 待第1項決議案獲通過及包銷協議(定義見下文)之條件獲達成後，批准公開發售(定義見下文)及其項下擬進行之交易：

就本決議案而言，「**公開發售**」指建議以公開發售方式發行不少於628,071,062股發售股份及不超過642,675,862股本公司股本中每股面值0.10港元之發售股份(「**發售股份**」)予於釐定公開發售配額之參考日期當日名列股東名冊之本公司合資格股東(「**合資格股東**」)，惟不包括登記地址在香港境外而董事經作出有關查詢後，認為經計及有關地方之法例之法律限制及當地有關規管機構或證券交易所之規定後，不向該等股東提呈公開發售乃屬必須或適宜之股東(「**除外股東**」)；認購價為每股發售股份(「**股份**」) 0.12港元，比例為每持有五(5)股經調整股份可獲發四(4)股發售股份，受限於本公司與劉錫康先生(「**劉錫康先生**」)、朱大安先生(「**包銷商甲**」)、余錦澄先生(「**包銷商乙**」)、周永祥先生(「**包銷商丙**」)、范思浩先生(「**包銷商丁**」)及吳錦青先生(「**包銷商戊**」)(包銷商甲、包銷商乙、包銷商丙、包銷商丁及包銷商戊統稱為「**包銷商**」)所訂立日期為二零一零年五月七日之包銷協議(「**包銷協議**」，包括(如有)據此簽訂之所有補充協議或契約)所載列之條件及條款達成或獲豁免，註有「A」字樣之包銷協議副本已送呈本大會，並由股東特別大會主席簽署以資識別)。」

(b) 授權董事根據公開發售配發及發行發售股份，惟發售股份可按比例發售、配發或發行予合資格股東，特別是董事經考慮到本公司細則或香港以外任何地區之任何法例限制或責任或香港以外任何地區之任何認可規管機關或任何證券交易所之條例及法規後，可在彼等認為必要、合適或權宜之情況下，將除外股東排除或作出其他安排；

(c) 批准、確認及追認包銷協議及其項下擬進行之交易(包括但不限於由包銷商接納未獲認購之發售股份(如有)之安排)；

(d) 批准、確認及追認並無有關合資格股東根據公開發售申請認購超出其配額之發售股份安排；及

(e) 授權任何董事在彼等酌情認為適當、必要及恰當且符合本公司及其股東利益之情況下簽署及簽立，並就配發及發行發售股份、實行公開發售及包銷協議、行使或強制執行本公司在包銷協議下之任何權利作出一切有關行動及事宜，以及對包銷協議之條款作出及同意作出修訂。」。

承董事局命
**升岡國際有限公司***
*主席*
**劉錫康**

香港，二零一零年五月三十一日

*註冊辦事處：*
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*香港主要營業地點：*
香港
香港仔大道232號
城都工業大廈
5樓

* *僅供識別*

*附註：*

1. 凡有權出席上述通告召開之股東特別大會及於會上投票之本公司股東(「**股東**」)，均有權委任一名或(如該股東持有多於一股股份)多名受委代表出席及代其投票。受委代表毋須為股東。

2. 代表委任表格連同簽署該表格之授權書或其他授權文件(如有)或該授權書之核證副本，最遲須於股東特別大會或其任何續會指定舉行時間四十八小時前送達本公司之香港股份過戶登記分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

3. 如屬本公司任何股份之聯名登記持有人，則該等持有人中任何一位均可親身或委派代表在股東特別大會就有關股份投票，猶如彼為唯一有權投票者；惟如有超過一名該等持有人親身或委派代表出席股東特別大會，則該等持有人中僅在本公司股東名冊中就該等股份排名最先者方有權就有關股份進行投票。

4. 代表委任文據須由委任人或其以書面正式授權之人士簽署，如委任人為公司，則代表委任文據須蓋上公司印鑑，或經由任何公司負責人或獲授權簽署之受權人或其他人士簽署。

5. 填妥及交回代表委任表格後，股東仍可依願親身出席股東特別大會並於會上投票，在此情況下，委任受委代表之文據將被視為撤回論。